Form 20-F
period 2003-12-31
SR TELECOM INC
filed 2004-04-23
CIK 1223165

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 333-107620

SR TELECOM INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

8150 Trans-Canada Hwy
Montreal, QC H4S 1M5
Canada
514-335-1210
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares
(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

10,467,283

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

        Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

TABLE OF CONTENTS

EXPLANATORY NOTES
EXCHANGE RATE INFORMATION

EXPLANATORY NOTES

        References herein to the "Corporation", "we", "us" and "our" are references to SR Telecom Inc., a Canadian corporation, and its consolidated subsidiaries unless the context indicates otherwise.

        All references herein to "dollars" and "$" refer to the lawful currency of Canada, unless otherwise expressly stated. All references herein to "US dollars" and "US$" refer to the lawful currency of the United States of America. All financial statements and financial information derived therefrom presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a discussion of the principal differences between Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP"), see Note 30 to the consolidated financial statements.

        Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry and our market positions and market shares are based on estimates we prepared using data from publicly available industry sources as well as from various research analysts' reports, market research and industry analyses, and on assumptions made, based on our knowledge of this industry, which we believe to be reasonable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

        Unless otherwise indicated, all operating data presented herein is as of December 31, 2003.

EXCHANGE RATE INFORMATION

        The following table sets forth the exchange rates for one US dollar in effect at the end of the periods noted and the average of the exchange rates on the last day of each month during such periods. The exchange rates below are based on the noon buying rate as reported by the Federal Reserve Bank of New York.

	2003		2002		2001		2000		1999
	End	Average	End	Average	End	Average	End	Average	End	Average
Canadian Dollar	1.2923	1.3911	1.5718	1.5666	1.5956	1.5490	1.4995	1.4855	1.4440	1.4852

        On April 9, 2004, the exchange rate for one US dollar was 1.3292.

        The following table sets out the high and low rates for one US dollar for each month during the previous six months:

	High	Low
October 2003	1.3518	1.3021
November 2003	1.3410	1.2945
December 2003	1.3420	1.2839
January 2004	1.3360	1.2730
February 2004	1.3512	1.3069
March 2004	1.3570	1.3056

FORWARD-LOOKING STATEMENTS

        This document contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as "believe", "intend", "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed in Item 3. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

SR Telecom Selected Consolidated Financial Data

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the section entitled "Risk Factors", and the consolidated financial statements and related notes thereto. The following selected consolidated financial information as of and for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, which was derived from our audited consolidated financial statements, was prepared in accordance with Canadian GAAP and is presented in Canadian dollars. The principles of Canadian GAAP used in the preparation of our financial statements for the years ended December 31, 2003, 2002 and 2001 conform in all material respects with U.S. GAAP, except as disclosed in note 30 to the consolidated financial statements for the years ended December 31, 2003 and 2002 included in this Form 20-F. As permitted by SEC rules, our financial statements for the years ended December 31, 2001, 2000 and 1999 have not been reconciled to U.S. GAAP.

	Year Ended December 31,
(in thousands, except per share data)	2003	2002	2001	2000	1999
	$	$	$	$	$
Consolidated Statement of Operations Data:
Revenues	127,881	196,903	161,487	191,512	193,942
Restructuring, asset impairment and other charges	(3,716)	(4,912)	(61,655)	(4,385)	—
Operating (loss) earnings	(41,019)	(2,125)	(69,855)	6,610	16,263
Net (loss) earnings from continuing operations	(44,755)	(20,885)	(62,924)	(5,922)	8,568
Net (loss) earnings	(44,755)	(20,885)	(16,065)	(52,781)	7,307
Basic and diluted (loss) earnings per share from continuing operations	(6.21)	(3.82)	(12.54)	(1.40)	2.42
Basic and diluted (loss) earnings per share	(6.21)	(3.82)	(3.20)	(12.46)	2.06
Net loss (U.S. GAAP)	(43,700)	(11,125)
Basic and diluted loss per share (U.S. GAAP)	(6.06)	(2.03)
	As of December 31,
(in thousands, except per share data)	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:
Total Assets	289,775	320,805	336,370	406,386	346,849
Long-term Debt(1)	131,437	140,300	149,439	151,629	129,280
Capital Stock	180,866	147,985	147,230	133,345	60,710
Shareholders' Equity	91,740	102,326	122,456	129,343	112,360
Shareholders' Equity (U.S. GAAP)	70,687	80,218
Other Data:
Number of Shares Issued:
Common shares	10,467	5,523	5,455	4,592	3,558
Dividends per common share	—	—	—	—	—

(1)
Long-term debt includes the current portion of long-term debt, capital leases, lease liability and other long-term liabilities.

Exchange Rate Data

        Please refer to the Section entitled "Exchange Rate Information" on page 3.

CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

RISK FACTORS

Lenders to our Chilean Subsidiary May Elect Not to Renew Covenant Waivers That Expire in February 2005

        Our wholly-owned subsidiary in Chile, Comunicacion y Telefonia Rural, or CTR, is party to credit facilities under which US$35 million of debt is outstanding at December 31, 2003. The loan documents provide the lenders with full recourse to our assets if certain financial and operational covenants are not satisfied. The lenders have waived compliance with these covenants through February 13, 2005, in exchange for a fee. CTR does not expect to satisfy all of these covenants for the foreseeable future. If the lenders do not waive these defaults when the existing waivers expire in February 2005, CTR will be in default and all amounts due under the credit facilities could be declared due and immediately payable. There is no assurance that we will obtain the necessary waivers. In addition, such a default would trigger a cross-default under our public debentures and bank debt, permitting the debentures and bank debt to be accelerated. Such acceleration would have material and adverse consequences for our business, financial position and results of operations, and may cause us to seek protection from our creditors under applicable bankruptcy or insolvency legislation.

We are Substantially Leveraged, Which Could Impair our Ability to Gain Access to Necessary Additional Funding

        In addition to the CTR debt, we had $74 million of public and bank debt outstanding as of December 31, 2003. Our trust indenture governing our public debentures limits the amount of indebtedness that we may incur, but does not prohibit the incurrence of debt. We are limited under the trust indenture to the borrowing facilities we currently have outstanding and as of December 31, 2003, could not incur any additional indebtedness under the most restrictive provisions in the indenture. Furthermore, the indenture limits, but does not prohibit, the incurrence of certain other indebtedness by us and our subsidiaries or our operating companies. The balance of the debentures is due in a bullet payment at maturity in April 2005. If we are unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations, and may cause us to seek protection from our creditors under applicable bankruptcy or insolvency legislation.

        Our operations are by their nature capital intensive. We will therefore require continuing access to financing to fund additional development and acquisition opportunities, the retirement of maturing debt, working capital needs, capital expenditures and other cash requirements. If we are unable to obtain such additional financing or refinance our existing debt, we may be unable to repay our existing debt or meet our capital needs. If we were unable to repay our existing debt or meet our capital needs using our cash and cashflow from operations, we could be forced to sell other assets needed for our business. A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce our flexibility in planning for or reacting to changes in our business, or leave us unable to make strategic acquisitions, introduce new products or exploit new business opportunities.

We have a Long Sales Cycle, Which Could Cause our Results of Operations and Stock Price to Fluctuate

        Our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This would cause our operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. Some additional factors that are likely to affect the length of our sales cycle include:

  –
  availability of radio frequencies;

  –
  currency and capital markets crises;

  –
  availability of financing to the customer;

  –
  budget allocation by the customer;

  –
  political and regulatory issues;

  –
  scope of a given project;

  –
  complexity of a given network;

  –
  deployment and planning of network infrastructure; and

  –
  acquisition of roof rights.

        In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of service providers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders during our sales cycle or chooses not to deploy networks incorporating our products.

We are Subject to the Risks of Doing Business in Developing Countries

        We market and sell our telecommunications products and services to customers around the world, with a focus on developing countries. Accordingly, we are subject to all the risks of doing business with customers in such countries, including dealing with:

  –
  trade protection measures and import or export licensing requirements;

  –
  difficulties in enforcing contracts;

  –
  difficulties in protecting intellectual property;

  –
  unexpected changes in regulatory requirements;

  –
  legal uncertainty regarding liability, tax, tariffs and other trade barriers;

  –
  foreign exchange controls and other currency risks;

  –
  inflation;

  –
  challenges to credit and collections;

  –
  expropriation; and

  –
  government instability, war, riots, insurrections and other political events.

        We believe that the change of the geographic focus of our business over the past few years reduces our exposure to developing countries. Our exposure to developing countries declined to 80% in 2003 and 2002 from 90% in 2001. Although we have political risk insurance, force majeure clauses and currency strategies covering some of the events listed above, insurance proceeds and other measures would likely not cover all losses and insurance may not be available on commercially reasonable terms, or at all.

We May Not be Able to Compete Effectively With Other Leading Providers of Equipment and Systems in the Wireless Communications Industry, Many of Whom Have Greater Financial Resources Than us, as a Result of Which our Revenues and Results of Operations May be Impaired

        We face competition in the following markets:

        Enterprise Access.    In the enterprise access market, our point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as fiber optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Alcatel, NEC, Ericsson, Marconi, Intracom and Siemens as well as with smaller wireless-only companies, such as Alvarion and AirSpan.

        Residential and Small Business Access.    In the residential and small business access market, point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as DSL and cable modems, and against established wireless local loop vendors, such as Innowave, which has recently been acquired by Alvarion, and AirSpan, as well as with numerous startup companies that are developing products for the industry.

        Mobile Infrastructure.    In the market for mobile infrastructure technologies connecting cellular base stations to the core telecommunications network, point-to-multipoint fixed wireless solutions compete with wire-based solutions such as leased T1 and E1 lines and wireless solutions such as point-to-point radios. We compete principally with large OEMs, such as Alcatel, Ericsson and Marconi.

        Competition is likely to persist and intensify in the future. Many of our competitors are substantially larger and have significantly greater financial, sales, marketing, technical, manufacturing and other resources and more extensive distribution channels than we do. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than we will be able to. Our competitors may also attempt to influence the adoption of standards that are not compatible with our current architecture. This may require us to incur additional development and integration costs and may delay our sales efforts.

        Some of our competitors may make strategic acquisitions or establish cooperative relationships to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. If any technology that is competing with our technology is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

        To be competitive, we must invest significant resources in research and development, sales and marketing and customer support. We may not have sufficient resources to make these investments or be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors.

If we do Not Meet Product Introduction Deadlines, or our Products do Not Contain Key Enhancements, we May Not be Competitive and Revenues and Results of Operations May be Impaired.

        Our inability to develop new products or product features on a timely basis, or the failure of new products or product features to achieve market acceptance, could adversely affect our revenues and revenue growth. In the past, we have experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused us to incur unexpected expenses. In addition, some of our customers have conditioned their future product purchases on the addition of new product features. Furthermore, in order to compete in additional markets, we will have to develop different versions of our existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

We have a History of Net Losses and May Not Achieve or Maintain Profitability, Which Would Impair our Share Price and Liquidity

        We have incurred a loss from operations in our last three fiscal years. As of December 31, 2003, our accumulated deficit was approximately $90.9 million. While we cannot predict whether we will have losses in 2004, failure to return to profitability in 2004 could have a material adverse effect on our business and prospects.

        Our ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, the ability to timely develop new products and features, the market acceptance of our products and the ability to reduce product and other costs sufficiently.

Acquisitions of Companies or Technologies May Result In Disruptions to our Business

        As part of our business strategy, we may acquire assets and businesses principally relating or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

  –
  exposure to unknown liabilities of acquired companies;

  –
  higher than anticipated acquisition costs and expenses;

  –
  effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

  –
  the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target corporation is in a geographically distant location;

  –
  disruption of our ongoing business;

  –
  diversion of management's time and attention;

  –
  failure to enhance our financial and strategic position by the unsuccessful incorporation of acquired technology;

  –
  the inability to implement uniform standards, controls, procedures and policies;

  –
  loss of key employees and customers as a result of changes in management;

  –
  the incurrence of amortization expenses; and

  –
  possible dilution to our shareholders.

        We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

        Further, your ownership interest in us will be diluted if equity securities are issued in connection with any acquisition. If acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Acquisition financing may not be available on acceptable terms, if at all and our ability to make acquisitions will be limited by our current debt obligations.

Our Products Could Become Obsolete as a Result of Rapid Technological Change, Limiting our Ability to Generate Continuing Revenues and Achieve Profitability.

        The telecommunications industry is subject to rapid and substantial technological change. We may not be able to keep pace with technological developments or developments by other companies that could render our products or technologies non-competitive. Other companies have developed, and will continue to develop, technologies that could be the basis for competitive products. Some of these technologies and products could be more effective and less costly than our products or technologies, thereby eroding our market share.

We May Encounter Continued Competitive Pressures to Lower Selling Prices. If we Cannot Successfully Reduce our Product Costs, our Results of Operations and Earnings Will Suffer

        The market for fixed wireless access telecommunications equipment is rapidly evolving and highly competitive. Increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect our business. If we cannot reduce the cost of our products enough to keep pace with the required price reductions, then our product sales or our gross margins, and consequently our results of operations, will suffer.

        Our ability to implement cost reductions will also be dependent on factors outside of our control. For example, our cost for contract manufacturing may be largely impacted by the level and volume of our orders which will be driven by our customers' demand. Also, our contract manufacturers must correctly implement cost reductions that we design into the products. Our cost projections are based upon assumptions regarding the ability of our contract manufacturers to achieve volume-related cost reductions. Some of our design cost reductions will depend on the emergence of low-cost components which are likely to be developed by third parties. We will not control these third parties. To the extent these third parties are unable or unwilling to cooperate with us in reducing product cost, or their efforts in this regard are not timely, our product costs will exceed our internal projections.

        In addition, the price for wireless telecommunications equipment is driven by the prevailing price for other connection technologies, such as the cost of obtaining digital subscriber line service or leasing a T1 connection from the traditional telecommunications service provider in a given locale. The price of these connections has declined significantly in many countries in the recent past, and could decline significantly in the future. If this trend continues, service providers might be more likely to use these kinds of connections than to introduce new technology such as our products, which would adversely affect our revenues and earnings.

Because we Must Sell our Products in Many Countries that Have Different Regulatory Schemes, if we Cannot Develop Products that Work with Different Standards, our Opportunities for Growth will be Limited

        We must sell our products in many different countries in order to grow. Many countries require communications equipment used in their country to comply with unique regulations, including safety regulations, radio frequency allocation schemes and standards. If we are unable to develop products that work with different standards, we will be unable to sell our products. If compliance proves to be more expensive or time consuming than we anticipate, our business would be adversely affected. Some countries have not completed their radio frequency allocation process and therefore the standards with which we will be forced to comply are unknown. Furthermore, standards and regulatory requirements are subject to change. If we fail to anticipate or comply with these new standards, our revenues and results of operations will be adversely affected.

Because Some of our Key Components Are from Sole Source Suppliers or Require Long Lead Times, our Business will be Subject to Unexpected Interruptions, which Could Cause our Operating Results to Suffer

        Some of the key components to be used in our products are complex to manufacture and have long lead times. They are supplied by sole source vendors for which alternative sources are not currently available. In the event of a reduction or interruption of supply, or a degradation in quality, as many as six months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and our revenues and results of operations would suffer. If we receive a smaller allocation of component parts than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products and we could lose market share.

Our Products May Contain Defects that Could Harm our Reputation, be Costly to Correct, Expose us to Litigation and Harm our Operating Results and Profits

        We and our customers have from time to time discovered defects in our products and additional defects may be found in the future. If defects are discovered, we may not be able to correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or a delay in, market acceptance of our products. In addition, defects in our products could cause adverse publicity, damage our reputation and impair our ability to acquire new customers. In addition, we may need to make significant expenditures to eliminate defects from our products.

        Moreover, because our products are used in critical telecommunications networks, we may be subject to significant liability claims if our products do not work properly. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, our insurance policies may not adequately limit our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with product specifications. If these or our future products fail to conform to such specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend and could seriously damage our reputation and business.

Our Operating Results and Liquidity May be Adversely Affected if we do Not Successfully Resolve Pending Commercial Disputes

        We are party to arbitration proceedings arising from a dispute involving a telecom project in Ghana. The Ghana proceedings include damage claims against us for breach of contract in the amount of US$1.3 million plus special damages, interest and costs. In connection with a Haitian project dispute, we have filed a statement of claim for US$4.86 million against MCI International in MCI's bankruptcy. Our claim is presently listed as an administrative priority claim. MCI has until May 2004 to object to any claims filed. If we lose the Ghana arbitration and are forced to pay the full amount of damages claimed against us, or we fail to recover a substantial amount from MCI International, our results of operations and liquidity may be adversely affected.

        Our wholly-owned subsidiary, SR Telecom USA (formerly known as Netro), which we acquired in 2003, and certain members of its board of directors are currently being sued in two different lawsuits styled as class actions. One of the lawsuits involves allegations relating to purported inadequate disclosure of underwriting commissions and practices in violation of securities laws and regulations in relation to its initial public offering. Although SR Telecom USA has accepted proposals to settle these lawsuits, neither proposal has yet received the required court approval.

SR Telecom USA has Recorded Significant Accrued Liabilities

        These liabilities include its obligations in connection with its litigation and arbitration proceedings, and may involve other obligations which have not yet become known, such as potential product liability claims. We have made estimates of these liabilities to the extent we are aware of them, but there can be no assurance that the actual settlement of these liabilities will not differ materially from amounts accrued. If these liabilities are more extensive than anticipated, they could result in additional expense for us and divert the attention of our management to respond to these unexpected obligations.

We May Have to Acquire Significant Inventory to Support Future Sales and for Long-Term Product Support

        We have acquired and may continue to acquire significant inventory in order to support contractual obligations in relation to discontinued product lines and discontinued components in existing products. If sales of such products or components do not materialize, we could end up with inventory levels that are significantly in excess of our needs, which could diminish our working capital or cause significant losses.

We have Exposure to Currency Risk. Significant Fluctuations in Exchange Rates Could Reduce Revenues, Earnings, Investments and Liquidity

        Our reporting currency is the Canadian dollar, while the majority of our sales contracts are in other currencies. Fluctuations between currencies will affect the reported values of revenues and eventual collections. While we actively engage in hedging activities to protect us from fluctuations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

        The value of our investment in our foreign subsidiaries is partially a function of the currency exchange rate between the Canadian dollar and the applicable local currency. The devaluation of a foreign subsidiary's local currency would result in a reduction in our carrying value of our investment in such foreign subsidiary. As a result, we may experience economic losses with respect to our investments in foreign subsidiaries and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the Canadian dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, any of which could impair the recoverability of our long-term assets.

        In many circumstances, revenues generated by foreign subsidiaries will generally be paid to the foreign subsidiaries in the local currency. By contrast, some significant liabilities of the foreign subsidiaries, such as liabilities for the financing of telecommunications equipment, may be payable in U.S. dollars or in currencies other than the local currency. As a result, any devaluation in the local currency relative to the currencies in which such liabilities are payable could increase the Canadian dollar amounts payable and negatively impact liquidity and earnings. Moreover, we will record revenues and expenses of our foreign subsidiaries in their home currencies and translate these amounts into Canadian dollars. As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations, as well as the value of our assets and liabilities.

Our Ability to Operate Could be Hindered by the Proprietary Rights of Others and our Inability to Adequately Protect our Intellectual Property Rights

        A number of telecommunication companies have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or intellectual property rights. Such conflicts could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

        If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We may not be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

        Despite efforts to protect proprietary rights, existing copyright, trademark, patent and trade secret laws only afford limited protection. Third parties may attempt to copy or reverse engineer aspects of our products or proprietary information. Accordingly, we may not be able to adequately protect our intellectual property.

We May Incur Substantial Costs as a Result of Litigation or Other Proceedings Relating to Patent and Other Intellectual Property Rights

        Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our principal products. Any such success may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by our competitors and others. Our involvement in intellectual property litigation could result in significant expense, adversely affecting sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In addition, in our sales agreements, we have agreed to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties, which obligations will continue to be binding on us and could expose us to additional costs. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

  –
  pay substantial damages;

  –
  cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

  –
  expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

  –
  discontinue processes incorporating infringing technology; or

  –
  obtain licenses to the infringing intellectual property, which may not be available on terms acceptable to us, if at all.

        Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the Canadian Intellectual Property Office, U.S. Patent and Trademark Office, or other proceedings outside Canada or the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were in our favour.

Our Share Price Has Been Volatile, and is Likely to Continue to be Volatile and Could Decline Substantially

        The price of our Common Shares has been, and is likely to continue to be, highly volatile. For example, in the last 24 months, our Common Shares traded on the Toronto Stock Exchange have closed at a high of $23.50 and at a low of $5.50. Some of the factors that could cause our stock price to fluctuate significantly in the future include:

  –
  a failure to secure new business;

  –
  the possibility that we will not be able to obtain additional waivers after February 13, 2005 for defaults on CTR's project financing loans or be unable to refinance our public debentures;

  –
  risk that we would be unable to meet our debt repayment obligations;

  –
  the delay of expected customer orders;

  –
  the introduction of new products or changes in product pricing policies by us or our competitors;

  –
  an acquisition or loss of significant customers, distributors and suppliers; and

  –
  changes in earnings estimates by analysts.

        In addition, stock markets in general, and the market for shares of telecommunications companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price of our Common Shares to decline. The market price of our Common Shares could decline below the current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

        Due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of products could occur at the end of our fiscal quarters. Failure to ship products by the end of a quarter may adversely affect our operating results. In the future, our customers may delay delivery schedules or cancel their orders without notice. Due to these and other factors, quarterly revenue, expenses and results of operations could vary significantly, and period-to-period comparisons should not be relied upon as indications of future performance.

        In the past, shareholders have often instituted securities class action litigation after periods of volatility in the market price of a corporation's securities. If a shareholder files a securities class action suit, we could incur substantial legal fees and our management's attention and resources could be diverted from operating the business of the Corporation in order to respond to the litigation.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        SR Telecom was incorporated under the Canada Business Corporations Act in 1981, and has been a public reporting company in Canada since 1986, when it consummated an initial public offering of its Common Shares in Canada. Our legal name is SR Telecom Inc.

        Our registered head office and principal place of business is located at 8150 Trans-Canada Highway, Montreal, Quebec, Canada, H4S 1M5 and our telephone number is (514) 335-1210. SR Telecom's website is www.srtelecom.com.

        Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, NY 10011.

        SR Telecom began operations in 1975 as a division of Harris Canada Inc., which was then known as Farinon Electric of Canada Ltd. In 1981, the division was purchased in a management-led buyout from Farinon and became SR Telecom Inc. In 1986, SR Telecom Inc. completed an initial public offering in Canada.

        In 1987, we introduced the world's first high-capacity digital time division multiple access system, the SR500. Upgraded and enhanced versions of this product still generate most of our current revenue, especially from rural applications. Over time we have added products to our portfolio to cover the applications, features and frequencies that our global customer base is interested in, as well as new markets for fixed wireless access, such as small and medium-sized enterprises and rural U.S. carriers.

        During the 1990s, the increasing availability of new telecommunications products led many telecommunications service providers to rely on outside vendors and manufacturers to install and maintain their equipment, rather than their own in-house technical staff. In response to this, we increased the services we provided to our customers, from merely providing equipment to providing full turnkey solutions.

        In 2001, we acquired the French assets of the Wireless Access Solutions division of Lucent Technologies for $2.9 million. The acquisition, which added the swing product line to our product portfolio, had an immediate positive impact on our revenues and significantly increased our installed base.

        In 2002, we acquired certain product-related assets from Nera Telecommunications Inc. for USD$500,000 plus limited royalties on future revenues. This culminated in a product, commercially launched under the name stride2400, which is a 2.4 GHz unlicensed band access solution that delivers carrier-grade voice capabilities as well as high-speed data for Internet access. We market stride2400 primarily to rural telecommunications carriers in the United States.

        In early 2003, we acquired from the receiver of Comdev Broadband Inc. (Comdev) the assets and intellectual property associated with Comdev's CDMA2000 1xEV-DO product line for US$635,000 plus limited royalties on future revenues. The product, which was branded shift, added standards based, high-performance broadband capabilities to our fixed wireless access solutions portfolio. Development of the product was discontinued in September 2003 as the cost of additional development and changing customer demands as well as the addition of the angel product rendered shift development not cost-effective.

        On September 4, 2003, we completed the acquisition of Netro Corporation ("Netro"). In consideration therefor, we issued to Netro shareholders of record as of the close of business on September 4, 2003 merger consideration consisting of 0.104727 of a Common Share for each share of Netro common stock that they held. In addition, immediately prior to closing, Netro's board of directors declared and Netro shareholders subsequently received, an aggregate cash dividend of US$100,000,000 equivalent to US$2.523554 per share of Netro common stock. Following the acquisition, Netro was renamed "SR Telecom USA, Inc."

        The acquisition resulted in the addition of Netro's angel and airstar products to our portfolio, research and development facilities in Redmond, Washington and certain strategic sales and marketing staff.

BUSINESS OVERVIEW

        We provide fixed wireless access solutions for voice, data and Internet access applications. We design, market and sell fixed wireless access products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. We also provide full turnkey services to our customers. Most of our sales are international, with our fixed wireless access systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include incumbent local exchange carriers, in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through our majority-owned subsidiary CTR, we provide local telephone service and Internet access to residential, commercial and institutional customers, and we operate a network of payphones in a large, predominantly rural area of Chile.

        The principal applications for our products are:

  –
  Providing affordable telecommunications services to rural or isolated regions where traditional copper telephony wiring is not cost effective due to distance and other considerations. We are a pioneer in the provision of systems for this application.

  –
  Providing voice and high-speed data services to residential end-users in suburban or urban areas, in cases where the service provider prefers a fixed wireless access solution for economic or competitive reasons.

  –
  Providing simultaneous voice, high-speed data and Internet access for small and medium-sized businesses in urban centers.

  –
  Providing connectivity for private voice and data networks owned by specific users, such as utilities, government agencies, industrial concerns and specialized carriers.

  –
  Providing voice and high-speed data access connections for business.

  –
  Connecting mobile phone base stations to the core telecommunications network.

        Our products are designed to minimize the costs of deployment and operation and to enable service providers to offer a broad range of voice, Internet and data services to their subscribers, using a single platform. Our products operate in licensed frequencies for the provision of fixed wireless services as well as the unlicensed 2.4 GHz frequency band in the United States.

SR Telecom's Fixed Wireless Access Business

        Our point-to-multipoint microwave telecommunications systems connect telephone, Internet and data users to a telephone exchange or data access point.

        Our product line consists of seven product families: SR500ip, SR500, metroflex, swing, angel, airstar, and stride2400. With this spectrum of products, we have solutions for a wide range of applications, such as:

  –
  Basic telephone service for communities outside the reach of a traditional land-line network

  –
  High-speed Internet access for rural communities in difficult to serve areas

  –
  A data network for a new wireless Internet service provider

  –
  High-quality voice and high-speed data network for a mid-sized business

  –
  Backhaul for a cellular network

  –
  A Supervision, Control and Data Acquisition, or SCADA, network that monitors hundreds of miles of pipeline, and provides internal voice and data communications

SR500ip

        Intended for incumbent local operators worldwide, SR500ip is an Internet Protocol-based, high-capacity wireless access system for service providers serving rural and remote areas. SR500ip enables operators to offer a wide range of services to residential, small business, and industrial users, including: carrier-class voice, payphone service, dial-up Internet access, and asymmetric digital subscriber line, or ADSL, access to the Internet at speeds up to 1.5 Mbps.

        SR500ip is suitable for operators wishing to bring modern broadband telecommunications services to remote areas. Based on IP architecture and a hybrid packet/circuit-switched airlink protocol, SR500ip allows operators to migrate smoothly from circuit-switched networks to all-IP networks.

        SR500ip is deployed in a point-to-multipoint configuration. Using repeaters and remotely-located terminal stations, the system can deliver services to subscribers located hundreds of kilometres away from the nearest operator point of presence or local exchange. It operates in the 1.5, 2.4, and 3.5 GHz frequency bands. Operators can manage multiple SR500ip systems using the network management software insight nms, which handles all operation, administration, maintenance and provisioning (OAM&P) requirements, and supports over-the-air software downloads.

        We are offering the SR500ip to new and existing customers to allow them to increase the capacity of their existing networks and meet the demands of evolving universal service obligations. The first deployments of SR500ip will occur in May 2004 in South-East Asia in partnership with a long-time SR Telecom client. With this deployment, the operator will increase network capacity to accommodate increasing demand for voice services, and will be able to deliver broadband access to Internet in rural areas, as prescribed by the country's government.

SR500

        Since 1987, service providers around the world have been using SR500 systems to provide rural telephone networks, enterprise communication networks and, in some cases, national data networks. The system offers a single wireless platform for the distribution of voice and data services.

        The SR500 is deployed in a point-to-multipoint configuration. The SR500 central station, repeaters and outstations provide wireless connectivity to the local telephone switch. In a typical SR500 rural application, the physical distance from the user's phone to the exchange is between ten and several hundred kilometers. Connections to sites that are beyond line-of-sight due to distance or obstructions are achieved using repeaters. In most cases, the final link from the outstation to the user's telephone has been by wire, although SR Telecom can provide wireless connectivity through the WL500, wireless local loop subsystem. Using our network management software, insight nms, operators can manage multiple SR500 systems.

        The SR500 is available in several frequency bands: 1.3 to 2.7 GHz, 3.5 GHz and 10.5 GHz. Globally, governments have allocated these bands for fixed wireless services. The SR500 is used primarily to provide voice service in rural areas, although it also can support dial-up Internet service at speeds up to 56 kbps, and high-speed data services, including access to the Internet up to 512 kbps.

        The SR500 system can also be configured to serve the small and medium-sized enterprise market. Marketed as metropol, this system links business customers to a service provider's point-of-presence and provides integrated voice and data services. The metropol version of the SR500 offers bandwidth-on-demand in the 3.5 GHz and 10.5 GHz bands. The 10.5 GHz band is used predominantly in Latin America and Asia for small and medium-sized enterprise connectivity and services, and the 3.5 GHz band is used in several regions for small and medium-sized enterprise connectivity as well as high-end residential connectivity. With metropol, operators can provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access. metropol is deployed in a hub-and-spoke configuration, usually with few or no repeaters, due to the small geographical areas covered.

metroflex

        metroflex is a point-to-multipoint, high-speed, fixed-wireless-access system. It is a packet-based system that handles Internet traffic and supports legacy circuit-based applications. metroflex is designed for service providers targeting small and medium-sized enterprises that require advanced data services and broadband data rates (such as Frame/Relay).

        metroflex is deployed in a point-to-multipoint configuration where the base station acts as the hub of the system. It provides the network interfaces connecting to the core networking equipment. The customer premise equipment, which consists of an indoor unit and an outdoor subscriber radio unit, interfaces directly with the end-user's communications equipment using standard interfaces. metroflex operates in the 3.5 GHz and 10.5 GHz frequency bands.

swing

        In September 2001, we acquired the French assets of Lucent Technologies' Wireless Access Solutions division, and the swing product line.

        swing uses the digital enhanced cordless telecommunications, or DECT, standard, which is also used in cordless telephony. For fixed wireless applications, this standard offers several benefits: low cost mass-produced chipsets emanating from the global cordless telephony industry and reduced requirements for radio frequency planning by the service provider. The swing product line is deployed in a point-to-multipoint architecture, and permits service providers to offer: fax and carrier-class voice service and 56 kbps high speed data service using a dial-up modem for Internet access. It operates in the 0.5, 1.5, 1.9, 2.5 and 3.5 GHz bands.

stride2400

        Launched in February 2003, stride2400 is intended for North American rural operators that need a fixed wireless access solution to provide telephone and high-speed Internet service to rural subscribers. stride2400 end-user equipment delivers broadband data services using an ADSL interface that integrates seamlessly into the service provider's existing network. It operates in the 2.4 GHz unlicensed band, enabling service providers to avoid the costs of obtaining licensed radio spectrum.

        stride2400 is composed of two main functional elements: the base station and the remote terminal. The base station is an outdoor unit, deployed and managed remotely from the service provider's central office. The base station connects to the central office through backhaul equipment and services. The remote terminal, or subscriber premise equipment, is an outdoor unit that delivers voice and data services to subscribers.

airstar

        SR Telecom acquired airstar in September 2003. The airstar system offers service providers the benefits of carrier-class voice and high-speed data services, cost-effective deployment and operation, quality of service, reliability, and rapid time to market.

        Launched in 1998 by Netro, airstar is installed worldwide, and has an impressive track record of performance and reliability. This system is intended for the incumbent and competitive local exchange carriers, and for mobile carriers in developed and developing countries.

        The airstar system allows service providers to offer a wide range of high-speed data and voice services to small and medium-sized enterprises in urban and suburban areas, and allows mobile service providers to deploy cost-effective transmission infrastructure to connect their 3G cellular networks.

        airstar is comprised of three principal components (customer premise equipment, or CPEs, base station, and network management software), and operates in the 3.5 GHz to 39 GHz licensed frequency bands.

        The air interface protocol for airstar, CellMAC, uses asynchronous transfer mode, or ATM, to transport voice and data traffic simultaneously on the same stream. CellMAC schedules transmissions from each subscriber in very small increments, and allows subscribers to request additional capacity from the base station for peak demand data services through a capacity reservation mechanism that requires little radio frequency spectrum. The base station prioritizes the requests according to service level agreements and allocates just enough capacity or time slots to enable the transfer of each transmission. As a result, the capacity of the transmission is increased, resulting in better use of radio frequency spectrum and thus lower equipment expenditures.

angel

        SR Telecom acquired angel in September 2003. angel was initially deployed in the United States by AT&T to 47,000 subscribers and was the first solution of its kind to be mass deployed. We have positioned the angel platform for incumbent and competitive local exchange carriers and wireless Internet services providers that want to offer high-speed data access and carrier-class voice services to residences and small businesses in urban and suburban areas. We have recently sold this system to providers in the Czech Republic, Spain, Lebanon, the Philippines and Mali, where some deployments are planned to exceed 100,000 lines.

        angel is designed to offer residential and small business users with primary voice and high-speed data services at speeds comparable to those offered by DSL. The angel technology carries circuit-switched voice over narrow channels, without any degradation in voice quality. This leaves more bandwidth for dynamic sharing of data services. angel platforms have been designed to minimize the costs of deployment and operation and to permit operators to offer a broad range of voice, IP, and data services. angel's non-line-of-sight capability, along with the quality of the services is offers, makes it a leading-edge solution.

        The angel system operates in the 2.3 and 3.5 GHz licensed frequency bands. It is comprised of three principal components: the CPEs, the base station; and the network management software. The air interface technology for angel uses OFDM, which allows deployment in non-line-of-sight mode. In addition, angel's air interface technology supports adaptive modulation, which optimizes the bandwidth delivered to each subscriber. This results in a larger, more effective transmission capacity and maximized spectrum utilization. angel's air interface technology also supports circuit-switched voice services and packet data services, with data capacity allocated on demand.

shift

        In March 2003, we acquired, from the receiver of Comdev, all of the assets and intellectual property associated with Comdev's CDMA2000 1xEV-DO based product line, which we launched under the name of shift.

        In the third quarter of 2003, we announced that we had initiated a comprehensive review of our product portfolio and cost structure. As part of this review, we determined to halt research and development activities on the shift product line. After evaluating shift, its cost to commercialize and its future feature set against the angel platform, we determined that the market opportunities that had been identified for shift would be better served by angel. Consequently, the investment in the shift product was written off in the third quarter results of 2003.

Research and Development

        As of December 31, 2003, we had a full-time staff of 211 engineers and technicians dedicated to research and development, 133 of whom were located in Montreal, 39 in Redmond, Washington and 39 in France. Our laboratories are equipped with all the necessary resources to carry out research and development in microwave radio, digital and analog circuitry, network management, mechanical packaging, circuit and packet switching and software systems.

        The research and development efforts are devoted exclusively to the development of our products. Activities include developing new products, improving existing products, introducing new technologies into existing products to improve performance and reduce manufacturing costs and making design changes that will further increase the product's flexibility and the number of customer applications that our products can effectively serve.

        An important feature of our research and development activities are the field trials it conducts with key customers to examine and confirm the ability of our products to operate in new configurations and carry new types of telecommunications traffic. Expenditures on research and development over the five years ended December 31, 2003 are as follows:

	2003	2002	2001	2000	1999
	(in thousands of dollars)
Gross expenditure	31,499	28,555	26,048	28,255	23,686
Government grants and investment tax credits	4,329	7,219	7,009	9,166	7,881

Net expense	27,170	21,336	19,039	19,089	15,805

        The gross amount spent in recent years on research and development is typically within the range of 10 to 15% of sales. In some years, including the last three years, it was necessary to exceed this range to complete key research and development activities to achieve and maintain our market lead. We consider that these percentage figures are appropriate to maintain our technological competitiveness. We expense all research and development expenditures in the year in which they occur.

        We believe that our business is not materially dependent upon patents and rely primarily upon the expertise of our employees and continued research and development activities to maintain a competitive advantage. In addition, many of our products rely on commercially available chipsets from similar telecommunications wireless technologies.

        We are a principal member of the WiMAX forum. As a member of this forum, we are committed to the development of products complying with the WiMAX subset of the 802.16 standard. It is our belief that a robust technology solution based on widely adopted standards will promote the market adoption of wireless access technologies and benefit everyone involved — telecom operators and vendors alike.

        We recognize the value of a worldwide standard for broadband wireless and have undertaken the design and development of equipment that will comply to the evolving WiMAX standards. We also recognize that achieving the ultimate goal of a standardized technology solution is an iterative process with improvements in cost, performance, and interoperability taking place over years, not months. As has been the case for GSM, CDMA, WiFi, and other mature wireless standards, volume and field experience will be necessary for WiMAX to attain the cost and performance requirements of wide service deployments. Over time cost efficiencies and performance expectations will be realized.

        We believe that angel has the highest spectral efficiency of the industry and incorporates many key features and algorithms that have not yet been implemented by any other wireless vendor.

        Our approach is to offer equipment that meets the market needs as they occur with a performance that is superior to that of other vendors. Therefore, we intend to evolve the current angel platform to incorporate WiMAX functionality.

Services

        We provide project management services, including network design, installation and network construction to our customers. We also train our customers' employees in the installation, operation and maintenance of our equipment.

Sales and Marketing

        We employ a professional sales force to deal directly with customers, often in conjunction with local representatives or distributors. Our sales to carriers either involve a sale of equipment to be installed by the telecommunications carrier or an in-country contractor, or a project contract pursuant to which we undertake responsibility for commissioning, installing, project management and buildout of the fixed wireless network. Our sales are made on a variety of terms, depending on the customer and the project, with common terms including payments due upon completion milestones for turnkey projects, monthly invoices as products or services are provided and payments secured by letters of credit.

        A typical sales cycle for a first-time major customer may take several years and includes activities such as:

  –
  preliminary marketing visits;

  –
  technical seminars to the customer's staff;

  –
  visits by customers to our facilities;

  –
  analysis of the customer's needs;

  –
  preparation of a request for tender by the customer;

  –
  the response to a customer's tender, which is often competitive; and

  –
  contract negotiations.

        In some cases, a customer may wish to start with a limited field or technical trial of our products before making the final decision to proceed. Once a customer makes that initial decision to purchase and has installed our products in its telecommunications network on a full-scale committed basis, we typically expect expansions resulting in additional business. Such expansions may include the addition of subscribers or new subscriber sites, as well as complete new systems to serve new areas. Approximately two-thirds of our sales in the three-year period from 2000 to 2003 were repeat orders from existing customers. This is a fundamental characteristic of our business and a key factor in its rate of growth. In our experience, once a customer has standardized on one of our products, expansions and upgrades generally arise in subsequent years.

        In order to respond successfully to larger requests for tenders and complex projects, we provide project management and installation services. We are able to undertake turnkey fixed wireless access telecommunications projects virtually anywhere in the world independently or through other prime contractors.

        Key targeted markets for our sales and marketing activities are certain regions within the Asia-Pacific, Latin America, Europe and Africa, and Middle East regions. Since a substantial part of our business is repeat business, we give a high priority to maintaining good relations with our customers and providing a high level of service after sales. To this end, regional sales, service or project offices are opened at strategically selected locations around the world to provide our customers with sales and technical support, as well as to develop new markets. Worldwide office locations include Australia, Brazil, China, France, Mexico, the Philippines, Saudi Arabia, Thailand and the United States.

        Revenue by geographic area based on the location of SR Telecom's customers is as follows for the years ended December 31, 2003, 2002 and 2001:

	Revenue (in 000's)			Percent of Wireless Revenue
	2003	2002	2001	2003	2002	2001
Europe, Middle East and Africa	51,468	80,871	43,271	45%	45%	30%
Asia	41,293	86,125	70,680	37%	48%	50%
Latin America	11,712	7,833	22,004	10%	4%	16%
Other	9,344	6,200	5,642	8%	3%	4%

	113,817	181,029	141,597	100%	100%	100%

Customers

        We sell to incumbent local exchange carriers, competitive local exchange carriers, owners of private telecommunications networks and mobile telecommunications networks both directly and through equipment re-sellers and integrators.

        The primary group of customers is comprised of incumbent local exchange carriers. In 2003 this group accounted for a majority of our sales. Our products for telephony are installed primarily, but not exclusively, in areas where tele-density, the number of phone lines per hundred population, is low. Our SR500, swing, angel, stride2400 and products are ideally suited for this market.

        The second customer group consists of competitive local exchange carriers who offer competitive voice and data services in both developing and developed countries. The angel, airstar, metroflex and metropol systems address this market, which is characterized by the need for small and medium-sized business applications, such as data circuits that operate at 64 kbps and multiples of 64 kbps, local area network to local area network connections, high speed leased lines, high quality voice, fax and Internet connectivity.

        The third group of customers for our systems consists of users who operate their own private telecommunications networks. Such customers include energy-generating companies (electricity and gas), pipeline operators (oil and gas), resource companies (mining, exploration, etc.), and industrial and service organizations with scattered facilities. These organizations, generally spread out over wide geographical areas, require highly reliable voice and data communications to control crucial factors of their operations. Our products are used for transmission and monitoring and control signals otherwise known as Supervision, Control and Data Acquisition, or SCADA.

        A final group of customers are mobile service providers. The airstar product family is used for connecting cellular base stations to the core telecommunications network. airstar is well suited for this application as it provides a high-capacity airlink and is more cost-effective than the traditional wireline or point-to-point wireless backhaul infrastructure typically used by mobile operators. airstar incorporates the features and functionality to efficiently and reliably backhaul 3rd generation mobile wireless systems.

        We provide training courses to our customers in the operation and maintenance of our products as well as in network design. These training courses are provided by a team of professional instructors at our headquarters, regional offices or, when appropriate, at the customer's premises. Training is not only important from a technical point of view but also in maintaining an ongoing relationship with the customer's staff.

        As of December 2003, our systems had been purchased for use in over 120 countries. Our current installed base includes nearly 2 million subscriber lines.

        Our products require the use of certain radio frequencies that are generally licensed by governmental agencies to the carrier. The vast majority of our products are designed to use frequencies which governments have previously allocated to its customers, which minimizes the need to seek additional governmental approvals. Governments typically allocate these radio frequencies to promote competition or to support the provision of telephony services in underserved regions.

Competition

        We have several categories of competition or potential competition:

  –
  The first of these includes the traditional methods of connecting telephone and data subscribers: pole lines with open wire or overhead cable, buried cable and electronic systems designed to enhance these methods. The choice between using our systems or one of these other methods is generally determined by an engineering and economic feasibility study performed by the customer.

  –
  A second category is that of other wireless methods of connecting subscribers. Cellular mobile radio systems can be used in a fixed mode (non-mobile) to provide subscriber telephone service. Such products are designed to mobile standards and currently cannot meet the high quality requirements for the fixed service that our products deliver and service providers expect. They also typically offer a lower data rate when compared to our products. Since cellular systems are optimized for very high-density subscriber applications, they are generally not economical in the rural situations where our products are traditionally used. In addition, cellular systems need a means to connect the various cells of a network together (a backhaul or trunking system) which adds significantly to their cost, whereas this backhaul is an integral part of our product design architecture.

  –
  A third category is that of satellite-based systems, which are used to provide telephone service to some extremely remote locations where terrestrial facilities would clearly be far too expensive or impractical.

        In addition, we face the following competition in our principal market segments:

        Enterprise Access.    In the enterprise access market, our point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as fiber optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Alcatel, NEC, Ericsson, Marconi, Intracom and Siemens as well as with smaller wireless-only companies, such as Alvarion and AirSpan.

        Residential and Small Business Access.    In the residential and small business access market, point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as DSL and cable modems, and against established wireless local loop vendors, such as Innowave, which has recently been acquired by Alvarion, and AirSpan, as well as with numerous startup companies that are developing products for the industry.

        Mobile Infrastructure.    In the market for mobile infrastructure technologies connecting cellular base stations to the core telecommunications network, point-to-multipoint fixed wireless solutions compete with wire-based solutions such as leased T1 and E1 lines and wireless solutions such as point-to-point radios. We compete principally with large OEMs, such as Alcatel, Ericsson and Marconi.

        Most of the above-mentioned technologies have applications in mobile or other than rural or local private network telecommunications, whereas our products are specifically designed to fit these niches.

        We continuously monitor new technologies to determine whether they represent potential new competition. New technologies include such things as future fiber-optic cable to individual subscribers, digital cellular, PCS systems and mobile satellite systems. Fiber-optic links are more expensive than wire or cable links and are otherwise no different from the traditional methods described earlier when used for basic telephone service. New digital cellular mobile systems can be adapted to provide fixed subscriber service but suffer from the same disadvantages as existing analog systems and remain more expensive. Competition from such technologies can exist however, especially in situations where subscriber density is relatively high or located near an urban area or existing cellular infrastructure.

        Newcomers face severe barriers to entry including high initial research and development costs, a long product development phase and sales cycle and the existence of an installed base of current manufacturers' products. Since the current manufacturers' products are not compatible with one another and all are based on proprietary designs, network expansion is normally done with the manufacturer whose product has been installed first.

        We believe that we have several advantages over our competitors:

        Point-to-multipoint technology with a twenty year track record, which provides a wide variety of features:

  –
  Fully digital, cost-effective interfaces, including V5.2;

  –
  Efficient use of radio spectrum by means of TDMA technology;

  –
  High quality voice service, which is far better than fixed cellular;

  –
  Support for all CLASS services, such as Caller ID;

  –
  Support for V.90 modems at maximum speed;

  –
  Support for a variety of end-customer densities with a variety of terminal sizes from 2 to 100 lines for customer network demand flexibility;

  –
  Support for data services to speed up to 28 Mbps;

  –
  Non-line-of-sight operation based on leading edge OFDM technology;

  –
  Adaptive modulation dynamically assigning modulation schemes up to 64QAM;

  –
  Highly integrates network management systems tailored to service providers' needs;

  –
  A local presence in many countries on six continents with sales offices in thirteen countries and project offices in ten countries; and

  –
  The ability to provide a full suite of before and after sales services to the customer including engineering, network planning, project management, installation, local support, technical support, training and maintenance.

        Most competitors do not provide all these services, which are often requested by customers.

        However, we suffer from several competitive disadvantages:

  –
  Some customers demand an extremely low price per telephone line, to the detriment of voice quality, data capability and grade of service quality. In these situations, mobility systems used in a fixed configuration might have a competitive advantage.

  –
  Other customers demand data capabilities which either exceed the speed that our equipment can provide, or are in a mix of data and voice that is beyond the capabilities of our technology. In these situations, certain products of our competitors can have a competitive edge over our products.

  –
  Still other customers demand specific technologies, such as Voice over Internet Protocol, or VoIP, code-division multiple access, or CDMA, or Global System for Mobile Communication, or GSM, that are not compatible with our products. In these situations, we are at a competitive disadvantage.

Regulatory Environment

        Our products may require standardization in accordance with established government regulations in the countries to which we export. The standardization process varies from country to country. In some countries the process can require a formal set of tests and examinations performed by an accredited laboratory in that country which then prepares a report on receipt and approval of which the relevant government department, generally the government body responsible for regulating telecommunications, will issue a certificate. In other countries there is no standardization required at all. Working with these different procedures and obtaining appropriate standardization is part of the normal course of our business.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights.

        Our wholly owned subsidiary, SR Telecom USA, holds the patents and licenses for the angel and airstar products and licenses them exclusively to us.

        SR Telecom USA presently has five issued United States patents, with additional applications in process. SR Telecom USA has also acquired from AT&T Wireless a license to several patents and numerous patent applications associated with the angel platform. Although AT&T Wireless has agreed not to license these patents to SR Telecom USA's competitors for a period of five years from February 2002, the date of acquisition, we cannot assure that they will enforce their rights against potential infringers. Despite SR Telecom USA's efforts to protect its proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection.

        As part of SR Telecom USA's acquisition of assets from AT&T Wireless, SR Telecom USA was assigned by AT&T Wireless, and assumed, several contracts with third party software vendors. SR Telecom USA is required to indemnify AT&T Wireless against claims that arise out of or in connection with the assumed contracts after the date of assignment and against claims that the assigned software infringes the intellectual or proprietary rights of others.

        In addition, we currently hold, through the acquisition of intellectual property rights from Nera Wireless Broadband Access A.S. in March 2002, nine United States patents and patent applications. We have also acquired from Lucent Technologies certain of its intellectual property rights in and to swing products including the object code and the source code relating exclusively to Lucent's swing business. Although SR Telecom has been granted a license to every patent which was issued to Lucent or a related company thereto with respect to technology needed to manufacture and sell the swing products, we cannot ensure that Lucent Technologies would enforce its rights against potential infringers.

        Notwithstanding our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States or Canada. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

Telecommunications Service Provider Business — CTR

        The following provides a brief narrative description of the business, history and certain points of operational interest relating to CTR.

        In 1995, we identified a new business opportunity to provide local telephone service and Internet access in a large area of Chile that is predominantly rural and was without fixed phone service. The former state owned local phone company Cia. Telefonos de Chile had a monopoly on local and long distance service until 1994. Since deregulation, competition has increased significantly in the highly populated areas such as Santiago. However, the vast rural regions remained generally unserved. CTR was created to address this opportunity, and is currently managed by a team of Canadian and Chilean personnel, supervised by SR Telecom.

        For the year ended December 31, 2003, CTR contributed CDN$14.1 million in revenues, or approximately 11% of SR Telecom's consolidated revenues.

        Since 1996, CTR has participated in different bids through the Fondo de Desarrollo de las Telecommunicaciones organization of the Ministry of Transport and Telecommunications, whose objective is to stimulate the rollout of telephone and Internet services to rural areas of the country. CTR has been awarded 53 concessions to provide service in selected rural areas along with a concession to provide service to the city of Curico.

        The 10 zones covered by CTR encompass an area of 300,000 square kilometers with a total rural population of approximately 1.4 million.

        The concessions granted to CTR allow an exclusive right of coverage over a 30-year period in the 1.5 GHz and 2.4 GHz radio bands. These bands are ideally suited for our SR500 point-to-multipoint products. In total, rights to the exclusive use of 25 frequency pairs in these bands have been granted. In addition to the concessions, CTR was given exclusive access to the 370 to 380 MHz frequency band which permits the use of our Wireless Loop technology.

        The concessions awarded through the Fondo de Desarrollo de las Telecommunicaciones obligate CTR to provide telephone service by means of public telephones for a minimum 10-year period. These concessions will require ongoing maintenance until the year 2010.

        CTR may also provide pay telephone service at locations it selects itself, as well as commercial or residential service throughout its coverage area. At the end of 2003, CTR operated 5,093 commercial payphones and provided private telephone services to 18,681 residential, commercial and institutional subscribers. In addition, CTR is providing other services including Internet access, prepaid cards, dedicated data services and complementary services including voice mail, toll-free and 800 numbering.

        Other than as stated above, the concessions are non-exclusive in that others are free to apply for similar concessions. However there is no assurance for any applicant that spectrum will be available. A number of other carriers, including Cia. de Telefonos de Chile, the Chilean incumbent local exchange carrier, offer telephone service in larger towns within the ten zones and currently use conventional wire and cable technology. The cellular network in Chile is expanding rapidly and represents CTR's principal competition.

        On December 31, 2001 we wrote down certain long-lived network assets by approximately CDN$58 million to reflect their estimated recoverable amounts. As of December 2001, we determined that the estimated future undiscounted cash flows from the long-lived assets of CTR were insufficient to recover their carrying amount, and as a result, wrote-down the carrying value of the telecommunication networks to their estimated recoverable amounts. The net cost of the telecommunications network assets including construction in progress as at December 31, 2003 were $114.5 million compared to $113.9 million as of December 31, 2002 and $113.7 million as of December 31, 2001.

        The capital required by CTR for completion of its network has been provided by equity investments and corporate loans from SR Telecom of approximately US$68 million in the aggregate. Export Development Canada, a Canadian governmental agency, and the Inter-American Development Bank of Washington have also provided US$50 million in term debt financing. As of December 31, 2003, a principal amount of US$35 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008. Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While we have not met all of these covenants, default of the covenants has been waived by the lenders until February 14, 2005, in return for a fee.

        CTR's term loans rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. We have also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain our initial equity investment in CTR. Currently, CTR is approximately 2,500 lines short of achieving construction completion. Although we have committed to provide the necessary funds to achieve this construction completion, the ultimate amount of funds required is not determinable at this time. Furthermore, the amount of funds that CTR will be able to contribute towards this construction is not known at this time. The Inter-American Development Bank and Export Development Canada have been provided with full recourse against SR Telecom in certain circumstances, but the recourse against SR Telecom would be limited to an aggregate amount of US$12 million if CTR meets certain requirements, including installation of 22,500 telephone lines, consisting of 19,500 commercial lines and 3,000 public payphones. The time and cost of completing the network cannot be estimated at this time due to the state of the economy in Chile and other factors such as cancellation of service by customers on lines installed by CTR, which would be deducted from the number of lines installed to date. SR Telecom will be released from such obligations once CTR meets certain financial milestones. In certain limited circumstances, such as non-completion of the project or the failure by SR Telecom to complete the network project, SR Telecom would be required to fund CTR. In addition, SR Telecom may have to provide credit enhancements to Export Development Canada and the Inter-American Development Bank in a form agreeable to Export Development Canada and the Inter-American Development Bank. We believe we will be able to support the currently scheduled debt repayment structure of CTR without impairment to our results of operations. As a consequence of our 2003 acquisition of SR Telecom USA, we acquired surplus inventory of angel product. This inventory is currently being shipped to Chile for deployment in up to seven cities within CTR's coverage area in southern Chile. CTR is currently conducting a pilot project in Temuco, the largest of these cites, and upon successful completion and negotiation for the use of the 2.3 GHz frequency band from Subtel, CTR intends to deploy up to 6,000 lines in its first year of operations. CTR will use the angel product to provide a high-speed Internet service offering as well as carrier class voice services, utilizing the excess capacity in its existing network infrastructure. The initiative is expected to cost up to $2.5 million in capital expenditures, including the digitization of the switch interface and the installation of the CPEs.

        On June 30, 2001 Rural Telecommunications Chile S.A., an indirect wholly-owned subsidiary of CTR, acquired network assets from Gilat-To-Home Chile S.A. in exchange for 13% of CTR's total issued and outstanding common shares. The transaction was measured using the estimated fair value of the assets received of $14.6 million. The reduction in the direct and indirect ownership in CTR resulted in a dilution gain of $9.4 million. Our consolidated statement of earnings for the year ended December 31, 2002 includes revenue and expenses related to the acquired network assets from July 1, 2001, to December 31, 2002. In 2001, the resulting non-controlling interest was allocated losses to the extent of their equity. As a result of failing to meet certain performance requirements contained in the asset purchase agreement, Gilat-To-Home Chile S.A.'s shareholding in Rural Telecommunications Chile decreased by 8.9% to 4.1%.

        Fifty-six concessions of public telephone service and one data transmission concession have been transferred from Gilat-To-Home Chile to Rural Telecommunications Chile. These telephone concessions include or cover virtually all of the country's land mass and will be in force, in favor of Rural Telecommunications Chile, for 30 years. The terms of all payphone concessions run until 2009.

        CTR has completed the renegotiation of its tariff regime with the Chilean regulator, Subtel. The regulator has approved an increase in access charges to CTR of approximately 67% effective February 26, 2004. CTR expects to apply this increase in access charges in stages over time.

ORGANIZATIONAL STRUCTURE

        Except as described below, our business is conducted directly, or indirectly through wholly-owned subsidiaries. In addition, through our 96% owned subsidiary CTR, we provide local telephone service and Internet access to residential, commercial and institutional customers, and operate a network of payphones in a large, predominantly rural area of Chile.

        The following chart summarizes our organizational structure and percentage ownership of each subsidiary as at December 31, 2003. This chart is a simplification and omits certain holding and non-material companies.

        In addition, we have two currently wholly-owned inactive companies, SRT de Mexico S.A. de C.V. and Pacifican Telecom International Inc. (Canada). The total combined assets of our subsidiaries, excluding CTR, constituted 20.3% of the consolidated assets at December 31, 2003, and the total combined revenues of such subsidiaries, excluding CTR, constituted approximately 40.7% of the consolidated revenues for the fiscal year ended December 31, 2003. We are in the process of dissolving SRT de Mexico under Mexican law. Pacifican's only activity is to hold part of our interest in SRT do Brasil Ltd., a regional sales office for Brazil.

        There are no restrictions under Canadian law or the organizational documents of any of our subsidiaries that restrict distributions from the subsidiaries. Restrictions under our CTR financing arrangements limit distributions therefrom and restrictions under Delaware law may restrict distributions from SR Telecom USA under certain circumstances.

PROPERTY, PLANTS AND EQUIPMENT

        We own a modern 125,000 sq. ft. building located on 332,000 sq. ft. of land in Montreal, Quebec, Canada, which contains printed circuit board assembly manufacturing, research and development and office facilities. This is our corporate headquarters. In addition, we lease a 60,099 sq. ft. facility in Montreal, Quebec, Canada, used for final assembly, system integration and testing of our SR500ip, SR500, Metroflex, stride2400 and portions of our angel and airstar products. We sub-contract for the assembly of all of our swing product and varying elements of our other product lines.

        In 1996, we obtained ISO 9001 certification for our Montreal facilities and in 2003 received our ISO 9001:2000 certification update.

        SR Telecom USA leases an approximately 175,000 square foot facility in Redmond, Washington, which its uses for angel related engineering, product development and prototype manufacturing purposes. The lease for this facility expires in February 2006. In addition, SR Telecom USA leases an approximately 100,000 square foot facility in San Jose, California, which is currently vacant. The lease for this facility expires in September 2006. We are currently in discussions with agents for the sublease of this facility.

        We also have leases for buildings and land for our sales and services offices worldwide, the principal offices of which are located in France, Mexico, the Philippines, Saudi Arabia and Chile. We do not believe that any of these leases are material to our operations or represent material financial obligations.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. ("SR Telecom" or "the Corporation") for the years ended December 31, 2003, 2002 and 2001. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom's annual audited consolidated financial statements contained elsewhere in this report.

        SR Telecom's consolidated financial statements have been prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles). There are several differences between US GAAP and Canadian GAAP, some of which can yield material differences in reported data. For the US GAAP reconciliation, see note 30 to the accompanying audited consolidated financial statements.

Overview

        SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom's sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural ("CTR"), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Critical Accounting Policies

        SR Telecom's consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom's management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom's critical accounting policies.

Revenue recognition

        Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

        SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or "turnkey" contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

        SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

Warranty Obligations

        Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom's usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom's warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labour and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom's historical experience with similar products.

Allowance for Doubtful Accounts

        SR Telecom performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

        Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favourable than SR Telecom's assumptions, additional reserves may be required.

Assessment of Impairment of Long-lived Assets

        Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets": This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's results from operations or financial position.

        Prior to April 1, 2003, the Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

Foreign Currencies

        Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

        All of SR Telecom's subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries' accounts are reflected in the statement of operations.

Future Income Taxes

        Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

Results of Operations

        SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment ("Wireless") and the second is the Telecommunications Service Provider Business Segment ("CTR").

The Acquisition of Netro Corporation

        On March 27, 2003, the Corporation signed an agreement and plan of merger with Netro to acquire all of the issued and outstanding shares of Netro in exchange for 4.1 million common shares of SR Telecom at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced. On September 4, 2003, SR Telecom concluded the acquisition of Netro. The results of operations of Netro subsequent to September 4, 2003 are included in the Wireless operations segment. Refer to note 3 to the accompanying annual audited consolidated financial statements included in this report that fully describes the transaction.

        The following table outlines the breakdown of revenues by segments:

	Years Ended December 31,
	2003	2002	2001
Wireless Telecommunication Products Business Segment	89.0%	91.9%	87.7%
Telecommunications Service Provider Business Segment	11.0%	8.1%	12.3%

        In 2003, Wireless Telecommunications Products revenue ("wireless revenue") decreased as a percentage of total revenue to 89.0% from 91.9% in 2002. This decrease results from a sharper decline in wireless products revenue in 2003 than the more modest decline that was experienced in Telecommunications Service Provider revenue. Telecommunication Service Provider revenue as a percentage of total revenue increased to 11.0% in 2003 from 8.1% in 2002. Major contract awards from longstanding customers increased wireless revenue as a percentage of total revenue to 91.9% in 2002 from 87.7% in 2001. In 2002, Telecommunication Service Provider revenue decreased to 8.1% from 12.3% in 2001.

For the years ended December 31, 2003 versus December 31, 2002 and 2001

Wireless Telecommunications Products Business Segment

(in 000's)	2003					2002					2001
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	25,964	27,039	22,796	38,018	113,817	40,559	45,291	48,079	47,100	181,029	29,778	29,670	39,373	42,776	141,597
Cost of revenue	13,987	13,573	13,471	19,971	61,002	20,350	23,735	22,862	22,369	89,316	17,137	16,235	20,763	20,965	75,100
Gross profit	11,977	13,466	9,325	18,047	52,815	20,209	21,556	25,217	24,731	91,713	12,641	13,435	18,610	21,811	66,497
Gross profit percentage	46%	50%	41%	47%	46%	50%	48%	52%	53%	51%	42%	45%	47%	51%	47%
Operating (loss) earnings from continuing operations	(5,122)	(4,259)	(13,075)	(10,441)	(32,897)	2,020	1,423	3,318	(2,250)	4,511	(2,938)	(6,784)	669	1,120	(7,933)
Net loss (earnings)	(7,869)	(7,229)	(14,988)	(12,202)	(42,288)	176	(2,494)	2,608	(4,175)	(3,885)	(1,531)	(6,460)	228	1,416	(6,347)

	Percent of Revenue
	2003		2002		2001
Revenue	100%		100%		100%
Cost of revenue	54%		49%		53%

Gross profit	46%		51%		47%
Agents commissions	3%		8%		13%
Selling, general and administrative expenses	45%		26%		24%
Research and development expenses, net	24%		12%		13%
Restructuring, asset impairment and other charges	3%		3%		3%

Total operating expenses	75%		49%		53%

Operating (loss) income	(29%	)	2%		(6%	)
Interest expense, net	(5%	)	(3%	)	(4%	)
Gain on repurchase of debentures	1%		—		—
(Loss) gain on foreign exchange	(9%	)	(1%	)	3%
Income tax recovery	5%		—		2%

Net loss	(37%	)	(2%	)	(5%	)

Revenue

        Revenue by geographic area based on the location of SR Telecom's customers is as follows for the years ended December 31, 2003, 2002 and 2001:

	Revenue (in 000's)			Percent of Wireless Revenue
	2003	2002	2001	2003	2002	2001
Europe, Middle East and Africa	51,468	80,871	43,271	45%	45%	30%
Asia	41,293	86,125	70,680	37%	48%	50%
Latin America	11,712	7,833	22,004	10%	4%	16%
Other	9,344	6,200	5,642	8%	3%	4%

	113,817	181,029	141,597	100%	100%	100%

        Revenue in Europe, Middle East and Africa in percentage terms increased from 30% in 2001 to 45% in 2002 and 2003. In 2003, revenue decreased in dollar terms due to a decline in shipments for large turnkey projects to the region compared to the prior year, where two new contracts in Saudi Arabia were signed by the Corporation. Sales to Asia also declined in 2003 as compared to 2002 and 2001, due to the result of large contracts with Telstra Corporation Limited, the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand that were substantially completed in 2003. Revenue in Latin America as a percentage of wireless revenue declined from 16% in 2001 to 4% in 2002 but increased to 10% in 2003. This increase in dollar and percentage terms, for the twelve-month period ended December 31, 2003 as compared to the same period in 2002 is a result of sales of SR Telecom's newly acquired airstar product line to the region. The decrease in 2002 compared to 2001 is due to the fact that the shipments to Axtel were completed in the first half of 2001.

        Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2003 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2003	2003
Telstra Corporation Limited	15,766	14%

        Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2002 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2003	2003
Saudi Telecom Company	31,295	17%
Telstra Corporation Limited	32,881	18%

	64,176	35%

        Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2001 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2003	2003
Rural Telephone Services Company Limited	25,001	18%
Department of Transport and Communications of the Philippines	18,114	13%

	43,115	31%

Revenue

        For the year ended December 31, 2003, revenue decreased to $113.8 million from $181.0 million for the year ended December 31, 2002. This decrease was a function in the decline of both equipment revenue and service revenue. Equipment sales decreased by 41% to $85.7 million in 2003 from $146.1 million in 2002. This decrease in annual revenue is primarily due to the substantial completion of major contracts including Saudi Telecom Company, Rural Telephone Services of Thailand and Department of Transport and Communications of the Philippines during 2003. Equipment sales increased by 50% to $146.1 million in 2002 from $97.4 million in 2001. The increase was the result of increased revenues generated from the aforementioned contracts. Service revenue decreased by $6.7 million in 2003 to $28.2 million from $34.9 million in 2002 as the service components of the major turnkey projects were finalized. During 2003, there have been delays in securing new long-term contracts partially due to regulatory issues and the political situation in the Middle East. Service revenue decreased by $9.3 million in 2002 to $34.9 million primarily as a result of the timing of work performed on various contracts in progress. The Corporation does not expect revenue to improve in the first half of 2004, however, expects significant improvements in the second half as purchase orders are received under recently awarded contracts and pending contract awards.

Gross Profit

        Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labour costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labour costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

        Gross profit as a percentage of revenue decreased to 46% for the year ended December 31, 2003, from 51% for the year ended December 31, 2002. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 48% in 2003, from the 59% levels experienced in 2002. This decrease resulted from variations in sales mix including sales of lower margin products such as angel and airstar, and is also due to an increase in under-absorbed overhead costs in 2003. Services gross profit increased to 43% in 2003 from 14% in 2002 as better margins were experienced on product repairs as well as positive contributions from renegotiations of certain services on turnkey projects.

        Equipment gross profit improved to $86.8 million or 59.4% in 2002 from $50.5 million or 51.8% in 2001 due to higher overall volumes and the impact of production and supply chain efficiencies. Service gross profit was $4.9 million for the year ended December 31, 2002, as compared to $16.0 million for the year ended December 31, 2001. Service gross profit was negatively affected in 2001 and 2002 by political disruptions that impacted the delivery schedule on two major turnkey contracts in progress. Delayed contract awards in other jurisdictions resulted in gross profit erosion due to unanticipated mobilization and demobilization costs.

        Going forward, it is expected that the gross profit percentage will decrease from the current quarter's gross profit, due to the increase in expected revenues of the lower margin airstar and angel products.

Agent Commissions

        Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom's international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

        Agent commissions as a percentage of revenue decreased to 3% or $3.3 million in the twelve-months ended December 31, 2003 from 8% or $13.9 million and 13% or $18.4 million in the twelve-months ended December 31, 2002 and 2001, respectively. The decrease in commissions as a percentage of revenue commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions. The jurisdiction and equipment mix changed significantly in 2002, partly due to the effect of the purchase of the swing product line from Lucent in 2001, and in 2003 with the addition of airstar and angel. This figure is expected to increase in 2004 compared to the last quarter of 2003 due to the change in expected product mix in 2004.

Selling, General and Administrative Expenses

        Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses. Selling, general and administrative expenses increased to $52.2 million as at December 31, 2003, compared to $47.1 million in 2002. This was due to the inclusion of Netro, which resulted in an approximate increase of $6.1 million in SG&A expense in the four-month period since its acquisition in September of 2003. This increase was partially offset by cost reductions achieved as a direct result of restructuring efforts. Selling, general and administrative expenses increased by $13.7 million or 41% to $47.1 million in 2002 from $33.3 million in 2001. The commencement of operations in France, subsequent to the asset acquisition from Lucent, accounts for $8.4 million of the increase in 2002. The Corporation is currently implementing additional ways to reduce its cost base in order to bring costs in line with the current and anticipated level of revenue.

Research and Development Expenses

        Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom's products, net of government investment tax credits associated with these activities.

        Research and development expenses on a comparable basis increased to $27.2 million in 2003 from $21.3 million in 2002. The increase is due to additional research and development costs of $3.6 million incurred as a result of the acquisition of Netro and a reduction in the amount of investment tax credits being recognized that offset research and development expense. As of July 1, 2003, the Corporation has ceased the recognition of further Federal investment tax credits since there is limited assurance that these credits would be realized in the near term. Net research and development expenditures in 2002 increased by $2.3 million to $21.3 million or 12% over 2001. This was mainly as a result of expenditures related to the addition of the swing product line and to the launch of the stride2400 product. The Corporation is currently implementing programs which will reduce research and development costs in the latter part of 2004.

Restructuring, Asset Impairment and Other Charges

        For the year ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The write off of the assets of $1.4 million relates to the discontinuation of research and development on the shift product line as the Corporation identified that the market opportunities for shift will be better served by angel.

        For the year ended December 31, 2002, restructuring charges of $4.9 million were accrued. These charges were also composed primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations and lease cancellation costs relating to the closure of a research and development site in Montreal. In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees, and 12 general and administrative employees.

        In June 2001, restructuring charges of $3.7 million were accrued. This amount consisted primarily of severance and related costs resulting from cost reduction initiatives and the rationalization of international operations. In total, 35 employees were terminated including 12 project management employees, 12 sales and marketing employees, and 11 general and administrative employees.

        It is expected that additional restructuring charges will be incurred in the near term to bring the cost base in line with anticipated revenue.

Interest Expense

        Interest expense was $5.7 million for the year ended December 31, 2003, compared to $6.2 million for the same period in 2002. The decrease in interest expense is mainly due to the forgiveness of interest payable relating to a government program. Interest expense in 2001 was $5.4 million.    Going forward, the Corporation expects interest expense to be similar to the amounts recorded in 2003.

Gain on Repurchase of Debentures

        For the quarter ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures.

Foreign Exchange

        The foreign exchange loss of $10.0 million for the year ended December 31, 2003, compared to $2.0 million in the year ended December 31, 2002, and a foreign exchange gain of $4.5 million in 2001, resulted from the fluctuation in the value of the Canadian dollar compared to the U.S. dollar and the Euro. The revaluation of the Corporation's US dollar denominated accounts receivable and cash balances is the main reason for the increase.

Income Taxes

        The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. SR Telecom's change in effective tax rates in the year as compared to previous years reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased to recognize additional tax loss carry-forward benefits, resulting in a lower tax recovery than in 2002 and 2001. The income tax provision is also affected by the geographic distribution of earnings mix.

Backlog

        Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected SR Telecom's order book. Backlog at the end of 2003 stood at $27 million, the majority of which is expected to be delivered in the next twelve months, down from $82 million at the end of 2002 and from $150 million at the end of 2001. SR Telecom's backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation's current backlog is now comprised of many short-term orders that turn over more quickly than in the past. Currently, significant orders are expected to be generated from the introduction of the newly acquired product lines, airstar and angel, and from increased activity in a number of SR Telecom's traditional markets. However, the timing of these orders cannot be identified with certainty.

Telecommunication Service Provider Business Segment

        CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

        CTR's management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory purchased from Netro and an increase in access charges will also contribute to this objective.

	2003					2002					2001
(in 000's)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	3,637	3,567	3,247	3,613	14,064	4,905	3,736	3,531	3,702	15,874	5,583	4,776	4,219	5,312	19,890
Operating expenses	5,515	4,927	5,753	5,991	22,186	6,179	5,498	5,515	5,318	22,510	6,524	5,514	4,845	6,929	23,812
Operating loss from continuing operations before non-recurring items	(1,878)	(1,360)	(2,506)	(2,378)	(8,122)	(1,274)	(1,762)	(1,984)	(1,616)	(6,636)	(941)	(738)	(626)	(1,617)	(3,922)
Net earnings (loss)	1,188	2,249	(3,905)	(1,999)	(2,467)	(2,784)	(896)	(6,305)	(7,015)	(17,000)	(3,092)	3,114	(2,447)	(7,293)	(9,718)

Revenue

        CTR experienced a decline in revenue to $14.1 million in the year ended December 31, 2003, from $15.9 million in the year ended December 31, 2002. Revenue has been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in Chilean peso terms in 2003 was 6,917 million pesos compared to 6,951 million pesos in 2002. Revenues in 2002 decreased by $4.0 million or 20.2% compared to 2001. This is due to the implementation of a telecommunication regulatory change, severe inclement weather in the winter months of 2002 and a weak local economy resulting in a decrease in network traffic. The decrease was partially offset by the inclusion of an entire year of revenue associated with the satellite network. Total annual net revenue in Chilean pesos in 2002 declined by 13% on a year over year basis. Revenue has also been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. In peso terms, revenues are expected to increase in 2004 due to anticipated increases in access charges and the rollout of the Corporation's new urban initiative.

Operating Expenses

        Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses decreased to $21.6 million in 2003 from $22.5 million in 2002. Operating expenses actually increased to 9.2 million pesos for the twelve-months ended December 31, 2003, from 8.7 million pesos in the twelve-months ended December 31 2002. The amount decreased in Canadian dollar terms due to the decline in the value of the Chilean peso relative to the Canadian dollar. Also, operational efficiencies and cost reductions were offset by non-recurring consulting expenses. Operating expenses in 2002 decreased by $1.3 million or 5.5% from 2001. In Chilean peso terms, however, operating expenses excluding depreciation increased by 30%, on an annual basis primarily reflecting the inclusion of an entire year from the satellite operations and increased costs associated with delays in the integration of the VSAT-based network assets acquired from Gilat-To-Home Chile in 2001.

Restructuring, Asset Impairment and Other Charges

        For the year ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

        In December 2001, SR Telecom reversed its treatment of CTR as a discontinued operation. The financial uncertainty surrounding the South American market coupled with a continuing weakness in the telecommunications industry made the sale of CTR unlikely in the near term. Consequently, the consolidated statements of loss for the year ended December 31, 2001, as reclassified, present the results of operations of CTR as part of continuing operations.

        The $46.9 million (net of future income taxes of $8.6 million) of earnings from discontinued operations reflects the reversal of the provision recorded at the end of December 31, 2000. As of December 2001, SR Telecom, as a result of the conditions described above, determined that the estimated future undiscounted cash flows from the long-lived assets of CTR were insufficient to recover their carrying amount, and as a result, wrote-down the carrying value of the telecommunication networks by $58 million to their estimated recoverable amounts.

Interest Expense

        Interest expense for the year ended December 31, 2003, has decreased to $3.2 million from $5.9 million for the same period in 2002 and from $7.8 million in 2001. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments. Assuming US rates and exchange rates remain stable, the Corporation expects that interest expense will decrease in 2004 due to lower amounts of principal outstanding.

Loss (Gain) on Change in Ownership in Subsidiary Company

        On June 30, 2001, CTR acquired VSAT-based telecommunications assets totalling $14.6 million from Gilat-To-Home Chile in exchange for 13% of CTR's issued and outstanding common shares. The reduction in ownership of CTR resulted in a gain on dilution of $9.4 million. During 2002, SR Telecom increased its shareholding in CTR by 8.9% to 95.9%. The increase in shareholding was a function of the degree to which certain performance requirements of the acquired assets were not met. This increase in the direct and indirect ownership in CTR resulted in an estimated non-cash charge to earnings of $3.97 million in the fourth quarter of 2002, subject to final negotiations. The charge was determined using management's best estimate of the increase of the holding of CTR. The final negotiations have not yet concluded.

Foreign Exchange

        The foreign exchange gain of $11.1 million in 2003, compared to the foreign exchange losses of $0.5 million in 2002 and $5.3 million in 2001, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of CTR, especially the U.S. dollar denominated debt.

Income Taxes

        The income tax expense recorded in the current year is a function of positive earnings experienced in Chile, in peso terms, due to significant foreign exchange gains. The income tax expense recorded resulted in a draw down against the Corporation's deferred tax asset.

Consolidated Basic And Diluted Loss Per Share

	2003					2002					2001
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Loss per share from continuing operations	(1.21)	(0.90)	(2.60)	(1.36)	(6.21)	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)	(1.63)	(1.32)	(0.60)	(8.47)	(12.54)
Basic and diluted net loss per share	(1.21)	(0.90)	(2.60)	(1.36)	(6.21)	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)	(1.01)	(0.73)	(0.41)	(1.08)	(3.20)

Consolidated Liquidity And Capital Resources

(in 000's)	December 31, 2003	December 31, 2002	December 31, 2001
Total assets	$289,775	$320,805	$336,370
Bank indebtedness	$3,000	$10,000	$10,000
Long-term liability	$1,939	—	—
Lease liability	$12,808	—	—
Debentures	$71,000	$75,000	$75,000
Long-term project financing	$45,232	$64,760	$73,260
Shareholders' equity	$91,740	$102,326	$122,456

Cash and Short-Term Investments

        The consolidated cash and short-term investment position including restricted cash, decreased to $18.7 million at December 31, 2003, compared to $41.9 million at December 31, 2002. The decrease in the outstanding cash balance results from the repayment of outstanding debt in the amount of $20.2 million in 2003 as well as the use of cash to fund operations in excess of that generated from sales. The Corporation has recently completed an equity financing on February 18 and 24, 2004, with gross proceeds of $50 million that has generated significant additional working capital.

Accounts Receivable

        The trade receivables decrease of $31.5 million during the year to $78.7 million at December 31, 2003 from $110.2 million at December 31, 2002, results substantially from the collection of outstanding receivables in the Middle East during the year as well as a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also contributing to the decrease is a decline in sales volume during the year.

        In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

        In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

        On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

        To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. Under MCI's approved Bankruptcy Plan, they have until May 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material, although non-cash, impact on SR Telecom's results of operations.

Inventory

        The inventory balance increased by $13.6 million to $48.0 million at December 31, 2003, from $34.4 million at December 31, 2002. This increase was a function of the inclusion of $7.4 million in inventory from the Netro acquisition as well as strategic purchases of components.

Investment Tax Credits and Future Income Tax Assets

        Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing Future Income Tax assets and non-refundable Federal Investment Tax Credits in its Canadian operations because the Corporation could no longer support the addition of tax related assets on its balance sheet. SR Telecom intends to use the existing balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

        To use the investment tax credits existing of $18.1 million at December 31, 2003, future taxable income of approximately $82 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom's existing credits have a remaining life of approximately 6 to 10 years.

        Most of the future income tax assets relate to timing differences between the tax bases and financial reporting of research and development expenses as well as depreciation amounts. The future income tax assets derived from these differences have an indefinite life. The remaining balance relates mostly to tax loss carry-forward benefits recognized in Chile, which have an indefinite life.

        Although SR Telecom has had losses in the recent past, SR Telecom had a history of profit in the years before these. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Restricted Cash

        Both the long-term and short-term portions of restricted cash relate to US dollar letters of credit that are pledged against the Redmond and San Jose operating leases and performance and bid bonds that support the Corporation's contracting activities.

Intangible Assets

        The intangible assets included in the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 for the angel technology.

Capital Expenditures

        Capital expenditures are being kept to the minimum level required to execute SR Telecom's business plan. CTR's property, plant and equipment additions were $1.0 million for the year ended December 31, 2003, compared to $0.5 million in 2002. These relate principally to existing network upgrades and enhancements. Wireless Products additions were $4.7 million, excluding the assets acquired in the Netro acquisition, related predominantly to the shift asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

        During the twelve-month period ended December 31, 2003, SR Telecom's operating line of credit was renewed at a reduced amount of $3.0 million. Subsequent to year-end, the Corporation granted security for the operating line of credit in the form of a moveable hypothec on accounts receivable and inventory in the amount of $2.5 million and the line of credit was renewed at $2.3 million.

Liabilities

        Trade payables and accrued liabilities remained relatively stable at $59.4 million at December 31, 2003, a marginal increase of $1.3 million from $58.1 million at December 31, 2002. The amount of trade payables is in line with SR Telecom's current level of operations.

        Customer advances decreased by $5.9 million to $4.2 million at December 31, 2003 from $10.0 million at December 31, 2002. The decrease is largely attributable to reduced sales in the current year and the finalization of several existing turnkey contracts.

Long-Term Debt and Shareholders' Equity

Long-Term Liability

        The long-term liability of $1.9 million reflects the fair value of the indemnification provided to the directors and officers of Netro Corporation as part of the purchase agreement.

Lease Liability

        The lease liability of $12.8 million, representing a long-term portion of $7.2 million and a short-term portion of $5.6 million, arose on the assumption of Netro's operating lease for its San Jose office, which is not being used. This lease obligation has been recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by the expected sub-lease revenue.

Long-Term Debt

        SR Telecom's debentures are unsecured and bear interest at 8.15%, payable semi-annually. During the end of 2003, the Corporation repurchased $4.0 million of the debentures as a means to reduce the debt. The balance of the debentures is due in a bullet payment at maturity in April 2005. SR Telecom intends to partially refinance this debt. If SR Telecom is unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations.

        The long-term project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of December 31, 2003, a principal amount of US$35 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008.

        Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders for an additional one year period ending February 14, 2005. The waiver provides for a deferral of US$3,500,000 of principal repayments originally due in 2004 to repayment in 2005 and extends the repayment of the remaining principal under that note from 2007 to 2008. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding is either repaid or refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom's public debentures and its bank indebtedness, which means that all amounts could be declared due and immediately payable.

        Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

        The following table outlines the cash payments due with respect to SR Telecom's contractual cash obligations:

        Payments due by:

Contractual Obligations	2004	2005	2006	2007	2008	Thereafter	Total
Debentures	—	71,000	—	—	—	—	71,000
Long-term debt obligations	7,109	9,047	9,692	9,692	9,692	—	45,232
Capital lease obligations	114	79	66	66	66	67	458
Operating lease obligations	11,256	10,164	3,447	1,187	1,096	853	28,003

Total	18,479	90,290	13,205	10,945	10,854	920	144,693

Shareholder's Equity

(in 000's)	December 31, 2003	December 31, 2002
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
10,467,283 common shares (5,522,798 common shares in 2002)	180,866	147,985
352,941 warrants (nil in 2002)	1,815	—

        On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All per share amounts in the MD&A have been restated to reflect the share consolidation on a retroactive basis.

        On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in an issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.

        The Corporation also closed a private placement whereby 705,882 units were issued at $8.50 per share for gross proceeds of $6.0 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share in the capital of SR Telecom at a price of $10.00 per share until July 2008. The securities are subject to a four-month hold period under the applicable securities law. The private placement was offered in order to obtain funds to be used in working capital.

        The gross proceeds of $6.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $4.2 million was allocated to the common shares and $1.8 million to the warrants.

        SR Telecom has an Employee Stock Purchase Plan, a Directors' Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees, where the options vest over a period of four to five years. For the year ended December 31, 2003, stock issued under the first two plans totalled 88,710 for consideration of $0.7 million.

        Subsequent to year-end, the Corporation completed a public and private offering of 7,142,929 units for gross proceeds of $50,000,503, which includes the exercise of the over-allotment option. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006. The gross proceeds will be allocated between common shares and warrants based on their fair values.

Contingencies

        Refer to note 22 to the accompanying annual audited consolidated financial statements included in this report, for a full description of the Corporation's outstanding contingencies.

Off-Balance Sheet Arrangements

        The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation entered into two forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. At December 31, 2003, there is one forward contract remaining that sells US$2.0 million at a rate of 1.4203 in March 2004. The change in market value of the contracts resulted in a foreign exchange gain of $0.2 million that was recorded in the income statement. The second contract expired in December of 2003 and resulted in a realized foreign exchange gain of $0.2 million. Future fluctuations in the US dollar compared to the Canadian dollar over the term of the remaining contract will result in further charges to the Corporation's income statement.

        The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation's products. In the Corporation's experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

        Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

        Refer also to note 22 and 25 to the accompanying annual audited consolidated financial statements included in this report, for a full description of the Corporation's guarantees and derivative financial instruments, respectively.

Related Party Transactions

        SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

        In July 2001, the Corporation issued 8,000 common shares to senior officers. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum.

Cash Flows

        For the year ended December 31, 2003, cash flows used in operations totalled $44.6 million as compared to an inflow of $33.3 million for the year ended December 31, 2002. This is primarily the result of lower revenues resulting in increased operating losses. For the year ended December 31, 2003, cash flows used in financing activities totalled $14.1 million as compared to $7.7 million for the year ended December 31, 2002. The increase reflects increased debt repayments offset by the proceeds on the private placement.

        For the year ended December 31, 2003, cash inflows from investing activities totalled $46.8 million as compared to an outflow of $25.7 million for the year ended December 31, 2002, resulting from the net cash acquired on acquisition of Netro and the sale of short-term investments during the year. Another reason for this difference is due to the Corporation cashing in its short-term investments to fund operations in 2003, whereas in the prior year surplus cash generated from operations was used to purchase short-term investments.

        SR Telecom believes that its cash and cash equivalents balance, short-term investments, cash from operations going forward and the funds raised from the public and private offering on February 18 and 24, 2004, will be sufficient to satisfy its cash requirements for at least the next twelve months. SR Telecom intends to invest its cash in excess of current operating requirements in interest-bearing, investment-grade marketable securities.

New accounting recommendations

Stock-Based Compensation and Other Stock-Based Payments

        Effective January 1, 2004, the Corporation will adopt the new transitional provisions of the Canadian Institute of Chartered Accountants' ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", where compensation expense will be recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment will be applied retroactively with restatement of prior periods. The adoption of this new recommendation is not expected to have a material impact on the results of operations or financial position of the Corporation.

Asset Retirement Obligations

        Effective January 1, 2004, the Corporation will adopt the Canadian Institute of Chartered Accounts ("CICA") Handbook Section 3110, "Asset Retirement Obligations". The new recommendation focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation is not expected to have a material impact on the results of operation or financial position of the Corporation.

Consolidation of Variable Interest Entities

        Accounting Guideline 15, "Consolidation of Variable Interest Entities": This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation's results from operations or financial position.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

        Each director is elected by shareholders to serve until the next annual meeting or until a successor is elected or appointed.

        The following table sets out the name of each of the individuals whom Management proposes to nominate at our annual meeting to be held on May 12, 2004 for election as a director of the Corporation, the municipality of residence and other principal board and committee positions.

Name	Other Positions with the Corporation	Director Since
John C. Charles(1) (Toronto, Ontario)		2001
Constance L. Crosby(1) (Toronto, Ontario)		1986
J.V. Raymond Cyr(1)(2)(3) (Montreal, Quebec)		1996
Paul A. Dickie(2) (Toronto, Ontario)	Chairman of the Board of Directors(4)	1981
Lionel P. Hurtubise(2)(3) (Montreal, Quebec)		1999
Paul E. Labbé(1) (Ottawa, Ontario)		1999
Nancy E. McGee(3) (Mississauga, Ontario)		1984
Pierre St-Arnaud (Montreal, Quebec)	President and Chief Executive Officer	2001
Louis A. Tanguay (Montreal, Quebec)		—

(1)
Member of the Corporate Governance Committee.
(2)
Member of the Compensation and Nominating Committee.
(3)
Member of the Audit Committee.
(4)
Mr. Dickie has advised the Corporation that he intends to step down as chairman of the board of directors following the annual meeting on May 12, 2004.

        The following are brief biographies of the members of the board of directors.

        JOHN C. CHARLES has served on the board of SR Telecom since 2001 and is a Managing Director of LeBlanc & Royle Enterprises Inc., one or our major shareholders, see "Major Shareholders and Related Party Transactions". He is also a Director of Prism Equities Inc., a publicly traded Canadian medical products investment corporation, and a Director of Northern Property Real Estate Investment Trust, which is listed on the Toronto Stock Exchange. From 1997 to 2001, Mr. Charles was President, CEO and a Director of LeBlanc Ltd., a Canadian based wireless infrastructure services company, which operated throughout North America and, through subsidiaries, in Australia, Southeast Asia and the Middle East. He is a chartered accountant and from 1995 to 1997, Mr. Charles was a Senior Vice President and a Director of Midland Walwyn Inc. (now Merrill Lynch Canada Inc.). Mr. Charles is a graduate of Queen's University.

        CONSTANCE L. CROSBY has served on the board of SR Telecom since 1986 and is Vice-President and General Counsel of Psion Teklogix Inc., a Canadian company that is a leading supplier of wireless data communications systems. Prior to joining Psion Teklogix Inc., she was a Partner of Byrne, Crosby in Toronto engaged primarily in the field of commercial law. She serves on the board of Norcom Telecommunications Inc., a cable television company, and on the boards of several private companies and charities. She graduated from Osgoode Hall Law School and is a member of the Canadian and American Bar Associations.

        J.V. RAYMOND CYR has served on the board of SR Telecom since 1996 and is Chair of Polyvalor Inc. A former Chairman of BCE, Bell Canada, Telesat Canada and TMI Communications, Mr. Cyr also serves on the boards of Univalor Inc., Air Canada, Canadian National, G.T.C. Transcontinental Ltd., ART Advanced Research and Technologies, the Old Port of Montreal Corporation Inc., Cable Satisfaction Intl Inc., Cogni-Science, Triton Electronik Inc. and Fonds-Groupe Investissements Technologiques. He is also a member of the Canadian Academy of Engineering and a Director Emeritus of École Polytechnique de Montréal.

        PAUL A. DICKIE was instrumental in the creation of SR Telecom and has served on the board of SR Telecom since its founding in 1981. He has served as the Chairman of the Board of SR Telecom since 1994, but has advised the Corporation that he intends to resign his position as Chairman of the Board following the annual meeting on May 12, 2004. Mr. Dickie, a chartered accountant, is a Managing Director of LeBlanc & Royle Enterprises Inc., which company he joined in 1972.

        LIONEL P. HURTUBISE has served on the board of SR Telecom since 1999 and is the Chairman of the Board of Ericsson Canada Inc., a corporation which he has also served as President and Chief Executive Officer. Mr. Hurtubise has been in the forefront of telecommunications and computer science technology in Canada for many years. Prior to joining Ericsson in 1986, he served as President of International Systcoms Ltd., then a leader in the field of mobile radio telephony. He was also a principal in the formation of Westech Systems Ltd., a joint venture in which Alberta Government Telephones was a participant, in developing Canada's first cellular mobile telephone network. Mr. Hurtubise is active in private and governmental organizations dedicated to the advancement of telecommunications research and development.

        PAUL E. LABBÉ has served on the board of SR Telecom since 1999 and is a Corporate Director and Consultant. Mr. Labbé is the former Chairman of the Board and Chief Executive Officer of Citibank Canada. Prior to joining Citibank, he served for over five and a half years as President and CEO of the Export Development Corporation, following six years as President of Investment Canada. Mr. Labbé has spent most of his career in the field of international trade and finance, having started in 1966 as a Canadian Trade Commissioner in Paris, France, serving as Executive Assistant to the Minister of International Trade until 1973, when he became a founding partner of Interimco Ltd., an international trading company. Mr. Labbé studied Political Science and Economics at the University of Ottawa and obtained a law degree from McGill University. He also studied at the École nationale d'administration in Paris and attended the ISMP Program at the Harvard Business School.

        NANCY E. MCGEE has served on the board of SR Telecom since 1984 and is a Managing Director of LeBlanc & Royle Enterprises Inc. Ms. McGee is a chartered accountant. She joined LeBlanc in 1978 and was involved in the growth of that company's various communications infrastructure businesses throughout the world. Ms. McGee also serves on the boards of several non-profit organizations.

        PIERRE ST-ARNAUD was appointed President and Chief Executive Officer of the Corporation in June 2000 and has served on the board of SR Telecom since 2001. Mr. St-Arnaud also sits on the Board of Electro Composites Inc. From 1981 to 1995 he was employed in the national and international operations of the Asea Brown Boveri (ABB) group of companies. In 1993, he became President of Power Transmission and Distribution Segment, ABB Canada. In 1996, he served Hydro Québec as Executive Vice President, Technology and Development. From 1997 to 1999 he was engaged as President and Chief Executive Officer at Geomat International Inc., a leader in the global geomatics industry.

        LOUIS A. TANGUAY is a new nominee to the board of SR Telecom. Retired from Bell Canada after a career spanning over four decades and during which he held a number of executive positions, including President of Bell Canada International from 1998 - 2001, Mr. Tanguay possesses a deep understanding of the management of telecommunications operations. He currently serves as a director of several public companies including Aéroports de Montréal, Canbras Communications (Chairman), Bell Nordiq, Medysis Inc., Radical Horizon Inc., Rona Inc. and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.

Executive Officers

        Executive officers are appointed annually and serve at the discretion of the board of directors.

        The following table sets out information concerning our corporate officers, including name and position with us.

Pierre St-Arnaud	President and Chief Executive Officer
David L. Adams	Senior Vice-President, Finance and Chief Financial Officer
Marie-France Desnoyers	Vice-President, Human Resources
Albert Israel	Vice-President, Research and Development
Claude Giguere	Senior Vice-President, Sales and Marketing
Allan Klein	Vice-President, Technology
Michael J. Morris	Senior Vice-President and General Manager, SR Telecom SAS, France
Benoit Pinsonnault	Senior Vice-President, Operations
Marc St-Onge	Vice-President, Product Line Management

        The following are brief biographies of our corporate officers other than Mr. Pierre St-Arnaud whose biography appears under the heading "Directors".

        DAVID L. ADAMS, SR Telecom's Senior Vice President, Finance and Chief Financial Officer, joined SR Telecom in March 1999. He is responsible for executive management and oversight of all financial operations for the company. Prior to joining SR Telecom, Mr. Adams had spent ten years with CAE Inc., where he was Vice President, Finance and Administration and Vice President Human Resources of CAE Electronics Ltd. Mr. Adams earned his Bachelor's degree in Commerce and Finance from the University of Toronto in 1979. He began his career at Clarkson Gordon, a Canadian affiliate of Ernst & Young, where he gained his chartered accountant designation. In 1984, he joined The Bank of Nova Scotia. As Senior Manager, he was responsible for the corporate finance and account management activities of the bank's largest corporate banking unit in Canada.

        MARIE-FRANCE DESNOYERS joined SR Telecom in December 1998, as Vice President, Human Resources. In this capacity she leads the company's effort to attract, retain and direct the career development of SR Telecom's top talent. Ms. Desnoyers has accumulated 12 years of experience in compensation & benefits, organizational development and international human resources. Prior to joining SR Telecom she worked for four years in a high technology environment as Manager, human resources with CAE Electronics and before that at Avon Canada. Ms. Desnoyers has a bachelor degree in Sciences from the Universite de Montreal

        ALBERT ISRAEL is Vice President, Research and Development of SR Telecom. Mr. Israel joined SR Telecom in September 1999 as Director of Research and Development and was promoted to Vice President, Engineering in December 2001. Mr. Israel is responsible for leading SR Telecom's overall research and development strategy and managing the product development and management teams that deliver the industry's leading fixed wireless solutions. Mr. Israel has more than 15 years of management experience in the telecommunications industry. Before joining SR Telecom, Mr. Israel was Vice President of Strategy and Technology at Positron Industries Inc., a leading provider of 911 communication systems, which he joined in 1986 after completing a bachelor's degree in Electrical Engineering at McGill University.

        CLAUDE GIGUERE joined SR Telecom in March 2003 as Senior Vice President, Sales and Marketing of SR Telecom and is responsible for the development of SR Telecom's global sales strategy and leading its sales team toward the fulfillment of that strategy. Mr. Giguere has over 25 years of experience in the telecommunications industry. A graduate of Engineering from McGill University, Mr. Giguere started his career with Bell Canada in engineering management and spent two years as director of engineering at France Telecom. He spent 17 years with Nortel Networks where he directed various sales and marketing teams followed by assignments as General Manager for the establishment and successful launch of two major alternative service providers in North America. During his career, Mr. Giguere has completed a number of international assignments including those in France, Mexico and most recently in Atlanta, Georgia, where he was Vice President, Sales and Marketing for Nortel's Optical Systems Group.

        ALAN KLEIN is Vice President, Technology of SR Telecom, where he leads the effort of SR Telecom's development organization focusing on strategic research and development and emerging technologies. Under his direction, SR Telecom continues to focus significant resources on technology innovation and execution. Mr. Klein joined SR Telecom in 1987 and has held several management positions in the areas of product and technology development.

        MICHAEL J. MORRIS is Senior Vice President and General Manager, SR Telecom SAS in France. In this role, Mr. Morris oversees the sales, marketing, research and development, and worldwide customer services functions for SR Telecom's swing product line. He also leads the development of internal and external strategic initiatives and works with other members of SR Telecom's executive team and staff to execute and implement these initiatives. Mr. Morris is a graduate of Imperial College in London, England, where he received his Bachelor's of Science (Honours) degree in Physics. Mr. Morris joined SR Telecom in 1984, as Vice President Engineering.

        BENOIT PINSONNAULT is Senior Vice President, Operations of SR Telecom. Mr. Pinsonnault is responsible for the development of SR Telecom's manufacturing and supply-chain strategy. Additionally, Mr. Pinsonnault oversees the day-to-day operations of the company's manufacturing organization, including all product fulfillment and logistics to meet SR Telecom's goal of total customer satisfaction. Mr. Pinsonnault joined SR Telecom in December 1992 as Director of Manufacturing Engineering. He subsequently held the positions of Director — Production, and Director — Manufacturing, and was promoted to Vice President Customer Satisfaction and Operations in September 2000.

        MARC ST-ONGE is Vice President, Product Line Management of SR Telecom. Mr. St-Onge's responsibilities include the management of SR Telecom's existing product portfolio and the definition of new products. Mr. St-Onge joined SR Telecom in September 1997 as Product Manager and was named Vice President of Marketing in 1998 where he was responsible for setting the company's marketing strategy as well as the identification of present and future wireless product requirements. Prior to joining SR Telecom, Mr. St-Onge held product management positions with Gandalf Technologies (now a division of Mitel), and Bell Canada, where he was Senior Network Design Specialist.

COMPENSATION OF DIRECTORS AND OFFICERS

        Reproduced in this section, with applicable adjustments, are extracts taken from our Management Proxy Circular dated April 9, 2004 filed with the United States Securities and Exchange Commission on Form 6-K on April 22, 2004 and as Exhibit 14 hereto and with the Securities Administrators and other similar authorities in Canada.

        For the year ended December 31, 2003, an aggregate amount of $2,093,185 was paid to the members of the board of directors of the Corporation and to the executive officers of the Corporation and its subsidiaries, including compensation for salary, bonuses and benefits. In 2003, 3,500 options were granted to executive officers of the Corporation. As of December 31, 2003, no amounts had been set aside for pension and retirement benefits for directors and executive officers.

Compensation of Named Executive Officers

        The following Summary Compensation Table summarises the compensation during the three fiscal years ended December 1, 2003, for our Chief Executive Officer and our four most highly compensated executive officers, other than the CEO, of who were serving the Corporation at the end of the financial year (collectively, the "Named Executive Officers"). The determination of the most highly compensated executive officers is made on the basis of the total annual salary and annual incentive bonuses earned during the fiscal year ended December 1, 2003.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Other Annual Compensation ($)	Stock Options Granted (#)	All Other Compensation(2) ($)

Pierre St-Arnaud President & Chief Executive Officer	2003 2002 2001	310,000 310,000 278,461		— 155,000 —	— — —	— 10,000 7,000	15,500 15,452 13,296

David L. Adams Senior Vice President, Finance & Chief Financial Officer	2003 2002 2001	225,000 203,000 203,000		— 66,990 15,225	— — —	— 4,000 5,000	11,220 10,161 12,015

Claude Giguère Senior Vice President, Sales & Marketing	2003 2002 2001	171,731 — —	(3)	— — —	— — —	3,500 — —	13,302 — —

Benoit Pinsonnault Senior Vice President, Operations	2003 2002 2001	225,000 180,000 175,950		— 59,400 22,950	— — —	— 5,000 5,000	11,190 8,953 8,845

Marc St-Onge Vice President, Product Line Management	2003 2002 2001	200,000 200,000 151,827		— 40,000 —	— — —	— 3,500 6,500	15,214 28,656 8,590

(1)
Bonus amounts are paid in cash in the year following the fiscal year in which they were earned/accrued.

(2)
All other compensation includes overseas housing allowances, car leases, car insurance and contributions to the Corporation's retirement saving plans.

(3)
Mr. Giguère joined the Corporation on April 14, 2003. His annual salary is $235,000.

Share Compensation Arrangements

        We have put into place the Restated 1998 Key Employee Stock Option Plan (the "KESOP"), the Directors' Share Compensation Plan (the "DSCP") and the Restated 1998 Employee Share Purchase Plan (the "ESPP"). These plans are all incentive based plans, designed to increase performance of employees, senior management, officers and directors, as the case may be, and further align the interests of each of these participants with shareholder interests.

KESOP

        The KESOP serves as a tool to retain talented individuals within the Corporation. As of April 9, 2004, there were options to purchase 298,260 Common Shares outstanding under the KESOP, from a total authorized reserve amount still available under this plan of 446,800, leaving 148,540 Common Shares available for further option grants.

DSCP

        Under the DSCP, each non-employee director of the Corporation may at the commencement of the year, elect to receive all, part or none of the remuneration paid to them by the Corporation for directors' retainer and meeting attendance fees in common Shares. Since implementation, a total of 44,800 Common Shares have been issued to directors, at the then current market price, in lieu of cash compensation. The aggregate number of shares of Common Shares reserved for issuance under this plan is 45,000 and, at present, a current reserve of 200 Common Shares is available under this plan for future issuances.

ESPP

        The board of directors of the Corporation terminated the ESPP effective December 31, 2003. Under the ESPP, employees with six months of continuous service could purchase Common Shares by contributing up to 5% of their annual salaries through payroll deductions. The Corporation supplemented the contributions of the employees, enrolled in this plan to an extent determined by the Compensation and Nominating Committee of the board of directors of the Corporation, from time to time. Such supplements could not exceed one-third of the amount contributed by the employees, who were required to commit to the retention of any Common Shares so purchased for a minimum of two years.

        Since its inception, total of 218,574 Common Shares were issued pursuant to this plan.

Management Incentive Plans

        We have put in place management incentive plans for members of our management team pursuant to which the amount of additional cash compensation, or bonuses, is determined. The plans are based on the performance of the Corporation and the individual. The individual's performance will be evaluated based on the level of achievement of pre-set objectives for the year and the Corporation's performance will be established by comparing year-end results vs. plan in terms of the "Net Earnings after Tax Results" of its core business. Individuals become eligible to receive a bonus ranging from 0% to 10% of the individual's base salary when the Corporation exceeds 80% of its budgeted performance, 0% to 30% when the Corporation exceeds 100% of its budgeted performance and 0% to 50% when the Corporation exceeds 120% of its budgeted performance. The amount any given person receives within the available range depends, in turn, on that person's achievement of individual goals.

Option Grants During 2003

        The following table provides summary information regarding stock options granted to the Named Executive Officers under our Restated 1998 Key Employee Stock Option Plan during the fiscal year ended December 31, 2003.

Name and Principal Position	Options Granted in 2003 (#)(1)	% of Total Options Granted to Employees in 2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the date of grant ($/Security)	Date of Expiration
Pierre St-Arnaud President & Chief Executive Officer	0	0	—	—	—
David L. Adams Senior Vice President, Finance & Chief Financial Officer	0	0	—	—	—
Claude Giguère Senior Vice President, Sales & Marketing	3,500	35%	$6.40	$6.60	April 23, 2013
Benoit Pinsonnault Senior Vice President, Operations	0	0	—	—	—
Marc St-Onge Vice President, Product Line Management	0	0	—	—	—

Note:

(1)
The options become exercisable in 20% increments, commencing on the first anniversary of the date of grant. Options expire if not exercised within 10 years of the date of grant.

Aggregated Option Exercises During 2003 and Financial Year-End Option Values

        The following table provides summary information concerning the exercise of options by each of our Named Executive Officers during the fiscal year ended December 31, 2003 and the total number of options to acquire Common Shares held by each of them as of December 31, 2003. The value realized upon exercise is the difference between the market value of the underlying Common Shares on the date of exercise and the exercise price. The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option and the market value of our Common Shares at December 31, 2003. The market value of a Common Share on the Toronto Stock Exchange was $8.00 on December 31, 2003.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at Year End Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at Year End ($) Exercisable / Unexercisable
Pierre St-Arnaud President Chief Executive Officer	0	—	10,800 / 16,200	— / —
David L. Adams Senior Vice President, Finance & Chief Financial Officer	0	—	6,900 / 7,600	— / —
Claude Giguère Senior Vice President, Sales & Marketing	0	—	0 / 3,500	— / $28,000
Benoit Pinsonnault Senior Vice President, Operations	0	—	5,500 / 7,400	— / —
Marc St-Onge Vice President, Product Line Management	0	—	3,780 / 7,020	— / —

Termination of Employment and Employment Contracts

        The employment agreement of Mr. Pierre St-Arnaud, our Chief Executive Officer of the Corporation, provides for continuance of salary for a period of up to twenty-four months, as well as full vesting of all options then held, in the event of termination of employment for any reason other than cause. Full vesting of options will also occur in the event of a change of control of the Corporation.

Directors' Compensation

        The board of directors has adopted a compensation policy for its directors who are not officers or employees of the Corporation. Directors receive an annual fee of $10,000 and an attendance fee for board meetings, corporate governance committee meetings and audit committee meetings of $1,000 per director. The attendance fee for teleconference meetings and meetings of the compensation committee is $500 per director.

        The following table sets forth the aggregate compensation paid to directors in 2003.(1)

Name of Director	Retainer ($)	Attendance at Regularly Held Board Meetings ($)	Attendance At Committee Meetings Held Other Than On Board Meeting Day ($)	Attendance At Board Meetings Held Telephonically ($)
John C. Charles(2)	10,000	7,000	2,500	4,500

Constance L. Crosby(3)	10,000	8,000	4,500	5,000

J.V. Raymond Cyr	10,000	8,000	7,000	5,000

Paul A. Dickie	10,000	8,000	6,500	5,500

Francis R. Fox(4)	10,000	5,000	4,500	3,500

Lionel P. Hurtubise	10,000	8,000	4,000	5,000

Paul E. Labbé	10,000	8,000	4,500	5,000

Nancy E. McGee	10,000	8,000	4,500	5,500

Notes:

(1)
Mr. St-Arnaud attended all board meetings; however, he receives no additional compensation in his capacity as a director of the Corporation.

(2)
Mr. Charles performed certain consulting services for the Corporation's Chilean subsidiary for which his associate, LeBlanc & Royle Enterprises Inc., received compensation in the amount of $102,000 in 2003.

(3)
During 2003, Ms. Constance L. Crosby was a partner of Byrne, Crosby, a law firm that provided legal services to the Corporation at the firm's customary rates. In connection with these services, the Corporation paid Byrne, Crosby $265,000 for legal services in the fiscal year ended December 31, 2003.

(4)
Francis Fox resigned from the board effective December 31, 2003.

        Under the DSCP, directors are entitled to fix in advance, at the start of each fiscal year, a percentage of their directors' compensation between 10% and 100% to be paid quarterly in Common Shares, at the market price at the time of acquisition. In the year 2003, an aggregate of 22,729 Common Shares were issued to directors under the Directors' Share Compensation Plan, at share prices ranging from $6.80 to $9.80.

BOARD PRACTICES

Role and Responsibilities of the Board

        Our board of directors believes that sound corporate governance practices are essential to the sustained growth and performance of the Corporation and consequently maintaining shareholder value. In the past year, considerable attention has been given to publicly traded companies, their board of directors and corporate governance practices. Our board of directors is committed to ensuring and maintaining the integrity of its practices and thereby promoting investor and shareholder confidence.

Board Mandate

        The mandate of our board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders.

        There were eight meetings of the board of directors in 2003, exclusive of meetings held by teleconference, and eight meetings are scheduled for 2004. Additional meetings will be held as required.

Board Composition and Unrelated Directors

        The Board is composed of a majority of unrelated directors, as that term is defined in the Corporate Governance Guidelines in the Toronto Stock Exchange Company Manual. The board of directors has engaged in an exercise to analyse each director and their relationship with the Corporation to determine whether, in their circumstances, they are related or unrelated directors.

        Further to its analysis, the board of directors concluded that five of the eight directors currently comprising the Board are unrelated, namely: Messrs. John C. Charles, J.V. Raymond Cyr, Paul A. Dickie and Lionel P. Hurtubise, and Ms. Nancy E. McGee. In addition, Mr. Tanguay has been determined by the board of directors to be unrelated. Mr. Pierre St-Arnaud is the Chief Executive Officer of the Corporation and is, as the Corporation's most senior officer, considered related. Ms. Constance L. Crosby and Mr. Paul E. Labbé, given their minor business dealings with the Corporation, as more particularly described in "Related Party Transactions", are also determined to be related directors. The board of directors believes that each of its members acts independently and, in every case, in what they believe to be the best interests of the shareholders of the Corporation.

Committees of the Board of Directors

        The board of directors has established three standing committees, namely the Compensation and Nominating Committee, the Audit Committee and the Corporate Governance Committee. The board of directors has delegated various functions to each of its Committees, and has designated specific mandates, on which the respective Committees are to perform an oversight responsibility and ultimately report to the board of directors. Practically speaking, the Committees assess, review, advise and make recommendations to the board of directors, where most matters receive formal and final approval.

Compensation and Nominating Committee

        The Compensation and Nominating Committee is currently composed of three directors, Messrs. J.V. Raymond Cyr (Chair), Paul A. Dickie and Lionel P. Hurtubise. Mr. Francis Fox served on the Compensation and Nominating Committee until his resignation from the board of directors on December 31, 2003. The Committee makes recommendations to the board of directors on, among other things, the compensation of directors, senior executives and all significant compensation matters. The Committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

Audit Committee

        During the year ended December 31, 2003, the Audit Committee was composed of three directors, being Messrs. Lionel P. Hurtubise and Francis R. Fox and Ms. Nancy E. McGee (Chair). Since January 1, 2004, following the resignation of Mr. Fox, the Audit Committee was composed of Mr. J.V. Raymond Cyr, Mr. Lionel P. Hurtubise and Ms. Nancy E. McGee.

Corporate Governance Committee

        The Corporate Governance Committee is composed of four members, Messrs. John C. Charles, J.V. Raymond Cyr, and Paul E. Labbé and Ms. Constance L. Crosby (Chair). Summarily, the Corporate Governance Committee is responsible for developing the Corporation's approach to governance issues, ensuring the appropriateness of its corporate governance policies and practices, and responding to the Corporate Governance Guidelines of the Toronto Stock Exchange.

Management Responsibility And Board Independence From Management

        The board of directors operates independently of management and periodically meets without management present. The functions of Chairman of the Board and Chief Executive Officer are separate, distinct and carried out by two individuals: Mr. Paul A. Dickie serves as Chairman and is a non-management and unrelated director, while Mr. Pierre St-Arnaud, the most senior of all management officers, serves as President and Chief Executive Officer of the Corporation. In addition, the board of directors has put in place mechanisms to ensure that an individual director may, if required, obtain external advice at the expense of the Corporation.

        The Corporation's objectives are set through the board of directors' approval and the continuing review of an Annual Budget and Strategic Plan put forward by the Chief Executive Officer. Long-term commitments, senior management and organizational changes, acquisition of new businesses as well as any material action or significant contract not contemplated by the Annual Budget and Strategic Plan require the prior approval of the board of directors.

EMPLOYEES

        As at December 31, 2003, we had a total of 987 employees (1,053 at December 31, 2002 and 1,142 at December 31, 2001) of which 233 (244 at December 31, 2002 and 250 at December 31, 2001) were employed by our subsidiary CTR in Chile. All employees are non-unionized except for 141 CTR employees in Chile. They are predominantly technicians and are represented by one union. The collective bargaining agreement expires in March 2007. We consider relations with our employees to be good.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

Ownership of Securities by Directors and Senior Officers

        The following table provides information about the beneficial ownership of shares of SR Telecom's common stock as of April 9, 2004 by each of our directors and senior officers:

	Outstanding Shares		Right to Acquire	Total Number	Percent Beneficially Owned
John C. Charles	1,423,957	(1)	500	1,424,457	8.1%
Constance L. Crosby	7,085		500	7,585	*
J.V. Raymond Cyr	10,317		500	10,817	*
Paul A. Dickie	1,591,757	(1)	500	1,592,257	9.0%
Lionel P. Hurtubise	3,348		500	3,848	*
Paul E. Labbé	5,657		500	6,157	*
Nancy E. McGee	1,484,957	(1)	500	1,485,457	8.4%
Pierre St-Arnaud	5,750		10,800	16,550	*
Marie-France Desnoyers	749		3,000	3,749	*
Albert Israel	2,896		3,500	6,396	*
David L. Adams	4,000		6,900	10,900	*
Claude Giguere	—		—	—	*
Allan Klein	2,872		3,750	6,662	*
Benoit Pinsonnault	1,200		5,500	6,700	*
Marc St-Onge	50		3,780	3,830	*

All directors and officers as a group	1,698,681		40,730	1,739,411	9.9%

*
Less than 1%

(1)
Includes 1,422,957 Common Shares held by LeBlanc & Royle, of which each of Messers. Charles, Dickie and Ms. McGee is a shareholder and serves as a managing director. Each of Messers. Charles, Dickie and Ms McGee disclaims beneficial ownership of these shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our common shares as of April 9, 2004 based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders. The percentage of outstanding ordinary shares is based on 17,610,212 Common Shares outstanding as of April 9, 2004. Common Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this report are treated as outstanding only for the purpose of determining the percent owned by such person or group. None of these shareholders has voting rights different from other holders of Common Shares.

	Number of Common Shares owned directly or indirectly	Number of Warrants owned directly or indirectly	Number of Common Shares Beneficially Owned	Percentage of outstanding common shares beneficially owned
Carso Global Telecom, S.A. de C.V.(1)	1,606,500	285,750	1,892,250	10.8%
LeBlanc & Royle Enterprises(2)	1,422,957	—	1,422,957	8.0%

(1)
Carso Global Telecom S.A. de C.V. became a shareholder through its ownership of 25% of shares of Netro common stock prior to our acquisition of that company for share exchange. Subsequent to our share exchange acquisition of Netro, Carso Global owned 1,035,000 common shares or 9.9% of the outstanding shares.

(2)
Prior to the stock issues effected during 2003 and 2004 under public and private offerings and for the acquisition of Netro, LeBlanc & Royle Enterprises Inc. was the beneficial owner of 25% of our outstanding Common Shares.

        To the extent we are aware, no person directly or indirectly, jointly or severally has the ability to exert control over the corporation.

        As at March 31, 2004 there were 306 shareholders of record. Of that number, 161 were US holders representing a total of 27.7% our common shares then outstanding.

Related Party Transactions

RELATED PARTY TRANSACTIONS

Consulting and Professional Services

        John Charles, Paul Dickie and Nancy McGee are directors of SR Telecom and managing directors of LeBlanc & Royle Enterprises Inc., a shareholder of ours that exercises significant influence. Constance Crosby is a director and the secretary of SR Telecom as well as the secretary of LeBlanc &Royle Enterprises Inc. LeBlanc & Royle occasionally performed consulting services for us. For the years ended December 31, 2003 and 2002, general consulting services amounted to $102,000 and $104,000, respectively. Paul Labbé, a member of our board of directors, was paid $42,000 in consultant fees by the Corporation in 2002 relating to the financing and proposed sale of CTR. Ronald Couchman, a former board member, received $40,000 in consultant fees in 2002.

        Constance Crosby, a member of the board of directors and Secretary of SR Telecom, was a partner in Byrne, Crosby, a law firm, and performed certain professional work for us. For the years ended December 31, 2003 and 2002, legal professional expenses amounted to $265,000 and $145,000, respectively.

Director's Fees

        As part of compensation for services provided as members of our Board of Directors, we offer to our directors the option to receive our Common Shares in lieu of cash payments for their services. For the years ended December 31, 2003, 2002 and 2001, we issued 22,729, 12,075 and 8,275 common shares under the Directors' Share Compensation Plan at an aggregate value of $174,000, $139,000 and $143,000, respectively.

Share Purchase Loan Receivable

        The aggregate indebtedness outstanding to us or any of our subsidiaries, relating to the purchase of our Common Shares, of all directors, executive officers and senior officers, as of December 31, 2003 is $128,000. The principal amount is due July 3, 2006, and bears interest at 5% per annum. These loans were made pursuant to Formal Loan Agreements dated July 3, 2001.

Name and Principal Position	Involvement of Issuer	Amount outstanding at December 31, 2003	Security for Debt
PIERRE ST. ARNAUD President & Chief Executive Officer	Loan to purchase common shares of SR Telecom	$70,000	Unsecured
DAVID L. ADAMS Senior Vice President, Finance & Chief Financial Officer	Loan to purchase common shares of SR Telecom	$58,000	Unsecured

Other Receivable

        The following describes the nature of the other receivable from an executive officer as at December 31, 2003:

Name and Principal Position	Involvement of Issuer	Amount outstanding at December 31, 2003	Security for Debt
PIERRE ST. ARNAUD President & Chief Executive Officer	Loan associated with relocation of principal residence	$34,000(1)	Unsecured

(1)
The principal amount of the loan is due July 3, 2006 and bears interest at 5% per annum. This loan was made pursuant to a Formal Loan Agreement dated June 13, 2002.

        Except as disclosed in this section, none of our directors, executive and senior officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our consolidated financial statements for the fiscal years ended December 31, 2001, 2002 and 2003 and the auditors' report signed by Deloitte and Touche LLP are presented at Item 18 of this report.

LEGAL PROCEEDINGS

Solectron Arbitration

        On December 19, 2002, Solectron California Corporation filed arbitration against Netro for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts, which were not supported by sales orders. As a result, Solectron claims it has an excess inventory of materials it is unable to sell. Netro disputes that the purchase of materials had not been approved by Netro as required by the agreement. The results of the arbitration are not determinable at this time. The total claim, including the cost of materials and asserted carrying charges, is approximately US$14,500,000.

Future Communications Company ("FCC") Litigation

        The dispute with FCC relates to the alleged improper draw down by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

Merger-related Litigation

        On April 8 and May 23, 2003, several of SR Telecom USA's (then Netro's) stockholders filed lawsuits styled as class actions against Netro and Netro's directors claiming that the directors breached their fiduciary duties to Netro and its stockholders allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim also alleges that Netro favoured SR Telecom over potential competing acquirers and Netro's directors engaged in self-dealing in connection with the merger. The cases were consolidated and the parties have reached an agreement to settle this lawsuit. Included in the terms of settlement is a proposed payment of US$590,000 to cover plaintiffs' attorneys' fees and expenses for prosecuting the lawsuit. On January 6, 2004, the court issued an order preliminarily approving the proposed settlement, providing for notice to be given to the settlement class and scheduling a hearing for final approval on April 13, 2004, at which the court tentatively approved the settlement but requested further information about the plaintiffs' request for attorneys' fees.

Haiti

        The current portion of long-term accounts receivable includes a receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect these funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

        In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provides for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

        In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

        On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

        To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. Under MCI's approved Bankruptcy Plan, they have until May 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material impact on SR Telecom's results of operations.

SIGNIFICANT CHANGES

        On April 16, 2004, we repaid and closed our $2,300,000 operating loan facility as we determined that the cost to maintain it outweighed the benefits it provided.

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

        The following table sets forth the high and low sales prices for our Common Shares as reported by the Toronto Stock Exchange, in Canadian dollars, for each full financial year since 1999 and as reported by the Nasdaq National Market, in US dollars, since our common shares started trading in the Nasdaq in September 2003.

Year	Toronto Stock Exchange		Nasdaq National Market
	High	Low	High	Low
1999	52.00	19.00
2000	132.00	27.00
2001	44.00	11.00
2002	27.50	7.00
2003	15.00	5.50	7.25	4.50

        The following table sets forth the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, for each financial quarter in 2002 and 2003 and as reported by the Nasdaq National Market, in US dollars for each financial quarter, since our common shares started trading in the Nasdaq in September 2003.

Quarter	Toronto Stock Exchange		Nasdaq National Market
	High	Low	High	Low
Q1 2002	27.50	18.50
Q2 2002	21.70	12.60
Q3 2002	15.50	7.00
Q4 2002	12.50	7.50
Q1 2003	12.10	5.90
Q2 2003	15.00	5.50
Q3 2003	11.40	6.85	5.89	5.02
Q4 2003	8.80	6.00	6.80	4.50

        The following table sets forth the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, and as reported by the Nasdaq National Market, in US dollars, for the most recent six months.

Month	Toronto Stock Exchange		Nasdaq National Market
	High	Low	High	Low
October 2003	7.15	6.00	5.46	4.50
November 2003	8.60	6.00	6.80	4.50
December 2003	8.80	7.30	6.76	5.00
January 2004	8.00	6.60	6.19	5.04
February 2004	9.41	7.05	7.12	5.29
March 2004	9.05	7.61	7.25	4.81

PLAN OF DISTRIBUTION

        Not applicable.

MARKETS

Common Shares

        Our Common Shares currently trade on the Toronto Stock Exchange under the symbol "SRX" and are quoted on the Nasdaq National Market under the symbol "SRXA".

Warrants

        Our common share purchase warrants, or Warrants, currently trade on the Toronto Stock exchange under the symbol "SRX.W"

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

        Not applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Background

        We are incorporated under and are governed by the Canada Business Corporations Act, or CBCA.

Board of Directors

        Under the CBCA, a corporation whose securities are publicly traded must have at least three directors, including two who are not officers or employees of the corporation or any of its affiliates, but the actual number of directors is governed by a corporation's articles. Our articles of incorporation, provide that the number of directors will consist of a minimum of three and a maximum of twelve. Our bylaws provide that the actual number of directors will be determined from time to time by resolution of the directors. Currently, the number of directors on our board is set at nine.

        Under the CBCA generally, 25% of the directors of the corporation and 25% of the directors present at a meeting must be Canadian residents.

Power to Determine Compensation

        Under the CBCA the directors of a corporation may fix the remuneration to be paid to the directors, officers and employees of the corporation.

Director Share Ownership Requirements

        The CBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in our articles of incorporation imposing a requirement that a director hold any of our shares.

Description of Share Capital

Common Shares

        Our Common Shares entitle their holders to receive notice of all meetings of shareholders and to attend and vote at those meetings, except meetings at which only holders of a specified class of shares (other than the Common Shares) or a specified series of shares are entitled to vote. Each Common Share entitles its holder to one vote at a meeting of shareholders. The holders of Common Shares are entitled to dividends that our board of directors may declare, in its discretion, subject to any restriction as provided in the CBCA, on a proportionate basis. The Common Shares are entitled upon bankruptcy, winding-up, dissolution or liquidation to receive the remaining assets of the Corporation, after payment to any other class of our shares that is preferred to the Common Shares.

Preferred Shares

        Our Preferred Shares may be issued in one or more series. The directors have the ability to issue these series, subject to the sending of articles of amendment to the "director" appointed under the CBCA for that purpose in prescribed form and the issuance of a certificate of amendment in respect of the articles of incorporation. The board of directors may fix, before such issue, the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares. Except as otherwise specifically provided in the CBCA, the holders of Preferred Shares shall not be entitled to vote for the election of directors or for any other purpose. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of bankruptcy, winding-up, dissolution or liquidation of SR Telecom, whether voluntary or involuntary, or any other return of capital or distribution of assets of SR Telecom among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series. Preferred Shares will also be entitled to preference over the Common Shares and over any other class of our shares ranking junior to the preferred shares of any series.

Warrants

        Our Warrants entitle the holder thereof to purchase one Common Share at a price of $9.00 per share, subject to adjustment in certain circumstances, at any time prior to February 18, 2006. A warrant holder does not have any right as shareholder of the Corporation including the right to vote or attend meetings of shareholders or to receive dividends or other distributions.

Amendment to Governing Documents

        Under the CBCA, an amendment to a corporation's articles generally requires shareholder approval by special resolution. A "special resolution" is a resolution passed by at least two-thirds of the votes cast by shareholders who are entitled to vote on the resolution. In addition, if an amendment to the articles of incorporation adversely affects the rights of a particular class or series of shares, that class or series is entitled to vote separately as a class, whether or not that class or series otherwise carries a right to vote.

        Under the CBCA, unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend, or repeal any bylaw that regulates the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required to submit the bylaw, amendment or repeal to the shareholders at the next shareholders meeting, and the shareholders may, by an "ordinary resolution" confirm, reject or amend the bylaw, amendment or repeal. An "ordinary resolution" is a resolution passed by a majority of the votes cast by shareholders who voted on the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

        Under the CBCA, the holders of a majority of the shares entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum for the transaction of business, irrespective of the number of persons present at the meeting, unless the bylaws provide otherwise. Pour bylaws provide that a quorum at any shareholder meeting will be the holders present in person or present by proxy of at least 25% of the outstanding shares entitled to be voted at the meeting.

Annual Meeting of Shareholders

        Under the CBCA, the directors of a corporation must call an annual meeting not later than 18 months after the corporation comes in to existence and thereafter, not later than 15 months after holding the last preceding annual meeting and no later than six months after the end of the corporations' preceding financial year.

Call of Special Shareholders Meeting

        The CBCA provides that shareholder meetings may be called by the board of directors, and must be called by the board of directors when so requisitioned by holders of not less than 5% of the issued shares of the corporation that carry the right to vote at the meeting sought. A court may also order, in its discretion and in certain circumstances, the calling of a meeting upon the application of a director or shareholder entitled to vote at the meeting. Under our bylaws, the board of directors has the power to call a special meeting at any time.

Requirements for Extraordinary Corporate Transactions

        Under the CBCA, extraordinary corporate actions, such as certain amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary actions such as liquidations or dissolutions are required to be approved by special resolution. For such approvals, each share of the corporation carries the right to vote, whether or not the shares are designated as voting shares in the corporation's articles. In some cases the special resolution to approve an extraordinary corporate action must also be approved separately by the holders of a class or series of shares, including a class or series that does not otherwise have the right to vote.

        A corporation may also apply to a court for an order approving an arrangement which includes an amalgamation, a transfer of all or substantially all the property of a corporation to another corporation in exchange for property, money or securities of the corporation, or liquidation and dissolution where it is not insolvent and where it is not practicable for the corporation to make such fundamental change under other provisions of the Canada Business Corporations Act. The court may make any interim or final order it thinks fit with respect to the proposed arrangement.

        Shareholder approval is not required for an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries

MATERIAL CONTRACTS

        The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding the date of this document.

  –
  Form of Warrant issued July 18, 2003 and August 27, 2003 under a Private Placement;

  –
  Warrant Indenture dated February 24, 2004 between SR Telecom Inc. and Computershare;

  –
  Agreement and Plan of Merger dated as of March 27, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  –
  Amendment No. 1 to Agreement and Plan of Merger dated as of May 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  –
  Amendment No. 2 to Agreement and Plan of Merger dated as of July 17, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  –
  Amendment No. 3 to Agreement and Plan of Merger dated as of August 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  –
  Seventh Amendment and Limited term Waiver Agreement dated as of February 17, 2003 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank;

  –
  Eighth Amendment and Limited term Waiver Agreement dated as of February 13, 2004 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank; and

  –
  Formal Loan Agreement dated June 13, 2002, between SR Telecom Inc. and Pierre St-Arnaud.

EXCHANGE CONTROLS

        None

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain Canadian federal income tax considerations relating to an investment in the Common Shares or the Warrants.

        The summary is only applicable to a holder of Common Shares or Warrants who, for the purposes of the Income Tax Act (Canada) (also referred to as the "Tax Act") and the Canada-United States Tax Convention (also referred to as the "Convention"), is resident in the United States and not resident in Canada, deals at arm's length with the Corporation, holds the Common Shares or Warrants as capital property and does not use or hold and is not deemed to use or hold the Common Shares or the Warrants in carrying on business in Canada (also referred to as a "U.S. Holder").

        The summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares or Warrants based on their specific circumstances, including any consequences of an investment in the Common Shares or Warrants arising under state, local or provincial tax laws of other jurisdictions, including the United States.

        This summary is based on the current provisions of the Convention and accompanying protocols, the Tax Act, the regulations under the Tax Act, specific proposals to amend the Tax Act or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and counsel's understanding of the current administrative and assessing practices of the Canada Revenue Agency (or CRA). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada.

        Special rules, which are not discussed in this summary, may apply to financial institutions (as defined by the Tax Act) and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

The Common Shares

        Assuming that the Common Shares will continue to be listed on the Toronto Stock Exchange and quoted on Nasdaq, capital gains realized on the disposition of Common Shares by a U.S. Holder will not be subject to tax under the Tax Act unless such Common Shares constitute taxable Canadian property.

        Common shares will generally not be taxable Canadian property of a U.S. Holder unless, at any time during the five-year period immediately preceding a disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation. Even if the Common Shares constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Tax Act may be available under the provisions of the Convention.

        Dividends, including deemed dividends and stock dividends, paid or credited to a U.S. Holder on the Common Shares are subject to Canadian withholding tax under the Tax Act. The Convention generally reduces the rate of withholding tax to 15% of the gross amount of the dividend where the beneficial owner is not a corporate entity that owns at least 10% of the voting stock of the Corporation. Moreover, under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Corporation would not be required to withhold such tax from dividends paid or credited to such organization. The withholding tax is reduced to 5% under the Convention where the U.S. Holder is a corporation that owns at least 10% of the voting stock of the Corporation.

The Warrants

        Capital gains realized on the disposition of the Warrants by a U.S. Holder will not be subject to tax under the Tax Act unless the underlying Common Shares would be taxable Canadian property for the particular U.S. Holder. For information concerning when the Common Shares will be taxable Canadian property for a particular U.S. Holder, see the summary under the heading "The Common Shares". For the purposes of determining the number of Common Shares held by a particular person, the person will be considered to own Common Shares for which such person's Warrants may be exchanged. Even if the Warrants constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Tax Act may be available under the provisions of the Convention.

        Where the Warrants are exercised, the amount paid to acquire or to exercise the Warrants will be added to the adjusted cost base of shares acquired pursuant to the exercise of the Warrants. For the Canadian federal income tax consequences of holding Common Shares, see the description under the heading "The Common Shares".

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of the principal U.S. federal income tax consequences of owning and disposing of Common Shares or Warrants held by a U.S. holder (as defined below) as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

        This discussion is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the U.S. federal income tax consequences described herein. This discussion does not address the U.S. federal income tax consequences to any particular U.S. holder, and does not deal with persons that may be subject to special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, regulated investment companies, financial institutions, broker-dealers, certain U.S. expatriates, U.S. holders whose "functional currency" is not the U.S. dollar, U.S. holders that hold Common Shares or Warrants as a position in a "straddle," "hedge," "constructive sale transaction," "conversion transaction" or other integrated transaction or persons who mark to market their securities).

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Common Shares or Warrants that is, for U.S. federal income tax purposes:

  –
  an individual who is a citizen or resident of the United States;

  –
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

  –
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  –
  a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

        If a partnership holds Common Shares or Warrants, the U.S. federal income tax consequences to a partner generally will depend upon the status of the partner and the activities of the partnership.

        U.S. holders should consult their own tax advisors with respect to the tax consequences to them of owning and disposing of Common Shares and Warrants in light of their particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

Warrants

Exercise of Warrants

        Upon the exercise of Warrants a U.S. holder will not recognize gain or loss and will have a tax basis in the Common Shares issued pursuant to the exercise equal to the holder's tax basis in the exercised Warrants plus the exercise price. The holding period for Common Shares issued upon the exercise of Warrants will commence on the date of exercise.

Sale, Exchange or Other Disposition of Warrants

        Upon the sale, exchange or other disposition of Warrants, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder's adjusted tax basis in the Warrants. Such gain or loss will be long-term capital gain or loss if the Warrants have been held for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, and short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, may be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

Expiration of Warrants

        Upon the expiration of Warrants, a U.S. holder will recognize a loss equal to the U.S. holder's tax basis in the Warrants. This loss will be a capital loss and generally will be long-term if the Warrants have been held for more than one year. The deductibility of capital losses is subject to limitations.

Constructive Dividends

        The adjustment, or failure to make an adjustment, of the exercise price or conversion ratio of the Warrants may be deemed to be a payment of a taxable dividend to U.S. holders of Warrants to the extent of the Corporation's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), regardless of whether there is a distribution of cash or property.

Common Shares

Distributions on Common Shares

        Distributions on Common Shares, whether in cash or in property, that are paid out of the Corporation's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in income by a U.S. holder as a dividend when actually or constructively received. The amount of the dividend will equal the amount of cash and the fair market value of the property received. To the extent a U.S. holder receives a distribution that exceeds the Corporation's current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital that reduces the holder's adjusted tax basis in the Common Shares (to the extent of such basis) and thereafter as taxable gain from the sale or exchange of the Common Shares. Generally, the dividends received deduction applicable to corporate shareholders will not be available.

        For taxable years beginning before January 1, 2009, dividends received by an individual from a "qualified foreign corporation" are eligible for preferential rates of taxation, subject to minimum holding period and other requirements. The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.

        Dividends paid in Canadian dollars (including the amount of any Canadian taxes withheld) will be included in a U.S. holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the U.S. holder, regardless of whether the Canadian dollars are converted to U.S. dollars at that time. U.S. holders should consult their own tax advisors regarding the possible effect and rate of any Canadian withholding tax and the reduction of such withholding rate under the income tax treaty between the United States and Canada.

Sale, Exchange or Other Disposition of Common Shares

        Upon the sale, exchange or other disposition of Common Shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder's adjusted tax basis in the Common Shares. Such gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, and short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, may be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

        For U.S. foreign tax credit limitation purposes, dividends on Common Shares generally will be treated as foreign source income, and gain or loss recognized on the sale, exchange or other disposition of Common Shares and Warrants will be treated as from U.S. sources. To the extent Canadian withholding tax is payable in respect of a distribution or payment to a U.S. holder, the holder may be eligible for a foreign tax credit or deduction. Further, foreign source income has an effect on a U.S. holder's ability to absorb foreign tax credits. The rules relating to U.S. foreign tax credits are extremely complex, and U.S. holders should consult their tax advisors regarding the application of the U.S. foreign tax credit rules to their particular situations.

Passive Foreign Investment Company Considerations

        The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock of, a "passive foreign investment company" ("PFIC"). A foreign corporation will be treated as a PFIC if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.

        The Corporation does not believe that it is currently a PFIC, and it anticipates that it will not become a PFIC in the future. A foreign corporation's status as a PFIC, however, is a factual determination that is made annually and thus may be subject to change. If we become a PFIC, U.S. holders of Common Shares and Warrants may become subject to adverse U.S. federal income tax consequences. U.S. holders should consult their tax advisors regarding those consequences and possible ameliorative actions.

Backup Withholding and Information Reporting

        The payment within the United States of dividends on Common Shares, or the proceeds from a disposition of Common Shares or Warrants, held by certain non-corporate holders may be subject to U.S. information reporting rules. Such payments may also be subject to U.S. backup withholding, unless a holder provides a taxpayer identification number and satisfies certain other conditions or otherwise establishes an exemption under the Code. Backup withholding is not an additional tax, and may be credited against a holder's U.S. federal income tax liability or refunded if the amounts so withheld exceed the holder's U.S. federal income tax liability.

DIVIDENDS AND PAYING AGENTS

        Not applicable.

STATEMENT BY EXPERTS

        Not applicable.

DOCUMENTS ON DISPLAY

        We are required to file reports under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other information with the United States Securities and Exchange Commission, or the SEC. However, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning us publicly available than there is for U.S. companies.

        You may review any reports, statements or other information we file with the SEC at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public from commercial document retrieval services. In addition, any filings we make with the SEC are available on the SEC's website at http://www.sec.gov.

        We are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym "SEDAR". SEDAR is the Canadian equivalent of the SEC's Electronic document Gathering and Retrieval system, which is commonly known by the acronym "EDGAR".

ITEM    11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

        The Corporation operates internationally, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates.

Interest rate risk

        The Corporation has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk

        We have currency exposure arising from significant operations and contracts in multiple jurisdictions which is fundamentally limited to freely-tradable and liquid currencies of first world countries. We actively practice reducing our net exposure through operational hedging practices and occasionally use forward exchange contracts as partial economic hedges against fluctuations in the US dollar.

Fair value of financial instruments

        The following methods and assumptions have been used to estimate the fair value of the financial instruments:

  –
  Current financial assets and liabilities, lease liability and capital leases approximate their fair values.

  –
  The fair values of the long-term contract holdbacks are impractical to determine due to the uncertainty as to the date on which they will be collected.

  –
  The long-term accounts receivable approximates its fair value based on the evaluation of counsel.

  –
  Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

        The fair value and carrying amount of these financial instruments as at December 31, are as follows:

	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Debentures	71,000	49,700	75,000	39,750
Notes payable	45,232	33,924	64,761	61,468

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        Export Development Canada, a Canadian governmental agency and the Inter-American Development Bank of Washington have provided US$50 million in term debt financing for CTR. As of December 31, 2003, a principal amount of US$35 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008. Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While we have not met all of these covenants, default of the covenants has been waived by the lenders until February 14, 2005, in return for a fee.

        The waiver provides for a deferral of US$3,500,000 of principal repayments originally due in 2004 to repayment in 2005, and extends the repayment of the remaining principal under that note from 2007 to 2008. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivable turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence of the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        Not applicable

USE OF PROCEEDS

        Not applicable

ITEM 15.    CONTROLS AND PROCEDURES

        As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

        There have not been any changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

        Not applicable.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our audit committee currently consists of Mr. Lionel P. Hurtubise, Ms. Nancy E. McGee (Chair) and Mr. J.V. Raymond Cyr, all of whom are both financially literate and very knowledgeable about our affairs. The board of directors is considering certifying one or more of its audit committee members as an audit committee financial expert, and once it has done so, will disclose that fact in the manner required by the rules and regulations of the SEC. However, our board of directors has not, as yet formally certified any of the members of our audit committee as an audit committee financial expert.

ITEM 16B.    CODE OF ETHICS

        Our board of directors has not, as yet, adopted a formal code of ethics for our chief executive officer, chief financial officer, or corporate controller. The board believes that our existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives. Nonetheless, we are currently developing and plan to implement a formal code of ethics that will apply to these executives. In accordance with applicable rules, the code of ethics, when adopted, will be filed with the appropriate bodies or posted on our website.

ITEM 16C.    AUDIT FEES

        Deloitte & Touche LLP served as our auditors for the years ended December 31, 2003 and 2002. The following tables set forth the aggregate fees for professional services rendered by Deloitte & Touche LLP to us in 2003 and 2002.

Deloitte & Touche LLP fees

	2003	2002
	$	$
Audit fees
Audit of annual consolidated financial statements	331,100	273,000
Services in connection with regulatory filings	486,000	—
Audit-Related Fees	42,000	—
Tax Fees
Preparation of income tax returns	59,500	58,000
All Other Fees
Due diligence services in connection with the Netro Corporation acquisition	130,000	—

	1,048,600	331,000

        We have introduced procedures for the review and pre-approval of any services performed by Deloitte & Touche LLP. The procedures require that all proposed engagements of Deloitte & Touche LLP for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

        During 2003, the audit committee approved 100% of the audit, non-audit and tax fees.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Financial Statements

        Our audited comparative consolidated financial statements, including the notes thereto, as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, together with the auditor's report thereon which appear at page F-1 of this annual report, are incorporated herein by reference and form an integral part hereof.

ITEM 19.    EXHIBITS

EXHIBITS

        The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Certificate and Articles of Incorporation (incorporated by reference to Exhibit 3.1 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).

1.2	By-Laws 2003-1, General By-Laws (incorporated by reference to Exhibit 3.2 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
2.1
Trust Indenture dated April 22, 1998 between SR Telecom Inc. and Montreal Trust Company (incorporated by reference to Exhibit 4 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
2.2	Form of Warrant issued July 18, 2003 and August 27, 2003 under a Private Placement (issued prior to the Common Share 10 for 1 consolidation on September 3, 2003.)
2.3	Warrant Indenture dated February 2004 between SR Telecom Inc. and Computershare.
4.1
Agreement and Plan of Merger dated as of March 27, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.1 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.2
Amendment No.1 to Agreement and Plan of Merger dated as of May 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.2 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.3
Amendment No. 2 to Agreement and Plan of Merger dated as of July 17, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.3 of SR Telecom's Registration Statement on Form F-4/A, File No. 333-107620).
4.4
Amendment No. 3 to Agreement and Plan of Merger dated as of August 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.4 of SR Telecom's Registration Statement on Form F-4/A, File No. 333-107620).
4.5
Common Agreement dated as of December 22, 1999 among Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank. (incorporated by reference to Exhibit 10.9 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.6
Loan Agreement dated as of December 22, 1999 among Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.10.1 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.7
Amended and Restated Loan Agreement dated as of December 22, 1999 between Comunicacion y Telefonia Rural S.A. and Export Development Corporation (incorporated by reference to Exhibit 10.10.2 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.8
Amended and Restated Direct Agreement dated as of December 22, 1999 among Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.11 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.9
Amended and Restated Transfer Restrictions Agreement dated as of December 22, 1999 among SR Telecom Inc., SR (BV) Holdings Limited, CTR Holdings Limited, Servicios Rurales de Telecomunicaciones S.A., Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.12 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.10
Amended and Restated Performance Undertaking dated as of December 22, 1999 among SR Telecom Inc., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.13 of SR Telecom's Registration Statement on Form

F-4, File No. 333-107620).
4.11
Amended and Restated Project Funds Agreement dated as of December 22, 1999 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.14 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.12
Sixth Amendment and Limited term Waiver Agreement dated as of February 20, 2002 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank (incorporated by reference to Exhibit 10.15 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620). (Portions omitted pursuant to a grant of confidential treatment).
4.13
Seventh Amendment and Limited term Waiver Agreement dated as of February 17, 2003 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank (incorporated by reference to Exhibit 10.16 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620) (Portions omitted pursuant to a grant of confidential treatment).
4.14
Eighth Amendment and Limited term Waiver Agreement dated as of February 13, 2004 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank (Portions omitted pursuant to a request for confidential treatment).
4.15
Formal Loan Agreement, dated July 3, 2001, between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.17 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.16
Formal Loan Agreement, dated June 13, 2002, between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.18 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.17
Formal Loan Agreement, dated July 3, 2001, between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.19 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
4.18
Lease between North San Jose Interests and Netro Corporation dated April 20, 2001 (incorporated by reference to Exhibit 10.8 of the annual report of Netro Corporation on Form 10K for the year ended December 31, 2001).
4.19	Restated 1998 Key Employee Stock Option Plan dated February 12, 2003, in effect as of the 19th day of April 2001.
4.20	Restated Directors' Share Compensation Plan dated February 12, 2003.
4.21	Employment Agreement for Pierre St-Arnaud dated June 22, 2000.
8	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14	Management Proxy Circular (incorporated by reference to Form 6-K of SR Telecom Inc., furnished April 22, 2004).

Independent auditors' report

To the Shareholders and Board of Directors of
SR Telecom Inc.

        We have audited the accompanying consolidated balance sheets of SR Telecom Inc. (the "Corporation") as at December 31, 2003 and 2002 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Montreal, Canada
February 24, 2004

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences

        In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's financial statements, such as the changes described in Note 2(b) in the financial statements. Our report to the Shareholders and Board of Directors, dated February 24, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Montreal, Canada
February 24, 2004

SR TELECOM INC.

CONSOLIDATED BALANCE SHEETS

As at December 31
(in thousands of Canadian dollars)

		2003	2002
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		8,434	20,309
Short-term investments	4	3,231	21,624
Short-term restricted cash	9	2,835	—
Accounts receivable, net	5	55,395	79,352
Current portion of long-term accounts receivable	6	21,687	7,390
Income taxes receivable		1,889	1,645
Inventories	7	48,027	34,445
Prepaid expenses		5,253	3,126
Investment tax credits	16	—	2,400

Total current assets		146,751	170,291
Long-term investment tax credits	16	18,145	15,908
Long-term accounts receivable, net	6	1,571	23,403
Long-term restricted cash	9	4,243	—
Property, plant and equipment, net	8	90,127	91,268
Future income taxes	18	21,821	16,088
Intangible assets, net	10	5,408	—
Other assets, net	11	1,709	3,847

Total assets		289,775	320,805

Liabilities
Current liabilities
Bank indebtedness	12	3,000	10,000
Accounts payable and accrued liabilities	13	59,435	58,125
Customer advances		4,163	10,054
Current portion of lease liability	3	5,591	—
Current portion of long-term debt	14	7,223	9,626

Total current liabilities		79,412	87,805
Long-term portion of lease liability	3	7,217	—
Long-term liability	3	1,939	—
Long-term debt	14	109,467	130,674

Total liabilities		198,035	218,479

Commitments and contingencies	22
Shareholders' equity
Capital stock	15	180,866	147,985
Warrants	15	1,815	—
Deficit		(90,941)	(45,659)

Total shareholders' equity		91,740	102,326

Total liabilities and shareholders' equity		289,775	320,805

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

/s/ Paul A. Dickie	Director

/s/ Pierre St-Arnaud	President and Chief Executive Officer

SR TELECOM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31
(in thousands of Canadian dollars, except per share information)

		2003	2002	2001
	Notes	$	$	restated (note 2b)) $
Revenue
Equipment		85,655	146,118	97,440
Services		28,162	34,911	44,157
Telecommunications		14,064	15,874	19,890

Total revenue		127,881	196,903	161,487

Cost of revenue
Equipment		44,949	59,304	46,926
Services		16,053	30,012	28,174

Total cost of revenue		61,002	89,316	75,100

Gross profit		66,879	107,587	86,387
Agent commissions		3,304	13,904	18,416
Selling, general and administrative expenses		52,152	47,050	33,320
Research and development expenses, net	16	27,170	21,336	19,039
Telecommunications operating expenses		21,556	22,510	23,812
Restructuring, asset impairment and other charges	19	3,716	4,912	61,655

Operating loss		(41,019)	(2,125)	(69,855)
(Loss) gain on change in ownership in subsidiary company	21	—	(3,974)	9,393
Interest expense, net	17	(8,811)	(12,073)	(13,199)
Gain on repurchase of debentures	14	1,199	—	—
Gain (loss) on foreign exchange	2b)	1,031	(2,461)	(830)

Loss from continuing operations before income taxes and non-controlling interest		(47,600)	(20,633)	(74,491)
Income tax recovery (expense)	18	2,845	(252)	6,426
Non-controlling interest	21	—	—	5,141

Net loss from continuing operations		(44,755)	(20,885)	(62,924)
Earnings from discontinued operations, net of taxes	20	—	—	46,859

Net loss		(44,755)	(20,885)	(16,065)

Basic and diluted	15
Loss per share from continuing operations		(6.21)	(3.82)	(12.54)
Earning per share from discontinued operations		—	—	9.34
Net loss per share		(6.21)	(3.82)	(3.20)

Basic and diluted
Weighted average number of common shares outstanding		7,206,675	5,472,893	5,018,297

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31
(in thousands of Canadian dollars)

		2003	2002	2001
	Notes	$	$	restated (note 2b)) $
Deficit, beginning of year,
as previously reported		(45,659)	(21,668)	(2,903)
Cumulative effect of adoption of new accounting policy	2b)	—	(3,106)	(711)

Deficit, beginning of year, as restated		(45,659)	(24,774)	(3,614)
Change in accounting policy	2b)	—	—	(4,671)
Net loss		(44,755)	(20,885)	(16,065)
Share issue costs (net of future income taxes of nil in 2003, nil in 2002 and $155,000 in 2001)	15	(527)	—	(424)

Deficit, end of year		(90,941)	(45,659)	(24,774)

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(in thousands of Canadian dollars)

		2003	2002	2001
	Notes	$	$	restated (note 2b)) $
Cash flows (used in) from operating activities
Net loss		(44,755)	(20,885)	(16,065)
Adjustments to reconcile net loss to net cash (used in) from operating activities:
Depreciation and amortization		13,288	14,913	17,115
Asset impairment	19	1,993	—	58,000
Loss on disposal of property, plant and equipment		58	324	—
Non-controlling interest	21	—	—	(5,141)
Loss (gain) on change in ownership in subsidiary company	21	—	3,974	(9,393)
Gain on repurchase of debentures	14	(1,199)	—	—
Future income taxes		(5,733)	(265)	(7,645)
Change in operating assets and liabilities:
Decrease in long-term accounts receivable		21,832	7,070	3,974
(Increase) decrease in non-cash working capital items	23	(18,722)	28,868	16,078
Change in accounting policy	2b)	—	—	(4,671)
Unrealized foreign exchange		(11,393)	(694)	4,535

Net cash (used in) from operating activities		(44,631)	33,305	56,787

Cash flows (used in) from financing activities
Repayment of bank indebtedness	12	(7,000)	—	—
Increase in long-term debt		—	—	660
Repayment of long-term debt	14	(10,429)	(8,445)	(7,385)
Repurchase of debentures	14	(2,801)	—	—
Proceeds from issue of shares and warrants, net of share issue costs	15	6,157	755	13,461

Net cash (used in) from financing activities		(14,073)	(7,690)	6,736

Cash flows from (used in) investing activities
Acquisition of Netro Corporation, net of cash acquired	3	21,498	—	—
Purchase of short-term investments	4	(3,231)	(21,624)	—
Sale of short-term investments	4	34,276	—	—
Purchase of property, plant and equipment		(5,714)	(3,590)	(9,498)
Proceeds on disposal of property, plant and equipment		—	—	221
Other assets	2b)	—	(468)	(1,538)

Net cash from (used in) investing activities		46,829	(25,682)	(10,815)

Discontinued operations	20	—	—	(46,859)

(Decrease) increase in cash and cash equivalents		(11,875)	(67)	5,849
Cash and cash equivalents, beginning of year		20,309	20,376	14,527

Cash and cash equivalents, end of year		8,434	20,309	20,376

See Note 23 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts are in thousands of Canadian dollars)

1.     Description of business

        SR Telecom Inc. ("SR Telecom" or the "Corporation") was created on February 17, 1981, under the Canada Business Corporations Act. SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom's sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Communicacion y Telefonia Rural S.A. ("CTR"), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

2.     Significant accounting policies

a)    Basis of presentation

        These consolidated financial statements include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

b)    Adoption of new accounting policies

Impairment of long-lived assets

        Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets": This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's results of operations or financial position.

        Prior to April 1, 2003, the Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

Translation of foreign currencies

        In December 2001, the Canadian Institute of Chartered Accountants ("CICA") amended Section 1650, "Foreign Currency Translation." The amended recommendation requires that, effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life which were previously deferred and amortized over the life of the related items, be included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by $3,106,000 at January 1, 2002, and $711,000 at January 1, 2001. In 2001, this restatement also resulted in a charge to earnings of $2,395,000.

        Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statements of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

        Subsidiaries, which are financially or operationally dependent on the parent Corporation, are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries' accounts are reflected in the statements of operations.

Guarantees

        As of January 1, 2003, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accounts ("CICA") Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether or not it will have to make payments under the guarantees. The required disclosures are made in note 22 commitments and contingencies.

Stock-Based Compensation Plans

        Effective January 1, 2002, the Corporation adopted the new CICA recommendations relating to stock-based compensation and other stock-based payments. The Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under the stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock or stock option is charged to deficit. The Corporation's Employee Stock Option Plan and other disclosures are described in note 15.

        The Corporation offers its board of directors the option to receive common stock of SR Telecom in lieu of cash payments for their services. A directors' compensation expense is recognized for each issue of common stock under this plan. The Corporation also offers substantially all of its employees the opportunity to purchase a limited amount of SR Telecom's common stock at two thirds of its trading value. The remaining one-third is contributed by the Corporation. A compensation expense is recorded for the Corporation's contribution under this plan.

Warranty costs

        Accruals for warranty costs are made as revenue is recognized and are based on contract terms and experience from prior claims. In 2001, the Corporation retroactively adopted the accrual method of accounting for warranty costs, a preferred method. Prior to 2001, these costs were expensed as incurred, which is also acceptable. At January 1, 2001, the cumulative effect of the change in accounting policy charged to opening deficit was $4,671,000 (net of future income taxes of $2,198,000).

c)     Cash and cash equivalents

        Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less.

d)    Short-term investments

        Short-term investments include money market instruments and commercial paper carried at the lower of cost and market value.

e)     Inventories

        Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventories are comprised of raw materials, work-in-process and finished goods.

f)     Future income taxes

        Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

g)     Property, plant and equipment and other assets

        Property, plant and equipment and other assets are recorded at cost and are depreciated or amortized over their estimated useful lives on the following bases:

Telecommunication network equipment	straight-line over 20 years
Building and improvements	straight-line over 20 and 10 years
Leasehold improvements	straight-line over term of lease
Machinery, equipment and fixtures	20% diminishing balance
Computer equipment and licenses	30% diminishing balance and straight-line over 5 years

h)    Intangible assets

        Intangible assets, representing primarily intellectual property on newly acquired products, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of between five and seven years.

i)     Bid costs

        Capitalized bid costs represent fees incurred for external services on successful bids. Bid costs are amortized over the proportion of revenue recognized on the contract to which they relate.

j)     Deferred charges and start-up costs

        Deferred start-up costs represent costs incurred in the successful bid for telephony concessions, securing carrier agreements and obtaining financing for a local fixed wireless telecommunication network in rural Chile. These costs are amortized over a five-year period from the beginning of commercial operations in each concession.

        Other start-up costs relate to certain asset purchases and are deferred and amortized over a five-year period.

        Costs incurred to issue debentures are deferred and amortized over the term of the debentures.

k)    Revenue

        Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.

        The principal revenue recognition guidance used by SR Telecom is the U.S. Securities and Exchange Commission's Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" ("SAB 101").

        More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101. That is 1) the product or service represents a separate earnings process; 2) objective, reliable and verifiable evidence of fair value exists and 3) the undelivered elements are not essential to the functionality of the delivered elements. Under this guidance, the Corporation will recognize revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

        The Corporation's products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery, and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

        The Corporation's customary trade terms include holdbacks on contracts (retainages on contracts) that are due for periods extending beyond a year and are included in long-term accounts receivable (note 6). Performance of the Corporation's obligations under the contracts is independent of the payment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

        The Corporation ensures collection of its revenue through the use of the Government of Canada export credit agency, letters of credit and the analysis of the credit worthiness of its customers.

        The Corporation's products are not sold through resellers and distributors.

        Accruals for warranty costs, sales returns, and other allowances at the time of shipment are based on contract terms and experience from prior claims.

l)     Research and development

        The Corporation incurs costs relating to the research and development of new products. Such costs, net of government grants and recognized investment tax credits, are expensed as incurred. Research and development costs are not considered deferrable.

m)   Derivative financial instruments

        Derivative financial instruments are utilized by the Corporation in the management of its foreign currency risk. The Corporation does not enter into financial instruments for trading or speculative purposes. The Corporation enters into partial economic hedges of its foreign currency exposures on US denominated accounts receivable by entering into offsetting forward exchange contracts when it is deemed appropriate. The Corporation does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated accounts receivable.

n)    Loss per share

        The Corporation presents both basic and diluted loss per share on the face of the statements of operations regardless of the materiality of the difference between them and uses the treasury stock method to compute the dilutive effect of options and warrants.

o)    Employee Benefit Plan

        SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Corporation's portion of the contributions made under the plan.

p)    New accounting recommendations

Stock-Based Compensation and Other Stock-Based Payments

        Effective January 1, 2004, the Corporation will adopt the new transitional provisions of the Canadian Institute of Chartered Accountants' ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", where compensation expense will be recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment will be applied retroactively with restatement of prior periods. The adoption of this new recommendation is not expected to have a material impact on the results of operations or financial position.

Asset Retirement Obligations

        Effective January 1, 2004, the Corporation will adopt the Canadian Institute of Chartered Accounts ("CICA") Handbook Section 3110, "Asset Retirement Obligations". The new recommendation focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation is not expected to have a material impact on the results of operation or financial position of the Corporation.

Consolidation of Variable Interest Entities

        Accounting Guideline 15, "Consolidation of Variable Interest Entities": This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation's results from operations or financial position.

q)    Use of estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring and other provisions and contingencies.

3.     Acquisition of Netro Corporation

        On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation ("Netro"), a provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US$100 million to its shareholders. The acquisition has been accounted for using the purchase method and accordingly, the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values as at the acquisition date. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000, has been accounted for as negative goodwill, and accordingly has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

        The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

$
Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash (note 9)	6,851
Accounts receivable	1,611
Prepaids and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible asset (note 10)	9,300
Accounts payable and accrued liabilities (note 22d))	(20,364)

Net identifiable assets	56,326

Purchase consideration:
Share consideration (note 15)	28,012
Lease liability	15,555
Acquisition costs	5,321

48,888

        The lease liability relates to Netro's San Jose facilities, which is not used by SR Telecom. The liability reflects the present value of future lease payments less expected sub-leasing revenues. The acquisition costs are for professional services rendered with respect to the acquisition of Netro and the investment banking fees.

        The results of operations of Netro are included in the consolidated statement of operations of SR Telecom as of September 5, 2003.

        As part of the purchase agreement, the Corporation has agreed to indemnify and hold harmless the directors and officers of Netro Corporation, for a period of six years and to obtain directors' and officers' insurance in this regard for a period of three years. A liability of $1,939,000 has been recorded for the indemnification and is included as a long-term liability.

4.     Short-term investments

        As at December 31, 2003, the Corporation has investments in the amount of $3,231,000 (US$2,500,000), bearing interest at 1.038% and maturing on June 16, 2004. The market value of these investments approximates cost.

        During the year ended December 31, 2002, the Corporation purchased investments in floating rate notes in the amount of $20,000,000 plus accrued interest of $5,000. The notes paid interest quarterly based on a market spread over bankers' acceptance rates. As of December 31, 2002, the interest rate on the notes was 2.9%. The Corporation also purchased a 120-day Guaranteed Investment Certificate from a Canadian commercial bank in the amount of $1,619,000 bearing interest at 2.8%. During the year ended December 31, 2003, the Corporation sold these short-term investments at cost.

5.     Accounts receivable

	December 31,
	2003	2002
	$	$
Trade	50,561	80,999
Other	6,701	2,793
Allowance for doubtful accounts	(1,867)	(4,440)

	55,395	79,352

6.     Long-term accounts receivable

	December 31,
	2003	2002
	$	$
Long-term receivable (US$4,678,000) (i)	6,046	7,390
Holdbacks (ii)	17,277	21,845
Balance of sale (iii)	—	2,850
Allowance for doubtful accounts	(65)	(1,292)

	23,258	30,793
Current portion	21,687	7,390

	1,571	23,403

(i)
The current portion of long-term accounts receivable includes a receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect these funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

  In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provides for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

  In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

  On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

  To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. Under MCI's approved Bankruptcy Plan, they have until May 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material impact on SR Telecom's results of operations.

(ii)
Holdbacks (retainages) on contracts that are not receivable by the end of the next fiscal year are classified as long-term. The expected collection dates of the long-term portion of the holdbacks are in 2005.

(iii)
The balance of sale relates to the disposal, in 1999, of Apollo Microwaves Inc. ("Apollo"), which was due in variable semi-annual installments based on purchases by the Corporation from Apollo, with full and final payment due no later than December 31, 2004, secured by a moveable hypothec and with an annual interest of 9% payable quarterly. During the fourth quarter of 2003, final payment was collected from Apollo.

7.     Inventories

	December 31,
	2003	2002
	$	$
Raw materials	39,581	31,337
Work-in-process	1,631	2,720
Finished goods	6,815	388

	48,027	34,445

8.     Property, plant and equipment, net

	December 31,
	2003			2002
	Cost	Accumulated Depreciation/ Amortization	Net Book Value	Cost	Accumulated Depreciation/ Amortization	Net Book Value
	$	$	$	$	$	$
Land	1,523	—	1,523	1,479	—	1,479
Telecommunications network equipment	99,407	34,590	64,817	98,655	28,202	70,453
Building, improvements and fixtures	21,444	15,410	6,034	20,159	14,410	5,749
Machinery and equipment	39,971	25,483	14,488	34,009	23,266	10,743
Computer equipment and licenses	18,294	15,029	3,265	16,616	13,772	2,844

	180,639	90,512	90,127	170,918	79,650	91,268

        Property, plant and equipment includes building and machinery assets held under capital leases of $1,053,000 ($1,053,000 in 2002) and accumulated depreciation of $658,000 ($532,000 in 2002). Computer equipment and licenses include software licenses of $5,853,000 ($4,991,000 in 2002) and accumulated depreciation of $3,933,000 ($3,153,000 in 2002).

9.     Restricted cash

	December 31,
	2003	2002
	$	$
Guaranteed Investment Certificates pledged in support of letters of guarantee issued by a Canadian chartered bank (bearing interest at rates ranging from 1.1% to 2.3%, maturing through November 2004)	1,143	—
Certificate of deposits to cover long-term lease obligations (US$4,592,000, bearing interest at 0.65%, maturing through October 2006)	5,935	—

	7,078	—
Current portion	2,835	—

	4,243	—

10.   Intangible assets, net

	December 31,
	2003	2002
	$	$
Intellectual property	5,696	—
Accumulated amortization	(288)	—

	5,408	—

        The intellectual property relates to the Airstar and Angel technology acquired as part of the Netro acquisition on September 4, 2003.

11.   Other assets, net

	December 31,
	2003			2002
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Deferred charges and start-up costs	13,394	11,685	1,709	13,394	9,774	3,620
Deferred bid costs	368	368	—	368	271	97
Other	157	157	—	157	27	130

	13,919	12,210	1,709	13,919	10,072	3,847

12.   Bank indebtedness

        As at December 31, 2003, the Corporation had an operating line of credit from a Canadian chartered bank totaling $3,000,000, bearing interest at prime plus 5.5%. Subsequent to year-end, the Corporation granted security for the operating line of credit in the form of a moveable hypothec on accounts receivable and inventory in the amount of $2,500,000 for a reduced operating line of $2,300,000. As at December 31, 2002, the operating line of credit was in the amount of $10,000,000, bearing interest at prime plus 4%.

        The operating line is subject to a number of financial performance and financial position covenants. The affirmative covenants under the operating line are minimum sales, earnings before income taxes, depreciation, amortization and foreign exchange, interest coverage, minimum tangible net worth, as well as a tangible working capital ratio, quick ratio and debt to tangible net worth ratio. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

13.   Accounts payable and accrued liabilities

	December 31,
	2003	2002
	$	$
Trade accounts payable	27,392	25,810
Commissions payable	9,355	16,610
Accrued payroll and related expenses	6,818	6,853
Restructuring provision	1,424	1,834
Accrued interest	1,492	1,761
Other	12,954	5,257

	59,435	58,125

14.   Long-term debt

	December 31,
	2003	2002
	$	$
Senior unsecured debentures issued by the Corporation, due April 2005, bearing interest at 8.15% payable semi-annually, redeemable at the option of the Corporation at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for redemption. (ii)	71,000	75,000
Notes payable (US$16,846,153, US$20,090,908 in 2002) issued by CTR, under a term loan facility due November 2008, bearing interest at LIBOR plus 4.50%, repayable in payments of US$1,346,153 in 2004, and semi-annual installments of US$1,750,000 in 2005 and US$2,000,000 in 2006 to 2008. (i)	21,771	31,734
Notes payable (US$18,153,847, US$20,909,092 in 2002) issued by CTR, under a term loan facility due November 2008, bearing interest at LIBOR plus 4.50%, repayable in payments of US$1,153,847 and two installments of US$1,500,000 in 2004 and semi-annual installments of US$1,750,000 in 2005 to 2008. (i)	23,461	33,026
Obligations under capital leases, bearing interest rates averaging 10.50%, repayable at various dates to April 2009.	458	540

	116,690	140,300
Current portion	7,223	9,626

	109,467	130,674

(i)
These notes are secured by a pledge of all the assets of CTR and a pledge of the shares of intermediate holding companies. The Corporation has agreed to support CTR, including the completion of the network and the maintenance of the Corporation's initial equity investment in CTR which means SR Telecom has agreed to provide to CTR the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom cannot repatriate its equity funds from Chile to Canada over and above the amount of the initial equity, and SR Telecom's loans to CTR are subordinated to the notes payable. As at December 31, 2003, CTR had net liabilities of $41,991,000 (2002 — $39,474,000). Certain guarantees have been provided by the Corporation, which in certain circumstances are limited to an amount of US$12,000,000. Additional credit enhancements by the Corporation may be required, subject to approval by the lenders.

  In certain circumstances, such as non-completion of the project and failure by the Corporation to complete the project, full recourse to the Corporation may be available.

  These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which have been waived until February 14, 2005. The waiver provides for a deferral of US$3,500,000 of principal repayments originally due in 2004 to repayment in 2005, and extends the repayment of the remaining principal under that note from 2007 to 2008. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivable turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence of the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

  In the event that these covenants do not continue to be waived, all amounts due under the notes would be declared due and immediately payable. In addition, a default would be triggered under SR Telecom's unsecured debentures whereby all amounts due under the debentures could also be declared due and immediately payable.

(ii)
During 2003, the Corporation repurchased a total of $4,000,000 of its unsecured debentures for gross proceeds of $2,801,000, which resulted in a net gain of $1,199,000.

  The capital repayments on the long-term debt and obligations under capital leases required in each of the next five years and thereafter are as follows:

$
2004	7,223
2005	80,126
2006	9,758
2007	9,758
2008	9,758
Thereafter	67

116,690

15.   Capital stock

        Authorized

    An unlimited number of common shares

    An unlimited number of preferred shares issuable in series

	December 31,
	2003	2002
	$	$
Issued and outstanding
10,467,283 common shares (2002 — 5,522,798)	180,866	147,985
352,941 warrants (2002 — nil)	1,815	—

        On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All share information in these financial statements has been restated to reflect the share consolidation on a retroactive basis.

        During the years ended December 31, 2003, 2002 and 2001, the following transactions took place in the capital stock account:

  •
  On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.

  •
  On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of private placement. The net proceeds to the Corporation amounted to $5,473,000 after deducting share issue costs of $527,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 18, 2008.

  The gross proceeds for the units of $6,000,000 was allocated between common shares and warrants based on their fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of five years.

  •
  Common shares totaling 65,981, 55,443 and 38,560 were issued under the Employee Stock Purchase Plan for consideration of $510,000, $615,000 and $672,000 in 2003, 2002 and 2001, respectively.

  •
  Common shares totaling 22,729, 12,075 and 8,275 were issued under the Directors' Share Compensation Plan at a value of $174,000, $139,000 and $143,000 in 2003, 2002 and 2001, respectively.

  •
  In July 2001, the Corporation completed a share rights offering which resulted in the issuance of 816,899 common shares for gross proceeds of $13,070,000. The net proceeds to the Corporation amounted to $12,491,000 after deducting share issue costs of $424,000 (net of future income taxes of $155,000).

        Common shares issued and outstanding include 8,000 shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The amount is included in accounts receivable.

Stock-Based Compensation Plan

        Stock options under the Employee Stock Option Plan may be granted to officers and other key employees of the Corporation to purchase common shares of the Corporation at a subscription price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years.

        The following table summarizes the outstanding stock options at December 31, 2003:

Range of exercise prices	Options outstanding	Weighted-average remaining contractual life	Weighted-average exercise prices
$			$
6.40 to 9.80	45,200	9.1 years	8.37
16.30 to 24.50	142,450	7.7 years	18.51
35.30 to 53.00	63,630	6.3 years	47.46
56.60 to 85.30	44,830	6.0 years	65.85
89.70 to 130.80	10,200	3.1 years	108.64

	306,310	7.2 years	32.96

  The following table summarizes the exercisable stock options at December 31, 2003:

Range of exercise prices	Options exercisable	Weighted-average exercise prices
$		$
6.40 to 9.80	6,600	8.80
16.30 to 24.50	46,500	18.03
35.30 to 53.00	42,710	47.37
56.60 to 85.30	28,990	65.71
89.70 to 130.80	10,200	108.64

	135,000	43.94

        The following table summarizes activity in the Employee Stock Option Plan:

	Years ended December 31,
	2003		2002		2001
	Weighted- average number of options	Weighted- average exercise prices	Weighted- average number of options	Weighted- average exercise prices	Weighted- average number of options	Weighted- average exercise prices
		$		$		$
Outstanding, beginning of year	328,730	33.10	270,930	47.00	199,780	62.00
Granted	10,000	6.56	103,000	15.50	136,250	17.70
Forfeited/expired	(32,420)	26.30	(45,200)	39.20	(65,100)	56.20

Outstanding, end of year	306,310	32.96	328,730	33.10	270,930	47.00

Options exercisable, end of year	135,000	43.94	84,634	52.00	48,368	68.10

        The fair value of direct awards of stock is determined based on the quoted market price of the Corporation's stock, and the fair value of stock options is determined by using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock options were issued to employees. Pro forma information regarding net loss is determined as if the Corporation had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value of these options is estimated at the date of grant using a Black-Scholes option pricing model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation's common shares and a weighted-average expected life of the options in years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expenses over the option vesting periods.

        Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2003 and 2002, the Corporation's pro forma net loss and net loss per share would have been $44,935,000 and $6.23 ($20,998,000 and $3.84 in 2002) for the year ended December 31, 2003. These pro forma amounts include a compensation cost based on weighted-average grant date fair value of $8.56 per stock option for the 113,000 stock options granted during 2003 and 2002, as calculated using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, an expected volatility of 65% and expected lives of the stock options of five years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.

Loss per share

        The Corporation had outstanding options and warrants that could potentially dilute the earnings per outstanding share in the future, but were excluded from the calculation of the diluted net loss per share for the years presented, as they would have been anti-dilutive.

16.   Research and development expenses, net

        Investment tax credits netted against research and development expenses amounted to approximately $4,329,000 ($7,219,000 in 2002, $7,009,000 in 2001).

        The Canadian Federal government offers a tax incentive to companies performing research and development ("R&D") activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of ten years. The Quebec Provincial government offers a similar incentive, except that it is receivable in cash, instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec Provincial taxes payable. The Provincial credit is recorded in income taxes receivable until the payment is received. The Federal credit has been recognized on the balance sheet as investment tax credits to be used in future periods. There is reasonable assurance that the existing credits on the balance sheet will be realized during their carry-forward period. SR Telecom existing credits have an average remaining life of 6 to 10 years. As of July 1, 2003, the Corporation has ceased the recognition of further Federal investment tax credits as there is limited assurance that they will be realized.

17.   Interest expense

	December 31,
	2003	2002	2001
	$	$	$
Interest on long-term debt	9,262	12,038	13,852
Other interest	238	1,025	722
Interest income	(689)	(990)	(1,375)

	8,811	12,073	13,199

18.   Income taxes

	December 31,
	2003	2002	2001
	$	$	$
Income tax recovery at statutory rates	15,616	6,616	23,474
Decrease due to non-taxable write-down of assets	—	—	(18,560)
(Decrease) increase due to non-taxable loss/gain on increase/reduction in ownership in subsidiary company	—	(618)	1,550
(Decrease) increase relating to non-deductible items	(1,074)	(50)	131
Reversal of temporary differences relating to subsidiaries	(1,922)	—	—
Decrease due to non-recognition of losses carried forward	(10,245)	(5,518)	—
Other	470	(682)	(169)

Income tax recovery (expense)	2,845	(252)	6,426

        Future income taxes consist of the following temporary differences:

	December 31,
	2003	2002
	$	$
Investment tax credits	(5,629)	(5,864)
Excess of tax value over book value of property, plant and equipment and intangible assets	30,341	6,570
Holdbacks	(2,593)	(2,586)
Unclaimed research and development expenditures	24,209	10,751
Losses carried forward	44,108	11,417
Other	899	1,318
Valuation allowance	(69,514)	(5,518)

	21,821	16,088

        The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes, since in the year that investment tax credits are used, they are subject to income taxes. The remaining life of the investment tax credit assets is 6 to 10 years.

        Certain research and development expenditures incurred in Canada in the amount of approximately $56,000,000 can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has not yet been claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

        The current business plan for CTR supports the realization of future income tax assets only to the extent of those recorded in prior years. As a result in 2002, management determined that it was not more likely than not that the benefits of losses carried forward, incurred in 2002 and 2003, relating to CTR would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward.

        As of July 1, 2003, management determined that it was not more likely than not that the benefits of losses carried forward, after that date, relating to the wireless telecommunication segment, would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward.

        The expiry dates of the Corporation's losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

	Amount	Expiry date
	$
Canada	13,700	2010
Chile	113,000	Indefinite
United States	52,000	2023

        The Corporation also has unrecorded investment tax credits which can be used to reduce future income taxes payable, expiring at various dates and in different taxation jurisdictions as follows:

	Amount	Expiry date
	$
Canada	2,000	2013
United States	12,000	2018

        The components of income tax recovery (expense) are as follows:

	December 31,
	2003	2002	2001
	$	$	$
Current	(511)	(517)	979
Future	3,356	265	5,447

	2,845	(252)	6,426

19.   Restructuring, asset impairment and other charges

2003 Restructuring and other charges

        In the fourth quarter of 2003, restructuring charges of $1,723,000 are accrued. These charges were undertaken by the Corporation to reduce its cost structure, and comprised primarily of severance and termination benefits.

        In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees.

        Certain assets acquired in 2003 in the amount of $1,363,000, have been written off during the year due to changes in the market place and customer requirements that go beyond the capabilities of the current technology.

        During 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

        The following table summarizes the activity related to the fourth quarter restructuring charges:

	Restructuring charges	Amounts paid/ written off	Remaining liability at December 31, 2003
	$	$	$
Severance and termination	1,723	(299)	1,424
Asset write-down	1,993	(1,993)	—

	3,716	(2,292)	1,424

        The remaining liability is expected to be settled by the end of the second quarter of 2004.

2002 Restructuring and other charges

        In November 2002, restructuring charges of $4,912,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and comprised primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations. An amount for lease termination costs relating to the closure of a research and development site in Montreal has also been included.

        In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees and 12 general and administrative employees. The inventory write-down relates to the Corporation's offices in Asia, where existing repair service centers are being reorganized.

        The following table summarizes the activity related to the fourth quarter restructuring charges:

	Restructuring charges	Amounts paid/ written off	Remaining liability at December 31, 2002
	$	$	$
Severance and termination	2,564	(865)	1,699
Lease termination costs	135	—	135
Inventory write-down	2,213	(2,213)	—

	4,912	(3,078)	1,834

        The remaining liabilities were settled during the third quarter of 2003.

  2001 Asset impairment and restructuring charges

        As of December 2001, the Corporation determined that the estimated future undiscounted cash flows from the long-lived assets of CTR were insufficient to recover their carrying amount, and as a result, wrote down the carrying value of the telecommunication networks by $58 million, to their estimated recoverable amounts.

        In June 2001, restructuring charges of $3,655,000 were accrued. This amount consisted primarily of severance and related costs resulting from cost reduction initiatives and the rationalization of international operations.

        In total, 35 employees were terminated including 12 project management employees, 12 sales and marketing employees and 11 general and administrative employees.

        The following table summarizes the activity related to restructuring charges incurred in the second quarter.

	Restructuring charges	Amounts paid	Remaining liability at December 31, 2001
	$	$	$
Severance and termination	3,655	(1,355)	2,300

        The remaining liabilities were settled during the first and second quarters of 2002.

20.   Discontinued operations

        In December 2001, the Corporation reversed its treatment of CTR as a discontinued operation. The financial uncertainty surrounding the South American market coupled with a continuing weakness in the telecommunications industry made the sale of CTR unlikely in the near future. Consequently, the consolidated statements of loss for the year ended December 31, 2001, as reclassified, present the results of operations of CTR as part of continuing operations.

        The $46,859,000 (net of future income taxes of $8,550,000) of earnings from discontinued operations reflects the reversal of the provision recorded at the end of December 31, 2000. The estimated loss on the disposal of CTR in 2000 was based on management's best estimate of the impact of the prevailing market conditions.

2001
$
CTR's total assets	180,147
CTR's total liabilities	133,730
CTR's revenue	19,890
CTR's operating losses before foreign exchange, interest and taxes	61,921
Reversal of loss on discontinued operations:
Reversal of loss on disposal of CTR (net of future income taxes of $8,250,000)	46,859

21.   (Loss) gain on change in ownership in subsidiary company

        On June 30, 2001, an indirect wholly-owned subsidiary of CTR acquired telecommunication network assets from another Chilean telecommunication service provider in exchange for 13% of its total issued and outstanding common shares.

        The transaction was measured using the estimated fair value of the assets received of $14,546,000. The reduction in the direct and indirect ownership in CTR resulted in a dilution gain of $9,393,000. The consolidated statement of operations includes revenue and expenses related to the acquired network assets from July 1, 2001. In 2001, the resulting non-controlling interest was allocated losses to the extent of its equity.

        On December 31, 2002, the Corporation's shareholding in CTR increased by 8.9% to 95.9%. The increase resulted from certain performance requirements contained within the asset purchase agreement not being met with respect to the acquired assets. The increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings of $3,974,000, subject to final negotiations. There were no income tax effects on these transactions.

22.   Commitments and contingencies

  a)
  The Corporation leases land, buildings and equipment under non-cancelable operating leases, including the operating lease of the San Jose, California facilities. Future minimum lease payments for the forthcoming years are as follows:

$
2004	11,256
2005	10,164
2006	3,447
2007	1,187
2008	1,096
Thereafter	853

Total future minimum payments	28,003

  b)
  The Corporation has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months and bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2003 is $2,631,000.

  c)
  Guarantees

        The Corporation has the following major types of guarantees:

        As part of the normal sale of product, the Corporation has provided its customers with product warranties. These warranties generally extend for one year. The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheet:

	December 31,
	2003	2002
	$	$
Balance, beginning of year	2,216	1,857
Payments made during the year	(1,420)	(913)
Warranties accrued during the year	1,011	1,272
Less: Reduction in provision	(1,057)	—

Balance, end of year	750	2,216

        The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation's products. In the Corporation's experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

        Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years. A liability of $1,939,000 was recorded for the indemnification (note 3).

  d)
  Litigations

        The Corporation has included in accounts payable and accrued liabilities, management's best estimate of the outcome of several of Netro's litigations which existed at the date of acquisition (note 3), described as follows:

  Solectron Arbitration

        On December 19, 2002, Solectron California Corporation filed arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts, which were not supported by sales orders. As a result, Solectron claims it has an excess inventory of materials it is unable to sell. Netro disputes that the purchase of materials had not been approved by Netro as required by the agreement. The results of the arbitration are not determinable at this time. The total claim, including the cost of materials and asserted carrying charges, is approximately US$14,500,000.

  Future Communications Company ("FCC") Litigation

        The dispute with FCC relates to the alleged improper draw down by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

  Merger-related Litigation

        On April 8 and May 23, 2003, several of Netro's stockholders filed proceedings against Netro's directors claiming that they breached their fiduciary duties to Netro allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim against Netro's directors also states that Netro favored SR Telecom over potential competing acquirers by engaging in self-dealing in connection with the merger. The parties have reached an agreement in principal to settle this lawsuit. Included in the terms of settlement is a proposed payment of US$590,000. On January 6, 2004, the court issued an order preliminarily approving the proposed settlement, providing for notice to be given to the settlement class and scheduling a hearing for final approval on April 13, 2004.

  General

        From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

23.   Statements of cash flows

Non-cash working capital items

	December 31,
	2003	2002	2001
	$	$	$
Increase in short-term restricted cash	(616)	—	—
Decrease in accounts receivable	11,446	16,214	19,621
(Increase) decrease in income taxes receivable	(244)	338	197
(Increase) decrease in inventories	(6,173)	3,175	14,134
(Increase) decrease in prepaid expenses	(291)	(205)	43
Decrease (increase) in investment tax credits	163	(4,358)	(4,225)
(Decrease) increase in accounts payable and accrued liabilities	(16,636)	13,773	(1,661)
Decrease in customer advances	(6,371)	(69)	(12,031)

	(18,722)	28,868	16,078

Supplementary cash flow information
Non-cash financing and investing activities
Shares issued in connection with the acquisition of Netro	28,012	—	—
Provision for disposal of discontinued operations	—	—	(46,859)

	28,012	—	(46,859)

Cash paid for:
Interest	9,850	12,012	14,794
Income taxes	899	323	412

24.   Related party transactions

        The following transactions and balances with related parties were in the normal course of business and measured at the exchange amount:

	December 31,
	2003	2002	2001
	$	$	$
Revenue (i)	—	101	642
Purchases (ii)	367	448	56
Directors fees (ii)	217	196	143
Accounts payable (ii)	84	20	—

  (i)
  The related party transaction relates to sales to an affiliated Company.

  (ii)
  The Corporation has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as with a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

25.   Derivative financial instruments

        At December 31, 2003, the Corporation has a forward contract as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. This forward contract sells US$2.0 million at a rate of 1.4203 in March 2004. The change in market value of the contract from the date of purchase to the balance sheet date resulted in a foreign exchange gain of $249,000 recorded in the statement of operations. The Corporation had also entered into another forward contract in 2003, which was selling US$2.0 million at a rate of 1.4119 that expired in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000, recorded in the statement of operations.

26.   Employee benefit plan

        The Corporation maintains a defined contribution retirement program covering the majority of its employees. For the year ended December 31, 2003, the Corporation contributed and recorded an expense of approximately $1,207,000 to the plan (2002 — $1,280,000).

        Pursuant to the acquisition of Netro, the Corporation maintains an employee savings plan covering its US employees. This plan qualifies under Section 401 (k) of the Internal Revenue Code ("the Code"). The plan allows employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Corporation has the option to contribute to the plan, but has not made contributions to date, and accordingly, has not recorded any expense in the consolidated statement of operations related to this plan.

27.     Business segments and concentrations

  The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunications systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunications systems for industrial use.

  The second business segment, carried out by Comunicación y Telefonia Rural S.A., provides telecommunication services to end-users.

  The inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	$	$	$	$	$	$	$	$	$	$	$	$
Balance sheets
Property, plant and equipment, net	23,371	18,721		85,358	92,052		(18,602)	(19,505)		90,127	91,268
Intangible assets, net	5,408	—		—	—		—	—		5,408	—
Other assets, net	1,160	1,830		5,894	6,542		(5,345)	(4,525)		1,709	3,847
Total assets	282,508	291,401		158,430	227,830		(151,163)	(198,426)		289,775	320,805
Statements of operations
External revenue	113,817	181,029	141,597	14,064	15,874	19,890	—	—	—	127,881	196,903	161,487
Intersegment revenue	254	—	1,886	—	—	—	(254)	—	(1,886)	—	—	—
Gross profit	52,815	91,713	66,497	14,064	15,874	19,890	—	—	—	66,879	107,587	86,387
Interest expense, net	5,653	6,153	5,448	3,158	5,920	7,751	—	—	—	8,811	12,073	13,199
Amortization and depreciation of property, plant and equipment	4,691	4,888	4,907	7,125	8,716	10,683	(954)	(953)	(897)	10,862	12,651	14,693
Amortization of other assets	670	568	824	648	751	675	820	943	923	2,138	2,262	2,422
Amortization of intangible assets	288	—	—	—	—	—	—	—	—	288	—	—
Restructuring, asset impairment and other charges	3,086	4,912	3,655	630	—	58,000	—	—	—	3,716	4,912	61,655
Gain on repurchase of debentures	1,199	—	—	—	—	—	—	—	—	1,199	—	—
(Loss) gain on change in ownership in subsidiary	—	—	—	—	(3,974)	9,393	—	—	—	—	(3,974)	9,393
Income tax recovery (expense)	5,098	(252)	2,550	(2,253)	—	3,876	—	—	—	2,845	(252)	6,426
Discontinued operations	—	—	—	—	—	46,859	—	—	—	—	—	46,859
Net loss	(42,288)	(3,885)	(6,347)	(2,467)	(17,000)	(9,718)	—	—	—	(44,755)	(20,885)	(16,065)
Purchase of property, plant and equipment and other assets for the years ended December 31	4,704	3,600	4,928	1,061	458	5,934	(51)	—	174	5,714	4,058	11,036

        The Corporation's basis for attributing revenue from external customers is based on the location of the customer.

        Telecommunication service revenue is generated entirely in Chile.

        The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue:

        For the year ended December 31, 2003:

	% of Revenue	Revenue $
Canada	4.5%	5,812
Chile	11.0%	14,064
Australia	12.3%	15,766
Other	72.2%	92,239

	100.0%	127,881

        For the year ended December 31, 2002:

	% of Revenue	Revenue $
Canada	1.3%	2,611
Australia	16.7%	32,881
Thailand	18.4%	36,291
Saudi Arabia	23.8%	46,935
Other	39.8%	78,185

	100.0%	196,903

        For the year ended December 31, 2001:

	% of Revenue	Revenue $
Canada	2.0%	3,252
Chile	12.3%	19,890
Philippines	14.7%	23,776
Saudi Arabia	16.0%	25,813
Thailand	16.8%	27,073
Other	38.2%	61,683

	100.0%	161,487

        The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue. All of these customers are part of the wireless telecommunications products business segment.

        For the year ended December 31, 2003:

	Revenue ($)	% of Revenue
Telstra Corporation Limited	15,766	12.3%

        For the year ended December 31, 2002:

	Revenue ($)	% of Revenue
Saudi Telecom Company	31,295	15.9%
Telstra Corporation Limited	32,881	16.7%

	64,176	32.6%

        For the year ended December 31, 2001:

	Revenue ($)	% of Revenue
Rural Telephone Services Company Limited	25,001	15.5%
Department of Transport and Communications of the Philippines	18,114	11.2%

	43,115	26.7%

        The following sets forth the property, plant and equipment by location:

	December 31,
	2003	2002
	$	$
Canada	16,029	13,476
Chile	66,756	72,547
Other	7,342	5,245

	90,127	91,268

28.   Financial instruments

        The Corporation operates internationally, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The Corporation may use derivative financial instruments to reduce these risks but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk

        The Corporation has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk

        The Corporation has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely-tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Credit risk

        The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from a customer represents 18% of the total trade receivables (2002 — three customers represented 35%).

Fair value of financial instruments

        The following methods and assumptions have been used to estimate the fair value of the financial instruments:

  •
  Current financial assets and liabilities, lease liability and capital leases approximate their fair values.

  •
  The fair values of the long-term contract holdbacks are impractical to determine due to the uncertainty as to the date on which they will be collected.

  •
  The long-term accounts receivable approximates its fair value based on the evaluation of counsel.

  •
  Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

        The fair value and carrying amount of these financial instruments as at December 31, are as follows:

	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Debentures	71,000	49,700	75,000	39,750
Notes payable	45,232	33,924	64,761	61,468

29.   Comparative figures

        Certain comparative figures have been reclassified in order to conform with the basis of presentation adopted in the current year.

30.   Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures

        These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain material respects from United States GAAP ("U.S. GAAP"). While the information presented below is not a comprehensive summary of all differences between Canadian and U.S. GAAP, other differences are considered unlikely to have a significant impact on the consolidated net loss and shareholders' equity of the Corporation.

        All material differences between Canadian GAAP and U.S. GAAP and the effect on net loss and shareholders' equity are presented in the following tables with an explanation of the adjustments.

	December 31,
	2003	2002
	$	$
Net loss — Canadian GAAP	(44,755)	(20,885)
Adjustments
Asset impairment (i)	1,666	1,666
Bid costs (ii)	97	27
Deferred charges and start-up costs (ii)	2,041	1,767
Derivative instruments (iii)	(2,425)	2,900
Loss on change in ownership in subsidiary company (iv)	—	3,974
Tax effect of above adjustments	(324)	(574)

Net loss — U.S. GAAP	(43,700)	(11,125)

Basic and diluted loss per share — U.S. GAAP.	(6.06)	(2.03)

Reconciliation of shareholders' equity

	December 31,
	2003	2002
	$	$
Shareholders' equity — Canadian GAAP	91,740	102,326
Adjustments
Asset impairment (i)	(20,726)	(22,392)
Bid costs (ii)	—	(97)
Deferred charges and start-up costs (ii)	(1,709)	(3,750)
Derivative instruments (iii)	475	2,900
Tax effect of above adjustments	907	1,231

Shareholders' equity — U.S. GAAP	70,687	80,218

(i)    Asset impairment

        Under Canadian GAAP, the impairment loss recorded in 2001 was based on the difference between the carrying value of the asset and the undiscounted future net cash flows. Under U.S. GAAP, if the undiscounted future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting adjustment is net of the impact of depreciation.

(ii)    Bid costs, deferred charges and start-up costs

        Under Canadian GAAP, bid costs, deferred charges and start-up costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, such costs are expensed as incurred. The resulting adjustments are net of the amounts amortized under Canadian GAAP.

(iii)    Derivative instruments

        Under U.S. GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of embedded derivatives is $475,000 at December 31, 2003 and $2,900,000 at December 31, 2002.

(iv)    (Loss) gain on change in ownership in subsidiary company

        Under U.S. GAAP, gain recognition upon the issuance of shares by a subsidiary is not appropriate where, amongst other considerations, a subsequent repurchase of shares is contemplated. As a result, the dilution gain recorded in 2001 and the loss on share repurchase in 2002 under Canadian GAAP is accounted for as an equity transaction under U.S. GAAP. Accordingly, there is no impact in the reconciliation of shareholders' equity from Canadian GAAP to U.S. GAAP.

(v)    Net unrealized holding gains (losses)

        Under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities," the Corporation's investments in securities would be classified as available-for-sale securities and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders' equity on the balance sheet, until realized. On realization, comprehensive income (loss) would be adjusted to reflect the reclassification of the gains or losses into income (loss). As at December 31, 2003, the carrying value of the investments approximated market value.

(vi)    Share issue costs

        Under Canadian GAAP, share issue costs may be charged to retained earnings. Under U.S. GAAP, share issue costs must be deducted from the proceeds of issue. In 2003, share issue costs deducted from retained earnings amounted to $527,000 (2002 — nil). Accordingly, there is no impact in the reconciliation of shareholder's equity from Canadian GAAP to U.S. GAAP.

(vii)    Statement of cash flows

        Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. Under U.S. GAAP, cash position is only defined as cash and cash equivalents. As at December 31, 2003, there was $670,000 of temporary bank indebtedness included in cash and cash equivalents (2002 — $364,000).

(viii)    Research and development

        Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under U.S. GAAP, Canadian federal investment tax credits are included in the provision for income taxes. Accordingly, $1,954,000 (2002 — $4,361,000) of federal investment tax credits recorded as a reduction of research and development expense under Canadian GAAP would have been reclassified as a reduction of income tax expense for U.S. GAAP purposes. The average remaining life of the investment tax credit assets is approximately 6 to 10 years. The cost reduction method is used to account for investment tax credits.

(ix)    Gross profit relating to CTR

        Under Canadian reporting, telecommunications operating expenses have not been included in the determination of gross profit. Under U.S. reporting, all operating costs related to the telecommunication service provider would be included in the determination of gross profit. The resulting gross profit (including the impact described in note 30 (xi) below) under U.S. GAAP for the years ended December 31, 2003 and 2002 is $43,231,000 and $82,864,000, respectively.

(x)    Statement of Comprehensive loss

        Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

(xi)    Restructuring charges

        For U.S. reporting purposes, inventory write-downs in the nature described in note 19 would be included as a component of cost of revenue and not included in restructuring charges.

(xii)    Recent pronouncements

        In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 — Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation's business, results of operations or financial condition.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003 but do not supercede existing authoritative guidance. The adoption of Issue 00-21 did not have an impact on the Corporation's results of operations or financial condition.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Corporation's results of operations or financial condition.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Corporation's results of operations or financial condition.

        The following items present other supplementary U.S. GAAP disclosures:

Pro forma information regarding acquisition of Netro Corporation

        The following pro forma information gives effect to the acquisition of Netro as if it had occurred on January 1, 2003 and 2002, respectively

	December 31,
	2003	2002
	$	$
Revenue	136,870	219,010
Net loss	(88,306)	(117,510)
Net loss per share	(8.85)	(12.21)

Fair value of stock options

        The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, regarding the Corporation's stock option plan. The following assumptions were used for grants:

	December 31,
	2003	2002
	$	$
Dividend yield	0.0%	0.0%
Expected volatility	65.0%	65.0%
Risk-free interest rates	4.7%	4.7%
Expected life	5 years	5 years

        Under U.S. GAAP, the Corporation accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured by the excess of the quoted market price of the Company's stock at the grant date over the exercise price. Had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with SFAS 123, the Corporation's pro forma net loss and loss per share would have been as follows:

	December 31,
	2003	2002
	$	$
Net loss — U.S. GAAP
As reported	(43,700)	(11,125)
Fair value of stock-based compensation	(1,044)	(352)

Pro forma	(44,744)	(11,477)

Basic and diluted earnings per share — U.S. GAAP
As reported	(6.06)	(2.03)
Pro forma	(6.21)	(2.10)
Stock-based compensation included in net loss as reported	—	—
Weighted average fair value of options granted by the Corporation	16.24	9.10

        In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation — Transition and Disclosure," an amendment of FASB Statement No. 123 which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, the Corporation may adopt the recommendations of SFAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or (3) prospectively to awards granted or modified since January 1, 1995. SFAS 148 is effective for years ending after December 15, 2002. The Corporation did not adopt the fair value based method under SFAS 123.

31.   Subsequent event

        On February 18 and 24, 2004, the Corporation completed a public and private offering of 7,142,929 units for gross proceeds of $50,000,503, which includes the exercise of the over-allotment option. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006. The gross proceeds will be allocated between common shares and warrants based on their fair values.

SIGNATURE

        SR Telecom Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SR Telecom Inc.
By:	/s/ DAVID L. ADAMS Name: David L. Adams Title: Senior Vice-President, Finance and Chief Financial Officer

Dated: April 21, 2004

QuickLinks

TABLE OF CONTENTS EXPLANATORY NOTES EXCHANGE RATE INFORMATION
EXCHANGE RATE INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
SR TELECOM INC. CONSOLIDATED BALANCE SHEETS As at December 31 (in thousands of Canadian dollars)
SR TELECOM INC. CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31 (in thousands of Canadian dollars, except per share information)
SR TELECOM INC. CONSOLIDATED STATEMENTS OF DEFICIT Years ended December 31 (in thousands of Canadian dollars)
SR TELECOM INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31 (in thousands of Canadian dollars)
SR TELECOM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts are in thousands of Canadian dollars)
SIGNATURE