Form 20-F/A
period 2003-12-31
SR TELECOM INC
filed 2005-04-22
CIK 1223165

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

        In connection with the listing of our common shares on the Nasdaq National Market, we requested, based upon current business practice in Canada, and obtained, a waiver from Nasdaq MarketPlace for Rule 4350(f) regarding the quorum requirement. Pursuant to Rule 4350(f), a listed issuer shall provide for a quorum, as specified in its by-laws, of no less than 33 1/3% of the outstanding shares of common stock for any meeting of the holders of common stock. Our by-laws provide for a quorum of no less than 25% of our outstanding common shares.

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

Dated: April 21, 2005

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