Form 20-F
period 2004-12-31
SR TELECOM INC
filed 2005-05-02
CIK 1223165

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004

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

17,610,132

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

        All references herein to "dollars" and "$" refer to the lawful currency of Canada, unless otherwise expressly stated. All references herein to "US dollars" and "US$" refer to the lawful currency of the United States of America. All financial statements and financial information derived therefrom presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a discussion of the principal differences between Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP"), see Note 32 to the consolidated financial statements.

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

        Unless otherwise indicated, all operating data presented herein is as of December 31, 2004.

EXCHANGE RATE INFORMATION

        The following table sets forth the exchange rates for one US dollar in effect at the end of the periods noted and the average of the exchange rates on the last day of each month during such periods. The exchange rates below are based on the noon buying rate as reported by the Federal Reserve Bank of New York.

	2004		2003		2002		2001		2000
	End	Average	End	Average	End	Average	End	Average	End	Average
Canadian Dollar	1.2020	1.2191	1.2923	1.3911	1.5718	1.5666	1.5956	1.5490	1.4995	1.4855

        On April 14, 2005, the exchange rate for one US dollar was 1.2419.

        The following table sets out the high and low rates for one US dollar for each month during the previous six months:

	High	Low
October 2004	1.2755	1.2158
November 2004	1.2274	1.1746
December 2004	1.2467	1.1796
January 2005	1.2470	1.1948
February 2005	1.2584	1.2241
March 2005	1.2494	1.1978

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

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

SR Telecom Selected Consolidated Financial Data

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the section entitled "Risk Factors", and the consolidated financial statements and related notes thereto. The following selected consolidated financial information as of and for the fiscal years ended December 31, 2004, 2003, 2002, 2001, and 2000, which was derived from our audited consolidated financial statements, was prepared in accordance with Canadian GAAP and is presented in Canadian dollars. The principles of Canadian GAAP used in the preparation of our financial statements for the years ended December 31, 2004, 2003 and 2002 conform in all material respects with U.S. GAAP, except as disclosed in note 32 to the consolidated financial statements for the years ended December 31, 2004 and 2003 included in this Form 20-F. As permitted by SEC rules, our financial statements for the years ended December 31, 2001 and 2000 have not been reconciled to U.S. GAAP, because such reconciliation cannot be provided without unreasonable effort and expense.

	Year Ended December 31,
(in thousands, except per share data)	2004	2003	2002	2001	2000
	$	$	$	$	$
Consolidated Statement of Operations Data:
Revenues	123,936	127,881	196,903	161,487	191,512
Restructuring, asset impairment and other charges	(15,907)	(3,716)	(4,912)	(61,655)	(4,385)
Operating (loss) earnings	(65,825)	(41,019)	(2,125)	(69,855)	6,610
Net loss from continuing operations	(86,134)	(44,755)	(20,885)	(62,924)	(5,922)
Net loss	(86,134)	(44,755)	(20,885)	(16,065)	(52,781)
Basic and diluted net loss per share from continuing operations	(5.17)	(6.21)	(3.82)	(12.54)	(1.40)
Basic and diluted net loss per share	(5.17)	(6.21)	(3.82)	(3.20)	(12.46)
Net loss (U.S. GAAP)	(84,786)	(43,700)	(11,125)
Basic and diluted net loss per share (U.S. GAAP)	(5.09)	(6.06)	(2.03)

	As of December 31,
	2004	2003	2002	2001	2000
	$	$	$	$	$
Consolidated Balance Sheet Data:
Total Assets	227,624	289,775	320,805	336,370	406,386
Long-term Debt(1)	117,370	131,437	140,300	149,439	151,629
Capital Stock	219,653	180,866	147,985	147,230	133,345
Shareholders' Equity	52,640	91,740	102,326	122,456	129,343
Shareholders' Equity (U.S. GAAP)	33,207	70,687	80,218
Other Data:
Number of Shares Issued:
Common shares	17,610	10,467	5,523	5,455	4,592
Dividends per common share	—	—	—	—	—

(1)
Long-term debt includes the current portion of long-term debt, capital leases, lease liability and other long-term liabilities.

Exchange Rate Data

        Please refer to the Section entitled "Exchange Rate Information" on page 3.

CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

RISK FACTORS

The Conditions Required to close our proposed recapitalization plan may not be met.

        We have entered into an agreement in principle with a group representing the required majority of our outstanding 8.15% Debentures due April 22, 2005, regarding a proposed recapitalization plan. Under the terms of the agreement in principle, we would exchange the outstanding $71 million in principal amount of our 8.15% Debentures, due April 22, 2005 and all accrued interest of approximately $2.9 million into 47,266,512 common shares and approximately $63.9 million new 10% Convertible Redeemable Secured Debentures, due 2010. The restricted group of Debenture holders has also agreed, subject to execution of final documentation, to provide us with a five-year $50 million secured Credit Facility of which $20 million would be available as soon as loan documentation and registrations are in place, with the balance to be available over the next three quarters, subject to certain conditions.

        The Debenture exchange and the Credit Facility are subject to numerous conditions, including the execution of definitive documentation satisfactory to the lenders under the Credit Facility, the approval by the holders of at least 66 2/3% of the outstanding Debentures, and regulatory approval. Debenture holders representing approximately 75% of the outstanding Debentures have indicated in writing their support for the Debenture exchange. The Credit Facility is expected to close as soon as loan documentation and registrations are in place and the Debenture exchange is expected to close on or about May 9, 2005 although there can be no assurance that such conditions will be satisfied by such date.

        Additionally, it is a condition of the recapitalization that the lenders to our Chilean subsidiary, CTR, will restructure CTR's outstanding debt and amortization schedule and provide an extended waiver of at least three years, subject to final negotiations and the receipt of credit approvals. CTR's lenders had previously waived compliance with certain financial and operational covenants of CTR until April 22, 2005. Failure to achieve these conditions would cause us to seek protection from our creditors under applicable bankruptcy or insolvency legislation.

Lenders to our Chilean Subsidiary May Elect Not to Renew Covenant Waivers That Expire in May 2005.

        Our wholly-owned subsidiary in Chile, Comunicacion y Telefonia Rural, or CTR, is party to credit facilities under which US$29.5 million of debt is outstanding at December 31, 2004. The loan documents provide the lenders with full recourse to our assets if certain financial and operational covenants are not satisfied. The lenders waived compliance with these covenants through May 1, 2005. CTR does not expect to satisfy all of these covenants for the foreseeable future. If the lenders do not extend these waivers, CTR will be in default and all amounts due under the credit facilities could be declared due and immediately payable. There is no assurance that we will obtain the necessary waivers or that the lenders will agree to the conditions of the proposed recapitalization. In such an event, CTR's debt would be accelerated and would have material and adverse consequences for our business, financial position and results of operations, and would cause us to seek protection from our creditors under applicable bankruptcy or insolvency legislation.

We are Substantially Leveraged, Which Could Impair our Ability to Gain Access to Necessary Additional Funding.

        In addition to the CTR debt, we had $71 million of public debt outstanding as of December 31, 2004.

        Under the terms of the proposed recapitalization, we would continue to be substantially leveraged and limited in our ability to secure new financing until after the Credit facility is repaid on or before 2010.

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

We have a Long Sales Cycle, Which Could Cause our Results of Operations and Stock Price to Fluctuate.

        Our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This would cause our operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. Some additional factors that are likely to affect the length of our sales cycle include:

  •
  availability of radio frequencies;

  •
  currency and capital markets crises;

  •
  availability of financing to the customer;

  •
  budget allocation by the customer;

  •
  political and regulatory issues;

  •
  scope of a given project;

  •
  complexity of a given network; and

  •
  deployment and planning of network infrastructure.

        In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of service providers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders during our sales cycle or chooses not to deploy networks incorporating our products.

We are Subject to the Risks of Doing Business in Developing Countries.

        We market and sell our telecommunications products and services to customers around the world, with a focus on developing countries. Accordingly, we are subject to all the risks of doing business with customers in such countries, including dealing with:

  •
  trade protection measures and import or export licensing requirements;

  •
  difficulties in enforcing contracts;

  •
  difficulties in protecting intellectual property;

  •
  unexpected changes in regulatory requirements;

  •
  legal uncertainty regarding liability, tax, tariffs and other trade barriers;

  •
  foreign exchange controls and other currency risks;

  •
  inflation;

  •
  challenges to credit and collections;

  •
  expropriation; and

  •
  government instability, war, riots, insurrections and other political events.

        We believe that the change of the geographic focus of our business over the past few years reduces our exposure to developing countries. Our exposure to developing countries declined to 75% in 2004 from 80% in 2003 and 2002. Although we have political risk insurance, force majeure clauses and currency strategies covering some of the events listed above, insurance proceeds and other measures would likely not cover all losses and insurance may not be available on commercially reasonable terms, or at all.

We May Not be Able to Compete Effectively With Other Leading Providers of Equipment and Systems in the Wireless Communications Industry, Many of Whom Have Greater Financial Resources Than us, as a Result of Which our Revenues and Results of Operations May be Impaired.

        We face competition in the following markets:

        Enterprise Access.    In the enterprise access market, our point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as fiber optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Alcatel, NEC, Ericsson, Lucent, Nortel Networks, Marconi, Intracom and Siemens as well as with smaller wireless-only companies, such as Alvarion and AirSpan.

        Residential and Small Business Access.    In the residential and small business access market, point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as DSL and cable modems, and against established wireless local loop vendors, such as Alvarion, and AirSpan, as well as with numerous startup companies that are developing products for the industry.

        Mobile Infrastructure.    In the market for mobile infrastructure technologies connecting cellular base stations to the core telecommunications network, point-to-multipoint fixed wireless solutions compete with wire-based solutions such as leased T1 and E1 lines and wireless solutions such as point-to-point radios. We compete principally with large OEMs, such as Alcatel, Ericsson, Lucent, Nortel Networks, and Marconi.

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

We have a History of Net Losses and May Not Achieve or Maintain Profitability, Which Would Impair our Share Price and Liquidity.

        We have incurred a loss from operations in our last three fiscal years. As of December 31, 2004, our accumulated deficit was approximately $179.7 million. While we cannot predict whether we will have losses in 2005, failure to return to profitability in 2005 could have a material adverse effect on our business and prospects.

        Our ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, the ability to timely develop new products and features, the market acceptance of our products and the ability to reduce product and other costs sufficiently.

Acquisitions of Companies or Technologies May Result In Disruptions to our Business.

        As part of our business strategy, we may acquire assets and businesses principally relating or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

  •
  exposure to unknown liabilities of acquired companies;

  •
  higher than anticipated acquisition costs and expenses;

  •
  effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

  •
  the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target corporation is in a geographically distant location;

  •
  disruption of our ongoing business;

  •
  diversion of management's time and attention;

  •
  failure to enhance our financial and strategic position by the unsuccessful incorporation of acquired technology;

  •
  the inability to implement uniform standards, controls, procedures and policies;

  •
  loss of key employees and customers as a result of changes in management;

  •
  the incurrence of amortization expenses; and

  •
  possible dilution to our shareholders.

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

We May Encounter Continued Competitive Pressures to Lower Selling Prices. If we Cannot Successfully Reduce our Product Costs, our Results of Operations and Earnings Will Suffer.

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

Because we Must Sell our Products in Many Countries that Have Different Regulatory Schemes, if we Cannot Develop Products that Work with Different Standards, our Opportunities for Growth will be Limited.

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

Because Some of our Key Components Are from Sole Source Suppliers or Require Long Lead Times, our Business will be Subject to Unexpected Interruptions, which Could Cause our Operating Results to Suffer.

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

Our Products May Contain Defects that Could Harm our Reputation, be Costly to Correct, Expose us to Litigation and Harm our Operating Results and Profits.

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

Our Operating Results and Liquidity May be Adversely Affected if we do Not Successfully Resolve Pending Commercial Disputes.

        In connection with a Haitian project dispute, we have filed a statement of claim for US$4.86 million against MCI International in MCI's bankruptcy. On October 15, 2004, MCI objected to the claimWe filed a notice of objection and are continuing to pursue our claim with MCI. The parties are currently entering the discovery process. Concurrently, we are in discussions with Teleco de Haiti to accelerate the collection outside of the court process. If we fail to recover a substantial amount from MCI International, our results of operations and liquidity may be adversely affected.

We May Have to Acquire Significant Inventory to Support Future Sales and for Long-Term Product Support.

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

We have Exposure to Currency Risk. Significant Fluctuations in Exchange Rates Could Reduce Revenues, Earnings, Investments and Liquidity.

        Our reporting currency is the Canadian dollar, while the majority of our sales contracts are in other currencies. Fluctuations between currencies will affect the reported values of revenues and eventual collections. While we engage in hedging activities to the extent possible to protect us from fluctuations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

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

Our Ability to Operate Could be Hindered by the Proprietary Rights of Others and our Inability to Adequately Protect our Intellectual Property Rights.

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

We May Incur Substantial Costs as a Result of Litigation or Other Proceedings Relating to Patent and Other Intellectual Property Rights.

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

  •
  pay substantial damages;

  •
  cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

  •
  expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

  •
  discontinue processes incorporating infringing technology; or

  •
  obtain licenses to the infringing intellectual property, which may not be available on terms acceptable to us, if at all.

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

Our Share Price Has Been Volatile, and is Likely to Continue to be Volatile and Could Decline Substantially.

        The price of our Common Shares has been, and is likely to continue to be, highly volatile. For example, in the last 24 months, our Common Shares traded on the Toronto Stock Exchange have closed at a high of $15.00 and at a low of $0.36. Some of the factors that could cause our stock price to fluctuate significantly in the future include:

  •
  failure to secure new business;

  •
  the possibility that we will not be able to obtain additional waivers after May 1, 2005 for defaults on CTR's project financing loans or be unable to refinance our public debentures;

  •
  risk that we would be unable to meet our debt repayment obligations;

  •
  the delay of expected customer orders;

  •
  the introduction of new products or changes in product pricing policies by us or our competitors;

  •
  an acquisition or loss of significant customers, distributors and suppliers; and

  •
  changes in earnings estimates by analysts.

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

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        SR Telecom was incorporated under the Canada Business Corporations Act in 1981, and has been a public reporting company in Canada since 1986, when it completed an initial public offering of its Common Shares in Canada. Our legal name is SR Telecom Inc.

        Our registered head office and principal place of business is located at 8150 Trans-Canada Highway, Montreal, Quebec, Canada, H4S 1M5 and our telephone number is (514) 335-1210. Our website is www.srtelecom.com.

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

        In 1987, we introduced the world's first high-capacity digital time division multiple access system, the SR500. Upgraded and enhanced versions of this product still generate a significant amount of our current revenue, especially from rural applications. Over time we have added products to our portfolio to cover the applications, features and frequencies that our global customer base is interested in, as well as new markets for fixed wireless access, such as applications for small and medium-sized enterprises in urban environments.

        In 1994, the Chilean government deregulated telecommunication services. In response to this business opportunity, in 1996, we partnered with a group of Chileans and Canadians to form Comunicación y Telefonía Rural S.A. (CTR). CTR provides local telephone service, payphone service, and Internet access to users in rural areas using the SR500. In 2004, CTR began expanding its service area to include urban centers in small cities using our angel product line

        During the 1990s, the increasing availability of new telecommunications products led many telecommunications service providers to rely on outside vendors and manufacturers to install and maintain their equipment, rather than their own in-house technical staff. In response to this, we increased the services we provided to our customers, from merely providing equipment to providing full turnkey solutions.

        In 2001, we acquired the French assets of the Wireless Access Solutions division of Lucent Technologies for $2.9 million. The acquisition, which added the swing product line to our product portfolio, had an immediate positive impact on our revenues and significantly increased our installed base.

        In 2002, we acquired certain product-related assets from Nera Telecommunications Inc. These assets formed the basis of a product that we commercially launched as stride2400. This product delivers carrier-grade voice capabilities, and broadband Internet access using the 2.4 GHz unlicensed band. It is ideally suited for small U.S. operators that intend to deliver universal access to rural areas. However, recent U.S. regulatory impediments have made it unprofitable for us to pursue this market with this product at this time.

        In early 2003, we acquired from the receiver of Comdev Broadband Inc. (Comdev) the assets and intellectual property associated with Comdev's CDMA2000 1xEV-DO product line. The product, which we branded as shift, added standards based, non-line-of-sight (NLOS) technology that was capable of broadband Internet access in the cellular frequency band. We discontinued the development of shift in September 2003 as the additional cost of development, changing customer demands and the addition of the angel product rendered shift no longer cost-effective.

        In September 2003, we acquired Netro Corporation ("Netro"), which added angel and airstar to our product portfolio. angel, and its successor symmetry, are high-capacity systems that deliver carrier-class voice and broadband packet data services using non-line-of-sight technology. airstar is a high-capacity system that delivers high-speed, broadband data.

        Netro operated out of San Jose, California and Redmond, Washington. Shortly after the acquisition, we consolidated the software development activities in Redmond and renamed the entity "SR Telecom USA, Inc.". Substantially all of the remaining activities were repatriated to Montreal. SR Telecom USA Inc, was primarily an R&D center, developing and maintaining both the angel and airstar product lines. In July 2004, we closed the Redmond facility and consolidated all R&D activities in Montreal. A core group of technology and product experts relocated to Montreal to support the evolution and maintenance of the angel and airstar product lines, and to develop a WiMAX standard-based product using Orthogonal Frequency Division Multiplex (OFDM) technology.

        In June 2004, we finalized the restructuring of our French operations, which included closing the research and development (R&D) facilities, but maintaining a sales, project management and after-sales support facility in France for our European, Middle Eastern and African (EMEA) clients.

BUSINESS OVERVIEW

        Our core business is the design, production and sales of Fixed Wireless Access (FWA) products and the services related to their installation and maintenance. Our customers are located in over 110 countries worldwide, where they use our technologies to deliver voice, data, and Internet services to their subscribers. For a complete description of our core business, refer to the section entitled "Fixed Wireless Access Business" below.

        We also provide local telephone service, payphone service, and Internet access to subscribers in rural and urban areas of Chile through our majority-owned subsidiary, Comunicación y Telefonía Rural S.A. (CTR). For a description of these operations, refer to the section entitled "Telecommunications Service Provider Business — CTR".

Fixed Wireless Access Business

        We design and manufacture point-to-multipoint, fixed-wireless-access systems that our customers use to connect telephone, Internet and data users to a telephone exchange or data access point. We also provide our customers with complete turnkey services, including: project management; network planning, design and installation; technical support and training; system maintenance and upgrades.

        Typically, governments allocate particular radio frequencies for telecommunication services to either promote competition or to encourage delivery of services in underserved regions. Our products support the frequencies commonly allocated for broadband access and rural access networks, which helps our customers gain government approval for their use. For our key customers, we may also adapt to their requirements by developing specific frequencies for them.

        Most of our sales are international, with an installed base of almost 2 million lines in over 110 countries worldwide. Our customers include incumbent local exchange carriers, competitive local exchange carriers, private operators of telecommunications systems, operators of Supervisory Control And Data Acquisition (SCADA) systems, and wireless Internet service providers.

        Our products and services provide a wide range of applications, such as:

  •
  Affordable telecommunications services for rural and isolated regions where traditional copper telephony wiring is not cost effective due to large distances, difficult terrain, and other considerations.

  •
  Voice and high-speed data services to residential end-users in suburban or urban areas, in cases where the service provider prefers a fixed wireless access solution for economic or competitive reasons.

  •
  High-quality voice, high-speed data and Internet access for small and medium-sized businesses in urban areas.

  •
  Data networks for wireless Internet service providers that deliver broadband, wireless Internet access to suburban and rural communities.

  •
  Connectivity for private voice and data networks owned by specific users, such as government agencies, industrial enterprises and specialized carriers.

  •
  Communications networks for Supervision, Control and Data Acquisition (SCADA) systems that monitor large industrial installations (such as pipelines and electric power transmission lines) and provide internal voice and data communications.

  •
  Connection of mobile phone base stations to the core telecommunications network (mobile backhaul).

SR500

        SR500 was developed by SR Telecom and introduced to the market in 1987. The system offers a single wireless platform for the distribution of voice and data services. The SR500 achieved considerable market success as a rural communications system. Today, it has almost 1 million lines in service.

        The SR500 system is used primarily by incumbent local operators to provide rural telephone networks. A significant secondary application of SR500 is with industrial organizations, such as gas pipeline companies, who use the same SR500 technology to deploy private voice and data networks. Additionally, service providers and private operators use the SR500 to deploy long-range, national data networks.

        The SR500 is deployed in a point-to-multipoint, line-of-sight configuration. The SR500 central station, repeaters and outstations provide wireless connectivity to the local telephone switch. In a typical SR500 rural application, the physical distance from the user's phone to the exchange is between ten and several hundred kilometers. Repeaters extend service to sites that are beyond the base station's line-of-site due to distance or obstructions. In most cases, the final link from the outstation to the user's telephone are made by wire, although we can provide wireless connectivity using the WL500 wireless local loop subsystem. The SR500 is based on traditional circuit-switched, time-division-multiplex technology. It is available in the 1.3 to 2.7 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

        The SR500 system can also be configured to serve the small and medium-sized enterprise market. Marketed as metropol, this system links business customers to a service provider's point of presence and provides integrated voice and data services. The metropol version of the SR500 offers bandwidth-on-demand in the 3.5 GHz and 10.5 GHz bands. With metropol, operators can provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access. metropol is deployed in a hub-and-spoke configuration, usually with few or no repeaters, due to the small geographical areas it covers.

SR500ip

        SR500ip is the evolution of the SR500 to an Internet-Protocol-based, wireless-access platform that is suitable for distributing service to large numbers of voice and broadband Internet subscribers. SR500ip was developed by SR Telecom and introduced to the market in 2004. The first systems became operational in the second half of 2004.

        The SR500ip is intended primarily for incumbent local exchange carriers worldwide, who have mandates to offer both voice and broadband Internet service in rural and remote areas. SR500ip enables operators to offer residential, small business, and institutional users carrier-class voice services, payphone service, dial-up Internet access, and asymmetric digital subscriber line (ADSL) for access to the Internet at speeds up to 2.0 Mbps.

        Like the SR500, the SR500ip is deployed in a point-to-multipoint, line-of-sight configuration that connects users to the local telephone switch or data exchange using wireless base stations, network repeater nodes and network terminal nodes. In a typical SR500ip rural application, the physical distance from the user's phone to the exchange is between ten and several hundred kilometers. Repeaters connect sites that are beyond the base station's line-of-sight. At this time, the SR500ip only supports copper loop subscriber interfaces, such that in all cases, the final link from the outstation to the user's telephone is by wire. The SR500ip airlink is a hybrid of circuit-switched and packet-switched technology. The circuit-switched portion of the airlink delivers carrier-class voice services, while the packet-switched portion is suitable for carrying large numbers of ADSL connections. The SR500ip is available in the 1.5 GHz, 2.4 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

        The SR500ip system can also be configured to serve the small and medium-sized enterprise market. Marketed as metroflex, this system links business customers to a service provider's point of presence and provides integrated voice and data services. The metroflex version of the SR500ip offers voice services, traditional circuit-switched data, and packet-switched data services with statistical multiplexing. metroflex operates in the 3.5 GHz and 10.5 GHz bands. With metroflex, operators can provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access. The system's statistical multiplexing capability enables over-subscription of the system's bandwidth, which permits operators to improve system utilization and spectrum efficiency, and results in increased profitability. metroflex is deployed in a hub-and-spoke configuration, usually with few or no repeaters, due to the small geographical areas it covers.

swing

        swing was developed by Lucent Technologies and introduced to market in 1996. The system offers an efficient wireless platform for the distribution of voice and dial-up data services. swing achieved considerable market success as a rural communications system, with over 400,000 lines in service to date. SR500 and swing dominated the market for rural wireless telecommunications systems. Since the addition of swing to our product line, we have gained a presence in markets (such as Australia) that Lucent had previously dominated.

        swing is deployed in a point-to-multipoint configuration. The swing network access controller (NAC), repeaters and terminal stations provide wireless connectivity to the local telephone switch. In a typical swing rural application, the physical distance from the user's phone to the exchange is between ten and several hundred kilometers. Repeaters connect sites that are beyond the NAC's line-of-sight. In most cases, the final link from the outstation to the user's telephone has been by wire, although we can provide wireless connectivity through a cost-effective, DECT (Digital Enhanced Cordless Telephone) wireless local loop subsystem. The swing system is based on traditional circuit-switched, time-division-multiplex technology. swing is available in the 0.5 GHz, 1.5 GHz, 1.9 GHz, 2.5 GHz and 3.5 GHz frequency bands.

airstar

        Launched in 1998 by Netro, airstar is installed in over forty countries worldwide, and has an impressive track record of performance and reliability. The system can simultaneously transport video, voice and data at exceptionally high rates, such that it is an alternative to optical fiber in many applications.

        airstar is used primarily by incumbent and competitive local operators to provide metropolitan data networks, such as IP LANs. Mobile operators and other carriers use airstar to connect second-generation (2G) and third-generation (3G) mobile base stations to the core mobile network. Some operators use airstar to interconnect a PBX (switch) to the public switched telecommunications network (PSTN). As well, service providers can use airstar to offer video, voice and data services (including Frame Relay, Ethernet LAN and ATM) to enterprise customers.

        airstar is deployed in a point-to-multipoint configuration using line-of-sight technology. The airstar base station and customer premises equipment (CPE) provide wireless connectivity to a nearby data node, such as an ATM switch. In a typical airstar metropolitan application, the maximum distance from the customer premises to the data node is between three and ten kilometers. An airstar network is typically deployed in a cellular configuration, using multiple adjacent base stations to achieve the capacity and citywide coverage that operators require. The system is based on ATM cell-switching technology that allows it to carry any type of traffic while offering quality of services guarantees. airstar is available in the 3.5 GHz, 10.5 GHz, 26 GHz, and 28 GHz frequency bands.

angel

        The angel system was developed by AT&T Wireless Services. AT&T deployed over 100,000 lines of angel equipment in the United States. angel was the first OFDM, non-line-of-sight, broadband solution to be deployed anywhere in the world.

        angel is used primarily by incumbent and competitive local operators to provide broadband and telephone services to residential users in the suburbs and city outskirts. It is also used by wireless internet service providers (WISPs) to offer broadband, ADSL-class data networks, in competition with the local wireline or cable Internet providers, or in areas where no high-speed solutions exist.

        angel is deployed in a point-to-multipoint, non-line-of-sight configuration. The angel base station and customer premise equipment (CPE) provide wireless connectivity to the local telephone switch and/or data access node. In a typical angel suburban application, the maximum distance from the user's premises to the exchange or data node is between ten and thirty kilometers. The angel network is typically deployed in a cellular configuration, which uses multiple, adjacent base stations to achieve the capacity required for metropolitan and national coverage. The angel airlink is a hybrid that combines a circuit-switched portion for carrier-class voice services, and a packet-switched portion suitable for carrying large numbers of Internet connections. The air interface is based on OFDM technology, which delivers exceptional range, frequency efficiency, and non-line-of-site coverage. angel is available in 2.3 GHz, 2.4 GHz, and 3.5 GHz frequency bands.

symmetry

        symmetry is the evolution of angel to a WiMAX-ready platform. symmetry includes the fourth generation of angel's airlink technology, which increases the CPE throughput up to 2Mbps and improves grade-of-service. The symmetry wireless access platform combines the most advanced modulation (OFDM) with key WiMAX technologies (such as Antenna Diversity, Dynamic Phase Adjustment, Hybrid-ARQ, and Sub-Channelling) that are outlined in the 802.16-2004 and 802.16e standards. We launched symmetry in November 2004.

        symmetry is suitable for operators providing carrier-class voice and broadband data services in suburban and exurban areas for residential users, small and medium-sized enterprises (SME), small office and home office (SOHO) users, and WISPs. With symmetry systems installed and operational, operators can later roll-out WiMAX services quickly and cost-effectively, without changing their hardware platform, operational support systems, or network management system.

        Like angel, symmetry is deployed in a point-to-multipoint, non-line-of-sight configuration. The symmetry base station and customer premise equipment (CPE) provide wireless connectivity to the local telephone switch and/or data access node. In a typical symmetry suburban application, the maximum distance from the user's premises to the exchange or data node is between ten and thirty kilometers. The symmetry network is typically deployed in a cellular configuration, which uses multiple, adjacent base stations to achieve the capacity required for metropolitan and national coverage. The symmetry airlink is a hybrid that combines a circuit-switched portion for carrier-class voice services, and a packet-switched portion suitable for carrying large numbers of Internet connections. The air interface is based on OFDM technology, which delivers exceptional range, frequency efficiency, and non-line-of-site coverage. symmetry is available in the 3.5 GHz frequency band.

Research and Development

        As of December 31, 2004, we had a full-time staff of 150 engineers and technicians dedicated to research and development. The combined experience, expertise, talent, and drive of our R&D team ensures the successful execution of our mid- and long-term development plans and the completion of mission-critical deliverables. Members of the R&D team possess strong expertise in the development of advanced wireless systems. They are equipped with the necessary resources (such as tools, laboratory facilities and test equipment) to properly develop, evolve, maintain, and test new features and product releases.

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

        Expenditures on research and development over the five years ended December 31, 2004 are as follows:

	2004	2003	2002	2001	2000
	(in thousands of dollars)
Gross expenditure	32,272	31,499	28,555	26,048	28,255
Government grants and investment tax credits	2,113	4,329	7,219	7,009	9,166

Net expense	30,159	27,170	21,336	19,039	19,089

        The gross amount spent in recent years on research and development is typically within the range of 10 to 15% of sales. In some years, including the last four years, it was necessary to exceed this range to complete key research and development activities to achieve and maintain our market position. We consider that these percentage figures are appropriate to maintain our technological competitiveness. Research and development expenditures are expensed in the year in which they occur.

        We emphasize product performance in our customer systems for the commercial success for each of our customers. Our R&D team members regularly participate in customer field trials for new product introductions and in the scheduled maintenance of commercial deployments. Keeping the R&D team involved with customer deployments ensures quick resolution of technical issues and generates innovative solutions for product evolution.

        In recognition that standardization is a rapidly growing trend in the Fixed Wireless Access (FWA) and Broadband Wireless Access (BWA) markets, members of the R&D team are active in key international standards bodies, including:

  •
  CWTA: Canadian Wireless Telecommunications Association

  •
  ETSI: European Telecom Standards Institute

  •
  IEEE: Institute of Electrical and Electronics Engineers

  •
  ITU: International Telecommunications Union

  •
  NTCA: National Telecommunications Cooperative Association

  •
  TEMIC: Telecommunications Executive Management Institute of Canada --

  •
  USTA: United States Telecom Association

  •
  WCAI: Wireless Communications Association International

  •
  WiMAX: Worldwide Interoperability for Microwave Access

        Our New Product Introduction business process drives our R&D program with input not only from departments within the company but also from key customers and suppliers. The goal of this process is to focus our resources on the most promising product opportunities, and ultimately, to improve our time to market for new product ideas. The process also reconciles the competing interests of short-to-mid-term market needs, industry trends, and long-term strategic vision. This plan provides a clear roadmap for the evolution of our products.

Services

        To better serve our customers worldwide, our Center of Excellence offers our customers with a full range of services that help them select, plan, commission, operate and maintain trouble-free networks. These services include:

  •
  Network design and RF planning

  •
  Installation and configuration

  •
  Around-the-clock technical support

  •
  Customer call-tracking

  •
  On-site preventative maintenance

  •
  On-site system recovery and troubleshooting

  •
  Certified technical experts

  •
  Emergency replacement service

  •
  Repair centers around the world

  •
  Training

        Our training programs cover network design, system installation, operations and maintenance. These courses are provided by a team of professional instructors at our headquarters, regional offices or, when appropriate, at the customer's premises.

        Our project management services offer flexible, multi-level support programs including network design, installation and network construction by experienced field technicians on location. We also provide 24-hour technical support by email, fax, and telephone as well as onsite technical assistance and troubleshooting.

Sales and Marketing

        We employ a professional sales force to sell our equipment and services directly to operators and service providers, often in conjunction with local representatives or distributors. Our sales to carriers either involve a sale of equipment to be installed by the telecommunications carrier or an in-country contractor, or a project contract pursuant to which we undertake responsibility for commissioning, installing, project management and buildout of the fixed wireless network. Our sales are made on a variety of terms, depending on the customer and the project, with common terms including payments due upon completion milestones for turnkey projects, monthly invoices as products or services are provided and payments secured by letters of credit.

        A typical sales cycle for a first-time major customer may take several years and includes activities such as:

  •
  Preliminary marketing visits;

  •
  Technical seminars to the customer's staff;

  •
  Visits by customers to our facilities;

  •
  Analysis of the customer's needs;

  •
  Preparation of a request for tender by the customer;

  •
  Response to a customer's tender, which is often competitive; and

  •
  Contract negotiations.

        In some cases, a customer may choose to conduct a field or technical trial of our products before deciding to purchase. Typically, once a customer has installed our products on a full-scale committed basis, we can expect network expansions resulting in additional business. These expansions may include adding new networks, extending existing networks to reach new sites, or upgrading existing sites with additional subscriber lines or other services. Approximately two-thirds of our sales in the three-year period from 2001 to 2004 were repeat orders from existing customers. We provide project management and installation services to execute the larger, more complex projects that are contracted to us. We are able to undertake turnkey, fixed-wireless-access telecommunications projects virtually anywhere in the world, either independently or through our associated contractors and partners.

        Key targeted markets for our sales and marketing activities are certain regions within the Asia-Pacific, Latin America, Europe and Africa, and Middle East regions. Since a substantial part of our business is repeat business, we give a high priority to maintaining good relations with our customers and providing a high level of after-sales service. To this end, regional sales, service or project offices are opened at strategically selected locations around the world to provide our customers with sales and technical support, as well as to develop new markets. Worldwide office locations include Australia, Brazil, France, Mexico, the Philippines, and Thailand.

        Wireless revenue by geographic area based on the location of our customers is as follows for the years ended December 31, 2004, 2003, and 2002:

	Revenue			Percent of Wireless Revenue
	2004	2003	2002	2004	2003	2002
	(in $000's)
Europe, Middle East and Africa	50,519	51,468	80,871	48%	45%	45%
Asia	31,722	41,293	86,125	30%	37%	48%
Latin America	11,648	11,712	7,833	11%	10%	4%
Other	11,463	9,344	6,200	11%	8%	3%

	105,352	113,817	181,029	100%	100%	100%

Customers

        We sell either directly to our customers or through equipment re-sellers and integrators. Our systems have been purchased for use in over 110 countries and serve almost 2 million subscriber lines.

        We have five types of customers:

1)
Incumbent local exchange carriers.    Our products for telephony are installed primarily, but not exclusively, in areas where tele-density (the number of phone lines per hundred population) is low. Our SR500, swing, and products are ideally suited for this market. symmetry and angel are also designed to meet the needs of local exchange carriers in slightly more dense deployments, as would be found in suburban areas and larger rural towns.

2)
Competitive local exchange carriers.    This group offers competitive voice and data services in both developing and developed countries. The symmetry, angel, airstar, metroflex and metropol systems address this market, which is characterized by the need for small and medium-sized business applications; such as, high-speed, leased-line data, LAN-to-LAN connections, and high-quality voice, fax and Internet connections.

3)
Owners of private telecommunications networks.    This group of customers includes energy-generating companies (electricity and gas), pipeline operators (oil and gas), resource companies (mining and exploration), and industrial and service organizations with scattered facilities. These organizations, generally spread out over wide geographical areas, require highly reliable voice and data communications to control crucial factors of their operations. Our SR500 products are used for transmission and monitoring and control signals, otherwise known as Supervision, Control and Data Acquisition (SCADA).

4)
Mobile telecommunications networks.    These customers are mobile service providers. The airstar product family is used for mobile backhaul, which is connecting mobile base stations to the core telecommunications network. airstar is well suited for this application as it provides a high-capacity airlink and is more cost-effective than the traditional wireline and point-to-point wireless backhaul infrastructure typically used by mobile operators. airstar`s circuit-switched and packet-switched ATM functionality makes it an efficient and reliable solution for backhauling both second-generation (2G) and third-generation (3G) mobile networks.

5)
Wireless Internet Service Providers.    These customers provide end-users in rural, suburban and urban areas, with high-speed connection to the Internet. Our symmetry and angel product is used to deliver high-speed Internet access to users in suburban, exurban and rural areas.

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

Competition

        There are three main methods for delivering voice service, broadband data service, and mobile backhaul capabilities that compete with our wireless solutions:

  1.
  Traditional wire-line methods, which connecting telephone and data subscribers using pole lines with open wire or overhead cable, buried cable and electronic systems designed to enhance these methods. The choice between using our systems or one of these other methods is generally determined by an engineering and economic feasibility study performed by the customer.

  2.
  Other wireless methods, such as cellular mobile radio systems and point-to-point wireless systems. Cellular mobile radio systems can be used in a fixed mode (non-mobile) to provide subscriber telephone service. However, these products are designed to mobile standards that currently cannot meet the requirements for high quality service that our products deliver and that our service providers expect. They also typically offer a lower data rate than our products. Point-to-point wireless systems can be used to backhaul mobile networks or to provide broadband data connectivity to large enterprises. However they are neither as economical nor as easy to manage as a point-to-multipoint topology using our products.

  3.
  Satellite-based systems, which are used to provide telephone and data services to some extremely remote locations where terrestrial facilities would clearly be far too expensive or impractical.

        We compete for contracts in the following market segments:

        Universal Access.    In the universal access market, our point-to-multipoint, fixed-wireless solutions compete with wire-based solutions, mobile solutions, and other long-range access solutions. We compete with wire-based product vendors, such as Intracom, and with cellular vendors, such as Ericsson, Huawei and ZTE (China).

        Enterprise Access.    In the enterprise access market, our point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as fiber optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Marconi, and Hughes, and with smaller wireless-only companies, such as Alvarion and AirSpan.

        Residential and Small Business Access.    In the residential and small business access market, point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as DSL and cable modems. We also compete with broadband wireless access vendors, such as Alvarion, and AirSpan.

        Mobile Infrastructure.    The mobile market requires an infrastructure to connect cellular base stations to the core telecommunications network. In this market, our point-to-multipoint, fixed wireless solutions compete with wire-based solutions such as leased T1 and E1 lines and wireless solutions such as point-to-point radios. We compete with large OEMs, such as Alcatel, Ericsson, Siemens, Harris and Marconi, and with smaller wireless companies like Alvarion

        Private Networks.    In the private networks market, industrial companies require support for voice and data services as well as support for SCADA. In this market, our principal competition comes from fiber or point-to-point microwave solutions. Most of the technologies we compete with are not intended for mobile backhaul, rural telecommunications or local private networks, whereas our products are specifically designed for these market segments.

Emerging Technologies as Competition

        As new technologies emerge, we evaluate how they compete with our products. The technologies that have emerged recently are digital 3G mobile systems, Wi-Fi, and WiMAX.

        New third-generation (3G) cellular mobile systems, which offer cellular phones bundled with services like paging, caller ID and e-mail, can be adapted to provide fixed subscriber service. Competition from such technologies exists especially in situations where subscriber density is relatively high or located near an urban area or existing mobile infrastructure. Although 3G mobile systems provide better data capabilities than second-generation (2G) mobile systems do, they offer significantly lower data capabilities than newer, fixed-wireless technologies like WiMAX.

        Wi-Fi has emerged as a high-volume, wireless technology that is primarily used for indoor, wireless Local Area Networks (LAN). However, Wi-Fi has significant shortcomings when used for outdoor, non-line-of-sight applications, such as last-mile connectivity for networks. For example, having been optimized for indoor communications, Wi-Fi radio technology does not offer the performance required to operate over longer distances — particularly when non-line-of-sight operation is important.

        WiMAX is a new standardized technology that overcomes many of the shortcomings of Wi-Fi for outdoor applications. WiMAX is well-suited for fixed wireless and we are investing heavily in this technology. As the market evolves toward standardized WiMAX products, we expect the competition to increase, which could result in reduced market share.

        We believe that we have several advantages over our competitors. We have an established, 20-year track record with companies all over the world, and our established customer base brings us repeat business. In contrast, newcomers to our markets face severe barriers to entry, including high initial research and development costs, a long product development phase and sales cycle, and the existence of an installed base of current manufacturers' products. Since the current manufacturers' products are not compatible with one another and all are based on proprietary designs, network expansion is normally done with the manufacturer whose product has been installed first.

        Another advantage that we have is the wide variety of features that our products provide, including::

  •
  Fully digital, cost-effective interfaces, including V5.2;

  •
  Efficient use of radio spectrum;

  •
  High-quality voice service, which is far better than that deliverd by fixed-mobile systems;

  •
  Support for all CLASS services, such as Caller ID;

  •
  Support for V.90 modems at maximum speed;

  •
  Support for a variety of end-customer densities with a variety of terminal sizes from 2 to 100 lines for customer network demand flexibility;

  •
  Support for data services to speed up to 28 Mbps;

  •
  Non-line-of-sight operation based on leading edge OFDM technology;

  •
  Adaptive modulation dynamically assigning modulation schemes up to 64QAM;

  •
  Highly-integrated network management systems tailored to service providers' needs;

  •
  A local presence in many countries on six continents with sales offices in eleven countries; and

  •
  The ability to provide a full suite of before- and after-sales services to the customer, including engineering, network planning, project management, installation, local support, technical support, training and maintenance.

        Most competitors do not provide all these services, which are often requested by customers.

        We suffer from the following competitive disadvantages:

  •
  Some customers demand an extremely low price per telephone line, to the detriment of voice quality, data capability and grade-of-service quality. In these situations, mobile systems used in a fixed configuration might have a competitive advantage.

  •
  Still other customers demand specific technologies, such as code-division multiple access, or CDMA, or Global System for Mobile Communication, or GSM, that are not compatible with our products. Other customers do not have access to licensed spectrum and can only deliver services to their customers using unlicensed spectrum. Currently our products are only offered in the licensed bands limiting our capabilities to address those needs.

  •
  Many of our competitors are larger than we are, so they benefit from greater financial, sales, marketing, and technical resources, and they enjoy greater market recognition than we do. We may not be able to offer payment or financial terms, or to offer products as part of an integrated solution as they do.

  •
  The recent and protracted uncertainty of our financial situation has created an opportunity for our competitors to exploit a potential perceived weekness with our existing and potential customer base which may have caused these customers to make alternate equipment purchases or introduced the trialing of alternate technologies.

Regulatory Environment

        Our products may require standardization in accordance with established government regulations in the countries to which we export. The standardization process varies from country to country. In some countries the products must pass a formal set of tests and examinations that are performed by an accredited laboratory in that country. In other countries there is no standardization requirement at all. Working with these different procedures and obtaining appropriate standardization is part of the normal course of our business.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights.

        We presently have sixteen issued United States patents, with additional applications in process. Several related patents have also been granted and patent applications filed in other countries. We also have an agreement with AT&T Wireless that provides a license to numerous patents and patent applications associated with the angel platform. Although AT&T Wireless has agreed not to license these patents to our competitors for a period of five years from February 2002, the date of acquisition, we cannot assure that they will enforce their rights against potential infringers. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection.

        We have also acquired from Lucent Technologies certain of its intellectual property rights in, and to, the swing products, including the object code and the source code relating exclusively to Lucent's swing business. Although SR Telecom has been granted a license to every patent that was issued to Lucent or a related company for the technology needed to manufacture and sell the swing products, we cannot ensure that Lucent Technologies would enforce its rights against potential infringers.

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

        For the year ended December 31, 2004, CTR contributed CDN$18.6 million in revenues, or approximately 15% of SR Telecom's consolidated revenues.

        Since 1996, CTR has been awarded 53 concessions to provide service in selected rural areas along with a concession to provide service to the city of Curico. These concessions allow for an exclusive right of coverage over a 30-year period in the 370 to 380 MHz, 1.5 GHz, and 2.4 GHz radio bands. The concessions were awarded through the Fondo de Desarrollo de las Telecommunicaciones of the Ministry of Transport and Telecommunications obligate CTR to provide telephone service by means of public telephones for a minimum 10-year period. These concessions will require ongoing maintenance until the year 2010.

        At the end of 2004, CTR operated 5,269 commercial payphones and provided private telephone services to 22,362 residential, commercial and institutional subscribers. In addition, CTR is providing other services including Internet access, prepaid cards, dedicated data services and complementary services including voice mail, toll-free and 800 numbering.

        Other than as stated above, the concessions are non-exclusive in that others are free to apply for similar concessions. However there is no assurance for any applicant that spectrum will be available. A number of other carriers, including Cia. de Telefonos de Chile, the Chilean incumbent local exchange carrier, offer telephone service in larger towns within the ten zones and currently use conventional wire and cable technology. The cellular network in Chile represents CTR's principal competition.

        The capital required by CTR for completion of its network has been provided by equity investments and corporate loans from SR Telecom of approximately US$68 million in the aggregate. Export Development Canada, a Canadian governmental agency, and the Inter-American Development Bank of Washington also provided US$50 million in term debt financing. As of December 31, 2004, a principal amount of US$29.5 million was outstanding. CTR's term loans rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. We have also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain our initial equity investment in CTR. The Inter-American Development Bank and Export Development Canada have been provided with full recourse against SR Telecom in certain circumstances.

        On June 30, 2001 Rural Telecommunications Chile S.A., an indirect wholly-owned subsidiary of CTR, acquired network assets from Gilat-To-Home Chile S.A. in exchange for 13% of CTR's total issued and outstanding common shares. In that same year, the resulting non-controlling interest was allocated losses to the extent of their equity. As a result of failing to meet certain performance requirements contained in the asset purchase agreement, Gilat-To-Home Chile S.A.'s shareholding in Rural Telecommunications Chile decreased by 8.9% to 4.1%. Fifty-six concessions of public telephone service and one data transmission concession have been transferred from Gilat-To-Home Chile to Rural Telecommunications Chile. These telephone concessions include or cover virtually all of the country's land mass and will be in force, in favor of Rural Telecommunications Chile, for 30 years. The terms of all payphone concessions run until 2009.

        In 2004, CTR successfully completed negotiations for the right to use the 2.3 GHz frequency band from Subtel. With this right, CTR has deployed the angel product in urban centers within its existing service regions to provide a high-speed Internet service offering as well as carrier class voice services, utilizing the excess capacity in its existing network infrastructure. As at December 31, 2004, 2,534 urban lines have been deployed and a further 2,820 are expected to be deployed in 2005.

        In 2004, CTR completed the renegotiation of its tariff regime with the Chilean regulator, Subtel. The regulator has approved an increase in access charges to CTR of approximately 67% effective February 26, 2004 which has been extended to the satellite network in 2005.

ORGANIZATIONAL STRUCTURE

        Except as described below, our business is conducted directly, or indirectly through wholly-owned subsidiaries. In addition, through our 96% owned subsidiary CTR, we provide local telephone service and Internet access to residential, commercial and institutional customers, and operate a network of payphones in a large, predominantly rural area of Chile.

        The following chart summarizes our organizational structure and percentage ownership of each subsidiary as at December 31, 2004. This chart is a simplification and omits certain holding companies and non-material subsidiaries.

        In addition, we have three currently wholly-owned inactive subsidiaries. The total combined assets of our subsidiaries, excluding CTR, constituted 14.9% of the consolidated assets at December 31, 2004, and the total combined revenues of such subsidiaries, excluding CTR, constituted approximately 30.6% of the consolidated revenues for the fiscal year ended December 31, 2004. There are no restrictions under Canadian law or within the organizational documents of any of our subsidiaries that restrict distributions from the subsidiaries. Restrictions under our CTR financing arrangements limit distributions therefrom and restrictions under Delaware law may restrict distributions from SR Telecom USA under certain circumstances.

PROPERTY, PLANT AND EQUIPMENT

        We own a modern 125,000 sq. ft. building located on 332,000 sq. ft. of land in Montreal, Quebec, Canada, that serves as our head office. The facility includes printed circuit board assembly manufacturing, research and development and offices.. In addition, we lease a 60,099 sq. ft. facility in Montreal, Quebec, Canada, used for receiving, final assembly, system testing and shipping of the products we manufacture. We sub-contract for the assembly of all of our swing product and varying elements of our other product lines.

        In 1996, we obtained ISO 9001 certification for our Montreal facilities and in 2003 received our ISO 9001:2000 certification update. We passed the surveillance audit in 2004.

        SR Telecom USA leases an approximately 100,000 square foot facility in San Jose, California, which is currently vacant. The lease for this facility expires in September 2006.

        We also have leases for buildings and land for our sales and services offices worldwide, the principal offices of which are located in France, Mexico, Thailand and Chile. We do not believe that any of these leases are material to our operations or represent material financial obligations.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SR Telecom's Management Discussion and Analysis of Financial Condition and Results of Operations

        The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. ("SR Telecom" or "the Corporation") for the years ended December 31, 2004, 2003 and 2002. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this report, which includes this MD&A describes our expectations on March 30, 2005. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom's annual audited consolidated financial statements contained elsewhere in this report.

        The Corporation has restated its second quarter interim financial statements and MD&A for the three and six months ended June 30, 2004, and its third quarter interim financial statements and MD&A for the three and nine months ended September 30, 2004 to reflect adjustments made during those related periods. Refer to note 13 of the restated third quarter interim financial statements as at September 30, 2004 for a complete explanation of the amendments. These restatements had no bearing on the financial results of the Corporation for the years ended December 31, 2004 and 2003.

        SR Telecom's consolidated financial statements have been prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles). There are several differences between US GAAP and Canadian GAAP, some of which can yield material differences in reported data. For the US GAAP reconciliation, see note 32 to the accompanying audited consolidated financial statements.

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

Critical Accounting Policies

        SR Telecom's consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom's management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom's critical accounting policies.

Going Concern Uncertainty

        The Corporation's $71.0 million debentures become due and payable on April 22, 2005. Currently the Corporation is involved in activities aimed at refinancing these debentures in whole or in part or extending their maturity date. If these negotiations are unsuccessful, the Corporation would need to look at alternative methods to re-capitalize its balance sheet. SR Telecom is also attempting to raise additional working capital to operate the business. If the Corporation cannot successfully negotiate a refinancing transaction and can find no alternative means to refinance its balance sheet, the Corporation may have no choice but to seek protection from its creditors.

        The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Coporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Corporation's losses for the current and prior years, negative cash flows, significant deficiency in working capital, reduced availability of supplier credit, and the breach of a number of its long-term debt covenants and undertakings and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities in the ordinary course of business are subject to significant uncertainty.

        The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

        Management's on-going plans with respect to the significant uncertainties described above are as follows:

  1.
  Continuing discussions with its lenders in respect of its non-compliance with its debt covenants, repayment terms, waivers and/or modifications thereto;

  2.
  Seeking of additional financing;

  3.
  Continuing the restructuring of the operations to reduce expenses, and;

  4.
  Securing new sales orders.

        Management believes that with the above plans and the support of the Corporation's current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

        The Corporation's continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation's lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation's customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation's control and there is substantial uncertainty about the Corporation's ability to successfully conclude on the matters.

Adoption of New Accounting Policies

Asset Retirement Obligation

        Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations". The new recommendation focuses on the recognition and measurement of liabilities for legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's results of operations or financial position.

Stock-Based Compensation and Other Stock-Based Payments

        Effective January 1, 2004, the Corporation adopted the transitional provisions of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under the transitional provisions of this recommendation, compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1, 2002 in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods.

REVENUE RECOGNITION

        Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

        SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or "turnkey" contracts. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

        SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

WARRANTY OBLIGATIONS

        Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom's usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom's warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom's historical experience with similar products.

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

PROVISION FOR EXCESS OR OBSOLETE INVENTORY

        Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom's assumptions, additional reserves may be required.

ASSESSMENT OF IMPAIRMENT OF LONG-LIVED ASSETS

        Long-lived assets, including property and equipment and intangibles assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, is measured by management on an ongoing basis, by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset in the period incurred. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

FUTURE INCOME TAXES

        Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

Results of Operations

        SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment ("Wireless") and the second is the Telecommunications Service Provider Business Segment ("CTR").

For the years ended December 31, 2004 versus December 31, 2003 and 2002

        The following table outlines the breakdown of revenues by segments:

	Years Ended December 31,
	2004	2003	2002
Wireless Telecommunication Products Business Segment	85.0%	89.0%	91.9%
Telecommunications Service Provider Business Segment	15.0%	11.0%	8.1%

        In 2004, Wireless Telecommunications Products revenue ("wireless revenue") decreased as a percentage of total revenue to 85.0% from 89.0% in 2003. This decrease results from an overall decline in wireless products revenue related to services in 2004 compared to an increase experienced in Telecommunications Service Provider revenue due to increased access tariffs approved in 2004. The decline in wireless revenue to 89.0% of total revenue in 2003 from 91.9% of total revenue in 2002 resulted from a sharper decline in wireless products revenue compared to a more modest decline in Telecommunications Service provider revenue. The Telecommunications Service Provider revenue as a percentage of total revenue increased to 15.0% in 2004 from 11.0% in 2003 and 8.1% in 2002.

WIRELESS TELECOMMUNICATIONS PRODUCTS BUSINESS SEGMENT

	2004					2003					2002
(in 000's)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	21,600	31,559	31,717	20,476	105,352	25,964	27,039	22,796	38,018	113,817	40,559	45,291	48,079	47,100	181,029
Cost of revenue	13,882	18,348	20,831	16,783	69,844	13,987	13,573	13,471	19,971	61,002	20,350	23,735	22,862	22,369	89,316
Gross profit	7,718	13,211	10,886	3,693	35,508	11,977	13,466	9,325	18,047	52,815	20,209	21,556	25,217	24,731	91,713
Gross profit percentage	36%	42%	34%	18%	34%	46%	50%	41%	47%	46%	50%	48%	52%	53%	51%
Operating (loss) income	(13,324)	(21,283)	(10,373)	(20,759)	(65,739)	(5,122)	(4,259)	(13,075)	(10,441)	(32,897)	2,020	1,423	3,318	(2,250)	4,511
Net loss (income)	(15,106)	(21,414)	(5,477)	(35,128)	(77,125)	(7,869)	(7,229)	(14,988)	(12,202)	(42,288)	176	(2,494)	2,608	(4,175)	(3,885)

	Percent of Revenue
	2004		2003		2002
Revenue	100%		100%		100%
Cost of revenue	66%		54%		49%

Gross profit	34%		46%		51%
Agents commissions	5%		3%		8%
Selling, general and administrative expenses	47%		45%		26%
Research and development	29%		24%
expenses, net					12%
Restructuring, asset	15%		3%
impairment and other charges					3%

Total operating expenses	96%		75%		49%

Operating (loss) income	(62%	)	(29%	)	2%
Interest expense, net	(5%	)	(5%	)	(3%	)
Gain on repurchase of debentures	— %		1%		—
Gain on sale of long-term investment	3%		—		—
Gain on settlement of claim	4%		—		—
Loss on foreign exchange	—		(9%	)	(1%	)
Income tax (expense) recovery	(13%	)	5%		—

Net loss	(73%	)	(37%	)	(2%	)

Revenue

        Revenue by geographic area based on the location of SR Telecom's customers is as follows for the years ended December 31, 2004, 2003 and 2002:

	Revenue (in 000's)			Percent of Wireless Revenue
	2004	2003	2002	2004	2003	2002
Europe, Middle East and Africa	50,519	51,468	80,871	48%	45%	45%
Asia	31,722	41,293	86,125	30%	37%	48%
Latin America	11,648	11,712	7,833	11%	10%	4%
Other	11,463	9,344	6,200	11%	8%	3%

	105,352	113,817	181,029	100%	100%	100%

        Revenue in Europe, Middle East and Africa in percentage terms increased to 48% in 2004 in comparison to 45% in 2003 and 2002. In dollar terms, 2004 revenue declined slightly from that experienced in 2003. In 2003, as compared to 2002, revenue decreased in dollar terms due to a decline in shipments for large turnkey projects to the region, where the Corporation had signed two new contracts in Saudi Arabia in 2002. Sales to Asia also declined in 2004 as compared to 2003 and 2002, due to the result of large contracts with Telstra Corporation Limited, the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand that were substantially completed in 2003. Revenue in Latin America as a percentage of wireless revenue slightly increased to 11% in 2004 as compared to 10% in 2003 and increased from 4% in 2002. This increase in dollar and percentage terms, for the twelve-month period ended December 31, 2004 and 2003 as compared to the twelve-month period ended December 31, 2002 is a result of sales of SR Telecom's newly acquired airstar product line to the region.

        For the year ended December 31, 2004, there are no customers whose revenue comprised more than 10% of wireless revenue.

        Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2003 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2003	2003
Telstra Corporation Limited	15,766	14%

        Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2002 is as follows:

	Revenue (in 000's)	Percent of Wireless Revenue
	2002	2002
Saudi Telecom Company	31,295	17%
Telstra Corporation Limited	32,881	18%

	64,176	35%

Revenue

        For the year ended December 31, 2004, revenue decreased to $105.4 million from the $113.8 million for the year ended December 31, 2003. This decline is primarily the result of a $7.9 million decrease in service revenue in 2004 compared to 2003. This decline resulted from the fact that there were significant service revenues resulting from a turnkey project in Asia in the prior year. Equipment revenues showed only a modest decline with $85.1 million in equipment revenue in 2004 as compared to $85.7 million in equipment revenue in 2003. For the year ended December 31, 2003, revenue decreased to $113.8 million from $181.0 million for the year ended December 31, 2002. This resulted from a decline in both equipment revenue and service revenue. Equipment sales decreased by 41% to $85.7 million in 2003 from $146.1 million in 2002. This decrease in annual revenue is primarily due to the substantial completion of major contracts including Saudi Telecom Company, Rural Telephone Services of Thailand and Department of Transport and Communications of the Philippines during 2003. During 2004, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its' longstanding customers. The Corporation believes that these frame contracts will result in significant additional revenue in 2005, but does not expect revenue to improve substantially in the first half of 2005. The Corporation expects that revenue in the first quarter of 2005 will be less than the revenue levels experienced in the fourth quarter of 2004, due to decreased availability of supplier credit and delays in receiving purchase orders caused by the uncertainty associated with the Corporation's financial position.

Gross Profit

        Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

        Gross profit as a percentage of revenue decreased to 34% for the year ended December 31, 2004, from 46% for the year ended December 31, 2003 and from 51% for the year ended December 31, 2002. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 33% in 2004 from 48% in 2003. Equipment gross profit also declined in dollar terms from $40.7 million in 2003 to $28.3 million in 2004. The decrease in equipment gross profit percentage was the result of increased sales of angel and airstar, which have lower margins than our traditional SR500 and swing product lines. Further, fluctuations in the timing of orders resulted in increased under-absorbed overhead costs in 2004. Services gross profit decreased to 35% for 2004 compared to 43% in 2003.

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

        The Corporation does not expect to see an improvement in gross profit in the first quarter of 2005 due to expected lower manufacturing volumes that will occur in this period.

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

        Agent commissions as a percentage of revenue increased to 5% of revenue or $5.5 million in 2004 from 3% or $3.3 million in 2003. This increase is a function of a change in sales mix. The jurisdiction and equipment mix changed significantly since 2003 with the addition of the airstar and angel product lines. Agent commissions as a percentage of revenue decreased to 3% or $3.3 million in the twelve-months ended December 31, 2003 from 8% or $13.9 million in the twelve-months ended December 31, 2002. The decrease in commissions as a percentage of revenue is commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions. Commissions as a percentage of revenue are expected to remain stable in the first quarter of 2005 compared to the current quarter.

Selling, General and Administrative Expenses

        Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

        Selling, general and administrative expenses decreased to $49.7 million for the year ended December 31, 2004, compared to $52.2 million in 2003. Selling, general and administrative expenses increased to $52.2 million for the year ended December 31, 2003, compared to $47.1 million for the year ended December 31, 2002. SG&A decreased during 2004 due to cost reduction efforts put in place by the Corporation along with the restructuring that took place in the second and third quarters of 2004. The Corporation's restructuring plan was completed in the fourth quarter of 2004. The benefits of the restructuring were partially offset by a provision of $1.9 million related to an account receivable in the Middle East, the effect of eliminating the expected sub-lease revenue of $1.6 million on the US operating lease and a provision of $0.9 million related to an offer of settlement of a litigation.

        The increase in 2003 and in the early part of 2004 was due to the inclusion of Netro, which resulted in an approximate increase of $6.1 million in SG&A expense in the four-month period from its acquisition in September of 2003 to December of 2003. The increase during this period was partially offset by cost reductions achieved as a direct result of restructuring efforts implemented in 2003.

        In the first quarter of 2005, the Corporation expects that SG&A expenses will be lower than the levels realized in the fourth quarter of 2004 due to the cost cutting measures the Corporation implemented in January of 2005 and the non-recurring charges effected in the fourth quarter of 2004.

Research and Development Expenses

        Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom's products, net of government investment tax credits associated with these activities.

        Research and development expenses increased to $30.2 million for the year ended December 31, 2004, from $27.2 million for the year ended December 31, 2003. The increase is primarily due to a $4.2 million adjustment to the utilization of the federal investment tax credits (a write-down of the carrying value of the investment tax credit balance) as management has determined that there is insufficient evidence of reasonable assurance that this amount will be realized within the remaining life of the investment tax credits. The increase is offset by the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation's restructuring plan was completed in the fourth quarter of 2004.

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

        In the first quarter of 2005, the Corporation expects that research and development expenses will be lower than the levels realized in the fourth quarter of 2004 due to the completion of certain projects, coupled with the cost cutting measures the Corporation implemented in January of 2005.

Restructuring, Asset impairment and Other Charges

        For the year ended December 31, 2004, restructuring, asset impairment and other charges of $15.9 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. The costs are comprised primarily of severance and termination benefits, the write off of specific inventory and other assets, accrued lease charges and operating costs related to redundant facilities in the US as well as losses on the sale of redundant equipment. In total, 86 employees were terminated including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

        Management decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory of $1.1 million and deferred charges of $0.3 million in the second quarter of 2004.

        For the year ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The write off of the assets of $1.4 million relates to the discontinuation of research and development on the shift product line.

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

Interest Expense

        Interest expense was $5.3 million for the year ended December 31, 2004 compared to $5.7 million for the year ended December 31, 2003, and $6.2 million for the same period in 2002. The decrease in interest expense in 2004 as compared to 2003 relates primarily to the repayment of bank indebtedness in 2004 and 2003, and the effect of interest income generated from investments made with the proceeds of the public offering and private placement in 2004. The decrease in interest expense in 2003 as compared to 2002 is mainly due to the forgiveness of interest payable relating to a government program. Going forward, in the first quarter of 2005, the Corporation expects interest expense to be similar to that experienced in the fourth quarter of 2004 and subsequently dependent on the results of the current refinancing activities.

Gain on Sale of Long-Term Investment

        In September of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3.4 million (US$2.7 million). The long-term investment had been recorded at an estimated fair value of $nil at the time of acquisition.

Gain on Settlement of Claim

        On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4.0 million of inventory by SR Telecom, where US$2.0 million was paid on August 27, 2004. The remainder will be paid in three instalments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4.6 million (US$3.5 million) in the third quarter of 2004. The Corporation has not met its February 2005 payment obligation. Solectron has served a judicial citation for US$1.45 million on March 11, 2005. The Corporation has thirty days to appeal and is currently exploring its options with legal counsel.

Gain on Repurchase of Debentures

        For the year ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures. There were no debentures repurchased in 2004.

Foreign Exchange

        The Corporation had a foreign exchange loss of $nil for the year ended December 31, 2004, compared to a foreign exchange loss of $10.0 million for the year ended December 31, 2003. In 2004, the Corporation realized losses on the fluctuation in the value of its US dollar receivables. These losses were reduced when the Corporation collected a significant portion of its US dollar receivables in the third quarter of 2004. The losses were further offset by an increase in the Corporation's outstanding US dollar payables. For the year ended December 31, 2003, the Corporation experienced foreign exchange losses of $10.0 million compared to $2.0 million for the year ended December 31, 2002. This resulted from the fluctuation in the value of the Canadian dollar compared to the US dollar and the Euro. The revaluation of the Corporation's US dollar denominated accounts receivable and cash balances is the main reason for the increase.

Income Taxes

        The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. In the beginning of the third quarter of 2003, the Corporation ceased to recognize additional tax loss carry-forward benefits, resulting in no tax recovery in 2004 compared to 2003 and 2002. During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $13.2 million for the future income tax assets was appropriate, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation.

Backlog

        Backlog at the end of 2004 stood at $9.5 million, the majority of which was delivered in the first quarter of 2005, down from $27 million at the end of 2003 and from $82 million at the end of 2002. Backlog at March 30, 2005 stood at $10.7 million. SR Telecom's backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation's current backlog is now comprised of many short-term orders that turn over more quickly than in the past and only includes purchase orders received for committed deliveries. Currently, significant orders are expected to be generated under certain large frame contracts as well as increased activity in a number of SR Telecom's markets. However, the timing of these orders cannot be identified with certainty.

TELECOMMUNICATION SERVICE PROVIDER BUSINESS SEGMENT

        CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

        CTR's management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory and the access charge increases will also contribute to this objective.

	2004					2003					2002
(in 000's)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	4,607	5,039	4,660	4,278	18,584	3,637	3,567	3,247	3,613	14,064	4,905	3,736	3,531	3,702	15,874
Operating expenses	4,866	4,760	4,646	4,398	18,670	5,515	4,927	5,753	5,991	22,186	6,179	5,498	5,515	5,318	22,510
Operating (loss) income	(259)	279	14	(120)	(86)	(1,878)	(1,360)	(2,506)	(2,378)	(8,122)	(1,274)	(1,762)	(1,984)	(1,616)	(6,636)
Net (loss) income	(1,779)	(1,966)	1,494	(6,758)	(9,009)	1,188	2,249	(3,905)	(1,999)	(2,467)	(2,784)	(896)	(6,305)	(7,015)	(17,000)

Revenue

        CTR revenue for the year ended December 31, 2004, increased to $18.6 million from $14.1 million for the year ended December 31, 2003. In peso terms, revenue increased to 8,738 million pesos in 2004 from 6,917 million pesos in 2003. The increase is attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative. CTR experienced a decline in revenue to $14.1 million in the year ended December 31, 2003, from $15.9 million in the year ended December 31, 2002. Revenue had been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in Chilean peso terms in 2003, was 6,917 million pesos compared to 6,951 million pesos in 2002. In peso terms, revenues are expected to increase in the first quarter of 2005 due to the effect of the increase in access charges and the continuing rollout of the Corporation's new urban initiative and an application of the increased tariffs to the company's satellite network.

Operating Expenses

        Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses, net of restructuring asset impairment and other charges, decreased to $18.7 million in 2004 from $21.6 million in 2003. In Chilean pesos, operating expenses decreased to 8,132 million pesos from 9,175 million pesos in 2003. The decrease in operating expenses relates to continued operational efficiencies and cost reductions enacted in CTR. Operating expenses decreased to $21.6 million in 2003 from $22.5 million in 2002. Operating expenses actually increased to 9,175 million pesos for the twelve-months ended December 31, 2003, from 8,616 million pesos in the twelve-months ended December 31 2002. The amount decreased in Canadian dollar terms due to the decline in the value of the Chilean peso relative to the Canadian dollar. Also, operational efficiencies and cost reductions enacted in 2003 by CTR were offset by non-recurring consulting expenses. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the first quarter of 2005 as was experienced in the fourth quarter of 2004.

Restructuring, Asset Impairment and Other Charges

        For the year ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

Interest Expense

        Interest expense for the year ended December 31, 2004, has decreased to $2.7 million from $3.2 million in 2003 and from $5.9 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments. Assuming U.S. rates and exchange rates remain stable, the Corporation expects that interest expense will decrease in 2005 due to lower amounts of debt outstanding, and subsequently dependent on the results of the current refinancing activities.

Loss on Change in Ownership in Subsidiary Company

        On June 30, 2001, CTR acquired VSAT-based telecommunications assets totaling $14.6 million from Gilat-To-Home Chile in exchange for 13% of CTR's issued and outstanding common shares. The reduction in ownership of CTR resulted in a gain on dilution of $9.4 million. During 2002, SR Telecom increased its shareholding in CTR by 8.9% to 95.9%. The increase in shareholding was a function of the degree to which certain performance requirements of the acquired assets were not met. This increase in the direct and indirect ownership in CTR resulted in an estimated non-cash charge to earnings of $4.0 million in the fourth quarter of 2002, subject to final negotiations. The charge was determined using management's best estimate of the increase of the holding of CTR. The final negotiations have not yet concluded.

Foreign Exchange

        The foreign exchange gain of $2.3 million in 2004 and $11.1 million in 2003, compared to the foreign exchange loss of $0.5 million in 2002, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Income Taxes

        During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $8.5 million of the future income tax assets of CTR was appropriate, as a result of the significant uncertainties surrounding the future prospects of the Corporation.

CONSOLIDATED BASIC AND DILUTED LOSS PER SHARE

	2004					2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Basic and diluted net loss per share	(1.23)	(1.33)	(0.23)	(2.38)	(5.17)	(1.21)	(0.90)	(2.60)	(1.36)	(6.21)	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

(in $000's)	December 31, 2004	December 31, 2003	December 31, 2002
Total assets	227,624	289,775	320,805
Bank indebtedness	—	3,000	10,000
Long-term liability	1,810	1,939	—
Lease liability	8,620	12,808	—
Debentures	71,000	71,000	75,000
Long-term project financing	35,585	45,232	64,760
Shareholders' equity	52,640	91,740	102,326

Cash and Short-Term Investments

        The consolidated cash and short-term investment position including restricted cash, decreased to $6.4 million at December 31, 2004, compared to $18.7 million at December 31, 2003. During the year ended December 31, 2004, the Corporation raised $46.8 million in equity, net of share issue costs. The decrease in the outstanding cash balance resulted from the repayment of outstanding debt in the amount of $15.5 million in 2004 as well as the use of cash to fund operations in excess of that generated from sales. The Corporation is in the process of attempting to raise additional funds for working capital purposes.

        SR Telecom currently does not have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its cash requirements. Accordingly, the Corporation will have to refinance or roll over all or part of its existing debt on or prior to April 22, 2005. SR Telecom intends to raise additional working capital in conjunction with its plan to refinance its existing debt. If the Corporation is unable to obtain additional working capital to fund operations, it could significantly impact its ability to continue as a going concern and the Corporation may be obliged to seek protection from its creditors. Please refer to Item 3 under Risk Factors and Item 8. Significan Changes for more detailed information concerning the negotiations currently in place with our Debenture holders.

Accounts Receivable

        The trade receivables decrease of $25.6 million during the year to $53.1 million at December 31, 2004 from $78.7 million at December 31, 2003, results substantially from the collection of outstanding receivables in Asia during the year as well as a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also, contributing to the decrease is a decline in sales volume during the year.

        In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

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

        On April 27, 2004, MCI's Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is pursuing its claim with MCI. The parties are currently entering the discovery process. Concurrently, SR Telecom is in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

Inventory

        The inventory balance increased by $11.5 million to $59.5 million at December 31, 2004, from $48.0 million at December 31, 2003. This increase was partially due to the inclusion of a US$4.0 million purchase of inventory on the settlement with Solectron in the latter part of 2004. Also, in anticipation of upcoming sales orders that were expected in the fourth quarter, the Corporation acquired materials to be able to deliver on these orders. However, due to delays in the receipt of orders and delays in shipments, such orders were not shipped or did not arrive at their destinations by December 31, 2004. The Corporation expects that the inventory balance will decrease as orders are received and revenues recognized on the delayed shipments. The Corporation further expects to continue to reduce inventory balances as orders are received on the large frame contracts which are still pending.

Investment Tax Credits and Future Income Tax Assets

        Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing future income tax assets and non-refundable federal investment tax credits in its Canadian operations as the Corporation could no longer support the addition of tax related assets on its balance sheet. During the fourth quarter of 2004, as a result of the Corporation's determination that there is insufficient evidence of reasonable assurance with respect to the utilization of the federal investment tax credits, it was determined that investment tax credits in the amount of $4.2 million may not be realized within the remaining life, resulting in a charge to research and development expenses.

        To use the recorded investment tax credits of $13.1 million at December 31, 2004, future taxable income from operations or tax planning strategies of approximately $42.0 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom's existing credits have an average remaining life of 5 to 9 years.

        As a result of the continued losses and significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance in the amount of $21.8 million on all the future income tax assets was appropriate.

Restricted Cash

        Both the long-term and short-term portions of restricted cash relate to U.S. dollar letters of credit that are pledged against the US operating lease, performance and bid bonds that support the Corporation's contracting activities and portion of interest on the US notes payable.

Intangible Assets

        The intangible assets included on the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

Capital Expenditures

        Capital expenditures are being kept to the minimum level required to execute SR Telecom's business plan. CTR's property, plant and equipment additions were $3.2 million for the year ended December 31, 2004, compared to $1.0 million for the year ended December 31, 2003. These relate principally to existing network upgrades and enhancements. The Corporation is also progressing with the urban line initiative in Chile. Wireless Products additions were $3.0 million in 2004, which related to ongoing capital requirements. Wireless Products additions were $4.7 million in 2003, excluding the assets acquired in the Netro acquisition, and were related predominantly to the shift asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

        During the twelve-month period ended December 31, 2004, SR Telecom's operating line of credit was renewed at a reduced amount of $3.0 million. The Corporation repaid its operating line of credit in full and cancelled the facility in 2004.

Liabilities

        Trade payables and accrued liabilities decreased to $55.7 million at December 31, 2004, from $59.4 million at December 31, 2003. The amount of trade payables is higher than normal in relation to SR Telecom's current level of operations.

        Customer advances decreased to $1.9 million as at December 31, 2004, from $4.2 million at December 31, 2003. The decrease is largely attributable to reduced sales in the current year and the finalization of several existing turnkey contracts.

Long-Term Debt and Shareholders' Equity

Long-Term Liability

        As at December 31, 2004, the long-term liability was $1.8 million, which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability is a reflection of the effects of foreign exchange.

Lease Liability

        The lease liability decreased to $8.6 million at December 31, 2004, from $12.8 million at December 31, 2003. The liability, composed of a long-term portion of $3.6 million and a short-term portion of $5.0 million, arose on the assumption of Netro's operating lease for its San Jose, California office, which is vacant. The lease obligation was originally recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by the expected sub-lease revenue. At the end of 2004, the Corporation does not expect to be able to sub-lease these premises in the near term, and as a result, increased the liability by $1.6 million by eliminating the effect of the expected sub-lease revenue. The decrease in the liability during the year relates to the monthly payments under the operating lease offset by the increase that occurred with the elimination of the sub-lease revenue.

Long-Term Debt

        The Corporation has not complied with a covenant included in both the debenture trust indenture and the notes payable agreements, which requires the maintenance of a minimum shareholder's equity of $90 million, unless a waiver is received from the debenture holders and the lenders or the breach of covenant is cured within 30 days following the receipt of a notice of the event of default from the trustees and the lenders, the debentures and the notes payable would be immediately due and payable.

        SR Telecom's debentures are unsecured and bear interest at 8.15%, payable semi-annually. The balance of the debentures is due in a bullet payment at maturity on April 22, 2005. The Corporation is considering its options for the refinancing of these debentures. If SR Telecom is unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations. During the end of 2003, the Corporation repurchased $4.0 million of the debentures as a means to reduce the debt.

        The long-term project financing relates to outstanding notes with Export Development Canada ("EDC") and the Inter-American Development Bank ("IADB") that are obligations of CTR. As of December 31, 2004, a principal amount of US$29.5 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008. Currently, the lenders would have full recourse against SR Telecom for the complete amount of the loans, if performance, financial performance and financial position covenants were not met. While CTR and SR Telecom have not met all of these covenants, default on the covenants has been waived by the lenders until March 31, 2005. Subsequently, on March 30, 2005, CTR's lenders agreed to extend the waiver until April 22, 2005. As the waiver period does not extend for a full year subsequent to December 31, 2004, the total amount of the notes has been recorded as a current liability in the consolidated financial statements as at December 31, 2004. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived until the balance of the amounts outstanding is either repaid or refinanced, provided that the debentures are repaid, refinanced or that the maturity date is extended. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom's public debentures, which means that all amounts could be declared due and immediately payable.

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

        The following table outlines the cash payments due with respect to SR Telecom's contractual cash obligations:

        Payments due by:

Contractual Obligations	2005	2006	2007	2008	2009	Thereafter	Total
Debentures	71,000	—	—	—	—	—	71,000
Long-term debt	35,585	—	—	—	—	—	35,585
Lease liability	5,043	3,577	—	—	—	—	8,620
Capital lease obligations	95	79	78	78	25	—	355
Purchase commitments	14,774	—	—	—	—	—	14,774
Operating lease obligations	4,636	2,602	2,083	1,316	725	152	11,514

Total	131,133	6,258	2,161	1,394	750	152	141,848

        The purchase commitments as at December 31, 2004 relate primarily to open purchase orders with suppliers for components, for current and expected sales in 2005.

Shareholder's Equity

(in 000's)	December 31, 2004	December 31, 2003
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
17,610,132 common shares (10,467,283 in 2003)	219,653	180,866
3,924,406 warrants (352,941 in 2003)	13,029	1,815
Contributed Surplus	519	—

        On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All per share amounts in the MD&A have been restated to reflect the share consolidation on a retroactive basis.

        On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40.0 million. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4.0 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

        On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6.0 million. These units hold the same terms and conditions as those of the public and private offerings.

        The gross proceeds of $50.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $38.8 million was allocated to the common shares and $11.2 million to the warrants. The fair value of the warrants was determined using the Black-Scholes Option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

        The underwriting commissions and other expenses amounted to $3.2 million relating to the public offering and private placement. These share issue costs were charged to deficit.

        On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in an issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.

        In 2003, the Corporation also closed a private placement whereby 705,882 units were issued at $8.50 per share for gross proceeds of $6.0 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share in the capital of SR Telecom at a price of $10.00 per share until July 2008. The securities were subject to a four-month hold period under the applicable securities law. The private placement was offered in order to obtain funds to be used in working capital.

        The gross proceeds of $6.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $4.2 million was allocated to the common shares and $1.8 million to the warrants.

        SR Telecom had an Employee Stock Purchase Plan, a Directors' Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees, where the options vest over a period of four to five years. During the year ended December 31, 2004, no common shares were issued under the Directors' Share Compensation Plan. The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004. For the year ended December 31, 2003, stock issued under the first two plans totaled 88,710 for consideration of $0.7 million.

        As at December 31, 2004, the Corporation's outstanding number of stock options is 406,580 where 168,940 stock options are exercisable.

        Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants' ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", where compensation expense is now recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment has been applied retroactively without restatement of prior periods. This resulted in a charge to opening deficit of $0.3 million with a corresponding credit to contributed surplus at January 1, 2004. For the year ended December 31, 2004, compensation expense of $0.2 million was included in operating expense in the statement of operations.

Contingencies

        Refer to note 24 to the accompanying annual audited consolidated financial statements for a full description of the Corporation's outstanding contingencies.

Off-Balance Sheet Arrangements

        The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation entered into forward contracts in 2003 as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. During the current year, SR Telecom sold its US $2.0 million forward contract. The change in market value of this contract from the date of purchase to expiry date in March 2004 resulted in a realized foreign exchange gain of $0.2 million recorded in the consolidated statement of operations. The Corporation had not entered into other forward contracts in 2004.

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

        Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

        Refer also to note 24 and 27 to the accompanying annual audited consolidated financial statements for a full description of the Corporation's guarantees and derivative financial instruments, respectively.

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

Cash Flows

        For the year ended December 31, 2004, cash flows used in operations totaled $41.2 million as compared to $44.0 million for the year ended December 31, 2003. This is primarily the result of lower revenues resulting in increased operating losses offset by the gain on sale of a long-term investment and a gain on the settlement of the claim with Solectron along with a decrease in non-cash working capital items, in particular the outstanding accounts receivable.

        For the year ended December 31, 2004, cash flows from financing activities totaled $31.3 million as compared to a use of $14.1 million for the year ended December 31, 2003. The cash inflows reflect $46.8 million in net proceeds from the issue of shares and warrants, offset by $15.5 million in debt repayments. For 2003, the cash outflow reflects debt repayments offset by the proceeds on the private placement.

        For the year ended December 31, 2004, cash inflows from investing activities totaled $6.1 million as compared to $46.2 million for the year ended December 31, 2003. The decrease in the cash inflow in 2004 resulted from the net cash acquired on acquisition of Netro Corporation in 2003 and the sale of short-term investments during the year to fund operations.

New accounting recommendations

Financial Instruments — Disclosure and Presentation

        The CICA recently issued revisions to section 3860 of the CICA Handbook, "Financial Instruments — Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities. These revisions come into effect on January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

Financial Instruments — Recognition and Measurement

        The CICA recently issued section 3855 of the CICA Handbook, "Financial Instruments — Recognition and Measurement". The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation will evaluate the impact of this section on consolidated financial statements on January 1, 2007.

Hedges

        The CICA recently issued section 3865 of the CICA Handbook, "Hedges". The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It makes sure that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation will evaluate the impact of this section on consolidated financial statements on January 1, 2007.

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

        The following table sets out the name of each of the individuals who are directors of the Corporation as of April 9, 2005, the municipality of residence and other principal board and committee positions.

Name	Other Positions with the Corporation	Director Since
John C. Charles(1) (Toronto, Ontario)		2001
Constance L. Crosby (Toronto, Ontario)		1986
J.V. Raymond Cyr(2)(3) (Montreal, Quebec)		1996
Lionel P. Hurtubise(1)(2) (Montreal, Quebec)	Chairman of the Board of Directors	1999
Peter L. Jones(3) (Toronto, Ontario)		2004
Paul E. Labbé(1) (Ottawa, Ontario)		1999
Robert E. Lamoureux(3) (Toronto, Ontario)		2004
Nancy E. McGee(3) (Mississauga, Ontario)		1984
Pierre St-Arnaud (Montreal, Quebec)	President and Chief Executive Officer	2001
Louis A. Tanguay(1) (Montreal, Quebec)		2004

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

        J.V. RAYMOND CYR has served on the board of SR Telecom since 1996 and is Chair of Polyvalor Inc. A former Chairman of BCE, Bell Canada, Telesat Canada and TMI Communications, Mr. Cyr also serves on the boards of Canadian National, G.T.C. Transcontinental Ltd., ART Advanced Research and Technologies, the Old Port of Montreal Corporation Inc., IsacSoft Technologies Inc., Triton Electronik Inc. and Fonds-Groupe Investissements Technologiques. He is also a member of the Canadian Academy of Engineering and a Director Emeritus of École Polytechnique de Montréal.

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

        PETER L. JONES is the President and Chief Executive Officer of Diligent Capital Inc, a private equity and financial consulting company, which he founded. He is an experienced financial executive, having served in various management positions over a twenty-eight-year career in investment banking. Most recently, Mr. Jones was Vice Chairman of National Bank Financial Inc. in Toronto from 1999 to 2000 and Executive Vice President and Head of Investment Banking of First Marathon Securities Limited from 1995 to 1999. From 1989 to 1995, he was President and Chief Executive Officer of Salomon Brothers Canada Inc., which he joined following a seventeen-year career at Wood Gundy Inc. in Toronto, Calgary and London, England, latterly as Global Head of Corporate Finance. Mr. Jones has a B.A.Sc. degree in Industrial Engineering from the University of Toronto and an M.B.A. degree from the Harvard Graduate School of Business.

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

        ROBERT E. LAMOUREUX was appointed to SR Telecom's Board of Directors in 2004. Currently, Mr Lamoureux is a Director of the Institute of Corporate Directors. He has served on numerous industry and professional committees and boards, including the CICA's Auditing Standards Board, IFIC's Accounting Advisory Committee and OSFI's Trust Company Advisory Committee. Mr. Lamoureux is Lead Director, of Royal Group Technologies Limited. He has an Honours Bachelor of Commerce from the University of Windsor, and is a chartered accountant.

        NANCY E. MCGEE has served on the board of SR Telecom since 1984 and is a Managing Director of LeBlanc & Royle Enterprises Inc. Ms. McGee is a chartered accountant. She joined LeBlanc in 1978 and was involved in the growth of that company's various communications infrastructure businesses throughout the world. Ms. McGee also serves on the boards of several non-profit organizations.

        PIERRE ST-ARNAUD was appointed President in June 2000 and Chief Executive Officer of the Corporation in April 2001 and has served on the board of SR Telecom since 2001. Mr. St-Arnaud also sits on the Board of Electro Composites Inc. From 1981 to 1995 he was employed in the national and international operations of the Asea Brown Boveri (ABB) group of companies. In 1993, he became President of Power Transmission and Distribution Segment, ABB Canada. In 1996, he served Hydro Québec as Executive Vice President, Technology and Development. From 1997 to 1999 he was engaged as President and Chief Executive Officer at Geomat International Inc., a leader in the global geomatics industry.

        LOUIS A. TANGUAY joined the board of SR Telecom in 2004. Retired from Bell Canada after a career spanning over four decades and during which he held a number of executive positions, including President of Bell Canada International from 1998 - 2001, Mr. Tanguay possesses a deep understanding of the management of telecommunications operations. He currently serves as a director of several public companies including Aéroports de Montréal, Canbras Communications (Chairman), Bell Nordiq, Medysis Inc., Rona Inc., Simpler Networks, and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.

Executive Officers

        Executive officers are appointed annually and serve at the discretion of the board of directors.

        The following table sets out information concerning our corporate officers, including name and position with us.

Pierre St-Arnaud	President and Chief Executive Officer
David L. Adams	Senior Vice-President, Finance and Chief Financial Officer
Marie-France Desnoyers	Vice-President, Human Resources
Charles Immendorf	Vice-President, Research and Development
Albert Israel	Vice-President, Products and Technology
Allan Klein	Vice-President, Systems and Technology
Michael J. Morris	Senior Vice-President
Christophe Padiou	General Manager, SR Telecom SAS, France
Benoit Pinsonnault	Senior Vice-President, Operations

        The following are brief biographies of our corporate officers other than Mr. Pierre St-Arnaud whose biography appears under the heading "Directors".

        DAVID L. ADAMS, SR Telecom's Senior Vice President Finance and Chief Financial Officer, joined SR Telecom in March 1999. He is responsible for executive management and oversight of all financial operations for the company. Prior to joining SR Telecom, Mr. Adams had spent ten years with CAE Inc., where he was Vice President, Finance and Administration of CAE Electronics Ltd. and Treasurer of CAE Inc. Mr. Adams earned his Bachelor's degree in Commerce and Finance from the University of Toronto in 1979. He began his career at Clarkson Gordon, a Canadian affiliate of Ernst & Young, where he gained his chartered accountant designation. In 1984, he joined The Bank of Nova Scotia. As Senior Manager, he was responsible for the corporate finance and account management activities of the bank's largest corporate banking unit in Canada.

        MARIE-FRANCE DESNOYERS joined SR Telecom in December 1998, as Vice President, Human Resources. In this capacity she leads the company's effort to attract, retain and direct the career development of SR Telecom's top talent. Ms. Desnoyers has accumulated 12 years of experience in compensation & benefits, organizational development and international human resources. Prior to joining SR Telecom she worked for four years in a high technology environment as Manager, Human Resources with CAE Electronics and before that at Avon Canada. Ms. Desnoyers has a bachelor degree in Sciences from the Universite de Montreal.

        CHARLES IMMENDORF is the Vice President, Research and Development of SR Telecom. Mr. Immendorf is responsible for leading our overall research and development activities and managing the product development teams. Mr. Immendorf joined SR Telecom in September 2003 with the acquisition of Netro where he was Vice President, Software Development. Prior to joining Netro he was Director, Software Development at AT&T Wireless where he led the development team for Project Angel from 1995 to 2002. Mr. Immendorf has a B.Sc. in Electrical Engineering with highest honours from Rutgers University College of Engineering.

        ALBERT ISRAEL is Vice President, Products and Technology of SR Telecom. Mr. Israel joined SR Telecom in September 1999 as Director of Research and Development and was promoted to Vice President, Engineering in December 2001. Mr. Israel is responsible product strategy and product line management. Mr. Israel has more than 15 years of management experience in the telecommunications industry. Before joining SR Telecom, Mr. Israel was Vice President of Strategy and Technology at Positron Industries Inc., a leading provider of 911 communication systems, which he joined in 1986 after completing a bachelor's degree in Electrical Engineering at McGill University.

        ALAN KLEIN is Vice President, Systems and Technology of SR Telecom, where he leads the effort of SR Telecom's development organization focusing on strategic research and development and emerging technologies. Under his direction, SR Telecom continues to focus significant resources on technology innovation and execution. Mr. Klein joined SR Telecom in 1987 and has held several management positions in the areas of product and technology development.

        MICHAEL J. MORRIS is Senior Vice President. He is responsible for all legal aspects of commercial contracts as well as sales in the Middle-East, Africa, Australia, New Zealand and Fiji. Mr. Morris is a graduate of Imperial College in London, England, where he received his Bachelor's of Science (Honours) degree in Physics. Mr. Morris joined SR Telecom in 1984, as Vice President Engineering.

        CHRISTOPHE PADIOU is General Manager, SR Telecom SAS in France. In this role, Mr. Padiou manages all operational aspects of the EMEA regions including production support and maintenance, project management, sales support, human resources and administration. Mr. Padiou was previously Vice President, Sales EMEA at SR Telecom. He joined SR Telecom in September 2001 with the acquisition of the FWA group of Lucent Technologies. He is a graduate of engineering from Sup Telecom Paris.

        BENOIT PINSONNAULT is Senior Vice President, Operationsof SR Telecom. Mr. Pinsonnault is responsible for the development of SR Telecom's manufacturing and supply-chain strategy. Additionally, Mr. Pinsonnault oversees the day-to-day operations of the company's manufacturing organization, including all product fulfillment and logistics to meet SR Telecom's goal of total customer satisfaction. Mr. Pinsonnault joined SR Telecom in December 1992 as Director of Manufacturing Engineering. He subsequently held the positions of Director — Production, and Director — Manufacturing, and was promoted to Vice President Customer Satisfaction and Operations in September 2000.

COMPENSATION OF DIRECTORS AND OFFICERS

        For the year ended December 31, 2004, an aggregate amount of $2,301,650 was paid to the members of the board of directors of the Corporation and to the executive officers of the Corporation and its subsidiaries, including compensation for salary, bonuses and benefits. In 2004, 148,000 options were granted to executive officers of the Corporation. As of December 31, 2004, no amounts had been set aside for pension and retirement benefits for directors and executive officers.

Compensation of Named Executive Officers

        The following Summary Compensation Table summarises the compensation during the three fiscal years ended December 1, 2004, for our Chief Executive Officer and our four most highly compensated executive officers, other than the CEO, of which were serving the Corporation at the end of the financial year (collectively, the "Named Executive Officers"). The determination of the most highly compensated executive officers is made on the basis of the total annual salary and annual incentive bonuses earned during the fiscal year ended December 1, 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)	Stock Options Granted (#)	All Other Compensation(2) ($)

Pierre St-Arnaud President & Chief Executive Officer	2004 2003 2002	310,000 310,000 310,000	— — 155,000	— — —	50,000 — 10,000	15,562 15,500 15,452

David L. Adams Senior Vice President, Finance & Chief Financial Officer	2004 2003 2002	228,375 225,000 203,000	— — 66,990	— — —	28,000 — 4,000	11,405 11,220 10,161

Benoit Pinsonnault Senior Vice President Operations	2004 2003 2002	228,375 225,000 180,000	— — 59,400	— — —	28,000 — 5,000	11,405 11,190 8,953

Charles Immendorf(3) Vice President, R & D	2004 2003	204,914 70,742	— —	— —	— —	115,945

Michael J. Morris Senior Vice President	2004 2003 2002	195,000 188,500 182,000	— — 36,400	— — —	14,000 — 3,500	24,669 16,015 1,623

(1)
Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(2)
All other compensation includes contributions to the Corporation's retirement savings plan, and, for Michael J. Morris, overseas allowances.

(3)
Mr. Immendorf joined SR Telecom Inc. further to the Netro acquisition in September 2003 and transferred to Montreal in August 2004 from the Redmond office. His annual salary is $160,000 US. He received a Transfer allowance of US$80,000.

NAMED EXECUTIVE NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)	Stock Options Granted (#)	All Other Compensation(2) ($)

Claude Giguère(1) Senior Vice President, Sales Terminated November 5th, 2004	2004 2003 2002	207,885 171,731 —	— — —	— — —	— 3,500 —	50,013 13,302 —

Marc St-Onge(2) Vice President, Product Line Management Terminated May 7th, 2004	2004 2003 2002	76,923 200,000 200,000	— — 40,000	— — —	— — 3,500	160,178 15,214 28,656

(1)
Salary shown for Mr. Giguere includes full base salary to termination date, being November 5th, 2004. All Other Compensation includes vacation payment of $7,606 USD and $6,250 USD in employer match contribution to Safe Harbour 401K for 2004, plus Salary continuance until December 31, 2004. Salary continuance will end on June 8th 2005. The salary received in 2005 will be equivalent to $111,173 CAD; this amount is not included in the amounts above. exch. Rate = 1.21966.

(2)
Salary shown for M. St-Onge includes base salary to termination date, being May 7th 2004. All Other Compensation includes a lump sum payment of $76,923 part of his termination package and salary continuance of $53,846, $25,354 in vacation pay and $4,055 of contribution to Retirement Savings Plan.

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

KESOP

        The KESOP serves as a tool to retain talented individuals within the Corporation. As of April 6, 2005, there were options to purchase 402,880 Common Shares outstanding under the KESOP, from a total authorized reserve amount still available under this plan of 446,550, leaving 43,670 Common Shares available for further option grants.

DSCP

        Since implementation, a total of 44,925 Common Shares have been issued to directors, at the then current market price, in lieu of cash compensation. The aggregate number of shares of Common Shares reserved for issuance under this plan is 45,000 and, at present, a current reserve of 75 Common Shares is available under this plan for future issuances.

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

Option Grants During 2004

        The following table provides summary information regarding stock options granted to the Named Executive Officers under our Restated 1998 Key Employee Stock Option Plan during the fiscal year ended December 31, 2004.

Name and Principal Position	Options Granted in 2004(1)	% of Total Options Granted to Employees in 2004	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the date of grant ($/Security)	Date of Expiration
Pierre St-Arnaud President & Chief Executive Officer	50,000	33.5%	7.47	7.45	April 15, 2014
David L. Adams Senior Vice President, Finance & Chief Financial Officer	28,000	18.8%	7.47	7.45	April 15, 2014
Benoit Pinsonnault Senior Vice President Operations	28,000	18.8%	7.47	7.45	April 15, 2014
Charles Immendorf Vice President, R & D	0	—	—	—	n/a
Michael J. Morris Senior Vice President	14,000	9.4%	7.47	7.45	April 15, 2014
NAMED EXECUTIVE NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
Claude Giguère(2) Senior Vice President, Sales	—	—	—	—	—

Notes:

(1)
The options become exercisable in 20% increments, commencing on the first anniversary of the date of grant. Options expire if not exercised within ten years of the date of grant.

(2)
Claude Giguere maintains vesting rights for a total of 700 options on options granted April 23, 2003 until May 8, 2005 as approved by the Board of Directors.

Aggregated Option Exercises During 2004 and Financial Year-End Option Values

        The following table provides summary information concerning the exercise of options by each of our Named Executive Officers during the fiscal year ended December 31, 2004 and the total number of options to acquire Common Shares held by each of them as of December 31, 2004. The value realized upon exercise is the difference between the market value of the underlying Common Shares on the date of exercise and the exercise price. The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option and the market value of our Common Shares at December 31, 2004. The market value of a Common Share on the Toronto Stock Exchange was $3.80 on December 31, 2004.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at Year End Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Year End ($) Exercisable/Unexercisable
Pierre St-Arnaud President & Chief Executive Officer	0	—	16,200/60,800	—/—
David L. Adams Senior Vice President, Finance & Chief Financial Officer	0	—	9,800/32,700	—/—
Benoit Pinsonnault Senior Vice President Operations	0	—	7,700/33,200	—/—
Michael J. Morris Senior Vice President	0	—	8,800/17,700
NAMED EXECUTIVE NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
Claude Giguère(1) Senior Vice President, Sales	0	—	700/0	—

Note:

(1)
Claude Giguere maintains vesting rights for a total of 700 options on options granted April 23, 2003 until May 8, 2005 as approved by the Board of Directors.

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

        The employment agreement of Mr. David Adams, Senior Vice President Finance and Chief Financial Officer of the Corporation, provides for continuance of salary for a period of eighteen months, as well as full vesting of all options then held, in the event of termination of employment for any reason other than cause. Salary continuance and full vesting of options will also occur in the event of a change of control of the Corporation.

        The employment agreement of Mr. Benoit Pinsonnault, Senior Vice President Operations of the Corporation, provides for continuance of salary for a period of eighteen months, as well as full vesting of all options then held, in the event of termination of employment for any reason other than cause.

Retention Bonus

        Mr. Pierre St-Arnaud, Chief Executive Officer of the Corporation and Mr. David Adams, Senior Vice President Finance and Chief Financial Officer of the Corporation have entered into an agreement with the Board of Directors by which their personal loans, described in the Share Purchase Loan receivable and Other Receivable sections below, will be forgiven provided they remain employed by the corporation for a ten week period starting March 1st, 2005. Similarly, Mr. Benoit Pinsonnault, Senior Vice President, Operations, will be entitled to receive the equivalent of 100% of his base salary earned, with normal payroll, for the same period.

Directors' Compensation

        The board of directors has adopted a compensation policy for its directors who are not officers or employees of the Corporation. The Chairman of the Board receives an annual fee of $37,000. The Chairman of a Committee receive an annual fee of $3,000 and members of a Committee receive and annual fee of $2,000. Directors receive an annual fee of $12,000 and an attendance fee for board meetings, corporate governance committee meetings and audit committee meetings of $1,000 per director.

        The following table sets forth the aggregate compensation paid to directors in 2004.(1)

Name of Director	Retainer ($)	Attendance at Regularly Held Board Meetings ($)	Attendance At Committee Meetings Held Other Than On Board Meeting Day ($)	Attendance At Board Meetings Held Telephonically ($)
John C. Charles	13,000	9,000	0	2,500
Constance L. Crosby(3)	11,500	9,000	0	2,000
J.V. Raymond Cyr	15,250	10,000	11,500	2,500
Paul A. Dickie(2)	5,500	6,000	500	1,500
Lionel P. Hurtubise	35,500	10,000	7,500	2,500
Peter L. Jones	10,500	4,000	5,000	1,000
Paul E. Labbé	13,000	9,000	0	2,500
Robert E. Lamoureux	7,000	2,000	4,000	1,000
Nancy E. McGee	15,250	10,000	9,000	2,500
Louis A. Tanguay	10,500	6,000	1,000	1,000

Notes:

(1)
Mr. St-Arnaud attended all board meetings; however, he receives no additional compensation in his capacity as a director of the Corporation.

(2)
Mr. Dickie resigned from the Board on June 23, 2004

(3)
During the month of January of 2004 Ms. Constance L. Crosby was a partner of Byrne, Crosby, a law firm that provided legal services to the Corporation at the firm's customary rates. In connection with these services, the Corporation paid Byrne, Crosby $72,000 for legal services in the fiscal year ended December 31, 2004.

        Under the DSCP, directors are entitled to fix in advance, at the start of each fiscal year, a percentage of their directors' compensation between 10% and 100% to be paid quarterly in Common Shares, at the market price at the time of acquisition. In the year 2004, no Common Shares were issued to directors under the Directors' Share Compensation Plan.

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

        There were ten meetings of the board of directors in 2004, exclusive of meetings held by teleconference, and nine meetings are scheduled for 2005. Additional meetings will be held as required.

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

        Further to its analysis, the board of directors concluded that seven of the ten directors currently comprising the Board are unrelated, namely: Messrs. John C. Charles, J.V. Raymond Cyr, Lionel P. Hurtubise, Peter L. Jones, Robert E. Lamoureux, Louis A. Tanguay and Ms. Nancy E. McGee. Mr. Pierre St-Arnaud is the Chief Executive Officer of the Corporation and is, as the Corporation's most senior officer, considered related. Ms. Constance L. Crosby and Mr. Paul E. Labbé, given their minor business dealings with the Corporation, as more particularly described in "Related Party Transactions", are also determined to be related directors. The board of directors believes that each of its members acts independently and, in every case, in what they believe to be the best interests of the shareholders of the Corporation.

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

Compensation and Nominating Committee

        The Compensation and Nominating Committee is currently composed of three directors, Messrs. J.V. Raymond Cyr (Chair), Lionel P. Hurtubise and Louis A. Tanguay. Mr. Paul A. Dickie served on the Compensation and Nominating Committee until his resignation from the board of directors on June 23, 2004. The Committee makes recommendations to the board of directors on, among other things, the compensation of directors, senior executives and all significant compensation matters. The Committee also formulates or reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

Audit Committee

        During the year ended December 31, 2004, the Audit Committee was composed of four directors, being Messrs. J.V. Raymond Cyr, Peter L. Jones and Robert E. Lamoureux and Ms. Nancy E. McGee (Chair). The audit committee has discussed with the independent auditors the matters required to be discussed in SAS 61, as may be modified or supplemented. The audit committee has reviewed and discussed the audited consolidated financial statements with management. The audit committee has received the written disclosures and the letter from the independent Chartered Accountants required by Independence Standards Board Standard No. 1, and has discussed with the independent Chartered Accountant the independent accountant's independence. Based on this review and these discussions, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's annual report on Form 20-F for the last fiscal year for filing with the Commission

Corporate Governance Committee

        The Corporate Governance Committee is composed of three members, Messrs. John C. Charles, and Paul E. Labbé and Lionel P. Hurtubise (Chair). Summarily, the Corporate Governance Committee is responsible for developing the Corporation's approach to governance issues, ensuring the appropriateness of its corporate governance policies and practices, and responding to the Corporate Governance Guidelines of the Toronto Stock Exchange.

Management Responsibility And Board Independence From Management

        The board of directors operates independently of management and periodically meets without management present. The functions of Chairman of the Board and Chief Executive Officer are separate, distinct and carried out by two individuals: Mr. Lionel P. Hurtubise serves as Chairman and is a non-management and unrelated director, while Mr. Pierre St-Arnaud, the most senior of all management officers, serves as President and Chief Executive Officer of the Corporation. In addition, the board of directors has put in place mechanisms to ensure that an individual director may, if required, obtain external advice at the expense of the Corporation.

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

EMPLOYEES

        As at December 31, 2004, we had a total of 789 employees (987 at December 31, 2003 and 1,053 at December 31, 2002) of which 235 (233 at December 31, 2003 and 244 at December 31, 2002) were employed by our subsidiary CTR in Chile. All employees are non-unionized except for 143 CTR employees in Chile. They are predominantly technicians and are represented by one union. The collective bargaining agreement expires in March 2007. We consider relations with our employees to be good.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

Ownership of Securities by Directors and Senior Officers

        The following table provides information about the beneficial ownership of shares of SR Telecom's common stock as of April 9, 2005 by each of our directors and senior officers:

	Outstanding Shares		Right to Acquire	Total Number	Percent Beneficially Owned
John C. Charles	1,448,841	(1)	—	1,448,841	8.2%
Constance L. Crosby	7,085		400	7,485	*
J.V. Raymond Cyr	10,317		400	10,717	*
Peter Jones	39,000		—	39,000	*
Lionel P. Hurtubise	3,348		400	3,748	*
Paul E. Labbé	5,657		400	6,057	*
Robert Lamoureux	3,800		—	3,800	*
Nancy E. McGee	1,490,841	(1)	400	1,491,241	8.5%
Pierre St-Arnaud	5,750		16,200	21,950	*
Louis Tanguay	5,000		—	5,000	*
David L. Adams	4,000		9,800	13,800	*
Marie-France Desnoyers	749		4,700	5,449	*
Albert Israel	960		5,200	6,160	*
Allan Klein	2,573		5,250	7,823	*
Michael Morris	—		8,800	8,800	*
Benoit Pinsonnault	1,200		7,700	8,900	*
Christophe Padiou	—		700	700	*

All directors and officers as a group	1,600,280		60,350	1,660,630	9.4%

Notes:

*
Less than 1%

(1)
Includes 1,428,841 Common Shares held by LeBlanc & Royle, of which each of Mr. Charles and Ms. McGee is a shareholder and serves as a managing director. Each of Mr. Charles and Ms McGee disclaims beneficial ownership of these shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our common shares as of April 9, 2005 based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders. The percentage of outstanding ordinary shares is based on 17,610,132 Common Shares outstanding as of April 9, 2005. Common Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this report are treated as outstanding only for the purpose of determining the percent owned by such person or group. None of these shareholders has voting rights different from other holders of Common Shares.

	Number of Common Shares owned directly or indirectly	Number of Warrants owned directly or indirectly	Number of Common Shares Beneficially Owned	Percentage of outstanding common shares beneficially owned
Howsen Tattersal Investment Counsel	1,768,645	—	1,768,645	10.0%
Carso Global Telecom, S.A. de C.V.(1)	1,760,000	—	1,760,000	10.0%
LeBlanc & Royle Enterprises(2)	1,428,841	—	1,428,841	8.11%
Courage Capital Management LLC	1,162,400	—	1,162,400	6.6%

Notes:

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

        As at March 31, 2005 there were 352 shareholders of record. Of that number, 156 were US holders representing a total of 27.5%our common shares then outstanding.

Related Party Transactions

RELATED PARTY TRANSACTIONS

Consulting and Professional Services

        John Charles and Nancy McGee are directors of SR Telecom and managing directors of LeBlanc & Royle Enterprises Inc., a shareholder of ours that beneficially holds over 8% of our Common Shares. Constance Crosby is a director of SR Telecom as well as the secretary of LeBlanc & Royle Enterprises Inc. LeBlanc & Royle occasionally performed consulting services for us. For the years ended December 31, 2003 and 2002, general consulting services amounted to $102,000 and $104,000, respectively. Paul Labbe, a member of our board of directors, was paid $42,000 in consultant fees by the Corporation in 2002 relating to the financing and proposed sale of CTR. Ronald Couchman, a former board member, received $40,000 in consultant fees in 2002.

        Constance Crosby, a member of the board of directors, was a partner in Byrne, Crosby, a law firm, and performed certain professional work for us. For the years ended December 31, 2004, 2003 and 2002, legal professional expenses amounted to $72,000, $265,000 and $145,000, respectively.

Director's Fees

        As part of compensation for services provided as members of our Board of Directors, we offer to our directors the option to receive our Common Shares in lieu of cash payments for their services. For the years ended December 31 2003 and 2002, we issued 22,729 and 12,075 common shares under the Directors' Share Compensation Plan at an aggregate value of $174,000 and $139,000 respectively.

Share Purchase Loan Receivable

        The aggregate indebtedness outstanding to us or any of our subsidiaries, relating to the purchase of our Common Shares, of all directors, executive officers and senior officers, as of December 31, 2004 is $128,000. The principal amount is due July 3, 2006, and bears interest at 5% per annum. These loans were made pursuant to Formal Loan Agreements dated July 3, 2001.

Name and Principal Position	Involvement of Issuer	Amount outstanding at December 31, 2003	Security for Debt
Pierre St-Arnaud President & Chief Executive Officer	Loan to purchase common shares of SR Telecom	$70,000	Unsecured
David L. Adams Senior Vice President, Finance & Chief Financial Officer	Loan to purchase common shares of SR Telecom	$58,000	Unsecured

Other Receivable

        The following describes the nature of the other receivable from an executive officer as at December 31, 2004:

Name and Principal Position	Involvement of Issuer	Amount outstanding at December 31, 2003	Security for Debt
Pierre St-Arnaud President & Chief Executive Officer	Loan associated with relocation of principal residence	$34,000(1)	Unsecured

Note:

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

ITEM 8.    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our consolidated financial statements for the fiscal years ended December 31, 2002, 2003 and 2004 and the auditors' report signed by Deloitte and Touche LLP are presented at Item 18 of this report.

LEGAL PROCEEDINGS

Solectron Arbitration

        On December 19, 2002, Solectron California Corporation filed arbitration against Netro for disputes arising under its 1998 "Manufacturing Agreement". Prior to arbitration proceedings, we settled the claim with Solectron and agreed to accept delivery of US$4,000,000 of inventory materials. Partial payment was made in 2004 and early 2005. We did not meet our February 2005 payment obligation which resulted in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. We have reached an agreement by which Solectron will take no further action until June 15, 2005 for which we have agreed to pay interest and fees as well as the overdue amount of US$550,000 on that date. The remaining US$ 900,000 is due on August 26, 2005.

Future Communications Company ("FCC") Litigation

        The dispute with FCC relates to the alleged improper draw down by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. On February 2, 2005, the Kuwait Commercial Court passed judgement in favour of the FCC claim. We filed an appeal on March 2, 2005 and are awaiting a new court date to pursue the litigation. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

Haiti

        The long-term accounts receivable includes a receivable from Teleco de Haiti. We are currently involved in proceedings to collect these funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

        In December 2001, we filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to us under a Tripartite Agreement between Teleco de Haiti, MCI International and ourselves. The agreement provides for the financing of a contract with Teleco de Haiti pursuant to which we were to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

        In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to us since the execution of a Termination Agreement between ourselves and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

        On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by us against Teleco de Haiti and the counterclaim by Teleco de Haiti against us. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, we filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then we would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

        On April 27, 2004, MCI's Bankruptcy Plan was made effective and the Court approved date for filing of objections was six months from the effective date of the Plan. On October 15, 2004, MCI objected to the claim. We filed a notice of objection and is continuing to pursue its claim with MCI. The parties are currently entering the discovery process. Concurrently, we are in discussions with Teleco de Haiti to accelerate the collection outside of the court process. We haveas a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If we cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

SIGNIFICANT CHANGES

        Due to the maturity of our Debentures and our inability to fund their repayment from our existing cash resources as well our need for working capital to operate, on April 18, 2005, we entered into an agreement in principle with a group representing the required majority of our outstanding 8.15% Debentures due April 22, 2005, regarding a proposed recapitalization plan. On April 25, 2005, we announced that the date of maturity of the bonds was extended to June 30, 2005.

        Under the terms of the agreement in principle, we would exchange the outstanding $71 million in principal amount of our 8.15% Debentures, due April 22, 2005 and all accrued interest of approximately $2.9 million into 47,266,512 common shares and approximately $63.9 million new 10% Convertible Redeemable Secured Debentures, due 2010. Interest on the new Convertible Debentures would be payable in cash or in kind at our option. The common shares issued to the Debenture holders would represent approximately 73% of the issued and outstanding common shares. In addition, each $1,000 in principal amount of new Convertible Debentures will be convertible into 4,727 (the "Conversion Rate") common shares, representing a conversion price at closing of approximately $0.21 per common share. The Conversion Rate may be adjusted to account for interest accrued pending closing such that the aggregate equity holding represented by the common shares issued together with the new Convertible Debentures would not exceed 95.2% of the issued and outstanding common shares of the Corporation on a fully diluted basis.

        The restricted group of Debenture holders has also agreed, subject to execution of final documentation, to provide us with a five-year $50 million secured Credit Facility of which $20 million would be available as soon as loan documentation and registrations are in place, with the balance to be available over the next three quarters, subject to certain conditions. Based on the current agreement in principle, the financial terms include the following: a 2% up-front facility fee (based on the full $50 million facility amount) and interest paid partly in cash at a rate equal to the greater of 6.5% and the three-month Canadian Dollar LIBOR rate plus 3.85% and partly paid in kind at a rate equal to the greater of 7.5% and three-month Canadian Dollar LIBOR plus 4.85%. In addition the facility contemplates a payout fee of 5% (based on $50 million facility amount) or 2% of distributable value at maturity.

        The Debenture exchange and the Credit Facility are subject to numerous conditions, including the execution of definitive documentation satisfactory to the lenders under the Credit Facility, the approval by the holders of at least 66 2/3% of the outstanding Debentures, and regulatory approval. Debenture holders representing approximately 75% of the outstanding Debentures have indicated in writing their support for the Debenture exchange. The Credit Facility is expected to close as soon as loan documentation and registrations are in place and the Debenture exchange is expected to close on or about May 9, 2005 although there can be no assurance that such conditions will be satisfied by such date.

        Additionally, it is a condition of the recapitalization that the lenders to our Chilean subsidiary, CTR, will restructure CTR's outstanding debt and amortization schedule and provide an extended waiver of at least three years, subject to final negotiations and the receipt of credit approvals. CTR's lenders have currently waived compliance with certain financial and operational covenants of CTR until May 1, 2005.

        We are free to accept an alternative transaction, which must provide for the payment of all amounts due to the Debenture holders plus expenses, unless otherwise agreed to by the Debenture holders. However, if we accept an alternative transaction after the later of two weeks from April 18, 2005 or the date on which the Credit Facility becomes binding, such acceptance would result in the payment of $1 million to the lenders providing the Credit Facility.

ITEM 9.    THE OFFER AND LISTING

OFFER AND LISTING DETAILS

        The following table sets forth the high and low sales prices for our Common Shares as reported by the Toronto Stock Exchange, in Canadian dollars, for each full financial year since 2000 and as reported by the Nasdaq National Market, in US dollars, since our common shares started trading in the Nasdaq in September 2003.

	Toronto Stock Exchange		Nasdaq National Market
Year	High	Low	High	Low
2000	132.00	27.00
2001	44.00	11.00
2002	27.50	7.00
2003	15.00	5.50	6.80	4.50
2004	9.41	1.56	7.25	1.28

        The following table sets forth the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, for each financial quarter in 2003 and 2004 and as reported by the Nasdaq National Market, in US dollars for each financial quarter, since our common shares started trading in the Nasdaq in September 2003.

	Toronto Stock Exchange		Nasdaq National Market
Quarter	High	Low	High	Low
Q1 2003	12.10	5.90
Q2 2003	15.00	5.50
Q3 2003	11.40	6.85	5.89	5.02
Q4 2003	8.80	6.00	6.80	4.50
Q1 2004	9.41	6.60	7.25	4.81
Q2 2004	7.85	3.53	6.01	2.54
Q3 2004	4.76	2.06	3.61	1.57
Q4 2004	5.05	1.56	4.37	1.28

        The following table sets forth the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, and as reported by the Nasdaq National Market, in US dollars, for the most recent six months.

	Toronto Stock Exchange		Nasdaq National Market
Month	High	Low	High	Low
October 2004	3.10	1.75	2.45	1.46
November 2004	5.05	1.56	4.37	1.28
December 2004	4.40	3.01	3.60	2.52
January 2005	4.14	1.17	3.43	0.94
February 2005	1.32	0.87	1.07	0.71
March 2005	1.30	0.61	1.08	0.54

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

Warrants

        We have two series of warrants, the first series of warrants entitles each holder to purchase one Common Share at a price of $ 10.00 per share, subject to adjustment in certain circumstances, at anytime prior to August 27, 2008, The second series ofwarrants entitles each holder to purchase one Common Share at a price of $9.00 per share, subject to adjustment in certain circumstances, at any time prior to February 18, 2006. A warrant holder does not have any right as shareholder of the Corporation including the right to vote or attend meetings of shareholders or to receive dividends or other distributions.

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

Quorum Requirement for Any Meeting of the Holders of Common Stock

        In connection with the listing of our common shares on the Nasdaq National Market, we requested, based upon current business practice in Canada, and obtained, a waiver from Nasdaq Marketplace Rule 4350(f) regarding the quorum requirement. Pursuant to Rule 4350(f), a listed issuer shall provide for a quorum, as specified in its by-laws, of no less than 33 1/3% of the outstanding shares of common stock for any meeting of the holders of common stock. Our by-laws provide for a quorum of no less than 25% of our outstanding common shares.

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

  •
  Form of Warrant issued July 18, 2003 and August 27, 2003 under a Private Placement;

  •
  Warrant Indenture dated February 24, 2004 between SR Telecom Inc. and Computershare;

  •
  Agreement and Plan of Merger dated as of March 27, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  •
  Amendment No. 1 to Agreement and Plan of Merger dated as of May 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  •
  Amendment No. 2 to Agreement and Plan of Merger dated as of July 17, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  •
  Amendment No. 3 to Agreement and Plan of Merger dated as of August 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation;

  •
  Eighth Amendment and Limited term Waiver Agreement dated as of February 13, 2004 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank; -

  •
  Extension of Waiver Termination Date dated as of February 14, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank; --

  •
  Extension of Waiver Termination Date dated as of March 30, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank; --

  •
  Extension of Waiver Termination Date dated as of April 22, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank; --

  •
  Principles of Restructuring dated as of April 18, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.. -

EXCHANGE CONTROLS

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

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
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

Currency risk

        We have currency exposure arising from significant operations and contracts in multiple jurisdictions which is fundamentally limited to freely tradable and liquid currencies of first world countries. We actively practice reducing our net exposure through operational hedging practices and occasionally use forward exchange contracts as partial economic hedges against fluctuations in the US dollar.

Fair value of financial instruments

        The following methods and assumptions have been used to estimate the fair value of the financial instruments:

  •
  Current financial assets and liabilities and capital leases approximate their fair values due to the short-term maturity of the terms.

  •
  The long-term accounts receivable approximates its fair value based on management's best estimate of the outcome.

  •
  Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

        The fair value and carrying amount of these financial instruments as at December 31, are as follows:

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Debentures	71,000	61,060	71,000	49,700
Notes payable	35,585	30,603	45,232	33,924

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        As of March 31, 2005, we were in default of a specific covenant of our Trust Indenture related to the $71,000,000 Debentures due April 22, 2005 and in default of the same covenant in our CTR term debt. We are currently in the process of refinancing the debentures and of negotiating revised finance terms with the CTR lenders. The Debenture holders have waived the default until June 30, 2005 and the CTR lenders have waived the default to May 1, 2005.

        Further, we were unable to meet our interest and principal payment obligations under the Debenture for April 22, 2005, such payment was waived on April 22, 2005 by the Debenture holders to June 30, 2005 as part of the negotiations of the recapitalization of our balance sheet.

        Export Development Canada, a Canadian governmental agency and the Inter-American Development Bank of Washington have provided US$50 million in term debt financing for CTR. As of December 31, 2004, a principal amount of US$29.5 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008. Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While we have not met all of these covenants, default of the covenants has been waived by the lenders until May 1, 2005.

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

ITEM 16.    [RESERVED]

        Not applicable.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that at least one audit committee financial expert serves on our Audit Committee. The named audit committee financial expert is Robert E. Lamoureux. Mr Lamoureux is an independent director.

ITEM 16B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct that applies to all of our officers and employees, including the Chief Executive Officer, the Chief Financial Officer and our principal accounting officer.

        The Code of Business Conduct is available free of charge by writing to the Corporate Secretary, SR Telecom Inc., 8150 Transcanada Hwy, Montreal, QC H4S 1M5, Canada

ITEM 16C.    AUDIT FEES

        Deloitte & Touche LLP, Independent Chartered Accountants, served as our auditors for the years ended December 31, 2004 and 2003. The following tables set forth the aggregate fees for professional services rendered by Deloitte & Touche LLP to us in 2004 and 2003.

Deloitte & Touche LLP fees	2004	2003
	$	$
Audit fees
Audit services	636,500	331,100
Services in connection with regulatory filings	129,500	486,000
Audit-related fees	36,000	42,000
Tax fees
Preparation of income tax returns	82,600	59,500
Consulting services	40,600	—
Other fees
Due diligence services in connection with the Netro acquisition	—	130,000
Other services	11,300	—

	936,500	1,048,600

        We have introduced procedures for the review and pre-approval of any services performed by Deloitte & Touche LLP. The procedures require that all proposed engagements of Deloitte & Touche LLP for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

        During 2004, the audit committee approved 100% of the audit, non-audit and tax fees.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Financial Statements

        Our audited comparative consolidated financial statements, including the notes thereto, as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, together with the auditor's report thereon which appear at page F-1 of this annual report, are incorporated herein by reference and form an integral part hereof.

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
2.2
Form of Warrant issued July 18, 2003 and August 27, 2003 under a Private Placement (issued prior to the Common Share 10 for 1 consolidation on September 3, 2003.) (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
2.3	Warrant Indenture dated February 2004 between SR Telecom Inc. and Computershare. (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
4.1
Agreement and Plan of Merger dated as of March 27, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.1 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).

Exhibit Number	Description
4.2	Amendment No.1 to Agreement and Plan of Merger dated as of May 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.2 of SR Telecom's Registration Statement on Form F-4, File No. 333-107620).
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

Exhibit Number	Description
4.14	Eighth Amendment and Limited term Waiver Agreement dated as of February 13, 2004 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank (Portions omitted pursuant to a request for confidential treatment). (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
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
4.19	Restated 1998 Key Employee Stock Option Plan dated February 12, 2003, in effect as of the 19th day of April 2001. (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
4.20	Restated Directors' Share Compensation Plan dated February 12, 2003. (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
4.21	Employment Agreement for Pierre St-Arnaud dated June 22, 2000. (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
4.22	Employment Agreement for Pierre St-Arnaud dated February 14, 2005.
4.23	Employment Agreement for David L. Adams dated February 14, 2005.
4.24	Employment Agreement for Benoit Pinsonnault dated February 18, 2005.
4.25	Employment Agreement for Charles Immendorf dated April 28, 2004.
4.26	Employment Agreement for Pierre St-Arnaud dated March 2, 2005.
4.27	Employment Agreement for David L. Adams dated March 2,2005.
4.28	Employment Agreement for Benoit Pinsonnault dated February 28, 2005.
4.29
Extension of Waiver Termination Date dated as of February 14, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.
4.30
Extension of Waiver Termination Date dated as of March 30, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.
4.31
Extension of Waiver Termination Date dated as of April 22, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.
4.32
Principles of Restructuring dated as of April 18, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.

Exhibit Number	Description
8	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
SR Telecom Inc.

        We have audited the accompanying consolidated balance sheets of SR Telecom Inc. (the "Corporation") as at December 31, 2004 and 2003 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

        The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly we express no such opinion.

Montreal, Canada
March 30, 2005

Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences

        The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's consolidated financial statements as described in Notes 3b) and l) to the consolidated financial statements as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors dated March 30, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

Montreal, Canada
March 30, 2005

SR TELECOM INC.
Consolidated balance sheets
As at December 31
(in thousands of Canadian dollars)

	Notes	2004	2003
		$	$
Assets
Current assets
Cash and cash equivalents		4,549	8,434
Short-term investments	5	—	3,231
Short-term restricted cash	10	1,394	2,835
Accounts receivable, net	6	47,500	55,395
Current portion of long-term accounts receivable	7	—	21,687
Income taxes receivable		911	1,889
Inventory	8	59,556	48,027
Prepaid expenses		3,504	5,253

Total current assets		117,414	146,751
Investment tax credits	18	13,150	18,145
Long-term accounts receivable, net	7	5,644	1,571
Long-term restricted cash	10	493	4,243
Property, plant and equipment, net	9	85,442	90,127
Future income taxes	21	—	21,821
Intangible assets, net	11	4,494	5,408
Other assets, net	12	987	1,709

Total assets		227,624	289,775

Liabilities
Current liabilities
Bank indebtedness	13	—	3,000
Accounts payable and accrued liabilities	14	55,682	59,435
Customer advances		1,932	4,163
Current portion of lease liability	16	5,043	5,591
Current portion of long-term debt	15	106,680	7,223

Total current liabilities		169,337	79,412
Long-term lease liability	16	3,577	7,217
Long-term liability	4	1,810	1,939
Long-term debt	15	260	109,467

Total liabilities		174,984	198,035

Commitments and contingencies	24
Shareholders' equity
Capital stock	17	219,653	180,866
Warrants	17	13,029	1,815
Contributed surplus		519	—
Deficit		(180,561)	(90,941)

Total shareholders' equity		52,640	91,740

Total liabilities and shareholders' equity		227,624	289,775

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

/s/ Lionel Hurtubise — Chairman/Director of the BOD

/s/ Pierre St-Arnaud — Director of the BOD

SR TELECOM INC.
Consolidated statements of operations
Years ended December 31
(in thousands of Canadian dollars, except per share information)

	Notes	2004	2003	2002
		$	$	$
Revenue
Equipment		85,079	85,655	146,118
Services		20,273	28,162	34,911
Telecommunications		18,584	14,064	15,874

Total revenue		123,936	127,881	196,903

Cost of revenue
Equipment		56,750	44,949	59,304
Services		13,094	16,053	30,012

Total cost of revenue		69,844	61,002	89,316

Gross profit		54,092	66,879	107,587
Agent commissions		5,521	3,304	13,904
Selling, general and administrative expenses		49,660	52,152	47,050
Research and development expenses, net	18	30,159	27,170	21,336
Telecommunications operating expenses		18,670	21,556	22,510
Restructuring, asset impairment and other charges	22	15,907	3,716	4,912

Operating loss		(65,825)	(41,019)	(2,125)
Loss on change in ownership in subsidiary company	23	—	—	(3,974)
Interest expense, net	20	(8,035)	(8,811)	(12,073)
Gain on sale of long-term investment	19	3,444	—	—
Gain on settlement of claim	24	4,583	—	—
Gain on repurchase of debentures	15	—	1,199	—
Gain (loss) on foreign exchange		2,254	1,031	(2,461)

Loss from operations before income taxes		(63,579)	(47,600)	(20,633)
Income tax (expense) recovery	21	(22,555)	2,845	(252)

Net loss		(86,134)	(44,755)	(20,885)

Basic and diluted loss per share	17	(5.17)	(6.21)	(3.82)

Basic and diluted
Weighted average number of common shares outstanding		16,661,454	7,206,675	5,472,893

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.
Consolidated statements of deficit
Years ended December 31
(in thousands of Canadian dollars)

	Notes	2004	2003	2002
		$	$	$
Deficit, beginning of year, as previously reported		(90,941)	(45,659)	(21,668)
Cumulative effect of adoption of new accounting policy	3	(272)	—	(3,106)

Deficit, beginning of year, as restated		(91,213)	(45,659)	(24,774)
Net loss		(86,134)	(44,755)	(20,885)
Share issue costs	17	(3,214)	(527)	—

Deficit, end of year		(180,561)	(90,941)	(45,659)

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.
Consolidated statements of cash flows
Years ended December 31
(in thousands of Canadian dollars)

	Notes	2004	2003	2002
		$	$	$
Cash flows (used in) provided by operating activities
Net loss		(86,134)	(44,755)	(20,885)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization		12,931	13,288	14,913
Asset impairment	22	2,364	1,993	—
(Gain) loss on disposal of property,
plant and equipment		(166)	58	324
Increase in lease liability	16	1,586	—	—
Loss on change in ownership in subsidiary company	23	—	—	3,974
Gain on sale of long-term investment	19	(3,444)	—	—
Gain on settlement of claim	24	(4,583)	—	—
Gain on repurchase of debentures	15	—	(1,199)	—
Stock-based compensation	17	247	—	—
Future income taxes		21,821	(5,733)	(265)
Change in operating assets and liabilities:
(Increase) decrease in long-term accounts receivable		(4,073)	21,832	7,070
Decrease (increase) in non-cash working capital items	25	21,496	(18,106)	28,868
Unrealized foreign exchange		(3,236)	(11,393)	(694)

Net cash (used in) provided by operating activities		(41,191)	(44,015)	33,305

Cash flows provided by (used in) financing activities
Repayment of bank indebtedness	13	(3,000)	(7,000)	—
Repayment of long-term debt and lease liability		(12,536)	(10,429)	(8,445)
Repurchase of debentures	15	—	(2,801)	—
Proceeds from issue of shares and warrants, net of share issue costs	17	46,787	6,157	755

Net cash provided by (used in) financing activities		31,251	(14,073)	(7,690)

Cash flows provided by (used in) investing activities
Decrease (increase) in restricted cash		5,191	(616)	—
Acquisition of Netro Corporation, net of cash acquired	4	—	21,498	—
Purchase of short-term investments	5	(45,439)	(3,231)	(21,624)
Proceeds on sale of short-term investments	5	48,796	34,276	—
Purchase of property, plant and equipment		(6,217)	(5,714)	(3,590)
Proceeds on disposal of property, plant and equipment		859	—	—
Proceeds on sale of long-term investment	19	3,444	—	—
Other assets		(579)	—	(468)

Net cash provided by (used in) investing activities		6,055	46,213	(25,682)

Decrease in cash and cash equivalents		(3,885)	(11,875)	(67)
Cash and cash equivalents, beginning of year		8,434	20,309	20,376

Cash and cash equivalents, end of year		4,549	8,434	20,309

See Note 25 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

1.
Description of business

  SR Telecom Inc. ("SR Telecom" or the "Corporation") was created on February 17, 1981, under the Canada Business Corporations Act. SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom's sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Communicación y Telefonia Rural S.A. ("CTR"), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

2.
Going concern uncertainty

  The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Coporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Corporation's losses for the current and prior years, negative cash flows, significant deficiency in working capital, reduced availability of supplier credit, and the breach of a number of its long-term debt covenants and undertakings, and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities in the ordinary course of business are subject to significant uncertainty.

  The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

  Management's on-going plans with respect to the significant uncertainties described above are as follows:

  1.
  Continuing discussions with its lenders in respect of its non-compliance with its debt covenants, repayment terms, waivers and/or modifications thereto;

  2.
  Seeking of additional financing;

  3.
  Continuing the restructuring of the operations to reduce expenses, and;

  4.
  Securing new sales orders.

  Management believes that with the above plans and the support of the Corporation's current shareholders, lenders, trade creditors and its customers, it will be able to continue in operation as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

  The Corporation's continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation's lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation's customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation's control and there is substantial uncertainty about the Corporation's ability to successfully conclude on the matters.

  Should the Corporation be unsuccessful in the efforts described above, it may be obliged to seek protection from its creditors.

3.
Significant accounting policies

a)
Basis of presentation

    These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

  b)
  Adoption of new accounting policies

    Asset retirement obligation

    Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations". The new recommendation focuses on the recognition and measurement of liabilities for legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's results of operations or financial position.

    Stock-based compensation and other stock-based payments

    Effective January 1, 2004, the Corporation adopted the transitional provisions of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under the transitional provisions of this recommendation, compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1, 2002 in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. At January 1, 2004, the opening deficit increased by $272,000 and contributed surplus was recorded for the same amount.

    Prior to January 1, 2004, the Corporation did not recognize any compensation expense when stock options were granted to employees and directors under the stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees after January 1, 2002 were accounted for in accordance with the fair value method of accounting for stock-based compensation.

    Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock or stock option is charged to deficit. The Corporation's Employee Stock Option Plan and other disclosures are described in note 17.

  c)
  Cash and cash equivalents

    Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less.

  d)
  Short-term investments

    Short-term investments include money market instruments and commercial paper carried at the lower of cost and market value.

  e)
  Inventory

    Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventory is comprised of raw materials, work-in-process and finished goods.

  f)
  Income taxes

    Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

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
  h)
  Impairment of long-lived assets

    Effective April 1, 2003, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

  i)
  Intangible assets

    Intangible assets, representing primarily intellectual property, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of between five and seven years.

  j)
  Bid costs

    Capitalized bid costs represent fees incurred for external services on successful bids. Bid costs are amortized over the portion of revenue recognized on the contract to which they relate.

  k)
  Deferred charges and start-up costs

    Deferred charges represent costs incurred in the successful bid for telephony concessions, securing carrier agreements and obtaining financing for a local fixed wireless telecommunication network in rural Chile. These costs are amortized over a five-year period from the beginning of commercial operations in each concession. Deferred costs incurred to issue debentures or debt are deferred and amortized over the term of the obligation. Other start-up costs relate to certain asset purchases and are deferred and amortized over a five-year period.

  l)
  Foreign currency translation

    Effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life which were previously deferred and amortized over the life of the related items, are included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by $3,106,000 at January 1, 2002.

    Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statements of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

    Subsidiaries, which are financially or operationally dependent on the parent Corporation, are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation gains or losses of such subsidiaries' accounts are reflected in the statements of operations.

  m)
  Revenue

    Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the receivable is reasonably assured.

    The principal revenue recognition guidance used by SR Telecom is the U.S. Securities and Exchange Commission's Staff Accounting Bulletin no. 101 and 104, "Revenue Recognition in Financial Statements" ("SAB 101 and SAB 104"). In December 2003, the Emerging Issues Committee ("EIC") issued abstracts on revenue recognition: EIC 141, "Revenue Recognition" and EIC 142, "Revenue Arrangements with Multiple Deliverables". These new guidelines are consistent with the revenue guidelines used by the Corporation and did not result in any impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

    More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101 and SAB 104, which are consistent with Canadian Accounting Standards. That is: 1) the product or service represents a separate earnings process; 2) objective, reliable and verifiable evidence of fair value exists and 3) the undelivered elements are not essential to the functionality of the delivered elements. Under this guidance, the Corporation recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

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

    The Corporation's customary trade terms include holdbacks on contracts (retainages on contracts) that are due for periods extending beyond a year and are included in long-term accounts receivable (Note 7). Performance of the Corporation's obligations under the contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

    The Corporation ensures collection of its revenue through the use of the Government of Canada export credit agency, letters of credit and the analysis of the credit worthiness of its customers.

    The Corporation's products are not generally sold through resellers and distributors.

    Accruals for warranty costs, sales returns, and other allowances at the time of shipment are based on contract terms and experience from prior claims.

  n)
  Research and development

    The Corporation incurs costs relating to the research and development of new products. Such costs, net of government grants and recognized investment tax credits, are expensed as incurred.

  o)
  Derivative financial instruments

    Derivative financial instruments are utilized by the Corporation in the management of its foreign currency risk. The Corporation does not enter into financial instruments for trading or speculative purposes. The Corporation enters into partial economic hedges of its foreign currency exposures on US denominated accounts receivable by entering into offsetting forward exchange contracts when it is deemed appropriate. The Corporation does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated monetary assets and liabilities.

  p)
  Earnings per share

    The Corporation presents both basic and diluted earnings per share on the face of the statements of operations regardless of the materiality of the difference between them, and uses the treasury stock method to compute the dilutive effect of options and warrants.

  q)
  Employee benefit plan

    SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Corporation's portion of the contributions made under the plan.

  r)
  Use of estimates

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Balances and transactions which are subject to a high degree of estimation are: revenue recognition for long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, income taxes, restructuring and other provisions and contingencies.

  s)
  New accounting recommendations

    Consolidation of variable interest entities

    Accounting Guideline 15, "Consolidation of Variable Interest Entities": This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 is not expected to have an impact on the Corporation's results from operations or financial position.

    Financial instruments — disclosure and presentation

    The CICA recently issued revisions to section 3860 of the CICA Handbook, "Financial Instruments — Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions come into effect on January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

    Financial instruments — recognition and measurement

    The CICA recently issued section 3855 of the CICA Handbook, "Financial Instruments — Recognition and Measurement". The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this section on the consolidated financial statements as of January 1, 2007.

    Hedges

    The CICA recently issued section 3865 of the CICA Handbook, "Hedges". The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on consolidated financial statements as at January 1, 2007.

    Comprehensive income

    The CICA recently issued section 1530 of the CICA Handbook, "Comprehensive income". The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

    Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

    The CICA also made changes to section 3250 of the CICA Handbook, "Surplus", and reissued it as section 3251, "Equity". The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, "Comprehensive income".

    Adopting these sections on January 1, 2007 will require the Corporation to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

    •
    comprehensive income and its components

    •
    accumulated other comprehensive income and its components

4.
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

  The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

$
Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash (Note 10)	6,851
Accounts receivable	1,611
Prepaid expenses and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible assets (Note 11)	9,300
Accounts payable and accrued liabilities (Note 24(d))	(20,364)

Net identifiable assets	56,326

Purchase consideration:
Share consideration (Note 17)	28,012
Lease liability	15,555
Acquisition costs	5,321

48,888

  The lease liability relates to Netro's San Jose facilities, which are not used by SR Telecom. The liability, at the time of acquisition, reflected the present value of future lease payments less expected sub-leasing revenues (Note 16). The acquisition costs are for professional services rendered with respect to the acquisition of Netro and investment banking fees.

  As part of the purchase agreement, the Corporation agreed to indemnify and hold harmless the directors and officers of Netro Corporation for a period of six years, and to obtain directors' and officers' insurance in this regard for a period of three years. A liability of $1,810,000 ($1,939,000 in 2003) (US$1,500,000) has been recorded for the indemnification and is included as a long-term liability.

  The results of operations of Netro are included in the consolidated statements of operations of SR Telecom as of September 5, 2003. On October 8, 2003, the Corporation changed the name of Netro Corporation to SR Telecom USA, Inc.

5.
Short-term investments

  During the year ended December 31, 2004, the Corporation sold its short-term investments.

  As at December 31, 2003, the Corporation had investments in the amount of $3,231,000 (US$2,500,000), bearing interest at 1.038% and maturing on June 16, 2004. The market value of these investments approximated cost.

6.
Accounts receivable, net
	December 31,
	2004	2003
	$	$
Trade	47,866	50,561
Other	3,020	6,701
Allowance for doubtful accounts	(3,386)	(1,867)

	47,500	55,395

7.
Long-term accounts receivable, net
	December 31,
	2004	2003
	$	$
Long-term receivable (i)	5,644	6,046
Holdbacks (ii)	—	17,277
Allowance for doubtful accounts	—	(65)

	5,644	23,258
Current portion	—	21,687

	5,644	1,571

  (i)
  The current portion of long-term accounts receivable is comprised of a receivable from Teleco de Haiti in the amount of US$4,678,000. The Corporation is currently involved in proceedings to collect these funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

    In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under the Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

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

    On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement be preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI were to have accepted the Tripartite Agreement, then SR Telecom would have had claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

    On April 27, 2004, MCI's Bankruptcy Plan was made effective, and the Court approved date for filing of objections was six months from the effective date of the Plan. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is continuing to pursue its claim with MCI. The parties are currently entering the discovery process. Concurrently, SR Telecom is in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material impact on SR Telecom's results of operations.

  (ii)
  Holdbacks (retainages) on contracts that are not receivable by the end of the next fiscal year are classified as long-term. All holdbacks on long-term contracts have been collected in 2004.

8.
Inventory
	December 31,
	2004	2003
	$	$
Raw materials	59,913	44,544
Work-in-process	2,333	1,631
Finished goods	4,742	6,815
Reserve for obsolecence	(7,432)	(4,963)

	59,556	48,027

9.
Property, plant and equipment, net
	December 31,
	2004			2003
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$
Land	1,534	—	1,534	1,523	—	1,523
Telecommunications network equipment	104,016	40,142	63,874	99,407	34,590	64,817
Building, improvements and fixtures	21,870	16,301	5,569	21,444	15,410	6,034
Machinery and equipment	39,671	27,826	11,845	39,971	25,483	14,488
Computer equipment and licenses	18,537	15,917	2,620	18,294	15,029	3,265

	185,628	100,186	85,442	180,639	90,512	90,127

  Property, plant and equipment includes machinery assets held under capital leases of $1,053,000 ($1,053,000 in 2003) and accumulated depreciation of $753,000 ($658,000 in 2003). Computer equipment and licenses include software licenses of $5,950,000 ($5,853,000 in 2003) and accumulated depreciation of $4,626,000 ($3,933,000 in 2003).

10.
Restricted cash
	December 31,
	2004	2003
	$	$
Guaranteed Investment Certificates pledged in support of letters of guarantee issued by a Canadian chartered bank, bearing interest at rates ranging from 1.1% to 2.0% (ranging from 1.1% to 2.3% in 2003), maturing through December 2005	727	1,143
Cash sweep accounts in Chile in trust to meet interest and principal on May 15, 2005	175	—
Deposit certificates to cover long-term lease obligations, US$817,000 (US$4,592,000 in 2003), bearing interest at 0.65%, maturing through October 2006	985	5,935

	1,887	7,078
Current portion	1,394	2,835

	493	4,243

11.
Intangible assets, net
	December 31,
	2004	2003
	$	$
Intellectual property	5,696	5,696
Accumulated amortization	(1,202)	(288)

	4,494	5,408

  The intellectual property relates to the airstar and angel technology acquired as part of the Netro acquisition on September 4, 2003.

12.
Other assets, net

	December 31,
	2004			2003
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Deferred charges and start-up costs	13,501	12,514	987	13,394	11,685	1,709

13.
Bank indebtedness

  During the year ended December 31, 2004, the Corporation repaid the operating line of credit of $3,000,000. This operating line of credit is no longer available to the Corporation.

14.
Accounts payable and accrued liabilities
	December 31,
	2004	2003
	$	$
Trade accounts payable	34,966	27,392
Commissions payable	6,268	9,355
Accrued payroll and related expenses	6,413	6,818
Restructuring provision (Note 22)	2,206	1,424
Accrued interest	1,449	1,492
Other	4,380	12,954

	55,682	59,435

15.
Long-term debt
	December 31,
	2004	2003
	$	$
Senior unsecured debentures issued by the Corporation, due April 22, 2005, bearing interest at 8.15% payable semi-annually, redeemable at the option of the Corporation at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for redemption. (ii)	71,000	71,000
Notes payable (US$15,500,000, US$16,846,153 in 2003) issued by CTR, under a term loan facility, bearing interest at LIBOR plus 4.50% (i)	18,697	21,771
Notes payable (US$14,000,000, US$18,153,847 in 2003) issued by CTR, under a term loan facility, bearing interest at LIBOR plus 4.50% (i)	16,888	23,461
Obligations under capital leases, bearing interest at rates ranging from 8.8% to 12%, repayable at various dates to April 2009	355	458

	106,940	116,690
Current portion	106,680	7,223

	260	109,467

  (i)
  These notes are secured by a pledge of all the assets of CTR and a pledge of the shares of the intermediate holding companies. The Corporation has agreed to support CTR, including the completion of the network and the maintenance of the Corporation's initial equity investment in CTR. SR Telecom has agreed to provide CTR with the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom cannot repatriate its equity funds from Chile to Canada over and above the amount of the initial equity, and SR Telecom's loans to CTR are subordinated to the notes payable. As at December 31, 2004, CTR had liabilities in excess of assets of $49,988,000 ($41,991,000 in 2003). Certain guarantees have been provided by the Corporation, which in certain circumstances are limited to an amount of US$12,000,000. As at December 31, 2004, the lenders have full recourse against SR Telecom for the complete amount of the loans. Additional credit enhancements by the Corporation may be required, subject to approval by the lenders.

    These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2005. Subsequently, on March 30, 2005, CTR's lenders agreed to extend the waiver until April 22, 2005. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivable turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence of the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

    In the event that these covenants do not continue to be waived, all amounts due under the notes, including interest and other fees, would be declared due and immediately payable. In addition, a default would be triggered under SR Telecom's unsecured debentures whereby all amounts due under the debentures could also be declared due and immediately payable.

  (ii)
  During the year ended December 31, 2003, the Corporation repurchased a total of $4,000,000 of its unsecured debentures for gross proceeds of $2,801,000, which resulted in a net gain of $1,199,000.

    The capital repayments on the long-term debt and obligations under capital leases required in each of the forthcoming years are as follows:

$
2005	106,680
2006	79
2007	78
2008	78
2009	25
Thereafter	—

106,940

16.
Lease liability

  The lease liability of $8,620,000 relates to SR Telecom USA, Inc.'s San Jose, California operating lease expiring in September 2006, which was assumed with the acquisition of Netro Corporation on September 4, 2003 (Note 4). This location is not in use by SR Telecom, USA Inc. At the time of the Netro acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation has been unable to sub-lease the premises, nor does it expect to be able to sub-lease these premises in the near-term. As a result, in the fourth quarter of 2004, the Corporation has revised its estimate of expected sub-lease revenue, resulting in an increase in the liability of $1,586,000 and a corresponding charge in the statements of operations.

17.
Capital stock and warrants

  Authorized

    An unlimited number of common shares

    An unlimited number of preferred shares issuable in series

	December 31,
	2004	2003
	$	$
Issued and outstanding
17,610,132 common shares (10,467,283 in 2003)	219,653	180,866
3,924,406 warrants (352,941 in 2003)	13,029	1,815

  During the years ended December 31, 2004, 2003 and 2002, the following transactions took place in the capital stock account:

  On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All share information in these financial statements have been restated to reflect the share consolidation on a retroactive basis.

  On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

  On February 24, 2004, the over-allotment option related to the public offering was exercised and an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings. The total net proceeds to the Corporation amounted to $46,787,000 after deducting share issue costs of $3,214,000.

  The gross proceeds of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of two years.

  On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced (Note 4).

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

  The gross proceeds of $6,000,000 were allocated between common shares and warrants based on their fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of five years.

  The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004, and cancelled 80 common shares in 2004. Common shares totaling 65,981 and 55,443 were issued under the Employee Stock Purchase Plan for consideration of $510,000 and $615,000 in 2003 and 2002, respectively.

  During the year ended December 31, 2004, no common shares were issued under the Directors' Share Compensation Plan. Common shares totaling 22,729 and 12,075 were issued under the Directors' Share Compensation Plan at a value of $174,000 and $139,000 in 2003 and 2002, respectively.

  Common shares issued and outstanding include 8,000 common shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The amount is included in accounts receivable.

  Stock-Based Compensation Plan

  Stock options under the Employee Stock Option Plan (ESOP) may be granted to officers and other key employees of the Corporation to purchase common shares of the Corporation at a subscription price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years. 438,800 common shares are reserved for issuance under the ESOP.

  The following table summarizes the outstanding stock options and exercisable stock options at December 31, 2004:

Range of exercise prices	Options outstanding	Weighted- average remaining contractual life	Weighted- average exercise prices	Options exercisable	Weighted- average exercise prices
$			$		$
6.40 to 9.80	173,400	9.0 years	7.68	13,800	8.47
16.30 to 24.50	123,550	6.7 years	18.58	62,450	18.22
35.30 to 53.00	58,930	5.3 years	47.71	49,370	47.66
56.60 to 85.30	40,500	5.0 years	64.91	33,120	64.75
89.70 to 130.80	10,200	2.1 years	108.64	10,200	108.64

	406,580	7.2 years	25.03	168,940	40.61

  The following table summarizes activity in the Employee Stock Option Plan:

	Years ended December 31,
	2004		2003		2002
	Weighted- average number of options	Weighted- average exercise prices	Weighted- average number of options	Weighted- average exercise prices	Weighted- average number of options	Weighted- average exercise prices
		$		$		$
Outstanding, beginning of year	306,310	32.96	328,730	33.10	270,930	47.00
Granted	149,000	7.47	10,000	6.56	103,000	15.50
Forfeited/expired	(48,730)	21.17	(32,420)	26.30	(45,200)	39.20

Outstanding, end of year	406,580	25.03	306,310	32.96	328,730	33.10

Options exercisable, end of year	168,940	40.61	135,000	43.94	84,634	52.00

  The fair value of direct awards of stock is determined based on the quoted market price of the Corporation's stock, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. The estimated fair value of the options is amortized to expense over the options vesting period.

  For the year ended December 31, 2004, $247,000 is recognized as compensation cost in the statements of operations for awards granted since 2002. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2003 and 2002, the Corporation's pro forma net loss and net loss per share would have been $44,935,000 and $6.23 and $20,998,000 and $3.84 for the years ended December 31, 2003 and 2002, respectively.

  The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, using the following weighted-average assumptions for the years ended:

	December 31,
	2004	2003	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	72.5%	65.0%	65.0%
Weighted-average risk-free interest rate	4.1%	4.7%	4.7%
Expected life	5 years	5 years	5 years
Weighted-average fair value per option granted	$6.33	$8.56	$9.00

  Loss Per Share

  The Corporation had outstanding options and warrants that could potentially dilute the earnings per outstanding share in the future, but were excluded from the calculation of the diluted net loss per share for the years presented, as they would have been anti-dilutive.

18.
Research and development expenses, net

  Investment tax credits netted against research and development expenses amounted to approximately $2,113,000 for the year ended December 31, 2004 ($4,329,000 in 2003, $7,219,000 in 2002).

  The Canadian federal government offers a tax incentive to companies performing research and development ("R&D") activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of ten years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash, instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit has been recognized on the balance sheet as investment tax credits to be used in future periods. SR Telecom's existing credits have an average remaining life of 5 to 9 years. As of July 1, 2003, the Corporation ceased the recognition of further federal investment tax credits.

  During the fourth quarter of 2004, the Corporation has determined that there is insufficient evidence of reasonable assurance that an amount of $4,181,000 will be realized within the remaining life. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to statements of operations.

19.
Gain on sale of long-term investment

  During the third quarter of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation in 2003, to various investors for cash proceeds of $3,444,000 (US$2,700,000). This long-term investment had been recorded at an estimated fair value of $nil at the time of the Netro acquisition.

20.
Interest expense, net
	December 31,
	2004	2003	2002
	$	$	$
Interest on long-term debt	8,474	9,262	12,038
Other interest	175	238	1,025
Interest income	(614)	(689)	(990)

	8,035	8,811	12,073

21.
Income taxes
	December 31,
	2004	2003	2002
	$	$	$
Income tax recovery at statutory rates	19,443	15,616	6,616
Decrease due to non-taxable loss on increase in ownership in subsidiary company	—	—	(618)
Decrease relating to non-deductible items	(830)	(1,074)	(50)
Reversal of temporary differences relating to subsidiaries	(994)	(1,922)	—
Decrease due to non-recognition of losses carried forward	(14,117)	(10,245)	(5,518)
Write-off of future tax assets	(26,543)	—	—
Other	486	470	(682)

Income tax (expense) recovery	(22,555)	2,845	(252)

  Future income taxes consist of the following temporary differences:

	December 31,
	2004	2003
	$	$
Investment tax credits	(4,079)	(5,629)
Excess of tax value over book value of property, plant and equipment and intangible assets	13,222	30,341
Holdbacks	(502)	(2,593)
Unclaimed research and development expenditures	27,597	24,209
Losses carried forward	45,038	44,108
Other	1,406	899
Valuation allowance	(82,682)	(69,514)

	—	21,821

  The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes, since in the year that investment tax credits are used, they are subject to income taxes. The remaining life of the investment tax credit assets is 5 to 9 years.

  Certain research and development expenditures incurred in Canada in the amount of approximately $67,000,000 can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has not yet been claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

  During the fourth quarter of 2004, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance on all the future income tax assets was appropriate.

  As of July 1, 2003, management determined that it was not more likely than not that the benefits of additional future income tax assets, after that date, relating to the wireless telecommunication business segment, would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward as well as the unclaimed research and development expenditures carried forward.

  The expiry dates of the Corporation's losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

	Amount	Expiry date
	$
Canada	35,000	2010–2011
Chile	52,000	Indefinite
United States	51,000	2023–2024

  The Corporation also has unrecorded investment tax credits which can be used to reduce future income taxes payable, expiring at various dates and in different taxation jurisdictions as follows:

	Amount	Expiry date
	$
Canada	10,000	2012–2014
United States	7,000	2018

  The components of income tax (expense) recovery are as follows:

	December 31,
	2004	2003	2002
	$	$	$
Current	(734)	(511)	(517)
Future	(21,821)	3,356	265

	(22,555)	2,845	(252)

22.
Restructuring, asset impairment and other charges

  2004 Restructuring, asset impairment and other charges

  During the second and third quarters of 2004, restructuring charges of $15,204,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. The costs are comprised primarily of severance and termination benefits, write-off of specific inventory and other assets, accrued lease charges and operating costs related to the U.S. facilities in Washington as well as losses on the sale of redundant equipment.

  In total, 86 employees were terminated, including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

  Management decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory of $1,086,000 and deferred charges of $266,000 in the second quarter of 2004 which is included in the restructuring charge.

  The following table summarizes the activity related to the 2004 restructuring charges:

	Restructuring charges	Amounts paid/ written off	Remaining liability at December 31, 2004
	$	$	$
Severance and termination	10,616	(9,283)	1,333
Lease charges and other costs	2,927	(2,054)	873
Inventory and asset impairment	2,364	(2,364)	—

	15,907	(13,701)	2,206

  The remaining liability is expected to be settled at the beginning of the second quarter of 2005.

  2003 Restructuring and other charges

  In the fourth quarter of 2003, restructuring charges of $1,723,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and comprised primarily of severance and termination benefits.

  In total, 42 employees were terminated, including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees.

  Certain assets acquired in 2003 in the amount of $1,363,000, were written off due to changes in the market place and customer requirements that go beyond the capabilities of the current technology.

  During 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

  The following table summarizes the activity related to the 2003 restructuring charges:

	Restructuring charges	Amounts paid/ written off	Remaining liability at December 31, 2003
	$	$	$
Severance and termination	1,723	(299)	1,424
Asset write-down	1,993	(1,993)	—

	3,716	(2,292)	1,424

  The remaining liabilities were settled during the fourth quarter of 2004.

  2002 Restructuring and other charges

  In November 2002, restructuring charges of $4,912,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and were comprised primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations. An amount for lease termination costs relating to the closure of a research and development site in Montreal has also been included.

  In total, 90 employees were terminated, including 39 research and development employees, 31 project management employees, 8 sales and marketing employees and 12 general and administrative employees. The inventory write-down relates to the Corporation's offices in Asia, where existing repair service centers are being reorganized.

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

23.
Loss on change in ownership in subsidiary company

  On December 31, 2002, the Corporation's shareholding in CTR increased by 8.9% to 95.9%. The increase resulted from certain performance requirements contained within the asset purchase agreement not being met with respect to the acquired assets. The increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings of $3,974,000, subject to final negotiations. There were no income tax effects on this transaction.

24.
Commitments and contingencies

a)
The Corporation leases land, buildings and equipment under non-cancelable operating leases. Future minimum lease payments for the forthcoming years are as follows:

$
2005	4,636
2006	2,602
2007	2,083
2008	1,316
2009	725
Thereafter	152

Total future minimum payments	11,514

  b)
  The Corporation has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months and bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2004 is $4,098,000.

  c)
  Guarantees

    The Corporation has the following major types of guarantees:

    As part of the normal sale of product, the Corporation has provided its customers with product warranties. These warranties generally extend for one year. The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheet:

	December 31,
	2004	2003
	$	$
Balance, beginning of year	750	2,216
Payments made during the year	(1,318)	(1,420)
Warranties accrued during the year	1,383	1,011
Less: Reduction in provision	—	(1,057)

Balance, end of year	815	750

    The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation's products. In the Corporation's experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

    Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years, and to obtain directors' and officers' insurance in this regard for a period of three years (Note 4).

  d)
  Litigations

    The following litigations were settled during the year:

      Solectron Arbitration

      On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". The arbitration was settled in 2004, resulting in the Corporation purchasing US$4,000,000 of materials, where US$2,000,000 was paid during the year and the remainder is to be paid in three installments in 2005, without any interest accruing. The settlement with Solectron resulted in the Corporation realizing a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004. The Corporation did not meet its February 2005 payment obligation resulting in Solectron serving a judicial citation for US$1,450,000 on March 11, 2005. The Corporation has thirty days to appeal and is currently exploring its options with legal counsel.

      Merger-related Litigation

      On April 8 and May 23, 2003, several of Netro's stockholders filed proceedings against Netro's directors claiming that they breached their fiduciary duties to Netro and its stockholders allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim against Netro's directors also stated that Netro favored SR Telecom over potential competing acquirers by engaging in self-dealing in connection with the merger. The parties have reached an agreement to settle this lawsuit. Included in the terms of settlement was a proposed payment of US$590,000 to cover plaintiffs' attorneys' fees and expenses for prosecuting the lawsuit. The final judgment was issued by the court on May 3, 2004 confirming the settlement of US$590,000, which was paid on May 12, 2004 by the Corporation.

    The Corporation has included in accounts payable and accrued liabilities as at December 31, 2004 and 2003, management's best estimate of the outcome of several litigations, described as follows:

      Axio Wireless ("Axio") Arbitration

      In November 2003, Axio, a service provider brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer this matter under arbitration, which took place between March 14 and March 17, 2005. The results of the arbitration are not determinable at this time. The total claim includes US$500,000 of monetary damages plus interest at 10% per annum from October 22, 2003 to the date of any final judgment.

      Future Communications Company ("FCC") Litigation

      The dispute with FCC relates to the alleged improper drawdown by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. On February 2, 2005, the Kuwait Commercial Court passed judgement in favour of the FCC claim. The Corporation filed for an appeal on March 2, 2005 and is awaiting a new court date to pursue the litigation. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

      Jasmin Consulting Services Inc. ("JCS")

      JCS was seeking US $1,263,000 in special damages, interest and costs as a consequence of the Corporation's alledged breach of a sub-contract agreement. On March 30, 2005, a settlement was reached with JCS in the amount of CAD$887,500 plus interest, which is included in accounts payable and accrued liabilities as at December 31, 2004.

      General

      From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial position; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

25.
Statements of cash flows

  Non-cash working capital items

	December 31,
	2004	2003	2002
	$	$	$
Decrease in accounts receivable	29,582	11,446	16,214
Decrease (increase) in income taxes receivable	978	(244)	338
(Increase) decrease in inventory	(9,825)	(6,173)	3,175
Decrease (increase) in prepaid expenses	1,749	(291)	(205)
Decrease (increase) in investment tax credits	4,995	163	(4,358)
(Decrease) increase in accounts payable and accrued liabilities	(3,752)	(16,636)	13,773
Decrease in customer advances	(2,231)	(6,371)	(69)

	21,496	(18,106)	28,868

Supplementary cash flow information
Non-cash financing and investing activities
Shares issued in connection with the acquisition of Netro	—	28,012	—

	—	28,012	—

Cash paid for:
Interest	8,461	9,850	12,012
Income taxes	479	899	323

26.
Related party transactions

  The following transactions and balances with related parties were in the normal course of business and measured at the exchange amount:

	December 31,
	2004	2003	2002
	$	$	$
Revenue (i)	—	—	101
Purchases (ii)	199	367	448
Directors' fees (ii)	260	217	196
Accounts payable (ii)	19	84	20
  (i)
  Relates to sales to an affiliated company.

  (ii)
  The Corporation has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as with a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

27.
Derivative financial instruments

  At December 31, 2004, the Corporation has no forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. In March 2004, the Corporation sold its US$2,000,000 forward contract at a rate of 1.4203, which resulted in a realized foreign exchange gain of $190,000, recorded in the statements of operations.

  The Corporation's US$2,000,000 forward contract at a rate of 1.4119, acquired as a partial economic hedge against fluctuations in the US dollars with respect to its US dollar receivables, matured in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000, recorded in the statements of operations.

28.
Employee benefit plan

  The Corporation maintains a defined contribution retirement program covering the majority of its employees. For the year ended December 31, 2004, the Corporation contributed and recorded an expense of approximately $1,116,000 to the plan ($1,207,000 in 2003).

  The Corporation maintains an employee savings plan covering its US employees. This plan qualifies under Section 401 (k) of the Internal Revenue Code ("the Code"). The plan allows employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Corporation has contributed to this plan in 2004, and accordingly, has recorded US$186,000 ($ nil in 2003) of expenses in the statements of operations related to this plan.

29.
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

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$	$	$	$	$	$	$	$	$	$	$	$
Balance sheets
Property, plant and equipment, net	19,575	23,371		82,015	85,358		(16,148)	(18,602)		85,442	90,127
Intangible assets, net	4,494	5,408		—	—		—	—		4,494	5,408
Other assets, net	972	1,160		5,311	5,894		(5,296)	(5,345)		987	1,709
Total assets	238,714	282,508		154,485	158,430		(165,575)	(151,163)		227,624	289,775
Statements of operations
External revenue	105,352	113,817	181,029	18,584	14,064	15,874	—	—	—	123,936	127,881	196,903
Inter-segment revenue	782	254	—	—	—	—	(782)	(254)	—	—	—	—
Gross profit	35,508	52,815	91,713	18,584	14,064	15,874	—	—	—	54,092	66,879	107,587
Interest expense, net	5,293	5,653	6,153	2,742	3,158	5,920	—	—	—	8,035	8,811	12,073
Amortization and depreciation of property, plant and equipment	5,058	4,691	4,888	6,875	7,125	8,716	(942)	(954)	(953)	10,991	10,862	12,651
Amortization of other assets	477	670	568	598	648	751	(49)	820	943	1,026	2,138	2,262
Amortization of intangible assets	914	288	—	—	—	—	—	—	—	914	288	—
Restructuring, asset impairment and other charges	15,907	3,086	4,912	—	630	—	—	—	—	15,907	3,716	4,912
Gain on sale of long-term investments	3,444	—	—	—	—	—	—	—	—	3,444	—	—
Gain on settlement of claim	4,583	—	—	—	—	—	—	—	—	4,583	—	—
Gain on repurchase of debentures	—	1,199	—	—	—	—	—	—	—	—	1,199	—
Loss on change in ownership in subsidiary	—	—	—	—	—	(3,974)	—	—	—	—	—	(3,974)
Income tax (expense) recovery	(14,061)	5,098	(252)	(8,494)	(2,253)	—	—	—	—	(22,555)	2,845	(252)
Net loss	(77,125)	(42,288)	(3,885)	(9,009)	(2,467)	(17,000)	—	—	—	(86,134)	(44,755)	(20,885)
Purchase of property, plant and equipment and other assets	3,531	4,704	3,600	2,253	1,061	458	1,012	(51)	—	6,796	5,714	4,058

  The Corporation's basis for attributing revenue from external customers is based on the location of the customer.

  Telecommunication service revenue is generated entirely in Chile.

  The following sets forth external revenue by individual foreign country:

  For the year ended December 31, 2004:

	% of Revenue	Revenue $
Canada	6.5%	8,026
Chile	15.0%	18,622
Other	78.5%	97,288

	100.0%	123,936

  For the year ended December 31, 2003:

	% of Revenue	Revenue $
Canada	4.5%	5,812
Chile	11.0%	14,064
Australia	12.3%	15,766
Other	72.2%	92,239

	100.0%	127,881

  For the year ended December 31, 2002:

	% of Revenue	Revenue $
Canada	1.3%	2,611
Australia	16.7%	32,881
Thailand	18.4%	36,291
Saudi Arabia	23.8%	46,935
Other	39.8%	78,185

	100.0%	196,903

  The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue. All of these customers are part of the wireless telecommunications products business segment.

  For the year ended December 31, 2004, there were no individual customers where the revenue exceeds 10% of total consolidated revenue.

  For the year ended December 31, 2003:

	Revenue ($)	% of Revenue
Telstra Corporation Limited	15,766	12.3%

  For the year ended December 31, 2002:

	Revenue ($)	% of Revenue
Saudi Telecom Company	31,295	15.9%
Telstra Corporation Limited	32,881	16.7%

	64,176	32.6%

  The following sets forth the property, plant and equipment by location:

	December 31,
	2004	2003
	$	$
Canada	16,628	16,029
Chile	65,867	66,756
Other	2,947	7,342

	85,442	90,127

30.
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

  Credit risk

  The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from two customers represents 26% of the total trade receivables (2003 — one customer represented 18%).

  Fair value of financial instruments

  The following methods and assumptions have been used to estimate the fair value of the financial instruments:

  •
  Current financial assets and liabilities, and capital leases approximate their fair values due to the short-term maturity of the items.

  •
  The long-term accounts receivable approximates its fair value based on management's best estimate of the outcome (Note 7).

  •
  Debentures and notes payable are valued using year-end market prices for the instruments or similar freely-traded instruments.

  The fair value and carrying amount of these financial instruments as at December 31, are as follows:

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Debentures	71,000	61,060	71,000	49,700
Notes payable	35,585	30,603	45,232	33,924

31.
Comparative figures

  Certain comparative figures have been reclassified in order to conform with the basis of presentation adopted in the current year.

32.
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

  All material differences between Canadian GAAP and U.S. GAAP and the effect on net loss and shareholders' equity are presented in the following tables with an explanation of the adjustments:

	December 31,
	2004	2003
	$	$
Net loss — Canadian GAAP	(86,134)	(44,755)
Adjustments
Asset impairment (i)	1,666	1,666
Bid costs (ii)	—	97
Deferred charges and start-up costs (ii)	722	2,041
Derivative instruments (iii)	(380)	(2,425)
Stock-based compensation (xi)	247	—
Tax effect of above adjustments (*)	(907)	(324)

Net loss — U.S. GAAP	(84,786)	(43,700)

Basic and diluted loss per share — U.S. GAAP.	(5.09)	(6.06)

  Reconciliation of shareholders' equity

	December 31,
	2004	2003
	$	$
Shareholders' equity — Canadian GAAP	52,640	91,740
Adjustments
Asset impairment (i)	(19,060)	(20,726)
Deferred charges and start-up costs (ii)	(987)	(1,709)
Derivative instruments (iii)	95	475
Stock-based compensation (xi)	519	—
Tax effect of above adjustments (*)	—	907

Shareholders' equity — U.S. GAAP	33,207	70,687

    (*)
    The Corporation is no longer recognizing benefits of losses carried forward, consistent with its policy, and as such the reconciling items between Canadian and U.S. GAAP are not tax effected in 2004 (Note 21).

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

  (iii)
  Derivative instruments

    Under U.S. GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of embedded derivative assets is $141,000 and embedded derivative liabilities is $46,000 at December 31, 2004 and embedded derivative assets is $475,000 at December 31, 2003.

  (iv)
  Net unrealized holding gains (losses)

    Under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," the Corporation's investments in securities would be classified as available-for-sale securities and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders' equity on the balance sheet, until realized. On realization, comprehensive income (loss) would be adjusted to reflect the reclassification of the gains or losses into income (loss). As at December 31, 2004, the Corporation did not hold such investments and as at December 31, 2003, the carrying value of the investments approximated market value.

  (v)
  Share issue costs

    Under Canadian GAAP, share issue costs may be charged to retained earnings. Under U.S. GAAP, share issue costs must be deducted from the proceeds of issue. In 2004, share issue costs deducted from retained earnings amounted to $3,214,000 ($527,000 in 2003). Accordingly, there is no impact in the reconciliation of shareholder's equity from Canadian GAAP to U.S. GAAP.

  (vi)
  Statement of cash flows

    Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. Under U.S. GAAP, cash position is only defined as cash and cash equivalents. As at December 31, 2004, there was no amount of temporary bank indebtedness included in cash and cash equivalents ($670,000 in 2003).

  (vii)
  Research and development

    Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under U.S. GAAP, Canadian federal investment tax credits are included in the provision for income taxes. Accordingly, $ nil ($1,954,000 in 2003) of federal investment tax credits recorded as a reduction of research and development expenses under Canadian GAAP would have been reclassified as a reduction of income tax expense for U.S. GAAP purposes. The average remaining life of the investment tax credit assets is approximately 5 to 9 years.

  (viii)
  Gross profit relating to CTR

    Under Canadian reporting, telecommunications operating expenses was not included in the determination of gross profit. Under U.S. reporting, all operating costs related to the telecommunication service provider would be included in the determination of gross profit. The resulting gross profit (including the impact of items described in note 32 (x) below) under U.S. GAAP for the years ended 2004 and 2003 is $34,336,000 and $43,231,000 respectively.

  (ix)
  Statement of comprehensive loss

    Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

  (x)
  Restructuring charges

    For U.S. reporting purposes, inventory write-downs of the nature described in Note 22 would be included as a component of cost of revenue and not included in restructuring charges.

  (xi)
  Stock-based compensation

    Under Canadian GAAP, the Corporation adopted, as of January 1, 2004 on a retroactive basis, without restatement of prior periods, the fair value method of accounting for stock-based compensation (Note 3b)). Under US GAAP, the Corporation continued to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25. As a result, the adjustments to the net loss and shareholders' equity is reflecting the impact of the adoption of the fair value method in accordance with Canadian GAAP.

  (xii)
  Adoption of new accounting policies

    In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 — Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation's consolidated financial statements.

    In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Corporation's consolidated financial statements.

    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Corporation's consolidated financial statements.

  (xiii)
  Recent pronouncements

    In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Non monetary Assets — An Amendment of APB Opinion No. 29." This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. A non monetary exchange shall be measured based on the recorded amount of the non-monetary asset(s) relinquished, and not on the fair values of the exchanged assets, if a) the fair value is not determinable, b) the exchange transaction is to facilitate sales to customers, or c) the exchange transaction lacks commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective January 1, 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Corporation's consolidated financial statements.

    In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Corporation has not yet assessed the impact of adopting SFAS No. 123(R) on its consolidated financial statements.

    In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The Corporation has not yet assessed the impact of adoption SFAS No. 151 on its consolidated financial statements.

  Stock-based compensation

  Under U.S. GAAP, the Corporation accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured by the excess of the quoted market price of the Company's stock at the grant date over the exercise price. Under U.S. GAAP, had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with SFAS 123, the Corporation's pro forma net loss and net loss per share would have been as follows:

	December 31,
	2004	2003
	$	$
Net loss — U.S. GAAP
As reported	(84,786)	(43,700)
Fair value of stock-based compensation	(980)	(1,044)

Pro forma	(85,766)	(44,744)

Basic and diluted earnings per share — U.S. GAAP
As reported	(5.09)	(6.06)
Pro forma	(5.15)	(6.21)
Weighted average fair value of options granted by the Corporation	11.81	16.24

  Fair value of stock options

  The fair value of each option is estimated at the date of grant using the Black-Scholes Option pricing model, regarding the Corporation's stock option plan. The following assumptions were used for grants:

	December 31,
	2004	2003
Dividend yield	0.0%	0.0%
Expected volatility	72.5%	65.0%
Risk-free interest rates	4.1%	4.7%
Expected life	5 years	5 years

SIGNATURE

        SR Telecom Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SR TELECOM INC.
By:	/s/ David L. Adams Name: David L. Adams Title: Senior Vice-President, Finance and Chief Financial Officer

Dated: April 29, 2005

QuickLinks

TABLE OF CONTENTS EXPLANATORY NOTES EXCHANGE RATE INFORMATION
EXCHANGE RATE INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. AUDIT FEES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE