Form 20-F/A
period 2004-12-31
SR TELECOM INC
filed 2005-10-05
CIK 1223165

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM 20-F/A

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

Our Operating Results and Liquidity May be Adversely Affected if we do Not Successfully Resolve Pending Commercial Disputes.

        In connection with a Haitian project dispute, we have filed a statement of claim for US$4.86 million against MCI International in MCI's bankruptcy. On October 15, 2004, MCI objected to the claim. We filed a notice of objection and are continuing to pursue our claim with MCI. The parties are currently entering the discovery process. Concurrently, we are in discussions with Teleco de Haiti to accelerate the collection outside of the court process. If we fail to recover a substantial amount from MCI International, our results of operations and liquidity may be adversely affected.

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

        Wireless revenue by geographic area based on the location of our customers is as follows for the years ended December 31, 2004, 2003, and 2002:

	Revenue (in $000's)			Percent of Wireless Revenue
	2004	2003	2002	2004	2003	2002
Europe, Middle East and Africa	50,519	51,468	80,871	48%	45%	45%
Asia	31,722	41,293	86,125	30%	37%	48%
Latin America	11,648	11,712	7,833	11%	10%	4%
Other	11,463	9,344	6,200	11%	8%	3%

	105,352	113,817	181,029	100%	100%	100%

Customers

        We sell either directly to our customers or through equipment re-sellers and integrators. Our systems have been purchased for use in over 110 countries and serve almost 2 million subscriber lines.

        We have five types of customers:

1)
Incumbent local exchange carriers.    Our products for telephony are installed primarily, but not exclusively, in areas where tele-density (the number of phone lines per hundred population) is low. Our SR500, swing and airstar products are ideally suited for this market. symmetry and angel are also designed to meet the needs of local exchange carriers in slightly more dense deployments, as would be found in suburban areas and larger rural towns.

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

4)
Mobile telecommunications networks.    These customers are mobile service providers. The airstar product family is used for mobile backhaul, which is connecting mobile base stations to the core telecommunications network. airstar is well suited for this application as it provides a high-capacity airlink and is more cost-effective than the traditional wireline and point-to-point wireless backhaul infrastructure typically used by mobile operators. airstar's circuit-switched and packet-switched ATM functionality makes it an efficient and reliable solution for backhauling both second-generation (2G) and third-generation (3G) mobile networks.

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

  •
  A local presence in many countries on six continents with sales offices in eleven countries; and

  •
  The ability to provide a full suite of before-and-after sales services to the customer, including engineering, network planning, project management, installation, local support, technical support, training and maintenance.

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

  •
  The recent and protracted uncertainty of our financial situation has created an opportunity for our competitors to exploit a potential perceived weakness with our existing and potential customer base which may have caused these customers to make alternate equipment purchases or introduced the trialing of alternate technologies.

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

PROPERTY, PLANT AND EQUIPMENT

        We own a modern 125,000 sq. ft. building located on 332,000 sq. ft. of land in Montreal, Quebec, Canada, that serves as our head office. The facility includes printed circuit board assembly, manufacturing, research and development and offices. In addition, we lease a 60,099 sq. ft. facility in Montreal, Quebec, Canada, used for receiving, final assembly, system testing and shipping of the products we manufacture. We sub-contract for the assembly of all of our swing product and varying elements of our other product lines.

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

WIRELESS TELECOMMUNICATIONS PRODUCTS BUSINESS SEGMENT

	2004					2003					2002
(in 000's)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	21,600	31,559	31,717	20,476	105,352	25,964	27,039	22,796	38,018	113,817	40,559	45,291	48,079	47,100	181,029
Cost of revenue	13,882	18,348	20,831	16,783	69,844	13,987	13,573	13,471	19,971	61,002	20,350	23,735	22,862	22,369	89,316
Gross profit	7,718	13,211	10,886	3,693	35,508	11,977	13,466	9,325	18,047	52,815	20,209	21,556	25,217	24,731	91,713
Gross profit percentage	36%	42%	34%	18%	34%	46%	50%	41%	47%	46%	50%	48%	52%	53%	51%
Operating (loss) income	(13,324)	(21,283)	(10,373)	(20,759)	(65,739)	(5,122)	(4,259)	(13,075)	(10,441)	(32,897)	2,020	1,423	3,318	(2,250)	4,511
Net loss (income)	(15,106)	(21,414)	(5,477)	(35,128)	(77,125)	(7,869)	(7,229)	(14,988)	(12,202)	(42,288)	176	(2,494)	2,608	(4,175)	(3,885)

	Percent of Revenue
	2004		2003		2002
Revenue	100%		100%		100%
Cost of revenue	66%		54%		49%

Gross profit	34%		46%		51%
Agents commissions	5%		3%		8%
Selling, general and administrative expenses	47%		45%		26%
Research and development expenses, net	29%		24%		12%
Restructuring, asset impairment and other charges	15%		3%		3%

Total operating expenses	96%		75%		49%

Operating (loss) income	(62%	)	(29%	)	2%
Interest expense, net	(5%	)	(5%	)	(3%	)
Gain on repurchase of debentures	—		1%		—
Gain on sale of long-term investment	3%		—		—
Gain on settlement of claim	4%		—		—
Loss on foreign exchange	—		(9%	)	(1%	)
Income tax (expense) recovery	(13%	)	5%		—

Net loss	(73%	)	(37%	)	(2%	)

Revenue

        Revenue by geographic area based on the location of SR Telecom's customers is as follows for the years ended December 31, 2004, 2003 and 2002:

	Revenue (in 000's)			Percent of Wireless Revenue
	2004	2003	2002	2004	2003	2002
Europe, Middle East and Africa	50,519	51,468	80,871	48%	45%	45%
Asia	31,722	41,293	86,125	30%	37%	48%
Latin America	11,648	11,712	7,833	11%	10%	4%
Other	11,463	9,344	6,200	11%	8%	3%

	105,352	113,817	181,029	100%	100%	100%

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

Revenue

        For the year ended December 31, 2004, revenue decreased to $105.4 million from the $113.8 million for the year ended December 31, 2003. This decline is primarily the result of a $7.9 million decrease in service revenue in 2004 compared to 2003. This decline resulted from the fact that there were significant service revenues resulting from a turnkey project in Asia in the prior year. Equipment revenues showed only a modest decline with $85.1 million in equipment revenue in 2004 as compared to $85.7 million in equipment revenue in 2003. For the year ended December 31, 2003, revenue decreased to $113.8 million from $181.0 million for the year ended December 31, 2002. This resulted from a decline in both equipment revenue and service revenue. Equipment sales decreased by 41% to $85.7 million in 2003 from $146.1 million in 2002. This decrease in annual revenue is primarily due to the substantial completion of major contracts including Saudi Telecom Company, Rural Telephone Services of Thailand and Department of Transport and Communications of the Philippines during 2003. During 2004, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its longstanding customers. The Corporation believes that these frame contracts will result in significant additional revenue in 2005, but does not expect revenue to improve substantially in the first half of 2005. The Corporation expects that revenue in the first quarter of 2005 will be less than the revenue levels experienced in the fourth quarter of 2004, due to decreased availability of supplier credit and delays in receiving purchase orders caused by the uncertainty associated with the Corporation's financial position.

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

        Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", where compensation expense is now recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment has been applied retroactively without restatement of prior periods. This resulted in a charge to opening deficit of $0.3 million with a corresponding credit to contributed surplus at January 1, 2004. For the year ended December 31, 2004, compensation expense of $0.2 million was included in operating expense in the statement of operations.

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

(2)
All other compensation includes contributions to the Corporation's retirement savings plan and, for Michael J. Morris, overseas allowances.

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

Audit Committee

        During the year ended December 31, 2004, the Audit Committee was composed of four directors, being Messrs. J.V. Raymond Cyr, Peter L. Jones and Robert E. Lamoureux and Ms. Nancy E. McGee (Chair). The audit committee has discussed with the independent auditors the matters required to be discussed in SAS 61, as may be modified or supplemented. The audit committee has reviewed and discussed the audited consolidated financial statements with management. The audit committee has received the written disclosures and the letter from the independent Chartered Accountants required by Independence Standards Board Standard No. 1, and has discussed with the independent Chartered Accountant the independent accountant's independence. Based on this review and these discussions, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's annual report on Form 20-F/A for the last fiscal year for filing with the Commission

Corporate Governance Committee

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

        On April 27, 2004, MCI's Bankruptcy Plan was made effective and the Court approved date for filing of objections was six months from the effective date of the Plan. On October 15, 2004, MCI objected to the claim. We filed a notice of objection and is continuing to pursue its claim with MCI. The parties are currently entering the discovery process. Concurrently, we are in discussions with Teleco de Haiti to accelerate the collection outside of the court process. We have as a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If we cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

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

Warrants

        We have two series of warrants, the first series of warrants entitles each holder to purchase one Common Share at a price of $ 10.00 per share, subject to adjustment in certain circumstances, at anytime prior to August 27, 2008. The second series of warrants entitles each holder to purchase one Common Share at a price of $9.00 per share, subject to adjustment in certain circumstances, at any time prior to February 18, 2006. A warrant holder does not have any right as shareholder of the Corporation including the right to vote or attend meetings of shareholders or to receive dividends or other distributions.

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

Annual Meeting of Shareholders

        Under the CBCA, the directors of a corporation must call an annual meeting not later than 18 months after the corporation comes in to existence and thereafter, not later than 15 months after holding the last preceding annual meeting and no later than six months after the end of the Corporation's preceding financial year.

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

  •
  Principles of Restructuring dated as of April 18, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner Inc., and Polar Securities Inc.

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

Warrants

Exercise of Warrants

        Upon the exercise of Warrants, a U.S. holder will not recognize gain or loss and will have a tax basis in the Common Shares issued pursuant to the exercise equal to the holder's tax basis in the exercised Warrants plus the exercise price. The holding period for Common Shares issued upon the exercise of Warrants will commence on the date of exercise.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        Not applicable

USE OF PROCEEDS

        Not applicable

ITEM 15.    CONTROLS AND PROCEDURES

        As of the end of the period covered by this Annual Report on Form 20-F/A, we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

        The following documents are filed as exhibits to this Form 20-F/A:

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
4.19	Restated 1998 Key Employee Stock Option Plan dated February 12, 2003, in effect as of the 19th day of April 2001. (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
4.20	Restated Directors' Share Compensation Plan dated February 12, 2003. (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
4.21	Employment Agreement for Pierre St-Arnaud dated June 22, 2000. (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)
4.22	Employment Agreement for Pierre St-Arnaud dated February 14, 2005. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.23	Employment Agreement for David L. Adams dated February 14, 2005. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.24	Employment Agreement for Benoit Pinsonnault dated February 18, 2005. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.25	Employment Agreement for Charles Immendorf dated April 28, 2004. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.26	Employment Agreement for Pierre St-Arnaud dated March 2, 2005. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.27	Employment Agreement for David L. Adams dated March 2, 2005. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.28	Employment Agreement for Benoit Pinsonnault dated February 28, 2005. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.29
Extension of Waiver Termination Date dated as of February 14, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.30
Extension of Waiver Termination Date dated as of March 30, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.31
Extension of Waiver Termination Date dated as of April 22, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
4.32
Principles of Restructuring dated as of April 18, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)

Exhibit Number	Description
8	List of subsidiaries. (incorporated by reference to our annual report on Form 20-F filed on May 2, 2005)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

  All material differences between Canadian GAAP and U.S. GAAP and the effect on net loss and shareholders' equity are presented in the following tables with an explanation of the adjustments:

	December 31,
	2004	2003	2002
	$	$	$
Net loss — Canadian GAAP	(86,134)	(44,755)	(20,885)
Adjustments
Asset impairment (i)	1,666	1,666	1,666
Bid costs (ii)	—	97	27
Deferred charges and start-up costs (ii)	722	2,041	1,767
Derivative instruments (iii)	(380)	(2,425)	2,900
Loss on change in ownership in subsidiary company (iv)	—	—	3,974
Stock-based compensation (xii)	247	—	—
Tax effect of above adjustments (*)	(907)	(324)	(574)

Net loss — U.S. GAAP	(84,786)	(43,700)	(11,125)

Basic and diluted loss per share — U.S. GAAP	(5.09)	(6.06)	(2.03)

  Reconciliation of shareholders' equity

	December 31,
	2004	2003
	$	$
Shareholders' equity — Canadian GAAP	52,640	91,740
Adjustments
Asset impairment (i)	(19,060)	(20,726)
Deferred charges and start-up costs (ii)	(987)	(1,709)
Derivative instruments (iii)	95	475
Stock-based compensation (xii)	519	—
Tax effect of above adjustments (*)	—	907

Shareholders' equity — U.S. GAAP	33,207	70,687

    (*)
    The Corporation is no longer recognizing benefits of losses carried forward, consistent with its policy, and as such the reconciling items between Canadian and U.S. GAAP are not tax effected in 2004 (Note 21).

  (i)
  Asset impairment

    In December 2000, a formal plan to exit the communication service provider business operated by CTR was adopted. However, on December 31, 2001, the Corporation reversed its accounting treatment of CTR as a discontinued operation, as the sale or disposition of CTR was unlikely as a result of the financial volatility surrounding the South American capital markets coupled with the ongoing weakness in the global telecommunication industry. Due to not having received a reasonable offer for CTR, the recoverability of the carrying value of such long-lived assets was conducted, by performing a cash flow analysis on its intended use in the future. As a result, in 2001 the Corporation wrote down $58,000,000 of the carrying value of the telecommunications networks to their estimated recoverable amount, under Canadian GAAP.

    Under Canadian GAAP, the impairment loss recorded in 2001 was based on the difference between the carrying value of the asset and the undiscounted future net cash flows. Under U.S. GAAP, if the undiscounted future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value. Fair value has been calculated as the present value of estimated future net cash flows. The effect of discounting the net cash flows under U.S. GAAP resulted in an additional write-down of $28,000,000 on the CTR assets from the amount derived under Canadian GAAP.

    The reconciliation of net loss between Canadian and U.S. GAAP presents the adjustment to decrease depreciation expense because of the lower carrying value of the assets resulting from the additional amount of write-down recorded under U.S. GAAP. The resulting adjustment is net of the impact of depreciation.

  (ii)
  Bid costs, deferred charges and start-up costs

    Under Canadian GAAP, bid costs, deferred charges and start-up costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, such costs are expensed as incurred. Under both Canadian and U.S. GAAP, costs directly incurred to secure financing, including debentures, are deferred and amortized over the terms of the related debt. The resulting adjustments are net of the amounts amortized under Canadian GAAP.

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

  (iv)
  Loss on change in ownership in subsidiary company

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

  (vi)
  Share issue costs

    Under Canadian GAAP, share issue costs may be charged to retained earnings. Under U.S. GAAP, share issue costs must be deducted from the proceeds of issue. In 2004, share issue costs deducted from retained earnings amounted to $3,214,000 ($527,000 in 2003 and $nil in 2002). Accordingly, there is no impact in the reconciliation of shareholder's equity from Canadian GAAP to U.S. GAAP.

  (vii)
  Statement of cash flows

    Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. Under U.S. GAAP, cash position is only defined as cash and cash equivalents. As at December 31, 2004, there was no amount of temporary bank indebtedness included in cash and cash equivalents ($670,000 in 2003).

  (viii)
  Research and development

    Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under U.S. GAAP, Canadian federal investment tax credits are included in the provision for income taxes. Accordingly, $nil ($1,954,000 in 2003 and $4,361,000 in 2002) of federal investment tax credits recorded as a reduction of research and development expenses under Canadian GAAP would have been reclassified as a reduction of income tax expense for U.S. GAAP purposes. The average remaining life of the investment tax credit assets is approximately 5 to 9 years.

  (ix)
  Gross profit relating to CTR

    Under Canadian reporting, telecommunications operating expenses was not included in the determination of gross profit. Under U.S. reporting, all operating costs related to the telecommunication service provider would be included in the determination of gross profit. The resulting gross profit (including the impact of items described in note 32 (xi) below) under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 is $34,336,000, $43,231,000 and $82,864,000, respectively.

  (x)
  Statement of comprehensive loss

    Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

  (xi)
  Restructuring charges

    For U.S. reporting purposes, inventory write-downs of the nature described in Note 22 would be included as a component of cost of revenue and not included in restructuring charges.

  (xii)
  Stock-based compensation

    Under Canadian GAAP, the Corporation adopted, as of January 1, 2004 on a retroactive basis, without restatement of prior periods, the fair value method of accounting for stock-based compensation (Note 3b). Under U.S. GAAP, the Corporation continued to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25. As a result, the adjustments to the net loss and shareholders' equity is reflecting the impact of the adoption of the fair value method in accordance with Canadian GAAP.

  (xiii)
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

  (xiv)
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

  The following items present other supplementary U.S. GAAP disclosures:

  Pro forma information regarding acquisition of Netro Corporation

  The following pro forma information gives effect to the acquisition of Netro as if it had occurred on January 1, 2003 and 2002, respectively.

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

	December 31,
	2004	2003	2002
	$	$	$
Net loss — U.S. GAAP
As reported	(84,786)	(43,700)	(11,125)
Fair value of stock-based compensation	(980)	(1,044)	(352)

Pro forma	(85,766)	(44,744)	(11,477)

Basic and diluted earnings per share — U.S. GAAP
As reported	(5.09)	(6.06)	(2.03)
Pro forma	(5.15)	(6.21)	(2.10)
Weighted average fair value of options granted by the Corporation	11.81	16.24	9.10

  In December 2002, the SFAS issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of SFAS Statement No. 123 which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, the Corporation may adopt the recommendations of SFAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or (3) prospectively to awards granted or modified since January 1, 1995. SFAS 148 is effective for years ending after December 15, 2002. The Corporation did not adopt the fair value based method under SFAS 123.

  Fair value of stock options

  The fair value of each option is estimated at the date of grant using the Black-Scholes Option pricing model, regarding the Corporation's stock option plan. The following assumptions were used for grants:

	December 31,
	2004	2003	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	72.5%	65.0%	65.0%
Risk-free interest rates	4.1%	4.7%	4.7%
Expected life	5 years	5 years	5 years

SIGNATURE

        SR Telecom Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SR TELECOM INC.
By:	/s/ David L. Adams Name: David L. Adams Title: Senior Vice-President, Finance and Chief Financial Officer

Dated: October 3, 2005

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