Form 20-F
period 2005-12-31
SR TELECOM INC
filed 2006-04-20
CIK 1223165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                          to

Commission file number 333-107620

SR TELECOM INC.

(Exact name of Registrant as specified in its charter)

SR TELECOM INC.

(Translation of Registrant’s name into English)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

65,666,961

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                         Accelerated filer ☐                                         Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes     ☒ No

Explanatory notes

Exchange rate information

Forward-looking statements

EXPLANATORY NOTES

References herein to the “Company”, “Corporation”, “we”, “us” and “our” are references to SR Telecom Inc., a Canadian corporation, and its consolidated subsidiaries unless the context indicates otherwise.

All references herein to “dollars” and “$” refer to the lawful currency of Canada, unless otherwise expressly stated. All references herein to “US dollars” and “US$” refer to the lawful currency of the United States of America. All financial statements and financial information derived therefrom presented herein have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), unless otherwise noted.

Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry and our market positions and market shares are based on estimates we prepared using data from publicly available industry sources as well as from various research analysts’ reports, market research and industry analyses, and on assumptions made, based on our knowledge of this industry, which we believe to be reasonable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

Unless otherwise indicated, all operating data presented herein is as of December 31, 2005.

EXCHANGE RATE INFORMATION

The following table sets forth the exchange rates for one US dollar in effect at the end of the years noted and the average of the exchange rates on the last day of each month during such years. The exchange rates below are based on the noon buying rate as reported by the Bank of Canada.

	2005		2004		2003		2002		2001
	End	Average	End	Average	End	Average	End	Average	End	Average
Canadian Dollar	1.1659	1.1610	1.2020	1.2191	1.2923	1.3911	1.5718	1.5666	1.5956	1.5490

On April 3, 2006, the exchange rate for one US dollar was 1.1719.

The following table sets out the high and low rates for one US dollar for each month during the previous six months:

	High	Low
October 2005	1.1629	1.1923
November 2005	1.1642	1.1977
December 2005	1.1427	1.1754
January 2006	1.1372	1.1794
February 2006	1.1352	1.1614
March 2006	1.1299	1.7470

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements concerning our future operations, economic performance, financial condition and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed in Item 3. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

SR Telecom Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the section entitled “Risk Factors”, and the consolidated financial statements and related notes thereto. The following selected consolidated financial information as of December 31, 2005, 2004, 2003, 2002 and 2001, and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 was derived from our audited consolidated financial statements which were prepared in accordance with U.S. GAAP and are presented in Canadian dollars. Prior to 2005, the Company prepared its consolidated financial statements under Canadian Generally Accepted Accounting Principles (“GAAP”) and furnished U.S. GAAP reconciliation information. However, in 2005, the Company determined that the differences between U.S. and Canadian GAAP were pervasive, therefore requiring the preparation of complete consolidated financial statements under U.S. GAAP.

(in thousands, except per share data)	Year Ended December 31,
	2005	2004	2003	2002	2001
	$	$	$	$	$
Consolidated Statements of Operations Data:
Revenue	76,384	99,074	99,970	148,849	144,243
Restructuring, asset impairment and other charges	3,455	6,615	3,541	4,548	30,154
Operating loss from continuing operations	(54,219)	(51,220)	(42,259)	(22,271)	(108,975)
Loss from continuing operations	(89,571)	(75,594)	(47,946)	(36,610)	(111,514)
Net loss	(98,550)	(84,786)	(43,700)	(11,125)	(55,254)
Basic and diluted loss per share from continuing operations	(4.11)	(4.54)	(6.65)	(6.69)	(22.22)
Basic and diluted net loss per share	(4.52)	(5.09)	(6.06)	(2.03)	(11.01)

(in thousands )	As at December 3 1 ,
	2005	2004	2003	2002	2001
	$	$	$	$	$
Consolidated Balance Sheet Data:
Total Assets	150,590	207,718	269,392	298,697	308,476
Long-term Debt(1)	92,903	117,370	131,437	140,300	149,439
Capital Stock	237,359	216,771	180,074	147,561	146,806
Shareholders ’ Equity	20,616	33,207	70,687	80,218	94,562
Other Data:
Number of Shares Issued :
Common shares	65,667	17,610	10,467	5,523	5,455
Dividends per common share	—	—	—	—	—

(1)	Long-term debt includes the current portion of long-term debt, capital leases, lease liability and other long-term liabilities.

Exchange Rate Data

Please refer to the section entitled “Exchange Rate Information” included herein.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

RISKS RELATING TO OUR LIQUIDITY AND FINANCIAL CONDITION

We are substantially leveraged, which could impair our ability to gain access to necessary additional funding.

At April 18, 2006, we had approximately $85 million of consolidated debt outstanding comprised of the Credit Facility, the CTR Loan and the Convertible Debentures. In accordance with US GAAP, the convertible redeemable secured debentures on the balance sheet are reflected at their accreted amount, not their face value amount. Our operations are by their nature capital-intensive. We will therefore require continuing access to financing to fund working capital needs, capital expenditures and other cash requirements, as well as additional development and acquisition opportunities and the retirement of maturing debt. If we are unable to obtain such additional financing or refinance our existing debt, we may be unable to repay our existing debt or meet our capital needs. If we were unable to meet our capital needs or repay our existing debt using our cash and cash flow from operations, we could be forced to sell other assets needed for our business. A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce our flexibility in planning for or reacting to changes in our business, or leave us unable to make strategic acquisitions, introduce new products or exploit new business opportunities, and may cause us to seek protection from our creditors under applicable bankruptcy, insolvency or other creditor protection legislation.

The Credit Facility imposes significant operating and financial restrictions on us.

The Credit Facility contains provisions that limit our ability and, in some cases, the ability of our Restricted Subsidiaries, to:

•	pay dividends or make other restricted payments or investments;

•	incur additional indebtedness and issue preferred stock;

•	create liens on assets; and

•	merge, consolidate, or sell all or substantially all of our assets.

In addition, the Credit Facility contains restrictive covenants that will require us to maintain financial ratios. Our ability to comply with many of these restrictions may be affected by events beyond our control. We may not achieve operating results that will permit us to meet these restrictive covenants or may need to take business actions prohibited by these covenants. If we breach these covenants our lenders could require immediate payment of amounts due under the Credit Agreement and foreclose upon and sell any assets securing the indebtedness.

Our Common Shares may be deemed to be penny stock under the penny stock rules, Broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

With our delisting from the Nasdaq National Market in December 2005, our Common Shares are subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•	provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

Under these circumstances, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

We will be unable to meet our debt service obligations unless we meet our operating revenue goals as proposed in our business plan.

Our ability to pay interest and principal or to refinance our indebtedness, including the Credit Facility and the CTR Notes, will depend upon our future performance. Our future performance is subject to the success of our business plan, including our ability to successfully integrate our operations, general economic conditions and financial, competitive, regulatory, labour and other factors, many of which may be unforeseen or beyond our control.

If we do not achieve the operating synergies and cost savings that we expect from our business plan, we may not be able to service our debt.

The implementation of our business plan may result in operating synergies and cost savings yielding annualized savings, as compared with our past operating results. Investors should consider, however, that we may be unable to achieve the level of benefits that we expect to realize or that these benefits may not be realized within the time frames we currently expect. Realization of these benefits is critical to our ability to generate cash flow and service our debt. The realization of these benefits depends upon the full implementation of our business plan, which may be revised prior to its full implementation. There are many factors which may affect our ability to implement our business plan and achieve operating synergies and cost savings and many of these factors are beyond our control.

We have a history of net losses and may not achieve or maintain profitability, which would impair our share price and liquidity.

We have incurred a loss from operations in our last three fiscal years. As of December 31, 2005, our accumulated deficit was approximately $294 million. Failure to return to profitability in 2006 could have a material adverse effect on our business, prospects and the price of our Common Shares.

Our ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, the ability to develop new products and features on a timely basis, the market acceptance of our products and the ability to reduce product and other costs sufficiently.

Our share price has been volatile and is likely to continue to be volatile and could decline substantially.

The price of our Common Shares has been, and is likely to continue to be, highly volatile. For example, in the last 24 months, our Common Shares traded on the TSX have closed at a high of $7.64 and at a low of $0.13. Some of the factors that could cause our stock price to fluctuate significantly in the future include:

•	a failure to secure new business;

•	the possibility that we will not be able to obtain additional financing as and when needed;

•	risk that we would be unable to meet our debt repayment obligations;

•	the delay of expected customer orders;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	an acquisition or loss of significant customers, distributors and suppliers;

•	changes in earnings estimates by analysts;

•	changes in third-party reimbursement practices; and

•	fluctuations in the economy generally and general market conditions.

In addition, stock markets in general, and the market for shares of telecommunications companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price of our Common Shares to decline. The market price of Common Shares could decline below the current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, shareholders have often instituted securities class action litigation after periods of volatility in the market price of a corporation’s securities. If a shareholder files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating the business of the Corporation in order to respond to the litigation.

Our operating results and liquidity may be adversely affected if we do not successfully resolve pending commercial disputes.

In December 2001, in connection with a Haiti project dispute, we filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12,880,000. At this point, MCI International and SR Telecom have both signed the settlement agreement, Teleco de Haiti has not . If Teleco de Haiti does not sign the settlement agreement and we are not able to recover a substantial amount from MCI International, our results of operations and liquidity may be adversely affected. For more information, refer to note 5 of the “Notes to consolidated financial statements” included herein.

A dispute with Future Communications Company (“FCC”) relates to the alleged improper drawdown by SR Telecom USA, Inc. of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. (then Netro Corporation) to accept return of inventory provided to FCC. The Kuwaiti Appeal’s Court rejected an appeal filed on March 2, 2005 and we appealed that ruling to the highest of the Kuwaiti Courts on July 4, 2005, which appeal has not yet been heard. The amount in dispute is US$1,013,000.

Five institutional investors and affiliated entities own over 80% of our commons shares and will be able to exert significance influence over us.

As described in Item 7A of this annual report, five institutional investors and their respective affiliated entities beneficially own, in the aggregate, over 80% of our common shares. As a result of such ownership concentration, these investors will have significant influence over any matter that requires stockholder approval and generally may have influence over our board of directors and management.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Our continuation as a going concern is dependent on many factors and there can be no assurance that we will remain so.

Our continuation as a going concern is dependent upon, among other things, the continuing support of our lenders, our attaining a satisfactory sales level, the support of our customers, continued sales to our customers, a return to profitable operations and the ability to generate sufficient cash from operations. Many of these matters are dependent on a number of items outside of our control and there is uncertainty about our ability to successfully execute on such matters. Failure to successfully conclude any of these matters could result in our inability to continue in operation for the foreseeable future and inability to realize our assets and discharge our liabilities and commitments in the normal course of business. Such failure could have a material adverse effect on us and could result ultimately in our becoming bankrupt or insolvent.

We may not be able to maintain our operations if the sources of funding on which we are relying become unavailable.

Our ability to meet our near-term funding requirements is dependent on a number of factors, including, among other things, the revenue generated by the sales of our products and our existing cash balances. Our clients often need to invest significant capital into our projects. The capital market conditions for telecommunications companies remain challenging. Because our sales cycles are long and unpredictable, our revenues may fluctuate from quarter to quarter and our cash balances may be impacted negatively. Such failures may result in our inability to maintain our operations.

We are in the early stages of attempting to implement our newly adopted strategic plan, the viability of which is untested and uncertain.

We are in the early stages of implementing our newly adopted strategic plan, the viability of which is both untested and uncertain. We may fail to successfully implement our new strategic plan or any of its key elements may prove to be an inadequate or insufficient response or solution by us to our current financial and operating condition and/or to industry conditions. If any of the foregoing events or any combination thereof occurs, there may be a significant adverse effect on our liquidity, financial condition, ability to continue operating as a “going concern”, we may no longer be able to comply with the covenants in the various debt and credit agreements and other instruments to which we are a party and our ability to access to additional sources of capital as well as trade and supplier credit and the price of our Common Shares and our other outstanding securities may be adversely affected. The new strategic plan is described in the “History and Development of the Company” section of this Annual Report.

We have recently experienced a number of significant changes in our senior management, our operating and administrative personnel as well as our board of directors.

We have recently experienced a number of significant changes in our senior management, our operating and administrative personnel as well as our board of directors. We currently have an interim CEO whose contract has been extended to December 31, 2006 and the contract for our interim CFO will terminate on May 13, 2006. Consequently, it may take more time and resources for us to implement our new strategic plan than it would otherwise require if we had not experienced such changes. These delays and the additional resources we may have to expend could in and of themselves make it more difficult for us to implement our strategic plan. In addition, if one or more members of our senior management team terminates his or her employment, our ability to realize our strategic plan may be impacted, which could harm our business and results of operations.

One of the key elements in our newly adopted strategic plan is the introduction of WiMAX products. Either or both of fixed and/or mobile WiMAX may prove not to be commercially viable or less commercially viable than is currently anticipated and our WiMAX products may prove to be less commercially viable or competitive than those being or that will be developed by other companies.

We see the development and commercialization of both fixed and mobile WiMAX as key elements of our new strategic plan and of our future success and profitability. In addition, if either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if our WiMAX products are less commercially viable or competitive than those developed by other companies, we may experience significant adverse effects on our liquidity, financial condition and ability to continue operating as a “going concern”. We may no longer be able to comply with the covenants in the various debt and credit agreements and other instruments to which we are a party and our ability to have access to additional sources of capital as well as trade and supplier credit and the price of our Common Shares and our other outstanding securities may be adversely affected.

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

Our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This would cause our operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. Some additional factors that are likely to affect the length of our sales cycle include:

•	availability of radio frequency;

•	currency and capital markets crises;

•	availability of financing to our customers;

•	budget allocation by our customers;

•	political and regulatory issues;

•	scope of a given project;

•	complexity of a given network; and

•	deployment and planning of network infrastructure.

In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of service providers, deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders during our sales cycle or chooses not to deploy networks incorporating our products.

Our customer contracts are often frame contracts that set the key terms of agreement but do not bind our customers to purchase our products within a fixed period of time.

Many of our significant product deployments are based on frame contracts that set the key terms of agreement and only bind our customers when they deliver a purchase order in accordance with the terms of the frame contract. Many of our customers only execute limited purchase orders for a few systems at one time even though the frame contract may provide for a large-scale deployment of our systems. These contracts and purchase orders do not ensure that our customers will purchase any additional products beyond those specifically listed in the order.

Moreover, since these purchase orders represent the early portion of longer-term customer programs, we may expend significant financial, personnel and operational resources to fulfill these orders. If our customers fail to purchase additional products to fulfill their programs as we hope, we may be unable to recover the costs we incur and our business could suffer.

In addition, our general frame contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties.

We are subject to the risks of doing business in developing countries.

We market and sell our telecommunications products and services to customers around the world, with a focus on developing countries. Accordingly, we are subject to all the risks of doing business with customers in such countries, including:

•	trade protection measures and import or export licensing requirements;

•	difficulties in enforcing contracts;

•	difficulties in protecting intellectual property rights;

•	unexpected changes in regulatory requirements;

•	legal uncertainty regarding liability, tax, tariffs and other trade barriers;

•	foreign exchange controls and other currency risks;

•	inflation;

•	government appropriations or subsidies that our customers are beneficiaries or recipients of may be decreased or delayed;

•	challenges to credit and collections;

•	expropriation; and

•	government instability, war, riots, insurrections and other political events.

Our exposure to developing countries was approximately 79% in 2005, as compared to 76% in 2004 and 82% in 2003. Although we have political risk insurance, force majeure clauses and currency strategies covering some of the events listed above, insurance proceeds and other measures would likely not cover all losses and we may not be able to obtain insurance coverage in the future on commercially reasonable terms, or at all.

From time to time, we have made sales to Sudan, a country currently subject to embargoes and trade restrictions under U.S. law. Our contact with and transaction of business in Sudan may have a material adverse effect on the valuation of our stock. Further, certain U.S. states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments that may have a material adverse effect on the price of our shares.

We may not be able to compete effectively with other leading providers of equipment and systems in the wireless communications industry, many of whom have greater financial resources than we do, as a result of which our revenues and results of operations may be impaired.

We face competition in the following markets:

Enterprise Access. In the enterprise access market, our point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as fiber optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Marconi and Hughes as well as with smaller wireless-only companies, such as Alvarion and AirSpan.

Residential and Small Business Access. In the residential and small business access market, point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as DSL and cable modems, and against established wireless vendors, such as Motorola, Alvarion, and AirSpan, as well as with numerous start-up companies that are developing products for the industry.

Mobile Infrastructure. In the mobile broadband access market, WiMAX technologies will compete with cellular and WiFi technologies. In addition, many new entrants are targeting WiMAX technologies for mobile access, including large OEMs, such as Alcatel, Motorola, and Siemens as well as smaller wireless companies such as Alvarion, NextNet, Navini, and new startups.

Competition is likely to persist and intensify in the future. Many of our competitors will be substantially larger and have significantly greater financial, sales, marketing, technical, manufacturing and other resources and more extensive distribution channels than we do. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than we would. Our competitors may also attempt to influence the adoption of standards that are not compatible with our current architecture. This may require us to incur additional development and integration costs and may delay our sales efforts.

Some of our competitors may make strategic acquisitions or establish cooperative relationships to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. If any competing technology is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

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

Should we prove unable to develop new products or product features on a timely basis, or if our new products or product features fail to achieve market acceptance, our revenues and revenue growth may be adversely affected. In the past, we have experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused us to incur unexpected expenses. Furthermore, in order to compete in additional markets, we will have to develop different versions of our existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

Acquisitions of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire assets and businesses principally relating or complementary to our current operations. Any other acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•	exposure to unknown liabilities of acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•	the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target corporation is in a geographically distant location;

•	disruption of our ongoing business;

•	diversion of management’s time and attention;

•	failure of our financial and strategic position from the unsuccessful incorporation of acquired technology;

•	the inability to implement uniform standards, controls, procedures and policies;

•	loss of key employees and customers as a result of changes in management;

•	the incurrence of amortization expenses; and

•	possible dilution to our shareholders.

We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

Furthermore, current shareholdings will be diluted if equity securities are issued in connection with any acquisition. If acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Acquisition financing may not be available on acceptable terms, if at all, and our ability to make acquisitions will be limited by our current debt obligations.

Our products could become obsolete as a result of rapid technological change, limiting our ability to generate continuing revenues and earnings.

The telecommunications industry is subject to rapid and substantial technological change. We may not be able to keep pace with technological developments or developments by other companies that could render our products or technologies non-competitive. Other companies have developed, and will continue to develop, technologies that could be the basis for competitive products. Some of these technologies and products could be more effective and less costly than our products or technologies, thereby eroding our market share. We continually evaluate the competitiveness and economics of our product lines and product offerings, with a view to confirming that additional investments and resources allocated thereto are justified by commercial opportunities. Based on such evaluations, from time to time we may cease offering certain products or services.

We may encounter continued competitive pressures to lower selling prices. If we cannot successfully reduce our product costs, our results of operations and earnings will suffer.

The market for wireless access telecommunications equipment is rapidly evolving and highly competitive. Increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect our business. If we cannot reduce the cost of our products enough to keep pace with the required price reductions, then our product sales or our gross margins, and consequently our results of operations, will suffer.

Our ability to implement cost reductions will also be dependent on factors outside of our control. For example, our cost for contract manufacturing may be largely impacted by the level and volume of our orders which will be driven by our customers’ demand. Also, our contract manufacturers must correctly implement cost reductions that we design into the products. Our cost projections are based upon assumptions regarding the ability of our contract manufacturers to achieve volume-related cost reductions. Some of our design cost reductions will depend on the emergence of low-cost components which are likely to be developed by third parties. We will not control these third parties. To the extent these third parties are unable or unwilling to cooperate with us in reducing product cost, or their efforts in this regard are not timely, our product costs will exceed our internal projections.

In addition, the price for wireless telecommunications equipment is driven by the prevailing price for other connection technologies, such as the cost of obtaining digital subscriber line (DSL) service or leasing a T1 connection from the traditional telecommunications service provider in a given locale. The price of these connections has declined significantly in many countries in the recent past, and could decline significantly in the future. If this trend continues, service providers might be more likely to use these kinds of connections than to introduce new technology such as our products, which would adversely affect our revenues and earnings.

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

Our reporting currency is the Canadian dollar, while the majority of our sales contracts are in other currencies. Currency fluctuations will affect the reported values of revenues and eventual collections. While we sometimes engage in hedging activities to protect us from currency fluctuations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

The value of our investment in our foreign subsidiaries is partially a function of the currency exchange rate between the Canadian dollar and the applicable local currency. The devaluation of a foreign subsidiary’s local currency would result in a reduction in our carrying value of our investment in such foreign subsidiary. As a result, we may experience economic losses with respect to our investments in foreign subsidiaries and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the Canadian dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, any of which could impair the recoverability of our long-term assets.

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

Our ability to operate could be hindered by the proprietary rights of others and the degree to which we are able to adequately protect our intellectual property rights.

A number of telecommunications companies have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or intellectual property rights. Such conflicts could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be sued for patent infringement. In the event that other parties’ patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We may not be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Despite efforts to protect proprietary rights, existing copyright, trademark, patent and trade secret laws afford limited protection. Third parties may attempt to copy or reverse engineer aspects of our products or proprietary information. Accordingly, we may not be able to adequately protect our intellectual property rights which would adversely affect our operations and revenues.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our principal products. Any such success may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by our competitors and others. Our involvement in intellectual property litigation could result in significant expense, could adversely affect sales of the challenged product or intellectual property and may divert the efforts and focus of our technical and management personnel, whether or not such litigation is resolved in our favour. In addition, in our sales agreements, we have agreed to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties, which obligations will continue to be binding on us and could expose us to additional costs. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

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

Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent and Trademark Office, or other proceedings outside Canada or the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were in our favour.

RISKS FOR U.S. HOLDERS

We may be classified as a “controlled foreign corporation” for United States federal income tax purposes, which could result in certain adverse tax consequences to certain U.S. holders.

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations, or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of shares of the Corporation (each, a “10% United States shareholder”), the Corporation could be treated as a “controlled foreign corporation” (“CFC”) for United States federal income tax purposes. This classification has many complex results, one of which is that certain U.S. holders that own Common Shares would be required to include certain income of the Corporation in their gross income for United States federal income tax purposes, even if they do not receive a corresponding distribution from the Corporation. In addition, gain from the sale or exchange of Common Shares by a U.S. holder that is or was a 10% United States shareholder at any time during the five-year period ending with the sale or exchange would be treated as ordinary income to the extent of the earnings and profits of the Corporation attributable to the Common Shares sold or exchanged. Special foreign tax credit rules would also apply.

U.S. holders are urged to consult their own tax advisors, as to whether or not the Corporation may be classified as a CFC and the consequences to them of such classification.

Foreign bankruptcy and insolvency laws may differ from their U.S. counterparts.

We are incorporated under the laws of Canada. In addition, our subsidiaries are incorporated under the laws of various countries and conduct operations in countries around the world. Consequently, the bankruptcy laws of Canada or one or more countries in which our subsidiaries operate could apply. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts in Canada or elsewhere would recognize the United States bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a United States bankruptcy case involving a Canadian debtor or a debtor with its principal operating assets outside the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable.

U.S. investors in our securities may have difficulties enforcing civil liabilities.

We are governed by the laws of Canada. Moreover, a number of our directors and officers are residents of Canada or other jurisdictions outside of the United States and a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of our securities to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

SR Telecom began operations in 1975 as a division of Harris Canada Inc., which was then known as Farinon Electric of Canada Ltd. In 1981, the division was purchased in a management-led buyout from Farinon and became SR Telecom Inc. In 1986, SR Telecom Inc. completed an initial public offering in Canada.

In 1987, we introduced the world’s first high-capacity digital time division multiple access system, the SR500. Upgraded and enhanced versions of this product still generate a significant amount of our current revenue, especially from rural applications. Over time we have added products to our portfolio to cover the applications, features and frequencies that our global customer base is interested in, as well as new markets for fixed wireless access, such as applications for small and medium-sized enterprises in urban environments.

In 1994, the Chilean government deregulated telecommunication services. In response to this business opportunity, in 1996, we partnered with a group of Chileans and Canadians to form Comunicación y Telefonía Rural S.A. (CTR). CTR provides local telephone service, payphone service, and Internet access to users in rural areas using the SR500. In 2004, CTR began expanding its service area to include urban centers in small cities using our angel product line.

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

In 2001, we acquired the French assets of the Wireless Access Solutions division of Lucent Technologies. The acquisition, which added the swing product line to our product portfolio, had an immediate positive impact on our revenues and significantly increased our installed base.

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

In early 2003, we acquired from the receiver of Comdev Broadband Inc. (Comdev) the assets and intellectual property associated with Comdev’s CDMA2000 1xEV-DO product line. The product, which we branded as shift, added standards based, non-line-of-sight (NLOS) technology that was capable of broadband Internet access in the cellular frequency band. We discontinued the development of shift in September 2003 as the additional cost of development, changing customer demands and the addition of the angel product rendered shift no longer cost-effective.

In September 2003, we acquired Netro Corporation (“Netro”), which added angel and airstar to our product portfolio. angel, and its successor symmetry, are high-capacity systems that deliver carrier-class voice and broadband packet data services using non-line-of-sight technology. airstar is a high-capacity system that delivers high-speed, broadband data.

Netro operated out of San Jose, California and Redmond, Washington. Shortly after the acquisition, we consolidated the software development activities in Redmond and renamed the entity “SR Telecom USA, Inc.”. Substantially all of the remaining activities were repatriated to Montreal. SR Telecom USA Inc, was primarily a research and development (“R&D”) center, developing and maintaining both the angel and airstar product lines. In July 2004, we closed the Redmond facility and consolidated all R&D activities in Montreal. A core group of technology and product experts relocated to Montreal to support the evolution and maintenance of the angel and airstar product lines, and to develop a WiMAX standard-based product using Orthogonal Frequency Division Multiplex (OFDM) technology.

In October 2005, we adopted a new strategic plan to address the vast opportunities expected from WiMAX. Our objective is to take immediate steps to improve on the profitability of our existing products to become financially self-sustaining in order to capitalize on the upcoming WiMAX opportunity. In the near term, we intend to become a leading equipment provider in fixed WiMAX to ILECs, large CLECs and mobile operators. We intend to maintain a lead in core software and technologies in OFDM to capitalize on even bigger opportunities expected in mobile WiMAX. This will provide us with the added option to broaden our value proposition from products to technology by becoming a strong licensing entity equipped with a strong and comprehensive patent portfolio.

The key initiatives we intend to take to improve our financial viability include:

•	Focus on our symmetry, SR500ip and SR500 product lines

•	Maximize profitability of symmetry as a transition solution to fixed WiMAX

•	Rationalize manufacturing costs and reduce SG&A

•	Improve profitability of all pre-sale and aftermarket services

•	Redesign our organization using centralization to reduce costs and generate synergies and decentralization to become more responsive to customers’ needs

•	Revamp our compensation system to align performance to our corporate objectives

The key initiatives we intend to take to become a leading equipment provider in fixed WiMAX include:

•	Strengthen our innovation team with top talent in WiMAX technology

•	Focus innovation efforts to develop differentiated fixed WiMAX products

•	Leverage our existing customer base to sell fixed WiMAX

•	Build a strong customer base of ILECs and CLECs for fixed WiMAX

•	Develop innovation partnerships to advance leadership, reduce time to market and enhance cost competitiveness

•	Develop distribution channels to improve geographic reach and corporate profile

•	Participate actively in the development of WiMAX

The key initiatives we intend to take to emerge as the leading technology provider in mobile WiMAX include:

•	Focus our innovation efforts to maintain a lead in OFDM technology

•	Develop a comprehensive and defensible intellectual property portfolio

•	Expand marketing initiatives to cellular providers

•	Partner with a Tier-one OEM to provide mobile solutions

•	Participate actively in the mobile WiMAX market to exert influence on industry development

Over the last three years, we have invested approximately $15.4 million, excluding any additions related to discontinued operations, in property, plant and equipment. Over 50% percent of our capital expenditures in this period occurred in Canada, approximately 45% in Chile and the remaining in other countries. The majority of the Canadian additions consist of computers, software and manufacturing equipment. The Chilean asset additions relate mostly to the build-out of our local telecommunications infrastructure. At the date hereof, we have no material commitments for any property, plant and equipment purchases other than further expansion of the Chile urban network which is estimated at approximately $4.6 million.

OPERATIONAL RESTRUCTURING

In June 2004, we finalized the restructuring of our French operations, which included closing the R&D facilities, but maintaining a sales, project management and after-sales support facility in France for our European, Middle Eastern and African (EMEA) clients.

During the second quarter of 2005, as part of our restructuring efforts, we undertook a review of certain aspects of our operations and our intended future direction. Accordingly, we decided to discontinue manufacturing certain product lines. As part of our strategic plan at that time, we took steps to strengthen our financial position by improving the profitability of our product portfolio. Our focus is to maximize revenue potential and profitability of our key products, particularly symmetry, SR500ip and SR500 and divest ourself of operations related to product lines we no longer intended to pursue.

Effective December 1, 2005, we sold substantially all of the assets and the operations of our subsidiary in France, as well as our Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France. With this transaction, we effectively disposed of our swing product line and related operations. The assets not disposed of related primarily to accounts receivable and payable which will be monetized by the Corporation. The sale price for the French business is to be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sale price as per the sales agreement, is between €1.00 and €4M. As of the date hereof, management cannot reasonably determine the sale price with sufficient reliability.

On March 27, 2006, we completed a multi-year agreement to outsource our manufacturing operations. The transition will start immediately and we expect all outsourced manufacturing of our non-WiMAX products to be completed by May 31, 2006. This will enable us to focus on our core activities of designing, developing and deploying advanced wireless technologies. By partnering with an experienced and advanced manufacturing organization we are able to streamline our product cost structure, reduce our exposure to fluctuations in manufacturing volumes and continue to provide world-class wireless access solutions to our customers around the world.

RESTRUCTURING

On May 19, 2005, we executed a term sheet setting forth the key steps of our financial restructuring (the “Restructuring”) and entered into definitive agreements with entities which held or exercised control or direction over an aggregate of approximately $54.3 million, or 76.49%, of the outstanding principal amount of our 8.15% debentures, who subsequently became holders of our 10% convertible debentures, the CTR Lenders and CTR itself regarding our financial restructuring. We also entered into additional agreements with the CTR lenders. These agreements establish the framework to and the key elements of the financial aspect of the Restructuring. The first phase of the Restructuring, completed on May 20, 2005, included (i) the provision to the Corporation under the Credit Facility of up to US$39.6 million and (ii) the restructuring of the terms of the loans to CTR by the CTR lenders.

The second phase of the Restructuring, completed on August 24, 2005, involved the exchange of our outstanding 8.15% debentures for new 10% redeemable secured convertible debentures (the “Convertible Debentures”). As contemplated under the Restructuring, certain changes were made to our board of directors. Concurrent with the completion of the debenture exchange, six members of the board of directors resigned, while four persons were appointed to fill the vacancies created by such resignations. In addition, the terms of the un-exchanged 8.15% debentures were amended to, among other things, extend the maturity thereof to coincide with the maturity date of the Convertible Debentures.

Pursuant to the terms of an amendment agreement dated May 19, 2005, the CTR lenders have agreed to restructure the repayment schedule of their $34,394,000 (US$29,500,000) loan and to postpone the maturity of the loans until May 17, 2008. The interest rate is at LIBOR plus 4.5%, and an additional 1% per year, payable at maturity which, at December 31, 2005 is included in long-term debt in the amount of $53,000. SR Telecom continues to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12,000,000. This guarantee is secured against the assets of SR Telecom and ranks pari passu with the Convertible Debentures and is subordinate to the security for the Credit Facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. SR Telecom has also agreed to provide certain management, technical, inventory and other support to CTR.

On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10 million principal amount of the Convertible Debentures and accrued interest thereon payable in kind were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share.

Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

On February 2, 2006, we completed a $50.0 million private placement of our common shares and converted approximately $58.4 million principal amount of Convertible Debentures plus interest paid in kind into common shares. On February 27, 2006, we completed the private placement of an additional $4.3 million in common shares and converted approximately $4.2 million principal amount of the Convertible Debentures plus interest paid in kind into common shares.

B. BUSINESS OVERVIEW

Our core business is the design, production and sale of Fixed Wireless Access (“FWA”) products and the services related to their installation and maintenance. Our customers are located in over 110 countries worldwide, where they use our technologies to deliver voice, data, and Internet services to their subscribers. For a complete description of our core business, refer to the section entitled “Fixed Wireless Access Business” below.

We also provide local telephone service, payphone service, and Internet access to subscribers in rural and urban areas of Chile through our majority-owned subsidiary, Comunicación y Telefonía Rural S.A. (“CTR”). For a description of these operations, refer to the section entitled “Telecommunications Service Provider Business - CTR”.

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

Typically, governments allocate particular radio frequencies for telecommunications services to either promote competition or to encourage delivery of services in underserved regions. Our products support the frequencies commonly allocated for broadband access and rural access networks, which helps our customers gain government approval for their use. For our key customers, we may also adapt to their requirements by developing specific frequencies for them.

Most of our sales are international, with an installed base of almost 2 million lines in over 110 countries worldwide. Our customers include incumbent local exchange carriers, competitive local exchange carriers, private operators of telecommunications systems, operators of Supervisory Control And Data Acquisition (“SCADA”) systems, and wireless Internet service providers.

Our products and services provide a wide range of applications, such as:

•	Affordable telecommunications services for rural and isolated regions where traditional copper telephony wiring is not cost effective due to large distances, difficult terrain, and other considerations.

•	Voice and high-speed data services to residential end-users in suburban or urban areas, in cases where the service provider prefers a fixed wireless access solution for economic or competitive reasons.

•	High-quality voice, high-speed data and Internet access for small and medium-sized businesses in urban areas.

•	Data networks for wireless Internet service providers that deliver broadband, wireless Internet access to suburban and rural communities.

•	Connectivity for private voice and data networks owned by specific users, such as government agencies, industrial enterprises and specialized carriers.

•	Communications networks for SCADA systems that monitor large industrial installations (such as pipelines and electric power transmission lines) and provide internal voice and data communications.

•	Connection of mobile phone base stations to the core telecommunications network (mobile backhaul).

		Percent of Revenues
Product	Description	Year Ended December 31, 2005		Year Ended December 31, 2004		Year Ended December 31, 2003
	Only BFWA solution with key WiMAX technologies SME-class service for residential business cases Evolution of the angel technology in a platform that offers flexibility for future WiMAX sector upgrades Product launch: November 2004	29	%(1)	20	%(1)	3	%(1)

	IP architecture, hybrid packet/circuit switched airlink with the highest capacity point-to-multipoint (PMP) wireless system available today Voice and broadband access for remote areas Product launch: May 2004	0%		4%		0%

	Largest installed base in the world with reach of up to 720 kilometres from base (availability and reliability rate of 99.99%) Sixty 64 Kbps channels, connecting end-users from as many as 511 sites to one central location Supports an assortment of telecommunications services, such as voice, Internet and data through digital microwave radio Product launch: 1987	21%		24%		41%

	A cell-based airlink protocol High-capacity (scalable from 4 Mbps to 155 Mbps), carrier-class, BFWA solution Targets for SMEs and multi-tenant dwellings Product launch: September 2003 via acquisition of Netro	13%		18%		7%

(1)	together with its predecessor product, angel

SYMMETRY

symmetry is the evolution of angel to a WiMAX-ready platform. symmetry includes the fourth generation of angel’s airlink technology, which increases the CPE throughput up to 2Mbps and improves grade-of-service. The symmetry wireless access platform combines the most advanced modulation (OFDM) with key WiMAX technologies (such as Antenna Diversity, Dynamic Phase Adjustment, Hybrid-ARQ, and Sub-Channelling) that are outlined in the 802.16-2004 and 802.16e standards. We launched symmetry in November 2004.

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

Like angel, symmetry is deployed in a point-to-multipoint, non-line-of-sight configuration. The symmetry base station and customer premise equipment (CPE) provide wireless connectivity to the local telephone switch and/or data access node. In a typical symmetry suburban application, the maximum distance from the user’s premises to the exchange or data node is between ten and thirty kilometers. The symmetry network is typically deployed in a cellular configuration, which uses multiple, adjacent base stations to achieve the capacity required for metropolitan and national coverage. The symmetry airlink is a hybrid that combines a circuit-switched portion for carrier-class voice services, and a packet-switched portion suitable for carrying large numbers of Internet connections. The air interface is based on OFDM technology, which delivers exceptional range, frequency efficiency, and non-line-of-site coverage. symmetry is available in the 3.5 GHz frequency band.

ANGEL

The angel system was developed by AT&T Wireless. AT&T Wireless deployed over 100,000 lines of angel equipment in the United States. angel was the first OFDMA, non-line-of-sight, broadband solution to be deployed anywhere in the world.

angel is used primarily by ILECs and CLECs to provide suburban and exurban broadband and telephone services to residential users. It is also used by WISPs to offer broadband, ADSL-class data networks, in competition with the local wireline or cable Internet providers, or in areas where no high-speed solutions exist.

angel is deployed in a point-to-multipoint, non-line-of-sight configuration. The angel base station and CPE provide wireless connectivity to the local telephone switch and/or data access node. In a typical angel suburban application, the maximum distance from the user’s premises to the exchange or data node is between ten and thirty kilometers. The angel network is typically deployed in a cellular configuration, which uses multiple, adjacent base stations to achieve the capacity required for metropolitan and national coverage. The angel airlink is a hybrid that combines a circuit-switched portion for carrier-class voice services, and a packet-switched portion suitable for carrying large numbers of Internet connections. The air interface is based on OFDMA technology, which delivers exceptional range, frequency efficiency, and non-line-of-site coverage. angel is available in 2.3 GHz, 2.4 GHz, and 3.5 GHz frequency bands.

SR500IP

SR500ip is the evolution of the SR500 to an Internet-Protocol-based, wireless-access platform that is suitable for distributing service to large numbers of voice and broadband Internet subscribers. SR500ip was developed by SR Telecom and introduced to the market in 2004. The first systems became operational in the second half of 2004.

The SR500ip is intended primarily for ILECs worldwide, who have mandates to offer both voice and broadband Internet service in rural and remote areas. SR500ip enables operators to offer residential, small business, and institutional users carrier-class voice services, payphone service, dial-up Internet access, and asymmetric digital subscriber line (ADSL) for access to the Internet at speeds up to 2.0 Mbps.

Like the SR500, the SR500ip is deployed in a point-to-multipoint, line-of-sight configuration that connects users to the local telephone switch or data exchange using wireless base stations, network repeater nodes and network terminal nodes. In a typical SR500ip rural application, the physical distance from the user’s phone to the exchange is between ten and several hundred kilometers. Repeaters connect sites that are beyond the base station’s line-of-sight. At this time, the SR500ip only supports copper loop subscriber interfaces, such that in all cases, the final link from the outstation to the user’s telephone is by wire. The SR500ip airlink is a hybrid of circuit-switched and packet-switched technology. The circuit-switched portion of the airlink delivers carrier-class voice services, while the packet-switched portion is suitable for carrying ADSL connections. The SR500ip is available in the 1.5 GHz, 2.4 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

The SR500ip system can also be configured to serve the small and medium-sized enterprise market. Marketed as metroflex, this system links business customers to a service provider’s point of presence and provides integrated voice and data services. The metroflex version of the SR500ip offers voice services, traditional circuit-switched data, and packet-switched data services with statistical multiplexing. metroflex operates in the 3.5 GHz and 10.5 GHz bands. With metroflex, operators can provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access. The system’s statistical multiplexing capability enables over-subscription of the system’s bandwidth, which permits operators to improve system utilization and spectrum efficiency, and results in increased profitability. metroflex is deployed in a hub-and-spoke configuration, usually with few or no repeaters, due to the small geographical areas it covers.

SR500

SR500 was developed by us and introduced to the market in 1987. The system offers a single wireless platform for the distribution of voice and data services. The SR500 achieved considerable market success as a rural communications system.

The SR500 system is used primarily by ILECs to provide rural telephone networks. A significant secondary application of SR500 is with industrial organizations, such as gas pipeline companies, who use the same SR500 technology to deploy private voice and data networks. Additionally, service providers and private operators use the SR500 to deploy long-range, national data networks.

The SR500 is deployed in a point-to-multipoint, line-of-sight configuration. The SR500 central station, repeaters and outstations provide wireless connectivity to the local telephone switch. In a typical SR500 rural application, the physical distance from the user’s phone to the exchange is between ten and several hundred kilometers. Repeaters extend service to sites that are beyond the base station’s line-of-site due to distance or obstructions. In most cases, the final link from the outstation to the user’s telephone are made by wire, although we can provide wireless connectivity using the WL500 wireless local loop subsystem. The SR500 is based on traditional circuit-switched, time-division-multiplex technology. It is available in the 1.3 to 2.7 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

The SR500 system can also be configured to serve the SME market. Marketed as metropol, this system links business customers to a service provider’s point of presence and provides integrated voice and data services. The metropol version of the SR500 offers bandwidth-on-demand in the 3.5 GHz and 10.5 GHz bands. With metropol, operators can provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access. metropol is deployed in a hub-and-spoke configuration, usually with few or no repeaters, due to the small geographical areas it covers.

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

RESEARCH AND DEVELOPMENT

As of February 28, 2006, we had a full-time staff of 103 engineers and technicians dedicated to research and development. We believe that good product planning combined with the combined experience, expertise, talent, and tenacity of our R&D team should ensure the successful execution of our mid- and long-term development plans and the completion of mission-critical deliverables.

We believe that members of our R&D team possess extensive expertise with core wireless technologies including significant expertise derived from real-world deployments of this core wireless technology. The core technology includes non-line of site airlink, OFDMA physical layer, adaptive modulation, closed-loop power control, sub-channeling, diversity, channel equalization, forward error correction, delay compensation, telephony and broadband data MAC, automatic repeat request (ARQ), sliding window with SREQ, QoS, dynamic channel allocation, traffic shaping, integrated grades of service, integrated telephony (VOCODING, fax/modem/caller ID relay, echo cancellation, and frame erasure concealment), voice and broadband data networking, and powerful network management system tools (distributed, multi-tier applications that enable operators to effectively measure and tune their networks).

We believe that the members of our R&D team have the necessary resources (such as tools, laboratory facilities and test equipment) to properly develop, evolve, maintain, and test new features and product releases.

Members of the R&D team regularly participate in customer field trials for new product introductions and in the scheduled maintenance of commercial deployments. Keeping the R&D team involved with customer deployments facilitates the expeditious resolution of technical issues and provides a vital feed-back mechanism for spawning future innovation.

In recognition that standardization is a rapidly growing trend in the FWA and BWA markets, members of our R&D team are active in key international standards bodies, including:

•	IEEE: Institute of Electrical and Electronics Engineers

•	WiMAX: Worldwide Interoperability for Microwave Access

•	ETSI: European Telecom Standards Institute

•	CWTA: Canadian Wireless Telecommunications Association

•	ITU: International Telecommunications Union

•	NTCA: National Telecommunications Cooperative Association

•	TEMIC: Telecommunications Executive Management Institute of Canada

•	USTA: United States Telecom Association

•	WCAI: Wireless Communications Association International

Our product roadmap has been defined in accordance with close collaboration with internal sales & product marketing functions, feedback from major accounts and customers, industry analysis, engagement with key suppliers within the WiMAX ecosystem, existing and perspective partners, and competitive analysis. We believe that we are well placed to address the market demands of our targeted customer base as the new WiMAX industry takes form.

R&D expenditures are expensed in the year in which they occur. Expenditures on research and development for the periods indicated is as follows:

	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003
	(in thousands of dollars)
Gross expenditure	14,223	28,091	33,453
Government grants and investment tax credits	1,157	2,113	4,329

Net expense	13,066	25,978	29,124

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

Our training programs cover network design, system installation, operations and maintenance. These courses are provided by a team of professional instructors at our headquarters, regional offices or, when appropriate, at the customer’s premises.

Our project management services offer flexible, multi-level support programs including network design, installation and network construction by experienced field technicians on location. We also provide 24-hour technical support by email, fax, and telephone as well as onsite technical assistance and troubleshooting.

SALES AND MARKETING

We employ a professional sales force to sell our equipment and services directly to operators and service providers, often in conjunction with local representatives and/or distributors. In addition, we also sell our equipment through equipment resellers and network integrators.

Our product marketing team provides product direction to our research and development organization and, in combination with the marketing communications team, communicates the value of our solutions to the market, including current and potential customers.

Depending on the customer and project, our sales are made on a variety of terms. Our most common terms include: payments due upon completion of milestones for turnkey projects, monthly invoices as products are delivered or services are rendered, and payments secured by letters of credit.

A typical sales cycle for a first-time major customer may take several years and includes activities such as:

•	Preliminary marketing visits;

•	Technical seminars provided by SR Telecom to the customer’s staff;

•	Visits by the customer to our facilities;

•	Analysis of the customer’s needs;

•	Preparation of a request for tender by the customer;

•	Response to a customer’s tender (often competitive) by SR Telecom; and

•	Contract negotiations.

In some cases, a customer may choose to conduct a field or technical trial of our products before deciding to purchase. Typically, once a customer has installed our products on a full-scale basis, we can expect network expansions resulting in additional business. These expansions may include adding new networks, extending existing networks to reach new sites, or upgrading existing sites with additional subscriber lines or other services.

Approximately two-thirds of our sales are repeat orders from customers who have purchased our products in the past. We believe that this is a fundamental characteristic of our business. Our list of current customers includes many of the top wireline and wireless carriers in the world, with some relationships that have been in place for over 20 years. The ascendance of the WiMAX standard has fuelled a resurgent interest in broadband wireless technologies as well as a corresponding increase in the level of interest in new wireless deployments. We have a long history with many carriers planning new WiMAX networks that we believe can be leveraged for these new potential projects.

We provide project management and installation services to execute the larger, more complex projects that are contracted to us. We can take on turnkey, fixed-wireless-access, telecommunications projects virtually anywhere in the world, either independently or through our associated contractors and partners.

We place a high priority on maintaining good relations with our customers and providing a high level of service after sales. For this reason, a substantial part of our business is repeat business. Whenever warranted, we open regional sales, service or project offices in strategic locations around the world to provide our customers with sales and technical support, as well as to develop new markets. Our worldwide office locations include Brazil, France, Mexico, the Philippines, Thailand and the United States.

Wireless revenue by geographic area based on the location of our customers is as follows for the periods indicated:

	Revenue (in 000's)			Percent of Wireless Revenue
	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
Europe, Middle East and Africa	20,902	25,094	24,784	37%	31%	29%
Asia	6,667	31,521	36,105	12%	39%	42%
Latin America	22,978	9,608	9,814	40%	12%	11%
Other	6,433	14,267	15,203	11%	18%	18%

	56,980	80,490	85,906	100%	100%	100%

CUSTOMERS

We sell either directly to our customers or through equipment re-sellers and integrators. Our systems have been purchased for use in over 110 countries and serve almost 2 million subscriber lines.

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated. All of these customers are part of the wireless telecommunications products business segment.

	Revenue (in 000's)			Percent of Wireless Revenue
	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
Siemens S.A.	10,975	—	—	19%	—	—
Techtel LMDS Comunicaciones	8,448	—	—	15%	—	—
Telefonos de Mexico, S.A. de C.V.	11,242	—	—	20%	—	—
Sudan Telecom Company Ltd.	—	—	9,990	—	—	12%
Department of Transport and
Communications of the Philippines	—	—	11,150	—	—	13%

	30,665	—	21,140	54%	0%	25%

We have five types of customers:

1)	Incumbent local exchange carriers. Our products for telephony are installed primarily, but not exclusively, in areas where tele-density (the number of phone lines per hundred population) is low. Our SR500 products are ideally suited for this market. symmetry and angel are also designed to meet the needs of local exchange carriers in slightly more dense deployments, as would be found in suburban areas and larger rural towns.

2)	Competitive local exchange carriers. This group offers competitive voice and data services in both developing and developed countries. The symmetry, angel, airstar, metroflex and metropol systems address this market, which is characterized by the need for small and medium-sized business applications; such as, high-speed, leased-line data, LAN-to-LAN connections, and high-quality voice, fax and Internet connections.

3)	Owners of private telecommunications networks. This group of customers includes energy-generating companies (electricity and gas), pipeline operators (oil and gas), resource companies (mining and exploration), and industrial and service organizations with scattered facilities. These organizations, generally spread out over wide geographical areas, require highly reliable voice and data communications to control crucial factors of their operations. Our SR500 products are used for transmission and monitoring and control signals, otherwise known as Supervision, Control and Data Acquisition (SCADA).

4)	Mobile telecommunications networks. These customers are mobile service providers. The airstar product family is used for mobile backhaul, which is connecting mobile base stations to the core telecommunications network. airstar is well suited for this application as it provides a high-capacity airlink and is more cost-effective than the traditional wireline and point-to-point wireless backhaul infrastructure typically used by mobile operators. airstar’s circuit-switched and packet-switched ATM functionality makes it an efficient and reliable solution for backhauling both second-generation (2G) and third-generation (3G) mobile networks.

5)	Wireless Internet Service Providers. These customers provide end-users in rural, suburban and urban areas, with high-speed connection to the Internet. Our symmetry and angel product is used to deliver high-speed Internet access to users in suburban, exurban and rural areas.

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

COMPETITION

There are three main methods for delivering voice service, broadband data service, and mobile backhaul capabilities that compete with our wireless solutions:

1)

Traditional wire-line methods, which connects telephone and data subscribers using pole lines with open wire or overhead cable, buried cable and electronic systems designed to enhance these methods. The choice between using our systems or one of these other methods is generally determined by an engineering and economic feasibility study performed by the customer.

2)	Other wireless methods, such as cellular mobile radio systems and point-to-point wireless systems. Cellular mobile radio systems can be used in a fixed mode (non-mobile) to provide subscriber telephone service. However, these products are designed to mobile standards that currently cannot meet the requirements for high quality service that our products deliver and that our service providers expect. They also typically offer a lower data rate than our products. Point-to-point wireless systems can be used to backhaul mobile networks or to provide broadband data connectivity to large enterprises. However they are neither as economical nor as easy to manage as a point-to-multipoint topology using our products.

3)	Satellite-based systems, which are used to provide telephone and data services to some extremely remote locations where terrestrial facilities would clearly be far too expensive or impractical.

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

Wi-Fi has emerged as a high-volume, wireless technology that is primarily used for indoor, wireless Local Area Networks (LAN). However, Wi-Fi has significant shortcomings when used for outdoor, non-line-of-sight applications, such as last-mile connectivity for networks. For example, having been optimized for indoor communications, Wi-Fi radio technology does not offer the performance required to operate over longer distances – particularly when non-line-of-sight operation is important.

WiMAX is a new standardized technology that overcomes many of the shortcomings of Wi-Fi for outdoor applications. WiMAX is well-suited for fixed wireless and we are investing heavily in this technology. As the market evolves toward standardized WiMAX products, we expect the competition to increase, which could result in reduced market share.

We believe that we have several advantages over our competitors. We have an established, 20-year track record with companies all over the world, and our established customer base brings us repeat business. In contrast, newcomers to our markets face severe barriers to entry, including high initial research and development costs, a long product development phase and sales cycle, and the existence of an installed base of current manufacturers’ products. Since the current manufacturers’ products are not compatible with one another and all are based on proprietary designs, network expansion is normally done with the manufacturer whose product has been installed first.

Another advantage that we have is the wide variety of features that our products provide, including:

•	Fully digital, cost-effective interfaces, including V5.2;

•	Efficient use of radio spectrum;

•	High-quality voice service, which is far better than that delivered by fixed-mobile systems;

•	Support for all CLASS services, such as Caller ID;

•	Support for V.90 modems at maximum speed;

•	Support for a variety of end-customer densities with a variety of terminal sizes from 2 to 100 lines for customer network demand flexibility;

•	Support for data services to speed up to 28 Mbps;

•	Non-line-of-sight operation based on leading edge OFDM technology;

•	Adaptive modulation dynamically assigning modulation schemes up to 64QAM;

•	Highly-integrated network management systems tailored to service providers’ needs;

•	A local presence in many countries on six continents with sales offices in eleven countries; and

•	The ability to provide a full suite of before- and after-sales services to the customer, including engineering, network planning, project management, installation, local support, technical support, training and maintenance.

Most competitors do not provide all these services, which are often requested by customers.

We suffer from the following competitive disadvantages:

•	Some customers demand an extremely low price per telephone line, to the detriment of voice quality, data capability and grade-of-service quality. In these situations, mobile systems used in a fixed configuration might have a competitive advantage.

•	Still other customers demand specific technologies, such as code-division multiple access, or CDMA, or Global System for Mobile Communication, or GSM, that are not compatible with our products. Other customers do not have access to licensed spectrum and can only deliver services to their customers using unlicensed spectrum. Currently our products are only offered in the licensed bands limiting our capabilities to address those needs.

•	Many of our competitors are larger than we are, so they benefit from greater financial, sales, marketing, and technical resources, and they enjoy greater market recognition than we do. We may not be able to offer payment or financial terms, or to offer products as part of an integrated solution as they do.

•	The recent and protracted uncertainty of our financial situation has created an opportunity for our competitors to exploit a potential perceived weakness with our existing and potential customer base which may have caused these customers to make alternate equipment purchases or introduced the trialing of alternate technologies.

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

We presently have numerous issued United States patents, with additional applications in process. Several related patents have also been granted and patent applications filed in other countries. We also have an agreement with AT&T Wireless that provides a license to numerous patents and patent applications associated with the angel platform. Although AT&T Wireless has agreed not to license these patents to our competitors for a period of five years from February 2002, the date of acquisition, we cannot assure that they will enforce their rights against potential infringers.

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

TELECOMMUNICATIONS SERVICE PROVIDER BUSINESS-CTR

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

For the years ended December 31, 2005, December 31, 2004 and 2003, CTR contributed $19.4 million, $18.6 million and $14.1 million respectively in revenues.

Since 1996, CTR has been awarded 53 concessions to provide service in selected rural areas along with a concession to provide service to the city of Curico. These concessions allow for an exclusive right of coverage over a 30-year period in the 370 to 380 MHz, 1.5 GHz, and 2.4 GHz radio bands. The concessions were awarded through the Fondo de Desarrollo de las Telecomunicaciones of the Ministry of Transport and Telecomunications obligate CTR to provide telephone service by means of public telephones for a minimum 10-year period. These concessions will require ongoing maintenance until the year 2010. In 2004, the Curico concession was modified to extend the rural services to the main urban centers of southern Chile. At the beginning of 2006, CTR was granted a concession for data transmission through all of Chile.

At the end of 2005, CTR operated 3,685 commercial payphones and provided private telephone services to 22,622 residential, commercial and institutional subscribers in the rural and urban areas of Southern Chile. In addition, CTR is providing other services including Internet access, prepaid cards, dedicated data services and complementary services including voice mail, toll-free, 800 numbering and alarm services.

Other than as stated above, the concessions are non-exclusive in that others are free to apply for similar concessions. However there is no assurance for any applicant that spectrum will be available. A number of other carriers, including Cia. de Telefonos de Chile, the Chilean incumbent local exchange carrier, offer telephone service in larger towns within Chile’s ten zones and currently use conventional wire and cable technology. The cellular network in Chile represents CTR’s principal competition.

The capital required by CTR for completion of its network has been provided by equity investments and corporate loans from SR Telecom. Export Development Canada, a Canadian governmental agency, and the Inter-American Development Bank of Washington also provided US$50 million in term debt financing. As of December 31, 2005, a principal amount of US$29.5 million was outstanding. CTR’s term loans rank pari passu with the Convertible Debentures and are secured by a pledge of all of the assets and concessions of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. We have also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain our initial equity investment in CTR. The Inter-American Development Bank and Export Development Canada have been provided with full recourse against SR Telecom in certain circumstances.

On June 30, 2001 Rural Telecommunications Chile S.A., an indirect wholly-owned subsidiary of CTR, acquired network assets from Gilat-To-Home Chile S.A. in exchange for 13% of CTR’s total issued and outstanding common shares. In that same year, the resulting non-controlling interest was allocated losses to the extent of their equity. As a result of failing to meet certain performance requirements contained in the asset purchase agreement, Gilat-To-Home Chile S.A.’s shareholding in CTR decreased by 8.9% to 4.1%. In April 2006, we received confirmation from Gilat-To-Home Chile S.A. pursuant to the Settlement Agreement and Indemnification of January 29, 2002 and the Master and Share Exchange Agreement of July 15, 2001, with respect to all outstanding issues with regard to of CTR is extinguished. As a result, their shareholding in CTR decreased to 0.0%.

Fifty-five concessions of public telephone service and one data transmission concession have been transferred from Gilat-To-Home Chile to Rural Telecommunications Chile. These telephone concessions include or cover virtually all of the country’s land mass and will be in force, in favor of Rural Telecommunications Chile, for 30 years. The terms of all payphone concessions run from 2007 until 2009, depending on the location of each one.

In 2004, CTR successfully completed negotiations for the right to use the 2.3 GHz frequency band from Subtel. With this right, CTR has deployed the angel product in urban centers within its existing service regions to provide a high-speed Internet service offering as well as carrier class voice services, utilizing the excess capacity in its existing network infrastructure. As at December 31, 2005, 4,786 urban lines have been deployed and a further 1,567 are expected to be deployed in 2006.

In 2004, CTR completed the renegotiation of its tariff regime with the Chilean regulator, Subtel. The regulator has approved an increase in access charges to CTR of approximately 67% effective February 26, 2004 which has been extended to the satellite network in 2005.

On July 15, 2005, CTR Chile Networks S.A., an indirect wholly-owned subsidiary of CTR, started operations offering long-distance services using a concession granted by the regulator for intermediate services, valid in all of Chile.

C. ORGANIZATIONAL STRUCTURE

Except as described below, our business is conducted directly or indirectly through wholly-owned subsidiaries. In addition, through our wholly-owned subsidiary CTR, we provide local telephone service and Internet access to residential, commercial and institutional customers, and operate a network of payphones in a large, predominantly rural area of Chile.

The following chart summarizes our organizational structure and percentage ownership of each subsidiary as at December 31, 2005. This chart is a simplification and omits certain holding companies and non-material subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

We own a modern 125,000 sq. ft. building located on 332,000 sq. ft. of land in Montreal, Quebec, Canada, that serves as our head office. The facility includes printed circuit board assembly manufacturing, research and development and offices used for receiving, final assembly, system testing and shipping of the products we manufacture.

We also have leases for buildings and land for our sales and services offices worldwide, the principal offices of which are located in France, Mexico, Thailand, Philippines and Chile. We do not believe that any of these leases are material to our operations or represent material financial obligations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SR Telecom Management Discussion and Analysis of Financial Condition and Results of Operations

The management discussion and analysis (“MD&A”) which follows is provided to assist readers in their assessment and understanding of the financial position, consolidated results of operations and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the years ended December 31, 2005, 2004 and 2003. The following discussion and analysis of financial position, cash flows and results of operations was prepared in accordance with generally accepted accounting principles in the United States of America and should be read in conjunction with SR Telecom’s December 31, 2005 annual audited consolidated financial statements contained elsewhere in this report.

Forward-looking statements

The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this report, which includes this MD&A, describe the Corporation’s expectations on April 18, 2006. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative or those terms. These statements are based on certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectation and predictions is subject to a number of risks and uncertainties, including among other things, the risk factors discussed in this MD&A. Consequently, all forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that will have the expected consequences to or effects on the Corporation and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also offers full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

On November 30, 2005, pursuant to the terms of the Corporation’s 10% redeemable secured convertible debentures due October 15, 2011, (“Convertible Debentures”), $10.0 million in principal amount of the Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of Convertible Debentures held approximately 72.9% of the then outstanding common shares.

Recent Developments

•	On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase competitiveness. As a result, approximately 70 positions will be eliminated. As well, there will be additional transition costs. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

•	On February 28, 2006, SR Telecom announced that it had signed an agreement with Axtel S.A. de C.V. for a purchase commitment of US$10 million. Shipments are scheduled to begin immediately with deployment and services scheduled through the second quarter of 2006.

•	On February 2, 2006, SR Telecom announced a $50.0 million private placement of common shares and the conversion of certain Convertible Debentures into common shares. As a result, the Corporation issued 333.3 million common shares and converted approximately $58.4 million of Convertible Debentures plus interest paid in kind into 280.9 million common shares. On January 24, 2006, the Corporation extended the opportunity for a period of approximately fifteen business days to all other holders of Convertible Debentures that were eligible under applicable securities legislation to subscribe to common shares at $0.15 per share, on the condition that they convert their Convertible Debentures. Such additional investments resulted in the issuance of 28.5 million additional common shares for gross proceeds to the Corporation of $4.3 million as well as the conversion of approximately $4.2 million of Convertible Debentures plus interest paid in kind into 20.4 million common shares on February 27, 2006. At the close of these transactions, there were a total of 728.8 million common shares of the Corporation outstanding. The proceeds of the private placement will be used to fund the Corporation’s current working capital requirements.

•	On December 23, 2005, SR Telecom announced that it sold substantially all of the assets and the operations of its subsidiary in France, along with all of the shares of its Australian subsidiary, to a subsidiary of Duons Systèmes of Paris, France, subject to certain conditions. The proceeds, per the agreement, is between €1.00 and €4.0 million. The proceeds could be adjusted upwards if certain future revenue levels of the sold businesses are met. The proceeds may also be adjusted downwards should such future revenue levels not be met. To the extent that the results of the sold businesses reach certain other levels on a cumulative basis over a five-year period, then additional sums may be payable by the Purchaser. SR Telecom and its French subsidiary have also agreed to indemnify the Purchaser in the event that the results of the sold businesses show a loss. In such a case, this indemnity would be limited to a maximum of €0.8 million. See discontinued operations discussion below for more information.

•	On December 20, 2005, SR Telecom announced the appointment of Peter Campbell as Interim Chief Financial Officer. Mr. Campbell previously served the Corporation in various finance related capacities from 2002 to early 2005. Mr. Campbell replaces David Adams, Senior Vice-President, Finance and Chief Financial Officer who left in December 2005.

•	On December 1, 2005, SR Telecom announced that, after the close of business on November 30, 2005, it received notice from the Nasdaq Listings Qualifications Panel that its shares were to be delisted from the Nasdaq National Market as of the opening of business on December 2, 2005. Nasdaq had determined that SR Telecom did not meet the US$10 million shareholder’s equity requirement, as set forth in Marketplace Rule 4450(a)(3), or the US$1.00 minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5). As announced previously, SR Telecom had appealed an earlier determination from Nasdaq to delist the Corporation’s common shares, however, this appeal was rejected. The Corporation’s common shares continue to be listed on the Toronto Stock Exchange (TSX).

•	On November 30, 2005, $10.0 million of SR Telecom’s 10% convertible debentures due October 15, 2011, as well as the accrued interest that was payable in kind, were converted on a pro rata basis among all the holders of the 10% convertible debentures into approximately 46.1 million common shares and 1.2 million common shares, respectively, at the conversion price of approximately $0.217 per common share. This conversion was mandatory under the terms of the 10% convertible debentures. This conversion resulted in the immediate recognition of an accretion expense of $10 million and a transfer of $10 million from Additional paid-in capital to Comon Stock. Following this mandatory conversion, approximately $65.5 million of 10% convertible debentures and 64.9 million common shares were outstanding.

•	On November 14, 2005, SR Telecom extended its agreement with BlueTree Advisors. BlueTree Advisors agreed to provide the management services of William Aziz as the Corporation’s Interim Chief Executive Officer and President to December 31, 2006.

Critical Accounting Policies and Estimates

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. SR Telecom believes that the following critical accounting policies represent SR Telecom’s critical accounting policies as they involve a higher degree of judgment and complexity in their application.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

During the year ended December 31, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•	On December 23, 2005, SR Telecom announced that it sold substantially all of the assets and the operations of its French subsidiary as well as its Australian subsidiary.

•	On November 30, 2005, $10.0 million of the Convertible Debentures, as well as the accrued interest that was payable in kind, were converted on a pro rata basis among all the holders of the Convertible Debentures into approximately 46.1 million common shares and 1.2 million common shares, respectively, at the conversion price of approximately $0.217 per common share.

•	On August 24, 2005, SR Telecom completed the exchange of its then outstanding 8.15% debentures due August 31, 2005 into the Convertible Debentures due October 15, 2011.

•	The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of the loans have been rescheduled and the maturity extended to May 17, 2008.

•	On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to US $ 39.6 million with a syndicate of lenders comprised of 8.15 % debenture holders.

•	The Corporation continued its restructuring activities to reduce costs.

In addition, on February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million Convertible Debentures into common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million Convertible Debentures into common shares. The proceeds of the private placements will be used to fund the Corporation’s current working capital requirements.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will result in sufficient funds to continue as a going concern.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed or determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom is the U.S. Securities and Exchange Commission’s Staff Accounting Bulletins No. 101 and No. 104, “Revenue Recognition in Financial Statements” (“SAB 101” and “SAB 104”).

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out above. That is, (i) the product or service represents a separate earnings process; (ii) objective, reliable and verifiable evidence of fair value exists; and (iii) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Corporation recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Corporation’s products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Corporation’s customary trade terms include holdbacks on contracts (retainages on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable. Performance of the Corporation’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Corporation ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Corporation’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns and other allowances at the time of shipment are based on contract terms and experience from prior claims.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty costs, including labour and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that is has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first-in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favourable than SR Telecom’s assumptions, additional reserves may be required.

Assessment of Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by management on an ongoing basis by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset in the period incurred. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenues and expenses are translated at average exchange rates prevailing during the period.

The functional currency of the Corporation’s subsidiaries is the same as the parent Corporation, the Canadian dollar. Monetary assets and liabilities of those subsidiaries are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities of those subsidiaries are translated at historical rates and revenues and expenses are translated at average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

Deferred Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of deferred income tax assets that are not considered more likely than not to be realized.

Investment tax credits are created from eligible research and development expenditures which can be carried forward to future periods. The Corporation’s existing credits have a remaining average life of 4 to 9 years. As of July 1, 2003, the Corporation ceased the recognition of further federal investment tax credits. The ability to realize the value of investment tax credits is reassessed in light of current and expected tax planning strategies.

Adoption of New Accounting Policies

Non-Monetary Transactions

In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-Monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-Monetary Transactions” (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Corporation has chosen early adoption of these standards and such adoption did not have an impact on the Corporation’s consolidated financial statements.

SR Telecom Selected Consolidated Financial Data

	December 31, 2005	December 31, 2004
Consolidated Balance Sheet Data
Total assets	150,590	207,718
Long-term debt, including current portion	86,957	106,940
Total liabilities	129,974	174,511
Capital stock	237,359	216,771
Shareholder’s equity	20,616	33,207

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Consolidated Statements of Operations Data
Revenues	76,384	99,074	99,970
Restructuring, asset impairment and other charges	3,455	6,615	3,541
Loss from continuing operations	(89,571)	(75,594)	(47,946)
(Loss) earnings from discontinued operations	(8,979)	(9,192)	4,246
Net loss	(98,550)	(84,786)	(43,700)
Basic and diluted
Loss per share from continuing operations	(4.11)	(4.54)	(6.65)
(Loss) earnings per share from discontinued operations	(0.41)	(0.55)	0.59
Net loss per share	(4.52)	(5.09)	(6.06)
Dividends per common share	—	—	—

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

The following table outlines the breakdown of revenues from continuing operations by segment:

	Year ended Dec. 31 2005	Year ended Dec. 31 2004	Year ended Dec. 31 2003
Wireless Telecommunication Products Business Segment	74.6%	81.2%	85.9%
Telecommunications Service Provider Business Segment	25.4%	18.8%	14.1%

Wireless Telecommunication Products revenue from continuing operations (“wireless revenue”) decreased as a percentage of total revenue from 85.9% in 2003 to 81.2% in 2004 and to 74.6% in 2005. These decreases resulted from an overall decline in wireless products revenue in 2005 and 2004 compared to an increase experienced in Telecommunications Service Provider revenue due to increased access tariffs approved in 2004 as well as the roll out of the Corporation’s new urban initiative and the recognition of long-distance revenue through the establishment of CTR’s long-distance affiliate, Mistral S.A in 2005.

Discontinued operations

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would discontinue certain product lines. As part of its newly adopted strategic plan, the Corporation intends to take immediate steps to strengthen its current financial position by improving the profitability of its product portfolio. Its focus is to maximize revenue potential and profitability of its key products, symmetry, SR500ip and SR500 and divest itself of assets that were manufactured discontinued as announced in the second quarter of 2005.

Effective December 1, 2005, the Corporation sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations. The assets not disposed of related primarily to accounts receivable and payable which will be monetized by the Corporation.

The final sales price for the businesses is to be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sales price, per the agreement, is between €1.00 and €4.0 million. As of the date of these financial statements, management cannot reasonably determine the sales price with sufficient reliability.

The proceeds, once established based on the results of the sold businesses for 2006, are payable to the Corporation evenly over a period of 5 years with an acceleration clause in the first year should revenue levels reach a specific target. To the extent that the cumulative results of the sold businesses over the 2006-2010 period meet certain targets, additional sums of up to €1.0 million may be payable by the Purchaser.

SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €0.8 million. No provision has been recorded in relation to this potential indemnity as management does not expect the sold business to realize a loss in 2006.

As a result of the nature of the contingencies pursuant to the contract, the disposal was recorded for nil proceeds. In future periods, if greater certainty is established for the sale price, it will be recorded in that period.

As a result of this transaction, the Corporation also recorded the following charges in its results of operations (presented under discontinued operations): an impairment charge of $0.4 million on the remaining fixed assets in its French subsidiary that were deemed to have no future use as well as an impairment charge of $0.6 million for the remaining swing-related inventory not taken by the purchaser that is estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of its French subsidiary, the Corporation has redirected the remaining operations of the subsidiary to act as a sales office in France for the Corporation’s other product lines. The Corporation entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease in order to find premises more suited to its needs. An agreement was reached in March 2006. The Corporation accrued the settlement of the lease as at December 31, 2005 in the amount of $1.5 million (€1.1 million). The Corporation will vacate the premises by April 30, 2006.

The net assets, the results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment. The wireless segment results expressed in this MD&A do not include these discontinued operations and are presented on a continuing operations basis.

The results of discontinued operations are as follows:

	Year ended December 31,
	2005	2004	2003
Revenues from discontinued operations	14,172	24,862	27,911
Loss on disposal of discontinued operations	(1,761)	—	—
Pretax (loss) earnings from discontinued operations	(8,804)	(7,741)	3,134
Net (loss) earnings from discontinued operations	(8,979)	(9,192)	4,246

The cash flows from discontinued operations are summarized as follows:

	Year ended December 31,
	2005	2004	2003
Cash flows (used in) provided by operating activities	5,676	841	(2,767)
Cash flows provided by (used in) investing activities	754	(125)	(467)

Increase (decrease) in cash and cash equivalents from discontinued operations	6,430	716	(3,234)

The net assets of discontinued operations are summarized as follows:

	December 31, 2005	December 31, 2004
Accounts receivable, net	5,809	10,394
Inventory	—	10,084
Other	250	687

Current assets	6,059	21,165
Property, plant and equipment	43	1,828
Accounts payable and accrued liabilities	8,365	12,436
Customer advances	75	293

Current liabilities	8,440	12,729

Net assets (liabilities) of discontinued operations	(2,338)	10,264

WIRELESS TELECOMMUNICATIONS PRODUCTS BUSINESS SEGMENT

	2005					2004					2003
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3		Q2	Q1	Total
Revenue	10,315	27,872	9,580	9,213	56,980	15,595	24,259	23,607	17,029	80,490	29,454	15,954		22,276	18,222	85,906
Cost of revenue	12,178	18,811	21,574	8,263	60,826	13,571	16,577	15,035	11,797	56,980	16,007	10,102		11,045	10,600	47,754
Gross profit	(1,863)	9,061	(11,994)	950	(3,846)	2,024	7,682	8,572	5,232	23,510	13,447	5,852		11,231	7,622	38,152
Gross profit percentage	-18%	33%	-125%	10%	-7%	13%	32%	36%	31%	29%	46%	37%		50%	42%	44%
Operating loss	(14,856)	(6,328)	(22,686)	(10,413)	(54,283)	(16,336)	(11,064)	(13,559)	(12,377)	(53,336)	(12,352)	(13,821)		(4,124)	(6,973)	(37,270)
Net loss from continuing operations	(36,755)	(13,839)	(24,685)	(12,352)	(87,631)	(33,446)	(6,135)	(14,364)	(14,840)	(68,785)	(14,351)	(15,867)		(7,701)	(10,694)	(48,613)
Basic and diluted net loss per share from continuing operations	(1.07)	(0.87)	(1.49)	(0.76)	(4.02)	(1.85)	(0.38)	(0.88)	(1.07)	(4.13)	(1.30)	5	(2.11)	(0.13)	(0.18)	(6.75)

General trend analysis cannot be developed as the Corporation’s sales cycles are long and unpredictable. Results fluctuate from quarter to quarter depending on the timing of purchase orders as well as the bidding and winning of sales contracts, as well as other factors beyond the control of the Corporation. The Corporation markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance.

A summary of the results of operations from continuing wireless operations expressed as a percentage of revenue from continuing wireless operations for the years ended December 31, 2005, 2004 and 2003 is presented as follows:

	Years ending December 31,
	2005	2004	2003
Revenue	100%	100%	100%
Cost of revenue	107%	71%	56%

Gross (loss) profit	(7%)	29%	44%

Agent commissions	3%	6%	4%
Selling, general and administrative expenses	56%	49%	47%
Research and development expenses, net	23%	32%	34%
Restructuring, asset impairment and other charges	5%	8%	3%

Operating expenses	87%	95%	88%

Operating loss	(94%)	(66%)	(44%)
Interest expense, net	(47%)	(7%)	(7%)
Gain on repurchase of debentures	0%	0%	1%
Gain on sale of long-term investment	0%	4%	0%
Gain on settlement of claim	5%	6%	0%
Loss (gain) on foreign exchange	0%	(1%)	(14%)
Income tax recovery (expense)	(15%)	(22%)	7%

Net loss	(151%)	(86%)	(57%)

Revenue

Revenue from continuing wireless operations by geographic area of operation, based on the location of SR Telecom’s customers, was as follows for the years ended December 31, 2005, 2004 and 2003:

	Revenue (in 000’s)			Percent of Wireless Revenue
	2005	2004	2003	2005	2004	2003
Europe, Middle East and Africa	20,902	25,094	24,784	37%	31%	29%
Asia	6,667	31,521	36,105	12%	39%	42%
Latin America	22,978	9,608	9,814	40%	12%	11%
Other	6,433	14,267	15,203	11%	18%	18%

	56,980	80,490	85,906	100%	100%	100%

Revenue in Latin America in dollar terms and as a percentage of wireless revenue increased substantially from $9.6 million or 12% in 2004 to $23.0 million or 40% in 2005, primarily due to the realization of the first phase of a project in Mexico and an equipment supply contract in Argentina. Revenue in Latin America increased slightly in percentage terms from 11% in 2003 to 12% in 2004 but decreased slightly in dollar terms from $9.8 million in 2003 to $9.6 million in 2004. Revenue in Europe, Middle East and Africa in percentage terms increased to 37% in 2005 from 31% in 2004 but decreased in dollar terms from $25.1 million in 2004 to $20.9 million in 2005. A large part of the decrease in dollar terms related to lower equipment sales in Europe, Middle East and Africa offset by a major project for Telefonica in Spain. Revenue in Europe, Middle East and Africa increased to 31% in 2004 compared to 29% in 2003. Revenue decreased in Asia in dollar terms and as a percentage of revenue from $31.5 million or 39% in 2004 to $6.7 million or 12% in 2005. The decrease in revenue in Asia is largely attributable to larger sales in Thailand in 2004 relating to the SR500 deployment on the Telephone Organization of Thailand (TOT) project that were not replicated during 2005. Sales to Asia also declined to 39% in 2004 from 42% in 2003 as a result of large contracts with the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand that were substantially completed in 2003.

For the year ended December 31, 2005, equipment revenue decreased to $50.8 million from $67.6 million for the year ended December 31, 2004. The decrease in revenue is primarily the result of longer delays than anticipated in finalizing the Corporation’s credit facility, as well as the effects of reduced supplier credit and production slow-downs, including timing issues related to the delivery of equipment and an overall decrease in sales volumes. Equipment revenue increased in 2004 by $7.9 million over the revenue level of $59.6 million achieved in 2003 due to several new contracts in Indonesia.

Service revenue decreased by $6.7 million for the year ended December 31, 2005 to $6.2 million from a revenue level of $12.9 million in 2004. This was the result of revenue realized on projects in their final stages in 2004, in particular, long-term projects in Asia and Africa which were not replicated in 2005. Also, during the first half of 2005, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its long-standing customers. For the year ended December 31, 2004, service revenue decreased to $12.9 million from a level of $26.2 million achieved for the year ended December 31, 2003. This $13.3 million decline in service revenue mainly resulted from the fact that there were significant service revenues from a turnkey project in Asia in 2003 that did not recur in 2004. The Corporation expects that revenue in 2006 will be greater than the revenue levels experienced in 2005 due to the active revitalization of the Corporation’s supply chain and improved customer confidence surrounding proceeds received from the private placement and follow-on offer of $50.0 million and $4.2 million respectively.

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the year ended December 31, 2005 was as follows:

		Revenue	% of revenue
Techtel LMDS Comunicaciones	Argentina	8,448	15%
Siemens S.A.	Spain	10,975	19%
Telefones de Mexico, S.A. de C.V.	Mexico	11,242	20%

Total		30,665	54%

For the year ended December 31, 2004, there were no customers whose revenue comprised more than 10% of wireless revenue from continuing operations.

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the year ended December 31, 2003 was as follows:

		Revenue	% of revenue
Sudan Telecom Company Ltd.	Sudan	9,990	12%
Department of Transport and Communications of the Philippines	Philippines	11,150	13%

Total		21,140	25%

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized. In addition, the cost of revenue related to the Wireless Products Business Segment includes inventory impairments that the Corporation recognized as a result of its restructuring activities.

Gross profit as a percentage of revenue is negative 7% or a loss of $3.8 million for the year ended December 31, 2005 compared to a gross profit of 29% or $23.5 million for the year ended December 31, 2004. and 44% or $38.2 million for the year ended December 31, 2003. The significant negative gross margin in 2005 was due to a write-off of $13.7 million of the Corporation’s inventory consisting primarily of raw materials and repair stock as a result of the Corporation’s decision to discontinue certain product lines, no longer support prior versions of certain products, and change its approach to repairs. For the years ended December 31, 2004, inventory impairment charges amounted to $1.1 million with none charged in the prior year. The inventory impairment charge of $1.1 million in 2004 related to the Stride 2400 product line which was discontinued following the Corporation’s streamlining and restructuring initiatives set in place in that year. Excluding the inventory impairment charge, gross profit would have been a positive 17% of revenue, or $9.9 million for the year ended December 31, 2005 and 31% or $24.6 million for the year ended December 31, 2004.

The principle drivers of the fluctuations in equipment gross margin are the level of revenue, and the product and customer sales mix. Equipment gross profit in dollar terms and percentage terms decreased to $6.6 million or 13% for the year ended December 31, 2005 from $20.4 million or 30% for the year ended December 31, 2004. The decrease in gross profit percentage is due in part to an increase in under-absorbed overhead costs resulting from abnormally low production levels and delays associated with restarting the Corporation’s supply chain as well as variations in sales mix with increased lower margin product sales. Services gross profit as a percentage of service revenue increased to 52% for the year ended December 31, 2005 from 33% for the year ended December 31, 2004 mainly due to higher margins realized on the sale of supply inventory which were partially offset by reduced factory volumes.

The combined gross profit from equipment and services (excluding inventory impairments) as a percentage of their combined revenue decreased to 31% for the year ended December 31, 2004, from 44% for the year ended December 31, 2003. This decline was primarily attributable to a $13.3 million decrease in service revenue in 2004 compared to 2003 resulting from the fact that there were significant service revenues from a turnkey project in Asia in 2003 which did not recur. The decline was also due in part to an inventory impairment charge of $1.1 million in 2004 related to the Stride product line which was discontinued following the Corporation’s streamlining and restructuring initiatives put in place in that year.

The Corporation expects to see a significant improvement in gross profit in 2006 on a percentage basis due to expected savings in operational costs as a result of the outsourcing of the manufacturing to third parties as well as in dollar terms in anticipation of increases in sales volumes.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify such a presence or where the local custom and practice require the use of local partners. Management throughout the Corporation have confirmed to senior management the Corporation’s compliance with the Foreign Corrupt Practices Act of the United States.

Agent commissions as a percentage of revenue decreased to 3% or $1.7 million in the year ended December 31, 2005 from 6% or $4.7 million in the year ended December 31, 2004. The decrease in commissions as a percentage of revenue was commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally had higher commissions. Agent commissions as a percentage of revenue increased to 6% in 2004 or $4.7 million from 3% or $3.0 million in 2003. The increase was a function of a change in sales mix. The jurisdiction and equipment mix changed significantly since 2003 with the addition of the airstar and angel product lines. The Corporation expects commissions as a percentage of revenue to remain stable in the first quarter of 2006.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses decreased to $32.5 million for the year ended December 31, 2005 from $39.5 million for the year ended December 31, 2004. This was primarily due to the effects of the restructuring that was implemented in 2004 as well as the additional restructuring undertaken in 2005. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current and expected level of business activity. Partially mitigating the decrease in selling, general and administrative expenses was a $3.7 million increase in provision for doubtful accounts relating to the Teleco de Haiti/MCI receivable taken by the Corporation during the third quarter of 2005. Excluding the impact of this item, selling, general and administrative expenses would have amounted to $28.8 million for the year ended December 31, 2005, representing a decrease of 26% over the previous year. The SG&A expenses to revenue ratio increased to 57% for the year ended December 31, 2005 compared to 48% for the year ended December 31, 2004 due to a lower revenue base. SG&A expenses were relatively constant at $39.5 million in 2004 compared to $40.4 million in 2003. Although SG&A remained constant during 2004, the benefits of the cost reduction efforts put in place by the Corporation along with the restructuring that took place in the second and third quarters of 2004 were offset by a provision of $1.9 million related to an account receivable in the Middle East, the effect of eliminating the expected sub-lease revenue of $1.6 million on the U.S. operating lease and a provision of $0.9 million related to an offer of settlement of litigation. The Corporation expects selling, general and administrative expenses to remain stable for the first quarter of 2006 after taking into account the one-time charges indicated above, without, however, considering new potential one-time charges

Research and Development Expenses

Research and development (R&D) expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government grants and recognized refundable investment tax credits associated with these activities. The Corporation has focused its innovation activities on pre-WiMAX and WiMAX products development. Any Canadian federal investment tax credits related to the Corporation’s R&D activities are included in the provision for income taxes.

R&D expenses declined significantly to $13.1 million for the year ended December 31, 2005 from $26.0 million for the year ended December 31, 2004 and from $29.1 million in 2003. The decrease was primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. The Corporation expects R&D expenses to increase in 2006 as additional efforts and resources will be allocated to the development of pre-Wimax and Wimax products.

Restructuring, Asset Impairment and Other Charges

During the year ended December 31, 2005, additional restructuring charges of $3.5 million were accrued in the statement of earnings for severance and termination benefits arising from the termination of employees originally laid-off in January 2005 in the Canadian location and from salary continuance for a period ranging from eighteen to twenty-four months resulting from the termination of employment contracts for certain executives. These initiatives were undertaken by the Corporation in order to continue to reduce its cost structure in line with current and projected revenue levels. In total, 95 employees were terminated. See note 22 of the notes to consolidated financial statements for more information.

During the second and third quarters of 2004, the Corporation began a comprehensive streamlining and restructuring initiative that will significantly reduce its cost base in line with current and anticipated revenue levels. Restructuring charges of $6.6 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits and lease charges. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, R&D activities are now concentrated in Montreal.

During the fourth quarter of 2003, restructuring charges of $1.5 million were incurred by the Corporation in order to reduce its cost structure. These charges were primarily comprised of severance and termination benefits. Certain acquired assets in 2003 in the amount of $1.4 million were also written-off due to changes in the market place and customer requirements that went beyond the capability of the Corporation’s technology at the time. In addition, the Corporation determined that certain satellite related assets to be deployed had deteriorated and accordingly, wrote-down such assets by $0.6 million to their estimated fair value.

Finance Charges

Finance charges were $27.4 million for the year ended December 31, 2005 compared to $5.3 million for the year ended December 31, 2004. The interest expense in the wireless segment predominantly related to the accumulated interest charges of $3.7 million on SR Telecom’s senior unsecured debentures of $71.0 million prior to the closing of the debenture exchange bearing interest at 8.15%. Finance charges continue to be accrued on Convertible Debentures. The finance charges for the year ended December 31, 2004 were partially offset by interest income generated from investments made with the proceeds of the public offering and private placements in February 2004.

The Corporation also incurred additional interest costs of approximately $3.2 million in the year ended December 31, 2005 relating to the new credit facility that is currently in place. The Corporation will satisfy these interest payments partly with interest payable in kind due to be paid after the revolving term starting October 1, 2006. Interest payable in kind has the effect of compounding interest expense. In addition, expenses incurred in connection with the debenture exchange in the amount of $5.6 million were classified with finance charges as they are related to financing. These costs were composed of costs such as legal, accounting, broker, dealer and agent fees. Finance charges amounted to $5.3 million in 2004 compared to $5.7 million in 2003. The decrease in finance charges in 2004 as compared to 2003 related primarily to the repayment of bank indebtedness in 2004 and 2003 as well as the effect of interest income generated from investments made with proceeds of the public offering and private placement in 2004. Going forward, the Corporation expects finance charges to increase in 2006 predominantly due to the conversion of approximately $72.0 million of Convertible Debentures into common shares as part of the private placement and follow on offer on February 2, 2006 and February 27, 2006 respectively, that will trigger an amount of $60.2 million in interest expense due to the realization of a significant portion of the beneficial conversion feature.

Gain on Sale of Long-Term Investment

In September 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3.4 million (US$2.7 million). The long-term investment had been recorded at an estimated fair value of $nil at the time of the acquisition.

Gain on Settlement of Claim

On August 30, 2005, the Corporation was served with a complaint for rent and damages in connection with a lease by SR Telecom USA Inc. (formerly Netro Corporation) from North San Jose Interests (NSJI), seeking payment of US$0.9 million and unspecified damages. NSJI drew down on the letter of guarantee in the amount of $0.9 million (US$0.8 million) to partially satisfy its claim. On November 7, 2005, the landlord of the lease, NSJI, filed a lawsuit against SR Telecom USA Inc. seeking payment for rent and damages of US$2.6 million representing rent in arrear. On January 13, 2006, the Corporation reached a US$3.6 million settlement including transaction costs for the full discharge of the lease liability in the amount of $6.9 million (US$5.9 million). $4.2 million (US$3.6 million) has been accrued for this settlement and is presented in the current portion of the lease liability. As a result of the settlement, the Corporation recorded a gain of $2.7 million (US$2.3 million) in November 2005.

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4.0 million of inventory by SR Telecom, where US$2.0 million was paid on August 27, 2004. The remainder was to be paid in three installments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4.6 million (US$3.5 million) in the third quarter of 2004. The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1.45 million on March 11, 2005. The Corporation subsequently came to an agreement with Solectron and paid the then overdue amount of US$0.55 million including interest and fees on June 15, 2005. The remaining balance of US$0.9 million due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at December 31, 2005.

Foreign Exchange

The gains or losses on foreign exchange include both the gains and losses realized on foreign currency denominated monetary assets or liabilities as well as those recognized on the derivative financial instruments utilized by the Corporation in its management of foreign currency risk.

SR Telecom’s trade accounts receivable are primarily denominated in US dollars and Euros. The Corporation also has US dollar payables and other liabilities. Net of the fair value of embedded derivatives, discussed below, the Corporation had a foreign exchange gain of $0.2 million in the year ended December 31, 2005, compared to a foreign exchange gain of nil in the year ended December 31, 2004 and a foreign exchange loss of $10.0 million in 2003. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar. The revaluation of the Corporation’s US dollar denominated debt, receivables and cash balances was the main reason for the foreign exchange gain in 2005. In 2004, the Corporation realized losses on the fluctuation in the value of its US dollar receivables which were partially offset when the Corporation collected a significant portion of its US receivables in the third quarter of 2004. The losses were further offset by an increase in the Corporation’s outstanding US dollar payables. The revaluation of the Corporation’s US dollar denominated accounts receivable and cash balances was the main reason for the foreign exchange movement in 2003.

The company also enters into sales and purchase contracts which use a currency other than the Canadian dollar or the local currency, such as the Euro or the U.S. dollar. As a result of these transactions, the fair value of the embedded derivative is calculated and any change in fair value is charged to foreign exchange gain or loss. This has resulted in a charge to foreign exchange expense of $0.3 million in the year ended December 31, 2005, $0.4 million in the year ended December 31, 2004 and $2.4 million in 2003.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other deferred income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates that have been enacted and which will be in effect when the differences are expected to reverse. The tax loss carry forwards recognized related primarily to losses incurred in Canada. In the beginning of the third quarter of 2003, the Corporation ceased to recognize additional tax loss carry forward benefits, resulting in no tax recovery in 2004 compared to 2003. During the fourth quarter of 2004, management determined that an increase in the valuation allowance for the deferred income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation.

The income tax expense for the years ended December 31, 2005 and 2004 included a write-down of $8.5 million and $4.2 million respectively related to the carrying value of the Corporation’s federal investment tax credit balance as it was determined that there was insufficient evidence of reasonable assurance that these amounts would be realized within their remaining carry-forward period. For the year ended December 31, 2005, the income tax expense was $8.4 million.

Backlog

Backlog at the end of 2005 stood at $28.2 million, the majority of which will be delivered in the first half of 2006, up from $9.5 million at the end of 2004 and $27.0 million at the end of 2003. The Corporation’s current backlog is comprised of many short-term orders that turn over quickly and includes purchase orders received from committed deliveries. Currently, with the addition of the Axtel commitment of $10.0 million along with additional new orders that are completed or close to completion, the Corporation expects the backlog to grow during the first half of the year.

TELECOMMUNICATIONS SERVICE PROVIDER BUSINESS SEGMENT

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is focused on reducing costs and increasing revenues with the objective of maximizing operating cash flows. SR Telecom believes that increased revenue from the installation of more lines using the angel technology and the access charge increases has contributed to this objective.

	2005					2004					2003
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
Revenue	4,775	4,776	4,719	5,134	19,404	4,278	4,660	5,039	4,607	18,584	3,613	3,247	3,567	3,637	14,064
Cost of revenue	3,181	3,867	3,687	3,545	14,280	3,090	3,183	3,355	3,197	12,825	3,413	3,220	3,067	3,334	13,034
Gross profit	1,594	909	1,032	1,589	5,124	1,188	1,477	1,684	1,410	5,759	200	27	500	303	1,030
Gross profit percentage	33%	19%	22%	31%	26%	28%	32%	33%	31%	31%	6%	1%	14%	8%	7%
Operating gain / (loss)	586	(402)	(844)	767	107	430	564	829	291	2,114	(1,594)	(1,723)	(576)	(1,095)	(4,988)
Net gain / (loss) from continuing operations	(60)	409	(1,827)	(462)	(1,940)	(6,208)	2,044	(1,416)	(1,229)	(6,809)	(1,215)	(3,122)	3,033	1,971	667
Basic and diluted net (loss) income per share	—	0.02	(0.10)	(0.03)	(0.09)	(0.35)	0.12	(0.09)	(0.09)	(0.41)	(0.12)	(0.43)	0.55	0.36	0.09

Revenue from the Telecommunications Service Provider segment improved over the last three years as a result of the increase in access tariffs which were approved in 2004, and the rollout of the Corporation’s new urban initiative and recognition of long-distance revenue through the establishment of CTR’s long-distance affiliate, Mistral S.A in 2005. Operating results also improved over the same period as a result of the increase in revenues, except in the second and third quarters of 2005 during which CTR incurred significant costs related to professional fees in the renegotiation and extension of its loans for an additional period of three years, and experienced an increase in tariffs for wire support as part of a new governmental decree.

Revenue

CTR experienced a slight increase in revenue to $19.4 million for the year ended December 31, 2005 from $18.6 million in 2004 and from $14.1 million in 2003. Net revenues in Chilean peso terms were 8,964 million pesos for the year ended December 31, 2005, compared to 8,738 million pesos in 2004 and 6,917 million pesos in 2003. Net revenues depend in part on the mix of access charges on tariffs paid to other service providers by CTR. The increase in net revenues was attributable to the new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the expansion of CTR’s urban wireless telecommunications service in several cities in Chile (“urban initiative”). In peso terms, revenue is expected to increase, or remain stable in the first quarter of 2006 due to the effects of the increase in access charges and the continued rollout of CTR’s new urban initiative as well as the application of the increased tariffs to its satellite network.

Gross Profit

The gross profit of CTR in dollar terms and as a percentage of revenue was $5.1 million or 26% for the year ended December 31, 2005 compared to $5.8 million or 31% in 2004. As for the year ended December 31, 2003, CTR generated a margin of $1.0 million or 7% of revenue. The decrease in gross margin in 2005 was mainly due to CTR’s urban initiative, offset to some extent by the increase in revenue over the same period. The significant improvement in gross margin in 2004 from the margin achieved in 2003 was mostly related to the increase in access tariffs by Subtel as well as cost reduction efforts made by the company.

Operating Expenses

Operating expenses increased to $4.7 million or 2,112 million pesos for the year ended December 31, 2005 from $3.6 million or 1,585 million pesos in 2004 in line with its expanding network following CTR’s urban initiative as discussed previously. Operating expenses decreased to $3.6 million or 1,585 million pesos in 2004 from $5.4 million or 9,392 million pesos in 2003. The decrease in operating expenses related to continued operational efficiencies and cost reductions enacted in CTR. CTR will continue to manage its operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the first quarter of 2006 as was experienced in the fourth quarter of 2005.

Finance Charges

Finance charges for the year ended December 31, 2005 increased to $3.1 million from $2.7 million in 2004. The reason for the increase was partly due to professional and legal fees incurred in the second quarter of 2005 in the approximate amount of $1.0 million relating to the renegotiation of the CTR loans for an extended period of three years. Financing charges decreased to $2.7 million in 2004 from $3.2 million in 2003 due to various factors which included a reduction in the amount of long-term debt outstanding, a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on CTR’s US dollar interest payments. Assuming US exchange rates remain stable, the Corporation expects that its interest expenses will decrease in 2006 due to lower debt outstanding with a partial repayment of its CTR loans.

Foreign Exchange

The foreign exchange gain of $1.1 million for the year ended December 31, 2005, compared to the gain of $2.3 million and $11.1 million in 2004 and 2003 respectively, was a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US dollar denominated debt.

Income Taxes

During the fourth quarter of 2004, it was determined that an increase in the valuation allowance in the amount of $8.5 million of the deferred income tax assets of CTR was appropriate, as a result of the significant uncertainties surrounding the company’s future prospects.

Consolidated Basic and Diluted Loss per Share

	2005				2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Basic and diluted loss per share from continuing operations	(1.18)	(0.76)	(1.51)	(0.73)	(2.25)	(0.23)	(0.85)	(1.17)	(1.49)	(2.62)	(0.85)	(1.20)
Basic and diluted loss per share from discontinued operations	(0.05)	0.00	(0.20)	(0.02)	(0.10)	0.03	(0.47)	(0.04)	0.16	0.05	0.00	0.04

Basic and diluted (loss) income per share	(1.23)	(0.76)	(1.71)	(0.75)	(2.35)	(0.20)	(1.32)	(1.21)	(1.33)	(2.57)	(0.85)	(1.16)

Consolidated Liquidity and Capital Resources

Cash and Cash Equivalents

The consolidated cash including restricted cash of $0.7 million (2004-$1.9 million), increased to $10.2 million at December 31, 2005, compared to $6.4 million at December 31, 2004. On May 19, 2005, an agreement was reached with certain debenture holders to provide up to US$39.6 million by way of a five-year secured credit facility. The full amount of $46.2 million (US$39.6 million) had been drawn at December 31, 2005. The Corporation also amended its agreement with the CTR lenders, pursuant to which the repayment terms of the loans were rescheduled and the maturity extended to May 17, 2008. Further, in August 2005, the Corporation and the debenture holders exchanged all but face value of $270,000 of the $71.0 million, 8.15% debentures and approximately $4.6 million of accrued interest for new Convertible Debentures due October 15, 2011. On November 30, 2005, $10 million of the Convertible Debentures, as well as accrued interest that was payable in kind, were converted on a pro rata basis among all the holders of the 10% convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. In addition, on February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million of the Convertible Debentures into common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million of Convertible Debentures into common shares. Pursuant to the refinancing arrangements in place in relation to its credit facility and the CTR debt, as well as the issuance of common shares under the private placements and the related debenture conversions, management believes it will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Accounts Receivable

The accounts receivables decreased by $15.6 million to $27.2 million at December 31, 2005 from $42.8 million at December 31, 2004, primarily from a decrease in sales volumes in the fourth quarter of 2005. Due to effects of delays which were longer than anticipated in finalizing the Corporation’s credit facility, as well as the effects of reduced supplier credit resulting in production slow-downs. This decrease was also explained by a provision of $3.7 million taken in the third quarter of 2005 and the collection of a significant amount of receivables relating to sales to Telefonica in the fourth quarter of 2005.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom.

In the third quarter of 2005 as indicated above, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million.

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement has been signed by SR Telecom and MCI, but has not yet been signed by Teleco de Haiti. The Corporation expects that the settlement will be finalized in the coming weeks.

Inventory

The inventory balance decreased by $18.9 million to $30.6 million at December 31, 2005, from $49.5 million at December 31, 2004. During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $13.7 million was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada. As part of its decision to outsource its manufacturing operations, the Corporation believes that it will significantly reduce its inventory balances in 2006. The Corporation expects to generate substantial working capital savings from the consumption of its existing inventory.

Investment Tax Credits

Investment tax credits are created from eligible research and development expenditures. In the fourth quarter of 2005, the Corporation recorded a reduction in its non refundable federal investment tax credits of $8.5 million following a reassessment of its ability to realize the value of these investment tax credits in light of its current and expected tax planning strategies. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 4 to 9 years.

Restricted Cash

The restricted cash relates primarily to portions of interest and principal on the US notes payable and performance and bid bonds that support the Corporation’s contracting activities.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $2.7 million for the year ended December 31, 2005, compared to $3.2 million for the year ended December 31, 2004. These expenditures related mainly to existing network upgrades and enhancements. Wireless Products additions were $1.4 million in 2005 compared to $2.8 million in 2004, which related to ongoing capital requirements. SR Telecom presently has no material commitments for capital expenditures other than the further expansion of the Chile urban network, which is estimated at approximately $4.6 million.

Other Assets

Other assets included in the balance sheet at December 31, 2005, amounting to $2.9 million, related mostly to the deferral of professional fees in the amount of $1.8 million for the establishment of the credit facility and amounts relating to commitment and payout fees. Beginning June 2005, the Corporation has recorded amortization of the deferred costs over the term of its current loan agreement. Other assets in 2004 pertained purely to foreign exchange embedded derivatives.

Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities decreased to $27.5 million at December 31, 2005, from $42.8 million at December 31, 2004. In the first quarter of 2006, the Corporation reached settlements with certain trade suppliers on outstanding accounts payable. In accordance with GAAP, these settlements were recorded in the fourth quarter of 2005. In addition, the Corporation realigned its outstanding payables balances with some suppliers and will repay these balances over the coming periods. The Corporation expects that the outsourcing of our manufacturing operations will reduce the outstanding accounts payable balance and free up working capital in 2006.

Customer Advances

Customer advances decreased to $1.2 million as at December 31, 2005, from $1.6 million as at December 31, 2004. The decrease was largely attributable to reduced sales in the current year.

Long-Term Debt and Shareholders’ Equity (in 000’s)	December 31, 2005	December 31, 2004
Lease liability	4,197	8,620
Long-term liability	1,749	1,810
Long-term credit facility	47,862	—
Convertible redeemable secured debentures*	4,035	—
Long-term debt	35,060	106,940
Shareholders’ equity	20,616	33,207

*	This is the liability component of outstanding convertible debentures. The value of the beneficial conversion feature of the Convertible Debentures of $65.4 million as at December 31, 2005 is included in Additional paid-in capital. Upon conversion of the Convertible Debentures in the first quarter of 2006, $62.6 million of this beneficial conversion feature was transferred from Additional paid-in capital to Capital Stock

Lease Liability

The lease liability relates to SR Telecom USA Inc.’s San Jose, California operating lease expiring in September 2006, which was assumed with the acquisition of Netro Corporation on September 4, 2003. This location was not in use by SR Telecom USA Inc. At the time of acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation had been unable to sub-lease the premises, nor did it expect to be able to sub-lease these premises in the near-term and as a result, increased the liability by $1.6 million in 2004 through eliminating the effect of the expected sub-lease revenue.

As of the second quarter of 2005, the Corporation stopped making its lease payments. In 2005, the landlord of the lease, North San Jose Interests filed a lawsuit against SR Telecom, USA Inc. seeking payment for rent and damages. On January 13, 2006, the Corporation reached a US$3.6 million settlement including transaction costs for the lease liability claims by North San Jose Interests in the amount of $6.9 million (US$5.9 million). As a result of the settlement, SR Telecom recorded a gain of $2.7 million (US$2.3 million) in November 2005 as per management best estimates at that time. As at December 31, 2005, the Corporation recorded a lease liability of $4.2 million (US$3.6 million) reflecting the settlement payable.

Long-Term Liability

As at December 31, 2005, the long-term liability was $1.7 million (US$1.5 million), which reflected the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability reflected the effects of foreign exchange.

Long-Term Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up US$39.6 million with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures, and with BNY Trust Company of Canada acting as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility was secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. All four tranches of US$15.9 million, US$11.9 million, US$7.9 million and US$3.9 million were available during the fourth quarter of 2005 and were fully drawn as at December 1, 2005 in the amount of $46.3 million (US$39.6 million). The interest on the credit facility was comprised of a cash portion, which would be the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in cash after October 1, 2006, which would be the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. The additional interest was accrued and included in the Credit Facility as at December 31, 2005 in the amount of $1.6 million. In addition, the financial terms of the credit facility included the following: a 2% commitment fee based on the facility as they became available and a payout fee of either, at the option of the lender, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximated the market capitalization of the Corporation), at maturity, payable by issuing debt or equity.

Long-Term Debt, Debentures and Convertible Redeemable Secured Debentures

The Corporation and the debenture holders entered into an agreement to exchange the outstanding 8.15% debentures and accrued interest thereon into Convertible Debentures.

On August 24, 2005, the debenture exchange closed where all but face value of $270,000 of the 8.15% debentures were exchanged for $75.5 million face value of new convertible debentures.

The new convertible debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principle amount of new convertible debentures, representing a conversion price at closing of approximately $0.217 per common share. Interest on the convertible debentures is payable in cash or in kind by the issuance of additional convertible debentures. The convertible debentures are secured as a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, and are subordinate to the security of the credit facility. In accordance with their terms, on November 30, 2005, $10.0 million new Convertible Debentures was converted into 46,060,892 common shares and the accrued interest that was payable in kind converted into 1,261,937 common shares at a conversion price of approximately $0.217 per common share, for an aggregate of 47,322,829 common shares. Immediately after the issuance, those holders of the new Convertible Debentures that were converted held approximately 72.9% of the common shares on an undiluted basis.

The issuance of the Convertible Debentures resulted in the recognition of a beneficial conversion feature measured at the date of issuance. The total value of this feature was $75.5 million, the full amount of the Convertible Debentures. $65.5 million was recognized on August 18, 2005 when the Convertible Debentures were issued and credited to additional paid-in capital. This amount will be accreted over the life of the Convertible Debentures using the effective yield method at an interest rate of 17.12%. As at December 31, 2005, $1.7 million had been accreted to the Convertible Debenture liability.

$10.0 million of Convertible Debentures was subject to a mandatory conversion clause, the date of which was contingent upon a number of factors, and was initially credited to a liability. The beneficial conversion feature of this portion, being $10.0 million was only recognized when the contingency was resolved, on November 30, 2005, and on that date was reclassified from the liability account to additional paid-in capital. On the same date, pursuant to the mandatory conversion feature, an expense of $10.0 million was recognized and recorded as the Convertible Debenture liability, as the accretion of these debentures was accelerated by the conversion. Upon conversion, $10.0 million of Convertible Debentures, and $10.0 million of additional paid-in capital, were reclassified from these accounts and credited to share capital.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of December 31, 2005, a principal amount of US$29.5 million was outstanding. During the second quarter of 2005, SR Telecom and the CTR lenders re-negotiated and agreed on the maturity and payment terms of the loan to extend the maturity to May 17, 2008. The interest rate is at LIBOR plus 4.5%, plus 1% per year, payable at maturity. The Corporation continues to guarantee the performance of the obligations of CTR to the lenders up to an amount of US$12.0 million. This guarantee is secured against all assets of SR Telecom and ranks pari passu with the convertible debentures while being subordinated to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. In addition, the CTR lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such earlier date should there be a default by SR Telecom under its new Credit Agreement or upon an insolvency or bankruptcy of the Corporation. SR Telecom has agreed to provide certain management, technical, inventory and other support to CTR.

Counterparties for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

The notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2006. In accordance with GAAP, these notes were classified as current liabilities. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

The following table outlines the cash payments due with respect to SR Telecom’s contractual cash obligations:

Contractual Obligations	2006	2007	2008	2009	2010	Thereafter	Total
Lease liability	4,197	—	—	—	—	—	4,197
Long-term credit facility	—	—	—	—	—	47,862	47,862
Debentures	—	—	—	—	—	270	270
Convertible redeemable secured debentures*	—	—	—	—	—	68,415	68,415
Long-term debt	34,679	83	28	—	—	—	34,790
Purchase commitments	10,608	—	—	—	—	—	10,608
Operating lease obligations	4,108	3,177	2,616	306	229	102	10,538

	53,592	3,260	2,644	306	229	116,649	176,680

*	The total contractual obligation related to the Convertible Debentures as at December 31, 2005

Shareholders’ Equity

	December 31, 2005	December 31, 2004
Authorised
An unlimited number of common shares
An unlimited number of preferred shares issuable in series

Issued
65,666,961 common shares (17,610,132 as at December 31, 2004)	237,359	216,771
3,924,406 warrants (3,924,406 as at December 31, 2004)	12,265	12,265
Additional paid-in capital	65,371	—
Deficit	(294,379)	(195,829)

As at March 20, 2006, following the $50.0 million private placement, the $4.3 million additional private placement, and the conversion of $65.4 million of convertible debentures and accrued interest thereon, there were 728,860,198 commons shares of the Corporation outstanding.

The additional paid-in capital of $65.4 million as at December 31, 2005 related to the beneficial conversion feature recognized on the issuance of the Convertible Debentures. An additional amount of $10.3 million in equity was recognized relating to the mandatory conversion of $10.0 million of the Convertible Debentures along with interest payable in kind.

As at December 31, 2005, the Corporation’s outstanding number of stock options was 232,480 of which 201,730 stock options was exercisable.

Off-Balance Sheet and Banking Arrangements

In 2005, the Corporation received notice from its bankers requiring it to seek new banking arrangements effective December 31, 2005. This was further extended until January 31, 2006. In January 2006, the Corporation secured new banking arrangements with other bankers. Currently, the Corporation still has approximately $2.0 million in outstanding bid and performance bonds issued under a facility with its previous bank which will remain outstanding until their maturity.

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and obtain directors’ and officers’ insurance in this regard for a period of three years.

For more information, see note 24 of the notes to consolidated financial statements included herein.

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The affiliated companies have provided primarily professional services to the Corporation.

Cash Flows

For the year ended December 31, 2005, cash flows used in continuing operations totaled $40.9 million as compared to cash flows used in continuing operations of $42.7 million for the year ended December 31, 2004. This decrease was primarily the result of lower revenues recognized by the Corporation.

For the year ended December 31, 2005, cash flows provided by continuing financing activities totaled $41.4 million, mainly arising from the draw down on the credit facility to restart manufacturing, as compared to $31.3 million for the year ended December 31, 2004, mainly reflecting the net proceeds from the issuance of shares and warrants in the first quarter of 2004.

For the year ended December 31, 2005, cash flows used in continuing investing activities amounted to $2.0 million as compared to cash flows provided by continuing investing activities of $6.2 million for the year ended December 31, 2004. In 2004, the Corporation sold its short-term and long-term investments for a total gain of $3.4 million in order to fund operations.

New accounting recommendations

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment (“SFAS 123R”), a revision to SFAS 123. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption, January 1, 2006, of the revised standard, the Corporation will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to July 1, 2005, that were previously disclosed on a pro-forma basis. The adoption of SFAS 123R is not expected to have a material impact on the Corporation’s consolidated financial statements.

In November 2004, the FASB issued SFAS 151, “Inventory Costs: an amendment of ARB No. 43, Chapter 4”, (“SFAS No. 151”) which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing. SFAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation is presently evaluating the impact of SFAS 151 on its financial statements.

In June 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in an accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. SFAS No. 154 now requires retrospective application of changes in an accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. The Corporation does not expect the adoption of this statement will have a material impact on its financial statements.

In July 2005, the FASB issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”, which addresses the amortization period for leasehold improvements on operating leases acquired significantly after the beginning of the lease. The EITF is effective for leasehold improvements made in periods beginning after June 29, 2005. The adoption of this EITF did not have a material effect on the Corporation’s financial position or results of operations.

Risks and Uncertainties

The Corporation has in excess of $85 million of consolidated debt outstanding, comprised principally of the Credit Facility, the Convertible Debentures and the CTR Loans. SR Telecom operations are by their nature capital-intensive. The Corporation may therefore require continued access to financing to fund working capital needs, capital expenditures. other cash requirements, and additional development and acquisition opportunities as well as the retirement of maturing debt.

The Trust Indenture and the Credit Facility contain provisions that limit the Corporation’s ability and, in some cases, the ability of the Corporation’s Restricted Subsidiaries 1) to pay dividends or make other restricted payments and investments; 2) incur additional indebtedness and issue preferred stock; 3) create liens on assets; 4) merge, consolidate, or sell all or substantially all of the Corporation’s assets. In addition, the Credit Facility contains convenants that will require the Corporation to maintain financial ratios. SR Telecom’s ability to comply with many of these restrictions may be affected by events beyond its control.

CTR is party to credit facilities under which US$29.5 million of debt is outstanding where the lenders have full recourse to the assets if certain financial and operational covenants are not satisfied. The lenders have waived compliance with these covenants to as at December 31, 2005 and March 31, 2006. CTR expects to satisfy these covenants for the forseeable future. If CTR does not satisfy these convenants and the lenders do not waive these defaults, CTR will be in default and all amounts due under the credit facilties could be declared due and immediately payable. There is no assurance that the necessary waivers will be obtained. Such acceleration would have material and adverse consequences on the business as well as its financial position and results of operations.

Subsequent to year-end, on February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million principle amount of Convertible Debentures into common shares. On February 27, 2005, the Corporation completed the private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million principle amount of Convertible Debentures into common shares. These transactions significantly de-leverage the Corporation’s balance sheet. The proceeds of the private placements will be used to fund the Corporation’s current working capital requirements. Although the conversion of approximately $62.6 million Convertible Debentures into common shares on February 2, 2006 and February 27, 2006 reduced significantly the consolidated debt outstanding, there is no assurance that the Corporation will be able to pay interest and principal or to refinance the remaining indebtedness, which will depend upon future performance. The future performance is subject to the success of the Corporation’s business plan, including its ability to successfully integrate its operations and general economic conditions as well as subject to various other factors which could be of a financial, competitive, regulatory or labour nature, many of which are beyond the Corporation’s control.

The Corporation markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. The risk of doing business with customers in such countries, include dealing with 1) trade protection measures and import or export licensing requirements; 2) difficulties in enforcing contracts; 3) difficulties in protecting intellectual property rights; 4) unexpected changes in regulatory requirements; 5) legal uncertainty regarding liability, tax, tariffs and other trade barriers; 6) foreign exchange controls and other currency risks; 7) inflation; 8) government appropriations or subsidies that the customers are beneficiaries or recipients of may be decreased or delayed; 9) challenges to credit and collections; 10) expropriation; 11) government instability, war, riots, insurrections and other political events. Although the Corporation has political risk insurance, force majeure clauses and currency strategies covering some of the events listed above, insurance proceeds and other measures would likely not cover all losses and the Corporation may not be able to obtain insurance coverage in the future on commercially reasonable terms, or at all.

The Corporation’s inability to develop new products or product features on a timely basis, or if its new products or product features fail to achieve market acceptance, may adversely affect its future growth. In the past, the Corporation has experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused it to incur unexpected expenses. Furthermore, in order to compete in additional markets, the Corporation will have to develop different versions of its existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

Competition is likely to persist and intensify in the future. Many of the Corporation’s competitors will be substantially larger and have significantly greater financial, sales, marketing, technical, manufacturing and other resources as well as more extensive distribution channels than the Corporation does. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than the Corporation will be able to. These competitors may enter the Corporation’s existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than the Corporation’s solutions.

Further increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect the business. If the product costs are not reduced enough to keep pace with the required price reductions, both revenues and gross margins, and consequently, results of operations will suffer.

The Corporation’s sales cycles are long and unpredictable. As a result, the Corporation’s revenues may fluctuate from quarter to quarter and it may be unable to adjust its expenses accordingly. This would cause operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. In addition, the Corporation expects that the delays which are inherent in its sales cycle could raise additional risks of service providers deciding to cancel or change their product plans.

The Corporation has incurred losses from operations in the last three fiscal years. While SR Telecom cannot predict whether losses will be experienced in 2006, failure to return to profitability in 2006 could have a material adverse effect on its business and prospects. The ability to achieve and maintain profitability will depend on, among other things, its ability to secure new business and develop new products and features on a timely basis, the market acceptance of its products, and its ability to reduce product costs and other costs sufficiently.

SR Telecom has acquired and may continue to acquire significant inventory in order to support contractual obligations in relation to discontinued product lines and discontinued components in existing products. If sales of such products or components do not materialize, the Corporation could end up with inventory levels that are significantly in excess of the Corporation’s needs, which could increase its working capital requirements or cause significant losses.

The telecommunications industry is subject to rapid and substantial technological change. The Corporation may not be able to keep pace with technological developments or developments by other companies that could render its products or technologies non-competitive. Some of these technologies and products could be more effective and less costly than those of the Corporation, which could thus potentially lead to an erosion of its market share.

The Corporation may be subject to significant liability cliams if its products do not work properly. The provisions in the agreements with customers that are intended to limit the Corporation’s exposure to liability claims may not preclude all potential claims. In addition, insurance policies may not adequately limit its exposure with respect to such claims. Liability claims could require the Corporation to spend significant time and money in litigation or to pay significant damages, and could seriously damage the reputation and business of the Corporation.

The Corporation is subject to a number of arbitration disputes and litigations that may adversely affect the operating results and liquidity if these disputes are not favorably resolved. Furthermore, SR Telecom has recorded significant liabilities including those in connection with its arbitration proceedings, and may involve other obligations not yet known. Estimates of these liabilities have been made, but there can be no assurance that the actual settlement of these liabilities will not differ materially from the amounts accrued.

The Corporation’s reporting currency is the Canadian dollar, while the majority of sales contracts are in other currencies. Fluctuations betweeen currencies will affect the reported values of revenues and eventual collections. While the Corporation engages in hedging activitites from time to time to protect from fluctutations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

All foreign operations are classfied as integrated with those of SR Telecom for consolidation purposes so that any gains or losses on foreign exchange translation are charged to income in the current year.

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely tradable and liquid currencies of first world countries and communities. Foreign currency exposures are evaluated regularly and, where warranted, hedge mechanisms are established to minimize the impact of market fluctuations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors

Each director is elected by shareholders to serve until the next annual meeting or until a successor is elected or appointed.

The following table sets out the name of each of the individuals who are directors of the Corporation as of March 29, 2006, the municipality of residence and other principal board and committee positions.

Name	Other Positions with the Corporation	Director Since
Kirk E. Flatow (3) (San Jose, California, U.S.A.)	Director	2005
David Gibbons (Redmond, Washington, U.S.A.)	Director	2005
Paul J. Griswold (1) (3) (Armonk, New York, U.S.A.)	Vice-Chairman of the Board of Directors	2005
Lionel P. Hurtubise (2) (Montreal, Quebec, Canada)	Chairman of the Board of Directors	1999
Patrick J. Lavelle (1) (2) (Toronto, Ontario, Canada)	Director	2005
Pierre St-Arnaud (Montreal, Quebec, Canada)	Director	2001
Louis A. Tanguay (1)(2)(3) (Montreal, Quebec, Canada)	Director	2004

(1)	Member of the Compensation and Nominating Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Corporate Governance Committee.

The following are brief biographies of the members of the board of directors.

KIRK FLATOW was appointed to our board of directors in August 2005. Mr. Flatow is the Senior Vice President, Advanced Semiconductor Packaging Group of Tessera, Inc. Prior to that, he served as Senior Vice President of Marketing and Sales, a position he assumed in February 2002. From January 2001 to December 2001, Mr. Flatow served as President and Chief Executive Officer of Novera Optics, Inc., a dynamic optical component company. From April 1997 to January 2001, Mr. Flatow held several executive positions at Harmonic, Inc., an optical networking company, including President of Broadband Access Network Division, Vice President of Worldwide Sales and Vice President of International Operations. From October 1994 to April 1997, Mr. Flatow served as Vice President of Business Development North America for Flextronics International Ltd. Mr. Flatow was co-founder of nCHIP Inc. where, from February 1989 to October 1994, he held senior level positions including Vice President of Worldwide Sales, Vice President of Japan, Vice President of Finance and Chief Financial Officer. Mr. Flatow received a B.S. from the University of Santa Clara and an M.B.A. from the University of Chicago.

DAVID GIBBONS was appointed to our board of directors in October 2005. He has been engaged in the wireless telecommunications industry for 17 years and is currently CEO of MediaCast Inc. Throughout his career, Mr. Gibbons has been involved in realizing new wireless technologies into global, high volume deployments including GSM, CDMA and OFDM on both the network and terminal side. Mr. Gibbons’ assignments in the wireless industry have included senior management roles in business development, engineering and operations. He has held the position of President and Senior Vice President Business Development at Elektrobit Inc, a wholly owned subsidiary of Elektrobit Group responsible for the American market; Senior Vice President Business Development and CTO for AT&T Wireless Services broadband wireless access business; Director and Manager of several engineering teams at AT&T Wireless, Motorola and Nokia.

PAUL J. GRISWOLD was appointed to our board of directors in August 2005 and Vice Chairman of the Board in November 2005. Mr. Griswold is CEO and a director of SLI Holdings International, LLC of Purchase, New York and a Director of Weinstein Beverages of Seattle, Washington. Prior to May 2003, he served as the President, Chief Executive Officer and Director of Paxar Corporation. He was named its President and Chief Executive Officer in August 2001. He had previously served as the President and Chief Operating Officer since February 2000. Prior to that time, Mr. Griswold was the Senior Vice President, Protective Packaging and International Operations, at Pactiv Corporation, formerly Tenneco Packaging. Prior to joining Tenneco in 1994, he was the Vice President of Packaging Development and Procurement for Pepsi International. Mr. Griswold has a B.A. Mathematics from Fordham University and a M.B.A. in Finance from Seton Hall University. DDJ Capital Management LLC, a major shareholder of the Company as discussed in Item 7, has a controlling interest in SLI Holdings International, LLC.

LIONEL P. HURTUBISE has served on our board of directors since 1999. He was formerly President and Chief Executive Officer of Ericsson Canada Inc. and served as its Chairman of the Board until July 31, 2005. Mr. Hurtubise has been in the forefront of telecommunications and computer science technology in Canada for many years. Prior to joining Ericsson Canada in 1986, he served as President of International Systcoms Ltd., then a leader in the field of mobile radio telephony. He was also a principal in the formation of Westech Systems Ltd., a joint venture in which Alberta Government Telephones was a participant, in developing Canada’s first cellular mobile telephone network. Mr. Hurtubise is active in private and governmental organizations dedicated to the advancement of telecommunications research and development.

PATRICK J. LAVELLE was appointed to our board of directors in August 2005. Mr. Lavelle is Chief Executive Officer of Patrick J. Lavelle and Associates, a management consulting firm. Mr. Lavelle is currently Chairman of UE Waterheaters Inc., and is a director of McQuarry Energy Inc., Algoma Steel Inc., Westport Innovations Inc., Tahera Diamond Corporation, and Canadian Bank Note Company Limited. He serves as a Trustee of Arriscraft International Income Fund and Trustee and Chair of Retrocom Mid-Market Real Estate Investment Trust. He is Chairman of the Bay of Spirits Gallery and on the advisory board of International M.B.A. Program at York University. Mr. Lavelle has previously served as Chairman and CEO of Unique Broadband Systems Inc., VP Corporate Development at Magna International Inc., Chairman of Export Development Corp., Chairman of the Business Development Bank of Canada, and a director of Lions Gate Entertainment Corp., Solign Technologies, Inc., Proprietary Industries Inc., Newmex Minerals Inc. He was Chairman of Canadian Council for Aboriginal Business. He has served as Deputy Minister of Industry, Trade and Technology for Ontario, First Secretary of the Premier’s Council, a senior advisor to the Planning and Priorities Board of the Ontario Cabinet and as Agent General for the Government of Ontario in Paris, France.

PIERRE ST-ARNAUD has served on our board of directors since 2001. Mr. St-Arnaud was Executive Vice President and Chief Operating Officer of SR Telecom from August 2000 to April 2001 and subsequently President and Chief Executive Officer from April 2001 to July 2005. From 1981 to 1995, he was employed in the national and international operations of the Asea Brown Boveri (ABB) group of companies. In 1993, he became President of Power Transmission and Distribution Segment, ABB Canada. In 1996, he served as Executive Vice President, Technology and Development of Hydro-Québec. From 1997 to 1999, he was engaged as President and Chief Executive Officer at Geomat International Inc., a leader in the global geomatics industry.

LOUIS A. TANGUAY joined our board of directors in 2004. Retired from Bell Canada after a career spanning over four decades and during which he held a number of executive positions, including President of Bell Canada International from 1998 until 2001, Mr. Tanguay possesses a deep understanding of the management of telecommunications operations. He currently serves as a director of several companies, including Aéroports de Montréal, Canbras Communications, Bell Nordiq, Medisys Inc., Rona Inc. and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.

Senior Management

The following table sets out information concerning our senior management as of March 29, 2006, including name and position with us.

William E. Aziz	Interim President and Chief Executive Officer
Peter Campbell	Interim Chief Financial Officer
Charles Immendorf	Senior Vice-President, Innovations
Albert Israel	Senior Vice-President, Operations and Customer Solutions
Garry Forbes	Senior Vice-President, Sales and Marketing
Michael J. Morris	Vice-President, Contracts and Legal

The following are brief biographies of our senior management.

WILLIAM E. AZIZ has been engaged as our Chief Restructuring Officer since April 18, 2005 and as our Interim President and Chief Executive Officer since July 21, 2005. He is currently Managing Partner of BlueTree Advisors, a management firm that provides services in connection with business recoveries, strategic planning, organizational development and mid-market investment banking. Mr. Aziz has played a key role in the restructuring of Atlas Cold Storage Income Trust, BiWay Stores division of Dylex, White Rose Home & Garden, Omega Digital Data, Interlink Freight Systems and Agnew Family Footwear. He is currently a director of Canada Bread Limited.

PETER CAMPBELL, our Interim Chief Financial Officer, joined us in July 2002. He was appointed Interim Chief Financial Officer in December 2005. He is responsible for executive management and oversight of all of our financial operations. Prior to this appointment Mr. Campbell held the position of Corporate Controller world-wide operations. Mr. Campbell began his career at Ernst & Young, L.L.P. where he gained his chartered accountant designation.

CHARLES IMMENDORF is our Senior Vice President, Innovations and is responsible for R&D strategy, technology innovation, and product development. Mr. Immendorf spearheads the SR Telecom team of over 100 R&D experts in the development of industry-leading technologies and advanced product solutions. He possesses more than 10 years of leadership in the development and deployment of advanced OFDMA broadband wireless systems. Previously, he served as the General Manager for SR Telecom USA and Vice President of Software Development for Netro Corporation in Redmond, WA, where he led the research and development for the symmetry ONE and airstar BWA product lines. Mr. Immendorf originally joined AT&T’s OFDMA BWA software development program in 1995, where he served as the Director of Software Development. He began his career in wireless telecommunications in 1991 with Motorola in Schaumburg, IL. He holds a BS in Electrical Engineering with highest honors from Rutgers University College of Engineering in New Jersey.

ALBERT ISRAEL is Senior Vice President, Operations and Customer Solutions. Mr. Israel joined SR Telecom in September 1999 as Director of Research & Development and was promoted to Vice President, Research & Development in December 2001. He later headed Product Management & Technology before occupying his current role. Mr. Israel has more than 18 years of management experience in the telecommunications industry. Before joining SR Telecom, Mr. Israel was Vice President of Strategy and Technology at Positron Industries Inc., a leading provider of 911 communication systems, which he joined in 1986 after completing a bachelor’s degree in Electrical Engineering at McGill University.

GARRY FORBES is Senior Vice-President, Sales and Marketing of SR Telecom. Mr. Forbes leads the development and execution of our global sales and marketing strategy. Prior to returning to SR Telecom, Mr Forbes was Vice-President Sales of Telco Systems, a wholly-owned subsidiary of BATM Advanced Communications Ltd. From January 2003 to August 2003, he held the position of General Manager/EVP Sales at MicroSlate Inc. From June 2001 to July 2002, he was Vice-President International Sales of TUT Systems, Inc. Prior to that, he held various positions with SR Telecom Inc. from June 1994 to June 2001, including Senior Vice-President-Sales and Marketing. Mr. Forbes holds a BSc EE from the University of Alberta.

MIKE MORRIS is SR Telecom’s Vice President Contracts and Legal. In this role, Mr. Morris is responsible for all legal aspects of commercial contracts. Mr. Morris is a graduate of Imperial College, London University in the U.K. where he received his Bachelor’s of Science (Honours) degree in Physics. Mr. Morris joined SR Telecom in 1984, as Vice President Engineering and has assumed a number of different roles during his career with the Company.

B. COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

For the year ended December 31, 2005, an aggregate amount of $5.0M was earned by the members of the board of directors of the Corporation and by former and current senior management of the Corporation and its subsidiaries, including compensation for salary, bonuses, severances and benefits. In 2005, no options were granted to directors and senior management. As of December 31, 2005, no amounts had been set aside for pension and retirement benefits for directors and executive officers.

Compensation of Named Senior Management

The following Summary Compensation Table summarises the compensation during the year ended December 31, 2005, for our former CEO and CFO, Interim CEO, Interim CFO and our three most highly compensated senior managers. The determination of the most highly compensated senior managers is made on the basis of the total annual salary and annual incentive bonuses earned during fiscal year ended December 31, 2005.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation					Long Term Compensation Stock Options Granted (#)
		Salary ($)	Bonus ($)		Other Annual Compensation ($)
William E. Aziz Interim Chief Executive Officer	2005	—	750,000	(4)	450,000	(1)	—
Peter Campbell Interim Chief Financial Officer	2005	28,282	—		30,000 1,133	(1) (2)	—

Name and Principal Position	Year	Annual Compensation					Long Term Compensation Stock Options Granted (#)
		Salary ($)	Bonus ($)		Other Annual Compensation ($)
Charles Immendorf Senior Vice President, Innovations	2005	237,780	—		6,748	(2)	—
Albert Israel Senior Vice President, Operations and Customer Solutions	2005	190,000	43,846	(3)	9,500	(2)	—
Pierre St. Arnaud Former President & CEO (stepped down July 19, 2005)	2005	247,788	20,800	(3)	777,958	(5)	—
David Adams Former Senior Vice-President and CFO (stepped down December 23, 2005)	2005	270,824	11,600	(3)	389,579	(6)	—
Benoit Pinsonnault Former Senior Vice-President Operations (stepped down October 28, 2005, currently a consultant)	2005	253,751	53,480	(3)	395,407	(7)	—

All senior managers as a group	2005	1,463,353	879,726		2,075,189		—

(1)	Consists of consulting fees for a period of less than one year.

(2)	Includes contributions to a retirement savings plan.

(3)	The amount relates to a retention bonus given to retain key personnel in the employment of our Company.

(4)	The amount relates to a performance based bonus and a signing bonus.

(5)	Includes $104,000 share purchase loan forgiven, contributions to retirement savings plan of $7,458, consulting fees and severance of $666,500.

(6)	Includes $58,000 share purchase loan forgiven, contributions to retirement savings plan of $13,370 and severance of $318,209.

(7)	Includes $35,300 for consulting fees, contributions to retirement savings plan of $11,590 and severance of $348,517.

C. BOARD PRACTICES

Each board of directors is elected by shareholders to serve until the next annual meeting or until a successor is elected or appointed. Mr. Peter Campbell’s employment contract with us will terminate May 13, 2006. Mr William Aziz’s contract with us will terminate December 31, 2006. The details of his contract follows.

Termination of Employment and Employment Contracts

Pursuant to an agreement we entered into with BlueTree Advisors on April 25, 2005, BlueTree Advisors agreed to provide, as an independent contractor, the management services of Mr. Aziz as our Chief Restructuring Officer for a six-month period ending October 25, 2005. In consideration for such services, BlueTree Advisors received work fees of $50,000 and an allowance for reasonable expenses per month until the expiration of such agreement and was eligible for a completion bonus of $750,000 payable October 24, 2005 for delivery of a restructuring and business plan that has now been completed, with 50% of each $50,000 monthly payment to be credited and applied against the completion bonus. Pursuant to this agreement, BlueTree Advisors was paid $600,000 on October 24, 2005. We had, but did not exercise, an option to extend this agreement for an additional three-month period. Mr. Aziz was subsequently appointed as Interim President and Chief Executive Officer by our board of directors for a period ending December 31, 2006. For such additional services, we have entered into an agreement with BlueTree Advisors that provides that BlueTree Advisors shall be paid a one-time fee of $150,000, a work fee of $50,000 and an allowance for reasonable expenses per month and is eligible for a success bonus of (i) $800,000 if the Earnings before interest, taxes, depreciation and amortization (“EBITDA”) targeted for 2006 (as approved by our board of directors) (the “2006

EBITDA”) is obtained, (ii) $1,000,000 if we obtain 110% of the 2006 EBITDA, or (iii) $1,200,000 if we obtain 115% of the 2006 EBITDA. BlueTree Advisors shall also be granted 1,953,125 common shares, subject to adjustment in certain circumstances, on July 24, 2006 with a gross-up to pay for the tax that results from such issuance.

Directors’ Compensation

The board of directors has adopted a compensation policy for its directors who are not officers or employees of the Corporation. Prior to August 22, 2005, the Chairman of the Board received an annual fee of $37,000 and all other directors received an annual fee of $12,000. The Chairman of a Committee received an annual fee of $3,000 and members of a Committee received an annual fee of $2,000. Directors received an attendance fee for board meetings, corporate governance committee meetings and audit committee meetings of $1,000 per director per meeting attended. From August 22, 2005, the Chairman of the Board receives an annual fee of US$65,000 and all other directors receive an annual fee of US$40,000. The Chairman of a Committee receives an annual fee of US$3,000 and members of a Committee receive an annual fee of US$2,000. Directors receive an attendance fee for board meetings, corporate governance committee meetings and audit committee meetings of US$1,000 per director per meeting attended.

In March 2006, the board of directors adopted a new compensation policy for its directors who are not officers or employees of the Corporation to take effect on April 1, 2006. The Chairman of the Board will receive an all inclusive annual fee of US$90,000, the Vice-Chairman of the Board will receive an annual fee of US$50,000 plus fees for chairing a board committee or being a board committee member, as described herein. All other board members are entitled to an annual fee of US$40,000 plus fees for chairing a board committee or being a board committee member, as described herein. The audit committee chair will receive an annual fee of US$15,000 and any other committee chair will receive an annual fee of US$7,500. All board committee members, other than the chair of the board committee, will receive an annual fee of US$5,000. Other than the retainers mentioned herein, no additional fees will be paid for attendance at meetings. Directors will also be eligible to receive stock options under the new 2006 employee and director stock option plan described below.

The following table sets forth the aggregate compensation earned by our directors in 2005

Directors Name	Total fees earned in 2005
	$
John C. Charles(1)		26,500
Constance L. Crosby(1)		27,000
J.V. Raymond Cyr(1)		54,948
Robert E. Lamoureux(1)		28,500
Nancy E. McGee(1)		37,750
Peter L. Jones(1)		32,500
Paul E. Labbé(1)		30,500
David Gibbons		20,074
Lionel P. Hurtubise		110,762
Kirk Flatow		29,803
Paul J. Griswold		42,051
Patrick J. Lavelle		42,089
Louis A. Tanguay		69,345
Pierre St-Arnaud		37,889

Total		589,711

(1)	Resigned from the Board in 2005

Under the Directors Share Compensation Plan, directors are entitled to fix in advance, at the start of each fiscal year, a percentage of their directors’ compensation between 10% and 100% to be paid quarterly in common shares, at the market price at the time of acquisition. In the year 2005, no Common Shares were issued to directors under the Directors’ Share Compensation Plan. In March 2006, the board of directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 shareholder meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. On April 3, 2006, approximately 15 million stock options were granted to employees and directors at an exercise price of $0.32. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option.

Audit Committee

The Audit Committee is currently composed of three directors, Lionel P. Hurtubise, Patrick J. Lavelle and Louis A. Tanguay. Paul J. Griswold was a member of the audit committee from October 11, 2005 to March 29, 2006. The audit committee has discussed with the independent auditors the matters required to be discussed in Statement on Auditing Standards 61, as may be modified or supplemented. The audit committee has reviewed and discussed the audited consolidated financial statements with management. The audit committee has received the written disclosures and the letter from the Independent Registered Chartered Accountants required by Independence Standards Board Standard No. 1, and has discussed with the Independent Registered Chartered Accountant their independence. Based on this review and these discussions, the audit committee recommended to the board of directors that the audited financial statements be included in this Annual Report on Form 20-F for the fiscal year ended December 31, 2005 for filing with the Commission.

Compensation and Nominating Committee

Our Compensation and Nominating Committee is currently composed of three directors, Louis A. Tanguay (Chair), Paul. J. Griswold and Patrick J. Lavelle. J.V. Raymond Cyr served as Chair of our Compensation and Nominating Committee until his resignation from the board of directors on September 30, 2005. Further to Mr. Cyr’s resignation, Mr. Lavelle was appointed to this committee effective October 12, 2005.

D. EMPLOYEES

As at December 31, 2005, we had approximately 640 employees (789 at December 31, 2004 and 987 at December 31, 2003) of which 240 (235 at December 31, 2004 and 233 at December 31, 2003) were employed by our subsidiary CTR in Chile. The total number of employees has decreased mainly due to restructuring and discontinued operations discussed in this Annual Report under the heading “Item 4.A History and Development of the Company”. All employees are non-unionized except for some CTR employees in Chile. They are predominantly technicians and are represented by one union. The collective bargaining agreement expires in March 2007. We consider relations with our employees to be good. In March 2006, as a result of outsourcing our manufacturing operations, we eliminated 70 positions in Montreal.

E. SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table provides information about the ownership of shares of SR Telecom’s common stock as of March 20, 2006 by each of our current directors and senior managers:

	Outstanding Shares	Percentage of Total Common Shares Outstanding	Number of Unexercised Options at Year End Exercisable / Unexercisable	Exercise Price of Options	Expiry Date of Options
Kirk E. Flatow	—	—	—	—	—
David Gibbons	—	—	—	—	—
Paul J. Griswold	—	—	—	—	—
Lionel P. Hurtubise	*	*	—	—	—
Patrick J. Lavelle	—	—	—	—	—
Pierre St-Arnaud	*	*	77,000/0	Range $7.47 to $83.30	Varies from June 2010 to April 2014
Louis A. Tanguay	*	*	—	—	—
William E. Aziz	—	—	—	—	—
Peter Campbell	—	—	—	—	—
Charles Immendorf	*	*	—	—	—
Albert Israel	*	*	9,500/0	Range $8.80 to $56.60	Varies from January 2010 to December 2012
Garry Forbes	—	—	—	—	—
Michael J. Morris	*	*	13,200/13,300	Range $7.47 to $130.80	Varies from April 2006 to April 2014

All directors and senior managers as a group	60,733	1%	99,700/13,300	N/A	N/A

*	Owns Less than 1% of total outstanding common shares.

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 shareholder meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. On April 3, 2006, approximately 15 million stock options were granted to employees and directors at an exercise price of $0.32. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option. The following table outlines the number of stock options granted to our directors and senior managers on April 3, 2006:

Stock Options Granted
Kirk E. Flatow	—
David Gibbons	183,100
Paul J. Griswold	183,100
Lionel P. Hurtubise	183,100
Patrick J. Lavelle	183,100
Pierre St-Arnaud	—
Louis A. Tanguay	183,100
William E. Aziz	—
Peter Campbell	—
Charles Immendorf	1,300,000
Albert Israel	1,300,000
Garry Forbes	900,000
Michael J. Morris	234,400

Total	4,649,900

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common shares by any holder that as of March 20, 2006, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission, owns 5% or more of our common shares. The voting rights of the shareholders listed below are not different from the voting rights of our other shareholders. The percentage of outstanding ordinary shares is based on 728,860,198 common shares outstanding as of March 20, 2006. Paul Griswold, a member of the Company’s board of directors, is CEO and a director of SLI Holdings International, LLC. DDJ Capital Management, LLC has a controlling interest in SLI Holdings International , LLC.

	Number of common shares Owned Directly or Indirectly	Number of common shares Beneficially Owned	Percentage of Outstanding common shares Beneficially Owned
DDJ Capital Management, LLC (1)	262,337,317	262,337,317	36%
Greywolf Capital Management LP (2)	135,928,923	135,928,923	18.6%
Catalyst Fund General Partner I Inc	75,922,365	75,922,365	10.4%
Guardian Capital LP	60,802,863	60,802,863	8.3%
Morgan Stanley & Co.	54,180,606	54,180,606	7.4%

(1)	These securities are held by DDJ Capital Management, LLC on its behalf and on behalf of certain entities for which DDJ Capital Management, LLC is the investment manager. Collectively, these entities are referred to as DDJ. These entities include B IV Capital Partners, L.P., GP Capital IV, LLC, The October Fund, Limited Partnership, October G.P., LLC and DDJ Canadian High Yield Fund.

(2)	These securities are held by Greywolf Capital Management LP on behalf of Greywolf Overseas Fund, Greywold Capital Partners II LP for which it acts as investment manager and certain other affiliated entities. These entities are collectively referred to as Greywolf.

As at March 20, 2006, to the extent we are aware, other than for the significant influence the holders listed above have as a result of their holdings, no person directly or indirectly, jointly or severally controls the corporation.

As at March 20, 2006, there were 338 shareholders of record. Of that number, 168 were US holders representing a total of 57.5% of our common shares then outstanding.

B. RELATED PARTY TRANSACTIONS

Consulting and Professional Services

During the year ended December 31, 2005, Mr. David Gibbons, a member of the Company’s board of directors, was paid approximately $37,000 in consulting fees.

Directors’ Fees

Directors’ compensation is detailed herein under Item 6.C “Board Practices”. As part of compensation for services provided as members of our board of directors, we offer to our directors the option to receive our common shares in lieu of cash payments for their services. For the year ended December 31 2005, no common shares were issued to directors under this plan.

In March 2006, the board of directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 shareholder meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. On April 3, 2006, approximately 15 million stock options were granted to employees and directors at an exercise price of $0.32. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option.

On July 21, 2005, we issued a private offering memorandum to our debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into 10% convertible redeemable secured debentures, due October 15, 2011. On August 24, 2005, the debenture exchange closed where all of the 8.15% debentures, except for debentures with a face value of $270,000, were exchanged for $75,526,000 face value of Convertible Debentures.

On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10 million principal amount of the Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

On February 2, 2006, we completed a $50.0 million private placement of 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures into common shares. Certain funds and accounts managed or advised by DDJ Capital Management, LLC which, prior to the closing of the private placement, held 15,789,217 common shares, and certain funds and accounts managed or advised by Greywolf Capital Management, L.P. which, prior to the closing of the private placement, held 8,185,986 common shares, are each considered insiders of the Corporation as such funds and accounts hold more than 10% of our common shares. Following the conversion of the Convertible Debentures and the additional subscription of 141,356,217 shares by funds or accounts managed or advised by DDJ and 73,205,769 shares by funds or accounts managed or advised by Greywolf, such entities hold 262,337,317 common shares and 135,928,923 common shares respectively of our outstanding common shares, after giving effect to the conversion of the Convertible Debentures by, and the issuance of common shares to, the purchasers under the private placement.

Except as disclosed in this section and in ITEM 6.C. “Board Practices”, none of our directors, executive and senior managers, associates or affiliates had any material interest in any transaction with us during the past year or in any proposed transaction which has materially affected or could materially affect us.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements for the fiscal years ended December 31, 2005, 2004 and 2003 and the independent registered chartered accountant’s report signed by Deloitte & Touche LLP are included in Item 18 of this report. Included in the financial statements is information on legal proceedings and export sales. Currently the Company intends to reinvest its earnings to finance future growth and, therefore, does not intend to pay dividends on its common shares in the foreseeable future.

B. SIGNIFICANT CHANGES

a) Warrants

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants, expiring on July 18, 2008, remain issued and outstanding.

b) Issuances of common shares

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and announced the conversion of approximately $58.4 million of Convertible Debentures into 280,881,314 common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million for 28,498,300 common shares and announced the conversion of approximately $4.2 million of Convertible Debentures into 20,319,019 common shares. At the close of these transactions, there were a total of 728,860,198 common shares of the Corporation outstanding and $2.9 million of Convertible Debentures.

c) Outsourcing

On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufaturing operations in order to increase its competitiveness. As a result, approximately 70 positions will be eliminated. As well, there will be additional transition costs. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

d) 2006 stock option plan

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 shareholder meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. On April 3, 2006, approximately 15 million stock options were granted to employees and directors at an exercise price of $0.32. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

On November 30, 2005, we received notice from Nasdaq’s Listing Qualification Panel that our common shares would be delisted as of opening of markets on December 2, 2005, for failure to comply with Nasdaq’s US$10 million shareholders’ equity requirement for continued listing and to comply with Nasdaq’s US$1.00 minimum bid price requirement.

The following table sets forth the high and low sales prices for our Common Shares as reported by the Toronto Stock Exchange, in Canadian dollars, and as reported by the Nasdaq National Market, in US dollars for the periods indicated.

	Toronto Stock		Nasdaq National Market
	Exchange		(through December 1, 2005
Year	High	Low	High	Low
2001	44.00	11.00	n/a	n/a
2002	27.50	7.00	n/a	n/a
2003	15.00	5.50	6.80	4.50
2004	9.41	1.56	7.25	1.28
2005	4.14	0.16	3.43	0.21

The following table sets forth the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, for each financial quarter in 2004 and 2005 and as reported by the Nasdaq National Market, in US dollars for each financial quarter.

			Nasdaq National Market
	Toronto Stock Exchange		(through December 1, 2005)
Quarter	High	Low	High	Low
Q1 2004	9.41	6.60	7.25	4.81
Q2 2004	7.85	3.53	6.01	2.54
Q3 2004	4.76	2.06	3.61	1.57
Q4 2004	5.05	1.56	4.37	1.28
Q1 2005	4.14	0.61	3.43	0.54
Q2 2005	0.75	0.28	0.65	0.21
Q3 2005	0.55	0.32	0.47	0.26
Q4 2005	0.54	0.16	0.47	0.24

The following table sets forth the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, and as reported by the Nasdaq National Market, in US dollars, for the most recent six months.

			Nasdaq National Market
	Toronto Stock Exchange		(through December 1, 2005)
Month	High	Low	High	Low
October 2005	0.49	0.31	0.40	0.25
November 2005	0.54	0.32	0.47	0.27
December 2005	0.36	0.16	0.32	0.24
January 2006	0.23	0.13	n/a	n/a
February 2006	0.29	0.18	n/a	n/a
March 2006	0.36	0.22	n/a	n/a

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Common Shares

Our Common Shares currently trade on the Toronto Stock Exchange under the symbol “SRX” and are quoted on the Nasdaq National Market under the symbol “SRXA”.

Warrants

Our common share purchase warrants, or Warrants, currently trade on the Toronto Stock exchange under the symbol “SRX.W”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Background

We are incorporated under and are governed by the Canada Business Corporations Act, or CBCA.

Board of Directors

Under the CBCA, a corporation whose securities are publicly traded must have at least three directors, including two who are not officers or employees of the corporation or any of its affiliates, but the actual number of directors is governed by a corporation’s articles. Our articles of incorporation provide that the number of directors will consist of a minimum of three and a maximum of twelve. Our bylaws provide that the actual number of directors will be determined from time to time by resolution of the directors. As at March 20, 2006, we had 6 members of the board of directors.

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

Description of Share Capital

Common Shares

Our common shares currently trade on the Toronto Stock Exchange under the symbol “SRX”. Our common shares were delisted from NASDAQ as of the opening of markets on December 2, 2005.

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

Preferred Shares

Our preferred shares may be issued in one or more series. The directors have the ability to issue these series, subject to the sending of articles of amendment to the “director” appointed under the CBCA for that purpose in prescribed form and the issuance of a certificate of amendment in respect of the articles of incorporation. The board of directors may fix, before such issue, the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares. Except as otherwise specifically provided in the CBCA, the holders of Preferred Shares shall not be entitled to vote for the election of directors or for any other purpose. The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of bankruptcy, winding-up, dissolution or liquidation of SR Telecom, whether voluntary or involuntary, or any other return of capital or distribution of assets of SR Telecom among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series. Preferred shares will also be entitled to preference over the common shares and over any other class of our shares ranking junior to the preferred shares of any series.

Warrants

Our common share purchase warrants, or warrants, currently trade on the Toronto Stock exchange under the symbol “SRX.W”

On February 20, 2006, 3,571,465 outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants, expiring on July 18, 2008 remain issued and outstanding. These warrants entitle each holder to purchase one common share at a price of $10.00 per share, A warrant holder does not have any right as shareholder of the Corporation including the right to vote or attend meetings of shareholders or to receive dividends or other distributions.

Convertible Debentures

On July 21, 2005 the Corporation issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into Convertible Debentures, due October 15, 2011 (the “debenture exchange”).

Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional Convertible Debentures, at the option of the Corporation. The Convertible Debentures are secured by a charge over substantially all of the assets of the Corporation, ranking behind the security interest granted to the lenders under the Credit Facility, and pari passu with the CTR notes, and subject to the terms of an Inter-Creditor agreement entered into between the lenders, under the terms of the Credit Facility, the Convertible Debenture holders and the CTR lenders, which set out certain rights and obligations between them.

On August 24, 2005, the debenture exchange closed where all of the 8.15% debentures, except for debentures with a face value of $270,000, were exchanged for $75,526,000, face value of Convertible Debentures.

The Convertible Debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principal amount of new Convertible Debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, on November 30, 2005, $10 million in principal amount of the Convertible Debentures and accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

On February 2, 2006, as part of the private placement, approximately $58.4 million of Convertible Debentures were converted into 280,881,314 common shares. On February 27, 2006, on completion of the private placement, an additional $4.2 million of Convertible Debentures were converted into 20,319,019 common shares.

Amendment to Governing Documents

Under the CBCA, an amendment to a corporation’s articles generally requires shareholder approval by special resolution. A “special resolution” is a resolution passed by at least two-thirds of the votes cast by shareholders who are entitled to vote on the resolution. In addition, if an amendment to the articles of incorporation adversely affects the rights of a particular class or series of shares, that class or series is entitled to vote separately as a class, whether or not that class or series otherwise carries a right to vote.

Under the CBCA, unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend, or repeal any bylaw that regulates the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required to submit the bylaw, amendment or repeal to the shareholders at the next shareholders meeting, and the shareholders may, by an “ordinary resolution” confirm, reject or amend the bylaw, amendment or repeal. An “ordinary resolution” is a resolution passed by a majority of the votes cast by shareholders who voted on the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Under the CBCA, the holders of a majority of the shares entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum for the transaction of business, irrespective of the number of persons present at the meeting, unless the bylaws provide otherwise. Our bylaws provide that a quorum at any shareholder meeting will be the holders present in person or present by proxy of at least 25% of the outstanding shares entitled to be voted at the meeting.

Annual Meeting of Shareholders

Under the CBCA, the directors of a corporation must call an annual meeting not later than 18 months after the corporation comes in to existence and thereafter, not later than 15 months after holding the last preceding annual meeting and no later than six months after the end of the corporations’ preceding financial year.

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

Quorum Requirement for Any Meeting of the Holders of Common Stock

In connection with the listing of our common shares on the Nasdaq National Market, we requested, based upon current business practice in Canada, and obtained, a waiver from Nasdaq Marketplace Rule 4350(f) regarding the quorum requirement. Pursuant to Rule 4350(f), a listed issuer shall provide for a quorum, as specified in its by-laws, of no less than 33 1/3 % of the outstanding shares of common stock for any meeting of the holders of common stock. Our by-laws provide for a quorum of no less than 25% of our outstanding common shares.

Requirements for Extraordinary Corporate Transactions

Under the CBCA, extraordinary corporate actions, such as certain amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary actions such as liquidations or dissolutions are required to be approved by special resolution. For such approvals, each share of the corporation carries the right to vote, whether or not the shares are designated as voting shares in the corporation’s articles. In some cases the special resolution to approve an extraordinary corporate action must also be approved separately by the holders of a class or series of shares, including a class or series that does not otherwise have the right to vote.

A corporation may also apply to a court for an order approving an arrangement which includes an amalgamation, a transfer of all or substantially all the property of a corporation to another corporation in exchange for property, money or securities of the corporation, or liquidation and dissolution where it is not insolvent and where it is not practicable for the corporation to make such fundamental change under other provisions of the CBCA. The court may make any interim or final order it thinks fit with respect to the proposed arrangement.

Shareholder approval is not required for an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries.

C. MATERIAL CONTRACTS

The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding the date of this document.

•	Manufacturing Agreement dated March 17, 2006, between SR Telecom Inc. and Positron Technologies Inc.

•	The registration rights agreement (the ”Canadian Registration Rights Agreement”) dated as of February 1, 2006 among the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund and The October Fund, Limited Partnership.

•	The registration rights agreement (the ”U.S. Registration Rights Agreement”) dated as of February 1, 2006 among the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund, The October Fund, Limited Partnership, Greywolf Capital Management L.P. and Morgan Stanley & Co. Incorporated.

•	The first supplemental indenture (the ”Supplemental Indenture”) made as of February 1, 2006 between the Company, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, amending the terms of the trust indenture (the ”Indenture”) between the Issuer and such parties dated as of August 22, 2005 governing the Convertible Debentures.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and BIV Capital Partners, L.P.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and GMAM Investment Funds Trust II.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and DDJ Canadian High Yield Fund.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and The October Fund, Limited Partnership.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and Greywolf Capital Management L.P.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and Guardian Capital LP.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and Catalyst Fund General Partner I Inc.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and North Pole Capital Master Fund.

•	The Share Purchase Agreement made as of January 23, 2006 between the Company and Morgan Stanley & Co. Incorporated.

•	Agreement between the Company and Blue Tree Advisors dated November 14, 2005 providing for the services of William E. Aziz as Interim Chief Executive Officer.

•	Amendment to Ninth Amendment and Limited term Waiver Agreement dated as of October 28, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A., Export Development Canada and InterAmerican Development bank.

•	Consulting Agreement dated as of October 1, 2005 between the Company and David Gibbons.

•	Trust Indenture dated August 24, 2005 between SR Telecom Inc. and Computershare providing for the issue of 10% secured convertible debentures due October 15, 2011, as amended by a supplemental indenture dated as of February 2, 2006.

•	Trust Indenture dated as of August 22, 2005 among the Company, as issuer and Computershare Trust Company of Canada and Manufacturers and Traders Trust Company as co-Trustees.

•	Inter-Creditor Agreement dated as of August 22, 2005 among SR Telecom Inc., Export Development Canada, Inter-America Development Bank, BNY Trust Company of Canada and Computershare Trust Company of Canada.

•	Canadian Registration Rights Agreement dated as of August 22, 2005 between SR Telecom Inc. and DDJ Capital Management, LLC.

•	U.S. Registration Rights Agreement dated as of August 22, 2005 among SR Telecom Inc. and the 10% Convertible Debenture holders specified therein.

•	Deed of Hypothec bearing formal date August 22, 2005, between SR Telecom Inc. and Computershare Trust Company of Canada.

•	Deed of Hypothec bearing formal date August 22, 2005, between SR Telecom Inc. and Export Development Canada and Inter-American Development Bank.

•	Security Agreement dated as of August 22, 2005, between SR Telecom Inc. and Export Development Canada and Inter-American Development Bank.

•	Supplemental Indenture dated as of August 22, 2005 between SR Telecom Inc. and Computerhsare Trust Company of Canada and Montreal Trust company amending the terms of the 8.15% Debentures.

•	Credit Agreement dated May 19, 2005 between SR Telecom Inc. and BNY Trust Company providing for a credit facility of up to US $39.625 million.

•	Ninth Amendment and Limited term Waiver Agreement dated as of May 19, 2005 among SR Telecom Inc, Comunicacion y Telefonia Rural S.A., Export Development Canada and InterAmerican Development bank.

•	Support Agreement and Consent dated as of May 19, 2005 among SR Telecom Inc., Comunicación y Telefonía Rural S.A., Export Development Canada (formerly Export Development Corporation) and Inter-American Development Bank.

•	Guarantee Agreement dated as of May 19, 2005 among SR Telecom Inc., Export Development Canada (formerly Export Development Corporation) and Inter-American Development Bank.

•	Security Agreement dated as of May 19, 2005 between SR Telecom Inc. and BNY Trust Company of Canada.

•	Bond Pledge Agreement dated as of May 19, 2005 among SR Telecom Inc., BNY Trust Company of Canada and the lenders named therein.

•	Amended Principles of Restructuring dated as of May 16, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.

•	Deed of Hypothec bearing a formal date of May 12, 2005 between SR Telecom Inc. and BNY Trust Company of Canada.

•	Extension of Waiver Termination Date dated as of April 22, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

•	Principles of Restructuring dated as of April 18, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.

•	Extension of Waiver Termination Date dated as of March 30, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

•	Extension of Waiver Termination Date dated as of February 14, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

D. EXCHANGE CONTROLS

None

E. TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain Canadian federal income tax considerations relating to an investment in the common shares or the warrants.

The summary is only applicable to a holder of common shares or warrants who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Tax Convention ( the “Convention”), is resident in the United States and not resident in Canada, deals at arm’s length with the Corporation, holds the common shares or warrants as capital property and does not use or hold and is not deemed to use or hold the common shares or the warrants in carrying on business in Canada (also referred to as a “U.S. Holder”).

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

This summary is based on the current provisions of the Convention and accompanying protocols, the Tax Act, the regulations under the Tax Act, specific proposals to amend the Tax Act or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and counsel’s understanding of the current administrative and assessing practices of the Canada Revenue Agency (or CRA). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada.

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

Common shares will generally not be taxable Canadian property of a U.S. Holder unless, at any time during the five-year period immediately preceding a disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length or the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation. Even if the common shares constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Tax Act may be available under the provisions of the Convention.

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

The Warrants

Capital gains realized on the disposition of the warrants by a U.S. Holder will not be subject to tax under the Tax Act unless the underlying common shares would be taxable Canadian property for the particular U.S. Holder. For information concerning when the Common Shares will be taxable Canadian property for a particular U.S. Holder, see the summary under the heading “The Common Shares”. For the purposes of determining the number of common shares held by a particular person, the person will be considered to own common shares for which such person’s warrants may be exchanged. Even if the warrants constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Tax Act may be available under the provisions of the Convention.

Where the warrants are exercised, the amount paid to acquire or to exercise the warrants will be added to the adjusted cost base of shares acquired pursuant to the exercise of the warrants. For the Canadian federal income tax consequences of holding Common Shares, see the description under the heading “The Common Shares”.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT OR ANY ATTACHMENTS HERETO IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (“CODE”); (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF U.S. TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of the principal U.S. federal income tax consequences of owning and disposing of Common Shares or Warrants held by a U.S. holder (as defined below) as capital assets within the meaning of section 1221 of the Code.

This discussion is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the U.S. federal income tax consequences described herein. This discussion does not address the U.S. federal income tax consequences to any particular U.S. holder, and does not deal with persons that may be subject to special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, regulated investment companies, financial institutions, broker-dealers, certain U.S. expatriates, U.S. holders whose “functional currency” is not the U.S. dollar, U.S. holders that own, actually or constructively, 10% or more of the equity of the Company, U.S. holders that hold common shares or warrants as a position in a “straddle,” “hedge,” “constructive sale transaction,” “conversion transaction” or other integrated transaction or persons who mark to market their securities).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of common shares or warrants that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or a trust that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds common shares or warrants, the U.S. federal income tax consequences to a partner generally will depend upon the status of the partner and the activities of the partnership.

U.S. holders are urged to consult their own tax advisors with respect to the tax consequences to them of owning and disposing of common shares and warrants in light of their particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

Possible Treatment of the Corporation as a Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, actually or constructively, by citizens or residents of the United States, United States Domestic partnerships and corporations, or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of shares of the Corporation (each, a “10% United States shareholder”), the Corporation could be treated as a “controlled foreign corporation” (“CFC”) under Subpart F of the Code. This classification has many complex results, one of which is that certain U.S. holders that own common shares would required to include certain income of the Corporation in their gross income for United States federal income tax purposes, even if they do not receive a corresponding distribution from the Corporation. In addition, gain from the sale or exchange of common shares by a U.S. holder that is or was a 10% United States shareholder at any time during the five year period ending with the sale or exchange would be treated as ordinary income to the extent of the earnings and profits of the Corporation attributable to the common shares sold or exchanged. In addition, special foreign tax credit rules would apply. If the Corporation were classified as a CFC, then the U.S. federal income tax consequences of owning and disposing of common shares and warrants could differ materially, and adversely, from those described below. U.S. holders should consult their own tax advisors as to whether or not the Corporation may be classified as a CFC and the consequences to them of such classification.

The following discussion assumes that the Corporation is not a CFC. If the Corporation is a CFC, U.S. holders should consult their own tax advisors as to the consequences of owning and disposing of common shares and warrants.

Warrants

Exercise of Warrants

Upon the exercise of warrants a U.S. holder will not recognize gain or loss and will have a tax basis in the common shares issued pursuant to the exercise equal to the holder’s tax basis in the exercised Warrants plus the exercise price. The holding period for common shares issued upon the exercise of warrants will commence on the date of exercise.

Sale, Exchange or Other Disposition of Warrants

Upon the sale, exchange or other disposition of warrants, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the warrants. Such gain or loss will be long-term capital gain or loss if the Warrants have been held for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, and short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, may be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

Expiration of Warrants

Upon the expiration of warrants, a U.S. holder will recognize a loss equal to the U.S. holder’s tax basis in the warrants. This loss will be a capital loss and generally will be long-term if the warrants have been held for more than one year. The deductibility of capital losses is subject to limitations.

Constructive Dividends

The adjustment, or failure to make an adjustment, of the exercise price or conversion ratio of the Warrants may be deemed to be a payment of a taxable dividend to U.S. holders of warrants to the extent of the Corporation’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), regardless of whether there is a distribution of cash or property.

Common Shares

Distributions on Common Shares

Distributions on common shares, whether in cash or in property, that are paid out of the Corporation’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in income by a U.S. holder as a dividend when actually or constructively received. The amount of the dividend will equal the amount of cash and the fair market value of the property received. To the extent a U.S. holder receives a distribution that exceeds the Corporation’s current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital that reduces the holder’s adjusted tax basis in the common shares (to the extent of such basis) and thereafter as taxable gain from the sale or exchange of the common shares. Generally, the dividends received deduction applicable to corporate shareholders will not be available.

For taxable years beginning before January 1, 2009, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation, subject to minimum holding period and other requirements. The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.

Dividends paid in Canadian dollars (including the amount of any Canadian taxes withheld) will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the U.S. holder, regardless of whether the Canadian dollars are converted to U.S. dollars at that time. U.S. holders should consult their own tax advisors regarding the possible effect and rate of any Canadian withholding tax and the reduction of such withholding rate under the income tax treaty between the United States and Canada.

Sale, Exchange or Other Disposition of Common Shares

Upon the sale, exchange or other disposition of common shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common shares. Such gain or loss will be long-term capital gain or loss if the common shares have been held for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, and short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, may be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

For U.S. foreign tax credit limitation purposes, dividends on common shares generally will be treated as foreign source income, and gain or loss recognized on the sale, exchange or other disposition of common shares and warrants will be treated as from U.S. sources. To the extent Canadian withholding tax is payable in respect of a distribution or payment to a U.S. holder, the holder may be eligible for a foreign tax credit or deduction. Further, foreign source income has an effect on a U.S. holder’s ability to absorb foreign tax credits. The rules relating to U.S. foreign tax credits are extremely complex, and U.S. holders should consult their tax advisors regarding the application of the U.S. foreign tax credit rules to their particular situations.

Passive Foreign Investment Company Considerations

The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock of, a “passive foreign investment company” (“PFIC”). A foreign corporation will be treated as a PFIC if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to its 10% United States shareholders.

The Corporation does not believe that it is currently a PFIC, and it anticipates that it will not become a PFIC in the future. However, a foreign corporation’s status as a PFIC is a factual determination that is made annually and thus may be subject to change. If the Corporation becomes a PFIC, U.S. holders of common shares and warrants may become subject to adverse United States federal income tax consequences. U.S. holders should consult their tax advisors regarding those consequences and possible ameliorative actions.

Receipt of Canadian Dollars

The tax basis of Canadian dollars received by a U.S. holder generally will equal the U.S. dollar equivalent of such Canadian dollars at the spot rate on the date the Canadian dollars are received. Upon any subsequent exchange of such Canadian dollars for U.S. dollars or for another foreign currency, or upon the use of such Canadian dollars to purchase property, a U.S. holder will generally recognize exchange gain or loss equal to the difference between the U.S. holder’s tax basis for the Canadian dollars and the amount of U.S. dollars received (or, where another foreign currency is received, the U.S. dollar value of such foreign currency based on the U.S. dollar spot rate on the date of the exchange) or, if property, is purchased, the U.S. dollar value of the Canadian dollars on the date of the exchange. In this regard, in general, no exchange gain or loss should be realized if a U.S. holder acquires Canadian dollars and exchanges such Canadian dollars for another currency, or property, on the same day.

Information Reporting and Backup Withholding

The payment within the United States of dividends on common shares, or the proceeds from a disposition of common shares or warrants, held by certain non-corporate holders may be subject to U.S. information reporting rules. Such payments may also be subject to U.S. backup withholding, unless a holder provides a taxpayer identification number and satisfies certain other conditions or otherwise establishes an exemption under the Code. Backup withholding is not an additional tax, and may be credited against a holder’s U.S. federal income tax liability or refunded if the amounts so withheld exceed the holder’s U.S. federal income tax liability.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other information with the United States Securities and Exchange Commission, or the SEC. However, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning us publicly available than there is for U.S. companies.

You may review any reports, statements or other information we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public from commercial document retrieval services. In addition, any filings we make with the SEC are available on the SEC’s website at http://www.sec.gov.

We are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR”. SEDAR is the Canadian equivalent of the SEC’s Electronic document Gathering and Retrieval system, which is commonly known by the acronym “EDGAR”.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Currency risk

The Corporation has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Monetary assets and liabilities denominated in foreign currency are as follows:

	As at December 31, 2005	As at December 31, 2004
		$
Cash and restricted cash	10,044	5,443
Accounts receivable, net	25,665	33,828
Accounts payable	16,017	27,460
Long-term credit facility	47,682	—
Long-term debt	34,447	35,585

Credit risk

The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from two customers represents 25% of the total trade receivables as at December 31, 2005 (2004—two customers represented 26%; 2003 – one customer represented 18%).

Fair value of financial instruments

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

•	Current financial assets and liabilities and capital leases approximate their fair values due to the short-term maturity of the items.

•	The long-term accounts receivable approximate their fair value based on management’s best estimate of the outcome.

•	Convertible redeemable secured debentures, debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

The fair value and carrying amount of these financial instruments were as follows:

	December 31, 2005		December 31, 2004
(000’s)	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Debentures	270	270	71,000	61,060
Long term credit facility	47,862	47,862	—	—
Notes payable	34,447	34,447	35,585	30,603
Convertible redeemable secured debentures *	4,035	68,526	—	—

*	The fair value of the convertible redeemable secured debentures has been derived from the fair value of the face value of the debentures outstanding as at December 31, 2005.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Please refer to our reports on Form 6-K, filed on July 22, 2005, August 25, 2005, November 29, 2005 and January 24, 2006 with respect to amendments made to our debentures.

The Credit Facility contains provisions that limit our ability and, in some cases, the ability of our Restricted Subsidiaries, to:

•	pay dividends or make other restricted payments or investments;

•	incur additional indebtedness and issue preferred stock;

•	create liens on assets; and

•	merge, consolidate, or sell all or substantially all of our assets.

In addition, the Credit Facility contains restrictive covenants that will require us to maintain financial ratios.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

(b) Changes to Internal Control over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[ RESERVED]

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

The Audit Committee is currently composed of three independent directors, all of whom are considered financial experts by our board of directors. Said members of the Audit Committee are Lionel P. Hurtubise, Patrick J. Lavelle and Louis A. Tanguay.

ITEM 16B. CODE	OF ETHICS

We have adopted a Code of Business Conduct that applies to all of our officers and employees, including the Interim Chief Executive Officer, the Interim Chief Financial Officer and our principal accounting officer. The Code of Business Conduct is included in this Annual Report as Exhibit 11.1.

The Code of Business Conduct is available free of charge by writing to the Corporate Secretary, SR Telecom Inc., 8150 Transcanada Hwy, Montreal, QC H4S 1M5, Canada.

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and the Requirements of the Independence Standards Board.

The following table presents the fees billed by the external auditors of the firm, Deloitte & Touche LLP, by category for the fiscal years ended December 31, 2005 and 2004.

Deloitte & Touche LLP fees	2005	2004
	$	$
Audit fees
Audit – related fees	969,252	869,636
Tax fees
Preparation of income tax returns	—	85,400
Consulting services	—	37,450
All other fees	73,500	149,725

	1,042,752	1,142,211

“Audit Fees” include the aggregate fees billed by Deloitte & Touche LLP for the audit of annual consolidated financial statements, other audits and regulatory filings.

“Tax Fees” include the aggregate fees billed by Deloitte & Touche LLP for professional services rendered for tax compliance, tax advice as well as consultation and tax planning services in view of the preparation of income tax returns of the Company, of capital and sales taxes.

“Other Fees” include the aggregate fees billed by Deloitte & Touche LLP for all other services other than those presented in the categories of Audit fees and tax fees. The amounts included in this category for 2004 and 2005 relate mostly to translation services.

We have procedures for the review and pre-approval of any services performed by Deloitte & Touche LLP. The procedures require that all proposed engagements of Deloitte & Touche LLP for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

During 2005 and 2004, the audit committee approved 100% of the audit, non-audit and tax fees.

ITEM 16D. EXEMPTIONS	FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following are our Audited Comparative Consolidated Financial Statements, including the notes thereto, as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003, together with the Auditor’s report thereon. Also included herein as Schedule 1 – condensed financial information presented in accordance with regulation SX Rule 12-04.

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of

SR Telecom Inc.

We have audited the accompanying consolidated balance sheets of SR Telecom Inc. and subsidiaries (the “Corporation”) as at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SR Telecom Inc. and subsidiaries as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with accounting principles generally accepted in the United States of America.

The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

We also reported separately on March 16, 2006, except as to Note 31, which is as of March 27, 2006, to the Shareholders and Board of Directors of the Corporation on our audits, conducted in accordance with Canadian generally accepted auditing standards, where we expressed an unqualified opinion on the consolidated financial statements as at December 1, 2005, December 31, 2005 and 2004 and for the one month ended December 31, 2005, eleven months ended November 30, 2005 and each of the years ended December 31, 2004 and 2003, prepared in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants

Montreal, Canada

March 16, 2006, except as to Note 31, which is as of April 3, 2006

Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors dated March 16, 2006, except as to Note 31, which is as of March 27, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Montreal, Canada

March 16, 2006, except as to Note 31, which is as of April 3, 2006

SR Telecom

Consolidated balance sheets

Under United States generally accepted accounting principles

As at December 31 (in thousands of Canadian dollars)

	Notes	2005	2004
Assets
Current assets
Cash and cash equivalents		9,479	4,549
Short-term restricted cash	9	732	1,394
Accounts receivable, net	5	27,202	37,114
Income taxes receivable		2,484	903
Inventory	7	30,609	49,472
Prepaid expenses		4,090	2,817
Current assets related to discontinued operations	23	6,059	21,165

Total current assets		80,655	117,414
Investment tax credits		4,616	13,150
Long-term accounts receivable, net	6	—	5,644
Long-term restricted cash	9	—	493
Property, plant and equipment, net	8	58,766	64,554
Intangible assets, net	10	3,593	4,494
Other assets, net	11	2,917	141
Non-current assets related to discontinued operations	23	43	1,828

Total assets		150,590	207,718

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	27,479	42,773
Customer advances		1,152	1,639
Current portion of lease liability		4,197	5,043
Current portion of long-term debt	13	34,581	106,680
Current liabilities related to discontinued operations		8,440	12,729

Total current liabilities		75,849	168,864
Long term credit facility	14	47,862	—
Long-term lease liability	16	—	3,577
Long-term liability	4	1,749	1,810
Long-term debt	13	479	260
Convertible redeemable secured debentures	15	4,035	—

Total liabilities		129,974	174,511

Commitments and contingencies	24
Shareholders’ equity
Capital stock	17
Authorized
An unlimited number of common shares
An unlimited number of preferred shares
Issued:
65,666,961 common shares (2004-17,610,132 common shares)		237,359	216,771
Warrants		12,265	12,265
Additional paid-in capital		65,371	—
Deficit		(294,379)	(195,829)

Total shareholders’ equity		20,616	33,207

Total liabilities and shareholders’ equity		150,590	207,718

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Lionel Hurtubise	William Aziz
Director	Interim President and Chief Executive Officer

SR Telecom

Consolidated statements of operations

Under United States generally accepted accounting principles

Years ended December 31

(in thousands of Canadian dollars, except per share information)

	Notes		2005	2004	2003
Revenue
Equipment			50,767	67,598	59,691
Services			6,213	12,892	26,215
Telecommunications			19,404	18,584	14,064

Total revenue			76,384	99,074	99,970

Cost of revenue
Equipment			44,078	47,209	31,815
Services			3,003	8,685	15,939
Telecommunications			14,280	12,825	13,034
Inventory impairments	22		13,745	1,086	—

Total cost of revenue			75,106	69,805	60,788

Gross profit			1,278	29,269	39,182
Operating expenses
Agent commissions			1,721	4,724	2,997
Selling, general and administrative expenses			32,518	39,527	40,391
Research and development expenses, net	18		13,066	25,978	29,124
Telecommunications operating expenses			4,737	3,645	5,388
Restructuring, asset impairment and other charges	22		3,455	6,615	3,541

			(54,219)	(51,220)	(42,259)
Finance charges, net	20		(30,531)	(8,083)	(8,856)
Gain on sale of long-term investment	19		—	3,444	—
Gain on settlement of claim	24	(d)	2,670	4,583	—
Gain on repurchase of debentures			—	—	1,199
Gain (loss) on foreign exchange			957	1,874	(1,394)

Loss from continuing operations before income taxes			(81,123)	(49,402)	(51,310)
Income tax (expense) recovery	21		(8,448)	(26,192)	3,364

Loss from continuing operations			(89,571)	(75,594)	(47,946)
(Loss) income from discontinued operations, net of income taxes	23		(8,979)	(9,192)	4,246

Net loss			(98,550)	(84,786)	(43,700)

Basic and diluted
Loss per share from continuing operations			(4.11)	(4.54)	(6.65)
(Loss) earnings per share from discontinued operations	23		(0.41)	(0.55)	0.59

Net loss per share			(4.52)	(5.09)	(6.06)

Basic and diluted weighted average number of common shares outstanding	17		21,797,418	16,661,454	7,206,675

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Lionel Hurtubise	William Aziz
Director	Interim President and Chief Executive Officer

SR Telecom

Consolidated statements of shareholders’ equity

Under United States generally accepted accounting principles

(in thousands of Canadian dollars)

	Common stock		Warrants Warrants	$	Additional paid-in Capital $	Deficit $	Total $
	Shares	$
Balance, December 31, 2002	5,522,798	147,561	—	—	—	(67,343)	80,218
Shares issued pursuant to the employee stock purchase plan	65,981	510	—	—	—	—	510
Shares issued pursuant to the directors’ share compensation plan	22,729	174	—	—	—	—	174
Units issued upon private placement	705,882	4,185	352,941	1,815	—	—	6,000
Unit issue costs related to private placement	—	(368)	—	(159)	—	—	(527)
Shares issued upon acquisition of Netro	4,149,893	28,012	—	—	—	—	28,012
Net loss	—	—	—	—	—	(43,700)	(43,700)

Balance, December 31, 2003	10,467,283	180,074	352,941	1,656	—	(111,043)	70,687
Secondary public offering and private placement	7,142,929	38,787	3,571,465	11,214	—	—	50,001
Share issue costs		(2,090)		(605)	—	—	(2,695)
Cancellation of shares	(80)	—		—	—	—	—
Net loss	—	—		—	—	(84,786)	(84,786)

Balance, December 31, 2004	17,610,132	216,771	3,924,406	12,265	—	(195,829)	33,207
Value of beneficial conversion feature recognized on convertible debentures	—	—	—	—	75,526	—	75,526
Shares issued upon mandatory conversion of convertible debentures and related accrued interest	47,322,829	20,274	—	—	(10,000)	—	10,274
Shares issued on subsequent conversion of convertible debentures	734,000	314	—	—	(155)	—	159
Net loss	—	—	—	—	—	(98,550)	(98,550)

Balance, December 31, 2005	65,666,961	237,359	3,924,406	12,265	65,371	(294,379)	20,616

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Lionel Hurtubise	William Aziz
Director	Interim President and Chief Executive Officer

SR Telecom

Consolidated statements of cash flows

Under United States generally accepted accounting principles

Years ended December 31 (in thousands of Canadian dollars)

	Notes	2005	2004	2003
Cash flows used in operating activities
Net Loss from continuing operations		(89,571)	(75,594)	(47,946)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		8,493	9,805	8,817
Restructuring, asset impairment and other charges		14,001	1,681	1,993
Loss (gain) on disposal of property, plant and equipment		598	(166)	58
Financing charges		23,180	—	—
Increase in lease liability		—	1,586	—
Gain on sale of short-term investment	19	—	(3,444)	—
Gain on settlement of claim		(2,670)	(4,583)	—
Gain on repurchase of debentures		—	—	(1,199)
Income taxes		—	21,182	(3,863)
Change in fair value of derivative financial instruments		345	380	2,425
Changes in operating assets and liabilities:
Decrease (increase) in long-term accounts receivable		3,727	(4,073)	21,832
Decrease(increase) in non-cash working capital items	25	1,719	13,760	(11,666)
Unrealized foreign exchange		(742)	(3,236)	(11,393)

Net cash used in operating activities		(40,920)	(42,702)	(40,942)

Cash flows provided by (used in) financing activities
Issuance of credit facility		48,127	—	—
Repayment of bank indebtedness		—	(3,000)	(7,000)
Repayment of long-term debt and lease liability		(1,314)	(12,536)	(10,429)
Repurchase of debentures		—	—	(2,801)
Proceeds from issue of shares and warrants, net of share issue costs		—	46,787	6,157
Other assets		(5,392)	—	—

Net cash provided by (used in) financing activities		41,421	31,251	(14,073)

Cash flows (used in) provided by investing activities
Decrease (increase) in restricted cash		662	5,191	(616)
Acquisition of Netro Corporation, net of cash acquired		—	—	21,498
Purchase of short-term investments		—	(45,439)	(3,231)
Proceeds on sale of short-term investments		—	48,796	34,276
Purchase of property, plant and equipment		(4,088)	(6,092)	(5,247)
Proceeds on disposal of property, plant and equipment		1,425	859	—
Proceeds on sale of long-term investment		—	3,444	—
Other assets		—	(579)	—

Net cash (used in) provided by investing activities		(2,001)	6,180	46,680

Increase (decrease) in cash and cash equivalents:
From continuing operations		(1,500)	(5,271)	(8,335)
From discontinued operations
Cash flows (used in) provided by operating activities		5,676	841	(2,767)
Cash flows provided by (used in) investing activities		754	(125)	(467)

From discontinued operations	23	6,430	716	(3,234)

Increase (decrease) in cash and cash equivalents		4,930	(4,555)	(11,569)
Cash and cash equivalents, beginning of period		4,549	9,104	20,673

Cash and cash equivalents, end of period		9,479	4,549	9,104

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Lionel Hurtubise	William Aziz
Director	Interim President and Chief Executive Officer

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

1.	Description of business

SR Telecom Inc. (“SR Telecom” or “the Corporation”) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Communicacion y Telefonia Rural S.A. (“CTR”), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

2.	Going concern uncertainty

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations, the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully execute its plans.

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

During the year ended December 31, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

a.	On December 23, 2005, SR Telecom announced that it sold substantially all of the assets and the operations of its French subsidiary as well as its Australian subsidiary (see note 23).

b.	On November 30, 2005, $10 million of the Convertible Debentures due October 15, 2011, as well as the accrued interest payable in kind, were converted on a pro rata basis among all the holders of the Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share.

c.	On August 24, 2005, SR Telecom completed the exchange of its 8.15% debentures due August 31, 2005 into new 10% secured redeemable convertible debentures due October 15, 2011 (see note 15).

d.	The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of the loans have been rescheduled and the maturity extended to May 17, 2008 (see note 13).

e.	On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders comprised of certain previous holders of 8.15% debentures (see note 14).

f.	The Corporation, during the year ended December 31, 2005, continued its restructuring activities to reduce costs.

In addition, on February 2, 2006, the Corporation completed a $50 million private placement for its common shares and converted approximately $58 million of convertible debentures into common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for its common shares and converted approximately $4.2 million of Convertible Debentures into common shares. The proceeds of the private placements will be used to fund the Corporation’s current working capital requirements.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue to operate as a going concern.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include the accounts of SR Telecom Inc. and its subsidiaries, and are presented in the Corporation’s functional currency, the Canadian dollar. All intercompany balances and transactions have been eliminated on consolidation. SR Telecom is not involved with any variable interest entities, as defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46.

The Corporation has also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles as at December 1, 2005, December 31, 2005 and 2004 and for the one month ended December 31, 2005, the eleven months ended November 30, 2005, and the each of the years ended December 31, 2004 and 2003.

a.	Adoption of new accounting policies

Non-Monetary Transactions

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No.29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after December, 2004. The Corporation has chosen early adoption of these standards on July 1, 2005, which did not have an impact on the results of operation or financial position of the Corporation.

b.	Cash and cash equivalents

Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less at the time of purchase.

c.	Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventory is comprised of raw materials, work-in-process and finished goods.

d.	Income taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of deferred income tax assets that are not considered more likely than not to be realized.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

e.	Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated or amortized over their estimated useful lives as follows:

Telecommunication network equipment	straight-line over 20 years
Building and improvements	straight-line over 20 and 10 years
Leasehold improvements	straight-line over term of lease
Machinery, equipment and fixtures	20% diminishing balance and straight line over 3 years
Computer equipment and licenses	30% diminishing balance and straight line over 5 years

f.	Impairment of long-lived assets

Long-lived assets, including property, equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the use of the asset and its eventual disposition. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

g.	Intangible assets

Intangible assets, representing primarily intellectual property, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of between five and seven years.

h.	Deferred financing charges

Deferred costs are comprised of direct costs incurred to issue debentures and the establishment of credit facilities. These costs are amortized over the term of the related debt using the straight line method; which approximates the effective yield method.

i.	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

The functional currency of the Corporation’s subsidiaries is the same as the parent Corporation, the Canadian dollar. Monetary assets and liabilities of those subsidiaries are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities of those subsidiaries are translated at historical rates and revenues and expenses are translated at average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

j.	Revenue

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom are the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 and No. 104, “Revenue Recognition in Financial Statements” (“SAB 101” and “SAB 104”).

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101 and SAB 104. That is, (i) the

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

product or service represents a separate earnings process; (ii) objective, reliable and verifiable evidence of fair value exists; and (iii) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Corporation recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Corporation’s products and services are generally sold pursuant to contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery and service revenue is recognized as the services are performed. In order to determine if there is a loss of services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Corporation’s customary trade terms include, from time to time, holdbacks on contracts (retainages on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable (note 6). Performance of the Corporation’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Corporation ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Corporation’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns and other allowances at the time of shipment are based on contract terms and experience from prior claims.

k.	Research and development

The Corporation incurs costs relating to the research and development of new products. Such costs, net of government incentives are expensed as incurred.

l.	Derivative financial instruments

Derivative financial instruments are utilized by the Corporation in the management of its foreign currency risk. The Corporation does not enter into financial instruments for trading or speculative purposes. The Corporation enters into forward exchange contracts when it is deemed appropriate. The Corporation does not use hedge accounting for these transactions. The Corporation also enters arrangements where the currency in use is neither the functional or local currency of the Corporation or the substantial party to the arrangement. These arrangements therefore lead to embedded foreign exchange derivatives, which are valued using the same methods as described below. Derivative financial instrument assets are included with other assets, and derivative financial instrument liabilities are included in accounts payable and accrued liabilities.

The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated monetary assets and liabilities.

m.	Earnings per share

The Corporation presents both basic and diluted earnings per share on the face of the statements of operations regardless of the materiality of the difference between them, and uses the treasury stock method to compute the dilutive effect of options, warrants, and conversion features of other instruments.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

n.	Employee benefit plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Corporation’s portion of the contributions made under the plan. This plan was terminated effective January 1, 2006.

o.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Balances and transactions which are subject to a high degree of estimation are: revenue recognition for long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, income taxes, convertible debentures, restructuring and other provisions and contingencies.

p.	Stock-based compensation

The Corporation accounts for stock-based compensation in accordance with the intrinsic value method of the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Corporation’s existing stock-based compensation plans to employees. See note 17 for the impact on results of the application this method. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Corporation’s stock as of the grant date and the amount an employee must pay to acquire the stock. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation has been recognized for grants made under the stock option plan. For stock options granted to non-employees, the Corporation follows the requirements of SFAS No. 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever is more reliably measurable. The value of the stock options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

q.	New accounting recommendations

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment (“SFAS 123R”), a revision to SFAS 123. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption, January 1, 2006, of the revised standard, the Corporation will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to July 1, 2005, that were previously disclosed on a pro-forma basis. The adoption of SFAS 123R is not expected to have a material impact on the Corporation’s consolidated financial statements.

In November 2004, the FASB issued SFAS 151, “Inventory Costs: an amendment of ARB No. 43, Chapter 4”, (“SFAS No. 151”) which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing. SFAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation is presently evaluating the impact of SFAS 151 on its financial statements.

In June 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in an accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. SFAS No. 154 now requires retrospective application of changes in an accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

December 15, 2005. The Corporation does not expect the adoption of this statement will have a material impact on its financial statements.

In July 2005, the FASB issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”, which addresses the amortization period for leasehold improvements on operating leases acquired significantly after the beginning of the lease. The EITF is effective for leasehold improvements made in periods beginning after June 29, 2005. The adoption of this EITF did not have a material effect on the Corporation’s financial position or results of operations.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

4.	Acquisition of Netro Corporation

On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation (“Netro”), a provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of the announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US$100 million to its shareholders. The acquisition has been accounted for using the purchase method and accordingly, the purchase price was allocated to acquired assets and liabilities based on the estimated fair values as at the acquisition date. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000, has been accounted for as negative goodwill, and accordingly, has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash	6,851
Accounts receivable	1,611
Prepaid expenses and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible assets	9,300
Accounts payable and accrued liabilities	(20,364)

Net identifiable assets	56,326

Purchase consideration:
Share consideration	28,012
Lease liability	15,555
Acquisition costs	5,321

48,888

The lease liability relates to Netro’s San Jose facilities, which are not used by SR Telecom. The liability, at the time of acquisition, reflected the present value of future lease payments less expected sub-leasing revenues (note 16).

As part of the purchase agreement, the Corporation agreed to indemnify and hold harmless the directors and officers of Netro Corporation for a period of six years, and to obtain directors’ and officers’ insurance in this regard for a period of three years. A liability of $1,749,000 as at December 31, 2005 ($1,810,000 as at December 31, 2004) (US$1,500,000) has been recorded for the indemnification and is included as a long-term liability.

The results of operations of Netro are included in the consolidated financial statements of operations of SR Telecom as of September 5, 2003. On October 8, 2003, the Corporation changed the name of Netro Corporation to SR Telecom USA, Inc.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

5.	Accounts receivable, net

	December 31, 2005	December 31, 2004
Trade	29,412	38,767
Other	6,125	1,733
Allowance for doubtful accounts	(8,335)	(3,386)

	27,202	37,114

A provision for bad debts has been charged to selling, general, and administrative expenses in the amount of $4,949,000 for the year ended December 31, 2005 ($1,519,000 in 2004, bad debt recovery of $2,573,000 in 2003).

The accounts receivable - other balance at December 31, 2005 includes an amount of $5,455,000 (US$4,679,000) and the allowance for doubtful accounts includes an amount of $3,706,000 (US$3,179,000) related to an accounts receivable from Teleco de Haiti (see note 6).

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately $12,880,000.

In the third quarter of 2005, following various proceedings and actions from 2002 to 2005, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly, recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement has been signed by SR Telecom and MCI, but has not yet been signed by Teleco de Haiti. The Corporation expects that the settlement will be finalized in the coming weeks, without a material change to the recorded amount.

6.	Long-term accounts receivable, net

	December 31, 2005	December 31, 2004
Long-term receivable	—	5,644

The long-term receivable as at December 31, 2004, is comprised of the accounts receivable, net, from Teleco de Haiti, which has been classified as a current receivable in 2005.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

7.	Inventory

	December 31, 2005	December 31, 2004
Raw materials	34,157	49,829
Work-in-process	1,574	2,333
Finished goods	3,174	4,742
Reserve for obsolescence	(8,296)	(7,432)

	30,609	49,472

8.	Property, plant and equipment

	December 31, 2005			December 31, 2004
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	1,638	—	1,638	1,534	—	1,534
Telecommunications network equipment	77,010	33,715	43,295	75,641	30,827	44,814
Building, improvements and fixtures	20,442	16,493	3,949	21,167	15,918	5,249
Machinery and equipment	34,102	26,579	7,523	37,678	26,744	10,934
Computer equipment and licenses	18,590	16,229	2,361	17,791	15,768	2,023

	151,782	93,016	58,766	153,811	89,257	64,554

Property, plant and equipment includes machinery held under capital leases of $1,053,000 as at December 31, 2005 ($1,053,000 in 2004) and accumulated depreciation of $851,000 as at December 31, 2005 ($753,000 in 2004). Computer equipment and licenses include software licenses of $6,004,000 as at December 31, 2005 ($5,436,000 in 2004) and accumulated depreciation of $4,699,000 as at December 31, 2005 ($4,267,000 in 2004).

9.	Restricted cash

	December 31, 2005	December 31, 2004
Guaranteed Investment Certificates pledged in support of letters of guarantee issued by a Canadian chartered bank, bearing interest at rates ranging from 1.65% to 1.95% (ranging from 1.1% to 2.0% in 2004), maturing through November 2006	439	727
Cash sweep accounts in Chile in trust to meet interest and principal obligations under the notes payable issued by CTR (note 13)	293	175
Deposit certificates to cover long-term lease obligations, US$817,000, bearing interest at 0.65%, maturing through September 2006 (i)	—	985

	732	1,887
Less restricted cash classified as non-current	—	(493)

	732	1,394

(i)	During 2005, these deposit certificates were drawn by the landlord and applied against the Corporation’s lease obligation.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

10.	Intangible assets, net

	December 31, 2005	December 31, 2004
Intellectual property	5,696	5,696
Accumulated amortization	(2,103)	(1,202)

	3,593	4,494

Amortization expense in each of the last three years was $901,000, $914,000, and $288,000 respectively. Estimated future amortization expense will be $901,000 in 2006 and 2007, $799,000 in 2008, $595,000 in 2009 and and $397,000 in 2010.

11.	Other assets, net

	December 31, 2005	December 31, 2004
Foreign exchange embedded derivative asset (note 27)	116	141
Deferred financing charges
Cost	3,163	—
Accumulated amortization	(362)	—

	2,917	141

12.	Accounts payable and accrued liabilities

	December 31, 2005	December 31, 2004
Trade accounts payable	15,354	26,659
Commissions payable	4,996	6,065
Accrued payroll and related expenses	2,391	4,449
Restructuring provision (note 22)	928	944
Accrued interest	471	1,449
Foreign exchange embedded derivative liability (note 27)	366	46
Other	2,973	3,161

	27,479	42,773

In February 2006, the Corporation reached settlements with certain trade suppliers on outstanding accounts payable. These trade suppliers were also former contract manufacturers of certain of the Corporation’s products. As a result of these transactions, a gain on settlement was recorded in cost of sales in the amount of $800,000 (US$686,000) in the year ending December 31, 2005

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

13.	Long-term debt

	December 31, 2005	December 31, 2004
Notes payable US$15,500,000 issued by CTR, under a term loan facility (i)	18,159	18,697
Notes payable US$14,000,000 issued by CTR, under a term loan facility (i)	16,288	16,888
Obligations under capital leases, bearing interest at rates ranging from 8.8% to 12.0%, repayable at various dates to April 2009	343	355
Senior unsecured debentures issued by the Corporation, due October 15, 2011, bearing interest at 8.15% payable semi-annually, redeemable at the option of the Corporation at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for redemption (ii)	270	71,000

	35,060	106,940

Less: current portion	(34,581)	(106,680)

	479	260

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

(i)	Pursuant to the terms of an Amendment Agreement dated May 19, 2005, the CTR lenders have agreed to restructure the repayment schedule of their $34,394,000 (US$29,500,000) loan and to postpone the maturity of the loans until May 17, 2008. The interest rate is at LIBOR plus 4.5% (9.3% as at December 31, 2005), and an additional 1% per year, payable at maturity which, at December 31, 2005 is included in long-term debt in the amount of $53,000. SR Telecom continues to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12,000,000. This guarantee is secured against the assets of SR Telecom, ranks pari pasu with the Convertible Debentures and is subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. SR Telecom has also agreed to provide certain management, technical, inventory and other support to CTR.

These notes are secured by a pledge of all the assets of CTR and a pledge of the shares of the intermediate holding companies. The Corporation has agreed to support CTR, including the completion of the network and the maintenance of the Corporation’s initial equity investment in CTR. SR Telecom has agreed to provide CTR with the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom cannot repatriate its equity funds from Chile to Canada over and above the amount of the initial equity and SR Telecom’s loans to CTR are subordinated to the notes payable. Due to this limitation on the Corporation’s ability to repatriate funds from Chile to Canada, all of CTR’s net assets are considered restricted as they exceed 25% of consolidated net assets as of December 31, 2005. Guarantees have been provided by the Corporation which in certain circumstances are limited to an amount of US$12,000,000. As at December 31, 2005, the lenders have full recourse against CTR for the complete amount of the loans. Additional credit enhancements by the Corporation may be required, subject to approval by the lenders.

These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2006. In accordance with GAAP, these notes were classified as current liabilities. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

The capital repayments on the long-term debt and obligations under capital leases required in each of the forthcoming years are as follows assuming the CTR lenders do not demand immediate repayment of the notes payable:

2006	1,864
2007	2,428
2008	30,498
Thereafter	270

35,060

(ii)	All but $270,000 face value of the senior unsecured debentures were exchanged for the Convertible Debentures in August 2005 (note 15).

14.	Credit facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39,625,000 with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. All four tranches of US$15,850,000, US$11,887,500, US$7,925,000 and US$3,962,500 were available during the fourth quarter of 2005 and have been fully drawn as at December 31, 2005 in the amount of $46,199,000 (US$39,625,000). The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85% and additional interest payable in cash after October 1, 2006, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the credit Facility as at

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

December 31, 2005 in the amount of $1,663,000. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facilities as they become available and a payout fee of either, at the option of the lender, 5% of the US$39,625,000 maximum loan or 2% of distributable value, as defined in the credit agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity. As at December 31, 2005, $877,000 (US$713,000) has been paid on the draw down of the first three tranches of the credit facility, and $92,000 (US$79,000) of interest has been accrued for on the last tranche of the credit facility for the 2% commitment fee. As at December 31, 2005, $213,000 (US$182,000) has been accrued based on 5% of the US$39,625,000 maximum loan.

15.	Convertible redeemable secured debentures

On July 21, 2005 the Corporation issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into 10% convertible redeemable secured debentures (“Convertible Debentures”), due October 15, 2011 (the “debenture exchange”).

Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Corporation. The Convertible Debentures are secured by a charge over substantially all of the assets of the Corporation, ranking behind the security interest granted to the lenders under the credit facility, and pari pasu with the CTR notes, and subject to the terms of an Inter-creditor agreement entered into between the lenders, under the terms of the credit facility, the convertible debenture holders and the CTR lenders, which set out certain rights and obligations between them. On August 24, 2005, the debenture exchange closed where all of the 8.15% debentures, except for debentures with a face value of $270,000, were exchanged for $75,526,000, the face value of convertible debentures.

The convertible debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principal amount of new convertible debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, on November 30, 2005, $10 million in principal amount of the convertible debentures and accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the convertible debentures held approximately 72.9% of the then outstanding common shares.

The issuance of the convertible debentures resulted in the recognition of a beneficial conversion feature measured at the date of issuance. The total value of this feature on August 18, 2005 was $75,526,000. $65,526,000 was recognized on August 18, 2005 when the convertible debentures were issued and credited to additional paid-in capital. This amount will be accreted over the life of the convertible debentures using the effective yield method and an interest rate of 17.12%. As at December 31, 2005, $1,734,000 had been accreted to the convertible debenture liability.

The remaining $10,000,000 of convertible debentures were subject to a mandatory conversion clause, the date of which was contingent on a number of factors, and was initially credited to a liability. The beneficial conversion feature of this portion, being $10,000,000, was only recognized when the contingency was resolved, on November 30, 2005, and on that date it was reclassified from the liability account to additional paid-in capital. On the same date, pursuant to the mandatory conversion feature, an expense of $10,000,000 was recognized and recorded as the convertible debenture liability, since the accretion of these debentures was accelerated by the conversion. Upon conversion, $10,000,000 of convertible debentures, and $10,000,000 of additional paid-in capital, were reclassified from these accounts and credited to share capital.

The terms and conditions of the convertible debentures were examined to determine if any of these terms and conditions created embedded derivatives. These features did not result in the recognition of any such embedded derivatives.

During the fourth quarter, pursuant to the subsequent conversion of $155,000 of the convertible debentures, on which $4,000 had already been accreted, an additional $151,000 was recognized as accretion expense and credited to the debenture liability, and $155,000 of convertible debentures, and $155,000 of additional-paid in capital were credited to share capital. As at December 31,

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

2005, interest accrued on these debentures, payable through the issuance of additional debentures, which were not yet issued, amounted to $2,305,000.

16.	Lease liability

In 2004, the lease liability of $8,620,000 related to SR Telecom USA Inc.’s San Jose, California operating lease expiring in September 2006, assumed with the acquisition of Netro Corporation on September 4, 2003 (note 4). This location was not in use by SR Telecom USA Inc. At the time of acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation had been unable to sub-lease the premises, nor did it expect to be able to sub-lease these premises in the near-term. As a result, in the fourth quarter of 2004, the Corporation revised its estimates of expected sub-lease revenue, resulting in an increase in the liability of $1,586,000 and a corresponding charge in the statements of operations.

In 2005, the landlord of the lease, North San Jose Interests filed a lawsuit against the SR Telecom, USA Inc. seeking payment for rent and damages.

On January 13, 2006, the Corporation reached a US$3,600,000 settlement with the landlord for the full discharge of the lease liability in the amount of $6,864,000 (US$5,888,000), resulting in a gain of $2,670,000 (US$2,288,000) recorded in the year ended December 31, 2005. As at December 31, 2005, the Corporation’s lease liability was $4,197,000 (US$3,600,000).

17.	Capital stock and warrants

Authorized

An unlimited number of common shares

An unlimited number of preferred shares issuable in series

	December 31, 2005	December 31, 2004
Issued and outstanding
65,666,961 common shares (17,610,132 as at December 31, 2004)	237,359	216,771
3,924,406 warrants (3,924,406 as at December 31, 2004)	12,265	12,265

	249,624	229,036

During the periods ended December 31, 2005, December 31, 2004 and December 31, 2003, the following transactions took place in the capital stock account:

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All share information in these financial statements has been restated to reflect the share consolidation on a retroactive basis.

On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10 million in principal amount of the convertible debentures and accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. $10 million of additional paid-in capital, representing the beneficial conversion feature, was transferred to share capital.

In December 2005, convertible debentures and related accrued interest payable in kind thereon were converted into 734,000 common shares at the conversion price of approximately $0.217 per common share. $155,000 of additional paid-in capital, representing the beneficial conversion feature, was transferred to share capital.

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40 million. Concurrently, with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

On February 24, 2004, the over-allotment option related to the public offering was exercised and an additional 857,142 units were purchased for gross cash proceeds of $6 million. These units hold the same terms and conditions as those of the public and private offerings. The total net proceeds to the Corporation amounted to $47,306,000 after deducting share issue costs.

The gross proceeds of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of two years.

On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced (note 4).

On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of a private placement. The net proceeds to the Corporation amounted to $5,473,000 after deducting share issue costs. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 18, 2008.

The gross proceeds of $6 million were allocated between common shares and warrants based on their fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of five years.

The Corporation effectively terminated its Employee Stock Purchase Plans as of January 1, 2004 and cancelled 80 common shares in 2004. Common shares totaling 65,981 were issued under the employee stock purchase plan for consideration of $510,000 in 2003.

During the year ended December 31, 2004, no common shares were issued under the Director’s Share Compensation Plan. Common shares totaling 22,729 were issued under the Director’s share compensation plan at a value of $174,000 in 2003.

Common shares issued and outstanding include 8,000 common shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The loans were forgiven during 2005 and recorded as selling, general and administrative expenses.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

Stock-based compensation plan

Stock options under the Employee Stock Option Plan (“ESOP”) may be granted to officers and other key employees of the Corporation to purchase common shares of the Corporation at a subscription price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years. 438,800 common shares are reserved for issuance under the ESOP.

The following table summarizes the activity in the Employee Stock Option Plan:

	Years ended December 31,
	2005		2004		2003
	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price
				$
Outstanding, beginning of period	406,580	25.03	306,310	32.96	328,730	33.10
Granted	—	—	149,000	7.47	10,000	6.56
Forfeited/expired	(174,100)	18.17	(48,730)	21.17	(32,420)	26.30

Outstanding, end of period	232,480	30.17	406,580	25.03	306,310	32.96

Options exercisable end of period	201,730	32.94	168,940	40.61	135,000	43.94

The following table summarizes information about the Corporation’s outstanding and exercisable stock options as at December 31, 2005:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
6.40 to 9.80	85,000	8.0 years	7.73	66,000	7.70
16.30 to 24.50	62,250	5.8 years	18.41	50,500	18.38
35.30 to 53.00	42,480	4.3 years	47.52	42,480	47.52
56.60 to 85.30	33,250	4.0 years	65.41	33,250	65.41
89.70 to 130.80	9,500	1.1 years	107.01	9,500	107.01

	232,480	5.9 years	30.17	201,730	32.94

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

The Corporation applies the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the Corporation’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	Years ended December 31,
	2005	2004	2003
Net loss - as reported	(98,550)	(84,786)	(43,700)
Fair value of stock-based compensation	(754)	(980)	(1,044)

Net loss - pro forma	(99,304)	(85,766)	(44,744)

Basic and diluted loss per share as reported	(4.52)	(5.09)	(6.06)
Basic and diluted loss per share pro forma	(4.56)	(5.15)	(6.21)

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Years ended December 31,
	2005	2004	2003
Dividend yield	n/a	0.0%	0.0%
Expected volatility	n/a	72.5%	65.0%
Weighted average risk-free interest rate	n/a	4.1%	4.7%
Expected life	n/a	5 years	5 years

The weighted average fair value per option granted for all options outstanding as of December 31, 2005, 2004, and 2003 is $11.17, $11.81, and 16.24 respectively.

Loss per share

The Corporation has outstanding options, warrants, and convertible debentures that could potentially dilute the earnings per outstanding share in the future, but these were excluded from the calculation of the diluted net loss per share for the periods presented, as they would have been anti-dilutive. As at December 31, 2005, the amount of common shares that would be issued from the exercise of all outstanding options would be 232,480, from the exercise of all outstanding warrants would be 3,924,406 and from the conversion of the outstanding convertible debentures plus accrued interest payable in kind would be 311,913,262.

18.	Research and development expenses, net

Refundable investment tax credits netted against research and development expenses amounted to approximately $1,157,000 for the year ended December 31, 2005 ($2,113,000 in 2004; $2,375,000 in 2003). Non-refundable investment tax credits netted against income tax expense amounted to nil in 2005 (nil in 2004, $1,954,000 in 2003))

The Canadian federal government offers a tax incentive to companies performing research and development (“R&D”) activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates which consider eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of ten years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit has been recognized on the balance sheet as investment tax credits to be used in future periods. SR Telecom’s existing credits have an average remaining life of four to nine years. As of July 1, 2003, the Corporation ceased the recognition of further federal investment tax credits.

In November 2005, the Corporation determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amount of $8,534,000 would be realized within its remaining life. Accordingly, a reduction of this amount was recorded, resulting in a corresponding charge to income tax expense. During the fourth quarter of 2004, the Corporation determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amount of $4,181,000

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

would be realized within its remaining life. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to income tax expense.

19.	Gain on sale of long-term investment

During the third quarter of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation in 2003 to various investors for cash proceeds of $3,444,000 (US$2,700,000). This long-term investment had been recorded at an estimated fair value of nil at the time of the Netro acquisition.

20.	Finance charges, net

	Years ended December 31,
	2005	2004	2003
Financing charges	5,617	—	—
Interest on long-term debt	6,854	8,474	9,262
Interest on credit facility	3,159	—	—
Interest on convertible redeemable secured debentures	14,469	—	—
Other interest	439	172	238
Interest income	(7)	(563)	(644)

	30,531	8,083	8,856

Accreted interest of $11,885,000 for the year ended December 31, 2005 is included in interest on convertible redeemable secured debentures.

21.	Income taxes

	Years ended December 31,
	2005	2004	2003
Income tax recovery at statutory rates	25,164	15,325	16,833
Decrease relating to non-deductible items	(1,667)	(830)	(1,074)
Reversal of temporary differences relating to subsidiaries	—	(994)	(1,922)
Benefit of losses not previously recognized	997	—	—
Decrease due to non-recognition of losses carried forward	(20,964)	(10,792)	(12,587)
Write-off of deferred tax assets	(2,647)	(24,977)	—
Non-refundable income tax credits (Note 18)	(8,534)	(4,181)	1,954
Other	(797)	277	470

Income tax (expense) recovery	(8,448)	(26,192)	3,364

The Corporation is currently appealing a tax assessment in the Kingdom of Saudi Arabia. The Corporation has not accrued any amount in its financial statements in this regard. The Kingdom of Saudi Arabia taxation authority appeal committee has not yet issued a decision on this matter.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

Deferred income taxes consist of the following temporary differences:

	December 31, 2005	December 31, 2004
		$
Investment tax credits	(1,571)	(4,079)
Excess of tax value over book value of property, plant and equipment and intangible assets	19,325	13,222
Holdbacks	(173)	(502)
Unclaimed research and development expenses	30,921	27,597
Losses carried forward	55,581	39,341
Other	3,012	1,406
Valuation allowance	(107,095)	(76,985)

	—	—

The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in deferred income taxes since in the year that investment tax credits are used, they are subject to income taxes. The remaining life of the investment tax credit assets is 4 to 9 years.

Certain research and development expenditures incurred in Canada in the amounts of approximately $76,000,000 can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has not yet been claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

During the fourth quarter of 2004, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance on all the deferred income tax assets was appropriate.

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

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

The expiry dates of the Corporation’s losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

	Amount	Expiry date
Canada	80,000	2010 - 2015
Chile	51,000	Indefinite
United States	51,000	2023 - 2024

The Corporation also has unrecorded investment tax credits which can be used to reduce future income taxes payable, expiring at various dates and in different tax jurisdictions as follows:

	Amount	Expiry date
Canada	18,534	2010 - 2015
United States	7,000	2018

The components of income tax (expense) recovery are as follows:

	Years ended December 31,
	2005	2004	2003
Current	86	(829)	(510)
Deferred	(8,534)	(25,363)	3,874

	(8,448)	(26,192)	3,364

22.	Restructuring, asset impairment and other charges

2005 Restructuring, asset impairment and other charges

For the year ended December 31, 2005, restructuring charges of $3,455,000 were incurred.

These charges were comprised of $3,038,000 related to severance and termination benefits for the termination of employees originally laid-off in January 2005 in the Canadian location and salary continuance for a period ranging from eighteen to twenty-four months relating to the termination of employment contracts for certain executives. These charges were taken by the Corporation to continue to reduce its cost structure which is in line with current and projected revenue levels. In total, 95 employees were terminated including 41 research and development employees, 16 project management employees, 9 sales and marketing employees, 19 operation employees and 10 administration employees.

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $19,859,000 offset by an inventory provision of $3,311,000 was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and France. The inventory write-down related to France in the amount of $2,803,000 is included in discontinued operations cost of revenues (note 23).

During 2005, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $322,000 was recorded to write-down such assets to their fair market. In addition, $95,000 was accrued for lease charges related to a Montreal manufacturing facility that was vacated in November 2005.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

The following table summarizes the activity related to the 2005 restructuring charges:

	Restructuring charges	Amount paid / written-off	Remaining liability at December 31, 2005
Severance and termination	3,038	(2,130)	908
Lease charges and other costs	95	(75)	20
Asset impairment	322	(322)	—

	3,455	(2,527)	928

The above amounts are all expected to be disbursed in 2006.

2004 Restructuring, asset impairment and other charges

During the second and third quarter of 2004, restructuring charges of $6,615,000 were incurred. These charges were undertaken by the Corporation to reduce its cost structure which is in line with current and projected revenue levels. These costs are comprised primarily of severance and termination benefits, write-off of other assets, accrued lease charges and operating costs related to the U.S. facilities in Washington as well as losses on the sale of redundant assets. In total, 45 employees were terminated including 28 research and development employees, 1 project management employee, 6 sales and marketing employees, 4 operation employees and 6 administration employees.

Management decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory valued at $1,086,000 and deferred charges of $266,000 in the second quarter of 2004 which is included in the restructuring charges. The inventory charge has been included with cost of revenues.

The following table summarizes the activity related to the 2004 restructuring charges:

	Restructuring charges	Amount paid / written-off	Remaining liability at December 31, 2004
Severance and termination	3,436	(3,156)	280
Lease charges and other costs	2,584	(1,920)	664
Asset impairment	595	(595)	—

	6,615	(5,671)	944

2003 Restructuring, asset impairment, and other charges

In the fourth quarter of 2003, restructuring charges of $1,548,000 were incurred. These charges were undertaken by the Corporation to reduce its cost structure and were primarily comprised of severance and termination benefits. In total, 41 employees were terminated, including 12 research and development employees, 12 project and service management employees and 17 sales and marketing employees.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

Certain assets acquired in 2003 in the amount of $1,363,000 were written-off due to changes in the market place and customer requirements that go beyond the capability of current technology.

During 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

The following table summarizes the activity related to the 2003 restructuring charges:

	Restructuring charges	Amount paid / written-off	Remaining liability at December 31, 2003
Severance and termination	1,548	(604)	944
Asset impairment	1,993	(1,993)	—

	3,541	(2,597)	944

23.	Discontinued operations

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines. As part of its strategic plan at that time, the Corporation took steps to strengthen its financial position by improving the profitability of its product portfolio. Its focus is to maximize revenue potential and profitability of its key products, particularly Symmetry, SR500ip and SR500 and divest itself of operations related to product lines it no longer intended to pursue.

Effective December 1, 2005, the Corporation sold substantially all of the assets and the operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations. The assets not disposed of related primarily to accounts receivable and payable which will be monetized by the Corporation.

The sales price for the businesses is to be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sales price, per the agreement, is between €1 and €4,000,000. As of the date of these financial statements, management cannot reasonably determine the sales price with sufficient reliability.

The proceeds, once established based on the results of the sold businesses for 2006, are payable to the Corporation evenly over a period of five years with an acceleration clause in the first year should revenue levels reach a specific target. To the extent that the cumulative results of the sold businesses over the 2006-2010 period meet certain targets, additional sums of up to €1,000,000 may be payable by the Purchaser.

SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €757,000. No provision has been recorded in relation to this potential indemnity as management does not expect the sold business to realize a loss in 2006.

As a result of the nature of the contingencies pursuant to the contract, the disposal was recorded for nil proceeds. In future periods, if greater certainty is established for the sale price, it will be recorded in that period.

As a result of this transaction, the Corporation also recorded the following charges as part of discontinued operations: a write-down of $440,000 in the remaining fixed assets in its France subsidiary that were deemed to have no future use as well as a write-off of $568,000 for remaining swing-related inventory not taken by the purchaser that is estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of the France subsidiary, the Corporation has redirected the remaining operations of the subsidiary to act as a sales office in France for the Corporation’s other product lines. The Corporation entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease in order to find premises more suited

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

to its needs. An agreement was reached in March 2006. The Corporation accrued as part of discontinued operations the settlement of the lease termination as at December 31, 2005 in the amount of $1,509,000 (€1,093,000). The Corporation will vacate the premises by April 30, 2006.

The net assets, the results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:

	Year ended December 31,
	2005	2004	2003
Revenues from discontinued operations	14,172	24,862	27,911
Loss on disposal of discontinued operations	(1,761)	—	—
Pretax (loss) earnings from discontinued operations	(8,804)	(7,741)	3,134
Net (loss) earnings from discontinued operations	(8,979)	(9,192)	4,246

The net assets of discontinued operations are summarized as follows:

	December 31, 2005	December 31, 2004
Accounts receivable, net	5,809	10,394
Inventory	—	10,084
Other	250	687

Current assets	6,059	21,165
Property, plant and equipment	43	1,828
Accounts payable and accrued liabilities	8,365	12,436
Customer advances	75	293

Current liabilities	8,440	12,729

Net assets (liabilities) of discontinued operations	(2,338)	10,264

24.	Commitments and contingencies

a)	Leases

The Corporation leases land, buildings and equipment under non-cancelable operating leases. Future minimum lease payments for the forthcoming years are as follows:

2006	4,108
2007	3,177
2008	2,616
2009	306
2010	229
Thereafter	102

10,538

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

Operating lease expenses charged to selling, general, and administrative expenses amounted to $4,309,000, $11,256,000, and $4,717,000 in the years ending December 31, 2005, 2004, and 2003 respectively.

b)	Bonds

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2005 is $1,959,000 ($4,098,000 as at December 31, 2004).

c)	Guarantees

The Corporation has the following major types of guarantees:

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at December 31, 2005, the warranty provision is $543,000 ($815,000 as at December 31, 2004). The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheets:

	December 31, 2005	December 31, 2004	December 31, 2003
Balance, beginning of period	815	750	2,216
Payments made during the period	(1,762)	(1,318)	(1,420)
Warranties accrued during the period	1,111	1,383	1,011
Less: Reduction in provision	379	—	(1,057)

Balance, end of period	543	815	750

The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years (see Note 4).

Pursuant to the sale of substantially all of the assets and the operations of its subsidiary in France and its Australian subsidiary, SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €757,000. No provision has been recorded in relation to this potential indemnity as management does not expect the sold businesses to realize a loss in 2006.

d)	Litigation

Jasmin Consulting Services Inc. (“JCS”)

JCS was seeking US$1,263,000 in special damages, interest and costs as a consequence of the Corporation’s alleged breach of a sub-contract agreement. On March 30, 2005, a settlement was reached with JCS in the amount of CAD$887,500 plus interest. The settlement was to be paid over a period of ten months starting April 2005. As at December 31, 2005, a balance of $94,000 remained to be paid in January 2006.

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4,000,000 of inventory by SR Telecom, where US$2,000,000 was paid on August 27, 2004. The remainder was to be paid in three installments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement which, resulted in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation has subsequently come to an agreement with Solectron and has paid the then overdue amount of US$550,000, including interest and fees, on June 15, 2005. The remaining balance of US$900,000, due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at December 31, 2005.

Axio Wireless (“Axio”) Arbitration

In November 2003, Axio, a service provider brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer to this matter under arbitration, which took place between March 14 and March 17, 2005. The court issued a judgement on June 2, 2005 in favour of SR Telecom and denied all relief requested by Axio.

The Corporation has included in its accounts payable and accrued liabilities as at December 31, 2005, and December 31, 2004; management’s best estimate of the outcome of several pending litigations, described as follows:

Future Communications Company (“FCC”) Litigation

The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc. (formerly, Netro Corporation) of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept the return of inventory provided to FCC. The appeal, filed on March 2, 2005, was rejected by the Kuwait Appeal Court and the Corporation appealed this decision to the highest of the Kuwait Courts on July 4, 2005. This which appeal has not yet been heard. The amount in dispute is US$1,013,000.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management’s opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceedings will not escalate or otherwise become material to the Corporation’s business in the future.

25.	Statements of cash flows

Non-cash working capital items

	Years ended December 31,
	2005	2004	2003
Decrease in accounts receivable	9,847	28,179	11,348
Decrease (increase) in income taxes receivable	(1,573)	978	(244)
(Increase) decrease in inventory	2,284	(10,532)	(4,826)
Decrease (increase) in prepaid expenses	(1,273)	1,724	230
Decrease (increase) in investment tax credits	8,534	4,995	163
(Decrease) increase in accounts payable and accrued liabilities	(15,538)	(9,545)	(12,328)
Decrease in customer advances	(562)	(2,039)	(6,009)

	1,719	13,760	(11,666)

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

Supplementary cash flow information

	Years ended December 31,
	2005	2004	2003
Non-cash financing and investing activities
Exchange of 8.15% senior unsecured debentures	(70,730)	—	—
Issuance of 10% redeemable secured convertible debentures	75,526	—	—
Shares issued upon conversion of 10% redeemable secured debentures	10,433	—	—
Shares issued in connection with the acquisition of Netro	—	—	28,012

	15,229	—	28,012

Cash paid for:
Interest	4,033	8,461	9,850
Income taxes	132	450	738

26.	Related party transactions

	Years ended December 31,
	2005	2004	2003
Purchases (i)	37	199	367
Directors’ fees (i)	589	260	217
Accounts payable (i)	—	19	84

i)	The Corporation has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The members of the Board of Directors of the Corporation and their affiliated companies have provided primarily professional services to the Corporation.

27.	Derivative financial instruments

At December 31, 2005, the Corporation had no forward contracts.

In March 2004, the Corporation sold its US$2,000,000 forward contract at a rate of 1.4203, which resulted in a realized foreign exchange gain of $190,000, recorded in the statements of operations.

The Corporation’s US$2,000,000 forward contract at a rate of 1.4119, acquired as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables, matured in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000, recorded in the statements of operations.

The Corporation had entered into other contracts under which embedded derivatives have been measured. A derivative financial instrument asset of $116,000 ($141,000 in 2004) and a derivative financial instrument liability of $366,000 ($46,000 in 2004) have been recorded as other assets and accounts payable and accrued liabilities, respectively. The change in fair value of $345,000 ($380,000 in 2004; $2,425,000 in 2003) is allocated to revenues or costs of sales depending on the nature of the underlying contract. Accordingly, equipment revenues reflect a fair value adjustment of by $395,000, ($446,000 in 2004, $2,425,000 in 2003), and equipment cost of sales reflect a fair value adjustment of $50,000 ($66,000 in 2004, nil in 2003).

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

28.	Employee benefit plan

The Corporation maintains a defined contribution retirement program covering the majority of its employees. For the year ended December 31, 2005, the Corporation contributed to and recorded an expense of approximately $850,000 to the plan ($1,116,000 in 2004 and $1,207,000 in 2003). As of January 2006, the Corporation has suspended its employer contributions to the retirement savings plan with Group Retirement Services as part of its cost cutting initiatives.

As of January 1, 2005, the Corporation terminated its employee savings plan covering its US employees (plan qualifying under Section 401(k) of the Internal Revenue Code (“the Code”)). The plan allowed employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Corporation had contributed to this plan in 2004 and accordingly, recorded $242,000 (US$186,000) in 2004 (nil in 2003)of expenses in the statement of operations.

29.	Business segments and concentrations

SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (“CTR”) in Chile, provides telecommunication services to end-users.

The accounting policies and methods applied to each of the segments are the same as that for the consolidated group.

The inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-segment eliminations			Consolidated
	As at and for the year ended December 31,			As at and for the year ended December 31,			As at and for the year ended December 31,			As at and for the year ended December 31,
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Balance sheets
Property, plant and equipment, net	13,906	17,747	20,247	60,299	62,955	64,632	(15,439)	(16,148)	(18,602)	58,766	64,554	66,277
Intangible assets, net	3,593	4,494	5,408	—	—	—	—	—	—	3,593	4,494	5,408
Other assets, net	2,396	141	475	521	—	—	—	—	—	2,917	141	475
Total assets	184,129	237,883	283,400	132,809	135,410	137,155	(166,348)	(165,575)	(151,163)	150,590	207,718	269,392
Statements of operations from continuing operations
External revenue	56,980	80,490	85,906	19,404	18,584	14,064	—	—	—	76,384	99,074	99,970
Inter-segment revenue	961	782	254	—	—	—	(961)	(782)	(254)	—	—	—
Gross profit	(3,846)	23,510	38,152	5,124	5,759	1,030	—	—	—	1,278	29,269	39,182
Financing charges, net	27,390	5,341	5,698	3,141	2,742	3,158	—	—	—	30,531	8,083	8,856
Amortization and depreciation of property, plant and equipment	3,489	4,320	4,024	3,655	5,209	5,459	—	(942)	(954)	7,144	8,587	8,529
Amortization and depreciation of other assets	448	289	—	—	64	(820)	—	(49)	820	448	304	—
Amortization and depreciation of intangible assets	901	914	288	—	—	—	—	—	—	901	914	288
Restructuring, asset impairment and other charges	3,133	6,615	2,911	322	—	630	—	—	—	3,455	6,615	3,541
Gain on sale of long-term investments	—	3,444	—	—	—	—	—	—	—	—	3,444	—
Gain on settlement of claim	2,670	4,583	—	—	—	—	—	—	—	2,670	4,583	—
Gain on repurchase of debentures	—	—	1,199	—	—	—	—	—	—	—	—	1,199
Income tax (expense) recovery	(8,448)	(17,698)	5,617	—	(8,494)	(2,253)	—	—	—	(8,448)	(26,192)	3,364
Net loss from continuing operations	(87,631)	(68,785)	(48,613)	(1,940)	(6,809)	667	—	—	—	(89,571)	(75,594)	(47,946)
Net loss	(96,610)	(77,977)	(44,367)	(1,940)	(6,809)	667	—	—	—	(98,550)	(84,786)	(43,700)
Purchase of property, plant and equipment	1,378	2,827	4,237	2,729	2,253	1,061	(19)	1,012	(51)	4,088	6,092	5,247

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

Geographic Information

The Corporation’s basis for attributing revenue from external customers is based on the location of the customer. Telecommunication service revenue is generated entirely in Chile. Sales to customers located outside of Canada were approximately 98% of revenue or $74,790,000 for the year ended December 31, 2005 (92% or $91,048,000 in 2004 and 94% or $94,158,000 in 2003). The following sets forth external revenue from continuing operations by individual foreign country where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated:

For the year ended December 31, 2005:

	Revenue	% of revenue
Canada	1,594	2%
Chile	19,404	25%
Mexico	12,033	16%
Spain	10,975	14%

For the year ended December 31, 2004:

	Revenue	% of revenue
Canada	8,026	8%
Chile	18,622	19%
Thailand	10,576	10%

For the year ended December 31, 2003:

	Revenue	% of revenue
Canada	5,812	6%
Chile	14,172	14%
Phillippines	10,949	11%
Sudan	9,994	10%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated. All of these customers are part of the wireless telecommunications products business segment.

For the year ended December 31, 2005:

	Revenue	% of revenue
Techtel LMDS Comunicaciones	8,448	11%
Telefones de Mexico, S.A. de C.V.	11,242	15%
Siemens S.A.	10,975	15%

For the year ended December 31, 2004, there were no individual customers exceeding 10% of total consolidated revenue from continuing operations.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

For the year ended December 31, 2003:

	Revenue	% of revenue
Sudan Telecom Company Ltd.	9,990	10%
Department of Transport and Communications of the Philippines	11,150	11%

The following sets forth the property, plant and equipment of continuing operations by location:

	December 31, 2005	December 31, 2004
Canada	12,880	16,628
Chile	44,858	46,807
Other	1,028	1,119

	58,766	64,554

30.	Financial instruments

The Corporation operates internationally, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The Corporation may use derivative financial instruments to reduce these risks, but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest	rate risk

The Corporation has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency	risk

The Corporation has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Monetary assets and liabilities denominated in foreign currencies are as follows:

	December 31, 2005	December 31, 2004
Cash and restricted cash	10,044	5,443
Accounts receivable, net	25,665	33,828
Accounts payable	16,017	27,460
Long-term credit facility	47,682	—
Long-term debt	34,447	35,585

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

Credit risk

The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from two customers represents 25% of the total trade receivables as at December 31, 2005 (2004—two customers represented 26%; 2003 - one customer represented 18%).

Fair value of financial instruments

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

•	Current financial assets and liabilities and capital leases approximate their fair values due to the short-term maturity of the items.

•	The long-term accounts receivable approximate their fair value based on management’s best estimate of the outcome.

•	Convertible redeemable secured debentures, debentures, notes payable and the long term credit facility are valued using year-end market prices for the instruments or similar freely traded instruments.

The fair value and carrying amount of these financial instruments were as follows:

	December 31, 2005		December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
Debentures	270	270	71,000	61,060
Long term credit facility	47,862	47,862	—	—
Notes payable	34,447	34,447	35,585	30,603
Convertible redeemable secured debentures(i)	4,035	68,526	—	—

(i)	The fair value of the convertible redeemable secured debentures has been derived from the fair value of the face value of the debentures outstanding as at December 31, 2005.

31.	Subsequent events

a) Warrants

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants, expiring on July 18, 2008, remain issued and outstanding.

b) Issuance of common shares

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and announced the conversion of approximately $58.4 million Convertible Debentures into 280,881,314 common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million for 28,498,300 common shares and announced the conversion of approximately $4.2 million in convertible debentures into 20,319,019 common shares. At the close of these transactions, there were a total of 728,860,198 common shares of the Corporation outstanding and $2.8 million in Convertible Debentures. There will be an immediate additional accretion charge of $60.2 million upon this conversion, and $62.6 million of additional paid-in capital will be transferred to capital stock.

SR Telecom

Notes to the consolidated financial statements

(all tabular amounts are in thousands of Canadian dollars)

c) Outsourcing

On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufaturing operations in order to increase its competitiveness. As a result, approximately 70 positions will be eliminated. As well, there will be additional transition costs. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

d) Stock option plan

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 shareholder meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. On April 3, 2006, approximately 15 million stock options were granted to employees and directors at an exercise price of $0.32. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option.

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of

SR Telecom Inc.

We have audited the consolidated financial statements of SR Telecom Inc. and subsidiaries as at December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, and have issued our report thereon dated March 16, 2006, except as to Note 31, which is as of April 3, 2006 (which audit report expresses an unqualified opinion and includes a reference to our consideration of internal controls over financial reporting and a reference to our separate report to the Shareholders and Board of Directors of SR Telecom Inc. on our audits, expressing an unqualified opinion on the consolidated financial statements of SR Telecom Inc. and subsidiaries prepared in accordance with Canadian generally accepted accounting principles and, which audit report also includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada -U.S. Reporting Differences referring to conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern); such financial statements and reports are included in the 2005 Annual Report on Form 20-F. Our audits also included the financial statement schedule of SR Telecom Inc. This financial statement schedule is the responsibility of the Corporation’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Montreal, Canada

March 16, 2006, except as to Note 4, which is as of April 3, 2006

SCHEDULE I

SR Telecom Inc. (Parent company only)

Condensed financial information of the registrant

Condensed balance sheets (parent company only)

As at December 31 (in thousands of Canadian dollars)

	2005	2004
Assets
Current assets
Cash and cash equivalents	8,903	3,944
Short-term restricted cash	439	1,219
Accounts receivable, net	23,518	32,600
Income taxes receivable	2,484	911
Inventory	28,855	48,701
Prepaid expenses	3,822	1,886
Current assets related to discontinued operations	6,059	21,165

Total current assets	74,080	110,426
Investment in and advances to subsidiaries	14,347	14,897
Investment tax credits	4,616	13,150
Long-term accounts receivable, net	—	5,644
Long-term restricted cash	—	493
Property, plant and equipment, net	13,906	17,747
Intangible assets, net	3,593	4,494
Other assets, net	2,396	141
Non-current assets related to discontinued operations	43	1,828

Total assets	112,981	168,820

Liabilities
Current liabilities
Accounts payable and accrued liabilities	24,809	39,944
Customer advances	1,003	1,510
Current portion of lease liability	4,197	5,043
Current portion of long-term debt	—	71,000
Current liabilities related to discontinued operations	8,440	12,729

Total current liabilities	38,449	130,226
Long term credit facility	47,862	—
Long-term lease liability	—	3,577
Long-term liability	1,749	1,810
Long-term debt	270	—
Convertible redeemable secured debentures	4,035	—

Total liabilities	92,365	135,613

Commitments and contingencies (note 3)
Shareholders’ equity
Capital stock
Authorized
An unlimited number of common shares
An unlimited number of preferred shares
Issued:
65,666,961 common shares (2004 - 17,610,132 common shares)	237,359	216,771
Warrants	12,265	12,265
Additional paid-in capital	65,371	—
Deficit	(294,379)	(195,829)

Total shareholders’ equity	20,616	33,207

Total liabilities and shareholders’ equity	112,981	168,820

SR Telecom Inc. (Parent company only)

Condensed statements of operations

Years ended December 31

(in thousands of Canadian dollars, except per share information)

	2005	2004	2003
Revenues	57,941	81,272	86,160
Cost of revenue	61,787	57,762	48,008

Gross profit	(3,846)	23,510	38,152
Operating expenses
Agent commissions	1,721	4,724	2,997
Selling, general and administrative expenses	32,517	39,527	40,390
Research and development expenses, net	13,066	25,978	29,124
Restructuring, asset impairment and other charges	3,133	6,615	2,911

	(54,283)	(53,334)	(37,270)
Finance charges, net	(27,390)	(5,341)	(5,698)
Gain on sale of long-term investment	—	3,444	—
Gain on settlement of claim	2,670	4,583	—
Gain on repurchase of debentures	—	—	1,199
Loss on foreign exchange	(180)	(439)	(12,461)

Loss from continuing operations before the undernoted	(79,183)	(51,087)	(54,230)
Income tax (expense) recovery	(8,448)	(17,698)	5,617
Share in (loss) income from wholly-owned subsidiaries	(1,940)	(6,809)	667

Loss from continuing operations	(89,571)	(75,594)	(47,946)
(Loss) income from discontinued operations, net of income taxes	(8,979)	(9,192)	4,246

Net loss	(98,550)	(84,786)	(43,700)

SR Telecom Inc. (Parent company only)

Condensed statements of cash flows

Years ended December 31 (in thousands of Canadian dollars)

	2005	2004	2003
Cash flows used in operating activities
Net loss from continuing operations	(89,571)	(75,594)	(47,946)
Adjustments to reconcile net loss to net cash used in operating activities:
Share in losses (income) of a wholly-owned subsidiary	1,940	6,809	(667)
Depreciation and amortization	4,838	5,234	3,492
Restructuring, asset impairment and other charges	14,001	1,681	2,911
Loss (gain) on disposal of property, plant and equipment	589	(166)	—
Financing charges	23,180	—	—
Increase in lease liability	—	1,586	—
Gain on sale of short-term investment	—	(3,444)	—
Gain on settlement of claim	(2,670)	(4,583)	—
Gain on repurchase of debentures	—	—	(1,199)
Income taxes	—	12,657	(6,293)
Write-down of investment tax credits	8,534	4,181	—
Change in fair value of derivative financial instruments	345	380	2,425
Changes in operating assets and liabilities:
Decrease (increase) in long-term accounts receivable	3,727	(4,073)	21,832
Decrease (increase) in non-cash working capital items	(3,262)	23,293	(4,872)
Unrealized foreign exchange	(5,819)	(14,221)	(4,906)

Net cash used in operating activities	(44,168)	(46,260)	(35,223)

Cash flows provided by (used in) financing activities
Issuance of credit facility	48,127	—
Repayment of bank indebtedness	—	(3,000)	(7,000)
Repayment of long-term debt and lease liability	(1,314)	(12,461)	(10,429)
Repurchase of debentures	—	—	(2,801)
Proceeds from issue of shares and warrants, net of share issue costs	—	46,787	6,157
Other assets	(4,657)	—	—

Net cash provided by (used in) financing activities	42,156	31,326	(14,073)

Cash flows (used in) provided by investing activities
Decrease (increase) in restricted cash	780	5,365	(7,078)
Acquisition of Netro Corporation, net of cash acquired	—	—	21,498
Purchase of short-term investments	—	(45,439)	(3,231)
Proceeds on sale of short-term investments	—	48,796	34,276
Purchase of property, plant and equipment	(1,378)	(2,827)	(4,237)
Proceeds on disposal of property, plant and equipment	1,139	859	—
Proceeds on sale of long-term investment	—	3,444	—
Other assets	—	(579)	—

Net cash (used in) provided by investing activities	541	9,619	41,228

Increase (decrease) in cash and cash equivalents:
From continuing operations	(1,471)	(5,315)	(8,068)
From discontinued operations
Cash flows (used in) provided by operating activities	5,676	841	(2,767)
Cash flows provided by (used in) investing activities	754	(125)	(467)

From discontinued operations	6,430	716	(3,234)

Increase (decrease) in cash and cash equivalents	4,959	(4,599)	(11,302)
Cash and cash equivalents, beginning of period	3,944	8,543	19,845

Cash and cash equivalents, end of period	8,903	3,944	8,543

1.	Basis of Presentation

The Corporation’s investment in and advances to subsidiaries in these condensed parent company financial statements is accounted for using the equity method. These financial statements should be read in conjunction with SR Telecom’s consolidated financial statements.

2.	Restricted Net Assets

The terms of CTR’s debt facilities prohibit or place restrictions on its ability to repatriate its equity funds from Chile to Canada over and above the amount of the initial equity. Due to the nature of these restrictions, all of CTR’s net assets are considered restricted. None of the Corporation’s other subsidiaries’ net assets are considered restricted.

3.	Commitments and contingencies

(a)	Leases

The Corporation leases land, buildings and equipment under non-cancelable operating leases. Future minimum lease payments, excluding those related to CTR, for the forthcoming years are as follows:

2006	774
2007	239
2008	152
2009	164
2010	169

1,498

Operating lease expenses, excluding those related to CTR, charged to selling, general, and administrative expenses amounted to $2,668,000, $9,453,000, and $3,966,000 in the years ending December 31, 2005, 2004, and 2003 respectively.

(b)	Guarantees, bonds, and litigation

See note 24 to the consolidated financial statements included in Item 18 of this report for information regarding the Corporation’s guarantees, bonds, and litigation.

4.	Subsequent events

a)	Warrants

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants, expiring on July 18, 2008, remain issued and outstanding.

b)	Issuance of common shares

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and announced the conversion of approximately $58.4 million Convertible Debentures into 280,881,314 common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million for 28,498,300 common shares and announced the conversion of approximately $4.2 million in convertible debentures into 20,319,019 common shares. At the close of these transactions, there were a total of 728,860,198 common shares of the Corporation outstanding and $2.8 million in Convertible Debentures. There will be an immediate additional accretion charge of $60.2 million upon this conversion, and $62.6 million of additional paid-in capital will be transferred to capital stock.

c)	Outsourcing

On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufaturing operations in order to increase its competitiveness. As a result, approximately 70 positions will be eliminated. As well, there will be additional transition costs. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

d)	Stock option plan

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 shareholder meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. On April 3, 2006, approximately 15 million stock options were granted to employees and directors at an exercise price of $0.32. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option.

ITEM 19.	EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Certificate and Articles of Incorporation (incorporated by reference to Exhibit 3.1 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

1.2	By-Laws 2003-1, General By-Laws (incorporated by reference to Exhibit 3.2 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

2.1	Trust Indenture dated April 22, 1998 between SR Telecom Inc. and Montreal Trust Company (incorporated by reference to Exhibit 4 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

2.2	Form of Warrant issued July 18, 2003 and August 27, 2003 under a Private Placement (issued prior to the Common Share 10 for 1 consolidation on September 3, 2003.) (incorporated by reference to our Annual Report on Form 20-F filed on April 23, 2004)

4.1	Agreement and Plan of Merger dated as of March 27, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.1 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.2	Amendment No.1 to Agreement and Plan of Merger dated as of May 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.2 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.3	Amendment No. 2 to Agreement and Plan of Merger dated as of July 17, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.3 of SR Telecom’s Registration Statement on Form F-4/A, File No. 333-107620).

4.4	Amendment No. 3 to Agreement and Plan of Merger dated as of August 5, 2003 by and among SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.4 of SR Telecom’s Registration Statement on Form F-4/A, File No. 333-107620).

4.5	Common Agreement dated as of December 22, 1999 among Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank. (incorporated by reference to Exhibit 10.9 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.6	Loan Agreement dated as of December 22, 1999 among Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.10.1 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.7	Amended and Restated Loan Agreement dated as of December 22, 1999 between Comunicacion y Telefonia Rural S.A. and Export Development Corporation (incorporated by reference to Exhibit 10.10.2 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

Exhibit Number	Description
4.8	Amended and Restated Direct Agreement dated as of December 22, 1999 among Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.11 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.9	Amended and Restated Transfer Restrictions Agreement dated as of December 22, 1999 among SR Telecom Inc., SR (BV) Holdings Limited, CTR Holdings Limited, Servicios Rurales de Telecomunicaciones S.A., Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.12 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.10	Amended and Restated Performance Undertaking dated as of December 22, 1999 among SR Telecom Inc., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.13 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.11	Amended and Restated Project Funds Agreement dated as of December 22, 1999 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A., Export Development Corporation and InterAmerican Development Bank (incorporated by reference to Exhibit 10.14 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.12	Sixth Amendment and Limited term Waiver Agreement dated as of February 20, 2002 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank (incorporated by reference to Exhibit 10.15 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620). (Portions omitted pursuant to a grant of confidential treatment).

4.13	Seventh Amendment and Limited term Waiver Agreement dated as of February 17, 2003 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank (incorporated by reference to Exhibit 10.16 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620) (Portions omitted pursuant to a grant of confidential treatment).

4.14	Eighth Amendment and Limited term Waiver Agreement dated as of February 13, 2004 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank (Portions omitted pursuant to a request for confidential treatment). (incorporated by reference to our annual report on Form 20-F filed on April 23, 2004)

4.15	Formal Loan Agreement, dated July 3, 2001, between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.17 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.16	Formal Loan Agreement, dated June 13, 2002, between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.18 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.17	Formal Loan Agreement, dated July 3, 2001, between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.19 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.18	Lease between North San Jose Interests and Netro Corporation dated April 20, 2001 (incorporated by reference to Exhibit 10.8 of the Annual Report of Netro Corporation on Form 10K for the year ended December 31, 2001).

4.19	Restated 1998 Key Employee Stock Option Plan dated February 12, 2003, in effect as of the 19th day of April 2001. (incorporated by reference to our Annual Report on Form 20-F filed on April 23, 2004)

Exhibit Number	Description
4.20	Restated Directors’ Share Compensation Plan dated February 12, 2003. (incorporated by reference to our Annual Report on Form 20-F filed on April 23, 2004)

4.21	Employment Agreement for Pierre St-Arnaud dated June 22, 2000. (incorporated by reference to our Annual Report on Form 20-F filed on April 23, 2004)

4.22	Employment Agreement for Pierre St-Arnaud dated February 14, 2005.

4.23	Employment Agreement for David L. Adams dated February 14, 2005.

4.24	Employment Agreement for Benoit Pinsonnault dated February 18, 2005.

4.25	Employment Agreement for Charles Immendorf dated April 28, 2004.

4.26	Employment Agreement for Pierre St-Arnaud dated March 2, 2005.

4.27	Employment Agreement for David L. Adams dated March 2, 2005.

4.28	Employment Agreement for Benoit Pinsonnault dated February 28, 2005.

4.29	Extension of Waiver Termination Date dated as of February 14, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

4.30	Extension of Waiver Termination Date dated as of March 30, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

4.31	Extension of Waiver Termination Date dated as of April 22, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

4.32	Principles of Restructuring dated as of April 18, 2005 among SR Telecom Inc.DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.

4.33	Deed of Hypothec bearing a formal date of May 12, 2005 between SR Telecom Inc. and BNY Trust Company of Canada.

4.34	Bond Pledge Agreement dated as of May 19, 2005 among SR Telecom Inc., BNY Trust Company of Canada and the lenders named therein.

4.35	Security Agreement dated as of May 19, 2005 between SR Telecom Inc. and BNY Trust Company of Canada.

4.36	Guarantee Agreement dated as of May 19, 2005 among SR Telecom Inc., Export Development Canada (formerly Export Development Corporation) and Inter-American Development Bank.

4.37	Support Agreement and Consent dated as of May 19, 2005 among SR Telecom Inc., Comunicación y Telefonía Rural S.A., Export Development Canada (formerly Export Development Corporation) and Inter-American Development Bank.

4.38	Ninth Amendment and Limited Term Waiver Agreement dated as of May 19, 2005 among SR Telecom Inc., Comunicación y Telefonía Rural S.A., Export Development Canada (formerly Export Development Corporation) and Inter-American Development Bank.

4.39	Credit Agreement dated as of May 19, 2005 among SR Telecom Inc., BNY Trust Company of Canada and the lenders named therein.

4.40	Supplemental Indenture dated as of August 22, 2005 between SR Telecom Inc. and Computerhsare Trust Company of Canada and Montreal Trust company amending the terms of the 8.15% Debentures.

Exhibit Number	Description
4.41	Security Agreement dated as of August 22, 2005, between SR Telecom Inc. and Export Development Canada and Inter-American Development Bank.

4.42	Deed of Hypothec bearing formal date August 22, 2005, between SR Telecom Inc. and Export Development Canada and Inter-American Development Bank.

4.43	Deed of Hypothec bearing formal date August 22, 2005, between SR Telecom Inc. and Computershare Trust Company of Canada.

4.44	U.S. Registration Rights Agreement dated as of August 22, 2005 among SR Telecom Inc. and the 10% Convertible Debenture holders specified therein.

4.45	Canadian Registration Rights Agreement dated as of August 22, 2005 between SR Telecom Inc. and DDJ Capital Management, LLC.

4.46	Inter-Creditor Agreement dated as of August 22, 2005 among SR Telecom Inc., Export Development Canada, Inter-America Development Bank, BNY Trust Company of Canada and Computershare Trust Company of Canada.

4.47	Trust Indenture Dated as of August 22, 2005 among the registrant, as issuer and Computershare Trust Company of Canada and Manufacturers and Traders Trust Company as co-Trustees.

4.48	Consulting Agreement dated as of October 1, 2005 with David Gibbons.

4.49	Agreement with Blue Tree Advisors. dated November 14, 2005 providing for the services of William E. Aziz as Interim Chief Executive Officer.

4.50	The Share Purchase Agreement made as of January 23, 2006 between the Company and BIV Capital Partners, L.P.

4.51	The Share Purchase Agreement made as of January 23, 2006 between the Company and GMAM Investment Funds Trust II.

4.52	The Share Purchase Agreement made as of January 23, 2006 between the Company and DDJ Canadian High Yield Fund.

4.53	The Share Purchase Agreement made as of January 23, 2006 between the Company and The October Fund, Limited Partnership.

4.54	The Share Purchase Agreement made as of January 23, 2006 between the Company and Greywolf Capital Management L.P.

4.55	The Share Purchase Agreement made as of January 23, 2006 between the Company and Guardian Capital LP

4.56	The Share Purchase Agreement made as of January 23, 2006 between the Company and Catalyst Fund General Partner I Inc.

4.57	The Share Purchase Agreement made as of January 23, 2006 between the Company and North Pole Capital Master Fund

4.58	The Share Purchase Agreement made as of January 23, 2006 between the Company and Morgan Stanley & Co. Incorporated

4.59	The Canadian Registration Rights agreement dated as of February 1, 2006 among the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund and The October Fund, Limited Partnership.

4.60	The U.S. Registration Rights agreement dated as of February 1, 2006 among the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund, The October Fund, Limited Partnership, Greywolf Capital Management L.P. and Morgan Stanley & Co. Incorporated.

Exhibit Number	Description
4.60	The U.S. Registration Rights agreement dated as of February 1, 2006 among the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund, The October Fund, Limited Partnership, Greywolf Capital Management L.P. and Morgan Stanley & Co. Incorporated.

4.61	The First Supplemental Indenture made as of February 1, 2006 between the Company, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, amending the terms of the Trust Indenture between the Company and such parties dated as of August 22, 2005 governing the Convertible Debentures of the Company.

4.62	Manufacturing Agreement dated March 17, 2006, between SR Telecom Inc. and Positron Technologies Inc.

8	List of subsidiaries.

11.1*	Code of Business Conduct

12.1*	Certification of Interim Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act.

12.2*	Certification of Interim Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act.

13.1*	Certification of Interim Chief Executive Officer pursuant to Rule 13a-14(b)/15d-14(b) of the Exchange Act.

13.2*	Certification of Interim Chief Financial Officer pursuant to Rule 13a-14(b)/15d-14(b) of the Exchange Act.

*	Filed herewith

SIGNATURE

SR Telecom Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SR Telecom Inc.

By:	/s/ Peter Campbell
Name:	Peter Campbell
Title:	Interim Chief Financial Officer

Dated: April 20, 2006