Form 20-F
period 2006-12-31
SR TELECOM INC
filed 2007-07-11
CIK 1223165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report…………………………………

For the transition period from ……………………… to ………………………

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
733,393,060

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes                    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ] Yes                    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes                    [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17                    [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

 [  ] Yes                    [X ] No

TABLE OF CONTENTS

Explanatory notes
Exchange rate information
Forward-looking statements

EXPLANATORY NOTES

References within this document to the “Company”, “Corporation”, “we”, “us” and “our” are references to SR Telecom Inc., a Canadian corporation, and its consolidated subsidiaries unless the context indicates otherwise.

All references herein to "dollars" and "$" refer to the lawful currency of Canada, unless otherwise expressly stated. All references herein to “US dollars” and "US$" refer to the lawful currency of the United States of America.  All financial statements and financial information presented in this document have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), unless otherwise noted. All references to US GAAP refer to United States generally accepted accounting principles.

Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry, our market position and market share are based on reasonable estimates we prepared using data from publicly available industry sources, various research analysts’ reports, market research, industry analyses, and on assumptions made from our knowledge of this industry. We believe, however, that while generally indicative of relative market positions and market shares, this data is inherently imprecise.

Unless otherwise indicated, all operating data is as of December 31, 2006.

EXCHANGE RATE INFORMATION

The following table lists the US-dollar exchange rate in effect at the end of the periods noted and the average of the exchange rates on the last day of each month during these periods. The exchange rates listed below are based on the noon buying rate as reported by the Bank of Canada.

	2006		December 31, 2005		December 1, 2005		2004		2003		2002
	End	Average	End	Average	End	Average	End	Average	End	Average	End	Average
Canadian Dollar	1.1653	1.1530	1.1659	1.1610	1.1687	1.1811	1.2020	1.2191	1.2923	1.3911	1.5718	1.5666

On June 15, 2007, the US-dollar exchange rate was 1.0679.

The following table shows the high and low US-dollar exchange rates for each month during the previous six months:

	High	Low
December 2006	1.1380	1.1670
January 2007	1.1630	1.1848
February 2007	1.1565	1.1878
March 2007	1.1817	1.1500
April 2007	1.1600	1.1048
May 2007	1.1163	1.0666

FORWARD-LOOKING STATEMENTS
This document may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements in this document describe the Company’s expectations on July 3, 2007.

A statement is considered forward-looking when it makes a statement about the future based on what is known and expected today. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

These statements are based on certain assumptions and analyses management makes in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risk factors discussed in this document.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements even if new information becomes available.

In the forward-looking statements contained in this document, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled “Risk factors” elsewhere in this document and “Assumptions, risks and uncertainties” in the Company’s management’s discussion and analysis for the year ended December 31, 2006.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

SR Telecom Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the section entitled “Risk Factors”, and the consolidated financial statements and related notes. The selected consolidated financial information as of December 31, 2006 and 2005; December 1, 2005; December 31, 2004, 2003 and 2002; and for the year ended December 31, 2006; the month ended December 31, 2005; the eleven month period ended November 30, 2005; and the years ended December 31, 2004, 2003, and 2002 was derived from our audited consolidated financial statements. These consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The principles of Canadian GAAP used in the preparation of our financial statements for the years ended December 31, 2006, 2005 and 2004 defer in certain material respects with US GAAP, as disclosed in note 31 to the consolidated financial statements for the years ended December 31, 2006, 2005, 2004 and 2003 included in this Form 20-F.

(in thousands, except per share data)	Year Ended December 31,	One month ended December 31,	Eleven months ended November 30,	Year Ended December 31,
	2006	2005	2005	2004	2003	2002
	$	$	$	$	$	$
Consolidated Statements of Operations Data (Canadian GAAP):
Revenue	87,455	7,372	69,012	99,074	99,970	145,949
Restructuring, asset impairment and other charges	31,515	-	17,200	7,701	3,541	4,548
Operating loss from continuing operations	(101,362)	(2,532)	(64,308)	(58,036)	(44,109)	(24,270)
Loss from continuing operations	(116,415)	(5,160)	(77,007)	(76,942)	(49,001)	(42,803)
Net loss	(115,627)	(9,381)	(81,765)	(86,134)	(44,755)	(20,885)
Basic and diluted loss per share from continuing operations	(0.17)	(0.08)	(4.34)	(4.62)	(6.80)	(7.82)
Basic and diluted net loss per share	(0.17)	(0.14)	(4.61)	(5.17)	(6.21)	(3.82)

Consolidated Statements of Operations Data (US GAAP):	Year Ended December 31,
	2006	2005	2004	2003	2002
	$	$	$	$		$
Net loss	(170,976)	(98,550)	(84,786)	(43,700)	(11,125)
Basic and diluted net loss per share	(0.25)	(4.52)	(5.09)	(6.06)	(2.03)

(in thousands, except per share data)	As at December 31,		As at December 1,	As at December 31,
	2006	2005	2005	2004	2003	2002
	$	$	$	$	$	$
Consolidated Balance Sheet Data:
Total Assets	150,553	187,551	195,967	227,624	289,775	320,805
Long-term Debt(1)	100,554	129,498	128,647	117,370	131,437	140,300
Capital Stock	352,174	230,086	229,927	219,653	180,866	147,985
Shareholders’ Equity	10,933	21,348	30,636	52,640	91,740	102,326
Shareholders’ Equity (US GAAP)	(24,692)	20,616		33,207	70,687	80,218

Other Data:
Number of Shares Issued:
Common shares	733,393	65,667	64,933	17,610	10,467	5,523
Dividends per common share	-	-	-	-	-	-

(1)	Long-term debt includes the current portion of long-term debt, capital leases, lease liability and other long-term liabilities.

Exchange Rate Data

Please refer to the “Exchange Rate Information” section of this document.

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.  RISK FACTORS

RISKS RELATING TO OUR LIQUIDITY AND FINANCIAL CONDITION

We are substantially leveraged, which could impair our ability to gain access to necessary additional funding and may require us to file for insolvency protection.

At July 3, 2007, we had approximately $108 million of consolidated debt outstanding comprised principally of the credit facilities which include the convertible term loans and other long-term debt. In accordance with Canadian GAAP, the convertible term loan is accounted for on the basis of its substance and is presented in its component parts of debt and equity. Our operations are by their nature capital-intensive; we will therefore require continuing access to financing to fund working capital needs, capital expenditures, bonding and letter of credit facilities and other cash requirements, as well as additional development and acquisition opportunities and the retirement of maturing debt, as existing financing solutions, including the $45.0 million term loan commitment closed July 3, 2007, may prove to be insufficient to meet such needs. If we are unable to obtain such additional financing (and there is no guarantee that such additional financing will be available to us in the future from either exisiting investors or third parties) or refinance our existing debt, we may be unable to repay our existing debt or meet our capital needs. If we were unable to meet our capital needs or repay our existing debt using our cash and cash flow from operations, we could be forced to sell other assets needed for our business. A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce our flexibility in planning for, or reacting to, changes in our business, or leave us unable to make strategic acquisitions, introduce new products or exploit new business opportunities, and may cause us to seek protection from our creditors under applicable bankruptcy, insolvency or other creditor protection legislation or pursue other restructuring alternatives.

The credit facilities (which include the convertible term loan agreement) impose significant operating and financial restrictions on us.

The agreement that governs our credit facility and convertible term loan, which we refer to as the credit facility and convertible term loan agreement, contains provisions that limit our ability and, in some cases, the ability of our restricted subsidiaries, to:

-	pay dividends or make other restricted payments or investments;
-	incur additional indebtedness and issue preferred stock;
-	create liens on assets; and
-	merge, consolidate, or sell all or substantially all of our assets.

Our ability to comply with many of these restrictions may be affected by events beyond our control. We may not achieve operating results that will permit us to meet these restrictive covenants or may need to take business actions prohibited by these covenants. If we breach these covenants our lenders could require immediate payment of amounts due under the credit and convertible term loan agreement and foreclose upon and sell any assets securing the indebtedness.

Our common shares may be deemed to be penny stock under the penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Following our delisting from the Nasdaq National Market in December 2005, our common shares are subject to “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

-	make a special written suitability determination for the purchaser;

-	receive the purchaser's written agreement to a transaction prior to sale;

-
provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser's legal remedies; and

-
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

Under these circumstances, broker-dealers may find it difficult to complete customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and holders may find it more difficult to sell our securities.

We have a history of net losses and may not achieve or maintain profitability, which could impair our share price and liquidity.

We have incurred losses from operations in our past fiscal years. As of December 31, 2006, our accumulated deficit, including the pre-fresh start accounting deficit, was approximately $353.8 million, and we have failed to execute on our prior business plans developed by prior management. Failure to return to profitability in 2007 could have a material adverse effect on our business, prospects and the price of our common shares.

Our ability to achieve and maintain profitability will depend on, among other things, our ability to secure new business, develop new products and features on a timely basis, manufacture and deliver our products, reduce product and other costs sufficiently, as well as the market acceptance of our products.

Our share price has been and will continue to be volatile and could decline substantially.

The price of our common shares has been, and is likely to continue to be, highly volatile. For example, in the last 24 months, our common shares have closed at a high of $0.55 and a low of $0.14 on the Toronto Stock Exchange (TSX). Some of the factors that could cause our stock price to fluctuate significantly in the future include:

-	a failure to deliver WiMAX products;
-	a failure to secure new business;
-	the possibility that we will not be able to obtain additional financing as and when needed;
-	risk that we would be unable to meet our debt repayment obligations;
-	the delay of expected customer orders;
-	the introduction of new products or changes in product pricing policies by us or our competitors;
-	an acquisition or loss of significant customers, distributors, suppliers and contract manufacturers;
-	changes in earnings estimates by analysts;
-	changes in third-party reimbursement practices; and
-	fluctuations in the economy generally and general market conditions.

Furthermore, if we are unable to effectively execute our business plan and/or obtain additional financing as and when needed, the Company may be required to seek protection from our creditors under applicable bankruptcy, insolvency or other creditor protection legislation.  If such a result were to occur, the price of our common shares could decline substantially and ultimately lose all of their value.

In addition, stock markets in general, and the market for shares of telecommunications companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price of our common shares to decline below the current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, shareholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a shareholder files a class action suit, we could incur substantial legal fees and our management's attention and resources could be diverted from operating the Company’s business in order to respond to the litigation.

If we have a material weakness in our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in our share price.

One or more material weaknesses in our internal controls over financial reporting could occur or be identified in the future. In addition, because of inherent limitations, our internal controls over financial reporting may not prevent or detect misstatements. Any evaluation of effectiveness of internal controls projections to future periods are therefore subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, we may not be able to provide reasonable assurance as to our financial results or meet our reporting obligations, and there could be a material adverse effect on our share price.

Our operating results and liquidity may be adversely affected if we do not successfully resolve pending commercial disputes.

A dispute with Future Communications Company (“FCC”) relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly-owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal filed on March 2, 2005 and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision which was in favor of FCC for an amount of US $1.0 million plus court fees.

As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. If we are unable to successfully defend these claims, our results of operations and liquidity may be adversely affected.

In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes and by Canadian government for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations including research and development expenses, income tax expense and selling, general and administration expenses. Any additional negative assessments can adversely affect operations and liquidity.

Five institutional investors and affiliated entities own over 80% of our commons shares and will be able to exert significance influence on us.

As described in Item 7A of this annual report, five institutional investors and their respective affiliated entities beneficially own, in the aggregate, over 80% of our common shares.  As a result of such ownership concentration, these investors will have significant influence over any matter that requires stockholder approval and generally may influence our board of directors and management.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Our continuation as a going concern is dependent on many factors and there can be no assurance that we will remain so.

Our continuation as a going concern is dependent upon, among other things, the continuing support of our customers, lenders and shareholders, attaining a satisfactory sales level, continued sales to our customers, a return to profitable operations, the ability to generate sufficient cash from operations and additional financing. These matters are dependent on a number of items outside of our control; consequently, there is uncertainty about our ability to execute our plans successfully. Failure to successfully conclude any of these matters could result in our inability to continue in operation for the foreseeable future, as well as realize our assets and discharge our liabilities and commitments in the normal course of business. Such failure could have a material adverse effect on us and could ultimately result in bankruptcy or insolvency and/or a financial restructuring.

We may not be able to maintain our operations if the sources of funding we rely upon become unavailable.

Our ability to meet our near-term funding requirements is dependent on a number of factors, including, among other things, the revenue generated by the sales of our products and our existing cash balances. Our customers often need to invest significant capital into our projects and the capital market conditions for telecommunications companies remain challenging. Because our sales cycles are long and unpredictable, our revenues may fluctuate from quarter to quarter and our cash balances may be negatively impacted . Such failures may result in our inability to maintain our operations.

We have recently experienced a number of significant changes in our senior management and our operating and administrative personnel.

The Company appointed a permanent CEO effective July 10, 2006 and a permanent CFO effective August 15, 2006.  Consequently, it may take more time and resources for us to implement our strategic plan than would otherwise be required had we not experienced such changes.  These delays and the additional resources we may have to expend could make it more difficult for us to implement our strategic plan.  In addition, the decision by one or more members of our senior management team to terminate his or her employment, could have an impact on our ability to carry out our strategic plan, which could harm our business and results of operations.

A key element of our business plan is the introduction of WiMAX products; the commercial viability of our products, and the industry as a whole, may prove to be less than currently anticipated or our products may be less competitive than those developed by other companies.

We see the development and commercialization of both fixed and mobile WiMAX as key elements of our business plan, future success and profitability.  In addition, if either, or both, of fixed or mobile WiMAX prove to be less commercially viable than currently anticipated or if our WiMAX products are less commercially viable or competitive than those developed by other companies, we may experience significant adverse effects on our liquidity, financial condition and ability to continue operating as a going concern. In these circumstances, we may no longer be able to comply with the covenants in our various debt and credit agreements and other instruments. In addition, our ability to have access to additional sources of capital and trade and supplier credit and the price of our common shares and other outstanding securities may be adversely affected.

We have a long sales cycle, which could cause our results of operations and stock price to fluctuate.

Our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This could cause our operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. Some additional factors that are likely to affect the length of our sales cycle include:

-	availability of radio frequency;
-	currency and capital markets crises;
-	availability of financing to our customers;
-	budget allocation by our customers;
-	political and regulatory issues;
-	scope of a given project;
-	complexity of a given network; and
-	deployment and planning of network infrastructure.

In addition, the delays inherent in our sales cycle could raise additional risks of service providers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders during our sales cycle or chooses not to deploy networks incorporating our products.

Our customer contracts are often frame contracts that set the key terms of agreement but do not bind our customers to purchase our products within a fixed period of time.

Many of our significant product deployments are based on frame contracts that set the key terms of agreement and bind our customers only when they deliver a purchase order under the terms of the frame contract. Many customers only issue limited purchase orders for a few systems at one time even though the frame contract may provide for a large-scale deployment of our systems. These contracts and purchase orders do not ensure that our customers will purchase any additional products beyond those specifically listed in the order.

Moreover, since these purchase orders represent the immediate portion of longer-term customer programs, we may expend significant financial, personnel and operational resources to fulfill these orders. If our customers fail to purchase additional products to fulfill their programs as we hope, we may be unable to recover the costs incurred and our business could suffer.

In addition, our frame contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties.

We are subject to the risks of doing business in developing countries.

We market and sell our telecommunications products and services to customers around the world, with a focus on developing countries. Accordingly, we are subject to all the risks of doing business with customers in such countries, including:

-	trade protection measures and import or export licensing requirements;
-	difficulties in enforcing contracts;
-	difficulties in protecting intellectual property rights;
-	unexpected changes in regulatory requirements;
-	legal uncertainty regarding liability, tax, tariffs and other trade barriers;
-	foreign exchange controls and other currency risks;
-	inflation;
-	government appropriations or subsidies that our customers are beneficiaries or recipients of may be decreased or delayed;
-	challenges to credit and collections;
-	expropriation; and
-	government instability, war, riots, insurrections and other political events.

Our exposure to developing countries was approximately 83% in 2006 compared to 79% in 2005 and 76% in 2004. We ensure the collection of our revenues through the use of letters of credits and the analysis of the credit worthiness of our customers. However these measures would likely not cover all losses.

From time to time, we have made sales to Sudan, a country currently subject to embargoes and trade restrictions under US law.  Our business activities in Sudan may have a material adverse effect on the valuation of our stock.  In addition, certain US states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states; similar legislation may be pending in other states.  As a result, pension funds and other retirement systems may be subject to reporting requirements regarding investments in companies such as ours or may be subject to limits or prohibitions for those investments, which may have a material adverse effect on the price of our shares.

We may not be able to compete effectively with other leading equipment providers in the wireless communications industry, many of whom have greater financial resources than we have; as a result, our revenues and results of operations may be impaired.

We face competition in the following markets:

Universal access: In the universal access market, our point-to-multipoint, fixed-wireless solutions compete with wire-based solutions, mobile solutions, and other long-range access solutions. We compete with wire-based product vendors, such as Intracom, and with mobile infrastructure vendors, such as Ericsson, Nokia-Siemens and Huawei.

Enterprise access: In the enterprise access market, our wireless solutions compete with wire-based solutions, such as fibre optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Alcatel-Lucent and Motorola, and with smaller wireless-only companies, such as Alvarion and AirSpan.

Residential and small business access: In the residential and small business access market, our wireless solutions compete with wire-based solutions, such as DSL and cable modems. We also compete with other OFDM-based broadband wireless access vendors, such as Alvarion, and AirSpan.

Mobile traffic backhauling: The mobile market requires infrastructure to connect cellular base stations to the core telecommunications network. In this market, our wireless solutions compete with wire-based solutions, such as leased T1 and E1 lines, and wireless solutions, such as point-to-point radios.  We compete with large OEMs, such as Alcatel-Lucent, Ericsson, and smaller wireless companies, such as Dragonwave.

Private networks: In the private networks market, industrial companies require support for voice and data services as well as support for SCADA. In this market, our principal competition comes from fibre or point-to-point microwave solutions. Most of the technologies we compete with are not intended for mobile backhaul, rural telecommunications or local private networks, whereas our products are specifically designed for these market segments.

Competition is likely to persist and intensify in the future. Many of our competitors will be substantially larger and have significantly greater financial, sales, marketing, technical, manufacturing and other resources and more extensive distribution channels than we have. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than we would. Our competitors may also attempt to influence the adoption of standards that are not compatible with our current architecture. This may require us to incur additional development and integration costs and may delay our sales efforts.

Some of our competitors may make strategic acquisitions or establish cooperative relationships to increase their ability to rapidly gain customer market share. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. If any competing technology is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

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

Our revenues and revenue growth may be adversely affected should we be unable to develop new products or product features on a timely basis, or if our new products or product features fail to achieve market acceptance.  In the past, we have experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused us to incur unexpected expenses.  Furthermore, competing in additional markets may, require us to develop versions of our existing products that are capable of operating at different frequencies and complying with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

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

Our ability to implement cost reductions will also depend on factors outside of our control. For example, our cost for contract manufacturing may be largely impacted by the level and volume of our orders, which is driven by customers demand. Also, our contract manufacturers must correctly implement cost reductions that we design into the products; our cost projections are based upon assumptions regarding the ability of our contract manufacturers to achieve volume-related cost reductions. Some of our design cost reductions will depend on the emergence of low-cost components that are likely to be developed by third parties. Our product costs will exceed our internal projections to the extent these third parties are unable or unwilling to cooperate in reducing product cost, or their efforts in this regard are not timely.

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

We must develop products that work with different standards because we sell our products in many countries that have different regulatory schemes; if we are unsuccessful, our opportunities for growth will be limited.

Many countries require communications equipment used in their country to comply with unique regulations, including safety policies, radio frequency allocation schemes and standards. If we are unable to develop products that work with different standards, or if compliance proves to be more expensive or time consuming than we anticipate, we will be unable to sell our products and our business would be adversely affected. Some countries have not completed their radio frequency allocation process and therefore the standards with which we will be forced to comply are unknown. Furthermore, standards and regulatory requirements are subject to change; if we fail to anticipate or comply with these new standards, our revenues and results of operations will be adversely affected.

Our business is subject to unexpected interruptions because some of our key components are from sole source suppliers or require long lead times,  which could cause our operating results to suffer.

Some of the key components used in our products are complex to manufacture and have long lead times. In addition, they are supplied by sole source vendors and alternative sources are currently not available. In the event of a reduction or interruption of supply, or degradation in quality, up to six months could be required before we begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and our revenues and results of operations would suffer. If we receive a smaller allocation of component parts than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products and we could lose market share.

Our dependence on contract manufacturers for the assembly of our products.

On March 27, 2006, we announced the completion of a multi-year agreement to outsource our manufacturing operations in order to increase competitiveness. As a result, we depend on these suppliers to manufacture our products; this reliance exposes us to significant risks, including risks resulting from:
-	potential lack of manufacturing capacity;
-	limited control over delivery schedules;
-	quality assurance and control;
-	manufacturing production costs;
-	voluntary or involuntary termination of their relationship with us;
-	difficulty in, and timeliness of, substituting any of our contract manufacturers; and
-	their financial strength.

If our contract manufacturers’ operations are halted, even temporarily, or if they are unable to operate at full capacity for an extended period of time, we may experience business interruption, increased costs, loss of goodwill and loss of customers.

The use of contract manufacturers may result in excess inventory purchases or the inability to deliver on time.

Our contract manufacturers rely on our forecasts of future orders to make purchasing and manufacturing decisions. We provide them forecasts on a regular basis; if a forecast is inaccurate, it may lead to either excess inventory that would increase our costs, or a shortage of components that would delay shipment of equipment. In either case, our business and results of operations may be adversely affected.

Our products may contain defects that could harm our reputation, be costly to correct, expose us to litigation and harm our operating results and profits.

We and our customers have, from time to time, discovered defects in our products and additional defects may be found in the future. If defects are discovered, we may not be able to correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or a delay in, market acceptance of our products. In addition, defects in our products could cause adverse publicity, damage our reputation and impair our ability to acquire new customers. In addition, we may need to make significant expenditures to eliminate defects from our products.

Moreover, because our products are used in critical telecommunications networks, we may be subject to significant liability claims if our products do not work properly. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, our insurance policies may not adequately limit our exposure relating to such claims. We warrant to our current customers that our products will operate in accordance with product specifications. If these or future products fail to conform to such specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation, or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend and could seriously damage our reputation and business.

We may have to acquire significant inventory to maintain future sales and long-term product support.

We have acquired and may continue to acquire, significant inventory to support contractual obligations relating to future sales and discontinued components in existing products. If sales of such products or components do not materialize, we could end up with inventory levels that are significantly in excess of our needs, which could diminish our working capital or cause significant losses.

We have exposure to currency risk; significant fluctuations in exchange rates could reduce revenues, earnings, investments and liquidity.

Our reporting currency is the Canadian dollar, while the majority of our sales contracts are in other currencies. Currency fluctuations will affect the reported values of revenues and eventual collections. While we could engage in hedging activities to protect us from currency fluctuations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

The value of our investment in foreign subsidiaries is partially a function of the currency exchange rate between the Canadian dollar and the applicable local currency. The devaluation of a foreign subsidiary's local currency would result in a reduction in the carrying value of our investment. As a result, we may experience economic losses related to our investments in foreign subsidiaries and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the Canadian dollar, and significant exchange rate fluctuations have occurred in the past and may occur again, any of which could impair the recoverability of our long-term assets.

In many circumstances, revenues generated by foreign subsidiaries will be paid to the foreign subsidiaries in the local currency. By contrast, some significant liabilities of the foreign subsidiaries, such as liabilities for the financing of telecommunications equipment, may be payable in US dollars or in currencies other than the local currency. As a result, any devaluation in the local currency relative to the payable currencies could increase the Canadian dollar amounts payable and negatively impact liquidity and earnings. Moreover, we will record revenues and expenses of our foreign subsidiaries in their home currencies and translate these amounts into Canadian dollars. Consequently, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations, as well as the value of our assets and liabilities.

Our ability to operate could be hindered by the proprietary rights of others and the degree to which we are able to adequately protect our intellectual property rights.

A number of telecommunications companies have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or intellectual property rights. Such conflicts could limit the scope of patents, if any, that we may be able to obtain or result in the denial of our patent applications.

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

Despite efforts to protect proprietary rights, existing copyright, trademark, patent and trade secret laws afford limited protection. Third parties may attempt to copy or reverse-engineer aspects of our products or proprietary information. Accordingly, we may not be able to adequately protect our intellectual property rights, which would adversely affect our operations and revenues.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our products. Success may be partly achieved by prosecuting claims against others who we believe are infringing our rights, and by defending claims of intellectual property infringement brought by our competitors and others. Our involvement in intellectual property litigation could result in significant expense, could adversely affect sales of the challenged product or intellectual property, and may divert the efforts and focus of our technical and management personnel, whether or not such litigation is resolved in our favour. In addition, in our sales agreements, we have agreed to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights; we will continue to be bound by these obligations, which could expose us to additional costs. Some of our competitors may be able to sustain the costs of complex patent litigation because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

-	pay substantial damages;
-	cease the development, manufacture, use or sale of products that infringe upon the intellectual property of others;
-	expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;
-	discontinue processes incorporating infringing technology; or
-	obtain licenses to the infringing intellectual property, which may not be available on terms acceptable to us, if at all.

Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the US Patent and Trademark Office or other proceedings outside Canada or the United States, including oppositions, to determine priority of invention or patentability. This could result in substantial cost, even if the eventual outcome were in our favour.

RISKS FOR US HOLDERS

We may be classified as a “controlled foreign corporation” for United States federal income tax purposes, which could result in certain adverse tax consequences to certain US holders.

We could be considered a “controlled foreign corporation” (CFC) for US federal income tax purposes if more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, actually or constructively, by:
-	US citizens or residents;
-	US domestic partnerships and corporations;
-	estates or trusts other than foreign estates or trusts; and
-	each of the above owns 10% or more of the total combined voting power of all classes of shares of the Company (each, a 10% United States shareholder).

CFC classification has many complex results, one being that certain US holders who own common shares would be required to include income from the Company in their gross income for US federal income tax purposes, even if they do not receive a corresponding distribution from the Company. In addition, gain from the sale or exchange of common shares by a US holder who is, or was, a 10% United States shareholder at any time during the five-year period ending with the sale or exchange would be treated as ordinary income to the extent of the earnings and profits of the Company attributable to common shares sold or exchanged. Special foreign tax credit rules would also apply.

US holders are urged to consult their own tax advisors, as to whether or not the Company may be classified as a CFC and the consequences of such classification.

Foreign bankruptcy and insolvency laws may differ from their US counterparts.

We are incorporated under the laws of Canada. In addition, our subsidiaries are incorporated and operate under the laws of various countries around the world. Consequently, Canadian or other counries’ bankruptcy laws could apply. Under US bankruptcy laws, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts in Canada or elsewhere would recognize the US bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a US bankruptcy case involving a Canadian debtor or a debtor with its principal operating assets outside the United States, and any US bankruptcy court orders or judgments may not be enforceable.

US investors in our securities may have difficulties enforcing civil liabilities.

We are governed by the laws of Canada. Moreover, a number of our directors and officers are residents of Canada or other non-US jurisdictions and a substantial portion of our assets are located outside of the United States.  As a result, it may be difficult for holders of our securities to effect service of process upon us or such persons within the United States or to enforce against us, or them, judgments of US courts predicated upon the civil liability provisions of the US federal or state securities laws or other US laws.  In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon US federal or state securities law against us, our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of US court judgments.

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

SR Telecom was incorporated under the Canada Business Corporations Act in 1981, and has been a public reporting company in Canada since 1986, when it completed an initial public offering of its common shares in Canada. Our legal name is SR Telecom Inc.

Our registered head office and principal place of business is located at 8150 Trans-Canada Highway, Montréal, Quebec, Canada, H4S 1M5 and our telephone number is (514)335-1210. Our website is www.srtelecom.com.

Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Early history and development
SR Telecom began operations in 1975 as a division of Harris Canada Inc., which was then known as Farinon Electric of Canada Ltd. In 1981, the division was purchased in a management-led buyout from Farinon and became SR Telecom Inc. In 1986, SR Telecom Inc. completed an initial public offering in Canada.

In 1987, we introduced the world’s first high-capacity digital time division multiple access system, the SR500. The product became our flagship product, generating a majority of our revenue from applications in rural environments around the world. Over time, we upgraded and enhanced this product to cover the applications, features and frequencies that our global customer base is interested in, as well as address new markets, such as applications small and medium-sized enterprises in urban environments. The SR500 continued to generate an ever-decreasing portion of our revenue until early 2007. We announced our intention to sell the product in April 2007 to focus all of our resources on our core WiMAX strategy.

During the 1990s, the increasing availability of new telecommunications products led many telecommunications service providers to rely on outside vendors and manufacturers to install and maintain their equipment, rather than their own in-house technical staff. In response to this, we increased the services we provided to our customers, from merely providing equipment to providing engineering services such as network planning and after-sales support.

Acquisitions and discontinued operations
In 1994, the Chilean government deregulated telecommunication services. In response to this business opportunity, in 1996, we partnered with a group of Chileans and Canadians to form Comunicación y Telefonía Rural S.A. (CTR). CTR provided local telephone service, payphone service, and Internet access to users in rural areas using the SR500. In 2004, CTR began expanding its service area to include urban centres in small cities using our angel product line. We sold CTR to integrated telecommunications service provider Chile.com in early 2007, since it was not part of our core WiMAX strategy.

In 2001, we acquired the French assets of Lucent Technologies’ Wireless Access Solutions division. The acquisition, which added the swing product line to our product portfolio, had an immediate positive impact on our revenues and significantly increased our installed base. However, as newer IP-based technologies were developed and deployed, swing revenue declined. We sold most of the assets and operations of our French subsidiary in late 2005, which effectively discontinued the swing product line.

In 2002, we acquired certain product-related assets from Nera Telecommunications Inc. These assets formed the basis of a product that we commercially launched as stride2400. This product delivered carrier-grade voice capabilities, and broadband Internet access using the 2.4 GHz unlicensed band. While ideally suited for small US operators intending to deliver universal access to rural areas, US regulatory impediments made it unprofitable for us to pursue this market with this product.

In early 2003, we acquired from the receiver of Comdev Broadband Inc. (Comdev) the assets and intellectual property associated with Comdev’s CDMA2000 1xEV-DO product line. The product, which we branded as shift, added standards-based, non-line-of-sight (NLOS) technology that was capable of broadband Internet access in the cellular frequency band. We discontinued the development of shift in September 2003 as the additional cost of development, changing customer demands and the addition of the angel product rendered shift no longer cost-effective.

In September 2003, we acquired Netro Corporation (Netro), which added angel and airstar to our product portfolio. angel, and its successor symmetry, are high-capacity systems that deliver carrier-class voice and broadband packet data services using NLOS technology. airstar is a high-capacity system that delivers high-speed, broadband data. Netro operated out of San Jose, California and Redmond, Washington. Shortly after the acquisition, we consolidated the software development activities in Redmond and renamed the entity “SR Telecom USA, Inc.”. SR Telecom USA Inc., was primarily a research and development (R&D) centre, developing and maintaining both the angel and airstar product lines. In July 2004, we closed the Redmond facility and consolidated all R&D activities in Montréal. A core group of technology and product experts relocated to Montréal to support the evolution and maintenance of the angel and airstar product lines, and to develop a WiMAX-based product using Orthogonal Frequency Division Multiplex (OFDM) technology. While airstar was discontinued in early 2007, upgrades and enhancements to the angel product have spawned the symmetry product line, which forms the basis of our current WiMAX strategy.

SR Telecom today
In 2006, under the leadership of our new President and CEO and our new CFO, we undertook a comprehensive evaluation of the organization, which lead to the definition and implementation of a new business plan focussed on designing, delivering and deploying WiMAX-based solutions.

Our financial plan, implemented in October 2006, was designed to permanently address an untenable financial situation and capital structure. As part of that plan, and as discussed elsewhere in this document, we solidified our financial footing with support from current and new shareholders; refocused our energies on core business activities with the sale of our subsidiary in Chile, CTR; simplified our financial structure by eliminating second-ranking secured creditors and freeing up approximately $4.7 million in restricted cash on our balance sheet; and, sold and leased-back our property in Montréal (Québec).

In addition, we outsourced our manufacturing activities to increase our cost competitiveness. This transition was completed, for the most part, in Q2 2006, allowing for higher sales volume in 2006. Nonetheless, contract manufacturing issues had a strong negative impact on overall results throughout the year. Management has therefore taken action to de-risk manufacturing by broadening its supply source and to improve the process efficiency between our manufacturing partners and us.

While product development and delivery delays have put strain on customer relationships, we have made efforts to establish open lines of communication to address customer concerns. In addition, our WiMAX product, symmetryMX, continues to attract new customer enquiries; the product is currently in field trials with a number of telecommunications service providers around the world.

Capital expenditures
Over the last three years, we have invested approximately $14.5 million, excluding additions related to discontinued operations, in property, plant and equipment. Approximately 37% percent of our capital expenditures during this period occurred in Canada, 60% in Chile and the remaining in other countries. The majority of the Canadian additions consist of computers, software and manufacturing equipment. The Chilean asset additions relate mostly to the build-out of our local telecommunications infrastructure. We currently have no material commitments for any property, plant and equipment purchases.

RESTRUCTURING

The following restructuring initiatives took place during the past three fiscal years. For readability purposes, we have categorized these initiatives as either operational or financial and have listed them in chronological order in each category.

Operational

In June 2004, we finalized the restructuring of our French operations, which included closing the R&D facilities, but maintaining a sales force, project management and after-sales support facility in France for our European, Middle Eastern and African (EMEA) clients.

During the Q2 2005, as part of our restructuring efforts, we reviewed certain aspects of our operations and our intended future direction. Accordingly, we decided to discontinue manufacturing certain product lines. As part of our strategic plan at that time, we took steps to strengthen our financial position by improving the profitability of our product portfolio. Our focus was to maximize revenue potential and profitability of our key products, particularly symmetry, SR500ip and SR500, and divest of operations related to product lines we no longer intended to pursue.

Effective December 1, 2005, we sold substantially all of the assets and the operations of our subsidiary in France, as well as our Australian subsidiary to a subsidiary of Duons Systèmes (Duons) of Paris, France. With this transaction, we effectively disposed of our swing product line and related operations. Per the agreement, the sales price was to range between one euro and € 4 million, based on the performance of the sold businesses for the year ended November 30, 2006. The Company agreed to indemnify Duons should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of € 0.8 million. An agreement was reached with Duons and the actual outcome resulted in zero amounts payable.

On March 27, 2006, we completed a multi-year agreement to outsource our manufacturing operations. This will enable us to focus on our core activities of designing, developing and deploying advanced wireless technologies. By partnering with an experienced and advanced manufacturing organization, we are able to streamline our product cost structure, reduce our exposure to fluctuations in manufacturing volumes and continue to provide world-class wireless access solutions to our customers around the world.

On February 1, 2007, we announced the sale of the shares of our Chilean subsidiary, CTR (Telecommunications Service Provider segment) to Chile.com, an integrated telecom service provider. As part of this transaction, we have been fully released from all our obligations with respect to CTR, including liabilities for loans to CTR amounting to approximately US$28 million for which we were guaranteeing up to US$12 million. While this transaction did not produce net cash proceeds, it reduced our debt and is another important step in our plan to strengthen our financial position and focus on our WiMAX strategy.

On April 12, 2007, we entered into a binding agreement for the sale of our property and building in Montréal (Québec) to a Toronto-based real estate investment firm for proceeds of approximately $8.6 million. We also signed a leaseback agreement for a portion of the property, which will continue to serve as our head office. The leaseback agreement has an initial term of 10 years, with renewals available at our option.

On April 16, 2007, we announced an internal reorganization that centralized activities in its Montréal (Canada) offices, reduced costs through the elimination of approximately 75 positions, and initiated the discontinuation of certain unprofitable legacy product lines.

Financial
On May 19, 2005, we executed a term sheet setting forth the key steps of our financial restructuring and entered into definitive agreements with entities that held or exercised control or direction over an aggregate of approximately $54.3 million, or 76.49%, of the outstanding principal amount of our 8.15% debentures, who subsequently became holders of our 10% convertible debentures. We also entered into additional agreements with the CTR lenders. These agreements establish the framework key elements of the financial aspect of the restructuring. The first phase of the restructuring, completed on May 20, 2005, included the provision to the Company under the credit facility of up to US$39.6 million, and the restructuring of the terms of the loans to CTR by the CTR lenders.

The second phase of the restructuring, completed on August 24, 2005, involved the exchange of outstanding 8.15% debentures for new 10% redeemable secured convertible debentures (convertible debentures). As contemplated under the restructuring, certain changes were made to our board of directors. Concurrent with the completion of the debenture exchange, six members of the board of directors resigned, while four persons were appointed to fill the vacancies created by these resignations. In addition, the terms of the unexchanged 8.15% debentures were amended to, among other things, extend their maturity to coincide with the maturity date of the convertible debentures.

Pursuant to the terms of an amendment agreement dated May 19, 2005, the CTR lenders agreed to restructure the repayment schedule of their $34.4 million  (US$29.5 million) loan and to postpone the maturity of the loans until May 17, 2008. The interest rate was at LIBOR plus 4.5%, and an additional 1% per year, payable at maturity, which, at December 31, 2006 is included in long-term debt in the amount of $0.5 million. Up until the sale of CTR, SR Telecom continued to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12 million. This guarantee was secured against SR Telecom’s assets, ranked pari passu with the convertible debentures and was subordinate to the security for the credit facility. As part of the agreement, the guarantee could be reduced over time to the extent that SR Telecom made payments to the CTR lenders on account of principal. SR Telecom also agreed to provide certain management, technical, inventory and other support to CTR. As a result of the sale of CTR on February 1, 2007, the CTR long-term debt obligations have been assumed by the purchaser and thus, the Company will not be required to make any payments for such liabilities.

On November 30, 2005, $10 million principal amount of the convertible debentures and accrued interest payable in kind were converted on a pro rata basis among all holders of convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the convertible debentures held approximately 72.9% of the then outstanding common shares.

On February 2, 2006, we completed a $50.0 million private placement of our common shares with key lenders and shareholders and converted approximately $61.8 million principal amount of convertible debentures plus interest paid in kind into common shares. On February 27, 2006, we completed the private placement of an additional $4.3 million in common shares and converted approximately $4.5 million principal amount of the convertible debentures plus interest paid in kind into common shares.

On December 16, 2006, we obtained a $20.0 million convertible term loan from a syndicate of lenders comprised of the Company’s shareholders. The convertible term loan has a five-year term and is secured by the Company’s assets, subordinate only to the existing credit facility.

On February 14, 2007 we announced the redemption of our remaining outstanding 10% convertible debentures due October 15, 2011. The debentures were redeemed on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued and unpaid interest to the redemption date. Debenture holders were also provided the option to convert all or a portion of the outstanding principal amount of debentures that they held, together with accrued and unpaid interest, into common shares at an effective amended rate of $0.15 per common share. We completed the redemption process on March 6, 2007; debenture holders representing $2.0 million principal amount of debentures elected to convert their holdings into a total of 13,181,651 common shares. In addition, the Company redeemed the remaining $0.7 million principal amount of debentures.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

B.  BUSINESS OVERVIEW

Our core business is the design and delivery of Broadband Wireless Access (BWA) products and the services related to network planning and maintenance. Our specific focus is on the emerging WiMAX industry, where we believe our experience and expertise will allow us to play an important role as the market continues to mature. Our customers are located in more than 120 countries worldwide, where they use our technologies to deliver voice, data, and Internet services to their subscribers. For a complete description of our core business, refer to the section entitled “Broadband Wireless Access Business” below.

Up until the sale announced on February 1, 2007, we also provided local telephone service, payphone service, and Internet access to subscribers in rural and urban areas of Chile through our majority-owned subsidiary, CTR. For a description of these operations, refer to the section entitled “Telecommunications Service Provider Business - CTR”.

BROADBAND WIRELESS ACCESS BUSINESS

We design, deliver and plan standards-based (WiMAX) broadband wireless access systems that carriers / service providers use to connect telephone, Internet and data users to a telephone exchange or data access point. We also provide services, including: project management; network planning, design and installation; technical support and training; system maintenance and upgrades.

Typically, governments allocate particular radio frequencies for wireless access services to either promote competition or to encourage delivery of services in underserved regions. Our products support the frequencies commonly allocated for broadband access and rural access networks, which helps our customers gain government approval for their use. For our key customers, we may also adapt to their requirements by developing specific frequencies for them.

Most of our sales are international, with an installed base of more than 2 million lines in over 120 countries worldwide. Our primary customers include incumbent local exchange carriers, competitive local exchange carriers, and wireless Internet service providers. We have also sold to private operators of telecommunications systems and operators of Supervisory Control And Data Acquisition (SCADA) systems.

Our current products and services provide a wide range of applications, such as:

-
Voice and high-speed data services to residential end-users in suburban or urban areas, in cases where the service provider prefers a fixed broadband access solution for economic or competitive reasons.

-	High-quality voice, high-speed data and Internet access for small and medium-sized businesses in urban areas.
-	Data networks for wireless Internet service providers that deliver broadband, wireless Internet access to suburban and rural communities.
-
Affordable telecommunications services for rural and isolated regions where traditional copper telephony wiring is not cost effective due to large distances, difficult terrain, and other considerations.

-	Connectivity for private voice and data networks owned by specific users, such as government agencies, industrial enterprises and specialized carriers.
-	Communication networks for SCADA systems that monitor large industrial installations (such as pipelines and electric power transmission lines) and provide internal voice and data communications.

	Percent of Revenues
Product	Year Ended December 31, 2006	One Month Period Ended December 31, 2005	Eleven Month Period Ended November 30, 2005	Year Ended December 31, 2004
symmetry	48%(1)	34%(1)	28%(1)	20%(1)
SR500 and SR500ip	10%	26%	21%	28%
Airstar	9%	6%	14%	18%
(1)	together with its predecessor product, angel

SYMMETRY

symmetry is suitable for operators providing carrier-class voice and broadband data services in suburban and urban areas for residential users, small and medium-sized enterprises (SME), small office and home office (SOHO) users, and WISPs. We launched symmetry in November 2004.

As the BWA industry makes the transition from proprietary to standardized technologies and from a small to a large network focus, carriers are adopting widely different deployment strategies. Whether a carrier chooses to immediately launch their wireless networks to benefit from advanced WiMAX capabilities or prefers to gradually introduce next-generation technologies to upgrade existing services, a carrier’s success relies heavily on the technology partner it chooses.

A key ingredient carriers seek is experience with WiMAX technology and the reliability, scalability and manageability that comes with that experience.

Based on five generations of OFDM product innovation, SR Telecom’s symmetry solution addresses the deployment strategies of all carriers by empowering them to choose their own path to WiMAX. Our symmetryONE, symmetryMX and symmetryMXe airlinks provide field-proven, stable, and mature licensed NLOS solutions that carriers can easily tailor to match their own WiMAX initiatives. In addition, our suite of fully integrated, carrier-class network management tools offers carriers extensive visibility, debug and control capabilities for real-time performance monitoring and analysis.

Whether a carrier needs a traditional BWA “Pay as You Grow” network or a dense, cellular-type BWA network, the design objectives remain the same: to maximize service accessibility and optimize the use of available spectrum while reducing the overall network cost. SR Telecom’s symmetry solution is designed to meet and exceed these carrier expectations by integrating advanced OFDM technologies into a field-proven platform that optimizes network performances (equipment, spectrum) in a highly efficient, cost-effective way.

To match customer requirements, we market symmetry in three distinct configurations:

symmetryONE (proprietary OFDM solution)

A proprietary OFDM based solution for carriers who want to immediately exploit today’s advanced broadband wireless voice and data.

symmetryMX  (fixed WiMAX)

For carriers looking to immediately deploy the full spectrum of WiMAX 802.16dcapabilities, the symmetryMX airlink combines OFDM modulation techniques with key advanced WiMAX features to deliver toll-quality voice and broadband data at price points suitable for enterprise, commercial and residential business models.

symmetryMXe (mobile WiMAX)

Offering extended range over a large suite of applications, symmetryMXe is a complete 802.16e compliant WiMAX solution offering superior performance and features across all WiMAX core elements.

DISCONTINUED PRODUCTS

Following a comprehensive review of our business in 2006, we are focussing all of our resources on the development, delivery and deployment of our symmetry WiMAX solutions. In early 2007, we announced our intention to sell our SR500 and airstar product lines. The following discussion provides a historical view of these products, which we sold during the last three fiscal years.

SR500 AND SR500IP

SR500 was developed by us and introduced to the market in 1987. The system offers a single wireless platform for the distribution of voice and data services. The SR500 achieved considerable market success as a rural communications system.

The SR500 system was used primarily by service providers to provide rural telephone networks. A significant secondary application of SR500 was with industrial organizations, such as gas pipeline companies, who used the same SR500 technology to deploy private voice and data networks. Additionally, service providers and private operators used the SR500 to deploy long-range, national data networks.

The SR500 was deployed in a point-to-multipoint, line-of-sight configuration. The SR500 central station, repeaters and outstations provide wireless connectivity to the local telephone switch. In a typical SR500 rural application, the physical distance from the user’s phone to the exchange was between ten and several hundred kilometres. Repeaters extended service to sites that were beyond the base station’s line-of-site due to distance or obstructions. In most cases, the final link from the outstation to the user’s telephone were made by wire. The SR500 was based on traditional circuit-switched, time-division-multiplex technology. It was available in the 1.3 to 2.7 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

The SR500 system could also be configured to serve the SME market linking business customers to a service provider’s point of presence to provide integrated voice and data services. The SME version of the SR500 offered bandwidth-on-demand in the 3.5 GHz and 10.5 GHz bands. Operators could provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access.

SR500ip was the evolution of the SR500 to an Internet-Protocol-based, wireless-access platform that was suitable for distributing service to large numbers of voice and broadband Internet subscribers. SR500ip was developed by SR Telecom and introduced to the market in 2004. The first systems became operational in the second half of 2004.

The SR500ip was intended primarily for ILECs worldwide, who had mandates to offer both voice and broadband Internet service in rural and remote areas. SR500ip enabled operators to offer residential, small business, and institutional users carrier-class voice services, payphone service, dial-up Internet access, and asymmetric digital subscriber line (ADSL) for access to the Internet at higher speeds.

Like the SR500, the SR500ip was deployed in a point-to-multipoint, line-of-sight configuration that connected users to the local telephone switch or data exchange using wireless base stations, network repeater nodes and network terminal nodes. In a typical SR500ip rural application, the physical distance from the user’s phone to the exchange was between ten and several hundred kilometres. Repeaters connected sites that were beyond the base station’s line-of-sight. The SR500ip only supported copper loop subscriber interfaces, such that in all cases, the final link from the outstation to the user’s telephone was by wire. The SR500ip airlink was a hybrid of circuit-switched and packet-switched technology. The circuit-switched portion of the airlink delivered carrier-class voice services, while the packet-switched portion was suitable for carrying ADSL connections. The SR500ip was available in the 1.5 GHz, 2.4 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

AIRSTAR

Launched in 1998 by Netro, airstar was installed in over forty countries worldwide, and had an impressive track record of performance and reliability. The system could simultaneously transport video, voice and data at exceptionally high rates, such that it is an alternative to optical fibre in many applications.

airstar was used primarily by incumbent and competitive local operators to provide metropolitan data networks, such as IP LANs. Mobile operators and other carriers use airstar to connect second-generation (2G) and third-generation (3G) mobile base stations to the core mobile network. Some operators used airstar to interconnect a PBX (switch) to the public switched telecommunications network (PSTN). As well, service providers used airstar to offer video, voice and data services (including Frame Relay, Ethernet LAN and ATM) to enterprise customers.

airstar was deployed in a point-to-multipoint configuration using line-of-sight technology. The airstar base station and customer premises equipment (CPE) provide wireless connectivity to a nearby data node, such as an ATM switch. In a typical airstar metropolitan application, the maximum distance from the customer premises to the data node was between three and ten kilometres. An airstar network was typically deployed in a cellular configuration, using multiple adjacent base stations to achieve the capacity and citywide coverage that operators require. The system was based on ATM cell-switching technology that allowed it to carry any type of traffic while offering quality of services guarantees. airstar was available in the 3.5 GHz, 10.5 GHz, 26 GHz, and 28 GHz frequency bands.

RESEARCH AND DEVELOPMENT

As at June 15, 2007, we had a full-time staff of 109 engineers and technicians dedicated to research and development of our WiMAX solutions. We believe that good product planning combined with the experience, expertise, talent, and tenacity of our R&D team will ensure the successful execution of our mid- and long-term development plans and the completion of mission-critical deliverables.

We believe that members of our R&D team possess extensive expertise with core wireless technologies including significant expertise derived from real-world deployments of this core wireless technology. The core technology includes: NLOS airlink; OFDMA physical layer; adaptive modulation; closed-loop power control; sub-channeling; diversity; channel equalization; forward error correction; delay compensation; telephony and broadband data MAC; automatic repeat request (ARQ); sliding window with SREQ; QoS; dynamic channel allocation; traffic shaping; integrated grades of service; integrated telephony (VOCODING, fax/modem/caller ID relay, echo cancellation, and frame erasure concealment); voice and broadband data networking; and powerful network management system tools (distributed, multi-tier applications that enable operators to effectively measure and tune their networks).

We believe that the members of our R&D team have the necessary resources to properly develop, evolve, maintain, and test new features and product releases.

Members of the R&D team regularly participate in customer field trials for new product introductions and in the scheduled maintenance of commercial deployments. Keeping the R&D team involved with customer deployments facilitates the expeditious resolution of technical issues and provides a vital feedback mechanism for future innovation.

In recognition that standardization is a rapidly growing trend in BWA markets, members of our R&D team are active in key international standards bodies, including:

-	IEEE:Institute of Electrical and Electronics Engineers
-	WiMAX Forum:Worldwide Interoperability for Microwave Access
-	ETSI:European Telecom Standards Institute
-	TEMIC:Telecommunications Executive Management Institute of Canada
-	WCAI:Wireless Communications Association International

Our product roadmap has been defined in close collaboration with internal sales & product marketing functions, feedback from major accounts and customers, industry analysis, engagement with key suppliers within the WiMAX ecosystem, existing and perspective partners, and competitive analysis. We believe that we are well placed to address the market demands of our targeted customer base as the WiMAX market develops.

R&D expenditures are expensed in the year in which they occur; R&D expenditures for the periods indicated are as follows:

	Year ended	One-month period ended	Eleven-month period ended	Year ended
	Dec 31,	Dec 31,	Nov 30,	Dec 31,
	2006	2005	2005	2004
	(in thousands of dollars)
Gross expenditure	17,238	1,129	13,094	36,453
Reduction of investment tax credits	4,616	-	8,534	(4,181)
Government grants and investment tax credits	(900)	(139)	(1,018)	(2,113)
Net expense	20,954	990	20,610	30,159

SERVICES

To better serve our customers worldwide, we offer a full range of services that help them select, plan, commission, operate and maintain trouble-free networks. These services include:

-	Network design and RF planning
-	Around-the-clock technical support
-	Customer call-tracking
-	On-site preventative maintenance
-	On-site system recovery and troubleshooting
-	Certified technical experts
-	Emergency replacement service
-	Regional repair centres
-	Training

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

SALES AND MARKETING

We employ a professional sales force to sell our equipment and services directly to operators and service providers, often in conjunction with local representatives and/or distributors. In addition, we sell our equipment through equipment resellers and network integrators.

Our marketing team provides direction to our research and development organization to ensure the product feature set matches market/customer requirements, and drives product cost reduction programs to ensure solutions meet market demands. With the marketing communications team, the marketing team defines feature/benefit propositions to communicate the value of our solutions to current and potential customers.

Depending on the customer and project, sales are made on a variety of terms. Our most common terms include: payments due upon completion of milestones for turnkey projects, monthly invoices as products are delivered or services are rendered, and payments secured by letters of credit.

A typical sales cycle for a first-time major customer may take several years and includes activities such as:

-	Preliminary marketing visits;
-	Technical seminars provided by SR Telecom to the customer’s staff;
-	Visits by the customer to our facilities;
-	Analysis of the customer’s needs;
-	Preparation of a request for tender by the customer;
-	Response to a customer’s tender (often competitive) by SR Telecom; and
-	Contract negotiations.

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

A majority of our sales are repeat orders from customers who have purchased our products in the past. We believe that this is a fundamental characteristic of our business.  Our list of current customers includes many of the top wireline and wireless carriers in the world, with some relationships that have been in place for more than 25 years.  The WiMAX standard has fuelled a resurgent interest in broadband wireless technologies as well as a corresponding increase in the level of interest in new wireless deployments.  We have a long history with many carriers planning new WiMAX networks that we believe can be leveraged for these new potential projects.

We provide project management and installation services to execute the larger, more complex projects that are contracted to us. We can take on projects virtually anywhere in the world, either independently or through our associated contractors and partners.

We place a high priority on maintaining good relations with our customers and providing a high level of service after sales.  Whenever warranted, we open regional sales, service or project offices in strategic locations around the world to provide our customers with sales and technical support, as well as to develop new markets. Our worldwide office locations include France, Mexico, the Philippines, Thailand and the United States.

Wireless revenue by geographic location of our customers is as follows for the periods indicated:

	Revenue (in 000's)				Percent of Wireless Revenue
	Twelve months ended Dec. 31,	One month ended Dec. 31,	Eleven months ended Nov. 30,	Twelve months ended Dec. 31,	Twelve months ended Dec. 31,	One month ended Dec. 31,	Eleven months ended Nov. 30,	Twelve months ended Dec. 31,
	2006	2005	2005	2004	2006	2005	2005	2004

Europe, Middle East and Africa	21,583	240	20,662	25,094	32%	4%	40%	31%
Asia	9,906	1,144	5,523	31,521	14%	20%	11%	39%
Latin America	32,923	4,113	18,865	9,608	48%	73%	37%	12%
Other	3,855	141	6,292	14,267	6%	3%	12%	18%
	68,267	5,638	51,342	80,490	100%	100%	100%	100%

CUSTOMERS

The broadband wireless environment is constantly evolving for carriers worldwide. SR Telecom is in a unique position to understand this evolution, because for 25 years carriers worldwide have been entrusting us to help them build their core networks and carry mission-critical applications. Our technological innovations are aimed at addressing evolving customer needs, and we believe these innovations set us apart in design and performance requirements and position us as a leading supplier for advanced broadband solutions.

Our systems have been purchased for use in over 120 countries and serve almost 2 million subscriber lines.

The following shows external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated.

	Revenue (in 000's)				Percent of Revenue
	Twelve months ended Dec. 31,	One month ended Dec. 31,	Eleven months ended Nov. 30,	Twelve months ended Dec. 31,	Twelve months ended Dec. 31,	One month ended Dec. 31,	Eleven months ended Nov. 30,	Twelve months ended Dec. 31,
	2006	2005	2005	2004	2006	2005	2005	2004

Siemens S.A.	12,812	-	10,953	-	15%	-	16%	-
Techtel LMDS Comunicaciones	10,844	1,999	-	-	12%	27%	-	-
Axtel S.A. de C.V.	16,632	-	-	-	19%	-	-	-
RTS (2003) Company Ltd.	-	964	-	-	-	13%	-	-
Telefonos de Mexico, S.A. de C.V.	-	1,385	9,857	-	-	19%	14%	-
	40,288	4,348	20,810	-	46%	59%	30%	0%

Our WiMAX products address the needs of six distinct types of customers:

1)
Incumbent local exchange carriers (ILEC). Our products for telephony are installed primarily, but not exclusively, in areas where tele-density (the number of phone lines per hundred population) is low. Our symmetry platform is designed to meet the IP broadband needs (voice and data) of local exchange carriers in slightly more dense deployments, as would be found in suburban areas and larger rural towns.

2)
Competitive local exchange carriers (CLEC). This group offers competitive voice and data services in both developing and developed countries. The symmetry platform addresses this market, which is characterized by the need for small and medium-sized business applications; such as, high-speed, leased-line data, LAN-to-LAN connections, and high-quality voice, fax and Internet connections.

3)
Wireless Internet Service Providers (WISP). These customers provide end-users in rural, suburban and urban areas, with high-speed connection to the Internet. Our symmetry platform is used to deliver high-speed Internet access to users in suburban, urban and rural areas.

4)
Mobile telecommunications networks. As WiMAX technology further develops, an increasing number of carriers will seek to offer broadband services with limited or full mobility. ; Our symmetryMXe product specifically addresses this market segment.

5)
Owners of private telecommunications networks. This group of customers includes energy-generating companies (electricity and gas), pipeline operators (oil and gas), resource companies (mining and exploration), and industrial and service organizations with scattered facilities. These organizations, generally spread out over wide geographical areas, require highly reliable voice and data communications to control crucial factors of their operations. The symmetry platform is gaining traction as the market begins to realize the efficiency, reliability, and flexibility that WiMAX technology offers.

6)
Mobile backhauling. These customers are mobile service providers. The symmetryMX product family is used for mobile backhaul, which is connecting mobile base stations to the core telecommunications network. symmetryMX is well suited for this application as it provides a high-capacity airlink and is more cost-effective than the traditional wireline and point-to-point wireless backhaul infrastructure typically used by mobile operators. symmetryMX’s functionality makes it an efficient and reliable solution for backhauling both second-generation (2G) and third-generation (3G) mobile networks.

Our products require the use of certain radio frequencies that are generally licensed by governmental agencies to the carrier. The vast majority of our products are designed to use frequencies that governments have previously allocated to its customers, which minimizes the need to seek additional governmental approvals. Governments typically allocate these radio frequencies to promote competition or to support the provision of telephony services in underserved regions.

COMPETITION

There are three main methods for delivering voice service, broadband data service, and mobile backhaul capabilities that compete with our wireless solutions:

1)
Traditional wire-line methods, that connect telephone and data subscribers using pole lines with open wire or overhead cable, buried cable or fibre optic, and electronic systems designed to enhance these methods. The choice between our systems or one of these other methods is generally determined by an engineering and economic feasibility study performed by the customer.

2)
Other wireless methods, such as cellular mobile radio systems and point-to-point wireless systems. These systems typically offer a lower data rate than our products. Point-to-point wireless systems can be used to backhaul mobile networks or to provide broadband data connectivity to large enterprises. However they are neither as economical nor as easy to manage as a point-to-multipoint topology as used in our products.

3)	Satellite-based systems, which are used to provide telephone and data services to some extremely remote locations where terrestrial facilities would clearly be far too expensive or impractical.

We compete for contracts in the following market segments:

Universal access: In the universal access market, our point-to-multipoint, fixed-wireless solutions compete with wire-based solutions, mobile solutions, and other long-range access solutions. We compete with wire-based product vendors and cellular vendors, such as Ericsson, Nokia-Siemens and Huawei.

Enterprise access: In the enterprise access market, our wireless solutions compete with wire-based solutions, such as fibre optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios.  We compete against large OEMs, such as Motorola, Alcatel-Lucent, Nokia-Siemens, and with smaller wireless-only companies, such as Alvarion and AirSpan.

Residential and small business access: In the residential and small business access market, wireless solutions compete with wire-based solutions, such as DSL and cable modems. We also compete with broadband wireless access vendors, such as Alvarion, and AirSpan.

Mobile infrastructure: The mobile market requires an infrastructure to connect cellular base stations to the core telecommunications network. In this market, our wireless solutions compete with wire-based solutions such as leased T1 and E1 lines and wireless solutions such as point-to-point radios.  We compete with large OEMs, such as Alcatel-Lucent, Ericsson, Nokia-Siemens, and with smaller wireless companies like Dragonwave.

Private networks: In the private networks market, industrial companies require support for voice and data services as well as support for SCADA. In this market, our principal competition comes from fibre or point-to-point microwave solutions. Most of the technologies we compete with are not intended for mobile backhaul, rural telecommunications or local private networks, whereas our products are specifically designed for these market segments.

EMERGING TECHNOLOGIES AS COMPETITION

Technology Status
Current cellular technologies: 1xEVDO, HSPA+	Have already won today’s mobile-broadband segment, but are not up to the task of providing wireline-equivalent service, and are not focused on the BWA spectrum bands.
Future cellular technology: Long-Term Evolution (LTE)	LTE is a few years behind WiMAX but with similar capabilities. Its benefit and its weakness is that it will leverage the current infrastructure.
Other technologies: TD-CDMA, 802.20, WiFi	No longer a threat. The high-tech standards have failed to gain enough momentum to be serious, and WiFi is already beginning to run up against serious design issues for wide-area deployments.
Proprietary technologies	Will be successful in backhaul, and for some niche markets. WiMAX will eventually start to encroach on both of these as it matures, much as mobility crippled the fixed-cellular industry.

We believe that we have several advantages over our competitors. We have an established, 25-year track record with companies all over the world, and our established customer base encourages repeat business. SR Telecom was the first to commercially deploy an OFDM-based network. We are continuously building upon our decade of research and development in the NLOS technologies of the WiMAX standard, including antenna diversity, space-time coding, ARQ and sub-channelization. Our efforts have resulted in a feature-rich, robust product portfolio that can be tailored to address a carrier’s specific service requirements.

Our experience in deploying advanced OFDM technologies in carrier networks worldwide has enabled us to compile extensive real-world network performance data from over one hundred thousand active subscribers. These unique abilities provide us a deep understanding of the intricacies of building stable, high-performance wireless networks; from environmental and geographical considerations, to carrier requirements and subscriber needs. Our comprehensive knowledge of all aspects related to deploying wireless technologies in the real world ensures the network deployment produces the highest quality service, with the best coverage possible to support our customers’ business initiatives.

REGULATORY ENVIRONMENT

Our products may require standardization in accordance with established government regulations in the countries to which we export. The standardization process varies from country to country. In some countries the products must pass a formal set of tests and examinations performed by an accredited laboratory in that country; elsewhere, there may be no standardization requirement at all. Working with these different procedures and obtaining appropriate standardization is part of the normal course of our business.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights.

We presently have numerous issued US patents, with additional applications in process. Several related patents have also been granted and patent applications filed in other countries.

Notwithstanding our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws provide limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as US or Canadian laws. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult; litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

TELECOMMUNICATIONS SERVICE PROVIDER BUSINESS - CTR

In 1995, we identified a new business opportunity to provide local telephone service and Internet access in a large area of Chile that is predominantly rural and was without fixed phone service. The former state-owned local phone company, Cia. Telefonos de Chile had a monopoly on local and long distance service until 1994. Since deregulation, competition had increased significantly in the highly populated areas such as Santiago; however, the vast rural regions remained underserved. CTR was created to address this opportunity, and is currently managed by a team of Canadian and Chilean personnel. Until its sale in February 2007, CTR was also supervised by SR Telecom.

CTR contributed revenue as follows (in thousands of CDN$):

	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year-ended December 31, 2004
Revenue	19,188	1,734	17,670	18,584

Since 1996, CTR has been awarded 53 concessions to provide service in Chile’s rural areas. These concessions allow for an exclusive right of coverage over a 30-year period in the 370 to 380 MHz, 1.5 GHz, and 2.4 GHz radio bands. The concessions were awarded through the Fondo de Desarrollo de las Telecomunicaciones (FDT) of the Ministry of Transport and Telecommunications. In return for these concessions, which included a subsidy from the government, CTR committed to providing public telephone service for a 10-year minimum period at locations specified by the Ministry of Transport and Telecommunications. These concessions will terminate between 2006 and 2010. At the beginning of 2006, CTR was granted a concession for data transmission through all regions of Chile.

At the end of 2006, CTR had a combined total of 33,896 lines in service, comprised of commercial and pre-paid payphone, residential, commercial and institutional subscribers as well as Internet access, prepaid cards, and dedicated data services, (including voice mail, toll-free, 800 numbering and alarm services) in rural and urban areas.

Other than as stated above, the concessions are non-exclusive in that others are free to apply for similar concessions; however, there is no assurance for any applicant that spectrum will be available. A number of other carriers, including Cia. de Telefonos de Chile (CTC Telefonica) and Telefonica del Sur, offer telephone service in larger localities of these regions, using mainly conventional wire and cable technology. The cellular network in Chile represents, by far, CTR’s strongest competition.

The capital required by CTR for completion of its network was initially provided by equity investments and corporate loans from SR Telecom. Export Development Canada (EDC), a Canadian governmental agency, and the Inter-American Development Bank (IADB) of Washington also provided term debt financing; as of December 31, 2006, a principal amount of US$28.0 million was outstanding. IADB and EDC were provided with a US$12 million recourse against SR Telecom under certain circumstances.

On June 30, 2001, Rural Telecommunications Chile S.A. (RTC), an indirect wholly-owned subsidiary of CTR, acquired network assets from Gilat-To-Home Chile S.A. in exchange for 13% of CTR’s total issued and outstanding common shares. As a result of failing to meet certain performance requirements contained in the asset purchase agreement, Gilat-To-Home Chile S.A.’s (“Gilat”) shareholding in CTR decreased steadily to reach 0.0%. In April 2006, we received confirmation from Gilat that they agreed that their shareholding in CTR had decreased to nil and that all issued and outstanding common shares of CTR held by Gilat were forfeited. In August 2006, RTC became a wholly-owned subsidiary of CTR.

As a result of the above, fifty-five public telephone concessions and one data transmission concession were transferred from Gilat-To-Home Chile to RTC. These telephone concessions include or cover nearly all of the country’s territory and will be in force, in favour of RTC, for 30 years. The terms of all payphone concessions run from 2007 until 2011.

In 2004, CTR successfully completed negotiations for the right to use the 2.3 GHz frequency band from Subtel. CTR then deployed the angel product (now symmetry) in urban centres within its existing service regions to provide high-speed Internet services as well as carrier class voice services, utilizing the excess capacity in its existing network infrastructure. As at December 31, 2006, 7,789 urban private lines and high-speed Internet connection have been deployed.

On February 1, 2007, SR Telecom announced the sale of CTR to Chile.com, an integrated telecom service provider. As part of this transaction, SR Telecom has been fully released from all of its obligations related to CTR, including liabilities for loans to CTR amounting to approximately US$28, million for which SR Telecom was guaranteeing up to US$12 million.

C.  ORGANIZATIONAL STRUCTURE

Except as described below, our business is conducted directly or indirectly through wholly-owned subsidiaries.

The following chart summarizes our organizational structure and percentage ownership of each subsidiary as at December 31, 2006. This chart is a simplification and omits certain holding companies and non-material subsidiaries.

D.    PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2006, we owned a modern 125,000 sq. ft. building located on 332,000 sq. ft. of land in Montréal, Québec, Canada, that serves as our head office. In April 2007, the Company closed the sale of the property for gross proceeds of $8.6 million. The Company leased back a significant portion of the sold property for a term of 10 years at a rate of approximately $0.6 million per year. The facility includes research and development and offices used for receiving, system testing and shipping of the products we sell.

We also have leases for buildings and land for our sales and services offices worldwide, located in the United States, France, Mexico, Thailand, Philippines, and Chile.  We do not believe that any of these leases are material to our operations or represent material financial obligations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SR Telecom Management’s Discussion and Analysis (MD&A) of Financial Condition and Results of Operations

THE YEAR AT A GLANCE

2006 was an extremely difficult year for SR Telecom as it struggled to rid itself of the remains of legacy restructuring initiatives, cope with the resulting disruptions to operations, finances and customer service while still carving a niche in the WiMAX market.

Financial results for 2006 may be disappointing, yet the Company remains optimistic about its growth potential for 2007 and beyond, as the WiMAX industry matures and commercial deployments increase. The Company made steady progress, while slower than anticipated, on several fronts:

Strengthened financial footing
▪
The Company significantly de-leveraged its balance sheet in Q1 2006 through a private placement and the concurrent conversion of the vast majority of its 10% convertible debentures into common shares. In March 2007, the Company completed the redemption of the remaining $2.7 million balance of convertible debentures, including accrued but unpaid interest, a move that streamlined SR Telecom’s financial structure through the elimination of second ranking creditors and freed up approximately $4.7 million in restricted cash from its balance sheet.

▪	In December 2006, the Company sought and obtained $20.0 million in new financing from a syndicate of lenders comprised of shareholders of the Company.
▪
In February 2007, the Company announced the sale of its telecommunications service provider subsidiary in Chile, Comunicacion y Telefonia Rural (CTR ). This transaction fully released the Company from all of its obligations with respect to CTR, including liabilities regarding loans amounting to approximately US$28.0 million; it also simplified the Company’s financial structure.

▪
On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

Defined and implemented a new business plan
▪
The Company appointed a new permanent chief executive officer (CEO) and chief financial officer (CFO) in Q2 2006. The new leadership team fully evaluated all aspects of the organization and took decisive action to realign the business to focus on two key ingredients for future success: delivering WiMAX products and creating a contract manufacturing process that is seamless, transparent and efficient.

▪
Following the comprehensive evaluation initiated by the new CEO and the new CFO, in April 2007 the Company announced an internal reorganization that centralized activities in its Montréal (Canada) offices and reduced costs. Part of this reorganization included the discontinuation and sale of certain unprofitable legacy product lines; an initiative intended to better align cost structure with revenue potential. The sales process began in earnest in April and is ongoing.

Focused on core activities
▪
In Q1 2006, the Company outsourced manufacturing activities to increase its cost competitiveness; this transition was completed for the most part in the second quarter. The supply chain was re-established allowing for higher deliveries in the year ended December 31, 2006 compared to the same period in 2005.

▪
Nonetheless, contract-manufacturing issues had a strong negative impact on overall results throughout the year. In addition to mitigating transitional issues with existing contract manufacturers, management took action to de-risk manufacturing by broadening its supply source, thereby improving process efficiency with its manufacturing partners:

1	In December 2006, it reached an agreement with a new contract manufacturer to manufacture CPEs

2	In March 2007, it entered into discussions with a tier-1 contract manufacturer for its WiMAX product suite

3	In May 2007, it signed a three-year WIMAX manufacture and supply agreement with Taiwan-based Microelectronics Technology (MTI)

▪	The Company received WiMAX Forum certification of its symmetrymx solution, marking a pivotal step towards executing the plan to deploy WiMAX technology.

Renewed customer relationships
▪
While product development and delivery delays have put strain on customer relationships, the Company has made efforts to establish open lines of communication to address customer concerns. In addition, the Company’s suite of WiMAX solutions continues to attract new customer enquiries and field trials are currently underway with a number of telecommunications service providers around the world.

Management's Discussion and Analysis
This Management Discussions and Analysis of financial position and results of operations comments on SR Telecom’s operations, performance and financial condition for the periods ended December 31, 2006, 2005 and 2004 and should be read in conjunction with the Company’s consolidated financial statements for the periods then ended. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars. The principles of Canadian

GAAP used in the preparation of our financial statements for the years ended December 31, 2006, 2005 and 2004 defer in certain material respects with U.S. GAAP, as disclosed in note 31 to the consolidated financial statements for the years ended December 31, 2006, 2005, and 2004.

All tabular amounts in this MD&A are in thousands of Canadian dollars, except where otherwise noted. This MD&A was prepared in accordance with Canadian generally accepted accounting principles (GAAP) and should be read in conjunction with SR Telecom’s annual audited consolidated financial statements. You will find more information about SR Telecom, including SR Telecom Inc.’s annual information form, dated July 3, 2007 on SR Telecom Inc.’s website at www.srtelecom.com and on SEDAR at www.sedar.com .

ABOUT FORWARD LOOKING STATEMENTS

The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this MD&A describe the Company’s expectations on July 3, 2007.

A statement is considered forward-looking when it makes a statement about the future based on what is known and expected today. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

These statements are based on certain assumptions and analyses management makes in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risk factors discussed in this MD&A.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements even if new information becomes available.

In the forward-looking statements contained in this MD&A, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” elsewhere in this MD&A and in the Company’s management’s discussion and analysis for the year ended December 31, 2006 and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com.

GOING CONCERN ASSUMPTION

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the year ended December 31, 2006, the Company incurred a net loss of $115.6 million ($9.4 million for the month ended December 31, 2005 and $81.8 million for the eleven months ended November 30, 2005) and used cash of $45.2 million ($7.1 million for the month ended December 31, 2005 and $48.0 million for the eleven months ended November 30, 2005) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 12). As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and focus on its WiMAX strategy.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

FRESH START ACCOUNTING

On November 30, 2005, the Company completed a conversion of $10.0 million in principal amount of the Company’s 10% convertible redeemable secured debentures due October 15, 2011 (convertible debentures) and accrued interest payable in kind into common shares pursuant to the terms of the convertible debentures.  The conversion was completed on a pro-rata basis among all holders of convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of convertible debentures held approximately 72.9% of the then outstanding common shares. Because of this conversion, there was a substantial realignment of the interests in the Company between creditors and shareholders that, under Canadian Generally Accepted Accounting Principles (GAAP), required the adoption of fresh start accounting. Fresh start accounting required the Company to classify the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. The comprehensive revaluation of assets and liabilities was done based on this enterprise value. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting. The December 31, 2005 financial results we analyze comprise one month of post-fresh start accounting and eleven months of pre-fresh start accounting. The financial results for Q4 2005 comprise one month of post-fresh start accounting and two months of pre-fresh start accounting. The aggregated twelve-month financials and three-month financials represent non-GAAP measures that are used to facilitate the evaluation of the Company’s performance between periods. These non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

The following table summarizes the adjustments recorded to implement the fresh start basis of accounting:
($ thousands)	Prior to the adoption of fresh start accounting November 30, 2005	Fresh start adjustments	Notes	After adjustments December 1, 2005

Assets
Current assets	86,727	585	(i)	87,312
Property, plant and equipment	77,581	(18,623)	(ii)	58,958
Intangible assets	3,668	38,946	(iii)	42,614
Investment tax credits	4,616	-		4,616
Other assets	2,467	-		2,467
	175,059	20,908		195,967

Liabilities
Current liabilities	75,553	-		75,553
Long-term credit facility	47,551	-		47,551
Long-term liability	1,752	-		1,752
Long-term debt	488	-		488
Convertible redeemable secured debentures	40,261	(274)	(v)	39,987
	165,605	(274)		165,331

Shareholders’ equity
Capital stock	219,653	10,274	(v)	229,927
Warrants	13,029	(13,029)	(iv)	-
Equity component of convertible redeemable secured debentures	37,851	(10,000)	(v)	27,851
Contributed surplus	1,247	(1,247)	(iv)	-
Deficit pre-fresh start accounting	(262,326)	35,184	(vi)	(227,142)
	9,454	21,182		30,636

	175,059	20,908		195,967

(i)
The revaluation resulted in an increase in current assets, mainly reflecting work in process and finished goods inventory. The work in process fair value was determined using management’s best estimate of selling price less cost to sell and cost to complete. The finished goods inventory fair value was determined using management’s best estimate of selling price less cost to sell.

(ii)
The revaluation resulted in a net decrease in property, plant and equipment. This decrease related primarily to the property, plant and equipment of the Company’s then subsidiary CTR. $26.0 million of the decrease was the result of management’s best estimate of CTR’s fair value as a whole and the allocation of this fair value to its assets and liabilities. The property, plant and equipment in the wireless business segment were valued based on fair market value in continued use of the assets. This valuation resulted in a $7.4 million increase in the value of the assets.

(iii)
The revaluation resulted in the Company assigning a value to its technology, using the relief-from-royalties method, calculated using projections management developed. As well, as part of the revaluation, a value was attributed to customer relationships based on the related revenue and cash flows the Company expects these customers to generate; this value was also determined using projections management developed.

(iv)	The value of contributed surplus and warrants was determined to be nil at the revaluation date. This value was determined using the Black-Scholes option-pricing model.
(v)
Pursuant to the terms of the convertible debentures, $10.0 million principal amount, plus accrued interest, classified in equity at the issuance date, was reclassified to capital stock upon conversion to common shares.

(vi)	The adjustment reflects the increase in net assets of the Company as a result of the revaluation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Consolidated balance sheets	December 31, 2006	December 31, 2005	December 1, 2005

Total assets	150,553	187,551	195,967
Long-term financial liabilities (including current portion)	100,554	129,498	128,647
Total liabilities	139,620	166,203	165,331
Capital stock	352,174	230,086	229,927
Shareholders' equity	10,933	21,348	30,636

Consolidated statements of operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	87,455	7,372	69,012	76,384	99,074
Restructuring, asset impairment and other charges	31,515	-	17,200	17,200	7,701
Operating loss from continuing operations	(101,362)	(2,532)	(64,308)	(66,840)	(58,036)
Loss from continuing operations	(116,415)	(5,160)	(77,007)	(82,167)	(76,942)
Earnings (loss) from discontinued operations	788	(4,221)	(4,758)	(8,979)	(9,192)
Net loss	(115,627)	(9,381)	(81,765)	(91,146)	(86,134)

Basic and diluted
Loss per share from continuing operations (in dollars)	(0.17)	(0.08)	(4.34)	(3.77)	(4.62)
Loss per share from discontinued operations (in dollars)	-	(0.06)	(0.27)	(0.41)	(0.55)
Net loss per share (in dollars)	(0.17)	(0.14)	(4.61)	(4.18)	(5.17)

Weighted average number of common shares outstanding (in thousands)	671,478	65,386	17,752	21,797	16,661
Dividends per common share (in dollars)	-	-	-	-	-

Discontinued operations

In 2005, SR Telecom sold substantially all of the assets and operations of its subsidiary in France and its Australian subsidiary to a subsidiary of Duons Systèmes (Duons) in Paris, France. With this transaction, which took effect on December 1, 2005, the Company effectively disposed of its Swing product line and related operations.

The sale price was established on November 30, 2006, determined based on the performance of the sold businesses for the year then ended. Pursuant to the agreement, the sale price was to range between €1 and €4 million. SR Telecom and its French subsidiary agreed to indemnify Duons, up to a maximum of €0.8 million, should the sold businesses realize a loss in the year ended November 30, 2006. As of the third quarter of 2006, management estimated that the sold businesses would generate a loss in excess of  €0.8 million and as a result, recorded a provision of $1.1 million (€ 0.8 million) in Q3 2006. However, following negotiations with Duons, an agreement was reached resulting in no amount being payable. The provision recorded in Q3 2006 was reversed in Q4 2006.

As part of the sale transaction, the Company recorded the following charges in the one month ended December 31, 2005 as part of discontinued operations: a write-down of $0.4 million of the remaining fixed assets of its France subsidiary that were deemed to have no future use as well as a write-off of $0.6 million for the remaining Swing-related inventory not taken by Duons, which the Company estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of its French subsidiary, the Company redirected the remaining operations of the subsidiary to act as a sales office for other products. The Company entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease and to find premises more suited to its needs; an agreement was reached in March 2006. The Company accrued as part of discontinued operations the settlement of the lease termination as at December 31, 2005 for $1.5 million (€1.1 million) in the one month ended December 31, 2005. The Company vacated the premises in April 2006.

The results of operations and the cash flows of the Swing product line are presented in the consolidated financial statements as discontinued operations. Prior to the sale, Swing product line operations were presented as part of the wireless business segment. Wireless segment results expressed in this MD&A do not include these discontinued operations and are presented on a continuing operations basis.

Results of discontinued operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	-	254	13,918	14,172	24,862
Loss on disposal of discontinued operations	-	(1,761)	-	(1,761)	-
Pre-tax earnings (loss) from discontinued operations	788	(4,221)	(4,583)	(8,804)	(7,741)
Earnings (loss) from discontinued operations	788	(4,221)	(4,758)	(8,979)	(9,192)

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement with Duons that provides for royalty payments based on revenues earned on specific contracts transferred to Duons. During the year ended December 31, 2006, the Company earned royalties of $0.8 million.

Cash flows from discontinued operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Cash flows (used in) provided by operating activities	-	(2,115)	7,791	5,676	841
Cash flows provided by (used in) investing activities	-	762	(8)	754	(125)
(Decrease) increase in cash and cash equivalents from discontinued operations	-	(1,353)	7,783	6,430	716

Net Assets of discontinued operations	As at December 31, 2006	As at December 31, 2005	As at December 1, 2006

Accounts receivable, net	-	5,809	5,235
Inventory	-	-	1,019
Other	-	250	880
Current assets	-	6,059	7,134

Property, plant and equipment, net	-	53	1,385

Accounts payable and accrued liabilities	-	(8,365)	(7,621)
Customer advances	-	(75)	(362)
Current liabilities	-	(8,440)	(7,983)

Net (liabilities) assets of discontinued operations	-	(2,328)	536

SEGMENTED ANALYSIS

As at December 31, 2006, SR Telecom operated in two business segments; as a supplier of wireless telecommunications products and as a telecommunications service provider.

WIRELESS TELECOMMUNICATIONS PRODUCTS SEGMENT
Results analysis for the years ended December 31, 2006, 2005 and 2004

From continuing operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	68,267	5,638	51,342	56,980	80,490
Cost of revenue	69,351	4,773	42,639	47,412	55,894
Gross profit (loss)	(1,084)	865	8,703	9,568	24,596
Gross profit (loss) percentage	(2%)	15%	17%	17%	31%
Agent Commissions	903	61	1,660	1,721	4,724
Selling, general and administrative expenses	50,796	2,634	31,791	34,425	39,802
Research and development expenses, net	20,954	990	20,610	21,600	30,319
Restructuring, asset impairment and other charges	24,313	-	16,878	16,878	7,701
Operating loss from continuing operations	(98,050)	(2,820)	(62,236)	(65,056)	(57,950)
Finance charges, net	11,184	2,014	14,230	16,244	5,341
Income tax expense (recovery)	736	23	(109)	(86)	12,610
Loss from continuing operations	(109,285)	(5,146)	(73,190)	(78,336)	(67,933)

Revenue
SR Telecom’s revenue reflects revenue generated from the sale of equipment and services. Equipment revenue rose by 22.8% to reach $62.4 million in 2006 compared to $50.8 million in 2005. This increase resulted from the production ramp-up following financing the Company obtained from a private placement in February 2006. However, long lead times in procurement continued to have a negative impact on results throughout the year. 2006 revenue results also reflect the impact of late delivery penalties totalling $5.7 million, recorded as a reduction of revenue, which were the combined result of three key factors: an implementation ramp-up with one contract manufacturer, capacity constraints at a second contract manufacturer and transitional difficulties with supply chain management. These issues approached resolution late in the year, and the Company progressed with plans for a number of equipment field trials around the world.

Service revenue is generated from the sale of a variety of services, including site surveys, repairs, installation and project management. Service revenue in 2006 declined slightly to $5.9 million from $6.2 million recorded in 2005, reflecting the Company’s overall focus on equipment sales.

Comparing 2005 and 2004 results, equipment revenue in 2005 decreased to $50.8 million from $67.6 million in 2004, primarily as a result of longer-than-anticipated delays in finalizing the credit facility; reduced supplier credit and production slow-downs, including timing issues related to the delivery of equipment; and an overall decrease in sales volumes.

The 2005 service revenue decline to $6.2 million from $12.9 million in 2004 can be attributed to service revenue realized on projects in their final stages in 2004, particularly, long-term projects in Asia and Africa which were not replicated in 2005. Also, during the first half of 2005, there were delays in securing purchase orders under large-frame contracts that the Company had in place with long-standing customers.

Revenue by geographic region
Revenue from continuing operations by geographic region, based on the location of the Company’s customers, is as follows for the periods indicated.

	Revenue					Percent of wireless revenue

	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004
Europe, Middle East and Africa	21,583	240	20,662	20,902	25,094	32%	4%	40%	37%	31%
Asia	9,906	1,144	5,523	6,667	31,521	14%	20%	11%	12%	39%
Latin America	32,923	4,113	18,865	22,978	9,608	48%	73%	37%	40%	12%
Other	3,855	141	6,292	6,433	14,267	6%	3%	12%	11%	18%
	68,267	5,638	51,342	56,980	80,490	100%	100%	100%	100%	100%

Wireless revenue in 2006 saw an overall increase across all of SR Telecom’s main sales regions: Latin America, Asia, Europe, Middle East and Africa. The largest gain, both in dollar terms and as a percentage of wireless revenue, was in Latin America. The continued realization of large projects in Mexico and Argentina resulted in a significant increase in revenue to $32.9 million from $23.0 million in 2005.

Revenue in Asia grew to $9.9 million in 2006 compared with 2005, when it realized $6.7 million, primarily due to higher equipment sales in the region and a new service contract in Bangladesh.

Revenue in Europe, Middle East and Africa also increased in dollar terms, increasing from $20.9 million in 2005 to $21.6 million in 2006, but declined as a percentage of wireless revenue from 37% in 2005 to 32% in 2006. The increase in dollar terms is primarily attributable to the continued realization of a large project in Spain.

In 2005, revenue in Latin America in dollar terms increased substantially to $23.0 million from $9.6 million in 2004, primarily due to the realization of the first phase of a project in Mexico and equipment supply contract in Argentina. Revenue in Asia decreased in dollar terms and as a percentage of wireless revenue to $6.7 million in 2005 from $31.5 million in 2004. The decrease in revenue in Asia was largely attributable to higher sales in Thailand in 2004 that were not replicated in 2005. Revenue in Europe, Middle East and Africa decreased to $20.9 million in 2005 from $25.1 million in 2004, largely attributable to lower equipment sales, and was offset by a major project in Spain.

Gross profit

(expressed as a percentage of revenue)	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	100%	100%	100%	100%	100%
Cost of revenue	102%	85%	83%	83%	69%
Gross profit	(2%)	15%	17%	17%	31%

Gross profit is calculated by subtracting the cost of revenue from total revenue. With respect to equipment, cost of revenue consists of manufacturing, material, labour, manufacturing overhead, warranty reserves, inventory impairment charges and other direct product costs. With respect to service, cost of revenue consists of labour, materials, travel, telephone, vehicles and other items that are directly related to the revenue recognized.

The principal drivers of fluctuations in gross margins are revenue levels as well as the product and customer sales mix. Gross profit as a percentage of revenue decreased to negative 2% in 2006 from 17% in 2005 and 31% in 2004. Late delivery penalties of $5.7 million and variations in the sales mix, including the increase in sales of lower margin Customer Premises Equipment (CPE), had a significant impact on gross profits recorded in 2006. Late deliveries also resulted in significant inventory impairment charges arising from customers cancelling current orders for which inventory had already been purchased.

In dollar terms, equipment gross profit decreased to negative $2.2 million in 2006 from $6.4 million in 2005. Results in 2006 reflect the impact of $5.7 million in late delivery penalties, which were the combined result of an implementation ramp-up with one contract manufacturer, capacity constraints at a second contract manufacturer, transition efficiency difficulties with supply chain management, previously discussed $10.1 million write down of inventory due to customer cancellations, and a detailed review of inventory requirements based on the expected sale of legacy product lines. These were partially offset by higher sales volumes.

Service gross profits decreased to $1.1 million in 2006 from $3.2 million in 2005, primarily due to the shift to project services from repair services; repair services typically generate higher margins.

Gross profit decreased to 17% in 2005 from 31% in 2004. Equipment gross profit in dollar and percentage terms decreased to $6.4 million or 13% in 2005 from $20.4 million or 30% in 2004. The decrease in gross profit in dollar and percentage terms is due in part to a $3.5 million write down of raw material inventory, the revaluation of work-in-process and finished goods inventory upon adoption of fresh-start accounting, low production levels and delays associated with restarting the Company’s supply chain as well as variations in the sales mix with increased lower margin product sales.

Service gross profit as a percentage increased to 52% in 2005 from 33% in 2004, which was largely attributable to higher margins realized on service contracts in general. Higher margins realized on the sale of supply inventory were partially offset by reduced volumes.

Agent commissions
SR Telecom uses a network of third party representatives, or agents, who act on behalf of the Company’s international sales organization in countries where maintaining a permanent presence is not justified or where local customs and practices require the use of local parties. Agent commissions are payments SR Telecom makes to these representatives. The Company complies with the Foreign Corrupt Practices Act of the United States when entering into third party or agent agreements.

Agent commissions as a percentage of revenue decreased to 1%, or $0.9 million, in 2006 from 3%, or $1.7 million, in 2005, and 6%, or $4.7 million in 2004. The decrease in 2006 is due to a change in sales mix and less dependence on local representatives; in 2005, it is commensurate with the decrease in revenue recognized from large turnkey contracts, which traditionally had higher commissions.

Sales, general and administrative expenses
Sales, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, communications, sales, human resources, finance, depreciation and amortization, executive and management and professional service fees and expenses.

SG&A expenses rose by $16.4 million to $50.8 million in 2006 from $34.4 million in 2005. In 2006, SG&A expenses included higher depreciation and amortization expense of $7.2 million, resulting from an increase in the value of technology and customer relationship assets following the adoption of fresh start accounting. In addition, the issuance of 2,769,576 common shares to the Company’s interim president and chief executive officer at the time resulted in an additional $1.8 million in compensation expense, including all applicable taxes in 2006. The remainder of the increase is mostly attributable to an increase in stock-based compensation expense, increases in the Company’s provision for litigation matters as a result of management’s revised estimates of litigation outcomes, increased performance and retention bonuses and increased amounts for professional services relating to business realignment activities.

SG&A expenses decreased to $34.4 million in 2005 from $40.0 million in 2004, primarily due to the savings associated with the restructuring implemented in 2004 and 2005; and partially offset by a $3.7 million increase in the Company’s provision for doubtful accounts relating to Teleco de Haiti/MCI.

Research and development expenses, net of investment tax credits
Research and development expenses comprise compensation, software development tools, depreciation, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products net of refundable provincial government investment tax credits. The Company has focused its research and development activities on a WiMAX-enabled suite of products.

Research and development expenses decreased to $21.0 million in 2006, down $0.6 million from $21.6 million in 2005. In December 2006, the Company determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amounts of $4.6 million for 2006 and $8.5 million for 2005 would be realized within their remaining life. The Company therefore recorded a reduction of these amounts, which resulted in a corresponding charge to the statement of operations. Were we to eliminate the effect of these adjustments, research and development expenses would have been $16.4 million in 2006 and $13.1 million in 2005. As such, the $3.3 million increase in research and development expenses in 2006 over 2005 is mainly attributable to the ramp-up of the Company’s WiMAX research and development plan.

Research and development expenses in 2004 amounted to $30.2 million. The $17.1 million decrease in research and development expenses from 2004 to 2005, when excluding the effect of the 2005 adjustment noted above, was primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004.

Restructuring, asset impairment and other charges
In 2006, the Company incurred restructuring charges of $24.3 million compared to $16.9 million in 2005 and $7.7 million in 2004.

The 2006 wireless results include a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge of $5.4 million for intangible assets and an impairment charge of $2.3 million for property, plant and equipment. These charges result from management’s continued restructuring activities, including the realignment of the business on performing products. As a result, inventory, property, plant and equipment and intangible assets directly related to products that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. Intangible assets, comprised of customer relationships, were written down to their estimated fair value determined based on the present value of related estimated future cash flows. Property, plant and equipment were written down to their estimated fair value based on the estimated sale price for such assets.

Restructuring charges in 2006 also include $1.3 million of severance and termination benefits related to the Company’s ongoing efforts to reduce its cost structure. In total, 74 employees were terminated of which 61 were affected by the Company’s decision to outsource manufacturing operations of its non-WiMAX products. Pursuant to this decision, the Company agreed to sell certain manufacturing assets with a carrying value of $1.7 million to its contract manufacturer for $0.4 million. The sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million that was recorded in Q1 2006.

In addition, in 2006, $0.1 million was accrued for a reduction in expected sublease revenue related to a Montréal (Québec) facility that was vacated in late 2005.

In 2005, restructuring charges of $3.0 million were accrued for severance and termination benefits relating to the termination of 95 employees.  In addition, the Company decided that it would discontinue certain products, no longer support prior versions of certain products and changed its approach to repairs. As a result, the Company wrote down inventory by $16.6 million to its estimated net realizable value, comprised mostly of raw materials and repair stock. The inventory affected was located primarily in Canada and France. The inventory write down related to France in the amount of $2.8 million is included in discontinued operations. Furthermore, in 2005, $0.1 million was accrued for lease charges related to a Montreal manufacturing facility that was vacated in November 2005.

In 2004, restructuring charges of $7.7 million were incurred for severance and termination benefits, write-off of specific inventory and deferred charges, accrued lease charges and operating costs related to the US facilities in Washington as well as losses on the sale of redundant assets. These activities were undertaken by the Company to reduce its cost structure. In total, 45 employees were terminated and management decided that it would no longer pursue the development and sale of its Stride 2400 product line.

Finance charges
Finance charges amounted to $11.2 million in 2006, a decrease of $5.0 million when compared to finance charges of $16.2 million in 2005. This decline is attributable to lower interest expense on outstanding 8.15% senior unsecured debentures and 10% convertible redeemable secured debentures as, with the exchange of the majority of 8.15% debentures to 10% debentures in mid-2005 and with the substantial conversions of 10% convertible debentures in late 2005 and early 2006, debenture debt levels were significantly reduced. In addition, $4.4 million of costs incurred in connection with the exchange in 2005 of the 8.15% debentures into 10% convertible debentures consisting mainly of legal, accounting, broker, dealer and agent fees did not repeat themselves in 2006. These decreases were partially offset by higher interest expense relating to the long-term credit facility, which was fully drawn in the fourth quarter of 2005 thereby generating interest expense for a full year in 2006 as opposed to only a full quarter in 2005.

Finance charges in 2004 amounted to $5.3 million and were primarily related to interest expense on the 8.15% senior unsecured debentures.

Foreign exchange
The Company incurred a foreign exchange gain of $0.7 million in 2006 compared to a gain of $0.2 million in 2005 and a loss of $0.1 million in 2004. The Company’s trade receivables and payables are primarily denominated in US dollars and Euros. The Company also has other liabilities denominated in US dollars and Euros as well as US-dollar denominated debt. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared with the Canadian dollar.

Income taxes
Income tax expense amounted to $0.7 million in 2006 compared to an income tax recovery of $0.1 million in 2005. In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign tax authorities. Such examinations may result in future tax and interest assessments. The Company has received notice of assessments from foreign governments for sales taxes and income taxes, has reviewed these assessments and determined the likely amounts to be paid. As such, an income tax accrual of $0.7 million was recorded in 2006. Tax adjustments explain the tax recovery in 2005.

Income tax expense in 2004 amounted to $12.6 million and resulted from management's determination that an increase in the valuation allowance for future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Company.

Backlog
Backlog at the end of 2006 stood at $45.4 million, the majority of which is expected to be delivered in the next two quarters. This figure is up from $28.2 million at the end of 2005 and $9.5 million at the end of 2004. The Company’s current backlog is comprised of multiple short-term orders that turn over quickly and includes purchase orders received for committed deliveries.

As of May 31, 2007, backlog stood at $25.8 million, the majority of which is expected to be delivered by the end of the third quarter of 2007.

WIRELESS TELECOMMUNICATIONS PRODUCTS SEGMENT

Results analysis for the quarters ended December 31, 2006, and 2005

From continuing operations
	2006				2005
	Q4	Q3	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1

Revenue	17,853	16,431	14,818	19,165	5,638	4,677	10,315	27,872	9,580	9,213
Cost of revenue	25,433	13,521	15,345	15,052	4,773	7,736	12,509	18,811	7,829	8,263
Gross profit (loss)	(7,580)	2,910	(527)	4,113	865	(3,059)	(2,194)	9,061	1,751	950
Gross profit (loss) percentage	(42%)	18%	(4%)	21%	15%	(65%)	(21%)	33%	18%	10%
Operating loss from continuing operations	(27,310)	(41,543)	(17,661)	(11,536)	(2,820)	(21,696)	(24,516)	(6,953)	(22,930)	(10,657)
Loss from continuing operations	(31,293)	(45,179)	(18,562)	(14,251)	(5,146)	(21,614)	(26,760)	(14,151)	(24,879)	(12,546)

Revenue
The fourth quarter of 2006 saw equipment revenue almost double to $16.5 million from $8.7 million in the fourth quarter of 2005. While the Company faced many issues with contract manufacturing and its supply chain management throughout 2006, outsourcing issues have been coming to a resolution. As such, sales volumes increased, despite late delivery penalties of $2.0 million incurred in the fourth quarter of 2006. Service revenue remained relatively flat at $1.4 million in the fourth quarter of 2006 compared to $1.6 million in the fourth quarter of 2005.

Revenue by geographic region
Three months ended December 31,	Revenue		Percent of wireless revenue
	2006	2005	2006	2005
Europe, Middle East and Africa	7,053	1,784	40%	17%
Asia	2,182	1,900	12%	18%
Latin America	7,475	6,169	42%	60%
Other	1,143	462	6%	5%
	17,853	10,315	100%	100%

Wireless revenue increased across all of SR Telecom’s main sales regions in the fourth quarter of 2006 compared to the fourth quarter of 2005. The largest increase was in Europe, the Middle East and Africa, which benefited from the ongoing realization of a major project in Spain. Latin America remained one of the most active regions both in dollar terms and as a percentage of revenue, due mainly to ongoing projects in Mexico and Argentina.

Gross profit
(Expressed as a percentage of revenue)	Three months ended December 31,
	2006	2005

Revenue	100%	100%
Cost of revenue	142%	121%
Gross profit	(42%)	(21%)

Gross profit as a percentage of revenue decreased to negative 42% in the fourth quarter of 2006 from negative 21% in the fourth quarter of 2005. In dollar terms, gross profit in the fourth quarter of 2006 was negative $7.6 million compared to negative $2.2 million in the same quarter last year.

Equipment gross margin decreased to negative $8.3 million in the fourth quarter of 2006 from negative $2.7 million in the fourth quarter of 2005 due to the impact of $2.0 million in late delivery penalties, a $10.1 million write down of inventory, and offset by higher sales volumes. The negative gross margin in the fourth quarter of 2005 was a function of a $3.5 million write-down of raw materials, the revaluation of work-in-process and finished goods inventory upon adoption of fresh-start accounting as well as lower sales volume.

Service gross margin increased from $0.5 million in the fourth quarter of 2005 to $0.7 million in the fourth quarter of 2006, also due to higher sales volumes.

Sales, general and administrative expenses
SG&A expenses decreased to $9.4 million in the fourth quarter of 2006 from $9.7 million in the fourth quarter of 2005. The SG&A decrease is primarily the result of a $2.3 million reversal of the bad debt provision in the fourth quarter of 2006, as the Company had reached a settlement with Telecom de Haiti/MCI in March 2007. This was offset by a higher depreciation expense related to an increase in the value of technology and customer relationship assets following the adoption of fresh start accounting as well as an increase in stock-based compensation expense.

Research and development expenses, net of investment tax credits
Research and development expenses increased by $0.2 million to $9.9 million in the fourth quarter of 2006, from $9.7 million in the fourth quarter of 2005. In December 2006, the Company recorded adjustments in the amount of $4.6 million for 2006 and $8.5 million for 2005 for income tax credits receivable that would not be realized within their remaining life. Were we to eliminate the effect of these adjustments, research and development expenses would have been $5.3 million in Q4 2006 and $1.2 million in Q4 2005. As such, this $4.1 million increase is due to the ramp-up of the Company’s WiMAX research and development plan in 2006..

Finance charges
Finance charges were $3.2 million in the fourth quarter of 2006, a decrease of $1.6 million when compared to $4.8 million in the fourth quarter of 2005. With the substantial conversions of 10% convertible redeemable secured debentures throughout 2006 the interest on these debentures was significantly lower in the fourth quarter of 2006 than in the fourth quarter of 2005.

TELECOMMUNICATIONS SERVICE PROVIDER SEGMENT

Results analysis for the years ended December 31, 2006, 2005 and 2004
Comunicacion y Telefonia Rural (CTR) is a telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

On February 1, 2007, the Company announced the closing of the sale of its Chilean subsidiary, CTR, to Chile.com, an integrated telecommunications service provider. As part of this transaction, the Company has been released from all of its obligations with respect to CTR, including liabilities regarding loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. While this transaction did not produce net cash proceeds, it reduced the Company’s debt levels and is another important step in the Company’s plan to strengthen its financial position and focus on its WiMAX strategy.

The results of operations and cash flows of CTR did not qualify for presentation as discontinued operations in 2006 as CTR only became available for sale in its present condition in 2007. Beginning February 1, 2007, the comparative results of operations and the cash flows of CTR will be presented in the financial statements as discontinued operations.

	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Net revenue	19,188	1,734	17,670	19,404	18,584
Operating expenses	15,298	1,446	19,462	20,908	18,670
Operating (loss) income	(3,312)	288	(2,114)	(1,826)	(86)
Loss from continuing operations	(7,130)	(14)	(3,817)	(3,831)	(9,009)

Net revenue
CTR’s net revenue decreased slightly to $19.2 million in 2006 from $19.4 million in 2005. Net revenue in Chilean peso terms remained stable at 9.0 billion pesos in both 2006 and 2005. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR. Lower traffic in rural areas due to the growth of cellular services and competition was partially offset by lower traffic costs.

Comparing 2005 and 2004 revenue, CTR’s net revenue increased from $18.6 million in 2004 to $19.4 million in 2005. Net revenue in Chilean peso terms amounted to 9.0 billion pesos in 2005 compared to 8.7 billion pesos in 2004. The increase was attributable to new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the expansion of urban telecommunications service to several cities in Chile (urban initiative) in 2005.

Operating expenses
Operating expenses consist of employee compensation costs, travel and related expenses, as well as wire support and maintenance, professional fees and expenses.

Operating expenses decreased to $15.3 million in 2006 from $20.9 million in 2005. In Chilean peso terms, operating expenses stood at 7.3 billion pesos in 2006 compared to 9.2 billion pesos in 2005. This reflects the positive impact of cost containment initiatives as well as a decrease in depreciation expense resulting from the adoption of fresh start accounting on November 30, 2005, which resulted in a decrease in the book value of telecommunications network equipment, and offset by the expansion of the urban initiative.

Operating expenses increased to $20.9 million or 9.2 billion pesos in 2005 from $18.7 million or 8.1 billion pesos in 2004, due to the expansion of the urban wireless telecommunications service in several cities.

Restructuring, asset impairment and other charges
In 2006, CTR incurred restructuring charges of $7.2 million arising from an impairment charge relating to property, plant and equipment. In the third quarter of 2006, in light of performance below par and non-binding purchase offers received, the Company tested for recoverability of CTR’s net assets. The total estimated future cash flows, on an un-discounted basis, were less than the carrying value of the net assets. An impairment loss of $7.2 million was measured as the difference between the fair value based on discounted estimated future cash flows and the carrying value of net assets.

In 2005, CTR incurred restructuring charges of $0.3 million arising from the write-down of certain satellite-related assets. CTR did not incur any restructuring charges in 2004.

Finance charges
Finance charges rose slightly in 2006 to $3.7 million from $3.1 million in 2005. This increase is mainly attributed to higher interest rates, partially offset by reduced debt levels as well as the effect of a decline in the US dollar compared with the Canadian dollar on the US-dollar-denominated interest payments.

In 2005, finance charges increased to $3.1 million from $2.7 million in 2004. The increase was due to professional and legal fees incurred relating to the renegotiation of the CTR loans.

Foreign exchange
The foreign exchange loss of $0.1 million in 2006, compared to the foreign exchange gain of $1.1 million in 2005 and the $2.3 million gain in 2004, reflect the impact of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US-dollar-denominated debt.

TELECOMMUNICATIONS SERVICE PROVIDER SEGMENT
Results analysis for the quarters ended December 31, 2006 and 2005

	2006				2005
	Q4	Q3	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1

Net revenue	4,849	4,646	4,570	5,123	1,734	3,041	4,775	4,776	4,719	5,134
Operating expenses	3,757	3,844	3,772	3,925	1,446	3,326	4,772	5,503	5,908	4,725
Operating income (loss)	1,092	(6,400)	798	1,198	288	(385)	(97)	(819)	(1,260)	350
Net (loss) income	(1,115)	(7,347)	1,165	167	(14)	(687)	(701)	(8)	(2,243)	(879)

Net revenue
CTR’s net revenue remained stable at $4.8 million in the fourth quarter of 2006 compared to the fourth quarter of 2005. Net revenue in Chilean peso terms increased slightly to 2.3 billion pesos in the fourth quarter of 2006 from 2.2 billion pesos in the fourth quarter of 2005, a function of changes in the mix of access charges on tariffs paid to other service providers by CTR.

Operating expenses
Operating expenses decreased to $3.8 million in the fourth quarter of 2006 from $4.8 million in the fourth quarter of 2005. In Chilean peso terms, operating expenses amounted to 1.8 billion pesos in the fourth quarter of 2006 compared to 2.1 billion pesos in the fourth quarter of 2005. Cost containment initiatives further contributed to the decrease in operating expenses.  Expansion of the urban wireless telecommunications service in several cities in Chile slightly increased operating expenses, however, these were more than offset by a decrease in depreciation expense as a result of the adoption of fresh start accounting on November 30, 2005, which resulted in a decrease in the book value of the telecommunications network equipment.

CONSOLIDATED BASIC AND DILUTED LOSS PER SHARE

	2006				2005						2004
Basic and diluted net loss per share	Q4	Q3	Q2	Q1	1 month ended Dec 31	2 months ended Nov 30	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
From continuing operations	(0.04)	(0.07)	(0.02)	(0.03)	(0.08)	(1.21)	(0.90)	(0.80)	(1.54)	(0.76)	(2.28)	(0.26)	(0.86)	(1.19)
From discontinued operations	-	-	-	-	(0.06)	(0.05)	(0.05)	-	(0.20)	(0.02)	(0.10)	0.03	(0.47)	(0.04)
	(0.04)	(0.07)	(0.02)	(0.03)	(0.14)	(1.26)	(0.95)	(0.80)	(1.74)	(0.78)	(2.38)	(0.23)	(1.33)	(1.23)

CONSOLIDATED BALANCE SHEET

Accounts receivable
The short-term accounts receivable balance decreased to $26.9 million as at December 31, 2006 from $33.0 million as at December 31, 2005. This decrease is mostly attributable to the Company’s collection efforts.

Included in accounts receivable as at December 31, 2006 is a balance of US$4.7 million (US$4.7 million as at December 31, 2005) less an allowance for doubtful accounts of US$2.7 million (US$3.2 million as at December 31, 2005) related to an account receivable from Teleco de Haiti. In December 2001, the Company filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to the Company under a Tripartite Agreement between Teleco de Haiti, MCI International and the Company. The agreement provided for the financing of a contract between the Company and Teleco de Haiti pursuant to which the Company was to supply and install certain telecommunications equipment to Teleco de Haiti for US$12.9 million. In the eleven month period ended November 30, 2005, following various proceedings and actions throughout 2002 to 2005, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly, recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million). In the fourth quarter of 2005, the Company came to a settlement with MCI and Teleco de Haiti. The settlement was signed by the Company and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti did not agree to execute the settlement agreement, despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case was returned to litigation and its outcome remained uncertain. Management believed that the most likely outcome would not result in the full recovery of the receivable and accordingly, in the third quarter of 2006, increased its provision for doubtful account for the entire balance outstanding of $5.5 million (US$4.7 million). In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti and received payment in the amount of $2.3 million (US$2.0 million). Accordingly, the provision for doubtful accounts as at December 31, 2006 was adjusted to reflect the settled amount.

Inventory
The inventory balance decreased significantly to $12.0 million as at December 31, 2006 from $30.9 million as at December 31, 2005. The main driver behind this decrease was a $13.9 million inventory write down that was recorded in the third quarter of 2006 to adjust inventory to its net realizable value. This charge resulted from management’s continued restructuring activities, which include the realignment of its business to focus only on performing products. As a result, inventory directly related to products that the Company is either discontinuing or phasing out over time were written down to management’s best estimate of net realizable value. In addition, a $10.1 million write down of excess inventory was recorded in the fourth quarter of 2006 due to customer cancellations of current orders for which inventory was already purchased and a detailed review of inventory requirements based on the expected sale of legacy product lines.

Investment tax credits
Investment tax credits are earned based on eligible research and development expenditures. In December 2006, the Company determined that there was insufficient evidence of reasonable assurance that investment tax credits of $4.6 million would be realized within their remaining life. Accordingly, the Company recorded a reduction of this amount, resulting in a corresponding charge to the statement of operations.

Property, plant and equipment
Property, plant and equipment decreased significantly to $47.9 million as at December 31, 2006 from $58.4 million as at December 31, 2005. The Company recorded an impairment charge of $9.5 million in the third quarter of 2006, consisting of $2.3 million in wireless products segment and $7.2 million in the telecommunications service provider (CTR) segment. The $2.3 million impairment charge in wireless products results from management’s continued restructuring activities, which include the realignment of its business to focus only on performing products. The $7.2 million impairment charge at CTR was recorded in light of performance below par and non-binding purchase offers received.

Intangible assets
Intangible assets decreased significantly to $27.8 million as at December 31, 2006 from $41.9 million as at December 31, 2005. An impairment of $5.4 million was recorded in 2006 to adjust intangible assets to their estimated fair value. This impairment results from management’s continued restructuring activities, which include the realignment of its business to focus only on performing products. As a result, intangible assets comprised of customer relationships directly related to products that the Company is either discontinuing or phasing out over time were written down to their estimated fair value based on the present value of the related estimated future cash flows.

Other assets
Other assets on the balance sheet amounted to $2.8 million as at December 31, 2006 compared to $2.3 million, as at December 31, 2005. These are comprised of costs related to professional fees incurred for the establishment of the credit facility in 2005 and the convertible term loan in 2006.

Accounts payable and accrued liabilities
Trade accounts payable and accrued liabilities increased slightly to $36.0 million as at December 31, 2006 from $35.5 million as at December 31, 2005. The increase is mostly attributable to increased procurement activity in the fourth quarter of 2006, partially offset by the slowing of payments in the fourth quarter of 2005.

Long-term debt and shareholders’ equity

	December 31, 2006	December 31, 2005
	$	$
Lease liability	-	4,197
Credit facility	52,941	47,862
Convertible term loan	10,487	-
Long-term debt (including current and long-term portions)	33,592	35,060
Convertible debentures	1,785	40,630
Other long-term liability	1,749	1,749
Shareholders’ equity	10,933	21,348

Lease liability
The lease liability as at December 31, 2005 primarily related to SR Telecom USA Inc.’s San José, California operating lease, expiring in September 2006, assumed with the acquisition of Netro Corporation on September 4, 2003. As of the second quarter of 2005, the Company stopped making its lease payments and the landlord filed a lawsuit against SR Telecom USA Inc. seeking payment for rent and damages. On January 13, 2006, the Company reached a US$3.6 million settlement including transaction costs for the lease liability claims by the landlord. As at December 31, 2005, the Company recorded a lease liability of $4.2 million (US$3.6 million) reflecting the settlement payable. The Company paid this settlement in the first quarter of 2006.

Credit facility
On May 19, 2005, SR Telecom entered into a US-dollar denominated credit agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of 8.15% debentures and subsequent shareholders of the Company, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Company. The credit facility of US$39.6 million was fully drawn as at December 31, 2006 and December 31, 2005 in the amount of $46.2 million and $46.3 million respectively. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% or the three-month US-dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% or the three-month US-dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the credit facility as at December 31, 2006 and December 31, 2005 in the amount of $6.8 million and $1.7 million respectively. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as it becomes available; and a payout fee at the option of the lenders of either 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the credit agreement (which approximates the market capitalization of the Company), at maturity, payable by issuing debt or equity. All 2% commitment fees were paid upon initial drawdown of the credit facility amounts. The 5% payout fee is included in accrued liabilities as at December 31, 2006 in the amount of $0.6 million (US$0.5 million) and as at December 31, 2005 in the amount of $0.2 million (US$0.2 million).

Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders, comprised of certain of the Company’s shareholders, following an amendment to its previous credit agreement. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US-dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the Company’s option, at a rate equal to the greater of 7.5% or the three-month US-dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon into common shares of the Company at the conversion rate of $0.17 per common share. The financial terms of the convertible term loan include the following: an up-front, 2% commitment fee based on the convertible term loan and a payout fee of 5% of the convertible term loan due at maturity. As at December 31, 2006, the commitment fee of $0.4 million has been paid and $0.02 million has been accrued for the payout fee.

In accordance with Canadian GAAP, the convertible term loan is accounted for on the basis of its substance and is presented in its component parts of debt and equity. The debt component was measured, prior to adjustment, at the issue date as the present value of the cash payments of interest and principal due under the terms of the convertible term loan using a discount rate of 22%, which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The equity component was measured, prior to adjustment, at the issue date using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 0.0%; volatility of 100.0%; risk-free interest rate of 3.9%; and expected life of 5 years. Both components, individually valued as described above, were then adjusted, on a prorated basis, to arrive at each component of the convertible term loan. The debt component is accreted to its face value through a charge to earnings over its term.

As at December 31, 2006, the debt component is $10.5 million, including $0.04 million of accreted interest and interest payable in kind in the amount of $0.1 million, and the equity component is $9.6 million.

Issue costs amounting to $1.4 million have been allocated between the debt and equity components of the convertible term loan: $0.7 million was allocated to the debt component and has been included in deferred costs; and $0.7 million was allocated to the equity component and has been included in deficit.

Long-term debt
Long-term debt includes $0.3 million face value of senior unsecured debentures which weren’t exchanged for convertible debentures in August 2005, $0.2 million of obligations under capital leases and $33.1 million of notes payable issued by CTR.

The majority of long-term debt relates to outstanding notes payable by CTR to Export Development Canada (EDC) and the Inter-American Development Bank (IADB). As at December 31, 2006, principal amount of US$28.0 million (US$29.5 million as at December 31, 2005) was outstanding.

During the second quarter of 2005, SR Telecom and CTR lenders re-negotiated and agreed on payment terms and on extending the maturity of the loan to May 17, 2008. The interest rate was at LIBOR plus 4.5%, plus 1% per year, payable in kind at maturity, which is included in long-term debt in the amount of $0.5 million as at December 31, 2006 ($0.1 million as at December 31, 2005).

The EDC note and IADB notes ranked pari passu and were secured by a pledge of all of the assets of CTR and a pledge of the shares of the intermediate holding companies. The Company guaranteed the performance of CTR’s obligations to lenders up to an amount of US$12.0 million. This guarantee was secured against all assets of SR Telecom and ranked pari passu with convertible debentures and subordinate to the security for the credit facility.

The notes were subject to a number of financial performance and financial position covenants, which were in default as at December 31, 2006. However, the lenders did not take any action on these defaults. In accordance with GAAP, the notes were classified as current liabilities. Covenants under the notes fell into two main categories: financial covenants that required the achievement of specific objectives for current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover; and performance covenants that focused on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

Convertible debentures
In 2005, SR Telecom and its debenture holders entered into an agreement to exchange the then outstanding 8.15% debentures and accrued interest thereon into 10% convertible debentures. At the August 24, 2005 debenture exchange closing, all but face value of $0.3 million of the 8.15% debentures were exchanged for $75.5 million face value of 10% convertible debentures.

10% convertible debentures were convertible into common shares at a rate of 4,606 common shares per $1,000 in principal amount of new convertible debentures, representing a conversion price of approximately $0.217 per common share. Interest on the convertible debentures was payable in cash or in kind by the issuance of additional convertible debentures.  Convertible debentures were secured by a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, and were subordinate to the security of the credit facility.

In conjunction with private placements completed on February 2, 2006 and February 27, 2006, the Company converted approximately $61.8 million and $4.5 million, respectively, of convertible debentures, including accrued interest payable in kind, into 280,881,314 common shares and 20,391,019 common shares, respectively. Other conversions of convertible debentures and accrued interest payable in kind took place throughout the first and second quarters of 2006.

In accordance with Canadian GAAP, the convertible debentures were accounted for in accordance with their substance and were presented in their component parts of debt and equity, measured at their respective fair values. As at December 31, 2006, the debt component is $1.8 million ($40.6 million as at December 31, 2005), including $0.1 million of accreted interest ($0.7 million as at December 31, 2005) and interest payable in kind in the amount of $0.3 million ($2.3 million as at December 31, 2005), and the equity component is $1.0 million ($27.8 million as at December 31, 2005).

In February 2007, the Company announced that it would redeem its outstanding 10% convertible debentures on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued but unpaid interest thereon to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest thereon into common shares at an effective amended rate of $0.15 per common share.

Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest thereon were converted into 13,181,651 common shares. The Company accounted for these conversions as induced early conversions, with the number of shares issued from the conversion being measured at $0.217 per common share, as per the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million is included in financing expenses and incremental conversion costs of $0.9 million will be included in deficit in the first quarter of 2007.

On March 6, 2007, the Company redeemed $0.7 million of convertible debentures and accrued but unpaid interest thereon for $0.8 million. The Company accounted for this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity components of the convertible debentures. The resulting gain of $0.05 million relating to the debt component will be included in financing expenses and the resulting cost of $0.04 million relating to the equity component will be included in deficit in the first quarter of 2007.

As at March 6, 2007, there were no outstanding 10% convertible redeemable secured debentures.

Other long-term liability
As at December 31, 2006 and December 31, 2005, the Company’s long-term liability was $1.7 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation, for a period of six years to 2009, as part of the purchase agreement.

The following table outlines the cash payments with respect to SR Telecom’s contractual cash obligations, prior to the sale of CTR and conversion of convertible debentures:

	2007	2008	2009	2010	2011	Thereafter	Total
Contractual obligations
Senior term loan *	-	-	-	-	-	35,000	35,000
Long-term credit facility *	-	-	-	-	-	52,941	52,941
Convertible term loan *	-	-	-	-	-	20,132	20,132
Long-term debt **	2,426	30,896	-	-	270	-	33,592
Convertible redeemable secured debentures***	-	-	-	-	1,785	-	1,785
Operating lease obligations – Wireless telecommunications products	428	168	65	33	1	1	696
Operating lease obligations – Telecommunications service provider **	3,772	3,473	1,557	132	71	80	9,085
	6,626	34,537	1,622	165	75,200	81	118,231

*	Interest is payable in cash or in kind at the Company’s option. The interest component cannot be determined at this time given that the payable in kind component is at the Company’s option.

**	With the sale of CTR in February 2007, the Company was fully released from all of its obligations, including liabilities for loans to CTR and lease obligations of CTR.

***	With the conversion and redemption of 10% convertible debentures in March 2007, the Company has no further obligations with regard to these debentures.

Capital stock
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
	Issued and outstanding common shares	Capital stock ($ thousands)
Opening balance as at December 31, 2004	17,610,132	219,653
November 30, 2005 mandatory conversion of convertible debentures (a)	47,322,829	10,274
Closing balance as at December 1, 2005	64,932,961	229,927
Conversions of debentures during the fourth quarter of 2005 (a)	734,000	159
Closing balance as at December 31, 2005	65,666,961	230,086
February 2, 2006
Private placement (b)	333,333,333	50,000
Conversion of debentures (b)	280,881,314	61,806
February 27, 2006
Private placement (b)	28,498,302	4,275
Conversion of debentures (b)	20,391,019	4,485
Conversion of debentures during the remainder of the year	1,852,555	414
July 24, 2006 issuance of shares (c)	2,769,576	1,108
Closing balance as at December 31, 2006	733,393,060	351,279

(a)
On November 30, 2005, pursuant to the terms of the convertible debentures, $10.0 million in principal amount of the convertible debentures, and $0.3 million of accrued interest payable in kind thereon were converted into common shares. Other conversions of convertible debentures took place in 2005.

(b)
On February 2, 2006, the Company completed a private placement and converted convertible debentures, including accrued interest payable in kind thereon, into common shares. On February 27, 2006, the Company completed a similar private placement and converted convertible debentures, including interest payable in kind thereon, into common shares. Share issue costs amounted to $1.0 million.

(c)
On July 24, 2006, the Company issued common shares to its former interim president and chief executive officer as per the terms of an agreement. Compensation expense of $1.1 million, as well as $0.7 million for all applicable taxes, was included in selling, general and administrative expenses in 2006.

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan was approved by the shareholders of the Company at the Annual General Meeting of the shareholders held on June 8, 2006. Options are granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over 4 years and expire 7 years from the grant date. All stock options granted to directors under this plan vest over 1 year and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors, but shall not be lower than the greater of the following: (a) the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option; and (b) the average closing price of the common shares on the TSX for the fifteen trading days immediately preceding the option grant date. During the year, 27,435,835 stock options were granted to employees and directors at a weighted average exercise price of $0.32.

In 2006, $1.9 million of compensation expense for awards granted since January 1, 2002 ($0.7 million for the year ended December 31, 2005) was included under SG&A expenses in the consolidated statement of operations.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents
Consolidated cash, including restricted cash, increased to $27.1 million as at December 31, 2006 from $10.2 million as at December 31, 2005. The Company had cash collateral for bonding facilities and security for the convertible debentures totalling $7.8 million as at December 31, 2006 ($0.7 million as at December 31, 2005). Amounts outstanding under these facilities amounted to $2.9 million as at December 31, 2006 ($2.0 million as at December 31, 2005).

Consolidated cash, including restricted cash stood at $14.9 million as of May 31, 2007.

On April 12, 2007, the Company entered into a sale and leaseback agreement regarding its property located in Montréal, Canada for proceeds of approximately $8.6 million.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

Pursuant to the debenture conversions as well as the financing arrangements the Company has entered into, the Company will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Cash flows
Cash flows used in continuing operations amounted to $45.2 million in 2006 compared with $40.9 million in 2005, mainly attributable to an increased loss from continuing operations, offset by fluctuations in non-cash working capital components and in restructuring, asset impairment and other charges.

Cash flows provided by continuing financing activities amounted to $65.9 million in 2006, derived primarily from the private placements issued in February 2006 and the new convertible term loan obtained in December 2006. This compares to cash flows provided by continuing financing activities of $41.4 million in 2005, primarily arising from the issuance of the credit facility in May 2005.

Cash flows used in continuing investing activities amounted to $10.9 million in 2006 compared with $2.0 million in 2005. This increase is mainly attributable to higher levels of restricted cash in 2006.

Capital expenditures
The Company presently has no material commitments for capital expenditures. Wireless property, plant and equipment additions relate to ongoing capital requirements and were $1.6 million in 2006 compared with $1.4 million in 2005. CTR’s property, plant and equipment additions amounted to $2.8 million in 2006 and $2.7 million in 2005. These expenditures related principally to existing network upgrades and enhancements.

Off-balance sheet and banking arrangements
The Company has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Company also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Company’s products. In the Company’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Company agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years to 2009, and to obtain directors and officers insurance in this regard for a period of three years. An amount of $1.7 million has been recorded in this regard and is presented as a long-term liability.

In connection with the issuance of the convertible redeemable secured debentures and convertible loan (collectively the “convertible debt”), the Company entered into a Registration Rights Agreement (the “Agreement”). Pursuant to the terms of the Agreement, the Company is required to cause the common shares issuable or issued pursuant to the terms of the convertible debt, to be registered under the United States Securities Act of 1933 upon request by the holders thereof. In the event that the Company does not comply with the request and other related conditions within the time limits provided in the Agreement, penalties will be payable by the Company at rates ranging from 0.5% to 2% of the common share amounts.

Litigation
The Company has included in its accounts payable and accrued liabilities or income taxes payable, as at December 31, 2006 and as at December 31, 2005, management’s best estimate of the outcome of several litigations, described as follows:

FUTURE COMMUNICATIONS COMPANY (FCC) LITIGATION
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal filed on March 2, 2005 and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision in favour of FCC for an amount of US$1.0 million, plus court fees.

EMPLOYEE-RELATED LITIGATION
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

TAX MATTERS
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes and by Canadian and provincial governments for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. The Company has accrued such amounts in their respective classification on the statement of operations including research and development expenses, income tax expense and selling, general and administration expenses.

GENERAL
From time to time, the Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

Related-party transactions
Most of the credit facility, debentures, Convertible Debentures and convertible term loan interest expense relate to amounts due to current shareholders and the debenture conversions took place with current shareholders. Furthermore, the Company has entered into transactions involving, primarily, professional services with members of its Board of Directors and their affiliated companies. During 2006, the Company entered into a consulting agreement with a former member of its board. The Company continues to pay director fees to its board members. See note 26 to the consolidated financial statements.

ASSUMPTIONS, RISKS, AND UNCERTAINTIES
SR Telecom is subject to several risks and uncertainties that could affect its business, financial condition or results of operations. The risks and uncertainties are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us.   For additional disclosure regarding risk factors, please also refer to the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com

Financial factors
SR Telecom’s operations are by their nature capital-intensive. The Company may therefore require continuing access to financing to fund working capital needs, research and development activities, capital expenditures and other cash requirements, as well as additional development and acquisition opportunities.  There is no guarantee that such continuing access to financing from either existing investors or third parties to fund such working capital needs will be available in the future.

At July 3, 2007, the Company has in excess of $108 million of consolidated debt outstanding comprised principally of the credit facility and the convertible term loan. There is no assurance that the Company will be able to pay interest and principal or to refinance its indebtedness, which will depend upon future performance. Future performance is subject to the success of the business plan, including the Company’s ability to successfully integrate its operations, general economic conditions and financial, competitive, regulatory, labour and other factors, many of which are beyond the Company’s control.  A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce the Company’s flexibility in planning for, or reacting to, changes in our business, or leave us unable to make strategic acquisitions, introduce new products or exploit new business opportunities, and may cause the Company to seek protection from our creditors under applicable bankruptcy, insolvency or other creditor protection legislation or pursue other restructuring alternatives.

The trust indenture and the credit facility contain provisions that limit the Company’s ability and, in some cases, the ability of the Company’s restricted subsidiaries to: 1) pay dividends or make other restricted payments and investments; 2) incur additional indebtedness and issue preferred stock; 3) create liens on assets; 4) merge, consolidate, or sell all or substantially all of the Company’s assets. Events beyond the Company’s control may affect SR Telecom’s ability to comply with many of these restrictions.

Operating results
The Company has incurred losses from operations in its past fiscal years, and it has failed to execute on its prior business plans developed by prior management.  Failure to return to profitability could have a material adverse effect on business and prospects. The ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, to develop new products and features on a timely basis, the market’s acceptance of the Company’s products and the ability to reduce product costs and other costs sufficiently.

External factors
The Company markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. The risk of doing business with customers in such countries, include dealing with the following: 1) trade protection measures and import or export licensing requirements; 2) difficulties in enforcing contracts; 3) difficulties in protecting intellectual property rights; 4) unexpected changes in regulatory requirements; 5) legal uncertainty regarding liability, tax, tariffs and other trade barriers; 6) foreign exchange controls and other currency risks; 7) inflation; 8) government appropriations or subsidies of which the customers are beneficiaries or recipients may be decreased or delayed; 9) challenges to credit and collections; 10) expropriation; 11) government instability, war, riots, insurrections and other political events. The Company attempts to ensure the collection of its revenues through the use of letters of credit and the analysis of the credit worthiness of its customers. However, these measures would likely not cover all losses.

Competition
The inability to develop new products or product features on a timely basis, or if new products or product features fail to achieve market acceptance, the Company’s revenues and revenue growth may be adversely affected. In the past, the Company has experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused it to incur unexpected expenses. Furthermore, in order to compete in additional markets, the Company will have to develop different versions of its existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

The market for wireless access telecommunications equipment is rapidly evolving and highly competitive. Increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect the Company’s business. If the Company cannot reduce the cost of its products enough to keep pace with the required price reductions, then product sales or gross margins, and consequently results of operations, will suffer.

The Company’s inability to implement cost reductions may also have an impact on its ability to compete in the marketplace. For example, cost for contract manufacturing may be largely impacted by the level and volume of orders, which is driven by customers demand. Also, the Company’s contract manufacturers must correctly implement cost reductions that the Company designs into the products; cost projections are based upon assumptions regarding the ability of contract manufacturers to achieve volume-related cost reductions. Some of the Company’s design cost reductions will depend on the emergence of low-cost components that are likely to be developed by third parties. The Company’s product costs will exceed its internal projections to the extent these third parties are unable or unwilling to cooperate in reducing product cost, or their efforts in this regard are not timely.

In addition, the price for wireless telecommunications equipment is driven by the prevailing price for other connection technologies, such as the cost of obtaining digital subscriber line (DSL) service or leasing a T1 connection from the traditional telecommunications service provider in a given locale. The price of these connections has declined significantly in many countries in the recent past, and could decline significantly in the future. If this trend continues, service providers might be more likely to use these kinds of connections than to introduce new technology such as our products, which would adversely affect the Company’s revenues and earnings.

Long sales cycles
The Company’s sales cycles are long and unpredictable. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. As a result, the Company’s revenues may fluctuate from quarter to quarter and it may be unable to adjust its expenses accordingly. This would cause operating results and stock price to fluctuate. In addition, the Company expects that the delays inherent in its sales cycle could raise additional risks of service providers deciding to cancel or change their product plans.

The Company’s sales cycles may cause results to fluctuate from quarter to quarter depending on the timing of purchase orders, the bidding and winning of sales contracts, as well as other factors beyond the Company’s control. The Company markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance and general trend analysis is not an adequate indicator of future performance.

Response to industry’s change of pace
The telecommunications industry is subject to rapid and substantial technological change. The Company may not be able to keep pace with technological developments or developments by other companies that could render its products or technologies non-competitive. Some of these technologies and products could be more effective and less costly than the Company’s, thereby potentially eroding market share.

Product viability
The development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s business plan, future success and profitability. If fixed and/or mobile WiMAX prove to be less commercially viable than currently anticipated, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company may experience significant adverse effects on its liquidity, financial condition and ability to continue operating as a going concern.

Product performance
The Company may be subject to significant liability claims if its products do not work properly. The provisions in the agreements with customers that are intended to limit the Company’s exposure to liability claims may not preclude all potential claims. In addition, insurance policies may not adequately limit its exposure with respect to such claims. Liability claims could require the Company to spend significant time and money in litigation or to pay significant damages, and could seriously damage the Company’s reputation and business.

Outsourcing
On March 27, 2006, the Company announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase competitiveness. The Company also reached an agreement in December 2006 with a new contract manufacturer who began production in early 2007. In Addition, the Company signed a three-year WIMAX manufacture and supply agreement with Taiwan-based Microelectronics Technology (MTI) in May 2007.

As a result, the Company depends on its contract manufacturers to manufacture its products. This reliance on contract manufacturers exposes the Company to significant risks, including risks resulting from: 1) potential lack of manufacturing capacity; 2) limited control over delivery schedules; 3) quality assurance and control; 4) manufacturing production costs; 5) voluntary or involuntary termination of the Company’s relationships with its contract manufacturers; 6) difficulty in, and timeliness of, substituting the Company’s contract manufacturers; and 7) the financial strength of the contract manufacturers. If the operations of the Company’s contract manufacturers are halted, even temporarily, or if they are unable to operate at full capacity for an extended period of time, the Company may experience business interruption, increased costs, loss of goodwill and loss of customers.

The Company’s contract manufacturers rely on the Company’s forecasts of future orders to make purchasing and manufacturing decisions. The Company provides contract manufacturers with forecasts on a regular basis. If a forecast turns out to be inaccurate, it may lead either to excess inventory that would increase the Company’s costs or to a shortage of components that would delay shipment of equipment. In either case, the Company’s business and results may be adversely affected.

Supply chain
Some of the key components to be used in the Company’s products are complex to manufacture and have long lead times. Sole source vendors for which alternative sources are not currently available supply these components. In the event of a reduction or interruption of supply, or degradation in quality, as many as six months could be required before the Company, or its contract manufacturers, could begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and the Company’s revenues and results of operations could suffer. If the Company, or its contract manufacturers, received a smaller allocation of component parts than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could chose to purchase competing products and the Company could lose market share.

Outdated inventory
SR Telecom has acquired and may continue to acquire significant inventory in order to support contractual obligations in relation to discontinued product lines and discontinued components in existing products. If sales of such products or components do not materialize, the Company could end up with inventory levels that are significantly in excess of the Company’s needs, which could increase working capital requirements or cause significant losses.

Litigation
The Company is subject to a number of arbitration disputes and litigations that may adversely affect the operating results and liquidity if these disputes are not favourably resolved. Furthermore, SR Telecom has recorded liabilities including those in connection with its arbitration proceedings, and may involve other obligations not yet known. Estimates of these liabilities have been made, but there can be no assurance that the actual settlement of these liabilities will not differ materially from amounts accrued.

Foreign exchange fluctuations
The Company’s functional currency is the Canadian dollar, while the majority of sales contracts are in other currencies. All foreign operations are classified as integrated with those of SR Telecom for consolidation purposes so that any gains or losses on foreign exchange translation are charged to income in the current year. Fluctuations between currencies will affect the reported values of revenues and eventual collections. While the Company could engage in hedging activities from time to time to protect from fluctuations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

The Company has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Company has limited currency exposure to freely tradable and liquid currencies of first world countries and communities. Foreign currency exposures are evaluated regularly and, where warranted, hedge mechanisms are used to minimize the impact of market fluctuations.

Internal controls
One or more material weakness in the Company’s internal controls over financial reporting could occur or be identified in the future. In addition, because of inherent limitations, the Company’s internal controls over financial reporting may not prevent or detect misstatements, and any projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in condition or that the degree of compliance with the Company’s policies and procedures may deteriorate. If the Company fails to maintain the adequacy of its internal controls, including any failure or difficulty implementing required new or improved controls, the Company’s business and results of operations could be harmed, the Company may not be able to provide reasonable assurance as to its financial results or meet its reporting obligations and there could be a material adverse effect on the price of its shares.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the issuer. They are assisted in this responsibility by the management team. The Company adopted a risk-based approach using the integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to determine its scope. The CEO and CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at December 31, 2006, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

Through the evaluation of the design of its internal controls, the Company has identified certain internal control weaknesses in the financial reporting process. The principal area of internal control deficiency is a lack of sufficient analysis and review in the year end reconciliation of amounts reported in accordance with Canadian GAAP to US GAAP.

The above deficiency is not uncommon to many small companies. While this deficiency could lead to a material misstatement in the financial statements, no such misstatement has occurred. Management has undertaken a review of the internal controls over financial reporting and is currently developing an action plan to remedy the internal control deficiency in 2007.

ACCOUNTING POLICIES

Critical accounting policies and estimates
SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies that require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time.

Going concern assumption
The consolidated financial statements have been prepared on a going-concern basis. The going-concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the year ended December 31, 2006, the Company incurred a net loss of $115.6 million ($9.4 million for the month ended December 31, 2005 and $81.8 million for the eleven months ended November 30, 2005) and used cash of $45.2 million ($7.1 million for the month ended December 31, 2005 and $48.0 million for the eleven months ended November 30, 2005) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 12). As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and focus on its WiMAX strategy.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Revenue recognition
Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom are the US Securities and Exchange Commission’s Staff Accounting Bulletins No. 101 and No.104, Revenue Recognition in Financial Statements (SAB 101 and SAB 104) and the Emerging Issues Committee (EIC) abstracts on revenue recognition: EIC 141 Revenue Recognition and EIC 142 Revenue Arrangements with Multiple Deliverables.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Company determines if the arrangement can be separated amongst its different elements, using guidance under Canadian and US GAAP. That is, (1) the product or service represents a separate earnings process; (2) objective, reliable and verifiable evidence of fair value exists; and (3) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Company recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Company’s products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Company is, pursuant to certain arrangements, subject to late delivery penalties on equipment sales. Penalties are accounted for as a reduction of revenue, when revenue is recognized.

The Company’s customary trade terms include, from time to time, holdbacks on contracts (retainers on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable. Performance of the Company’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Company ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Company’s products are not generally sold through resellers and distributors.

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

Allowance for doubtful accounts
SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, the Company requires the insurance of accounts receivable by an export credit agency or by confirmed irrevocable letters of credit. The Company believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for excess or obsolete inventory
Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first-in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favourable than the Company’s assumptions, additional reserves may be required.

Assessment of impairment of long-lived assets
Long-lived assets, including property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management measures recoverability of assets to be held and used on an ongoing basis by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset and its eventual disposal. If the carrying amount of an assets exceeds its estimated future cash flows, an impairment charge is recognized at the amount by which the carrying amount of the asset exceeds the fair value of the asset in the period incurred. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenues and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on the Company and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

Income tax assets
Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted and the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

Investment tax credits are created from eligible research and development expenditures that can be carried forward to future periods. The Company’s existing credits have a remaining average life of four to 20 years. As of July 1, 2003, the Company ceased the recognition of further federal investment tax credits. The ability to realize the value of investment tax credits is reassessed in light of current and expected results of tax planning strategies. Any reduction in the value of such investment tax credits is recorded in research and development expenses in the statement of operations.

Adoption of new accounting policies

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. This guideline applied to the Company as of January 1, 2005. Adoption of this guideline did not have an impact on the Company’s results of operations or financial position.

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the Company’s results of operation or financial position at the time of adoption.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Company has adopted the transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. The Company applied this provision retroactively, without restatement of prior periods. As a result, opening deficit increased by $0.3 million and contributed surplus was recorded for the same amount at January 1, 2004.

NON-MONETARY TRANSACTION
In June 2005, the CICA issued Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption was permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Company has chosen early adoption of these standards. Adoption of this guideline did not have an impact on the Company’s results from operations or financial position.

New accounting recommendations

FINANCIAL INSTRUMENTS
The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity, (2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and (3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued section 3860 (as section 3861) of the CICA Handbook, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company will adopt these new sections effective January 1, 2007.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, currently presented in other assets on the consolidated balance sheet, will be reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, currently presented in accounts payable and accrued liabilities on the balance sheet, will also be reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, approximately $0.3 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization and accretion.

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable will be revalued to its discounted present value as at January 1, 2007. Approximately $0.6 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the discounted fair value and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods will not be restated as a result of adopting this new accounting standard.

HEDGES
The CICA issued section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. A company uses hedging to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. As of January 1, 2007, the adoption of section 3865 did not have a material impact on the Company’s consolidated financial statements.

COMPREHENSIVE INCOME
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of section 1530, Comprehensive Income.

Adopting these sections on January 1, 2007 will require the Company to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

•	Comprehensive income and its components
•	Accumulated other comprehensive income and its components

The adoption of this section is not expected to have a material impact on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Directors

Each director is elected by shareholders to serve until the next annual meeting or until a successor is elected or appointed.

The following table lists the individuals who are directors of the Company as of June 15, 2007, the municipality of residence and other principal board and committee positions.

Name	Other Positions with the Corporation	Director Since
Paul J. Griswold (1) (3) (Armonk, New York, U.S.A.)	Vice-Chairman of the Board of Directors	2005
Lionel P. Hurtubise (1) (2) (3) (Montreal, Quebec, Canada)	Chairman of the Board of Directors	1999
Patrick J. Lavelle (1) (2) (3) (Toronto, Ontario, Canada)	Director	2005
Louis A. Tanguay (1)(2)(3) (Montreal, Quebec, Canada)	Director	2004

(1) Member of the Compensation and Nominating Committee.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance Committee.

The following are brief biographies of the members of the board of directors.

PAUL J. GRISWOLD was appointed to our board of directors in August 2005. Mr. Griswold is CEO and director of SLI Holdings International, LLC of Purchase, New York and a director of Weinstein Beverages of Seattle, Washington. Prior to May 2003, he served as President, CEO and director of Paxar Corporation; he was named President and CEO in August 2001 after having served as President and COO since February 2000. Prior to that time, Mr. Griswold was the Senior Vice-president, Protective Packaging and International Operations, at Pactiv Corporation, formerly Tenneco Packaging. Prior to joining Tenneco in 1994, he was the Vice-president of Packaging Development and Procurement for Pepsi International. Mr. Griswold has a BA in Mathematics from Fordham University and a MBA in Finance from Seton Hall University. DDJ Capital Management LLC, a major shareholder of the Company, has a controlling interest in SLI Holdings International, LLC.

LIONEL P. HURTUBISE has served on our board of directors since 1999. He was formerly President and CEO of Ericsson Canada Inc. and served as its Chairman until July 31, 2005. Mr. Hurtubise has been at the forefront of telecommunications and computer science technology in Canada for many years. Prior to joining Ericsson Canada in 1986, he served as President of International Systcoms Ltd., then a leader in the field of mobile radio telephony. He was also a principal in the formation of Westech Systems Ltd., a joint venture in which Alberta Government Telephones was a participant, in developing Canada’s first cellular mobile telephone network. Mr. Hurtubise is active in private and governmental organizations dedicated to the advancement of telecommunications research and development.

PATRICK J. LAVELLE was appointed to our board of directors in August 2005. Mr. Lavelle is CEO of Patrick J. Lavelle and Associates, a management consulting firm. He is currently Chairman of UE Waterheaters Inc., and is a director of McQuarry Energy Inc., Tahera Diamond Corporation, and Canadian Bank Note Company Limited.  He serves as a Trustee of Arriscraft International Income Fund and Trustee of Retrocom Mid-Market Real Estate Investment Trust and is on the advisory board of International M.B.A. Program at York University. Mr. Lavelle has previously served as Chairman and CEO of Unique Broadband Systems Inc.; VP Corporate Development at Magna International Inc.; Chairman of Export Development Corp., Business Development Bank of Canada, and Canadian Council for Aboriginal Business; and a director of Lions Gate Entertainment Corp., Solign Technologies, Inc., Proprietary Industries Inc., and Newmex Minerals Inc. He has served as Deputy Minister of Industry, Trade and Technology for Ontario, First Secretary of the Premier's Council, a senior advisor to the Planning and Priorities Board of the Ontario Cabinet and as Agent General for the Government of Ontario in Paris, France.

LOUIS A. TANGUAY joined our board of directors in 2004. Mr. Tanguay possesses a deep understanding of the management of telecommunications operations; he retired from Bell Canada after a career spanning over four decades during which he held a number of executive positions, including President of Bell Canada International from 1998 until 2001. He currently serves as a director of several companies, including Aéroports de Montréal, Canbras Communications, Bell Aliant, Medisys Inc., Rona Inc. and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.

Senior Management
The following lists the names of our senior management as of June 15, 2007.

Serge Fortin	President and Chief Executive Officer
Marc Girard	Senior Vice-president and Chief Financial Officer
Charles Immendorf	Senior Vice-president, Innovations
Garry Forbes	Senior Vice-president, Sales and Marketing
Christian Gervais	Senior Vice-president, Customer solutions
Michael J. Morris	Vice-president, Contracts

The following are brief biographies of our senior management.

SERGE FORTIN was appointed by the board of directors to the role of President and CEO in July 2006 to advance SR Telecom's leadership position in the dynamic broadband wireless marketplace. A telecom industry veteran with more than 30 years of executive management experience, Mr. Fortin most recently served in an executive capacity at London, England-based FLAG Telecom, a part of the Reliance Group of Companies, a major corporation in India.  Previously, Mr. Fortin held various senior management positions in engineering, operations, sales and marketing at Teleglobe, including that of Chief Operations Officer. He was also President and CEO of Bell Actimedia, whose operations included Yellow Pages and Sympatico, as well as President and CEO of TATA Teleservices, an Indian telco provider and one of the world's first major fixed wireless operators. Mr. Fortin also held several executive positions with Bell Canada. He is an engineer and has a Bachelor's degree in Pure and Applied Sciences from the Université de Sherbrooke.

MARC GIRARD was appointed by the board of directors to the position of Senior Vice-president and CFO, effective August 15, 2006 to spearhead all the Company’s financial management activities. Mr. Girard has extensive experience in financial management, financing and capital markets, including Vice-president and CFO of Aeroplan Income Fund, a Canadian income trust listed on the Toronto Stock Exchange. Previously, he was Vice-president and Treasurer of Quebecor Inc. and Quebecor Media Inc., and held various senior finance roles within the BCE Group of companies, including those of Vice-president Finance (Technology & Network Operations) at Bell Canada and Senior Vice-president and CFO of BCE Media Inc. He is a CA and a CFA, and holds an MBA from McGill University.

CHARLES IMMENDORF is SR Telecom’s Senior Vice-president, Innovation, and is responsible for R&D strategy, technology innovation, and product development. Mr. Immendorf leads SR Telecom’s team of over 100 R&D experts in the development of industry-leading technologies and advanced product solutions, and has more than 10 years of leadership in the development and deployment of advanced OFDMA broadband wireless systems. Mr. Immendorf previously served as the General Manager for SR Telecom USA and Vice President of Software Development for Netro Corporation in Redmond, WA, where he led the research and development efforts for the symmetry ONE and Airstar BWA product lines. He originally joined AT&T's OFDMA BWA software development program in 1995, where he served as Director of Software Development. Mr. Immendorf began his career in wireless telecommunications in 1991 with Motorola in Schaumburg, IL. He holds a BS in Electrical Engineering with highest honours from Rutgers University College of Engineering in New Jersey.

GARRY FORBES is SR Telecom’s Senior Vice-president, Sales and Marketing and leads the development and execution of our global sales and marketing strategy. Prior to returning to SR Telecom, Mr. Forbes was Vice-president Sales of Telco Systems, a wholly-owned subsidiary of BATM Advanced Communications Ltd. From January 2003 to August 2003, he held the position of General Manager/EVP Sales at MicroSlate Inc. From June 2001 to July 2002, he was Vice-president International Sales of TUT Systems, Inc. Prior to that, he held various positions with SR Telecom from June 1994 to June 2001, including Senior Vice-president-, Sales and Marketing. Mr. Forbes holds a BSc EE from the University of Alberta.

CHRISTIAN GERVAIS is SR Telecom’s Senior Vice-president, Customer solutions and is responsible for projects & contracts, technical support, field trials, installation, repairs, training, information technology, maintenance and facilities. Mr. Gervais is a telecommunications veteran with over 30 years of experience and expertise in the industry. Prior to joining SR Telecom, he was Global CIO for VSNL (Videsh Sanchar Nigam Limited), an India-based wholesale services provider where he had worldwide responsibility for the company’s information technology, including software solution delivery. Mr. Gervais had similar responsibilities at Teleglobe, one of the world’s largest wholesale service providers, in his position as the company’s Vice President of IT. He also held senior management positions at CGC Inc., Nortel Networks, Cable & Wireless and Tata Teleservices. Earlier in his career, he held a series of senior positions in Canada and internationally in the Bell Canada group of companies. Mr. Gervais obtained his certification in Computer Science Information and Decision Science at Bishop’s University, located in Lennoxville, Québec.

MICHAEL J. MORRIS is SR Telecom's Vice–president, Contracts. In this role, he is responsible for all legal aspects of commercial contracts. Mr. Morris is a graduate of Imperial College, London University in the UK where he received his Bachelor's of Science (Honours) degree in Physics. Mr. Morris joined SR Telecom in 1984 as Vice-president Engineering and has assumed a variety of roles during his career with the Company.

B. COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

For the year ended December 31, 2006, an aggregate amount of $ 3,438,134 was earned by the members of the Company’s board of directors and by former and current senior management of the Company and its subsidiaries, including compensation for salary, bonuses, severances and benefits. In 2006, 12,838,635 options were granted to directors and senior management. As of December 31, 2006, no amounts were set aside for pension and retirement benefits for directors and executive officers.

Compensation of named senior management
The following table summarises the compensation during the year ended December 31, 2006, for our former Interim CEO and Interim CFO, our current CEO and CFO, and our three most highly compensated senior managers. The determination of the most highly compensated senior managers is made on the basis of the total annual salary and annual incentive bonuses earned during the fiscal year ended December 31, 2006.

Summary Compensation Table

Name and principal position	Year	Annual compensation			Long term compensation
		Salary ($)	Bonus ($)	Other annual compensation ($)	Stock options granted (#)
Serge Fortin President and CEO	2006	176,923	150,000(1)	17,692(2)	7,306,235
Marc Girard Senior vice-president and CFO	2006	122,040	25,000(3)	-	1,800,000
Charles Immendorf Senior Vice-president, Innovations	2006	275,000	40,538(4)	-	1,800,000
Garry Forbes Senior Vice-president, Sales and Marketing	2006	207,395	-	-	1,200,000
William E. Aziz Former Interim CEO (stepped down July 10, 2006)	2006	-	-	1,176,519(5)	-
Peter Campbell Former Interim CFO (stepped down August 15, 2006)	2006	-	-	189,999(6)	-
Albert Israel Former Senior Vice-president, Operations and Customer Solutions (stepped down November 17, 2006)	2006	267,012	-	-	-
Benoit Pinsonnault Former Senior Vice-president Operations (stepped down October 28, 2005, was a consultant in 2006)	2006	-	-	341,964(7)	-
All senior managers as a group	2006	1,048,370	215,538	1,726,174	12,106,235
(1)	This amount relates to a signing bonus and a guaranteed bonus.
(2)	This amount relates to annual salary supplement per the employment contract.
(3)	This amount relates to a guaranteed bonus.
(4)	The amount relates to a retention bonus.
(5)
Consists of consulting fees and payment of income taxes on shares issued. In addition 2,769,576 common shares were issued to Blue Tree advisors in connection with the services provided by Mr. Aziz as our Interim Chief Executive Officer.

(6)	Consists of consulting fees.
(7)	Consists of consulting fees.

Option grants during 2006
In March 2006, the board of directors approved a new employee and director stock option plan, which was approved at Company’s June 8, 2006 annual shareholders meeting. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of the Company’s issued and outstanding securities, at any time. Options are granted to the board of directors and employees at the board’s discretion. All stock options granted to employees under this plan vest over four years and expire seven years from the grant date. All stock options granted to directors under this plan vest over one year and expire seven years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors, but shall not be lower than the greater of the following: (a) the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option; and (b) the average closing price of the shares on the TSX for the fifteen trading days immediately preceding the date of the grant of the option.

C. BOARD PRACTICES

Each board member is elected by shareholders to serve until the next annual meeting, until a successor is elected or appointed.

Directors’ compensation
The board of directors has adopted a compensation policy for its directors who are not officers or employees of the Company. Prior to August 22, 2005, the Chairman of the Board received an annual fee of $37,000 and all other directors received an annual fee of $12,000. The Chairman of a committee received an annual fee of $3,000 and members of a committee received an annual fee of $2,000. Directors also received an attendance fee of $1,000 for each board, corporate governance committee and audit committee meeting attended. As of August 22, 2005, the Chairman of the Board received an annual fee of US$65,000 and all other directors received an annual fee of US$40,000. The Chairman of a committee received an annual fee of US$3,000 and members of a committee received an annual fee of US$2,000. Directors also received an attendance fee of US$1,000 per meeting for board, corporate governance committee and audit committee meeting attended.

In March 2006, the board of directors adopted a new compensation policy for its directors who are not officers or employees of the Company to take effect on April 1, 2006. The Chairman of the Board receives an all inclusive annual fee of US$90,000, the Vice-Chairman of the Board will receive an annual fee of US$50,000 plus fees for chairing a board committee or being a board committee member. All other board members are entitled to an annual fee of US$40,000 plus fees for chairing a board committee or being a board committee member. The audit committee chair receives an annual fee of US$15,000 and any other committee chair receives an annual fee of US$7,500. All board committee members, other than the chair of the board committee, receives an annual fee of US$5,000. Other than the retainers mentioned herein, no additional fees are paid for attendance at meetings. Directors are also eligible to receive stock options under the new 2006 employee and director stock option plan described above.

The aggregate compensation earned by our directors in 2006 is as follows:

Directors Name	Total fees earned in 2006
$
David Gibbons (1)	29,519
Pierre St-Arnaud (1)	28,369
Kirk Flatow (1)	27,220
Lionel P. Hurtubise	101,183
Patrick J. Lavelle	90,735
Paul J. Griswold	87,190
Louis A. Tanguay	83,836
Total	448,052

(1)	Resigned from the board effective June 2006.

Under the directors share compensation plan, directors are entitled to fix in advance, at the start of each fiscal year, a percentage of their directors’ compensation between 10% and 100% to be paid quarterly in common shares, at the market price at the time of acquisition. In 2006, no common shares were issued to directors under the directors’ share compensation plan.

Audit committee
The audit committee is currently composed of three directors: Patrick J. Lavelle (chair), Lionel P. Hurtubise, and Louis A. Tanguay. The audit committee has discussed the matters in Statement on Auditing Standards 61 with the independent auditors, and has reviewed and discussed the audited consolidated financial statements with management. The audit committee has received the written disclosures and the letter from the Independent Registered Chartered Accountants required by Independence Standards Board Standard No. 1, and has discussed with the Independent Registered Chartered Accountant their independence. Based on this review and these discussions, the audit committee recommended to the board of directors that the audited financial statements be included in this Annual Report on Form 20-F for the fiscal year ended December 31, 2006 for filing with the Commission.

Compensation and nominating committee
Our compensation and nominating committee is currently composed of four directors: Louis A. Tanguay (chair), Lionel P. Hurtubise, Patrick J. Lavelle, and Paul. J. Griswold.

D. EMPLOYEES

As at December 31, 2006, we had 588 employees (640 at December 31, 2005 and 789 at December 31, 2004), of which 239 (240 at December 31, 2005 and 235 at December 31, 2004) were employed by our then subsidiary, CTR, in Chile. In March 2006, as a result of outsourcing our manufacturing operations, we eliminated 70 positions in Montreal. Over the past three years, the total number of employees has decreased mainly due to restructuring and discontinued operations, as discussed in this Annual Report under item 4.A., entitled History and Development of the Company”. All employees are non-unionized, except for some CTR technicians represented by one union in Chile where the collective bargaining agreement expires in March 2010. We consider relations with our employees to be good.

E. SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table provides information about the ownership of SR Telecom’s common stock as of June 15, 2007 by each of our current directors and senior managers:

	Outstanding shares	Percentage of total common shares outstanding	Number of unexercised options at June 15, 2007 exercisable / unexercisable	Exercise price of options	Expiry date of options
Paul J. Griswold	-	-	183,100/0	$0.32	April 2013
Lionel P. Hurtubise	*	*	183,600/0	Range of $0.32 to $56.60	Varies from January 2010 to April 2013
Patrick J. Lavelle	-	-	183,100/0	$0.32	April 2013
Louis A. Tanguay	*	*	183,100/0	$0.32	April 2013
Serge Fortin	-	-	0/7,306,235	$0.34	July 2013
Marc Girard	-	-	275,000/1,525,000	Range of $0.35 to $0.41	Varies from June 2013 to August 2013
Charles Immendorf	*	*	325,000/1,475,000	Range of $0.32 to $0.35	Varies from April 2013 to August 2013
Garry Forbes	-	-	225,000/975,000	Range of $0.32 to $0.35	Varies from April 2013 to August 2013
Michael J. Morris	*	*	78,300 /181,600	Range $0.32 to $87.90	Varies from September 2007 to April 2013

All directors and senior managers as a group	2,782,722	0.38%	1,636,200 /11,462,835	N/A	N/A

*	Owns less than 1% of total outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common shares by any holder that owns 5% or more of our common shares as of June 15, 2007, based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are the same as those of other shareholders. The percentage of outstanding ordinary shares is based on 746,574,711 common shares outstanding as of June 15, 2007. Paul Griswold, a member of the Company’s board of directors, is CEO and a director of SLI Holdings International, LLC. DDJ Capital Management, LLC has a controlling interest in SLI Holdings International, LLC.

	Number of common shares owned directly or indirectly	Number of common shares beneficially owned	Percentage of outstanding common shares beneficially owned
DDJ Capital Management, LLC (1)	262,337,317	262,337,317	35.3%
Greywolf Capital Management LP (2)	135,928,924	135,928,924	17.4%
Catalyst Fund General Partner I Inc……………………	76,041,360	76,041,360	10.0%
Guardian Capital LP……….	60,802,863	60,802,863	8.0%
Morgan Stanley & Co….	94,909,200	94,909,200	12.4%

(1)
These securities are held by certain funds and accounts managed by DDJ Capital Management, LLC. Collectively, these entities are referred to as DDJ.  These entities include B IV Capital Partners, L.P.; GP Capital IV, LLC; The October Fund, Limited Partnership; October G.P., LLC; GMAM Investment Funds Trust II; and DDJ Canadian High Yield Fund.

(2)
These securities are held by certain funds and accounts payable managed by Greywolf Capital Management LP.  These include Greywolf Capital Overseas Fund and Greywolf Capital Partners II LP for which it acts as investment manager and certain other affiliated entities. These entities are collectively referred to as Greywolf.

As at June 15, 2007, to the extent we are aware, other than for the significant influence the holders listed above, no person directly or indirectly, jointly or severally controls the Company as a result of their holdings.

As at June 15, 2007, there were 353 shareholders of record. Of that number, 166 were US holders representing a total of 69% of our common shares then outstanding.

B. RELATED PARTY TRANSACTIONS

Consulting and professional services
During the year ended December 31, 2006, Mr. David Gibbons, a former member of the Company’s board of directors, was paid approximately $237,000 ($37,000 for the year ended December 31, 2005) in consulting fees.

Directors’ fees
Directors’ compensation is detailed herein under Item 6.C “Board Practices”. As part of compensation for services provided as members of our board of directors, we offer to our directors the option to receive our common shares in lieu of cash payments for their services. For the year ended December 31 2006, no common shares were issued to directors under this plan.

In March 2006, the board of directors approved a new employee and director stock option plan, which was approved at the June 8, 2006 annual shareholders meeting.  The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed, at any time, 10% of Company’s issued and outstanding securities. Options are granted to the board of directors and employees at the discretion of the board of directors. All stock options granted to employees under this plan vest over four years and expire seven years from the grant date. All stock options granted to directors under this plan vest over one year and expire seven years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors, but shall not be lower than the greater of the following: (a) the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option; and (b) the average closing price of the shares on the TSX for the fifteen trading days immediately preceding the date of the grant of the option.

Other
On July 21, 2005, we issued a private offering memorandum to our debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into 10% convertible redeemable secured debentures, due October 15, 2011. On August 24, 2005, the debenture exchange closed where all except $0.3 million face value of the 8.15% debentures were exchanged for $75,5 million face value of Convertible Debentures.

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

On February 2, 2006, we completed a $50.0 million private placement of 333,333,333 common shares and converted approximately $61.8 million of Convertible Debentures including accrued interest payable in kind, into 280,881,314 common shares. Certain funds and accounts managed or advised by DDJ Capital Management, LLC which, prior to the closing of the private placement, held 15,789,217 common shares, and certain funds and accounts managed or advised by Greywolf Capital Management, L.P. which, prior to the closing of the private placement, held 8,185,986 common shares, are each considered insiders of the Company as such funds and accounts hold more than 10% of our common shares. Following the conversion of the Convertible Debentures and the additional subscription of 141,356,217 shares by funds or accounts managed or advised by DDJ and 73,205,769 shares by funds or accounts managed or advised by Greywolf, these entities hold 262,337,317 common shares and 135,928,923 common shares, respectively, of our outstanding common shares.

In addition, on February 27, 2006, we completed a similar private placement of $4.3 million of 28,498,302 common shares and converted approximately $4.5 million of Convertible Debentures including accrued interest payable in kind thereon into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place throughout the first quarter of 2006; in aggregate, these conversions resulted in the reclassification of $38.8 million from the debt component and $26.6 million from the equity component to capital stock.

During the second quarter of 2006, we converted $0.4 million of Convertible Debentures including accrued interest payable in kind, into 1,763,286 common shares.

On February 14, 2007 we announced that we would redeem our outstanding 10% secured convertible debentures due October 15, 2011. The debentures were redeemed on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued and unpaid interest to the redemption date. As of December 31, 2006, there is $1.8 million principal amount of debentures outstanding out of $75,5 million originally issued on August 22, 2005. The balance of the debentures was previously converted into common shares in 2006. Debenture holders were also provided the option to convert all or a portion of the outstanding principal amount of debentures that they held, together with accrued and unpaid interest, into common shares at an effective amended rate of $0.15 per common share. We completed the redemption process on March 6, 2007; debenture holders representing $2.0 principal amount of debentures elected to convert their holdings into a total of 13,181,651 common shares. In addition, the Company redeemed the remaining $0.7 principal amount of debentures. Our net cash proceeds on the transaction, net of restricted cash used to redeem debentures, was approximately $4.0 million.

Furthermore, most of the credit facility, debentures, convertible debentures and convertible term loan interest expense relates to amount due to current shareholders. The following is a summary of the related party transactions (in thousands of $):
	Year-ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year-ended December 31, 2004
Interest and financing fees payable	609	310	245	1,110
Interest on debt	10,654	1,402	8,793	5,732
Financing fees	882	582	5,035	-
Purchases	254	-	37	199
Directors' fees	448	17	572	260

Except as disclosed in this section and in Item 6.C. “Board Practices”, none of our directors, executive and senior managers, associates or affiliates had any material interest in any transaction with us during the past year or in any proposed transaction that has materially affected or could materially affect us.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements for the fiscal year ended December 31, 2006 and 2005 and December 1, 2005 and the independent registered chartered accountant’s report signed by Deloitte & Touche LLP are included in Item 18 of this report. Included in the financial statements is information on legal proceedings and export sales. Currently, the Company intends to reinvest its earnings to finance future growth and, therefore, does not intend to pay dividends on its common shares in the foreseeable future.

B.  CHANGES

Not applicable.

M 9. THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

On November 30, 2005, we received notice from Nasdaq’s Listing Qualification Panel that our common shares would be delisted as of opening of markets on December 2, 2005, for failure to comply with Nasdaq’s US$10 million shareholders' equity requirement for continued listing and to comply with Nasdaq’s US$1.00 minimum bid price requirement.

The following are the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, and the Nasdaq National Market, in US dollars for the periods indicated.

Year	Toronto Stock Exchange		Nasdaq National Market (through December 1, 2005
	High	Low	High	Low
2002	27.50	7.00	n/a	n/a
2003	15.00	5.50	6.80	4.50
2004	9.41	156	7.25	1.28
2005	4.14	0.16	3.43	0.21
2006	0.49	0.13	n/a	n/a

The following are the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars, and the Nasdaq National Market, in US dollars, for each financial quarter in 2005 and 2006.

Quarter	Toronto Stock Exchange		Nasdaq National Market (through December 1, 2005)
	High	Low	High	Low
Q1 2005	4.14	0.61	3.43	0.54
Q2 2005	0.75	0.28	0.65	0.21
Q3 2005	0.55	0.32	0.47	0.26
Q4 2005	0.54	0.16	0.47	0.24
Q1 2006	0.36	0.13	n/a	n/a
Q2 2006	0.49	0.30	n/a	n/a
Q3 2006	0.37	0.24	n/a	n/a
Q4 2006	0.32	0.15	n/a	n/a

The following are the high and low sales prices for our common shares as reported by the Toronto Stock Exchange, in Canadian dollars for the most recent six months.

Month	Toronto Stock Exchange
	High	Low
December 2006	0.21	0.15
January 2007	0.24	0.16
February 2007	0.27	0.18
March 2007	0.21	0.16
April 2007	0.23	0.17
May 2007	0.22	0.14

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

Board of Directors
Under the CBCA, a publicly traded corporation must have at least three directors, including two who are not officers or employees of the corporation or any of its affiliates; the actual number of directors is governed by a corporation’s articles. Our articles of incorporation provide that the number of directors will consist of a minimum of three and a maximum of twelve. Our bylaws provide that the actual number of directors will be determined from time to time by directors’ resolution. As at March 1, 2007, we had 4 members of the board of directors.

Under the CBCA, 25% of our directors and 25% of the directors present at a meeting must be Canadian residents.

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

Our common shares entitle their holders to receive notice of all shareholder meetings and to attend and vote at those meetings, except meetings at which only holders of a specified class of shares (other than the common shares) or a specified series of shares are entitled to vote. Each common share entitles its holder to one vote at a meeting of shareholders. The holders of common shares are entitled to dividends that our board of directors may declare, in its discretion, subject to any restriction as provided in the CBCA, on a proportionate basis. The common shares are entitled upon bankruptcy, winding-up, dissolution or liquidation to receive the remaining assets of the Company, after payment to any other class of our shares that is preferred to the common shares.

Preferred shares
Our preferred shares may be issued in one or more series. The directors have the ability to issue these series, subject to the sending of articles of amendment to the “director” appointed under the CBCA for that purpose in prescribed form and the issuance of a certificate of amendment to the articles of incorporation. The board of directors may fix, before such issue, the number of shares comprised in each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares. Except as otherwise specifically provided in the CBCA, the holders of preferred shares shall not be entitled to vote for the election of directors or for any other purpose. The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of bankruptcy, winding-up, dissolution or liquidation of SR Telecom, whether voluntary or involuntary, or any other return of capital or distribution of assets of SR Telecom among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series. Preferred shares will also be entitled to preference over common shares and over any other class of our shares ranking junior to the preferred shares of any series.

Warrants
On July 18, 2003 and August 27, 2003, in connection with a private placement financing, we issued 352,941 warrants, which expire on July 18, 2008 and August 27, 2008. These warrants entitle each holder to purchase one common share at a price of $10.00 per share until the expiry dates thereof. A warrant holder does not have any right as a shareholder of the Company, including the right to vote or attend shareholder meetings or to receive dividends or other distributions.

Convertible debentures
On July 21, 2005 we issued a private offering memorandum to our debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into Convertible Debentures, due October 15, 2011 (debenture exchange).

Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional Convertible Debentures, at our option. The Convertible Debentures are secured by a charge over substantially all of the assets of the Company, ranking behind the security interest granted to the lenders under the credit facility, and pari passu with the CTR notes, and subject to the terms of an Inter-Creditor agreement entered into between the lenders, under the terms of the credit facility, the Convertible Debenture holders and the CTR lenders, which set out certain rights and obligations between them.

On August 24, 2005, the debenture exchange closed where all except $0.3 million face value of 8.15% debentures, were exchanged for $75.5 million face value of Convertible Debentures.

The Convertible Debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principal amount of new Convertible Debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, on November 30, 2005, $10 million in principal amount of the Convertible Debentures and accrued interest payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

On February 2, 2006, we converted approximately $61.8 million of Convertible Debentures, including accrued interest payable in kind, into 280,881,314 common shares. In addition, on February 27, 2006, we converted approximately $4.5 million of Convertible Debentures, including accrued interest payable in kind, into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind, took place throughout the first quarter of 2006.

During the three months ended June 30, 2006, we converted $0.4 million of Convertible Debentures including accrued interest payable in kind into 1,763,286 common shares, which resulted in the reclassification of $0.2 million from the debt component and $0.2 million from the equity component to capital stock.

On February 14, 2007, we announced that we would redeem our outstanding 10% secured convertible debentures due October 15, 2011. The debentures were redeemed on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amounts representing the principal amount plus $38.63 of accrued and unpaid interest to the redemption date. Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest thereon were converted into 13,181,561 common shares. On March 6, 2007, $0.7 million of convertible debentures and accrued but unpaid interest were redeemed for $0.8 million.

Registration Rights
In connection with the issuance of the convertible redeemable secured debentures and convertible loan (collectively the “convertible debt”), the Company entered into a Registration Rights Agreement (the “Agreement”). Pursuant to the terms of the Agreement, the Company is required to cause the common shares issuable or issued pursuant to the terms of the convertible debt, to be registered under the United States Securities Act of 1933 upon request by the holders thereof. In the event that the Company does not comply with the request and other related conditions within the time limits provided in the Agreement, penalties will be payable by the Company at rates ranging from 0.5% to 2% of the common share amounts.

Amendment to governing documents
Under the CBCA, an amendment to a corporation’s articles generally requires shareholder approval by special resolution passed by at least two-thirds of the votes cast by shareholders who are entitled to vote on the resolution. In addition, if an amendment to the articles of incorporation adversely affects the rights of a particular class or series of shares, that class or series is entitled to vote separately as a class, whether or not that class or series otherwise carries a right to vote.

Under the CBCA, unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend, or repeal any bylaw that regulates the business or affairs of a corporation by submitting to shareholders at the next shareholders meeting. The shareholders may confirm, reject or amend the bylaw, amendment or repeal, by an ordinary resolution passed by a majority of the votes cast by shareholders who voted on the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

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

Annual meeting of shareholders
Under the CBCA, the directors of a corporation must call an annual meeting not later than 18 months after the corporation comes into existence and thereafter, not later than 15 months after holding the last preceding annual meeting and no later than six months after the end of the corporations’ preceding financial year.

Call of shareholders meeting
The CBCA provides that shareholder meetings may be called by the board of directors, and must be called when so requisitioned by holders of at least 5% of the issued shares of the corporation that carry the right to vote at the meeting. A court may also order, at its discretion and under certain circumstances, the calling of a meeting upon the application of a director or shareholder entitled to vote at the meeting. Under our bylaws, the board of directors has the power to call a special meeting at any time.

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

A corporation may also apply for a court order approving an arrangement that includes an amalgamation; a transfer of all or substantially all the property of a corporation to another corporation in exchange for property, money or securities of the corporation; or liquidation and dissolution where the corporation is not insolvent and where it is not practical to make such fundamental changes under other provisions of the CBCA. The court may make any interim or final order it deems appropriate for the proposed arrangement.

Shareholder approval is not required for an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries, or between two or more wholly owned subsidiaries.

C. MATERIAL CONTRACTS

The Company, or its subsidiaries, has entered into the following material contracts in the two years preceding the date of this document. This list excludes other contracts entered into in the ordinary course of business.

-
Supplemental Deed of Hypothec dated June 28, 2007 in favour of BNY Trust Company, as fondé de pouvoir on behalf of the Lenders under the Amended and Restated Credit Agreement, providing for an additional $ 100,000,000 hypothec;

-	Supplemental Bond Pledge Agreement dated June 28, 2007 in favour of the Lenders under the Amended and Restated Credit Agreement;

-
Amended and Restated Credit Agreement dated as of June 27, 2007 between the Company, BNY Trust Company as Administrative Agent and Collateral Agent and the Lenders named therein, providing for an additional credit facility in the amount of $45,000,000 (in addition to the already existing US $39,625,000 facility and the $ 20,000,000 convertible facility);

-	Manufacturing Agreement dated May 3, 2007, between the Company and Microelectronics Technology Inc.;

-	Manufacturing Agreement dated November 15, 2006, between the Company and Triton Electronique Inc.;

-	Manufacturing Agreement dated March 17, 2006, between the Company and Positron Technologies Inc.;

-
Amended and restated registration rights agreement (the "Canadian Registration Rights Agreement") dated December 15, 2006 betweenthe Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund and The October Fund, Limited Partnership;

-
Amended and restated registration rights agreement (US Registration Rights Agreement) dated December 15, 2006 between the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund, DDJ October Fund, Onshore Feeder Limited Partnership, October 05 Investment Sub 2006, Ltd., The October Fund, Limited Partnership, Greywolf Capital Management L.P. and Morgan Stanley & Co. Incorporated;

-
First supplemental indenture (First Supplemental Indenture) made February 1, 2006 between the Company, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, amending the terms of the trust indenture (Indenture) between the Issuer and such parties dated August 22, 2005, governing the convertible debentures;

-
The second supplemental indenture (Second Supplemental Indenture) made February 13, 2006 between the Company, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, amending the terms of the trust indenture (Indenture) between the Issuer and such parties dated as of August 22, 2005 governing the Convertible Debentures;

-	Share Purchase Agreement made January 23, 2006 between the Company and BIV Capital Partners, L.P.;

-	Share Purchase Agreement made January 23, 2006 between the Company and GMAM Investment Funds Trust II;

-	Share Purchase Agreement made January 23, 2006 between the Company and DDJ Canadian High Yield Fund;

-	Share Purchase Agreement made January 23, 2006 between the Company and The October Fund, Limited Partnership;

-	Share Purchase Agreement made January 23, 2006 between the Company and Greywolf Capital Management L.P.;

-	Share Purchase Agreement made January 23, 2006 between the Company and Guardian Capital LP;

-	Share Purchase Agreement made January 23, 2006 between the Company and Catalyst Fund General Partner I Inc.;

-	Share Purchase Agreement made January 23, 2006 between the Company and North Pole Capital Master Fund;

-	Share Purchase Agreement made January 23, 2006 between the Company and Morgan Stanley & Co. Incorporated;

-	Agreement between the Company and Blue Tree Advisors dated November 14, 2005 providing for the services of William E. Aziz as Interim Chief Executive Officer;

-	Consulting Agreement dated October 1, 2005 between the Company and David Gibbons;

-	Canadian Registration Rights Agreement dated August 22, 2005 between the Company and DDJ Capital Management, LLC;

-	US Registration Rights Agreement dated August 22, 2005 between the Company and the 10% convertible debenture holders specified therein;

-	Supplemental Indenture dated August 22, 2005 between the Company and Computerhsare Trust Company of Canada and Montreal Trust company amending the terms of the 8.15% Debentures;

-
Credit Agreement dated May 19, 2005 between the Company and BNY Trust Company providing for a credit facility of up to US $39.625 million as amended from time to time including the Eighth Amendment which provides for an additional $20 million convertible term loan;

-	Security Agreement dated May 19, 2005 between the Company and BNY Trust Company of Canada;

-	Bond Pledge Agreement dated May 19, 2005 between the Company, BNY Trust Company of Canada and the lenders named therein;

-
Amended Principles of Restructuring dated May 16, 2005 between the Company, DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.;

-	Deed of Hypothec bearing a formal date of May 12, 2005 between the Company and BNY Trust Company of Canada.

D. EXCHANGE CONTROLS

None

E. TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain Canadian federal income tax considerations relating to an investment in the common shares or the warrants.

The summary is only applicable to a holder of common shares or warrants who, for the purposes of the Income Tax Act (Canada) (Tax Act) and the Canada-United States Tax Convention (1980) (convention), is resident in the United States and not resident in Canada; deals at arm’s length with the Company, holds common shares or warrants as capital property; and does not use or hold and is not deemed to use or hold common shares or warrants of the Company in carrying on business in Canada (also referred to as a US Holder).

This summary is based on the current provisions of the Convention and accompanying protocols, the Tax Act, the current regulations and proposed amenedments to the Tax Act, including regulations announced by the Canadian Minister of Finance prior to the date of this report and counsel’s understanding of the current administrative and assessing practices of the Canada Revenue Agency (CRA). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada, or any jurisdiction other than Canada.

The summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in our common shares or warrants based on their specific circumstances, including any consequences of an investment in the common shares or warrants arising under state, local or provincial tax laws of other jurisdictions, including the United States.

Special rules, which are not discussed in this summary, may apply to financial institutions (as defined by the Tax Act) and to non-resident insurers carrying on an insurance business in Canada and elsewhere. These investors should consult their own tax advisors with respect to the tax consequences of an investment in the common shares or the warrants of the Company.

The common shares
Assuming that the common shares will continue to be listed on the Toronto Stock Exchange, gains realized on the disposition of common shares by a US holder will not be subject to tax under the Tax Act, unless such common shares constitute taxable Canadian property.

Common shares of the Company will generally not be taxable Canadian property of a US holder unless, at any time during the five-year period immediately preceding a disposition, the US holder, persons with whom the US holder did not deal at arm’s length or the US holder and persons with whom the US holder did not deal at arm’s length, owned 25% or more of the issued shares of any class or series of shares of the Company’s capital stock. Even if the common shares of the Company constitute taxable Canadian property to a particular US holder, an exemption from tax under the Tax Act may be available under the provisions of the Convention.

Dividends, including deemed dividends and stock dividends, paid or credited to a US holder on the common shares of the Company, are subject to Canadian withholding tax under the Tax Act. The Convention generally reduces the rate of withholding tax to 15% of the gross amount of the dividend where the beneficial owner is not a corporate entity that owns at least 10% of the Company’s voting stock. In addition, under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Company would not be required to withhold such tax from dividends paid or credited to such organization. The withholding tax is reduced to 5% under the Convention where the US holder is a corporation that owns at least 10% of the Company’s voting stock.

The warrants
Capital gains realized on the disposition of the warrants by a US holder will not be subject to tax under the Tax Act unless the underlying common shares would be taxable Canadian property for the particular US holder. For information concerning when the common shares will be taxable Canadian property for a particular US holder, see the summary under the heading “The Common Shares”. For the purposes of determining the number of common shares held by a particular person, the person will be considered to own common shares for which such person’s warrants of the Company may be exchanged. Even if the warrants constitute taxable Canadian property to a particular US holder, an exemption from tax under the Tax Act may be available under the provisions of the Convention.

Where the warrants are exercised, the amount paid to acquire or to exercise the warrants will be added to the adjusted cost base of shares acquired pursuant to the exercise of the warrants. For the Canadian federal income tax consequences of holding Common Shares, see the description under the heading “The Common Shares”.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH US TREASURY DEPARTMENT CIRCULAR 230, US HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT OR ANY ATTACHMENTS HERETO IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE US INTERNAL REVENUE CODE OF 1986, AS AMENDED (CODE); (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF US TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of the principal US federal income tax consequences of owning and disposing of common shares or Warrants held by a US holder (as defined below) as capital assets within the meaning of section 1221 of the Code.

This discussion is based on Treasury regulations and judicial and administrative interpretations of the Code, , as in effect on the date of this document and which are subject to changethat may be retroactive and may affect the US federal income tax consequences we describe. This discussion does not address the US federal income tax consequences to any particular US holder, and does not deal with persons that may be subject to special treatment under the US federal income tax laws, including, without limitation; insurance companies; tax-exempt organizations; individual retirement accounts and other tax-deferred accounts; regulated investment companies; financial institutions; broker-dealers; certain US expatriates; US holders whose functional currency is not the US dollar; US holders that own, actually or constructively, 10% or more of the equity of the Company; US holders that hold common shares or warrants as a position in “straddle,” “hedge,” “constructive sale transaction,” “conversion transaction” or other integrated transaction; or persons who mark to market their securities.

For purposes of this discussion, the term “US holder” means a beneficial owner of common shares or warrants that is, for US federal income tax purposes:

-	an individual who is a citizen or resident of the United States;

-
a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

-	an estate, the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

-
a trust, the administration of which is subject to the primary supervision of a court in the United States and for which one or more US persons have the authority to control all substantial decisions, or a trust that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds common shares or warrants, the US federal income tax consequences to a partner will generally depend upon the status of the partner and the activities of the partnership.

US holders are urged to consult their own tax advisors regarding the tax consequences of owning and disposing of common shares and warrants in light of their particular circumstances, including the tax consequences under state, local, non-US and other tax laws and the possible effects of changes in US federal and other tax laws.

Possible Treatment of the Company as a Controlled Foreign Corporation

We could be considered a “Controller Foreign Corporation” (CFC) for US federal income tax purposes if more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, actually or constructively, by:
-	US citizens or residents;

-	US Domestic partnerships and corporations;

-	estates or trusts other than foreign estates or trusts; and

-	each of which owns 10% or more of the total combined voting power of all classes of shares of the Company (each, a 10% United States shareholder).

This CFC classification has many complex results, one being that certain US holders who own common shares would be required to include income from the Company in their gross income for US federal income tax purposes, even if they do not receive a corresponding distribution from the Company.  In addition, gain from the sale or exchange of common shares by a US holder who is, or was, a 10% United States shareholder at any time during the five-year period ending with the sale or exchange would be treated as ordinary income to the extent of the earnings and profits of the Company attributable to the common shares sold or exchanged.  Special foreign tax credit rules would apply.

The following discussion assumes that the Company is not a CFC.  If the Company were classified as a CFC, then the US federal income tax consequences of owning and disposing of common shares and warrants could differ materially, and adversely, from those described below.  US holders should consult their own tax advisors as to whether or not the Company may be classified as a CFC and the consequences of such classification.

Warrants
Exercise of warrants
Upon the exercise of warrants a US holder will not recognize gain or loss and will have a tax basis in the common shares issued pursuant to the exercise, equal to the holder’s tax basis in the exercised warrants plus the exercise price. The holding period for common shares issued upon the exercise of warrants will commence on the exercise date.

Sale, exchange or other disposition of warrants
Upon the sale, exchange or other disposition of warrants, a US holder will generally recognize capital gain or loss equal to the difference between the amount realized and the US holder’s adjusted tax basis in the warrants. Such gain or loss will be long-term capital gain or loss if the warrants have been held for more than one year; otherwise, it will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, and short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, may be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

Expiration of warrants
Upon the expiration of warrants, a US holder will recognize a loss equal to the US holder’s tax basis in the warrants. This loss will be a capital loss and generally will be long-term if the warrants have been held for more than one year. The deductibility of capital losses is subject to limitations.

Constructive dividends
The adjustment, or failure to make an adjustment, of the warrants’ exercise price or conversion ratio may be deemed to be a payment of a taxable dividend to US holders of warrants to the extent of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes), regardless of whether there is a distribution of cash or property.

Common shares

Distributions on common shares
Distributions on common shares, whether in cash or in property, that are paid out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be included in income as a dividend by a US holder when actually or constructively received. The amount of the dividend will equal the amount of cash and the fair market value of the property received. To the extent a US holder receives a distribution that exceeds the Company’s current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital that reduces the holder’s adjusted tax basis in the common shares (to the extent of such basis) and thereafter as taxable gain from the sale or exchange of the common shares. Generally, the dividends received deduction, applicable to corporate shareholders, will not be available.

For taxable years beginning before January 1, 2009, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation, subject to minimum holding period and other requirements. The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.

Dividends paid in Canadian dollars (including the amount of any Canadian taxes withheld) will be included in a US holder’s income in a US dollar amount calculated at the exchange rate in effect on the day the dividends are actually or constructively received by the US holder, regardless of whether the Canadian dollars are converted to US dollars at that time.  US holders should consult their own tax advisors regarding the possible effect and rate of any Canadian withholding tax and the reduction of such withholding rate under the income tax treaty between the United States and Canada.

Sale, exchange or other disposition of common shares
Upon the sale, exchange or other disposition of common shares, a US holder will generally recognize capital gain or loss equal to the difference between the amount realized and the US holder’s adjusted tax basis in the common shares. Such gain or loss will be long-term capital gain or loss if the common shares have been held for more than one year; and otherwise, it will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, and short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, may be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

Foreign tax credit considerations
For US foreign tax credit limitation purposes, dividends on common shares generally will be treated as foreign source income, and gain or loss recognized on the sale, exchange or other disposition of common shares and warrants will be treated as from US sources. To the extent Canadian withholding tax is payable in respect of a distribution or payment to a US holder, the holder may be eligible for a foreign tax credit or deduction. Further, foreign source income has an effect on a US holder’s ability to absorb foreign tax credits. The rules relating to US foreign tax credits are extremely complex, and US holders should consult their tax advisors regarding the application of the US foreign tax credit rules to their particular situations.

Passive foreign investment company considerations
The Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company (PFIC). A foreign corporation will be treated as a PFIC if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. If a foreign corporation is both a PFIC and a CFC, the foreign corporation will generally not be treated as a PFIC with respect to its 10% United States shareholders.

The Company does not believe that it is currently a PFIC, and it anticipates that it will not become a PFIC in the future; hHowever, our status as a PFIC is a factual determination that is made annually and thus may be subject to change. If the Company becomes a PFIC, US holders of common shares and warrants may become subject to adverse US federal income tax consequences. US holders should consult their tax advisors regarding those consequences and possible ameliorative actions.

Receipt of Canadian dollars
The tax basis of Canadian dollars received by a US holder will generally equal the US dollar equivalent at the spot rate on the date the Canadian dollars are received. Upon any subsequent exchange of Canadian dollars for US dollars or another foreign currency, or upon the use of Canadian dollars to purchase property, a US holder will generally recognize exchange gain or loss equal to the difference between their tax basis for the Canadian dollars and the amount of US dollars received; or, where another foreign currency is received, the US dollar value of such foreign currency based on the US dollar spot rate on the date of the exchange; or, if property, is purchased, the US dollar value of the Canadian dollars on the date of the exchange. In this regard, in general, no exchange gain or loss should be realized if a US holder acquires Canadian dollars and exchanges such Canadian dollars for another currency, or property, on the same day.

Information reporting and backup withholding
The payment within the United States of dividends on common shares, or the proceeds from a disposition of common shares or warrants, held by certain non-corporate holders may be subject to US information reporting rules. Such payments may also be subject to US backup withholding, unless a holder provides a taxpayer identification number and satisfies certain other conditions or otherwise establishes an exemption under the Code. Backup withholding is not an additional tax, and may be credited against a holder’s US federal income tax liability or refunded if the amounts so withheld exceed the holder’s US federal income tax liability.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports under the United States Securities Exchange Act of 1934, as amended (the Exchange Act), and other information with the United States Securities and Exchange Commission  (SEC). However, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning us publicly available than for US companies.

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

We are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also available online from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), commonly known as SEDAR. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval system, commonly known as EDGAR.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s operations yield significant exposure to market risks from changes in interest rates and foreign exchange rates. The Company may use derivative financial instruments to reduce these risks but do not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk
The Company has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk
The Company has currency exposure arising from significant operations and contracts in multiple jurisdictions and has limited currency exposure to freely tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Monetary assets and liabilities denominated in foreign currency are as follows (in thousands of $):

	As at	As at	As at
	December 31, 2006	December 31, 2005	December 1, 2005

Cash and restricted cash	9,035	10,044	3,883
Accounts receivable, net	25,387	25,665	33,436
Accounts payable	24,041	16,017	15,615
Long-term credit facility	52,941	47,862	47,551
Long-term debt	33,116	34,447	34,487

Credit risk
The Company has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Company requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from two customers represents 65% of the total trade receivables as at December 31, 2006 (December 31, 2005 - two customers represented 25%; December 1, 2005 – two customers represented 43%).

Fair value of financial instruments
As of December 1, 2005, all assets and liabilities were revalued pursuant to the comprehensive revaluation. Accordingly, management believes that all its financial instruments’ carrying values approximate their fair value as at December 31, 2005.

As at December 31, 2006, the following methods and assumptions have been used to estimate the fair value of the financial instruments:

➢	Current financial assets and liabilities and capital leases approximate their fair values due to their short-term nature.
➢	The long-term accounts receivable are valued using estimated discounted future cash flows expected to be generated.
➢	Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

The fair value and carrying amount of these financial instruments were as follows:

	December 31, 2006
(000's)	Carrying amount	Fair value
	$	$

Long-term accounts receivable, net	2,365	1,782
8.15% Debentures	270	176
10% Convertible redeemable debentures (debt and equity components)	2,793	3,296
Long term credit facility	52,941	52,941
Long-term convertible term loan (debt and equity components)	20,132	20,132

Fair value information for the CTR notes payable has not been presented. As at February 1, 2007, the Company entered into a binding agreement to sell CTR; as a result of this sale, the CTR notes were assumed by the Purchaser.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Please refer to our reports on Form 6-K, filed on July 22, 2005, August 25, 2005, November 29, 2005, January 24, 2006, February 2, 2006, March 8, 2006, February 15, 2007, and March 6, 2007 regarding amendments made to our debentures.

The credit facility and convertible term loan agreement contain provisions that limit our ability and, in some cases, the ability of our restricted subsidiaries, to:
-	pay dividends or make other restricted payments or investments;
-	incur additional indebtedness and issue preferred stock;
-	create liens on assets; and
-	merge, consolidate, or sell all or substantially all of our assets.

On February 2, 2006, we amended the terms of the indenture governing our 10% convertible debentures to remove certain restrictive covenants contained therein. On February 13, 2007, we further amended the indenture to effectively reduce the conversion rate on the debentures to $0.15 per common share. The balance of the 10% convertible debentures was subsequently redeemed in accordance with the terms on March 6, 2007.

ITEM 15. CONTROLS AND PROCEDURES

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the issuer. They are assisted in this responsibility by the management team. The Company adopted a risk-based approach using the integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to determine its scope. The CEO and CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at December 31, 2006, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

Through the evaluation of the design of its internal controls the Company has identified certain internal control weaknesses in the financial reporting process. The principal area of internal control deficiency is a lack of sufficient analysis and review in the year end reconciliation of amounts reported in accordance with Canadian GAAP to US GAAP.

The above deficiency is not uncommon to many small companies. While this deficiency could lead to a material misstatement in the financial statements, no such misstatement has occurred. Management has undertaken a review of the internal controls over financial reporting and is currently developing an action plan to remedy the internal control deficiency in 2007.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is currently composed of three independent directors, Lionel P. Hurtubise, Patrick J. Lavelle and Louis A. Tanguay; all are considered financial experts by our board of directors.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all of our officers and employees, including the President and Chief Executive Officer, the Senior Vice-president and Chief Financial Officer and our principal accounting officer. The Code of Business Conduct is included in this Annual Report as Exhibit 11.1.
The Code of Business Conduct is available free of charge by writing to the Corporate Secretary, SR Telecom Inc., 8150 Trans-Canada Hwy., Montréal, QC H4S 1M5, Canada.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP (Deloitte) is the Company’s auditor and is independent within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and the requirements of the Independence Standards Board.

The following table presents the fees billed by Deloitte, by category for the fiscal years ended December 31, 2006 and 2005.

Deloitte & Touche LLP fees	2006	2005
	$	$
Audit fees	1,023,950	969,252
Tax fees
Preparation of income tax returns	-	-
Consulting services	-	-
All other fees	106,756	73,500
	1,130,706	1,042,752

“Audit fees” include the aggregate fees billed by Deloitte for the audit of annual consolidated financial statements, other audits and regulatory filings.

 “Tax fees” include the aggregate fees billed by Deloitte for professional services rendered for tax compliance, tax advice as well as consultation and tax planning services in view of the preparation of the Company’s income tax returns, of capital and sales taxes.

“Other fees” include the aggregate fees billed by Deloitte for all other services other than those presented in the categories of audit fees and tax fees. The amounts included in this category for 2005 and 2006 relate mostly to translation services.

We have procedures for the review and pre-approval of any services performed by Deloitte, which require all proposed engagements of Deloitte for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

During 2006 and 2005, the audit committee approved 100% of the audit, non-audit and tax fees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.                                FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                                FINANCIAL STATEMENTS

The following are our audited consolidated financial statements, including related notes, as at December 31, 2006 and 2005 and December 1, 2005 and for the year ended December 31, 2006, the month ended December 31, 2005, the eleven month period ended November 30, 2005, and the year ended December 31, 2004, together with the Auditor’s report thereon.

Report of Independent Registered Chartered Accountants
To the Shareholders and Board of Directors of
SR Telecom Inc.

We have audited the consolidated balance sheets of SR Telecom Inc. (the “Company”) as at December 31, 2006 and 2005 and December 1, 2005, and the consolidated statements of operations, deficit and cash flows for each of the periods in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and December 1, 2005, and the results of its operations and its cash flows for each of the periods in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Montreal, Canada
June 11, 2007, except as to Notes 2 and 32(a), which are as of July 3, 2007

Comments by Auditor on Canada-United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as those discussed in Note 3a) and 31h), as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors dated June 11, 2007, except as to Notes 2 and 32(a), which are as of July 3, 2007 is expressed in accordance with Canadian reporting standards, which do not require references to such change in accounting policies in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements, nor permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Montreal, Canada
June 11, 2007, except as to Notes 2 and 32(a), which are as of July 3, 2007

CONSOLIDATED BALANCE SHEETS

				December 1,
As at		December 31, 2006	December 31, 2005	2005 (note 1)
(in thousands of Canadian dollars)	Notes	$	$	$

Assets
Current assets
Cash and cash equivalents		19,250	9,479	4,796
Restricted cash and short-term investments	8	7,838	732	442
Accounts receivable, net	4	26,940	33,011	40,314
Taxes receivable		1,613	2,484	2,248
Inventory	6	12,026	30,863	33,932
Prepaid expenses and deposits		5,828	4,340	5,580
Total current assets		73,495	80,909	87,312

Investment tax credits	18	-	4,616	4,616
Long-term accounts receivable, net	5	2,365	-	-
Long-term prepaid expenses and deposits		399	-	-
Property, plant and equipment, net	7	43,738	57,842	58,958
Intangible assets, net	9	27,794	41,904	42,614
Other assets, net	10	2,762	2,280	2,467
Total assets		150,553	187,551	195,967

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	35,935	35,478	34,913
Customer advances		3,131	1,227	1,771
Current portion of lease liability	16	-	4,197	4,202
Current portion of long-term debt	12	33,211	34,581	34,667
Total current liabilities		72,277	75,483	75,553

Credit facility	13	52,941	47,862	47,551
Convertible term loan	15	10,487	-	-
Long-term debt	12	381	479	488
Convertible redeemable secured debentures	14	1,785	40,630	39,987
Other long-term liability	24(c-iii)	1,749	1,749	1,752
Total liabilities		139,620	166,203	165,331

Commitments and contingencies	24

Shareholders' Equity
Capital stock	17	352,174	230,086	229,927
Equity component of convertible redeemable secured debentures	14	1,008	27,785	27,851
Equity component of convertible term loan	15	9,645	-	-
Contributed surplus		1,911	-	-
Deficit, pre-fresh start accounting	1	(227,142)	(227,142)	(227,142)
Deficit		(126,663)	(9,381)	-
Total shareholders' equity		10,933	21,348	30,636
Total liabilities and shareholders' equity		150,553	187,551	195,967

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Lionel Hurtubise	Serge Fortin
Director	President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF OPERATIONS
				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended	Year ended
(in thousands of Canadian dollars,		December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
except per share and share information)	Notes	$	$	$	$

Revenue
Equipment		62,363	5,055	45,712	67,598
Services		5,904	583	5,630	12,892
Telecommunications		19,188	1,734	17,670	18,584
Total revenue		87,455	7,372	69,012	99,074

Cost of revenue
Equipment		64,520	4,306	40,103	47,209
Services		4,831	467	2,536	8,685
Total cost of revenue		69,351	4,773	42,639	55,894

Gross profit		18,104	2,599	26,373	43,180

Agent commissions		903	61	1,660	4,724
Selling, general and administrative expenses		50,796	2,634	31,749	39,962
Research and development expenses, net	18	20,954	990	20,610	30,159
Telecommunications operating expenses		15,298	1,446	19,462	18,670
Restructuring, asset impairment and other charges	22	31,515	-	17,200	7,701
Operating loss from continuing operations		(101,362)	(2,532)	(64,308)	(58,036)

Finance charges, net	20	(14,860)	(2,316)	(17,069)	(8,083)
Gain on sale of long-term investment	19	-	-	-	3,444
Gain on settlement of claim	16/24(d)	-	-	2,670	4,583
Gain (loss) on foreign exchange		543	(289)	1,591	2,254
Loss from continuing operations before income taxes		(115,679)	(5,137)	(77,116)	(55,838)
Income tax (expense) recovery	21	(736)	(23)	109	(21,104)
Loss from continuing operations		(116,415)	(5,160)	(77,007)	(76,942)

Earnings (loss) from discontinued operations,
net of income taxes	23	788	(4,221)	(4,758)	(9,192)

Net loss		(115,627)	(9,381)	(81,765)	(86,134)

Basic and diluted	17
Loss per share from continuing operations		(0.17)	(0.08)	(4.34)	(4.62)
Loss per share from discontinued operations		-	(0.06)	(0.27)	(0.55)
Net loss per share		(0.17)	(0.14)	(4.61)	(5.17)

Basic and diluted weighted average number of
common shares outstanding		671,477,773	65,385,505	17,751,817	16,661,454

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended	Year ended
(in thousands of Canadian dollars)		December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	Notes	$	$	$

Balance, beginning of period		(9,381)	-	(180,561)	(90,941)
Fresh start accounting adjustments	1	-	-	35,184	-
Cumulative effect of adoption of new
accounting policies	3	-	-	-	(272)
Deficit, beginning of period, as restated		(9,381)	-	(145,377)	(91,213)
Net loss		(115,627)	(9,381)	(81,765)	(86,134)
Issue costs of equity component of convertible term loan		(690)	-	-	-
Share issue costs		(965)	-	-	(3,214)
Balance, end of period		(126,663)	(9,381)	(227,142)	(180,561)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended	Year ended
(in thousands of Canadian dollars)		December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	Notes	$	$	$	$

Cash flows provided by (used in) continuing operating activities
Loss from continuing operations		(116,415)	(5,160)	(77,007)	(76,942)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization		15,431	1,464	10,550	12,193
Restructuring, asset impairment and other charges	22	30,106	-	14,001	1,681
Loss (gain) on disposal of property, plant
and equipment		774	21	603	(166)
Financing charges		6,659	823	11,211	-
Increase in lease liability		-	-	-	1,586
Gain on sale of long-term investment	19	-	-	-	(3,444)
Gain on settlement of claim	16	-	-	(2,670)	(4,583)
Stock-based compensation		3,019	-	728	247
Future income taxes		-	-	-	20,275
Changes in operating assets and liabilities:
(Increase) decrease in long-term
accounts receivable		(2,365)	-	3,727	(4,073)
Decrease (increase) in non-cash
working capital items	25	17,740	9,802	(8,271)	14,430
Unrealized foreign exchange (gain) loss		(169)	126	(868)	(3,236)
		(45,220)	7,076	(47,996)	(42,032)

Cash flows provided by continuing financing activities
Repayment of bank indebtedness		-	-	-	(3,000)
Issuance of credit facility	13	-	-	48,127	-
Repayment of long-term debt and lease liability		(5,863)	-	(1,314)	(12,536)
Issuance of convertible term loan	15	20,000	-	-	-
Proceeds from issue of shares and warrants,
net of share issue costs	17	53,310	-	-	46,787
Financing costs		(1,581)	-	(5,392)	-
		65,866	-	41,421	31,251

Cash flows (used in) provided by continuing investing activities
(Increase) decrease in restricted cash and short-term investments		(7,106)	(290)	952	5,191
Purchase of short-term investments		-	-	-	(45,439)
Proceeds on sale of short-term investments		-	-	-	48,796
Purchase of property, plant and equipment		(4,331)	(757)	(3,331)	(6,092)
Proceeds on disposal of property, plant
and equipment		562	7	1,418	859
Proceeds on sale of long-term investment		-	-	-	3,444
Other		-	-	-	(579)
		(10,875)	(1,040)	(961)	6,180

Increase (decrease) in cash and cash equivalents
Continuing operations		9,771	6,036	(7,536)	(4,601)
Discontinued operations	23	-	(1,353)	7,783	716
Increase (decrease) in cash and cash equivalents		9,771	4,683	247	(3,885)

Cash and cash equivalents, beginning of period		9,479	4,796	4,549	8,434
Cash and cash equivalents, end of period		19,250	9,479	4,796	4,549

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

1.	Description of business, fresh start accounting and basis of presentation

Description of business
SR Telecom Inc. (SR Telecom or the Company) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, delivers and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural S.A. (CTR), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile. On February 1, 2007, the Company announced the closing of the sale of CTR (see note 32).

Fresh start accounting and basis of presentation
On November 30, 2005, pursuant to the terms of the Convertible Debentures (see note 14), a $10.0 million principal amount of the Convertible Debentures and accrued interest payable in kind thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. This conversion resulted in a substantial realignment of the interests in the Company between the creditors and shareholders.

Effective November 30, 2005, the date of the conversion, the Company adopted fresh start accounting. Accordingly, the Company reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

The following table summarizes the adjustments recorded to implement the fresh start basis of accounting:

	Prior to the adoption of fresh start accounting November 30, 2005	Fresh start adjustments	Notes	After adjustments December 1, 2005
	$	$	$	$
Assets
Current assets	86,727	585	(i)	87,312
Property, plant and equipment	77,581	(18,623)	(ii)	58,958
Intangible assets	3,668	38,946	(iii)	42,614
Investment tax credits	4,616	-		4,616
Other assets	2,467	-		2,467
	175,059	20,908		195,967

Liabilities
Current liabilities	75,553	-		75,553
Credit facility	47,551	-		47,551
Long-term debt	488	-		488
Convertible redeemable secured debentures	40,261	(274)	(v)	39,987
Other long-term liability	1,752	-		1,752
	165,605	(274)		165,331

Shareholders' Equity
Capital stock	219,653	10,274	(v)	229,927
Warrants	13,029	(13,029)	(iv)	-
Equity component of convertible redeemable
secured debentures	37,851	(10,000)	(v)	27,851
Contributed surplus	1,247	(1,247)	(iv)	-
Deficit pre-fresh start accounting	(262,326)	35,184	(vi)	(227,142)
	9,454	21,182		30,636

	175,059	20,908		195,967

Summary of adjustments
The Company revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Company following the substantial realignment of the interests between the shareholders and the creditors of the Company.

(i)
The revaluation resulted in an increase in the current assets, mainly reflecting work-in-process and finished goods inventory. The work-in-process fair value was determined using management’s best estimate of selling price less cost to sell and complete. The finished goods inventory fair value was determined using management’s best estimate of selling price less cost to sell.

(ii)
The revaluation resulted in a net decrease in property, plant and equipment. This decrease related primarily to the property, plant and equipment of CTR. $26.0 million of the decrease was the result of management’s best estimate of the fair value of CTR as a whole and the allocation of its fair value to the assets and liabilities. The property, plant and equipment in the Wireless business segment was valued based on fair market value in continued use of the assets, resulting in a $7.4 million increase in the value of these assets.

(iii)
The revaluation resulted in the Company assigning a value to its technology, using the relief-from-royalties method, calculated using projections developed by management. As well, as part of the revaluation, a value was attributed to customer relationships based on the related revenue and cash flows expected to be generated from these customers determined using projections developed by management.

(iv)	The value of contributed surplus and warrants was determined to be nil at the revaluation date. This value was determined using the Black-Scholes option pricing model.
(v)
Pursuant to the terms of the Convertible Debentures, $10.0 million principal amount, plus accrued interest thereon, classified in equity at the issuance date, was reclassified to capital stock upon their conversion to common shares.

(vi)	The adjustment reflects the increase in net assets of the Company as a result of the revaluation.

Comparative figures
Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2006. These reclassifications related to not presenting assets of discontinued operations separately from assets of continuing operations in the balance sheets as at December 31, 2005 and December 1, 2005.

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the year ended December 31, 2006, the Company incurred a net loss of $115.6 million ($9.4 million for the month ended December 31, 2005 and $81.8 million for the eleven months ended November 30, 2005) and used cash of $45.2 million ($7.1 million for the month ended December 31, 2005 and $48.0 million for the eleven months ended November 30, 2005) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 12). As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and focus on its WiMAX strategy.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing (see note 32, subsequent events).

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.	Significant accounting policies
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(a)   Adoption of new accounting policies

Consolidation of Variable Interest Entities
The Canadian Institute of Charted Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interest. This guideline provides certain guidance for determining when an enterprise includes assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline applied to the Company as of January 1, 2005. Adoption of this guideline did not have an impact on the results of operations or financial position of the Company.

Financial Instruments – Disclosure and Presentation
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the results of operations or financial position of the Company at the time of adoption.

Non-Monetary Transactions
The CICA issued in June 2005 Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830.  However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in the former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption was permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Company chose early adoption of these standards. Adoption of this guideline did not have an impact on the results of operations or financial position of the Company.

Stock-Based Compensation and Other Stock-Based Payments
The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Company has adopted the transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $0.3 million and contributed surplus was increased by the same amount at January 1, 2004.

(b)  Cash and cash equivalents

Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less at the time of purchase.

(c)	Inventory
Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventory is comprised of raw materials, work-in-process and finished goods.
(d)	Income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted and substantially enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

(e)	Property, plant and equipment
Property, plant and equipment are recorded at cost (see note 1) and are depreciated or amortized over their estimated useful lives on the following bases:

Telecommunications network equipment	straight-line over 20 years
Building and improvements	straight-line over 20 and 10 years
Leasehold improvements	straight-line over term of lease
Machinery, equipment and fixtures	20% diminishing balance and straight-line over 3 years
Computer equipment and licences	30% diminishing balance and straight-line over 5 years

(f)	Intangible assets
Intangible assets are recorded at cost (see note 1) and amortized on a straight-line basis over their estimated useful lives on the following bases:

Customer relationships	straight-line over 5 years
Technology	straight-line over 5 years

(g)	Deferred charges
Costs incurred to issue debt are deferred and amortized over the term of the obligation.

(h)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets, subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the use of the asset and its eventual disposal. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized at the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

Subsidiaries that are financially or operationally dependent on the parent Company are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

(j)	Revenue

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom is the US Securities and Exchange Commission’s Staff Accounting Bulletins No. 101 and 104, Revenue Recognition in Financial Statements (SAB 101 and SAB 104) and  the Emerging Issues Committee (EIC) issued abstracts on revenue recognition: EIC 141, Revenue Recognition, and EIC 142, Revenue Arrangements with Multiple Deliverables.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Company determines if the elements within the arrangement can be separated amongst its different elements, using guidance under Canadian and US generally accepted accounting principles. That is, (i) the product or service represents a separate earnings process; (ii) objective, reliable and verifiable evidence of fair value exists; and (iii) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Company recognizes revenue for each element based on relative fair values. Telecommunications service revenue is recognized as the services are rendered.

The Company’s products and services are generally sold pursuant to contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery, and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining costs exceed the remaining revenue, a loss is immediately recognized in the financial statements.

The Company is, pursuant to certain arrangements, subject to late delivery penalties on equipment sales. Penalties are recorded as a reduction of revenue, when the revenue is recognized.

The Company’s customary trade terms include, from time to time, holdbacks on contracts (retainages on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable (see note 5). Performance of the Company’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Company ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Company’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns and other allowances at the time of shipment are based on contract terms and experience from prior claims.

(k)	Research and development
The Company incurs costs relating to the research and development of new products. Research costs are expensed as incurred. Development costs are expensed as incurred unless specific criteria for deferral, in accordance with Canadian GAAP, are met. The development costs are not considered deferrable at this time. Government grants and recognized investment tax credits are netted against such costs.

(l)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency risk. The Company does not enter into financial instruments for trading or speculative purposes. The Company enters into offsetting forward exchange contracts when it is deemed appropriate. The Company does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated monetary assets and liabilities. No such contracts exist as at December 31, 2006.

(m)	Earnings per share
The Company presents both basic and diluted earnings per share on the face of the statement of operations regardless of the materiality of the difference between them, and uses the treasury stock method to compute the dilutive effect of options, warrants and conversion features of other instruments.

(n)	Employee benefit plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Company’s portion of the contributions made under the plan. This plan was suspended effective January 1, 2006.

(o)	Advertising costs
Advertising costs are expensed as incurred. Amounts expensed were nominal for each of the periods presented.

(p)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Balances and transactions that are subject to a high degree of estimation are: fair value determination of assets and liabilities; revenue recognition for long-term contracts; allowance for doubtful accounts receivable; inventory obsolescence; product warranty; amortization; asset valuations; impairment assessments; income taxes; restructuring costs; stock-based compensation; convertible debt; and other provisions and contingencies.

(q)	New accounting recommendations

Financial instruments
The CICA issued Section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans, receivables and investments that are classified as held to maturity, (ii) other financial liabilities be measured at amortized cost or classified as held for trading purposes, and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued Section 3860 (as Section 3861) of the CICA Handbook, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company will adopt these new sections effective January 1, 2007.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, currently presented in other assets on the consolidated balance sheet, will be reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, currently presented in accounts payable and accrued liabilities on the balance sheet, will also be reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, approximately $0.3 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization.

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable will be discounted to their amortized cost January 1, 2007. Approximately $0.6 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the amortized cost and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods will not be restated as a result of adopting this new accounting standard.

Hedges
The CICA issued Section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The adoption of Section 3865 as of January 1, 2007 will not have a material impact on the Company’s consolidated financial statements.

➢	Comprehensive income and its components
➢	Accumulated other comprehensive income and its components

4.	Accounts receivable, net

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Trade	25,407	33,525	40,969
Trade, unbilled	856	882	550
Other (i)	7,153	7,029	6,948
Allowance for doubtful accounts (i)	(6,476)	(8,425)	(8,153)
	26,940	33,011	40,314

(i)  Includes an account receivable from Teleco de Haiti as follows:

	December 31, 2006		December 31, 2005		December 1, 2005
	$	US$	$	US$	$	US$

Account receivable	5,452	4,679	5,455	4,679	5,461	4,679
Allowance for doubtful accounts	(3,121)	(2,679)	(3,706)	(3,179)	(3,710)	(3,179)
	2,331	2,000	1,749	1,500	1,751	1,500

In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M. (Teleco de Haiti). The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million. In the eleven-month period ended November 30, 2005, following various proceedings and actions during 2002 to 2005, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement was signed by SR Telecom and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti did not agree to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case was returned to litigation and its outcome remained uncertain. Management believed that the most likely outcome would not result in the recovery of the receivable and accordingly, in the third quarter of 2006, increased its provision for doubtful account for the entire balance outstanding of $5.5 million.

In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti in the amount of $2.3 million (US$2.0 million). SR Telecom received the settlement amount in late March 2007. As such, the provision for doubtful accounts as at December 31, 2006 was adjusted to reflect the settled amount.

5.	Long-term accounts receivable, net

The long-term accounts receivable of $2.4 million as at December 31, 2006 (nil as at December 31, 2005 and December 1, 2005), is comprised of holdbacks (retainages) on contracts that are due in 2009 and 2010.

6.	Inventory

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Raw materials	17,572	25,983	25,321
Work-in-process	529	1,574	2,315
Finished goods	4,914	3,428	6,296
Reserve for obsolescence	(10,989)	(122)	-
	12,026	30,863	33,932

During the year, charges to adjust inventory cost to its net realizable value were incurred (see note 22).

7.	Property, plant and equipment

	December 31, 2006			December 31, 2005			December 1, 2005
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Land	2,234	-	2,234	2,234	-	2,234	2,234	-	2,234
Telecommunications
network equipment	31,581	2,835	28,746	36,063	212	35,851	35,585	-	35,585
Building, improvements
and fixtures	5,166	712	4,454	5,608	51	5,557	5,603	-	5,603
Machinery and equipment	7,475	1,623	5,852	11,511	178	11,333	12,363	-	12,363
Computer equipment
and licences	3,451	999	2,452	2,936	69	2,867	3,173	-	3,173
	49,907	6,169	43,738	58,352	510	57,842	58,958	-	58,958

During the year, charges to adjust inventory cost to its net realizable value were incurred (see note 22).

Property, plant and equipment includes $0.3 million of machinery assets held under capital leases as at December 31, 2006 ($0.2 million as at December 31, 2005 and December 1, 2005), and $0.1 million of accumulated depreciation as at December 31, 2006 ($0.01 million as at December 31, 2005 and nil as at December 1, 2005). Computer equipment and licences include software licences of $1.6 million as at December 31, 2006 ($1.5 million as at December 31, 2005 and $1.4 million as at December 1, 2005), and accumulated depreciation of $0.5 million as at December 31, 2006 ($0.03 million as at December 31, 2005 and nil as at December 1, 2005).

Depreciation expense taken in the year ended December 31, 2006 amounted to $6.3 million ($0.5 million in the one month ended December 31, 2005, $8.5 million in the eleven months ended November 30, 2005 and $10.3 million in the year ended December 31, 2004).

8.	Restricted cash and short term investments

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Guaranteed Investment Certificates pledged in support of letters of guarantee issued by Canadian and foreign chartered banks, bearing interest at rates ranging from 3.0% to 3.15% (ranging from 1.65% to
1.95% in 2005), maturing through November 2007	173	439	439
Restricted cash held by the Corporation's financial institution as part of the first ranking moveable hypothec over the Corporation's cash
and credit balances held at the financial institution	7,546	-	-
Cash sweep accounts in trust in Chile to meet interest and
principal obligations	119	293	3
	7,838	732	442

9.	Intangible assets, net

	December 31, 2006			December 31, 2005			December 1, 2005
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Customer relationships	3,160	1,185	1,975	9,653	161	9,492	9,653	-	9,653
Technology	32,961	7,142	25,819	32,961	549	32,412	32,961	-	32,961
	36,121	8,327	27,794	42,614	710	41,904	42,614	-	42,614

An impairment charge of $5.4 million ($6.5 million, net of $1.1 million of accumulated amortization) for customer relationships was recorded in the third quarter of 2006 (see note 22). This charge resulted from management’s continued restructuring activities, including the realignment of its business on performing products. As a result, customer relationships directly related to products that the Company is either discontinuing or phasing out over time were written down to their estimated fair value determined as the present value of related estimated future cash flows.

Amortization expense taken in the year ended December 31, 2006 amounted to $8.7 million ($0.7 million in the one month ended December 31, 2005, $0.8 million in the eleven months ended November 30, 2005 and $0.9 million in the year ended December 31, 2004).

10.	Other assets, net

	December 31, 2006			December 31, 2005			December 1, 2005
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Deferred charges	3,384	622	2,762	2,493	213	2,280	2,467	-	2,467

As at December 31, 2006, other assets are comprised of professional fees of $3.4 million ($2.5 million as at December 31, 2005 and December 1, 2005) primarily relating to the establishment of the credit facility in 2005 and the amount allocated to the debt component of the convertible term loan obtained in 2006. The Company is amortizing these costs over the terms of the credit facility and the convertible term loan.

11.	Accounts payable and accrued liabilities

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Trade accounts	20,887	20,475	18,684
Commissions	4,572	5,291	5,929
Accrued payroll and related expenses	3,681	3,186	4,107
Income taxes	749	344	355
Restructuring provision (note 22)	380	928	1,158
Accrued interest	526	471	188
Other	5,140	4,783	4,492
	35,935	35,478	34,913
In February 2006, the Company reached settlements with certain trade suppliers on outstanding accounts payable.  These trade suppliers were also former contract manufacturers for certain of the Company’s products. As a result of these transactions, a gain on settlement was recorded in cost of sales in the amount of $0.8 million (US$0.7 million) as of November 30, 2005.

12.	Long-term debt

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Notes payable issued by CTR, under a term loan facility (i)	18,336	18,159	18,180
Notes payable issued by CTR, under a term loan facility (i)	14,780	16,288	16,307
Obligations under capital leases, bearing interest at rates ranging from
8.8% to 12.0%, repayable at various dates to April 2009	206	343	398
Senior unsecured debentures issued by the Corporation, due October 15, 2011, bearing interest at 8.15% payable semi-annually, redeemable at the option of the Company at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for
redemption (ii)	270	270	270
	33,592	35,060	35,155
Current portion	33,211	34,581	34,667
	381	479	488

(i)
On February 1, 2007, the Company announced the closing of the sale of CTR. As a result of the sale, the Company was fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR and capital lease obligations of CTR, and thus, the Company will not be required to make any payments for such liabilities.

Pursuant to the terms of an Amendment Agreement dated May 19, 2005, the CTR lenders agreed to restructure the repayment schedule of their loans and to postpone the maturity of the loans until May 17, 2008. As at December 31, 2006, a principal amount of $32.6 million or US$28.0 million ($34.3 million or US$29.5 million as at December 31, 2005 and December 1, 2005) was outstanding. The interest rate was at LIBOR plus 4.5%, and an additional 1% per year, payable in kind at maturity, which, at December 31, 2006, is included in long-term debt in the amount of $0.5 million ($0.1 million as at December 31, 2005 and December 1, 2005). SR Telecom continued to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12.0 million. This guarantee was secured against the assets of SR Telecom, ranked pari passu with the Convertible Debentures and was subordinate to the security for the credit facility.

These notes were secured by a pledge of all the assets of CTR and a pledge of the shares of the intermediate holding companies. The Company had agreed to support CTR, including the completion of the network and the maintenance of the Company’s initial equity investment in CTR. SR Telecom had agreed to provide CTR with the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom could repatriate its equity funds from Chile to Canada over and above the amount of the initial equity and SR Telecom’s loans to CTR were subordinated to the notes payable. Guarantees were provided by the Company that, in certain circumstances, were limited to an amount of US$12.0 million. As at December 31, 2006, the lenders had full recourse against SR Telecom for the complete amount of the loans.

These notes were subject to a number of performance, financial performance and financial position covenants, which were in default at December 31, 2006. In accordance with GAAP, these notes were classified as current liabilities. The covenants under the notes fell into two main categories: (1) the financial covenants required the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover; (2) the performance covenants focused on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

(ii)	All but $0.3 million face value of the senior unsecured debentures were exchanged for the Convertible Debentures in August 2005 (see note 14).

13.	Credit facility
On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures and subsequent shareholders of the Company, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Company.

The credit facility of US$39.6 million was fully drawn as at December 31, 2006, December 31, 2005 and December 1, 2005 in the amount of $46.2 million, $46.3 million and $46.2 million, respectively. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and the three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%.  The additional interest is accrued and included in the Credit Facility as at December 31, 2006, December 31, 2005 and December 1, 2005, in the amounts of $6.8 million, $1.7 million and $1.3 million, respectively. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as it becomes available and a payout fee of either, at the option of the lenders, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Company), at maturity, payable by issuing debt or equity. All 2% commitment fees were paid upon initial draw down of the credit facility amounts. The 5% payout fee is included in accrued liabilities as at December 31, 2006 in the amount of $0.6 million (US$0.5 million) and as at December 31, 2005 and December 1, 2005 in the amount of $0.2 million (US$0.2 million).

14.	Convertible redeemable secured debentures
On July 21, 2005 the Company issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into 10% convertible redeemable secured debentures (“Convertible Debentures”), due October 15, 2011. On August 24, 2005, all but $0.3 million face value of the 8.15% debentures were exchanged for $75.5 million face value of Convertible Debentures.

Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Company. The Convertible Debentures are secured by a charge over substantially all of the assets of the Company, ranking behind the security interest granted to the lenders under the Credit Facility and pari passu with the CTR notes, and are subject to the terms of an Inter-Creditor agreement entered into between the credit facility lenders, under the terms of the Credit Facility, the Convertible Debenture holders and the CTR lenders, which set out certain rights and obligations between them.

The Convertible Debentures are convertible into common shares at a rate of 4,606 common shares per $1,000 in principal amount of Convertible Debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, on November 30, 2005, $10.0 million in principal amount of the Convertible Debentures plus accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

On February 2, 2006, the Company converted approximately $61.8 million of Convertible Debentures, including accrued interest payable in kind thereon, into 280,881,314 common shares. In addition, on February 27, 2006, the Company converted approximately $4.5 million of Convertible Debentures, including accrued interest payable in kind thereon, into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place throughout the first quarter of 2006. In aggregate, these conversions resulted in the reclassification of  $39.7 million from the debt component and $26.6 million from the equity component to capital stock.

During the three months ended June 30, 2006, the Company converted $0.4 million of Convertible Debentures, including accrued interest payable in kind thereon, into 1,763,286 common shares, which resulted in the reclassification of $0.2 million from the debt component and $0.2 million from the equity component to capital stock.

In accordance with Canadian GAAP, the Convertible Debentures were accounted for on the basis of their substance and are presented in their component parts of debt and equity.  The debt component was measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the Convertible Debentures discounted at an interest rate of 21%, which approximated the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined and the face value of the Convertible Debentures was allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term.

As at December 31, 2006, the debt component was $1.8 million ($40.6 million as at December 31, 2005 and $40.0 million as at December 1, 2005), including $0.1 million of accreted interest ($0.7 million as at December 31, 2005 and $0.6 million as at December 1, 2005) and interest payable in kind in the amount of $0.3 million ($2.3 million as at December 31, 2005 and $1.8 million as at December 1, 2005), and the equity component was $1.0 million ($27.8 million as at December 31, 2005 and $27.9 million as at December 1, 2005).

15.	Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders comprised of shareholders of the Company. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon, into common shares of the Company at the conversion rate of $0.17 per common share. The financial terms of the convertible term loan include an up-front, 2% commitment fee and a payout fee of 5% of the convertible term loan due at maturity. As at December 31, 2006, the commitment fee of $0.4 million has been paid and $0.02 million has been accrued for the payout fee.

In accordance with Canadian GAAP, the convertible term loan is accounted for on the basis of its substance and is presented in its component parts of debt and equity.  The debt component was measured, prior to adjustment, at the issue date as the present value of the cash payments of interest and principal due under the terms of the convertible term loan using a discount rate of 22%, which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The equity component was measured, prior to adjustment, at the issue date using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0.0%; volatility of 100.0%; risk-free interest rate of 3.9%; and expected life of 5 years. Both components, individually valued as described above, were adjusted, on a prorated basis, to arrive at each component of the convertible term loan. The debt component is accreted to its face value through a charge to earnings over its term.

As at December 31, 2006, the debt component is $10.5 million, including $0.04 million of accreted interest and interest payable in kind in the amount of $0.1 million, and the equity component is $9.6 million.

Issue costs amounting to $1.4 million have been allocated between the debt and equity components of the convertible term loan: $0.7 million was allocated to the debt component and has been included in deferred costs; and $0.7 million was allocated to the equity component and has been included in deficit.

16.	Lease liability
With the acquisition of Netro Corporation in 2003, the Company assumed SR Telecom USA Inc.’s San Jose, California operating lease. As this location was not in use by SR Telecom USA Inc., at the time of acquisition in 2003, a lease liability of $8.6 million was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Company had been unable to sub-lease the premises, nor did it expect to be able to sublease the premises in the near term. As such, in the fourth quarter of 2004, the Company revised its estimate of expected sub-lease revenue, resulting in a $1.6 million charge in the statement of operations and a corresponding increase in the lease liability.

In 2005, the landlord of the lease filed a lawsuit against SR Telecom USA Inc., seeking payment for rent and damages. On January 13, 2006, the Company reached a US$3.6 million settlement with the landlord for the full discharge of the lease liability, resulting in a gain of $2.7 million being recorded in the eleven months ended November 30, 2005. As at      December 1, 2005 and December 31, 2005, the Company’s lease liability was $4.2 million (US$3.6 million) reflecting the settlement payable. This settlement was paid in the first quarter of 2006. As at December 31, 2006, the Company’s lease liability was nil.

17.	Capital stock and warrants

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series

	Issued and outstanding	Capital stock
	common shares
		$
Opening balance as at January 1, 2004	10,467,283	180,866
February 18, 2004
Public offering (a)	5,714,287	31,029
Private placement (a)	571,500	3,104
February 24, 2004, over-allotment option related to public offering (a)	857,142	4,654
Termination of Employee Stock Purchase Plan - cancellation of common shares (b)	(80)	-
Closing balance as at December 31, 2004	17,610,132	219,653
November 30, 2005 mandatory conversion of Convertible Debentures (c)	47,322,829	10,274
Closing balance as at December 1, 2005	64,932,961	229,927
Conversions of debentures during the fourth quarter of 2005 (c)	734,000	159
Closing balance as at December 31, 2005	65,666,961	230,086
February 2, 2006
Private placement (d)	333,333,333	50,000
Conversion of debentures (d)	280,881,314	61,806
February 27, 2006
Private placement (d)	28,498,302	4,275
Conversion of debentures (d)	20,391,019	4,485
Conversion of debentures during the first quarter of 2006	89,269	21
Conversions of debentures during the second quarter of 2006	1,763,286	393
July 24, 2006 issuance of shares (e)	2,769,576	1,108
Closing balance as at December 31, 2006	733,393,060	352,174

(a)
On February 18, 2004, the Company completed a public offering and a private placement of Units. Each Unit issued was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one common share at a price of $9 per common share until the end of February 2006. On February 24, 2004, the over-allotment option related to the public offering was exercised. The total net proceeds to the Company amounted to $46.8 million after deducting share issue costs of $3.2 million.

The gross proceeds of $50.0 million were allocated between common shares and warrants based on their then fair market values. Accordingly, $38.8 million was allocated to common shares and $11.2 million to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted average risk-free interest rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of two years.

(b)	The Company effectively terminated its Employee Stock Purchase Plan as of January 1, 2004 and cancelled 80 common shares in 2004.

(c)
On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10.0 million in principal amount of the Convertible Debentures and $0.3 million of accrued interest payable in kind thereon were converted into common shares. Other conversions of Convertible Debentures took place in 2005.

(d)
On February 2, 2006, the Company completed a private placement and converted Convertible Debentures, including accrued interest payable in kind thereon, into common shares. On February 27, 2006, the Company completed a similar private placement and converted Convertible Debentures, including interest payable in kind thereon, into common shares. Share issue costs amounted to $1.0 million.

(e)
On July 24, 2006, the Company issued common shares to its former Interim President and Chief Executive Officer as per the terms of an agreement. Compensation expense of $1.1 million, as well as $0.7 million for all applicable taxes, was included in selling, general and administrative expenses in 2006.

Warrants
	December 31, 2006	December 31, 2005	December 1, 2005
	Number of warrants	Number of warrants	Number of warrants
Warrants issued in July 2003
Exercise price of $10 per common share,
expiring on July 18, 2008 and August 27, 2008	352,941	352,941	352,941
Warrants issued in February 2004
Exercise price of $9 per common share,
expired on February 20, 2006	-	3,571,465	3,571,465
Issued and outstanding warrants	352,941	3,924,406	3,924,406

Upon the adoption of fresh start accounting on December 1, 2005, the value of the warrants was determined to be nil as at the revaluation date (see note 1). This value was determined using the Black Scholes option pricing model.

Stock-Based Compensation Plan

The following table summarizes the activity in the Employee Stock Option Plan:

					Pre-fresh start (note 1)
	Year ended December 31, 2006		One month ended December 31, 2005		Eleven months ended November 30, 2005		Year ended December 31, 2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$		$
Outstanding,
beginning of period	232,480	30.17	285,430	27.23	406,580	25.03	306,310	32.96
Granted	27,435,835	0.32	-	-	-	-	149,000	7.47
Forfeited/expired	(2,867,600)	0.91	(52,950)	14.32	(121,150)	19.85	(48,730)	21.17
Outstanding,
end of period	24,800,715	0.54	232,480	30.17	285,430	27.23	406,580	25.03
Options exerciseable,
end of period	170,180	30.55	201,730	32.94	249,580	29.45	168,940	40.61

The following table summarizes information about the Company's outstanding and exercisable stock options as at December 31, 2006:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
$			$		$

0.18 to 0.24	1,609,400	6.9 years	0.21	-	-
0.32 to 0.41	23,008,735	6.4 years	0.33	-	-
6.64 to 8.80	78,000	7.1 years	7.62	66,900	7.64
16.40 to 22.90	35,250	4.7 years	18.11	33,950	18.06
45.30 to 57.80	53,830	3.1 years	51.07	53,830	51.07
83.30 to 89.70	15,500	2.5 years	85.57	15,500	85.57
	24,800,715	6.4 years	0.54	170,180	30.55

Stock options under the Employee Stock Option Plan (old ESOP) may be granted to officers and other key employees of the Company to purchase common shares of the Company at an exercise price equal to the weighted-average trading price of all common shares for the five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years.

In March 2006, the Board of Directors approved a new employee and director stock option plan (new ESOP). The plan was approved by the shareholders of the Company at the Annual General Meeting of Shareholders held on June 8, 2006. Options are granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over four years and expire seven years from the grant date. All stock options granted to directors under this plan vest over one year and expire seven years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors, but shall not be lower than the greater of the following: (a) the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option; and (b) the average closing price of the shares on the TSX for the fifteen trading days immediately preceding the date of the grant of the option.

The number of shares reserved for issuance under both plans cannot exceed 10% of issued and outstanding securities of the Company at any time. As at December 31, 2006, 73.3 million shares were reserved for issuance.  The Company intends to issue new shares upon any share option exercise.

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants relating to stock-based compensation and other stock-based payments. The Company determined compensation cost of stock options using the fair value method and applied this change retroactively without restatement of prior periods (see note 3).

The following amounts are recognized as compensation expense in the statement of operations for awards granted since January 1, 2002:

$

For the year ended December 31, 2004	247
For the eleven months ended November 30, 2005	728
For the one month ended December 31, 2005	-
For the year ended December 31, 2006	1,911

The fair value of direct awards of stock is determined based on the quoted market price of the Company’s stock, and the fair value of stock options is determined using the Black-Scholes option pricing model, using the following weighted average assumptions. The estimated fair value of options is amortized to expense over the option-vesting period.

		One month	Eleven months
	Year ended	ended	ended	Year ended
	December 31,	December 31,	November 30,	December 31,
	2006	2005	2005	2004

Options granted	27,435,835	-	-	149,000
Weighted average exercise price	$0.32	-	-	$7.47

Dividend yield	0.0%	-	-	0.0%
Volatility	100.0%	-	-	72.5%
Risk-free interest rate	4.22%	-	-	4.10%
Expected life	5 years	-	-	5 years
Fair value per option granted	$0.29	-	-	$6.33

Loss per share
The Company has outstanding options, warrants, Convertible Debentures and a convertible term loan that could potentially dilute the earnings per outstanding share in the future, but these were excluded from the calculation of diluted net loss per share for the periods presented, as they would have been anti-dilutive. As at December 31, 2006, the amount of common shares that could be issued: (1) from the exercise of all outstanding options is 24,800,715; (2) from the exercise of all outstanding warrants is 352,941; (3) from the conversion of the outstanding Convertible Debentures plus accrued interest payable in kind is 12,343,189; and (4) from the conversion of the outstanding convertible term loan plus accrued interest payable in kind is 118,181,182.

18.	Research and development expenses, net
Investment tax credits netted against research and development expenses amounted to approximately $0.9 million for the year ended December 31, 2006 ($0.1 million, $1.0 million and $2.1 million, respectively, for the one month ended December 31, 2005, the eleven months ended November 30, 2005 and the year ended December 31, 2004).

The Canadian federal government offers a tax incentive to companies performing research and development (“R&D”) activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures, and can be used to reduce federal income taxes otherwise payable in Canada. Such credits, if not used in the year earned, can be carried forward for a period of twenty years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit was recognized on the balance sheet as investment tax credits to be used in future periods. As of July 1, 2003, the Company ceased the recognition of further federal investment tax credits.

In December 2006, the Company determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amount of $4.6 million (nil in the one month ended December 31, 2005, $8.5 million in the eleven months ended November 30, 2005 and $4.2 million in the year ended December 31, 2004) would be realized within their remaining lives. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to the statement of operations.

19.	Gain on sale of long-term investment
During the third quarter of 2004, the Company sold a long-term investment acquired as part of the acquisition of Netro Corporation in 2003 for cash proceeds of $3.4 million (US$2.7 million). This long-term investment had been recorded at an estimated fair value of nil at the time of the Netro acquisition.

20.	Finance charges, net

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
			$	$

Financing charges	882	582	5,035	-
Interest on long-term debt	3,698	283	6,571	8,474
Interest on credit facility	9,336	684	2,475	-
Interest on convertible redeemable secured debentures	1,082	737	2,586	-
Interest on convertible term loan	214	-	-	-
Other interest, net	(352)	30	402	(391)
	14,860	2,316	17,069	8,083

Non-cash financing expenses of $6.7 million, comprised of accreted interest on the convertible debentures and convertible term loan as well as interest paid in kind on the credit facility, convertible debentures, convertible term loan and CTR’s long-term debt, are included in financing expenses for 2006 ($0.8 million in the one month ended December 31, 2005 and $11.2 million in the eleven months ended November 30, 2005).

Commitment fees of $0.4 million on the credit facility and the convertible term loan are included in financing charges for 2006 ($0.2 million in the one month ended December 31, 2005 and $0.2 million in the eleven months ended November 30, 2005).

21.	Income taxes

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Income tax recovery at statutory rates	37,041	1,593	23,921	17,273
Decrease relating to non-deductible items	(2,781)	(536)	(1,131)	(830)
Reversal of temporary differences relating to subsidiaries	-	-	-	(994)
Benefit of losses not previously recognized	85	83	914	-
Decrease due to non-recognition of losses carried forward	(31,651)	(1,093)	(20,222)	(11,833)
Write-off of future tax assets	(1,478)	-	(2,647)	(24,997)
Other	(1,952)	(70)	(726)	277
Income tax (expense) recovery	(736)	(23)	109	(21,104)

The Company is currently appealing a tax assessment in the Kingdom of Saudi Arabia. The Company has accrued $0.9 million in relation to this matter for taxes and penalties. The appeal committee has not yet issued a decision on this matter.

Future income taxes consist of the following temporary differences:

	As at	As at	As at
	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Investment tax credits	-	(1,571)	(1,571)
Excess of tax value over book value of property, plant
and equipment and intangible assets	11,513	11,585	11,482
Holdbacks	(853)	(173)	(173)
Unclaimed research and development expenses	28,629	30,921	30,708
Losses carried forward	89,406	55,144	53,725
Other	2,524	3,012	2,966
Valuation allowance	(131,219)	(98,918)	(97,137)
	-	-	-

The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes since in the year that investment tax credits are used, they are subject to income taxes.

Certain research and development expenditures incurred in Canada, in the amount of approximately $74.0 million, can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has yet to be claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

During the fourth quarter of 2004, as a result of continued losses and the significant uncertainties surrounding the future prospects of the Company, management determined that a valuation allowance on all the future income tax assets was appropriate.

The expiry dates of the Company’s losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

	Amount	Expiry date
	$

Canada	177,000	2010 - 2026
Chile	58,000	Indefinite
United States	53,000	2023 - 2024

Due to ownership changes for US income tax purposes in September 2003, the Company’s use of its net operating losses and tax credits, which were incurred prior to and including the date of ownership change, is subject to an annual limitation.

The Company also has unrecorded investment tax credits that can be used to reduce future income taxes payable, expiring at various dates and in different tax jurisdictions as follows:

	Amount	Expiry date
	$

Canada	24,000	2010 - 2026
United States	7,000	2018

The components of income tax (expense) recovery are as follows:

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Current expense (recovery)	(736)	(23)	109	(829)
Future expense	-	-	-	(20,275)
	(736)	(23)	109	(21,104)

22.	Restructuring, asset impairment and other charges

2006 Restructuring, asset impairment and other charges

For the year ended December 31, 2006, restructuring charges of $31.5 million were incurred.

The Wireless Telecommunications Product segment includes a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge for intangible assets of $5.4 million and an impairment charge for property, plant and equipment of $2.3 million, which took place in the third quarter of 2006. The charges result from management’s continued restructuring activities, which include the realignment of the business on performing products. As a result, inventory, property, plant and equipment and intangible assets directly related to products that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. The intangible assets, comprised of customer relationships, were written down to their estimated fair value determined based on the present value of the related estimated future cash flows. The property, plant and equipment was written down to its estimated fair value based on the estimated sale price for such assets.

In the third quarter of 2006, an impairment charge of $7.2 million on property, plant and equipment was recorded in the Telecommunications Service Provider segment. In light of performance below par and non-binding purchase offers received, the Company tested CTR’s net assets for recoverability. Total estimated future cash flows on an undiscounted basis were less than the carrying value of the net assets. The impairment loss of $7.2 million was measured as the difference between the fair value, based on discounted estimated future cash flows, and the carrying value of the net assets.

During the first six months of 2006, restructuring charges included $1.2 million of severance and termination benefits in relation to the Company’s ongoing efforts to reduce its cost structure. A revision to these estimates was made in the fourth quarter of 2006 based on new information related to the terminations, resulting in additional charges of $0.1 million. These costs primarily related to the Company’s decision to outsource its manufacturing operations and to a reduction of employees in its France subsidiary. In total, 74 employees were terminated, including 67 operations employees, 4 administration employees and 3 sales and marketing employees.

Pursuant to the Company’s decision to outsource manufacturing operations of non-WiMAX products, the Company agreed to sell, during the second quarter of 2006, certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million recorded during the first quarter of 2006.

During the second quarter of 2006, $0.1 million was accrued as a result of a reduction in expected sub-lease revenue related to a Montreal facility that was vacated.

The following table summarizes the 2006 restructuring charges:
	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2005	908	20	928
Additions	1,255	30,260	31,515
Amounts paid/written-down	(1,783)	(30,280)	(32,063)
Liability as at December 31, 2006	380	-	380

2005 Restructuring, asset impairment and other charges

For the eleven months ended November 30, 2005, restructuring charges of $17.2 million were incurred.

These charges were comprised of $3.0 million related to severance and termination benefits for the termination of employees originally laid-off in January 2005 in the Canadian location, and salary continuance for a period ranging from eighteen to twenty-four months relating to the termination of employment contracts for certain executives. These charges were taken by the Company to continue to reduce its cost structure in line with current and projected revenue levels. In total, 95 employees were terminated including 41 research and development employees, 16 project management employees, 9 sales and marketing employees, 19 operations employees and 10 administration employees.

During the second quarter of 2005, as part of its restructuring efforts, the Company undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Company decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $19.9 million offset by an inventory provision of $3.3 million, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and France. The inventory write-down related to France, in the amount of $2.8 million, is included in discontinued operations (see note 23).

During 2005, the Company determined that certain satellite-related assets to be deployed had deteriorated.  Accordingly, a charge of $0.3 million was recorded to write-down such assets to their fair market value.  In addition, $0.1 million was accrued for lease charges related to a Montréal (Québec) manufacturing facility that was vacated in November 2005.

The following table summarizes the 2005 restructuring charges:

	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2004	280	664	944
Additions	3,038	14,162	17,200
Amounts paid/written-down	(2,255)	(14,731)	(16,986)
Liability as at December 1, 2005	1,063	95	1,158

Amounts paid/written-down	(155)	(75)	(230)
Liability as at December 31, 2005	908	20	928

2004 Restructuring, asset impairment and other charges

During the second and third quarter of 2004, restructuring charges of $7.7 million were incurred.

These charges were undertaken by the Company to reduce its cost structure in line with current and projected revenue levels. These costs were comprised primarily of severance and termination benefits, write-off of specific inventory and other assets and accrued lease charges and operating costs related to the U.S. facilities in Washington, as well as losses on the sale of redundant assets. In total, 45 employees were terminated including 28 research and development employees, 1 project management employee, 6 sales and marketing employees, 4 operations employees and 6 administration employees.

Management decided that it would no longer pursue the development and sale of the Stride 2400 product line.  As a result, the Company recorded the write-off of certain inventory of $1.1 million and deferred charges of $0.3 million in the second quarter of 2004.

The following table summarizes the 2004 restructuring charges:

	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2003	944	-	944
Additions	3,436	4,265	7,701
Amounts paid/written-down	(4,100)	(3,601)	(7,701)
Liability as at December 31, 2004	280	664	944

23.	Discontinued operations

Effective December 1, 2005, the Company sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Company effectively disposed of its Swing product line operations.

The sale price, as per the agreement, was to be established between one euro and €4 million, based on the performance of the sold businesses for the year ended November 30, 2006. The Company agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €0.8 million. As of the third quarter of 2006, management estimated, with the available information, that the sold businesses would generate a loss in excess of  €0.8 million and as such, recorded a provision of $1.1 million (€0.8 million ) in the third quarter of 2006. However, following negotiations, an agreement was reached with the Purchaser resulting in no amounts payable. As such, the provision established in the third quarter of 2006 was reversed in the fourth quarter.

As a result of the sale transaction, the Company recorded the following charges in the one month ended December 31, 2005 as part of discontinued operations: a write-down of $0.4 million of the remaining fixed assets of its France subsidiary that were deemed to have no future use as well as a write-off of $0.6 million for remaining Swing-related inventory not taken by the Purchaser that was estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of the France subsidiary, the Company has redirected the remaining operations of the subsidiary to act as a sales office in France for the Company’s other products. The Company entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease in order to find premises more suited to its needs. An agreement was reached in March 2006. The Company accrued, as part of discontinued operations, the settlement of the lease termination as at December 31, 2005 in the amount of $1.5 million (€1.1 million) in the one month ended December 31, 2005. The Company vacated the premises in April 2006.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:
			Pre-fresh start (note 1)
		One	Eleven
	Year ended	month ended	months ended	Year ended
	December 31,	December 31,	November 30,	December 31,
	2006	2005	2005	2004
	$	$	$	$
Revenue of discontinued operations	-	254	13,918	24,862
Loss on disposal of discontinued operations	-	(1,761)	-	-
Pretax earnings (loss) of discontinued operations	788	(4,221)	(4,583)	(7,741)
Earnings (loss) from discontinued operations	788	(4,221)	(4,758)	(9,192)

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement that provides for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the year ended December 31, 2006, the Company earned royalties of $0.8 million.

The cash flows from discontinued operations are summarized as follows:

			Pre-fresh start (note 1)
		One	Eleven
	Year ended	month ended	months ended	Year ended
	December 31,	December 31,	November 30,	December 31,
	2006	2005	2005	2004
	$	$	$	$

Cash flows (used in) provided by operating activities	-	(2,115)	7,791	841
Cash flows provided by (used in) investing activities	-	762	(8)	(125)
(Decrease) increase in cash and cash equivalents from
discontinued operations	-	(1,353)	7,783	716

The net assets of discontinued operations are summarized as follows:

	As at	As at	As at
	December 31,	December 31,	December 1,
	2006	2005	2005
	$	$	$

Accounts receivable, net	-	5,809	5,235
Inventory	-	-	1,019
Other	-	250	880
Current assets	-	6,059	7,134

Property, plant and equipment, net	-	53	1,385

Accounts payable and accrued liabilities	-	(8,365)	(7,621)
Customer advances	-	(75)	(362)
Current liabilities	-	(8,440)	(7,983)

Net (liabilities) assets of discontinued operations	-	(2,328)	536

24.	Commitments and contingencies

(a)  Leases
The Company leases land, buildings and equipment under non-cancellable operating leases. Future minimum lease payments for the forthcoming years are as follows, per business segment:

	Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated
	$	$	$
2007	428	3,772	4,200
2008	168	3,473	3,641
2009	65	1,557	1,622
2010	33	132	165
2011	1	71	72
Thereafter	1	80	81
	696	9,085	9,781

With the closing of the sale of CTR on February 1, 2007, the Company was fully released from all of its obligations.

(b)	Bonds

SR Telecom has entered into bid and performance-related bonds associated with various customer contracts.  Performance bonds generally have a term of twelve months while bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under applicable customer contracts. The total amount of bid and performance-related bonds that were available and drawn down at December 31, 2006 is $2.9 million ($2.0 million as at December 31, 2005 and $2.2 million as at December 1, 2005).

(c)	Guarantees
The Company has the following major types of guarantees:

(i)
As part of the normal sale of products, the Company has provided its customers with product warranties that generally extend for one year to two years for larger contracts.  As at December 31, 2006, the warranty provision is $0.9 million ($0.5 million as at December 31, 2005 and $0.5 million as at December 1, 2005). The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheets:

			Pre-fresh start (note 1)
	Year Ended	One month ended	Eleven months ended
	December 31, 2006	December 31, 2005	November 30, 2005
	$	$	$

Balance, beginning of period	543	470	815
Payments made during the period	(875)	(291)	(1,471)
Warranties accrued during the period	1,219	364	747
Less: Reduction in provision	-	-	379
Balance, end of period	887	543	470

(ii)
The Company also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Company’s products.  Claims under such indemnifications are rare and the associated fair value of the liability is not material.

(iii)	Pursuant to the acquisition of Netro, the Company has agreed to indemnify and hold harmless the directors and officers of Netro for a period of six years to 2009.

(d)	Litigation

The Company included in its accounts payable and accrued liabilities or income taxes payable, as at December 31, 2006, as at December 31, 2005 and as at December 1, 2005, management’s best estimate of the outcome of several litigations, described as follows:

Solectron Arbitration:
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

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation has subsequently come to an agreement with Solectron and has paid the then overdue amount of US$550,000 including interest and fees on June 15, 2005. The remaining balance of US$900,000 due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at December 31, 2005.

Future Communications Company (“FCC”) Litigation
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly-owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal, filed on March 2, 2005, and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision which was in favor of FCC for an amount of US$1.0 million plus court fees.

Employee Related Litigation
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

Tax matters
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes, and by Canadian and provincial governments for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations, including research and development expenses, income tax expense and selling, general and administrative expenses.

General
The Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a materially adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

(e)	Registration Rights

In connection with the issuance of the convertible redeemable secured debentures and convertible loan (collectively the “convertible debt”), the Company entered into a Registration Rights Agreement (the “Agreement”). Pursuant to the terms of the Agreement, the Company is required to cause the common shares issuable or issued pursuant to the terms of the convertible debt, to be registered under the United States Securities Act of 1933 upon request by the holders thereof. In the event that the Company does not comply with the request and other related conditions within the time limits provided in the Agreement, penalties will be payable by the Company at rates ranging from 0.5% to 2% of the common share amounts.

25.	Statements of cash flows

Non-cash working capital items

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Decrease in accounts receivable	6,859	7,819	2,028	28,179
Decrease (increase) in income taxes receivable	1,620	(236)	(1,337)	978
Decrease (increase) in inventory	4,920	2,044	571	(10,532)
(Increase) decrease in prepaid expenses	(1,887)	610	(1,883)	1,724
Decrease in investment tax credits	4,616	-	8,534	4,995
Decrease in accounts payable and accrued liabilities	(367)	(103)	(15,954)	(8,875)
Increase (decrease) in customer advances	1,979	(332)	(230)	(2,039)
	17,740	9,802	(8,271)	14,430

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Cash and cash equivalents are comprised of the following:
Cash in bank	19,250	9,479	4,796	4,549

Supplementary cash flow information

Non-cash financing and investing activities:
Exchange of 8.15% senior unsecured debentures	-	-	(70,730)	-
Issuance of 10% redeemable secured Convertible Debentures	-	-	75,526	-
Shares issued upon conversion of 10% redeemable secured
Convertible Debentures	66,705	159	10,274	-
Shares issued in connection with compensation expense	1,108	-	-	-
	67,813	159	15,070	-

Cash paid for:
Interest	7,798	275	3,758	8,461
Income taxes	269	2	130	450

Discontinued operations:
Cash flows from discontinued operations	788	-	-	-

26.	Related party transactions

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
			$	$
Accounts payable	-	-	-	19
Directors' fees payable	-	-	-	90
Interest and financing fees payable	609	310	245	1,110
Purchases	254	-	37	199
Directors' fees	448	17	572	260
Interest on debt	10,654	1,402	8,793	5,732
Financing fees	882	582	5,035	-

Most of the credit facility, debentures, Convertible Debentures and convertible term loan interest expense relate to amounts due to current shareholders and the debenture conversions took place with current shareholders. Furthermore, the Company has entered into transactions involving, primarily, professional services with members of its Board of Directors and their affiliated companies. During 2006, the Company entered into a consulting agreement with a former member of its board. The Company continues to pay director fees to its board members.

27.	Derivative financial instruments
At December 31, 2006, December 1, 2005 and December 31, 2005, the Company had no forward contracts.

In March 2004, the Company sold its US$2.0 million forward contract at a rate of 1.4203, which resulted in a realized foreign exchange gain of $0.2 million, recorded in the statements of operations.

28.	Employee benefit plan
The Company maintained a defined contribution retirement program covering the majority of its employees. As of January 2006, the Company suspended the employer contributions to the Retirement Savings Plan with Group Retirement Services as part of its cost cutting initiatives. For the one month ended December 31, 2005, the eleven months ended November 30, 2005, and the year ended December 31, 2004, the Company contributed to the plan and recorded an expense of approximately $0.1 million, $0.8 million and $1.1 million, respectively.

As of January 1, 2005, the Company terminated its employee savings plan covering its US employees (plan qualifying under Section 401(k) of the Internal Revenue Code (“the Code”)). The plan allowed employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Company had contributed to this plan in 2004 and accordingly, recorded $0.2 million (US$0.2 million) in 2004 in expenses in the statements of operations.

29.	Business segments and concentrations
As at December 31, 2006, SR Telecom operated in two business segments. The first is the designing, building and deployment of advanced, field-proven broadband fixed Wireless Access solutions, as well as providing full turnkey services to customers. These products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe.  The second business segment, carried out by CTR in Chile, provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile. On February 1, 2007, the Company sold CTR (see note 32).

The accounting policies and methods applied to each of the segments is the same as those described for the consolidated group. Inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated
2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$

As at December 31:

Balance Sheets

Property, plant
and equipment, net	14,356	21,292	29,382	36,550	-	-	43,738	57,842
Intagible assets, net	27,794	41,904	-	-	-	-	27,794	41,904
Other assets, net	2,762	2,280	-	-	-	-	2,762	2,280
Total assets	200,860	229,915	98,832	108,541	(149,139)	(150,905)	150,553	187,551

For the year ended December 31, 2006 and the one-month period ended December 31, 2005:

Statements of operations

External revenue	68,267	5,638	19,188	1,734	-	-	87,455	7,372
Inter-segment revenue	440	24	-	-	(440)	(24)	-	-
Gross profit (loss)	(1,084)	865	19,188	1,734	-	-	18,104	2,599
Finance charges, net	11,184	2,014	3,676	302	-	-	14,860	2,316
Amortization and
depreciation of
property, plant
and equipment	3,636	292	2,686	218	-	-	6,322	510
Amortization and
depreciation of
other assets	409	244	-	-	-	-	409	244
Amortization and
depreciation of
intangible assets	8,700	710	-	-	-	-	8,700	710
Restructuring, asset
impairment and
other charges	24,313	-	7,202	-	-	-	31,515	-
Income tax expense	736	23	-	-	-	-	736	23
Loss from continuing
operations	109,285	5,146	7,130	14	-	-	116,415	5,160
Net loss	108,497	9,367	7,130	14	-	-	115,627	9,381
Purchase of property,
plant and equipment	1,571	251	2,760	506	-	-	4,331	757

	Wireless
	Telecommunications	Telecommunications	Inter-Segment
	Products	Service Provider	Eliminations	Consolidated
	2005	2005	2005	2005
	$	$	$	$

As at December 1:

Balance Sheets

Property, plant
and equipment, net	22,694	36,264	-	58,958
Intagible assets, net	42,614	-	-	42,614
Other assets, net	2,467	-	-	2,467
Total assets	238,324	108,179	(150,536)	195,967

For the eleven months ended November 30, 2005 and the year ended December 31, 2004:
(pre-fresh start accounting, see note 1)

	Nov 2005	Dec 2004	Nov 2005	Dec 2004	Nov 2005	Dec 2004	Nov 2005	Dec 2004
	$	$	$	$	$	$	$	$
Statements of operations

External revenue	51,342	80,490	17,670	18,584	-	-	69,012	99,074
Inter-segment revenue	937	782	-	-	(937)	(782)	-	-
Gross profit	8,703	24,596	17,670	18,584	-	-	26,373	43,180
Finance charges, net	14,230	5,341	2,839	2,742	-	-	17,069	8,083
Amortization and
depreciation of
property, plant
and equipment	3,205	4,320	5,328	6,875	-	(942)	8,533	10,253
Amortization and
depreciation of
other assets	1,191	477	-	598	-	(49)	1,191	1,026
Amortization and
depreciation of
intangible assets	826	914	-	-	-	-	826	914
Restructuring, asset
impairment and
other charges	16,878	7,701	322	-	-	-	17,200	7,701
Gain on sale of
long-term investments	-	3,444	-	-	-	-	-	3,444
Gain on settlement
of claim	2,670	4,583	-	-	-	-	2,670	4,583
Income tax recovery
(expense)	109	(12,610)	-	(8,494)	-	-	109	(21,104)
Loss from continuing
operations	73,190	67,933	3,817	9,009	-	-	77,007	76,942
Net loss	77,948	77,125	3,817	9,009	-	-	81,765	86,134
Purchase of property,
plant and equipment	1,127	2,827	2,223	2,253	(19)	1,012	3,331	6,092

Geographic Information
The Company's basis for attributing revenue from external customers is based on the customer’s location. Telecommunication service revenue is generated entirely in Chile. Sales to customers located outside of Canada was approximately 98% of revenue or $86.0 million for the year ended December 31, 2006 (99% of revenue or $7.3 million for the one-month period ended December 31, 2005, 98% of revenue or $67.5 million for the eleven-month period ended November 30, 2005 and 92% or $91.0 million for the year ended December 31, 2004). The following sets forth external revenue from continuing operations by individual foreign countries where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated:

For the year ended December 31, 2006:

	Revenue	% of revenue
	$

Canada	1,425	2%
Argentina	10,847	12%
Spain	12,812	15%
Chile	19,220	22%
Mexico	19,735	22%
Others	23,416	27%
Total	87,455	100%

For the one-month period ended December 31, 2005:

	Revenue	% of revenue
	$

Canada	56	1%
Thailand	1,047	14%
Chile	1,734	24%
Mexico	1,771	24%
Argentina	1,999	27%
Others	765	10%
Total	7,372	100%

For the eleven-month period ended November 30, 2005, pre-fresh start accounting (note 1):

	Revenue	% of revenue
	$

Canada	1,538	2%
Mexico	10,262	15%
Spain	10,953	16%
Chile	17,670	26%
Others	28,589	41%
Total	69,012	100%

For the year ended December 31, 2004, pre-fresh start accounting (note 1):

	Revenue	% of revenue
	$

Canada	8,026	8%
Thailand	10,576	11%
Chile	18,622	19%
Others	61,850	62%
Total	99,074	100%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated. All of these customers, except those listed as Others, are part of the Wireless Telecommunications Products business segment.

For the year ended December 31, 2006:

	Revenue	% of revenue
	$

Techtel LMDS Communicaciones	10,844	12%
Siemens S.A.	12,812	15%
Axtel S.A. de C.V.	16,632	19%
Others	47,167	54%
Total	87,455	100%

For the one-month period ended December 31, 2005:

	Revenue	% of revenue
	$

RTS (2003) Company Ltd.	964	13%
Telefones de Mexico, S.A. de C.V.	1,385	19%
Techtel LMDS Communicaciones	1,999	27%
Others	3,024	41%
Total	7,372	100%

For the eleven-month period ended November 30, 2005, pre-fresh start accounting (note 1):

	Revenue	% of revenue
	$

Telefones de Mexico, S.A. de C.V.	9,857	14%
Siemens S.A.	10,953	16%
Others	48,202	70%
Total	69,012	100%

For the year ended December 31, 2004, there were no individual customers exceeding 10% of total consolidated revenue from continuing operations.

Intangible assets are located entirely in Canada. The following sets forth the property, plant and equipment of continuing operations by location.

	As at	As at	As at
	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Canada	14,109	19,673	19,736
Chile	29,382	36,550	36,264
Other	247	1,619	2,958
	43,738	57,842	58,958

30.	Financial instruments
The Company operates internationally, exposing it to significant market risks from changes in interest rates and foreign exchange rates. The Company may use derivative financial instruments to reduce these risks but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk
The Company has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk
The Company has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Company has limited currency exposure to freely tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Monetary assets and liabilities denominated in foreign currencies are as follows:

	As at	As at	As at
	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Cash and restricted cash	9,035	10,044	3,883
Accounts receivable, net	25,387	25,665	33,436
Accounts payable	24,041	16,017	15,615
Long-term credit facility	52,941	47,862	47,551
Long-term debt	33,116	34,447	34,487

Credit risk
The Company has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Company requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from four customers represents approximately 65% of the total trade receivable as at December 31, 2006 (as at December 31, 2005 - two customers represented 25%; as at December 1, 2005 - two customers represented 43%).

Fair value
As of December 1, 2005, all assets and liabilities were revalued pursuant to the comprehensive revaluation. Accordingly, management believes that all its financial instruments’ carrying values approximate their fair value as at December 31, 2005.

As at December 31, 2006, the following methods and assumptions have been used to estimate the fair value of the financial instruments:

➢	Current financial assets and liabilities and capital leases approximate their fair values due to their short-term nature.
➢	The long-term accounts receivable are valued using estimated discounted future cash flows expected to be generated.
➢	Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

The fair value and carrying amount of these financial instruments were as follows:

	December 31, 2006
	Carrying amount	Fair value
	$	$

Long-term accounts receivable, net	2,365	1,782
8.15% Debentures	270	176
10% Convertible redeemable secured debentures (debt and equity components)	2,793	3,296
Long-term credit facility	52,941	52,941
Convertible term loan (debt and equity components)	20,132	20,132

Fair value information for the CTR notes payable has not been presented. As at February 1, 2007, the Company closed the sale of CTR. As a result of this sale, the CTR notes have been assumed by the Purchaser.

31.	Reconciliation of amounts reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP (US GAAP). While the information is not a comprehensive summary of all differences between Canadian and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net loss and shareholders’ equity of the Company.

All material differences between Canadian and US GAAP and the effect on net loss, comprehensive loss and balance sheet amounts are presented in the following tables with an explanation of the adjustments.

Reconciliation of consolidated net loss and comprehensive loss

	Year ended December 31,
	2006	2005	2004
	$	$	$

Net loss - Canadian GAAP	(115,627)	(91,146)	(86,134)
Adjustments
Fresh start accounting and asset impairment 2006 (b)	6,009	1,225	-
Asset impairment 2001 (c)	1,666	1,666	1,666
Convertible redeemable secured debentures (d)	(63,370)	(11,146)	-
Convertible term loan (e)	17	-	-
Bid costs, deferred charges and start-up costs (f)	-	987	722
Derivative instruments (g)	329	(345)	(380)
Stock-based compensation (h)	-	209	247
Tax effect of the above adjustments (*)	-	-	(907)
Net loss - US GAAP	(170,976)	(98,550)	(84,786)
Basic and diluted loss per share - US GAAP	(0.25)	(4.52)	(5.09)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same as those used for Canadian GAAP purposes.

(*)  The Company ceased recognizing all benefits of tax loss carry forwards in 2004 and as such the reconciling items between Canadian and US GAAP are not tax effected after that date.

Statement of comprehensive loss
Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

Reconciliation of reported amounts on consolidated balance sheets
Reconciliation of material selected balance sheet accounts between Canadian and US GAAP are as follows:

	Canadian GAAP	Adjustments (b)	All other Adjustments	US GAAP
	$	$	$	$

As at December 31, 2006
Accounts receivable, net (g)	26,940	-	626	27,566
Property, plant and equipment, net (c)	43,738	11,646	(15,728)	39,656
Intangible assets, net	27,794	(25,617)	-	2,177
Other assets, net (e)	2,762	298	686	3,746
Accounts payable (g) (e)	35,935	-	537	36,472
Convertible term loan (e)	10,487	-	6,104	16,591
Convertible redeemable secured debentures (e)	1,785	-	893	2,678
Capital stock (d) (i)	352,174	-	68,411	420,585
Warrants (i)	-	1,815	(764)	1,051
Equity component of convertible redeemable secured debentures (d)	1,008	-	(1,008)	-
Equity component of convertible term loan (e)	9,645	-	(9,645)	-
Contributed surplus/additional paid-in capital (d) (e)	1,911	21,867	(4,751)	19,027
Deficit, pre-fresh start accounting	(227,142)	227,142	-	-
Deficit (c) (d) (e) (g) (i)	(126,663)	(253,844)	(84,848)	(465,355)

	Canadian GAAP	Adjustments (b)	All other Adjustments	US GAAP
	$	$	$	$

As at December 31, 2005
Property, plant and equipment, net (c)	57,842	18,361	(17,394)	58,809
Intangible assets, net	41,904	(38,311)	-	3,593
Other assets, net	2,280	637	-	2,917
Convertible redeemable secured debentures (d)	40,630	-	(36,595)	4,035
Capital stock (d) (i)	230,086	-	7,273	237,359
Warrants (i)	-	13,029	(764)	12,265
Equity component of convertible redeemable secured debentures (d)	27,785	-	(27,785)	-
Contributed surplus/additional paid-in capital (d)	-	1,247	64,124	65,371
Deficit, pre-fresh start accounting	(227,142)	227,142	-	-
Deficit (c) (d) (g) (i)	(9,381)	(259,854)	(25,144)	(294,379)

Additional disclosures required under US GAAP are as follows:

(a)  Consolidated statement of changes in shareholders’ equity in accordance with US GAAP:

	Common stock		Warrants		Additional paid-in capital	Deficit	Total
	Common stock		Warrants
	$	$	$	$	$	$	$

Balance, December 31, 2003	10,467,283	180,074	352,941	1,656	-	(111,043)	70,687
Secondary public offering and private placement	7,142,929	38,787	3,571,465	11,214	-	-	50,001
Share issue costs	-	(2,090)	-	(605)	-	-	(2,695)
Cancellation of shares	(80)	-	-	-	-	-	-
Net loss	-	-	-	-	-	(84,786)	(84,786)
Balance, December 31, 2004	17,610,132	216,771	3,924,406	12,265	-	(195,829)	33,207
Value of beneficial conversion feature recognized on Convertible Debentures	-	-	-	-	75,526	-	75,526
Shares issued upon mandatory conversion of Convertible Debentures and related accrued interest	47,322,829	20,274	-	-	(10,000)	-	10,274
Shares issued on subsequent conversion of Convertible Debentures	734,000	314	-	-	(155)	-	159
Net loss	-	-	-	-	-	(98,550)	(98,550)
Balance, December 31, 2005	65,666,961	237,359	3,924,406	12,265	65,371	(294,379)	20,616
Value of beneficial conversion feature recognized on convertible term loan	-	-	-	-	3,529	-	3,529
Expiry of warrants	-	-	(3,571,465)	(11,214)	11,214	-	-
Private placement	361,831,635	54,275	-	-	-	-	54,275
Issuance of shares to former CEO	2,769,576	1,108	-	-	-	-	1,108
Shares issued upon conversion of convertible debentures	303,124,888	128,808	-	-	(62,998)	-	65,810
Share issue costs	-	(965)	-	-	-	-	(965)
Stock-based compensation	-	-	-	-	1,911	-	1,911
Net loss	-	-	-	-	-	(170,976)	(170,976)
Balance, December 31, 2006	733,393,060	420,585	352,941	1,051	19,027	(465,355)	(24,692)

(b)
Fresh start accounting and asset impairment 2006
In accordance with Canadian GAAP, effective November 30, 2005, the Company adopted fresh start accounting (see Note 1). The Company reclassified the deficit that arose prior to the conversion to a separate account within shareholder’s equity and re-valued its assets and liabilities to their estimated fair values. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Under US GAAP, the transaction did not qualify as a capital reorganization and accordingly, fresh start accounting was not adopted.  The adjustments reflect the reversal of fresh start accounting adjustments recorded under Canadian GAAP and the related effect on current period depreciation, amortization and cost of revenue in the amounts of $2,6 million, $7.9 million and $ 0.1 million, respectively.

In addition, under Canadian GAAP, the asset impairments recorded in 2006 was based on the excess of the fresh start accounting carrying value of property, plant and equipment and intangible assets over their estimated fair value.  Under US GAAP, the impairment charges were determined as the excess of the historical carrying value of such assets, excluding any fresh start accounting, over their estimated fair value.  Fair value was determined as the present value of estimated future net cash flows.  The asset impairment under US GAAP in excess of that recorded under Canadian GAAP is $7.0 million.

The balance sheet adjustments are net of related depreciation, amortization and impairment charge adjustments.

(c)
Asset impairment 2001
Under Canadian GAAP, an asset impairment charge recorded in 2001 was based on the difference between the carrying value of certain assets and the undiscounted future net cash flows. Under US GAAP, the impairment charge was calculated as the amount by which the carrying value of the assets exceeded their fair value. Fair value was determined as the present value of estimated future net cash flows. The resulting adjustment is net of the impact of depreciation.

(d)
Convertible redeemable secured debentures
Under Canadian GAAP, the convertible redeemable secured debentures are accounted for as described in note 14.  Under US GAAP, the issuance of Convertible Debentures in 2005 resulted in the recognition of a beneficial conversion feature measured at the date of issuance. The total value of the feature on August 18, 2005 was $75.5 million and $65.5 million was recognized on that date when the Convertible Debentures were issued and credited to additional paid-in capital. This amount is accreted over the life of the Convertible Debentures using the effective yield method.  As at December 31, 2006 and December 31, 2005, $65.4 million and $1.7 million, respectively, were accreted to the Convertible Debenture liability.

The remaining $10.0 million of Convertible Debentures were subject to a mandatory conversion clause, the date of which was contingent on a number of factors, and were initially credited to a liability. The beneficial conversion feature of this portion, being $10.0 million, was only recognized when the contingency was resolved, on November 30, 2005, and on that date it was reclassified from the liability account to additional paid-in capital. On the same date, pursuant to the mandatory conversion feature, an expense of $10.0 million was recognized and recorded as the convertible debenture liability, since the accretion of these debentures was accelerated by the conversion. Upon conversion, $10.0 million of Convertible Debentures, and $10.0 million of additional paid-in capital, were credited to share capital.

The terms and conditions of the Convertible Debentures were examined to determine if any of these terms and conditions created embedded derivatives. These features did not result in the recognition of any such embedded derivatives.

During the year ended December 31, 2006, $63.0 million of the Convertible Debentures were converted, of which $2.2 million had already been accreted and an additional $60.8 million was recognized as accretion expense and credited to the debenture liability. In addition, $63.0 million of Convertible Debentures and $63.0 million of additional-paid in capital were credited to share capital. As at December 31, 2006 and December 31, 2005, interest accrued on these debentures, payable through the issuance of additional debentures not yet issued, amounted to $0.3 million and $2.3 million, respectively.

(e)
Convertible term loan
Under Canadian GAAP, the convertible term loan is accounted for as described in note 15.  Under US GAAP, the issuance of the convertible term loan in 2006, resulted in the recognition of a beneficial conversion feature measured at the date of issuance. The total value of this feature on December 16, 2006 was $3.5 million. This amount will be accreted over the life of the convertible term loan using the effective yield method. As at December 31, 2006, $29 thousand was accreted to the convertible term loan.

The terms and conditions of the convertible term loan were examined to determine if any features of these terms and conditions created embedded derivatives. These features did not result in the recognition of any such embedded derivatives.

(f)
Bid costs, deferred charges and start-up costs
Under Canadian GAAP, bid costs, deferred charges and start-up costs that satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, such costs are expensed as incurred. The resulting adjustments are net of the amounts amortized under Canadian GAAP. For the year ended December 31, 2006, there were no such costs.

(g)
Derivative instruments
Under US GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of foreign exchange embedded derivative net assets is $0.08 million at December 31, 2006 and net liabilities of $0.3 million at December 31, 2005.

(h)
Derivative instruments
Under US GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of foreign exchange embedded derivative net assets is $0.08 million at December 31, 2006 and net liabilities of $0.3 million at December 31, 2005.

In December 2004, the Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payments.  SFAS No. 123 amends SFAS 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principals Board opinion (APB) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using the modified version of the prospective application for the stock options granted. Under that transition method, compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. Stock-based compensation expense recognized for the year ended December 31, 2006 was $1.9 million. As of January 1, 2006, the total remaining unrecognized compensation cost related to non-vested stock options was nominal.  The financial statements of prior periods do not reflect any restated amounts resulting from the adoption of FAS 123R.

Supplementary disclosures follow:

	Year ended December 31, 2006
	Number of options	Weighted- average grant date fair value

Nonvested stock options at the beginning of the year	30,750	$7.23
Nonvested stock options at the end of the year	24,630,535	$0.29
Stock options granted	27,435,835	$0.29
Stock options vested	10,150	$8.07
Stock options forfeited	2,867,600	$0.91

As of December 31, 2006, the total stock option compensation expense to be recognized in the statement of operations for the next five years is $2.3 million, $1.1 million, $0.5 million, $0.1 million and , $nil, respectively.

The 170,180 stock options exercisable at December 31, 2006 have an intrinsic value of nil.

Had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with SFAS 123, the Company’s pro forma net loss and loss per share for the years ended December 31, 2005 and 2004 would have been as follows:

	December 31,
	2005	2004
	$	$

Net loss - US GAAP - as reported	(98,550)	(84,786)
Fair value of stock-based compensation	(754)	(980)
Net loss - pro forma	(99,304)	(85,766)

Basic and diluted loss per share - US GAAP - as reported	(4.52)	(5.09)
Basic and diluted loss per share - US GAAP - pro forma	(4.56)	(5.15)

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Years ended December 31,
	2005	2004

Dividend yield	n/a	0.0%
Expected volatility	n/a	72.5%
Weighted average risk-free interest rate	n/a	4.1%
Expected life	n/a	5 years

The weighted average fair value per option granted for all options outstanding as of December 31, 2005 and 2004 is $11.17 and $11.81, respectively.

(i)
Share issue costs, restructuring costs and gross profit relating to CTR
Under Canadian GAAP, share issue costs may be charged to retained earnings. Under US GAAP, share issue costs must be deducted from the proceeds of issue. In 2006, share issue costs deducted from retained earnings amounted to $965 thousand ($3.6 million in 2005).

For US reporting purposes, inventory write-downs in the nature described in note 22 would be included as a component of cost of revenue and not included in restructuring charges.

Under Canadian reporting, telecommunications operating expenses have not been included in the determination of gross profit. Under US reporting, all operating costs related to CTR would be included in the determination of gross profit. The resulting gross (loss) profit (including the impact of other items described in this note that affect gross profit) under US GAAP for the years ended 2006, 2005 and 2004 was ($9.9) million, $1.3 million and $29.3 million, respectively.

(j)
Net unrealized holding gains (losses)
Under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, the Company’s investments in securities would be classified as available-for-sale securities and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under US GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders’ equity on the balance sheet, until realized. Upon realization, comprehensive income (loss) would be adjusted to reflect the reclassification of the gains or losses into income (loss). As at December 31, 2006 and December 31, 2005, the Company was not holding any investments.

(k)
Research and development
Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under US GAAP, Canadian federal investment tax credits are included in the provision for income taxes. The Company ceased recognizing benefits of federal investment tax credits carry forwards in 2003 and as such no reconciling item between Canadian and US GAAP is required for the 2004, 2005 and 2006 periods.

(l)
Recent pronouncements
In June 2005, the FASB ratified EITF Issue 05-5, Accounting for Early Retirement or Post-employment Programs with Specific Features. The Company does not provide any early retirement or post-employment programs and thus, the adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109, Accounting for Income Taxes, to create a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Company plans to adopt FIN 48 beginning January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair valuemeasurements; the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Company plans to adopt this Statement beginning January 1, 2007.  The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the Company's consolidated financial statements.

32.	Subsequent events

a)
Term Loan
On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing. The term loan has a five-year term and is subject to the same security as the existing loans under the credit facility, but ranking senior to the existing loans. The term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. The cash portion of the interest will be payable in kind until December 2008.  A payout fee of 5% of the term loan will be paid to lenders upon repayment or maturity of the loan. Closing of the transaction occurred on July 3, 2007.

In connection with entering into this new term loan, the syndicate of lenders has agreed to amend certain terms of the initial advances under the credit facility and the convertible term loan. The maturity date has been amended to match the maturity date of this new financing, and the cash portion of the interest will be payable in kind until December 2008

In addition, amendments were also made to the terms of the credit facility and the convertible term loan for the portion of the debt held by two of the lenders. A conversion right was granted to these two lenders whereby their respective portions would be convertible into common shares of the Company. As well, the conversion price of the portion of the convertible term loan held by one of the lenders was amended.

b)
Reorganization plan
On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide severance costs are estimated to be $0.8 million.

c)	Sale of property On April 12, 2007, the Company closed the sale of its land and building located in Montréal (Québec), Canada for gross proceeds of $8.6 million

The land and building had a net book value of $2.0 million and $3.1 million respectively as at December 31, 2006. This property is presented as part of the Wireless Telecommunications Products segment as at December 31, 2006. The land and building did not qualify to be presented as held for sale at year-end given that the Company has leased back a significant portion of the sold property for a term of 10 years at a rate of approximately $0.6 million per year. In accordance with GAAP, the Company will be accounting for the leaseback of the property as an operating lease. The Company realized a gain on sale of property of $3.6 million in the second quarter of 2007, which will be deferred and amortized over the term of the lease. As part of the lease agreement, the Company is to provide a security deposit of three months’ rent to be returned, proportionately, at the end of the third, fourth and fifth year of the lease. In addition, the purchaser has retained three months’ rent from the proceeds as additional security deposit to be returned at the earliest of when the Company completes two consecutive profitable quarters or the end of the lease term.

d)
Debenture conversion
On February 14, 2007, the Company announced that it would redeem its outstanding 10% convertible debentures on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued but unpaid interest thereon to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest thereon into common shares at an effective rate of $0.15 per common share.

Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest thereon were converted into 13,181,651 common shares. The Company will record these conversions as induced early conversions, with the number of shares converted being measured at $0.217 per common share, pursuant to the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million will be included in financing expenses and incremental conversion costs of $0.9 million will be included in deficit.

On March 6, 2007, the Company redeemed $0.7 million of convertible debentures and accrued but unpaid interest thereon for $0.8 million. The Company will record this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity components of the convertible debentures. The resulting gain of $0.05 million relating to the debt component will included in financing expenses and the resulting loss of $0.04 million relating to the equity component will be included in deficit.

As of March 6, 2007, there were no outstanding 10% convertible redeemable secured debentures.

e)
Sale of CTR
On February 1, 2007, the Company announced the closing of the sale of the shares of its Chilean subsidiary, CTR (Telecommunications Service Provider segment) to Chile.com, an integrated telecom service provider, for proceeds of nil. As part of this transaction, the Company was fully released from all of its obligations with respect to CTR, including liabilites in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to an amount of US$12.0 million.

The results of operations and the cash flows of the Telecommunications Service Provider segment did not qualify for presentation as discontinued operations as of December 31, 2006 as CTR only became available for sale in its present condition in 2007.

Beginning February 1, 2007, the results of operations and the cash flows of the Telecommunications Service Provider segment will be presented in the financial statements as discontinued operations.

The following information sets forth the summarized pro forma condensed consolidated balance sheet of the Company as if the sale transaction had occurred on December 31, 2006, and the results of operations and cash flows as if the sale transaction had occurred on January 1, 2006. Certain transaction costs were assumed in arriving at the pro forma information. The sale of CTR resulted in a loss of $0.2 million, recognized in the first quarter of 2007.

Condensed Consolidated Balance Sheet

Pro forma
as at December 31, 2006
$
Assets
Current assets	67,507
Property, plant and equipment	14,356
Other assets	33,320
115,183

Liabilities
Current liabilities	37,278
Long-term credit facility	52,941
Long-term convertible term loan	10,487
Long-term liability	1,749
Long-term debt	270
Convertible redeemable secured debentures	1,785
104,510
Shareholders' Equity
Capital stock	352,174
Equity components of Convertible Debentures and convertible term loan	10,653
Contributed surplus	1,911
Deficit pre-fresh start accounting	(227,142)
Deficit	(126,923)
10,673
115,183

Condensed Consolidated Statement of Operations

Pro forma
For the year ended
December 31, 2006
$
Revenue	68,707
Cost of revenue	69,724
Gross profit	(1,017)
Operating loss from continuing operations	(99,462)
Finance charges	11,184
Loss from continuing operations	(110,697)
Net loss	(109,909)

Condensed Consolidated Statement of Cash Flows

Pro forma
For the year ended
December 31, 2006
$
Cash flows used in continuing operating activities	(49,811)
Cash flows provided by continuing financing activities	67,664
Cash flows used in continuing investing activities	(8,289)

ITEM 19. EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Certificate and Articles of Incorporation (incorporated by reference to Exhibit 3.1 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).
1.2	By-Laws 2003-1, General By-Laws (incorporated by reference to Exhibit 3.2 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).
2.1
Trust Indenture dated April 22, 1998 between SR Telecom Inc. and Montreal Trust Company (incorporated by reference to Exhibit 4 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

2.2
Form of Warrant issued July 18, 2003 and August 27, 2003 under a Private Placement (issued prior to the Common Share 10 for 1 consolidation on September 3, 2003.) (incorporated by reference to our Annual Report on Form 20-F filed on April 23,2004)

4.1
Agreement and Plan of Merger dated as of March 27, 2003 between SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.1 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.2
Amendment No.1 to Agreement and Plan of Merger dated May 5, 2003 between SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.2 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.3
Amendment No. 2 to Agreement and Plan of Merger dated July 17, 2003 between SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.3 of SR Telecom’s Registration Statement on Form F-4/A, File No. 333-107620).

4.4
Amendment No. 3 to Agreement and Plan of Merger dated August 5, 2003 between SR Telecom Inc., Netro Corporation and Norway Acquisition Corporation (incorporated by reference to Exhibit 2.4 of SR Telecom’s Registration Statement on Form F-4/A, File No. 333-107620).

4.5
Formal Loan Agreement dated July 3, 2001 between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.17 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.6
Formal Loan Agreement dated June 13, 2002 between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.18 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.7
Formal Loan Agreement dated July 3, 2001 between SR Telecom Inc. and Pierre St-Arnaud (incorporated by reference to Exhibit 10.19 of SR Telecom’s Registration Statement on Form F-4, File No. 333-107620).

4.8
Lease between North San Jose Interests and Netro Corporation dated April 20, 2001 (incorporated by reference to Exhibit 10.8 of the Annual Report of Netro Corporation on Form 10K for the year ended December 31, 2001).

4.9	Restated 1998 Key Employee Stock Option Plan dated February 12, 2003, in effect as of April 19, 2001. (incorporated by reference to our Annual Report on Form 20-F filed on April 23, 2004)
4.10	Restated Directors’ Share Compensation Plan dated February 12, 2003. (incorporated by reference to our Annual Report on Form 20-F filed on April 23, 2004)
4.11	Employment Agreement for Pierre St-Arnaud dated June 22, 2000. (incorporated by reference to our Annual Report on Form 20-F filed on April 23, 2004)
4.12	Employment Agreement for Pierre St-Arnaud dated February 14, 2005.
4.13	Employment Agreement for David L. Adams dated February 14, 2005.
4.14	Employment Agreement for Benoit Pinsonnault dated February 18, 2005.
4.15	Employment Agreement for Charles Immendorf dated April 28, 2004.
4.16	Employment Agreement for Pierre St-Arnaud dated March 2, 2005.
4.17	Employment Agreement for David L. Adams dated March 2, 2005.
4.18	Employment Agreement for Benoit Pinsonnault dated February 28, 2005.
4.19
Principles of Restructuring dated April 18, 2005 between SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.

4.20	Deed of Hypothec bearing a formal date of May 12, 2005 between SR Telecom Inc. and BNY Trust Company of Canada.
4.21	Bond Pledge Agreement dated May 19, 2005 between SR Telecom Inc., BNY Trust Company of Canada and the lenders named therein.
4.22	Security Agreement dated May 19, 2005 between SR Telecom Inc. and BNY Trust Company of Canada.
4.23	Credit Agreement dated May 19, 2005 between SR Telecom Inc., BNY Trust Company of Canada and the lenders named therein
4.24	Supplemental Indenture dated August 22, 2005 between SR Telecom Inc., and Computershare Trust Company of Canada and Montreal Trust company amending the terms of the 8.15% Debentures.
4.25	US Registration Rights Agreement dated August 22, 2005 between SR Telecom Inc. and the 10% Convertible Debenture holders specified therein.
4.26	Canadian Registration Rights Agreement dated August 22, 2005 between SR Telecom Inc. and DDJ Capital Management, LLC.
4.27	Consulting Agreement dated October 1, 2005 with David Gibbons.
4.28	Agreement with Blue Tree Advisors dated November 14, 2005 providing for the services of William E. Aziz as Interim Chief Executive Officer.
4.29	Share Purchase Agreement dated January 23, 2006 between the Company and BIV Capital Partners, L.P.
4.30	Share Purchase Agreement dated January 23, 2006 between the Company and GMAM Investment Funds Trust II.
4.31	Share Purchase Agreement dated January 23, 2006 between the Company and DDJ Canadian High Yield Fund.
4.32	Share Purchase Agreement dated January 23, 2006 between the Company and The October Fund, Limited Partnership.
4.33	Share Purchase Agreement dated January 23, 2006 between the Company and Greywolf Capital Management L.P.
4.34	Share Purchase Agreement dated January 23, 2006 between the Company and Guardian Capital LP
4.35	Share Purchase Agreement dated January 23, 2006 between the Company and Catalyst Fund General Partner I Inc.
4.36	Share Purchase Agreement dated January 23, 2006 between the Company and North Pole Capital Master Fund
4.37	Share Purchase Agreement dated January 23, 2006 between the Company and Morgan Stanley & Co. Incorporated
4.38
Canadian amended and restated Registration Rights agreement dated December 15, 2006 between the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund and The October Fund, Limited Partnership.

4.39
US amended and restated Registration Rights agreement dated December 15, 2006 between the Company and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund, DDJ October Fund, Onshore Feeder Limited Partnership, October 05 Investment Sub 2006 Ltd., The October Fund, Limited Partnership, Greywolf Capital Management L.P. and Morgan Stanley & Co. Incorporated.

4.40
First Supplemental Indenture made as of February 1, 2006 between the Company, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, amending the terms of the Trust Indenture between the Company and such parties dated August 22, 2005 governing the Convertible Debentures of the Company.

4.41
Second Supplemental Indenture dated February 1, 2006 between the Company, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, amending the terms of the Trust Indenture between the Company and such parties dated as of August 22, 2005 governing the Convertible Debentures of the Company.

4.42
Eighth amendment dated December 7, 2006 to the Credit Agreement dated May 19, 2005 between SR Telecom and BNY Trust Company and the lenders named therein, providing for the convertible term loan in the amount of $20 million.

4.43	Manufacturing Agreement dated March 17, 2006, between SR Telecom Inc. and Positron Technologies Inc.
4.44
Supplemental Deed of Hypothec dated June 28, 2007 in favour of BNY Trust Company, as fondé de pouvoir on behalf of the Lenders under the Amended and Restated Credit Agreement, providing for an additional $ 100,000,000 hypothec.

4.45	Supplemental Bond Pledge Agreement dated June 28, 2007 in favour of the Lenders under the Amended and Restated Credit Agreement.
4.46
Amended and Restated Credit Agreement dated as of June 27, 2007 between the Company, BNY Trust Company as Administrative Agent and Collateral Agent and the Lenders named therein, providing for an additional credit facility in the amount of $45,000,000 (in addition to the already existing US $39,625,000 facility and the $ 20,000,000 convertible facility).

4.47	Manufacturing Agreement dated May 3, 2007, between the Company and Microelectronics Technology Inc.
4.48	Manufacturing Agreement dated November 15, 2006, between the Company and Triton Electronique Inc.
8	List of subsidiaries.
11.1	Code of Business Conduct
12.1*	Certification of Interim Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act.
12.2*	Certification of Interim Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act.
13.1*	Certification of Interim Chief Executive Officer pursuant to Rule 13a-14(b)/15d-14(b) of the Exchange Act.
13.2*	Certification of Interim Chief Financial Officer pursuant to Rule 13a-14(b)/15d-14(b) of the Exchange Act.

*	Filed herewith

SIGNATURE

SR Telecom Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 5, 2007
SR Telecom Inc.
By:	/s/ Marc Girard
Name: Marc Girard
Title: Senior Vice-President and Chief Financial Officer